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As filed with the Securities and Exchange Commission on January 20, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Genworth Financial, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	6311 (Primary Standard Industrial Classification Code Number)	33-1073076 (I.R.S. Employer Identification Number)
6620 West Broad Street Richmond, Virginia 23230 (804) 281-6000 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Leon E. Roday, Esq.
Senior Vice President, General Counsel and Secretary
Genworth Financial, Inc.
6620 West Broad Street
Richmond, Virginia 23230
(804) 281-6000
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

David S. Lefkowitz, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000	Alexander M. Dye, Esq. LeBoeuf, Lamb, Greene & MacRae, L.L.P. 125 West 55th Street New York, New York 10019 (212) 424-8000	Richard J. Sandler, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  / /

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  / /

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed maximum aggregate offering amount(1)(2)	Amount of registration fee

Class A Common Stock, par value $0.001 per share	$500,000,000	$40,450

(1)
Includes shares subject to underwriters' over-allotment option.

(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued January 20, 2004

                        Shares

Class A Common Stock

        GE Financial Assurance Holdings, Inc., the selling stockholder and an indirect subsidiary of General Electric Company, or GE, is offering all the            shares of Class A Common Stock to be sold in this offering. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price of the shares will be between $            and $            per share.

        The selling stockholder has granted the underwriters the right to purchase up to an additional    shares of Class A Common Stock to cover over-allotments.

        We intend to apply to list the Class A Common Stock on The New York Stock Exchange under the symbol "GNW."

        Concurrently with this offering, the selling stockholder also is offering, by means of a separate prospectus, $600 million of our    % Equity Units. Each Equity Unit will have a stated amount of $25 and will initially consist of a contract to purchase shares of our Class A Common Stock and an interest in a    % senior note due 2009 issued by us.

        Concurrently with this offering, the selling stockholder also is offering, by means of a separate prospectus, $100 million of our    % Series A Cumulative Preferred Stock.

        We will not receive any proceeds from the sale by the selling stockholder of Class A Common Stock in this offering or the Equity Units or Series A Cumulative Preferred Stock in the concurrent offerings.

        Investing in our Class A Common Stock involves risks. See "Risk Factors" beginning on page 14.

PRICE $                      A SHARE

	Per Share	Total
Price to public	$	$
Underwriting discounts and commissions	$	$
Proceeds to selling stockholder	$	$

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares of Class A Common Stock to purchasers on                        , 2004.

Joint lead managers and bookrunners
Morgan Stanley	Goldman, Sachs & Co.

                    , 2004

        Through and including            , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

        Genworth Financial, Inc. is a newly formed company that, prior to the completion of this offering, will acquire substantially all of the assets and assume certain liabilities of GE Financial Assurance Holdings, Inc., or GEFAHI. GEFAHI is an indirect subsidiary of General Electric Company and a holding company for a group of companies that provide life insurance, long-term care insurance, group life and health insurance, annuities and other investment products and U.S. mortgage insurance. Prior to the completion of this offering, Genworth will acquire certain other insurance businesses (including international mortgage insurance and European payment protection insurance) currently owned by other GE subsidiaries but managed by members of the Genworth management team. Genworth will also enter into several significant reinsurance transactions and other arrangements with subsidiaries of GE. For a detailed discussion of our corporate reorganization, the reinsurance transactions and the other arrangements with GE, see "Corporate Reorganization" and "Arrangements Between GE and Our Company."

        In this prospectus, unless the context otherwise requires, "Genworth," "we," "us," and "our" refer to Genworth Financial, Inc. and its combined subsidiaries and include the operations of the businesses acquired from GEFAHI and other GE subsidiaries in connection with our corporate reorganization. References to "GE" include General Electric Company and its subsidiaries. References to the "selling stockholder" refer to GEFAHI.

        The historical combined financial information presented in this prospectus has been derived from our audited and unaudited combined financial statements, which have been prepared as if Genworth had been in existence throughout all relevant periods. Our historical combined financial information and statements include all businesses that were owned by GEFAHI, including those that will not be transferred to us, as well as the other insurance businesses that we will acquire from other GE subsidiaries, each in connection with our corporate reorganization. The unaudited pro forma financial information in this prospectus differs from the historical combined financial information in that it gives effect to the exclusion of the businesses and other assets and liabilities owned by GEFAHI that will not be transferred to us, and to the reinsurance transactions and the other transactions described under "Selected Historical and Unaudited Pro Forma Financial Information."

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        You should rely only on the information contained in this prospectus. Neither we, nor the selling stockholder, has authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholder is offering to sell shares of Class A Common Stock and seeking offers to buy shares of Class A Common Stock only in jurisdictions where offers and sales are permitted. We have not taken any action to permit a public offering of the shares of Class A Common Stock outside the U.S. Persons outside the U.S. who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of Class A Common Stock and the distribution of this prospectus outside the U.S. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of the Class A Common Stock.

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Prospectus Summary

        This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the information set forth in "Risk Factors," before making an investment decision. For information regarding the pro forma financial information presented in this prospectus, see "Selected Historical and Pro Forma Financial Information."

        We are a leading insurance company in the U.S., with an expanding international presence, serving the life and lifestyle protection, retirement income, investment and mortgage insurance needs of more than 15 million customers. We have leadership positions in key products that we expect will benefit from a number of significant demographic, governmental and market trends. We distribute our products and services through an extensive and diversified distribution network that includes financial intermediaries, independent producers and dedicated sales specialists. We conduct operations in 20 countries and have approximately 5,640 employees.

        We have the following three operating segments:

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  Protection. We offer U.S. customers life insurance, long-term care insurance and, for companies with fewer than 1,000 employees, group life and health insurance. In Europe, we offer payment protection insurance, which helps consumers meet their payment obligations in the event of illness, involuntary unemployment, disability or death. In 2002, we were the fourth-largest provider of term life insurance and the leading provider of individual long-term care insurance in the U.S., according to LIMRA International (in each case based upon gross written premiums). We believe that we are the leading provider of term life insurance through brokerage general agencies in the U.S. and that this channel is the largest and fastest-growing distribution channel for term life insurance. Our leadership in long-term care insurance is based upon almost 30 years of product underwriting and claims experience. This experience has enabled us to build and benefit from what we believe is the largest actuarial database in the long-term care insurance industry. For the nine months ended September 30, 2003, our Protection segment had pro forma segment net earnings of $405 million.

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  Retirement Income and Investments. We offer U.S. customers fixed, variable and income annuities, variable life insurance, asset management, and specialized products, including guaranteed investment contracts, funding agreements and structured settlements. We are an established provider of these products and, in 2002, we were the leading provider of income annuities in the U.S., according to LIMRA International (based upon total premiums and deposits). For the nine months ended September 30, 2003, our Retirement Income and Investments segment had pro forma segment net earnings of $136 million.

  •
  Mortgage Insurance. In the U.S., Canada, Australia and Europe, we offer mortgage insurance products that facilitate homeownership by enabling borrowers to buy homes with low-down-payment mortgages. These products also aid financial institutions in managing their capital efficiently by reducing the capital required for low-down-payment mortgages. For the nine months ended September 30, 2003, according to Inside Mortgage Finance, we were the third-largest provider of traditional flow mortgage insurance and the fourth-largest provider of all mortgage insurance in the U.S. (based upon new insurance written). We believe we are the largest provider of private mortgage insurance outside the U.S., with leading mortgage insurance operations in Canada, Australia and the U.K. and a growing presence in Continental Europe.

    The net premiums written in our international mortgage insurance business have increased by a compound annual growth rate of 44% for the two years ended December 31, 2002. For the nine months ended September 30, 2003, our Mortgage Insurance segment had pro forma segment net earnings of $292 million.

We also have a Corporate and Other segment, which consists primarily of net realized investment gains (losses), interest and other financing expenses that are incurred at our holding company level, unallocated corporate income and expenses, and the results of several small, non-core businesses that are managed outside our operating segments. For the nine months ended September 30, 2003, our Corporate and Other segment had a pro forma segment net loss of $69 million.

        We had $10.9 billion of total stockholder's interest and $99.9 billion of total assets as of September 30, 2003, on a pro forma basis. For the nine months ended September 30, 2003, on a pro forma basis, our revenues were $7.3 billion and our net earnings from continuing operations were $764 million. Upon the completion of this offering, we expect our principal life insurance companies to have financial strength ratings of AA- (Very Strong) from S&P, Aa3 (Excellent) from Moody's and A+ (Superior) from A.M. Best, and we expect our rated mortgage insurance companies to have financial strength ratings of AA (Very Strong) from S&P, Aa2 (Excellent) from Moody's and AA (Very Strong) from Fitch.

Market Environment and Opportunities

        We believe we are well positioned to benefit from a number of significant demographic, governmental and market trends, including the following:

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  Aging U.S. population with growing retirement income needs. Significant increases in life expectancy over the past 50 years have increased the risk that individuals will outlive their retirement savings. In addition, increasing numbers of baby boomers are approaching retirement age. We believe these trends will lead to growing demand for products, such as our annuities and other investment products, that help consumers accumulate assets and provide reliable retirement income.

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  Growing lifestyle protection gap. The aging U.S. population and a number of other factors are creating a significant lifestyle protection gap for a growing number of individuals. This gap is the result of individuals not having sufficient financial resources, including insurance coverage, to ensure that their future assets and income will be adequate to support their desired future lifestyle. Other factors contributing to this gap include declining individual savings rates, rising healthcare and nursing home costs, and a shifting of the burden for funding protection needs from governments and employers to individuals. We expect these trends to result in increased demand for our life, long-term care and small group life and health insurance products.

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  Increasing opportunities for mortgage insurance in the U.S. and other countries. We believe a number of factors have contributed and will contribute to the growth of mortgage insurance in the U.S., Canada and Australia, where we have significant mortgage insurance operations. These factors include increasing homeownership levels (spurred in part by government housing policies that favor homeownership); expansion of low-down-payment mortgage loan offerings; legislative and regulatory policies that provide capital incentives for lenders to transfer the risks of low-down-payment mortgages to mortgage insurers; and expansion of secondary mortgage markets that require credit enhancements, such as mortgage insurance. We believe a number of these factors also are becoming evident in some European and Asian markets, where lenders increasingly are using mortgage insurance to manage the risks of their loan portfolios and to expand low-down-payment lending.

Competitive Strengths

        We believe the following competitive strengths will enable us to capitalize on opportunities in our targeted markets:

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  Leading positions in diversified targeted markets. We believe our leading positions in our targeted markets, including term life and individual long-term care insurance, retirement income and mortgage insurance, provide us with the scale and breadth necessary to compete effectively in these markets as they continue to grow. We also believe our strong presence in multiple markets provides balance to our business, reduces our exposure to adverse economic trends affecting any one market and provides stable cash flow to fund growth opportunities.

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  Product innovation and smart breadth. We offer a breadth of products that meet the needs of consumers throughout the various stages of their lives. We refer to our approach to product diversity as "smart" breadth because we are selective in the products we offer and strive to maintain appropriate return and risk thresholds when we expand the scope of our product offerings. We believe our reputation for innovation and our smart breadth of products enable us to sustain strong relationships with our distributors. It also positions us to benefit from the current trend among distributors to reduce the number of insurers with whom they maintain relationships, while at the same time providing distributors continued access to a breadth of products.

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  Extensive, multi-channel distribution network. We have extensive distribution reach and offer consumers access to our products through a broad network of financial intermediaries, independent producers and dedicated sales specialists. In addition, we maintain strong relationships with leading distributors by providing a high level of specialized and differentiated distribution support and by pursuing joint business improvement efforts.

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  Technology-enhanced, scalable, low-cost operating platform. We have pursued an aggressive approach to cost-management and continuous process improvement. We employ an extensive array of cost management disciplines, including aggressive integration efforts, Six Sigma process reengineering and dedicated cost takeout teams. This has enabled us to reduce our recurring operating expenses and provide funds for new growth and technology investments. We also have developed sophisticated technological tools that enhance performance by automating key processes and reducing response times and process variations. In addition, we have centralized our operations and have established scalable, low-cost operating centers in Virginia, North Carolina, India and Ireland.

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  Disciplined risk management with strong compliance practices. Risk management and regulatory compliance are critical parts of our business, and we are recognized in the insurance industry for our excellence in these areas. We employ comprehensive risk management processes in virtually every aspect of our operations, including product development, underwriting, investment management, asset-liability management and technology development programs. We believe these processes, employed by more than 130 dedicated risk management professionals, have enabled us to avoid a number of the pricing and product design pitfalls that have affected other participants in the insurance industry. For example, we have not offered a traditional guaranteed minimum income benefit with our variable annuities, and we have substantially limited our exposure to the riskier portions of the bulk and sub-prime mortgage insurance market. We take a similar disciplined approach to legal and regulatory compliance practices and throughout our company instill a strong commitment to integrity in business dealings and compliance with applicable laws and regulations.

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  Strong balance sheet and high-quality investment portfolio. We believe our size, ratings and capital strength provide us with a significant competitive advantage. We have a diversified, high-quality investment portfolio with $60.2 billion of investment securities, as of September 30, 2003, on a pro forma basis. More than 92% of our fixed-maturity securities had ratings equivalent to investment-grade, and less than 2% of our total investment portfolio consisted of equity securities, as of September 30, 2003, on a pro forma basis.

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  Experienced and deep management team. Our senior management team has an average of approximately 16 years of experience in the financial services industry. We have adopted GE's recognized practices for successfully developing managerial talent at all levels of our organization and have instilled a performance- and execution-oriented corporate culture that we will continue to foster as an independent company.

Growth Strategies

        Our objective is to increase operating earnings and enhance returns on equity. We intend to pursue this objective by focusing on the following strategies:

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  Capitalize on attractive growth trends in three key markets. We have positioned our product portfolio and distribution relationships to capitalize on the attractive growth prospects in three key markets:

    Retirement income, where we believe growth will be driven by a variety of favorable demographic trends and the approximately $4.4 trillion of invested financial assets in the U.S. that are held by people within 10 years of retirement. Our products are designed to enable the growing retired population to convert their invested assets into reliable retirement income.

    Protection, particularly long-term care insurance, where we believe growth will be driven by the increasing protection needs of the expanding aging population and a shifting of the burden for funding these needs to individuals from governments and employers. For example, it is estimated that approximately 70% of individuals in the U.S. aged 65 and older will require long-term care at some time in their lives, but in 2001, only 7% of individuals in the U.S. aged 55 and older had long-term care insurance.

    International mortgage insurance, where we continue to see attractive growth opportunities with the expansion of homeownership and low-down-payment loans. The net premiums written in our international mortgage insurance business have increased by a compound annual growth rate of 44% for the two years ended December 31, 2002. Our international mortgage insurance operations had net earnings of $106 million for the nine months ended September 30, 2003, or 36% of the total net earnings of our Mortgage Insurance segment.

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  Further strengthen and extend our distribution channels. We intend to further strengthen and extend our distribution channels by continuing to differentiate ourselves in areas where we believe we have distinct competitive advantages. These areas include:

    Product and service innovations, as illustrated by new product introductions, such as the introduction in 2002 of our GE Retirement Answer® and our introduction of innovative private mortgage insurance products in the European market, which we believe have been well received by customers and have generated new distribution relationships for us. Our service innovations include programs such as our policyholder wellness initiatives in our long-term care insurance business and our AU Central® Internet platform in our mortgage insurance business.

    Collaborative approach to key distributors, which includes a joint business improvement program (originally developed by GE), called "At the Customer, For the Customer," or ACFC, and our platinum customer service desks, which have benefited our distributors and helped strengthen our relationships with them.

    Technology initiatives, such as our GENIUS® underwriting system, which makes it easier for distributors to do business with us by improving our term life and long-term care insurance underwriting speed and accuracy and also lowering operating costs.

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  Enhance returns on capital and increase margins. We believe we will be able to enhance our returns on capital and increase our margins through the following:

    Rigorous product pricing and return discipline.  We intend to maintain strict product pricing disciplines that are designed to achieve our target returns on capital. Over the past two years, we introduced restructured pricing on newly issued policies in a number of product lines in each of our operating segments, which we believe will increase our expected returns on new business. In addition, we exited products that were not achieving our target returns. We expect our returns on capital to improve as the benefits of these actions emerge over time and as we continue our focus on maintaining target returns in the future.

    Capital efficiency enhancements.  We continually seek opportunities to use our capital more efficiently to support our business, while maintaining our ratings and strong capital position. For example, in 2003, we took actions to reduce the statutory capital required to support most of our new term and universal life insurance policies. We expect these actions will enhance the returns on equity on these blocks of business over time. In addition, we expect that the returns for our U.S. mortgage insurance business will increase as a result of our 2003 decision to reduce excess capital at our mortgage insurance subsidiaries by operating at an AA/Aa2 rating level. We are also pursuing additional capital efficiency enhancements in our U.S. mortgage insurance business, such as reducing our statutory contingency reserves (subject to regulatory approval).

    Enhance investment income.  As part of GE, the yield on our investment portfolio has been affected by the practice in recent years of realizing investment gains through the sale of appreciated securities and other assets during a period of historically low interest rates. This strategy was pursued to offset impairments and losses in our investment portfolio, fund consolidations and restructurings in our business and provide current income. As we transition to being an independent public company, our investment strategy will be to optimize investment income without relying on realized investment gains. As a result of this strategy, we expect the yield on our investment portfolio to stabilize, with the potential for increases in a rising interest rate environment. We also will seek to improve our investment yield by continuously evaluating our asset class mix and pursuing additional investment classes.

    Ongoing operating cost reductions and efficiencies.  We will continually focus on reducing our cost base while maintaining strong service levels for our customers. We expect to accomplish this in each of our operating units through a wide range of cost management disciplines, including consolidating operations, using low-cost operating locations, reducing supplier costs, leveraging Six Sigma and other process improvement efforts, forming dedicated cost takeout teams and investing in new technology, particularly for web-based, digital end-to-end processes.

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  Pursue acquisitions opportunistically. We intend to continue to complement our core growth strategy through selective acquisitions designed to enhance our earnings and returns, the breadth of our product portfolio, or our distribution reach. We have successfully completed the acquisition and integration of 13 key businesses since 1993. As a public company, we will have direct access to capital markets, which we believe will enable us to raise external capital in an efficient manner to facilitate selective acquisitions.

Formation of Genworth Financial, Inc.

        We were incorporated in Delaware on October 23, 2003 in preparation for our corporate reorganization.

        Prior to the completion of this offering, we will acquire substantially all of the assets and assume certain liabilities of GEFAHI. GEFAHI is an indirect subsidiary of GE and a holding company for a group of companies that provide life insurance, long-term care insurance, group life and health insurance, annuities and other investment products and U.S. mortgage insurance. We also will acquire certain other insurance businesses currently owned by other GE subsidiaries but managed by members of the Genworth management team. These businesses include international mortgage insurance, European payment protection insurance, a Bermuda reinsurer and mortgage contract underwriting.

        In consideration for the assets that we will acquire and the liabilities that we will assume in connection with our corporate reorganization, we will issue to GEFAHI the following securities:

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  million shares of our Class B Common Stock. For a description of the terms of our common stock, see "Description of Capital Stock—Common Stock."

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  $600 million of our    % Equity Units, which we refer to in this prospectus as the Equity Units. For a description of the terms of our Equity Units, see "Description of Equity Units." GEFAHI is offering the Equity Units for sale in a concurrent offering.

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  $100 million of our    % Series A Cumulative Preferred Stock, which we refer to in this prospectus as the Series A Preferred Stock. The Series A Preferred Stock is mandatorily redeemable on            . For a description of the terms of our Series A Preferred Stock, see "Description of Capital Stock—Preferred Stock—Series A Preferred Stock." GEFAHI is offering the Series A Preferred Stock for sale in a concurrent offering.

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  A $2.4 billion short-term note, which we refer to in this prospectus as the Short-term Intercompany Note. We intend to repay this note with proceeds from the borrowings under a $2.4 billion short-term revolving credit facility that we intend to establish with a syndicate of banks concurrently with the completion of this offering. We intend to repay the borrowings under this short-term revolving credit facility with proceeds from the issuance of approximately $1.9 billion in senior notes and approximately $500 million in commercial paper, both of which we intend to complete shortly after the completion of this offering. For a description of the terms of this note, see "Description of Certain Indebtedness—Short-term Intercompany Note."

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  A $550 million contingent non-interest-bearing note that matures on the first anniversary of the completion of this offering. We refer to this note in this prospectus as the Contingent Note. This note will be repaid solely to the extent that statutory contingency reserves from our U.S. mortgage insurance business in excess of $150 million are released and paid to us as a dividend by the first anniversary of the completion of this offering. The release of these statutory reserves and payment of the dividend by our U.S. mortgage insurance business to us are subject to statutory limitations, regulatory approval and the absence of any impact on our financial ratings. The term of this note may be extended for a period of up to twelve months to obtain affirmation of our financial ratings. Any portion of the Contingent Note that is not repaid by the first anniversary of the completion of this offering or by the extended term, if applicable, will be canceled. We will record any portion of the Contingent Note that is canceled as a capital contribution. For a description of the terms of this note see "Description of Certain Indebtedness—Contingent Note."

        The liabilities we will assume from GEFAHI include ¥60 billion aggregate principal amount of 1.6% notes due 2011 issued by GEFAHI, ¥3 billion of which GEFAHI currently owns and will transfer to us. We refer to these notes in this prospectus as the Yen Notes. We have entered into arrangements to swap our obligations under these notes to a U.S. dollar obligation with a principal amount of $485 million and bearing interest at a rate of 4.84% per annum.

        Prior to the completion of this offering, GEFAHI will own 100% of our outstanding common stock, which will consist solely of Class B Common Stock. Shares of Class B Common Stock convert automatically into shares of Class A Common Stock when they are held by any person other than GE or an affiliate of GE or when GE no longer beneficially owns at least 10% of our outstanding common stock. As a result, all the shares of common stock offered in this offering consist of Class A Common Stock. Upon the completion of this offering, GE will beneficially own approximately            % of our outstanding common stock, assuming the underwriters' over-allotment option is not exercised, and            %, if it is exercised in full. GE has informed us that, following completion of this offering, it intends, subject to market conditions, to divest its remaining interest in us as soon as practicable. GE has also informed us that, in any event, it expects to reduce its interest to below 50% within two years of the completion of this offering. GE currently expects to reduce its interest through one or more additional public offerings of our common stock after this offering, but it is not obligated to divest our shares in this or any other manner.

        Prior to the completion of this offering, we will enter into a number of arrangements with GE governing our separation from GE and a variety of transition and other matters, including our relationship with GE while GE remains a significant stockholder in our company. These arrangements include several significant reinsurance transactions with Union Fidelity Life Insurance Company, or UFLIC, a wholly-owned subsidiary of GEFAHI that will not be transferred to us. As part of these transactions, we will cede to UFLIC, effective as of January 1, 2004, all of our in-force blocks of structured settlements, substantially all of our in-force blocks of variable annuities, and a block of long-term care insurance policies that we reinsured in 2000 from The Travelers Insurance Company, a subsidiary of Citigroup, Inc., which we refer to in this prospectus as Travelers. In the aggregate, these blocks of business do not meet our target return thresholds, and although we remain liable under these contracts and policies as the ceding insurer, the reinsurance transactions will have the effect of transferring the financial results of the reinsured blocks to UFLIC. We are continuing new sales of structured settlement, variable annuity and long-term care insurance products, and we expect to achieve our targeted returns on these new sales. In addition, we will continue to service these blocks of business, which will preserve our operating scale and enable us to service and grow our new sales of these products. See "Arrangements Between GE and Our Company."

Risks Relating to Our Company

        As part of your evaluation of our company, you should consider the risks associated with our business, our separation from GE and this offering. These risks include:

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  Risks relating to our businesses, including interest rate fluctuations, downturns and volatility in equity markets, defaults in portfolio securities, downgrades in our financial strength and credit ratings, insufficiency of reserves, legal constraints on dividend distributions by subsidiaries, illiquid investments, competition, inability to attract or retain independent sales intermediaries and dedicated sales specialists, defaults by counterparties, foreign exchange rate fluctuations, regulatory restrictions on our operations and changes in applicable laws and regulations, legal or regulatory actions, political or economic instability and the threat of terrorism;

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  Risks relating to our Protection and Retirement Income and Investments segments, including unexpected changes in mortality and morbidity rates, accelerated amortization of deferred acquisition costs and present value of future profits, medical advances such as genetic mapping research, unexpected changes in persistency rates, increases in statutory reserve requirements and changes in tax and securities laws;

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  Risks relating to our Mortgage Insurance segment, including the influence of large mortgage lenders and investors, decreases in the volume of high loan-to-value mortgage originations, increases in mortgage insurance cancellations, increases in the use of simultaneous second mortgages and other alternatives to private mortgage insurance, unexpected increases in mortgage insurance default rates, deterioration in economic conditions, increases in the use of captive reinsurance in the mortgage insurance market, changes in the demand for mortgage insurance that could arise as a result of efforts of large mortgage investors and legal actions under the Real Estate Settlement Practices Act or the Federal Fair Credit Reporting Act;

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  Risks relating to our separation from GE, including the loss of benefits associated with GE's brand and reputation, our need to establish our new Genworth brand identity quickly and effectively, our inability to present financial information in this prospectus that accurately represents the results we would have achieved as a stand-alone company, the possibility that we will not be able to replace services previously provided by GE on comparable terms, uncertainty of amounts and timing of payments that we have agreed to make to GE under our tax matters agreement and other matters relating to that agreement, potential conflicts of interest with GE and GE's engaging in the same type of business as we do in the future; and

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  Risks relating to this offering, including future sales of stock by GE that may depress the price of our shares, fluctuations in our share price and regulatory and statutory requirements and contractual arrangements that may delay or prevent a takeover of our business.

        For a further discussion of these and other risks, see "Risk Factors."

Additional Information

        Our corporate headquarters and principal executive offices are located at 6620 West Broad Street, Richmond, Virginia 23230. Our telephone number at that address is (804) 281-6000. We maintain a variety of websites to communicate with our distributors and customers and to provide information about various insurance and investment products to the general public. None of the information on our websites is part of this prospectus.

The Offering

Class A Common Stock offered by the selling stockholder	shares
Common stock to be outstanding immediately after this offering
Class A	shares
Class B	shares
Common stock to be held by the selling stockholder immediately after this offering
Class B	shares
Over-allotment option	shares of Class A Common Stock to be offered by the selling stockholder if the underwriters exercise the over-allotment option in full.
Voting rights
One vote per share for all matters on which stockholders are entitled to vote, except for the rights of the holder of the Class B Common Stock to approve specified corporate actions and to elect a specified number of directors to our board. See "Description of Capital Stock—Common Stock."
Use of proceeds	We will not receive any proceeds from the sale by the selling stockholder of Class A Common Stock in this offering or of the Equity Units or the Series A Preferred Stock in the concurrent offerings.
Dividend policy
We intend to pay quarterly cash dividends on our common stock at an initial rate of $ per share, commencing with the quarter of 2004. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements of our subsidiaries, legal requirements, regulatory constraints and other factors that the board of directors deems relevant.
Proposed New York Stock Exchange symbol	We intend to apply to list the Class A Common Stock on The New York Stock Exchange under the symbol "GNW."
Concurrent Offerings	Concurrently with this offering, the selling stockholder is publicly offering, by separate prospectuses:
Equity Units	$600 million of our % Equity Units.
Series A Preferred Stock	$100 million of our % Series A Cumulative Preferred Stock.
Conditions	The offerings of the Equity Units and the Series A Preferred Stock are conditioned upon the completion of this offering.
This offering is conditioned upon the completion of the offerings of the Series A Preferred Stock and the Equity Units.

        Unless otherwise indicated, all information in this prospectus:

  •
  reflects the consummation of our corporate reorganization, whereby we will acquire substantially all of the assets and certain liabilities of GEFAHI and acquire certain other GE insurance businesses, in exchange for     million shares of our Class B Common Stock, $600 million of our Equity Units, $100 million of our Series A Preferred Stock, the $2.4 billion Short-term Intercompany Note and the $550 million Contingent Note, all as described under "Corporate Reorganization;"

  •
  assumes an initial public offering price of $    per share (the midpoint of the price range set forth on the front cover of this prospectus);

  •
  assumes the over-allotment option in this offering has not been exercised;

  •
  excludes     million shares of Class A Common Stock issuable upon the exercise of unvested employee stock options to be granted on the date of the completion of this offering, at an exercise price equal to the initial public offering price;

  •
  excludes     million shares of Class A Common Stock issuable upon the exercise of unvested employee stock options that will be issued upon completion of this offering in exchange for unvested GE stock options held by our employees, at a weighted average exercise price of $    per share, and     million shares of Class A Common Stock issuable upon the exercise of vested employee stock options that will be issued upon completion of this offering in exchange for vested GE stock options held by our Chairman, President and Chief Executive Officer, at a weighted average exercise price of $    per share;

  •
  excludes     million shares of Class A Common Stock issuable upon the vesting of restricted stock units and stock appreciation rights that will be issued upon completion of this offering in exchange for unvested GE restricted stock units and stock appreciation rights;

  •
  excludes     million shares of Class A Common Stock available for future issuance under our Genworth Omnibus Incentive Plan; and

  •
  excludes up to     million shares of Class A Common Stock that we will be required to issue to settle the purchase contracts included in our Equity Units.

Summary Historical and Pro Forma Financial Information

        The following table sets forth summary historical and pro forma financial information. You should read this information in conjunction with the information under "Selected Historical and Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and the related notes included elsewhere in this prospectus.

        Prior to the completion of this offering, we will acquire substantially all of the assets and assume certain liabilities of GEFAHI. We also will acquire certain other insurance businesses currently owned by other GE subsidiaries but managed by members of the Genworth management team. These businesses include international mortgage insurance, European payment protection insurance, a Bermuda reinsurer and mortgage contract underwriting. In consideration for the assets that we will acquire and the liabilities that we will assume in connection with our corporate reorganization, we will issue to GEFAHI             million shares of our Class B Common Stock, $600 million of our Equity Units, $100 million of our Series A Preferred Stock, the $2.4 billion Short-term Intercompany Note and the $550 million Contingent Note.

        We have prepared our combined financial statements as if Genworth had been in existence throughout all relevant periods. Our historical combined financial information and statements include all businesses that were owned by GEFAHI including those that will not be transferred to us, as well as the other insurance businesses that we will acquire from other GE subsidiaries, each in connection with our corporate reorganization.

        The unaudited pro forma information set forth below reflects our historical combined financial information, as adjusted to give effect to the transactions described under "Selected Historical and Pro Forma Financial Information" as if each had occurred as of January 1, 2002, in the case of earnings information, and September 30, 2003, in the case of financial position information. The following transactions are reflected in the pro forma financial information:

  •
  a $2.93 billion dividend paid in December 2003;

  •
  the removal of certain businesses and related assets and liabilities of GEFAHI that will not be transferred to us in connection with our corporate reorganization, including UFLIC, the Partnership Marketing Group business, an institutional asset management business, several other small businesses and an aggregate of $1.7 billion of commercial paper issued by GEFAHI and outstanding as of September 30, 2003;

  •
  the reinsurance transactions with UFLIC, including the capital contribution of $1.45 billion that we will make to UFLIC;

  •
  the equity and debt securities that we will issue to GEFAHI in exchange for the assets that we will acquire and the liabilities that we will assume in connection with our corporate reorganization; and

  •
  the other adjustments described in the notes to the unaudited pro forma financial statements under "Selected Historical and Pro Forma Financial Information."

        The unaudited pro forma information below is based upon available information and assumptions that we believe are reasonable. The unaudited pro forma financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been had the transactions described above occurred on the dates indicated. The unaudited pro forma information also should not be considered representative of our future financial condition or results of operations.

        In addition to the pro forma adjustments to our historical combined financial statements, various other factors will have an effect on our financial condition and results of operations after the completion of this offering, including those discussed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Historical						Pro forma
	Nine months ended September 30,		Years ended December 31,				Nine months ended September 30,	Year ended December 31,
(Dollar amounts in millions, per share amounts in dollars)	2003(1)	2002	2002	2001	2000(2)	1999	2003	2002
Combined Statement of Earnings Information
Revenues:
Premiums	$4,937	$4,496	$6,107	$6,012	$5,233	$4,534	$4,601	$5,644
Net investment income	2,999	2,972	3,979	3,895	3,678	3,440	2,304	3,027
Net realized investment gains (losses)	(29)	41	204	201	262	280	(10)	257
Policy fees and other income	700	705	939	993	1,053	751	423	534

Total revenues	8,607	8,214	11,229	11,101	10,226	9,005	7,318	9,462

Benefits and expenses:
Benefits and other changes in policy reserves	3,777	3,402	4,640	4,474	3,586	3,286	3,030	3,643
Interest credited	1,215	1,229	1,645	1,620	1,456	1,290	1,047	1,408
Underwriting, acquisition, and insurance expenses, net of deferrals	1,515	1,393	1,808	1,823	1,813	1,626	1,267	1,427
Amortization of deferred acquisition costs and intangibles(3)	935	860	1,221	1,237	1,394	1,136	784	995
Interest expense	94	94	124	126	126	78	94	115

Total benefits and expenses	7,536	6,978	9,438	9,280	8,375	7,416	6,222	7,588

Earnings from continuing operations before income taxes	1,071	1,236	1,791	1,821	1,851	1,589	1,096	1,874
Provision for income taxes	322	254	411	590	576	455	332	452

Net earnings from continuing operations	$749	$982	$1,380	$1,231	$1,275	$1,134	$764	$1,422

Pro forma earnings per share:
Basic
Diluted
Pro forma shares outstanding:
Basic
Diluted
Selected Segment Information
Total revenues:
Protection	$4,572	$4,159	$5,605	$5,443	$4,917		$4,374	$5,316
Retirement Income and Investments	2,792	2,769	3,756	3,721	3,137		2,122	2,819
Mortgage Insurance	720	705	946	965	895		720	946
Affinity(4)	431	445	588	687	817		—	—
Corporate and Other	92	136	334	285	460		102	381

Total	$8,607	$8,214	$11,229	$11,101	$10,226		$7,318	$9,462

Net earnings (loss) from continuing operations:
Protection	$392	$393	$554	$538	$492		$405	$541
Retirement Income and Investments	128	149	186	215	250		136	202
Mortgage Insurance	292	364	451	428	414		292	451
Affinity(4)	15	(1)	(3)	24	(13)		—	—
Corporate and Other	(78)	77	192	26	132		(69)	228

Total	$749	$982	$1,380	$1,231	$1,275		$764	$1,422

	Historical					Pro forma
	September 30,	December 31,				September 30,
(Dollar amounts in millions)
	2003(1)	2002	2001	2000(2)	1999	2003
Combined Statement of Financial Position Information
Total investments	$77,046	$72,080	$62,977	$54,978	$48,341	$60,160
All other assets	26,322	45,277	41,021	44,598	27,758	39,713

Total assets	$103,368	$117,357	$103,998	$99,576	$76,099	$99,873

Policyholder liabilities	$62,649	$60,188	$53,427	$45,965	$42,730	$62,194
Short-term borrowings	1,686	1,850	1,752	2,258	990	2,400
Long-term borrowings	485	472	622	175	175	485
All other liabilities	20,537	38,095	34,032	38,191	20,958	23,860

Total liabilities	$85,357	$100,605	$89,833	$86,589	$64,853	$88,939

Accumulated nonowner changes in stockholder's interest	$1,148	$835	$(664)	$(424)	$(862)	$802
Total stockholder's interest	18,011	16,752	14,165	12,987	11,246	10,934
U.S. Statutory Information
Statutory capital and surplus	3,915	4,636	5,634	5,109	4,429
Asset valuation reserve	396	390	477	497	500

(1)
On August 29, 2003, we sold our Japanese life insurance and domestic auto and homeowners' insurance businesses for aggregate cash proceeds of approximately $2.1 billion, consisting of $1.6 billion paid to us and $0.5 billion paid to other GE affiliates, plus pre-closing dividends. See notes 4 and 24 to our audited historical combined financial statements for the period ended December 31, 2002.

(2)
During 2000, we consummated three significant business combinations:

  •
  In July 2000, we reinsured 90% of Travelers' long-term care insurance portfolio and acquired certain related assets for $411 million;

  •
  In April 2000, we acquired 97% of Phoenix American Life Insurance Company for $284 million; and

  •
  Effective March 2000, we acquired the insurance policies and related assets of Toho Mutual Life Insurance Company. Our Japanese life insurance business assumed $21.6 billion of policyholder liabilities and $0.3 billion of accounts payable and accrued expenses and acquired $20.3 billion in cash, investments and other tangible assets through this transaction. We sold this business on August 29, 2003, and its results have been presented as discontinued operations.

(3)
As of January 1, 2002, we adopted Statement of Financial Accounting Standard 142, Goodwill and Other Intangible Assets, and, in accordance with its provisions, discontinued amortization of goodwill. Goodwill amortization was $84 million, $70 million and $53 million for the years ended December 31, 2001, 2000 and 1999, respectively, excluding goodwill amortization included in discontinued operations.

(4)
Represents the results of the following businesses, which are owned by GEFAHI but which will not be transferred to us in connection with our corporate reorganization, including (a) UFLIC, (b) the Partnership Marketing Group business, (c) an institutional asset management business, and (d) several other small businesses that are not part of our core ongoing business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Our historical and pro forma financial information."

Risk Factors

        You should carefully consider the following risks before investing in our common stock. These risks could materially affect our business, results of operations or financial condition and cause the trading price of our common stock to decline. You could lose part or all of your investment.

Risks Relating to Our Businesses

Interest rate fluctuations could adversely affect our cash flow and profitability.

        Our life insurance and annuity and other interest-sensitive products expose us to the risk that falling interest rates will reduce our "spread," or the difference between the returns we earn on the investments that support our obligations under these products and the amounts that we must pay policyholders and contractholders. Because we may reduce the interest rates we credit on most of these products only at limited, pre-established intervals, and because some of them have guaranteed minimum crediting rates, declines in interest rates may adversely affect the profitability of those products.

        During periods of increasing market interest rates, we must offer higher crediting rates on interest-sensitive products, such as universal life insurance and fixed annuities, and we must increase crediting rates on in-force products to keep these products competitive. In addition, increases in market interest rates may cause increased policy surrenders, withdrawals from life insurance policies and annuity contracts and requests for policy loans, as policyholders and contractholders seek to shift assets to products with perceived higher returns. This process could have an adverse effect on our financial position, results of operations and cash flow from operating activities. An increase in policy surrenders and withdrawals may also require us to accelerate amortization of policy acquisition costs or other intangibles, which would reduce our net earnings.

        The pricing and expected future profitability of our long-term care insurance products are based in part on expected investment returns. Over time, long-term care insurance products generally produce positive cash flows as customers pay periodic premiums, which we invest as we receive them. Declining interest rates may reduce our ability to achieve our targeted investment margins and may adversely affect the profitability of our long-term care insurance products.

        In our mortgage insurance business, rising interest rates generally reduce the volume of new mortgages, resulting in a decrease in the volume of new insurance written. Rising interest rates also can increase the monthly mortgage payments for insured homeowners with adjustable rate mortgages, or ARMs, which could have the effect of increasing default rates on ARM loans and thereby increasing our exposure on our mortgage insurance policies. This is particularly relevant in our non-U.S. mortgage insurance business, where ARMs are the predominant mortgage product. Declining interest rates increase the rate at which insured borrowers refinance their existing mortgages, thereby resulting in cancellations of the mortgage insurance covering the refinanced loans. Declining interest rates also generally are associated with home price appreciation, which may provide insured borrowers the option of canceling their mortgage insurance coverage earlier than we anticipated in pricing that coverage. These cancellations could result in a significant decline in revenues from our mortgage insurance business.

        During periods of declining market interest rates, the interest we receive on variable interest rate investments decreases. In addition, during those periods, we are forced to reinvest the cash we receive as interest or return of principal on our investments in lower-yielding high-grade instruments or in lower-credit instruments to maintain comparable returns. Issuers of fixed-income securities also may decide to prepay their obligations in order to borrow at lower market rates, which exacerbates the risk that we may have to invest the cash proceeds of these securities in lower-yielding or lower-credit instruments.

Downturns and volatility in equity markets may negatively affect our business and profitability.

        Significant downturns and volatility in equity markets could have an adverse effect on our financial condition and results of operations in two principal ways. First, market downturns and volatility may cause potential new purchasers of our products to refrain from purchasing products that have returns linked to the performance of the equity markets and may cause current policyholders and contractholders to withdraw cash values from their variable annuities or variable life insurance policies or reduce their investments. The sharp declines in the equity markets during 2001 and 2002 have had adverse impacts on our sales of these products.

        Second, downturns and volatility in equity markets can have an adverse effect on the revenues and returns from our insurance, annuity and asset management businesses. Because revenues on our separate account and private asset management products and services depend on fees related primarily to the value of assets under management, declines in the equity markets have reduced, and could further reduce, our revenues by reducing the value of the investment assets we manage. In addition, some of our variable annuity products contain guaranteed minimum death benefits and guaranteed minimum income payments tied to the investment performance of the assets held within the variable annuity. Although we will reinsure substantially all of our existing block of variable annuities with UFLIC, we intend to continue offering these products. A significant market decline could result in declines in account values which could increase our payments under the guaranteed minimum death benefits and certain income payments in connection with variable annuities, which could have an adverse effect on our financial condition and results of operations. We also are exposed to equity risk on our holdings of common stock and other equities.

Defaults in our fixed-income securities portfolio may reduce our earnings.

        Issuers of the fixed-income securities that we own may default on principal and interest payments. As of September 30, 2003 and December 31, 2002 and 2001, respectively, 92%, 93% and 92% of our fixed-maturity securities had ratings equivalent to investment-grade. Nevertheless, as a result of the economic downturn and recent corporate malfeasance, the number of companies defaulting on their debt obligations increased dramatically in 2001 and 2002. As of September 30, 2003 and December 31, 2002 and 2001, we had fixed-maturity securities in or near default (where the issuer has missed payment of principal or interest or entered bankruptcy) with a fair value of $271 million, $181 million and $202 million, respectively. A protracted economic downturn or further events of corporate malfeasance could produce additional defaults and cause our investment returns and net earnings to decline.

        We recognized gross capital gains of $392 million, $790 million and $814 million for the nine months ended September 30, 2003, and the years ended December 31, 2002 and 2001, respectively. We realized these capital gains in part to offset default-related losses during those periods. However, capital gains may not be available in the future, and if they are, we may elect not to recognize capital gains to offset losses.

A downgrade or a potential downgrade in our financial strength or credit ratings could result in a loss of business and have a significant adverse effect on our financial condition and results of operations.

        Financial strength ratings, which various ratings organizations publish as measures of an insurance company's ability to meet contractholder and policyholder obligations, are important to maintaining public confidence in our products, the ability to market our products and our competitive position. A downgrade in our financial strength ratings, or the announced potential for a downgrade, could have a significant adverse effect on our financial condition and results of operations in many ways, including:

  •
  reducing new sales of insurance products, annuities and other investment products;

  •
  adversely affecting our relationships with independent sales intermediaries and our dedicated sales specialists;

  •
  materially increasing the number or amount of policy surrenders and withdrawals by contractholders and policyholders;

  •
  requiring us to reduce prices for many of our products and services to remain competitive; and

  •
  adversely affecting our ability to obtain reinsurance or obtain reasonable pricing on reinsurance.

        In anticipation of this offering, our principal life insurance companies were downgraded from financial strength ratings of "AA" by S&P and "Aa2" by Moody's, to "AA-" and "Aa3," respectively. In addition, as a result of our 2003 decision to reduce excess capital at our mortgage insurance subsidiaries, our mortgage insurance companies were downgraded from financial strength ratings of "AAA" by S&P and Fitch and "Aaa" by Moody's to "AA" by S&P and Fitch and "Aa2" by Moody's. Although we do not believe that these downgrades have negatively affected our business, we cannot assure you that they will not have an adverse effect over time or that our ratings will not be further downgraded in the future.

        The charters of Fannie Mae and the Federal Home Loan Mortgage Corporation, or Freddie Mac, only permit them to buy high loan-to-value mortgages that are insured by a "qualified insurer," as determined by each of them. Their current rules effectively provide that they will accept mortgage insurance only from private mortgage insurers with financial strength ratings of at least "AA-" by S&P and "Aa3" by Moody's. If our financial strength ratings decrease below the thresholds established by Fannie Mae and Freddie Mac, we would not be able to insure mortgages purchased by Fannie Mae or Freddie Mac. Approximately 66% of the loans we insured in the U.S. during the nine months ended September 30, 2003 were sold to either Fannie Mae or Freddie Mac. An inability to insure mortgage loans sold to Fannie Mae or Freddie Mac, or their transfer of our existing policies to an alternative mortgage insurer, would have an adverse effect on our financial condition and results of operations.

        In 2003, the U.S. Office of Federal Housing Enterprise Oversight announced a risk-based capital rule that treats credit enhancements issued by private mortgage insurers with financial strength ratings of "AAA" more favorably than those issued by "AA" rated insurers. Neither Fannie Mae nor Freddie Mac has adopted policies that distinguish between "AA" rated and "AAA" rated mortgage insurers. However, if Fannie Mae or Freddie Mac adopts policies that treat "AAA" rated insurers more favorably than "AA" rated insurers, our competitive position may suffer.

        Our mortgage insurance subsidiaries in Canada and Australia are also subject to local regulations that require them to maintain certain specified minimum financial strength ratings to continue their operations.

        In addition to the financial strength ratings of our insurance subsidiaries, ratings agencies also publish credit ratings for our company. The credit ratings have an impact on the interest rates we pay on the money we borrow. Therefore, a downgrade in our credit ratings could increase our cost of borrowing and have an adverse effect on our financial condition and results of operations.

The ratings of our insurance subsidiaries are not evaluations directed to the protection of investors in our common stock.

        The ratings of our insurance subsidiaries described under "Business—Ratings" reflect each rating agency's current opinion of each subsidiary's financial strength, operating performance and ability to meet obligations to policyholders and contractholders. These factors are of concern to policyholders, contractholders, agents, sales intermediaries and lenders. Ratings are not evaluations directed to the protection of investors in our common stock. They are not ratings of our common stock and should not be relied upon when making a decision to buy, hold or sell our shares of common stock or any other security. In addition, the standards used by rating agencies in determining financial strength are different from capital requirements set by state insurance regulators. We may need to take actions in response to changing standards set by any of the ratings agencies, as well as statutory capital requirements, which could cause our business and operations to suffer.

If our reserves for future policy benefits and claims are inadequate, we may be required to increase our reserve liabilities, which could adversely affect our results of operations and financial condition.

        We establish reserve liabilities to provide for future obligations under our insurance policies, annuities and other investment products, and mortgage insurance contract underwriting arrangements. Reserves do not represent an exact calculation of liability, but rather are estimates of expected net policy and contract benefits and claims payments over time. Our reserving assumptions and estimates require significant judgments and, therefore, are inherently uncertain. We cannot determine with precision the ultimate amounts that we will pay for actual benefit and claim payments, the timing of those payments, or whether the assets supporting our policy and contract liabilities will increase to the levels we estimate before payment of benefits or claims. We continually monitor our reserves. If we concluded that our reserves are insufficient to cover actual or expected policy and contract benefits and claims payments, we would be required to increase our reserves and incur income statement charges for the period in which we make the determination, which could adversely affect our results of operations and financial condition. For more information on how we set our reserves, see "Business—Reserves."

Our ability to pay dividends to our stockholders and to service debt will be subject to legal restrictions on the payment of dividends to us by our insurance subsidiaries.

        We will act as a holding company for our insurance subsidiaries and will not have any significant operations of our own. As a holding company, we will rely on dividends from our subsidiaries as the principal source of cash to meet our obligations, including the payment of operating expenses, principal and interest on debt obligations and stockholder dividends. Our insurance subsidiaries are subject to various U.S. and non-U.S. statutory and regulatory restrictions that limit the amount of dividends or distributions an insurance company may pay without regulatory approval. See "Regulation." The ability of our insurance subsidiaries to pay dividends to us, and our ability to pay dividends to our stockholders, are also subject to various conditions imposed by the rating agencies for us to maintain our ratings.

Some of our investments are relatively illiquid.

        Our investments in privately placed debt securities, mortgage loans, policy loans, limited partnership interests and real estate are relatively illiquid. These asset classes represented approximately 20% of the carrying value of our total cash and invested assets as of September 30, 2003, on a pro forma basis. If we require significant amounts of cash on short notice in excess of our normal cash requirements, we may have difficulty selling these investments in a timely manner, be forced to sell them for less than we otherwise would have been able to realize, or both. For example, our floating rate funding agreements generally contain "put" provisions through which a contractholder may terminate the funding agreement for any reason after giving notice within the contract's specified notice period, which is generally 90 days but can be less than 30 days. As of September 30, 2003, the aggregate amount of our outstanding funding agreements with put option features was approximately $3.1 billion, and the aggregate amount of funding agreements with put option notice periods of 30 days or less was $750 million. If an unexpected number of contractholders exercise this right and we are unable to access other liquidity sources, we may have to liquidate assets quickly. Our inability to quickly dispose of illiquid investments could have an adverse effect on our financial condition and results of operations.

Intense competition could negatively affect our ability to maintain or increase our market share and profitability.

        Our businesses are subject to intense competition. We believe the principal competitive factors in the sale of our products are product features, price, commission structure, marketing and distribution arrangements, brand, reputation, financial strength ratings and service.

        Many other companies actively compete for sales in our protection and retirement income and investments markets, including other major insurers, banks, other financial institutions and specialty providers. The principal direct and indirect competitors for our mortgage insurance business include other private mortgage insurers, as well as federal and state governmental and quasi-governmental agencies in the U.S., including the Federal Housing Administration, or FHA, and to a lesser degree, the Veterans Administration, or VA, Fannie Mae and Freddie Mac, as well as local and state housing finance agencies. We also compete with structured transactions in the capital markets and with other financial instruments designed to manage credit risk, such as credit default swaps and credit linked notes, with lenders who forego mortgage insurance, or self-insure, on loans held in their portfolios, and with lenders that provide mortgage reinsurance through captive mortgage reinsurance programs. In Canada and some European countries, our mortgage insurance business competes directly with government entities, which provide comparable mortgage insurance. Government entities with which we compete typically do not have the same capital requirements and do not have the same profit objectives as we do. Although private companies, such as our company, establish pricing terms for their products to achieve targeted returns, these government entities may offer products on terms designed to accomplish social or political objectives or reflect other non-economic goals.

        In many of our product lines, we face competition from competitors that have greater market share or breadth of distribution, offer a broader range of products, services or features, assume a greater level of risk, have lower profitability expectations or have higher financial strength ratings than we do. Many competitors offer similar products and use similar distribution channels. The substantial expansion of banks' and insurance companies' distribution capacities and expansion of product features in recent years have intensified pressure on margins and production levels and have increased the level of competition in many of our business lines.

We may be unable to attract and retain independent sales intermediaries and dedicated sales specialists.

        We distribute our products through financial intermediaries, independent producers and dedicated sales specialists. We compete with other financial institutions to attract and retain commercial relationships in each of these channels, and our success in competing for sales through these sales intermediaries depends on factors such as the amount of sales commissions and fees we pay, the breadth of our product offerings, the strength of our brand, our perceived stability and our financial strength ratings, the marketing and services we provide to them and the strength of the relationships we maintain with individuals at those firms. Our inability to continue to recruit productive independent sales intermediaries and dedicated sales specialists, or our inability to retain strong relationships with the individual agents at our independent sales intermediaries, would have an adverse effect on our financial condition and results of operations.

If the counterparties to our reinsurance arrangements or to the derivative instruments we use to hedge our business risks default, we may be exposed to risks we had sought to mitigate, which could adversely affect our financial condition and results of operations.

        We use reinsurance and derivative instruments to mitigate our risks in various circumstances. Reinsurance does not relieve us of our direct liability to our policyholders, even when the reinsurer is liable to us. Accordingly, we bear credit risk with respect to our reinsurers. We cannot assure you that our reinsurers will pay the reinsurance recoverable owed to us now or in the future or that they will pay these recoverables on a timely basis. A reinsurer's insolvency or inability or unwillingness to make payments under the terms of its reinsurance agreement with us could have an adverse effect on us.

        Prior to the completion of this offering, we will cede to UFLIC, effective as of January 1, 2004, all of our in-force blocks of structured settlements, substantially all of our in-force blocks of variable annuities, and a block of long-term care insurance policies that we reinsured from Travelers. As of September 30, 2003, these blocks of business had aggregate reserves of $16.1 billion. UFLIC has agreed to establish trust accounts for our benefit to secure its obligations under the reinsurance arrangements, and General Electric Capital Corporation, an indirect subsidiary of GE, or GE Capital, has agreed to maintain UFLIC's risk-based capital above a specified minimum level. If UFLIC becomes insolvent notwithstanding this agreement, and the amounts in the trusts are insufficient to pay UFLIC's obligations to us, our financial condition and results of operations could be materially adversely affected. See "Arrangements between GE and our Company—Reinsurance Transactions."

        In addition, we use derivative instruments to hedge various business risks. We enter into a variety of derivative instruments, including options, forwards, interest rate and currency swaps and options to enter into interest rate and currency swaps with a number of counterparties. If our counterparties fail to honor their obligations under the derivative instruments, our hedges of the related risk will be ineffective. That failure could have an adverse effect on our financial condition and results of operations.

Fluctuations in foreign currency exchange rates and international securities markets could negatively affect our profitability.

        Our international operations generate revenues denominated in local currencies, and we invest cash generated outside the U.S. in non-U.S.-denominated securities. For the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001, respectively, 18%, 14% and 14% of our revenues, and 27%, 12% and 11% of our net earnings from continuing operations, were generated by our international operations, and as of each such date, approximately 5% of our invested assets were held by our international operations and were invested primarily in non-U.S.-denominated securities. Although investing in non-U.S.-denominated fixed-income securities limits the effect of currency exchange rate fluctuation on local operating results, fluctuations in exchange rates affect the translation of these results into our combined financial statements. As a result, period-to-period comparability of our results of operations is affected by fluctuations in exchange rates. In addition, because we derive a significant portion of our earnings from non-U.S.-denominated revenue, our results of operations could be adversely affected to the extent the dollar value of non-U.S.-denominated revenue is reduced as a result of a strengthening U.S. dollar.

        In addition, our investments in non-U.S.-denominated securities are subject to fluctuations in non-U.S. securities and currency markets, and those markets can be volatile. In the last several years, various countries have experienced severe economic and financial disruptions, including significant devaluations of their currencies and low or negative growth rates in their economies. Non-U.S. currency fluctuations also affect the value of any dividends paid by our non-U.S. subsidiaries to their parent companies in the U.S. We may, from time to time, experience losses resulting from fluctuations in the values of non-U.S. currencies, which could have an adverse effect on our financial condition and results of operations.

Our insurance businesses are heavily regulated, and changes in regulation may reduce our profitability and limit our growth.

        Our insurance operations are subject to a wide variety of laws and regulations. State insurance laws regulate most aspects of our U.S. insurance businesses, and our insurance subsidiaries are regulated by the insurance departments of the states in which they are domiciled and licensed. Our non-U.S. insurance operations are regulated principally by insurance regulatory authorities in the jurisdictions in which they are domiciled.

        State laws in the U.S. grant insurance regulatory authorities broad administrative powers with respect to, among other things:

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  licensing companies and agents to transact business;

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  calculating the value of assets to determine compliance with statutory requirements;

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  mandating certain insurance benefits;

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  regulating certain premium rates;

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  reviewing and approving policy forms;

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  regulating unfair trade and claims practices, including through the imposition of restrictions on marketing and sales practices, distribution arrangements and payment of inducements;

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  establishing statutory capital and reserve requirements and solvency standards;

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  fixing maximum interest rates on insurance policy loans and minimum rates for guaranteed crediting rates on life insurance policies and annuity contracts;

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  approving changes in control of insurance companies;

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  restricting the payment of dividends and other transactions between affiliates; and

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  regulating the types, amounts and valuation of investments.

State insurance regulators and the National Association of Insurance Commissioners, or NAIC, regularly re-examine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations are often made for the benefit of the consumer at the expense of the insurer and thus could have an adverse effect on our financial condition or results of operation.

        Our mortgage insurance business is subject to additional laws and regulations. For a discussion of the risks associated with those laws and regulations, see "—Risks Relating to Our Mortgage Insurance Business—Changes in regulations that affect the mortgage insurance business could affect our operations significantly and could reduce the demand for mortgage insurance."

        Currently, the U.S. federal government does not regulate directly the business of insurance. However, federal legislation and administrative policies in several areas can significantly and adversely affect insurance companies. These areas include financial services regulation, securities regulation, pension regulation, privacy, tort reform legislation and taxation. In addition, legislation has been introduced in the U.S. Senate, which, if enacted, would establish comprehensive and exclusive federal regulation over all "interstate insurers."

        Our international operations are subject to regulation in the relevant jurisdictions in which they operate, which in many ways is similar to that of the state regulation outlined above. See "Regulation—International Regulation."

        Compliance with applicable insurance laws and regulations is time consuming and personnel-intensive, and changes in these laws and regulations may increase materially our direct and indirect compliance and other expenses of doing business, thus having an adverse effect on our financial condition and results of operations. For a further discussion of the regulatory framework in which we operate, see "Regulation."

Legal and regulatory actions are common in the insurance business and may result in financial losses and harm our reputation.

        We face significant risks of litigation and regulatory investigations and actions in connection with our activities as an insurer, financial services provider, employer, investment adviser, securities issuer, investor and taxpayer. These lawsuits and regulatory actions may be difficult to assess or quantify and may seek recovery of very large or indeterminate amounts, including punitive and treble damages, which may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our financial condition and results of operations.

        Life insurance companies historically have been subject to substantial litigation resulting from policy disputes and other matters. Most recently, they have faced extensive claims, including class-action lawsuits, alleging improper life insurance sales practices. Judgments or negotiated settlements of such claims have had an adverse impact on the financial condition and results of operations of other insurance companies. We recently agreed to settle one such case and have established what we believe are adequate reserves to bring the matter to a conclusion. Substantial legal liability in any of these or future legal or regulatory actions could have an adverse financial effect or cause significant reputational harm, which could seriously harm our business prospects. For further details regarding the litigation in which we are involved, see "Business—Legal Proceedings."

We have significant operations in India that could be adversely affected by changes in the political or economic stability of India or government policies in India or the U.S.

        Through an arrangement with an affiliate of GE, we have a substantial team of professionals in India who provide a variety of services to our insurance operations, including customer service, transaction processing, and functional support including finance, investment research, actuarial, risk and marketing. See "Arrangements Between GE and Our Company—Relationship with GE—Arrangements Regarding Our Operations in India." The development of our operations center in India has been facilitated partly by the liberalization policies pursued by the Indian government over the past decade. The current government of India, formed in October 1999, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. However, we cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting our business could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

        The political climate in the U.S. also could change so that it would not be practical for us to use international operations centers, such as call centers. This could adversely affect our ability to maintain or create low-cost operations outside the U.S.

The continued threat of terrorism, the occurrence of terrorist acts and ongoing military actions could adversely affect our financial condition and results of operations.

        The continued threat of terrorism and ongoing military actions, as well as heightened security measures in response to these threats and actions, may cause significant volatility in global financial markets, disruptions to commerce and reduced economic activity. These consequences could have an adverse effect on the value of the assets in our investment portfolio. We cannot predict whether, and the extent to which, companies in which we maintain investments may suffer losses as a result of financial, commercial or economic disruptions, or how any such disruptions might affect the ability of those companies to pay interest or principal on their securities. The continued threat of terrorism also could result in increased reinsurance prices and potentially cause us to retain more risk than we otherwise would retain if we were able to obtain reinsurance at lower prices. In addition, the occurrence of terrorist actions could result in higher claims under our insurance policies than we had anticipated.

Risks Relating to Our Protection and Retirement Income and Investments Segments

We may face losses if morbidity rates or mortality rates differ significantly from our pricing expectations.

        We set prices for our life insurance, long-term care insurance and some annuity products based upon expected claims and payment patterns, using assumptions for morbidity rates, or likelihood of sickness, and mortality rates, or likelihood of death, of our policyholders and contractholders. The long-term profitability of these products depends upon how our actual experience compares with our pricing assumptions. For example, if morbidity rates are higher, or mortality rates are lower, than our pricing assumptions, we could be required to make greater payments under long-term care insurance policies and annuity contracts than we had projected. Similarly, if mortality rates are higher than our pricing assumptions, we could be required to make greater payments under our life insurance policies and annuity contracts with guaranteed minimum death benefits than we had projected.

        This risk is particularly significant for our long-term care insurance products. Long-term care insurance policies provide for long-duration coverage and, therefore, our actual claims experience will emerge over many years after pricing assumptions have been established. Moreover, as a relatively new product in the market, long-term care insurance does not have the extensive claims experience history of life insurance, and as a result, our ability to forecast future claim rates for long-term care insurance is more limited than for life insurance.

We may be required to accelerate the amortization of deferred acquisition costs and the present value of future profits, which would increase our expenses and reduce profitability.

        Deferred acquisition costs, or DAC, represent costs which vary with and are primarily related to the sale and issuance of our insurance policies and investment contracts that are deferred and amortized over the estimated life of the related insurance policies. These costs include commissions in excess of ultimate renewal commissions, direct mail and printing costs, sales material and some support costs, such as underwriting and policy and contract issuance expenses. Under U.S. GAAP, DAC is deferred and recognized over the expected life of the policy or contract in relation to either the premiums or gross profits from the underlying contracts. In addition, when we acquire a block of insurance policies or investment contracts, we assign a portion of the purchase price to the right to receive future net cash flows from existing insurance and investment contracts and policies. This intangible asset, called the present value of future profits, or PVFP represents the actuarially estimated present value of future cash flows from the acquired policies. We amortize the value of this intangible asset in a manner similar to the amortization of DAC.

        Our amortization of DAC and PVFP generally depends upon anticipated profits from investments, surrender and other policy and contract charges and mortality and maintenance expense margins. Unfavorable experience with regard to expected expenses, investment returns, mortality, morbidity or withdrawals or lapses may cause us to accelerate the amortization of DAC or PVFP, or both, or to record a charge to increase benefit reserves.

        We regularly review DAC and PVFP to determine if they are recoverable from future income. If these costs are not recoverable, they are charged to expenses in the financial period in which we make this determination. For example, if we determine that we are unable to recover DAC from profits over the life of a block of insurance policies or annuity contracts, or if withdrawals or surrender charges associated with early withdrawals do not fully offset the unamortized acquisition costs related to those policies or annuities, we would have to recognize the additional DAC amortization as a current-period expense. In recent years, the portion of estimated product margins required to amortize DAC and PVFP has increased in most of our lines of business, with the most significant impact on investment products, primarily as the result of lower investment returns. We also regularly review the recoverability of PVFP for impairment. As of September 30, 2003 and December 31, 2002, respectively, we had $5.6 billion and $5.3 billion in DAC, and $1.2 billion and $1.3 billion of PVFP. We amortized $1.2 billion of DAC and PVFP as a current-period expense for the year ended December 31, 2002, compared to $1.1 billion for the year ended December 31, 2001, and $903 million for the nine months ended September 30, 2003, compared to $805 million for the nine months ended September 30, 2002.

Our reputation in the long-term care insurance market may be adversely affected if we were to raise premiums on our in-force long-term care insurance products.

        Unlike several of our competitors, we have never increased premiums on any in-force long-term care policies that we have issued. Although the terms of all our long-term care insurance policies permit us to increase premiums during the premium-paying period, any implementation of a premium increase could have an adverse effect on our reputation, our ability to market and sell new long-term care insurance products and our ability to retain existing policyholders.

Genetic mapping research and other medical advances could adversely affect the financial performance of our life insurance, long-term care insurance and annuities businesses.

        Genetic mapping research includes procedures focused on identifying key genes that render an individual predisposed to specific diseases, such as cancer or Alzheimer's disease. Other medical advances, such as diagnostic imaging technologies, also may be used to detect the early onset of diseases such as cancer and heart disease. We believe that if individuals learn through genetic testing or other medical advances that they are predisposed to particular conditions that may reduce life longevity or require long-term care, they will be more likely to purchase our life and long-term care insurance policies or not permit existing polices to lapse. In contrast, if individuals learn that they are genetically unlikely to develop the conditions that reduce longevity or require long-term care, they will be less likely to purchase our life and long-term care insurance products, but more likely to purchase certain annuity products. In addition, such individuals that are existing policyholders will be more likely to permit their policies to lapse.

        If we were to gain access to the same genetic or other medical information as our prospective policyholders and contractholders, then we would be able to take this information into account in pricing our life and long-term care insurance policies and annuity contracts. However, there are a number of regulatory proposals that would make genetic and other medical information confidential and unavailable to insurance companies. If these regulatory proposals were enacted, prospective policyholders and contractholders would only disclose this information if they chose to do so voluntarily. These factors could lead us to reduce sales of products affected by these regulatory proposals and could result in a deterioration of the risk profile of our portfolio, which could lead to payments to our policyholders and contractholders that are higher than we anticipated.

We may face losses if there are significant deviations from our assumptions regarding the future persistency of our insurance policies and annuity contracts.

        The prices and expected future profitability of our life insurance, long-term care insurance, group life and health insurance and deferred annuity products are based in part upon expected patterns of premiums, expenses and benefits, using a number of assumptions, including those related to persistency, which is the probability that a policy or contract will remain in-force from one period to the next. The effect of persistency on profitability varies for different products. For most of our life insurance, group life and health insurance, and deferred annuity products, actual persistency that is lower than our persistency assumptions could have an adverse impact on profitability, especially in the early years of a policy or contract primarily because we would be required to accelerate the amortization of expenses we deferred in connection with the acquisition of the policy or contract.

        For our long-term care insurance and some other health insurance policies, actual persistency in later policy durations that is higher than our persistency assumptions could have a negative impact on profitability. If these policies remain in-force longer than we assumed, then we could be required to make greater benefit payments than we had anticipated when we priced these products. This risk is particularly significant in our long-term care insurance business because we do not have the experience history that we have in many of our other businesses. As a result, our ability to predict persistency for long-term care insurance is more limited than for many other products.

        Because our assumptions regarding persistency experience are inherently uncertain, reserves for future policy benefits and claims may prove to be inadequate if actual persistency experience is different from those assumptions. Although some of our products permit us to increase premiums during the life of the policy or contract, we cannot guarantee that these increases would be sufficient to maintain profitability. Moreover, many of our products do not permit us to increase premiums or limit those increases during the life of the policy or contract. Significant deviations in experience from pricing expectations regarding persistency could have an adverse effect on the profitability of our products.

Regulation XXX may have an adverse effect on our financial condition and results of operations by requiring us to increase our statutory reserves for term life and universal life insurance or incur higher operating costs.

        The Model Regulation entitled "Valuation of Life Insurance Policies," commonly known as "Regulation XXX," was promulgated by the NAIC and adopted by nearly all states as of January 1, 2001. It requires insurers to establish additional statutory reserves for term and universal life insurance policies with long-term premium guarantees. Virtually all our newly issued term and universal life insurance business is now affected by Regulation XXX.

        In response to this regulation, we have increased term and universal life insurance statutory reserves and changed our premium rates for term and universal life insurance products. We also have implemented reinsurance and capital management actions to mitigate the impact of Regulation XXX. However, we cannot assure you that there will not be regulatory or other challenges to the actions we have taken to date. The result of those challenges could require us to increase statutory reserves or incur higher operating costs.

        We also cannot assure you that we will be able to continue to implement actions to mitigate the impact of Regulation XXX on future sales of term and universal life insurance products. If we are unable to continue to implement those actions, we may be required to increase statutory reserves or incur higher operating costs than we currently anticipate. We also may have to implement measures that may be disruptive to our business. For example, because term and universal life insurance are particularly price-sensitive products, any increase in premiums charged on these products in order to compensate us for the increased statutory reserve requirements or higher costs of reinsurance may result in a significant loss of volume and adversely affect our life insurance operations.

Changes in tax laws could make some of our products less attractive to consumers.

        Changes in tax laws could make some of our products less attractive to consumers. For example, in September 2001, the U.S. Congress enacted the Economic Growth and Taxpayer Relief Reconciliation Act of 2001. This act contains provisions that have lowered and will, over time, significantly further lower individual income tax rates. These reductions effectively reduce the benefits of federal income tax deferral on the build-up of value of life insurance and annuity products. The act also includes provisions that repeal the federal estate tax over a ten-year period. Some of these changes could reduce our sales of life insurance and annuity products and result in the increased surrender of these products.

        In May 2003, U.S. President George Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003, which reduced the federal income tax that investors are required to pay on long-term capital gains and on some dividends paid on stock. This reduction may provide an incentive for some of our customers and potential customers to shift assets into mutual funds and away from products, including annuities, designed to defer taxes payable on investment returns. Because the income taxes payable on long-term capital gains and some dividends paid on stock have been reduced, investors may decide that the tax-deferral benefits of annuity contracts are less advantageous than the potential after-tax income benefits of mutual funds or other investment products that produce dividends and long-term capital gains. A shift away from annuity contracts and other tax-deferred products would reduce our income from sales of these products, as well as the assets upon which we earn investment income.

        We cannot predict whether any other legislation will be enacted, what the specific terms of any such legislation will be or how, if at all, this legislation or any other legislation could have an adverse effect on our financial condition and results of operations.

Changes in U.S. federal and state securities laws may affect our operations and our profitability.

        U.S. federal and state securities laws apply to investment products that are also "securities," including variable annuities and variable life insurance policies. As a result, some of our subsidiaries and the policies and contracts they offer are subject to regulation under these federal and state securities laws. Our insurance subsidiaries' separate accounts are registered as investment companies under the Investment Company Act of 1940. Some variable annuity contracts and variable life insurance policies issued by our insurance subsidiaries are also registered under the Securities Act of 1933. Other subsidiaries are registered as broker-dealers under the Securities Exchange Act of 1934 and are members of, and subject, to regulation by the National Association of Securities Dealers, Inc. Some of our subsidiaries are also registered as investment advisers under the Investment Advisers Act of 1940.

        Securities laws and regulations are primarily intended to ensure the integrity of the financial markets and to protect investors in the securities markets or investment advisory or brokerage clients. These laws and regulations generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with those laws and regulations. Changes to these laws or regulations that restrict the conduct of our business could have an adverse effect on our financial condition and results of operations.

Risks Relating to Our Mortgage Insurance Segment

Fannie Mae, Freddie Mac and a small number of large mortgage lenders exert significant influence over the U.S. mortgage insurance market.

        Our mortgage insurance products protect mortgage lenders and investors from default-related losses on residential first mortgage loans made primarily to home buyers with high loan-to-value mortgages—generally, those home buyers who make down payments of less than 20% of their home's purchase price. The largest purchasers of mortgage loans in the U.S. are Fannie Mae and Freddie Mac, which were created by Congressional charter to ensure that mortgage lenders have sufficient funds to continue to finance home purchases. In the first six months of 2003, Fannie Mae purchased approximately 42% of all the mortgage loans originated in the U.S., and Freddie Mac purchased approximately 22%, according to statistics published by Inside the GSEs. Fannie Mae's and Freddie Mac's charters generally prohibit them from purchasing any mortgage with a face amount that exceeds 80% of the home's value, unless that mortgage is insured by a qualified insurer or the mortgage seller retains at least a 10% participation in the loan or agrees to repurchase the loan in the event of default. As a result, high loan-to-value mortgages purchased by Fannie Mae or Freddie Mac generally are insured with private mortgage insurance. These provisions in Fannie Mae's and Freddie Mac's charters create much of the demand for private mortgage insurance in the U.S. For the nine months ended September 30, 2003, Fannie Mae and Freddie Mac purchased approximately 66% of the mortgage loans that we insured. As a result, a change in these provisions could have an adverse effect on our financial condition and results of operations.

        In addition, increasing consolidation among mortgage lenders in recent years has resulted in significant customer concentration for mortgage insurers. Ten mortgage lenders accounted for approximately 49% of our flow new insurance written for the nine months ended September 30, 2003, compared to approximately 40% for the year ended December 31, 1998, and flow insurance premiums received from these lenders represented approximately 46% of the flow insurance premiums we received for the nine months ended September 30, 2003, compared to 36% for the year ended December 31, 1998.

        As a result of the significant concentration in mortgage originators and purchasers, Fannie Mae, Freddie Mac and the largest mortgage lenders possess substantial market power which enables them to influence our business and the mortgage insurance industry in general. Although we actively monitor and develop our relationships with Fannie Mae, Freddie Mac and our largest mortgage lending customers, a deterioration in any of these relationships, or the loss of business from any of our key customers, could have an adverse effect on our financial condition and results of operations.

        Our mortgage insurance business is one of the members of the Mortgage Insurance Companies of America, or MICA. In 1999, several large mortgage lenders and a coalition of financial services and housing-related trade associations, including MICA, formed FM Watch, now known as FM Policy Focus, a lobbying organization that supports expanded federal oversight and legislation relating to the role of Fannie Mae and Freddie Mac. Fannie Mae and Freddie Mac have criticized and lobbied against the positions taken by FM Policy Focus. These lobbying activities could, among other things, polarize Fannie Mae, Freddie Mac and members of FM Policy Focus. As a result of this possible polarization, our relationships with Fannie Mae and Freddie Mac may limit our opportunities to do business with some mortgage lenders, and our relationships with mortgage lenders who are members of FM Policy Focus may limit our ability to do business with Fannie Mae and Freddie Mac, as well as with mortgage lenders who are not members of FM Policy Focus and are opposed to these efforts. Any of these outcomes could have an adverse effect on our financial condition and results of operations.

A decrease in the volume of high loan-to-value home mortgage originations or an increase in the volume of mortgage insurance cancellations could result in a decline in our revenue.

        We provide mortgage insurance primarily for high loan-to-value mortgages. Factors that could lead to a decrease in the volume of high loan-to-value mortgage originations include:

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  a change in the level of home mortgage interest rates;

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  a decline in economic conditions generally, or in conditions in regional and local economies;

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  the level of consumer confidence, which may be adversely affected by economic instability, war or terrorist events;

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  declines in the price of homes;

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  adverse population trends, including lower homeownership rates;

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  high rates of home price appreciation, which in times of heavy refinancing affect whether refinanced loans have loan-to-value ratios that require mortgage insurance; and

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  changes in government housing policy encouraging loans to first-time homebuyers.

A decline in the volume of high loan-to-value mortgage originations would reduce the demand for mortgage insurance and, therefore, could have an adverse effect on our financial condition and results of operations.

        In addition, a significant percentage of the premiums we earn each year in our U.S. mortgage insurance business are renewal premiums from insurance policies written in previous years. We estimate that approximately 75% of our gross premiums for the nine months ended September 30, 2003 were renewal premiums. As a result, the length of time insurance remains in force is an important determinant of our mortgage insurance revenues. Fannie Mae, Freddie Mac and many other mortgage investors in the U.S. generally permit a homeowner to ask his loan servicer to cancel his mortgage insurance when the principal amount of the mortgage falls below 80% of the home's value. Factors that tend to reduce the length of time our mortgage insurance remains in force include:

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  declining interest rates, which may result in the refinancing of the mortgages underlying our insurance policies with new mortgage loans that may not require mortgage insurance or that we do not insure;

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  significant appreciation in the value of homes, which causes the size of the mortgage to decrease below 80% of the value of the home and enables the borrower to request cancellation of the mortgage insurance; and

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  changes in mortgage insurance cancellation requirements under applicable federal law or mortgage insurance cancellation practices by mortgage lenders and investors.

An increase in the volume of mortgage insurance cancellations in the U.S. generally would reduce the amount of our insurance in force and have an adverse effect on our financial condition and results of operations. These factors are less significant in our non-U.S. operations because we generally receive a single payment for mortgage insurance at the time a loan closes, and this premium typically is not refundable if the policy is canceled.

Continued increases in the volume of "simultaneous second" mortgages could have an adverse effect on the U.S. market for mortgage insurance.

        High loan-to-value mortgages can consist of two simultaneous loans, known as "simultaneous seconds," comprising a first mortgage with a loan-to-value ratio of 80% and a simultaneous second mortgage for the excess portion of the loan, instead of a single mortgage with a loan-to-value ratio of more than 80%. Simultaneous second loans are often known as "80-10-10 loans" because they frequently consist of a first mortgage with an 80% loan-to-value ratio, a second mortgage with a 10% loan-to-value ratio and the remaining 10% paid in cash by the buyer, rather than a single mortgage with a 90% loan-to-value ratio.

        Over the past several years, the volume of simultaneous seconds as an alternative to loans requiring mortgage insurance has increased substantially. We believe this recent increase in simultaneous second loans reflects the following factors:

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  the lower monthly cost of simultaneous second loans compared to the cost of mortgage insurance, as a result of the current low-interest-rate environment and the emerging popularity of 15- and 30-year amortizing simultaneous seconds;

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  the tax deductibility in most cases of interest on a second mortgage, in contrast to the non-deductibility of mortgage insurance payments; and

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  negative consumer, broker and realtor perceptions about mortgage insurance.

Further increases in the volume of simultaneous seconds may cause corresponding decreases in the use of mortgage insurance for high loan-to-value mortgages, which could have an adverse effect on our financial condition and results of operations.

The amount of mortgage insurance we write could decline significantly if mortgage lenders and investors select other alternatives to private mortgage insurance to protect against default risk, or if lenders select lower coverage levels of mortgage insurance.

        Lenders may seek to mitigate their mortgage default risks through a variety of alternatives to private mortgage insurance other than simultaneous second mortgages. These alternatives include:

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  using government mortgage insurance programs, including those of the FHA, the VA and Canada Mortgage and Housing Corporation, or CMHC;

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  holding mortgages in their own loan portfolios and self-insuring;

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  using programs, such as those offered by Fannie Mae and Freddie Mac, requiring lower mortgage insurance coverage levels;

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  originating and securitizing loans in mortgage-backed securities whose underlying mortgages are not insured with private mortgage insurance or which are structured so that the risk of default lies with the investor, rather than a private mortgage insurer; and

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  using credit default swaps or similar instruments, instead of private mortgage insurance, to transfer credit risk on mortgages.

A decline in the use of private mortgage insurance in connection with high loan-to-value home mortgages for any reason would reduce the size of the mortgage insurance market and could have an adverse effect on our financial condition and results of operations.

Our claims expenses would increase and our results of operations would suffer if the rate of defaults on mortgages covered by our mortgage insurance increases or the severity of such defaults exceeds our expectations.

        Our premium rates vary depending upon the perceived risk of a claim on the insured loan and take into account factors such as the loan-to-value ratio, our long-term historical loss experience, whether the mortgage provides for fixed payments or variable payments, the term of the mortgage and the borrower's credit history. We establish renewal premium rates for the life of a mortgage insurance policy upon issuance, and we cannot cancel the policy or adjust the premiums after the policy is issued. As a result, we cannot offset the impact of unanticipated claims with premium increases on policies in force, and we cannot refuse to renew mortgage insurance coverage. The premiums we agree to charge upon writing a mortgage insurance policy may not adequately compensate us for the risks and costs associated with the coverage we provide for the entire life of that policy.

        The long-term profitability of our mortgage insurance business depends upon the accuracy of our pricing assumptions. If defaults on mortgages increase because of an economic downturn or for reasons we failed to take into account adequately, we would be required to make greater claim payments than we planned when we priced our policies. Future claims on our mortgage insurance policies may not match the assumptions made in our pricing. An increase in the amount or frequency of claims beyond the levels contemplated by our pricing assumptions could have an adverse effect on our financial condition and results of operations. In recent years, our results of operations have benefited from historically low loss ratios because of significant home price appreciation and low levels of defaults. Increases from these recent historic lows could have an adverse effect on our financial condition and results of operations.

        As of September 30, 2003, approximately 75% of our risk in force had not yet reached its anticipated highest claim frequency years, which are generally between the third and seventh year of the loan. As a result, we expect our loss experience on these loans will increase as policies continue to age. If the claim frequency on the risk in force significantly exceeds the claim frequency that was assumed in setting premium rates, our financial condition, results of operations and cash flows would be adversely affected.

A deterioration in economic conditions may adversely affect our loss experience in mortgage insurance.

        Losses in our mortgage insurance business generally result from events, such as unemployment, divorce or illness, that reduce a borrower's ability to continue to make mortgage payments. The amount of the loss we suffer, if any, depends in part on whether the home of a borrower who defaults on a mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. A deterioration in economic conditions generally increases the likelihood that borrowers will not have sufficient income to pay their mortgages and can also adversely affect housing values, which increases our risk of loss.

        A substantial economic downturn across the entire U.S. could have a significant adverse effect on our financial condition and results of operations. We also may be particularly affected by economic downturns in states where a large portion of our business is concentrated. As of September 30, 2003, approximately 51% of our risk in force was concentrated in 10 states, with 8% in California, 8% in Florida and 7% in Texas. Similarly, our mortgage insurance operations in Canada, Australia and the U.K. are concentrated in the largest cities in those countries. Continued and prolonged adverse economic conditions in these states or cities could result in high levels of claims and losses, which could have an adverse effect on our financial condition and results of operations.

A significant portion of our risk in force consists of loans with high loan-to-value ratios, which generally result in more and larger claims than loans with lower loan-to-value ratios.

        Mortgage loans with higher loan-to-value ratios typically have claim incidence rates substantially higher than mortgage loans with lower loan-to-value ratios. In our U.S. mortgage insurance business as of September 30, 2003:

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  12% of our risk in force consisted of mortgage loans with original loan-to-value ratios greater than 95%;

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  41% of our risk in force consisted of mortgage loans with original loan-to-value ratios greater than 90% but less than or equal to 95%;

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  41% of our risk in force consisted of mortgage loans with original loan-to-value ratios greater than 80% but less than or equal to 90%; and

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  6% of our risk in force consisted of mortgage loans with original loan-to-value ratios less than or equal to 80%.

        In Canada, Australia and New Zealand, the risks of having a portfolio with a significant portion of high loan-to-value mortgages are greater than in the U.S. and Europe because we generally agree to cover 100% of the losses associated with mortgage defaults in those markets, compared to percentages in the U.S. and Europe that are typically 12 to 35% of the loan amount. In our non-U.S. mortgage insurance business as of September 30, 2003:

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  less than 1% of our risk in force consisted of mortgage loans with original loan-to-value ratios greater than 95%;

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  27% of our risk in force consisted of mortgage loans with original loan-to-value ratios greater than 90% but less than or equal to 95%;

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  36% of our risk in force consisted of mortgage loans with original loan-to-value ratios greater than 80% but less than or equal to 90%; and

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  37% of our risk in force consisted of mortgage loans with original loan-to-value ratios less than or equal to 80%.

        Although mortgage insurance premiums for higher loan-to-value ratio loans generally are higher than for loans with lower loan-to-value ratios, the difference in premium rates may not be sufficient to compensate us for the enhanced risks associated with mortgage loans bearing higher loan-to-value ratios.

We cede a portion of our U.S. mortgage insurance business to mortgage reinsurance companies affiliated with our mortgage lending customers, and this reduces our profitability; recent changes in our ceding policies are likely to result in a reduction in business from some lenders.

        We, like other mortgage insurers, offer opportunities to our mortgage lending customers that are designed to allow them to participate in the risks and rewards of the mortgage insurance business. Many of the major mortgage lenders with which we do business have established captive mortgage reinsurance subsidiaries. These reinsurance subsidiaries assume a portion of the risks associated with the lender's insured mortgage loans in exchange for a percentage of the premiums. In most cases, our reinsurance coverage is an "excess of loss" arrangement with a limited band of exposure for the reinsurer. This means that we are required to pay the first layer of losses arising from defaults in the covered mortgages, the reinsurer pays the next layer of losses, and we pay any losses in excess of the reinsurer's obligations. The effect of these arrangements historically has been a reduction in the profitability and return on capital of this business to us. Approximately 65% of our primary new risk written as of September 30, 2003 was subject to captive mortgage reinsurance, compared to approximately 73% as of December 31, 2002 and 59% as of December 31, 2001. Premiums ceded to these reinsurers were approximately $102 million for the nine months ended September 30, 2003, $113 million in 2002 and $76 million in 2001.

        Most large mortgage lenders have developed reinsurance operations that obtain net premium cessions from mortgage insurers of 25% to 40%. To increase our return on capital, we decided that, effective January 1, 2004, we generally will not renew our existing excess-of-loss risk sharing arrangements with net premium cessions in excess of 25%. We expect that our decision will result in a significant reduction in business from these lenders.

If efforts by Fannie Mae and Freddie Mac to reduce the need for mortgage insurance are successful, they could adversely affect the results of our U.S. mortgage insurance business.

        Freddie Mac has sought changes to the provisions of its Congressional charter that requires private mortgage insurance for low-down-payment mortgages and has lobbied the U.S. Congress for amendments that would permit Fannie Mae and Freddie Mac to use alternative forms of default loss protection or otherwise forego the use of private mortgage insurance. In October 1998, the U.S. Congress passed legislation to amend Freddie Mac's charter to give it flexibility to use alternative structures to protect against mortgage default. Although this charter amendment was quickly repealed, we cannot predict whether similar legislation may be proposed or enacted in the future.

        Fannie Mae and Freddie Mac have the ability to implement new eligibility requirements for mortgage insurers. They also have the authority to increase or reduce required mortgage insurance coverage percentages and to alter or liberalize underwriting standards on low-down-payment mortgages they purchase. We cannot predict the extent to which any new requirements may be enacted or how they may affect the operations of our mortgage insurance business, our capital requirements and our products.

        In light of recent events concerning Freddie Mac's accounting disclosures and other matters, we believe regulatory changes governing the operations of Freddie Mac, Fannie Mae and other government-sponsored enterprises could occur. We cannot predict what the nature of these changes will be or what effect they may have on our business.

Changes in the policies of the Federal Home Loan Banks could reduce the demand for U.S. mortgage insurance.

        The Federal Home Loan Banks, or FHLBs, purchase single-family conforming mortgage loans originated by participating member institutions. Although the FHLBs are not required to purchase insurance for mortgage loans, they currently use mortgage insurance on substantially all mortgage loans with a loan-to-value ratio above 80% and have become a source of increasing new business for us. If the FHLBs were to purchase uninsured mortgage loans or increase the loan-to-value ratio threshold above which they require mortgage insurance, the market for mortgage insurance could decrease, and our mortgage insurance business could be adversely affected.

We compete with government-owned and government-sponsored entities in our mortgage insurance business, and this may put us at a competitive disadvantage on pricing and other terms and conditions.

        Our mortgage insurance business competes with many different government-owned and government-sponsored entities in the U.S., Canada and some European countries. Those competitors may establish pricing terms and business practices that may be influenced by motives such as advancing social housing policy or stabilizing the mortgage lending industry, which may not be consistent with maximizing return on capital or other profitability measures. In addition, those governmental entities typically do not have the same capital requirements that we and other mortgage insurance companies have and therefore may have financial flexibility in their pricing and capacity that could put us at a competitive disadvantage in some respects. In the event that a government-owned or sponsored entity in one of our markets determines to reduce prices significantly or alter the terms and conditions of its mortgage insurance or other credit enhancement products in furtherance of social or other goals rather than a profit motive, we may be unable to compete in that market effectively, which could have an adverse effect on our financial condition and results of operations.

        We compete in Canada with the CMHC, which is owned by the Canadian government and, as a sovereign entity, provides mortgage lenders with 100% capital relief from applicable bank regulatory requirements on loans that it insures. In contrast, lenders receive only 90% capital relief on loans we insure. If we are unable to effectively distinguish ourselves competitively with our Canadian mortgage lender customers, we may be unable to compete effectively with the CMHC as a result of the more favorable capital relief it can provide.

Changes in regulations that affect the mortgage insurance business could affect our operations significantly and could reduce the demand for mortgage insurance.

        In addition to the general regulatory risks that are described above under "—Our insurance businesses are heavily regulated, and changes in regulation may reduce our profitability and limit our growth," we are also affected by various additional regulations relating particularly to our mortgage insurance operations.

        U.S. federal and state regulations affect the scope of our competitors' operations, which has an effect on the size of the mortgage insurance market and the intensity of the competition in our mortgage insurance business. This competition includes not only other private mortgage insurers, but also U.S. federal and state governmental and quasi-governmental agencies, principally the FHA, and to a lesser degree, the VA, which are governed by federal regulations. Increases in the maximum loan amount that the FHA can insure, and reductions in the mortgage insurance premiums the FHA charges, can reduce the demand for private mortgage insurance. The FHA has also streamlined its down-payment formula and made FHA insurance more competitive with private mortgage insurance in areas with higher home prices. These and other legislative and regulatory changes could cause demand for private mortgage insurance to decrease.

        Our U.S. mortgage insurance business, as a credit enhancement provider in the residential mortgage lending industry, also is subject to compliance with various federal and state consumer protection laws, including the Real Estate Settlement Procedures Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Homeowners Protection Act, the Federal Fair Credit Reporting Act, the Fair Debt Collection Practices Act and others. Among other things, these laws prohibit payments for referrals of settlement service business, require fairness and non-discrimination in granting or facilitating the granting of credit, require cancellation of insurance and refund of unearned premiums under certain circumstances, govern the circumstances under which companies may obtain and use consumer credit information, and define the manner in which companies may pursue collection activities. Changes in these laws or regulations could adversely affect the operations and profitability of our mortgage insurance business. For example, the Department of Housing and Urban Development has proposed a rule that would exempt certain mortgages that provide a single price for a package of settlement services from the prohibition in the Real Estate Settlement Procedures Act, or RESPA, against payments for referrals of settlement service business. If mortgage insurance were included among the settlement services that, when offered as a package, would be exempt from this prohibition, then mortgage lenders would have greater leverage in obtaining business concessions from mortgage insurers.

        The Office of Thrift Supervision recently amended its capital regulations to increase from 80% to 90% the loan-to-value threshold in the definition of a "qualifying mortgage loan." The capital regulations assign a lower risk weight to qualifying mortgage loans than to non-qualifying loans. As a result, these new regulations no longer penalize mortgage lenders for retaining loans that have loan-to-value ratios between 80% and 90% without credit enhancements. Other regulators, including the U.S. Federal Deposit Insurance Corporation, also have raised corresponding loan-to-value thresholds for qualifying mortgage loans from 80% to 90%.

        Mortgage lenders may compete with mortgage insurers as a result of legislation that removed restrictions on affiliations between banks and mortgage insurers. The Graham-Leach-Bliley Act of 1999 permits the combination of banks, insurers, including mortgage insurers, and securities firms under one holding company. This legislation may increase competition by increasing the number, size and financial strength of potential competitors. In addition, mortgage lenders that establish captive reinsurance businesses or affiliate with competing mortgage insurers may reduce their purchases of our products.

        Lenders and loan aggregators also have faced new liabilities and compliance risks posed by state and local laws which have been enacted in recent years to combat "predatory lending" practices. In February 2003, the Ney-Lucas Responsible Lending Act of 2003 was introduced in the U.S. House of Representatives. This bill, if enacted, would, among other things, prohibit certain lending practices on high-cost mortgages and limit the liability of persons who comply with the law. It is unclear in what form, if any, the Ney-Lucas bill will be enacted or what impact it would have on our business and the mortgage lending, securitization, and insurance industries generally.

        We have an agreement with the Canadian government pursuant to which it guarantees 90% of our Canadian mortgage insurance obligations if we fail to make payments under our Canadian mortgage insurance policies because of insolvency. This guarantee provides that the government has the right to review the terms of the guarantee if GE's ownership of our Canadian mortgage insurance company decreases below 50%. GE has informed us that it expects to reduce its equity ownership of us to below 50% within two years of the completion of this offering. That disposition would permit the Canadian government to review the terms of its guarantee. Although we believe the Canadian government will preserve the guarantee to maintain competition in the Canadian mortgage insurance industry, any adverse change in the guarantee's terms and conditions could have an adverse effect on our ability to continue offering mortgage insurance products in Canada.

        The Australian Prudential Regulatory Authority, or APRA, regulates all financial institutions in Australia, including general, life and mortgage insurance companies. APRA's license conditions require Australian mortgage insurance companies, including ours, to be mono-line insurers, which are insurance companies that offer just one type of insurance product. However, in November 2003, APRA announced that it is considering, and has sought comment on, a proposal to eliminate the requirement that mortgage insurance companies be mono-line insurers. This proposal is pending and the elimination of the mono-line requirement could facilitate the entry of new competitors and further increase competition in the Australian mortgage insurance market.

Our U.S. mortgage insurance business could be adversely affected by legal actions under RESPA.

        RESPA prohibits paying lenders for the referral of settlement services, including mortgage insurance. This precludes us from providing services to mortgage lenders free of charge, charging fees for services that are lower than their reasonable or fair market value, and paying fees for services that others provide that are higher than their reasonable or fair market value. A number of lawsuits, including some that were class actions, have challenged the actions of private mortgage insurers, including our company, under RESPA, alleging that the insurers have provided products or services at improperly reduced prices in return for the referral of mortgage insurance. We and several other mortgage insurers, without admitting any wrongdoing, reached a settlement in these cases, which includes an injunction that prohibited certain specified practices and details the basis on which mortgage insurers may provide agency pool insurance, captive mortgage reinsurance, contract underwriting and other products and services and be deemed to be in compliance with RESPA. The injunction expired on December 31, 2003, and it is not clear whether the expiration of the injunction will result in new litigation against private mortgage insurers, including us, to extend the injunction or to seek damages under RESPA. We also cannot predict whether our competitors will change their pricing structure or business practices after the expiration of the injunction, which could require us to alter our pricing structure or business practices in response to their actions or suffer a competitive disadvantage, or whether any services we or they provide to mortgage lenders could be found to violate RESPA, the current injunction or any future injunction that might be issued. In addition, U.S. federal and state officials also are authorized to enforce RESPA and to seek civil and criminal penalties, and we cannot predict whether these proceedings might be brought against us or other mortgage insurers. Any such proceedings could have an adverse effect on our financial condition and results of operations.

Our U.S. mortgage insurance business could be adversely affected by legal actions under the Federal Fair Credit Reporting Act.

        An action recently has been filed against us in Illinois, seeking certification of a nationwide class of consumers who allegedly were required to pay for our private mortgage insurance and whose loans allegedly were insured at more than our "best available rate," based upon credit information we obtained. The action alleges that the Federal Fair Credit Reporting Act, or the FCRA, requires a notice to borrowers of such "adverse action" and that we violated the FCRA by failing to give such notice. The action seeks statutory damages, actual damages, or both, for the people in the class, and attorneys fees, as well as declaratory and injunctive relief. The action also alleges that the failure to give notice to borrowers in the circumstances alleged is a violation of state law applicable to sales practices and seeks declaratory and injunctive relief for this alleged violation. This litigation is aimed at practices commonly followed in our industry, and similar cases are pending against three other mortgage insurers. We intend to vigorously defend against this action but cannot predict its outcome.

Potential liabilities in connection with our U.S. contract underwriting services could have an adverse effect on our financial condition and results of operations.

        We offer contract underwriting services to many of our mortgage lenders in the U.S., pursuant to which our employees and contractors work directly with the lender to determine whether a particular mortgage applicant's loan application complies with the lender's loan underwriting guidelines or the investor's loan purchase requirements. We also assist in compiling and submitting this data to the automated underwriting systems of Fannie Mae and Freddie Mac, which then independently analyze the data.

        Under the terms of our contract underwriting agreements, we agree to indemnify the lender against losses incurred in the event that we make material errors in determining whether loans processed by our contract underwriters meet specified underwriting or purchase criteria. As a result, we assume credit and interest rate risk in connection with our contract underwriting services. Worsening economic conditions, a deterioration in the quality of our underwriting services or other factors could cause our contract underwriting liabilities to increase and have an adverse effect on our financial condition and results of operations. Although we have established reserves to provide for potential claims in connection with our contract underwriting services, we have limited historical experience that we can use to establish reserves for these potential liabilities, and these reserves may not be adequate to cover liabilities that may arise.

If the European mortgage insurance market does not grow as we expect, we will not be able to execute our strategy to expand our business into this market.

        We have devoted resources to marketing our mortgage insurance products in Europe, and we plan to continue these efforts. Our growth strategy depends partly upon the development of favorable legislative and regulatory policies throughout Europe that support increased homeownership and provide capital relief for institutions that insure their mortgage loan portfolios with private mortgage insurance. In furtherance of these policies, we have collaborated with government agencies to develop bank regulatory capital requirements that provide incentives to lenders to implement risk transfer strategies such as mortgage insurance, as well as governmental policies that encourage homeownership as a wealth accumulation strategy for borrowers with limited resources to make large down payments. We have invested, and we will continue to invest, significant resources to advocate such a regulatory environment at the national and pan-European levels. However, if European legislative and regulatory agencies fail to adopt these policies, then the European markets for high loan-to-value lending and mortgage insurance may not expand as we currently anticipate, and our growth strategy in those markets may not be successful.

Risks Relating to Our Separation from GE

Our separation from GE could adversely affect our business and profitability due to GE's strong brand and reputation.

        As a subsidiary of GE, our businesses have marketed many of their products using the "GE" brand name and logo, and we believe the association with GE has provided many benefits, including:

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  a world-class brand associated with trust, integrity and longevity;

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  perception of high-quality products and services;

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  preferred status among our customers, independent sales intermediaries and employees;

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  strong capital base and financial strength; and

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  established relationships with U.S. federal and state and non-U.S. regulators.

Following this offering, our separation from GE could adversely affect our ability to attract and retain highly qualified independent sales intermediaries and dedicated sales specialists for our products. We may be required to lower the prices of our products, increase our sales commissions and fees, change long-term selling and marketing agreements and take other action to maintain our relationship with our independent sales intermediaries and our dedicated sales specialists, all of which could have an adverse effect on our financial condition and results of operations.

        After our separation from GE, some of our existing policyholders, contractholders and other customers may choose to stop doing business with us, and this could increase our rate of surrenders and withdrawals in our policies and contracts. In addition, other potential policyholders and contractholders may decide not to purchase our products because we no longer will be a part of GE.

        We cannot accurately predict the effect that our separation from GE will have on our sales intermediaries, customers or employees. The risks relating to our separation from GE could materialize at various times, including:

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  immediately upon the completion of this offering, when GE's beneficial ownership in our common stock will decrease to    %;

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  when GE reduces its ownership in our common stock to a level below 50%; and

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  when we cease using the GE name and logo in our sales and marketing materials, particularly when we deliver notices to our distributors and customers that the names of some of our insurance subsidiaries will change.

We will only have the right to use the GE brand name and logo for a limited period of time. If we fail to establish in a timely manner a new, independently recognized brand name with a strong reputation, our revenue and profitability could decline.

        Upon completion of this offering, our corporate name will be "Genworth Financial, Inc.," although we and our insurance and other subsidiaries may use the GE brand name and logo in marketing our products and services. Pursuant to a transitional trademark license agreement, GE will grant us the right to use the "GE" mark and the "GE" monogram for up to five years in connection with our products and services. GE also will grant us the right to use "GE," "General Electric" and "GE Capital" in the corporate names of our subsidiaries until the earlier of twelve months after the date on which GE owns less than 20% of our outstanding common stock and five years from the date of the trademark license agreement. When our right to use the GE brand name and logo expires, we may not be able to maintain or enjoy comparable name recognition or status under our new brand. In addition, insurance regulators in the U.S. and the other countries where we do business could require us to accelerate the transition to our independent brand. If we are unable to successfully manage the transition of our business to our new brand, our reputation among our independent sales intermediaries, customers and employees could be adversely affected.

Our historical combined and pro forma financial information is not necessarily representative of the results we would have achieved as a stand-alone company and may not be a reliable indicator of our future results.

        The historical combined and pro forma financial information included in this prospectus does not reflect the financial condition, results of operations or cash flows we would have achieved as a stand-alone company during the periods presented or those we will achieve in the future. This is primarily a result of the following factors:

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  Our historical combined financial information reflects certain businesses that will not be included in our company following the completion of this offering. For a description of the components of our historical combined financial information, see "Management's Discussion and

    Analysis of Financial Condition and Results of Operations—Overview—Our historical and pro forma financial information" and our audited and unaudited financial statements included elsewhere in this prospectus;

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  Our historical combined and pro forma financial results reflect allocations of corporate expenses from GE. Those allocations may be different from the comparable expenses we would have incurred had we operated as a stand-alone company;

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  Our working capital requirements historically have been satisfied as part of GE's corporate-wide cash management policies. After our separation from GE, we may not be able to obtain financing on terms as favorable as could be obtained from or by GE. In this case, our cost of debt could be higher and our capitalization might be different from that reflected in our historical combined financial statements;

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  Significant changes may occur in our cost structure, management, financing and business operations as a result of our separation from GE. These changes could result in increased costs associated with reduced economies of scale; stand-alone costs for services currently provided by GE; marketing and legal entity transition expenses related to building a company brand identity separate from GE; the need for additional personnel to perform services currently provided by GE; and the legal, accounting, compliance and other costs associated with being a public company with listed equity. See "—The terms of our arrangements with GE may be more favorable than we will be able to obtain from an unaffiliated third party. We may be unable to replace the services GE provides us in a timely manner or on comparable terms;"

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  Our separation from GE and the adoption of our new brand may have an adverse effect on our relationships with distributors, customers, employees and regulators and government officials, which could result in reduced sales, increased policyholder terminations and withdrawals, increased regulatory scrutiny and disruption to our business operations; and

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  The pro forma financial information presented in this prospectus gives effect to several significant transactions that we will implement prior to the completion of this offering, including the reinsurance transactions with UFLIC, as if those transactions were already consummated. The unaudited pro forma earnings information reflects our combined earnings information, as adjusted to give effect to these transactions as if each had occurred as of January 1, 2002. The unaudited pro forma financial position information reflects our combined financial position information, as adjusted to give effect to these transactions as if each had occurred as of September 30, 2003. This pro forma financial information is based upon available information and assumptions that we believe are reasonable. However, this pro forma financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been had those transactions occurred as of those dates, nor what they may be in the future.

The terms of our arrangements with GE may be more favorable than we will be able to obtain from an unaffiliated third party. We may be unable to replace the services GE provides us in a timely manner or on comparable terms.

        We and GE will enter into a transition services agreement and other agreements prior to the completion of this offering. Pursuant to the transition services agreement, GE and its affiliates will agree to provide us with transitional services after this offering, including treasury, payroll and other financial services, human resources and employee benefit services, legal services, information systems and network services, and procurement and sourcing support.

        We negotiated these arrangements with GE in the context of a parent-subsidiary relationship. Although GE is contractually obligated to provide us with services during the term of the transition services agreement, we cannot assure you that these services will be sustained at the same level after the expiration of that agreement, or that we will be able to replace these services in a timely manner or on comparable terms. Other agreements with GE will also govern the relationship between us and GE after this offering and will provide for the allocation of employee benefit, tax and other liabilities and obligations attributable or related to periods or events prior to the separation. They also contain terms and provisions that may be more favorable than terms and provisions we might have obtained in arm's-length negotiations with unaffiliated third parties. When GE ceases to provide services pursuant to those arrangements, our costs of procuring those services from third parties may increase. See "Arrangements Between GE and Our Company—Relationship with GE."

We have agreed to make payments to GE based on the projected amounts of certain tax benefits, and these payments will remain fixed even if, because of insufficient taxable income or as a result of reduced tax rates, our actual tax benefits are less than projected.

        We will enter into a tax matters agreement with GE prior to the completion of this offering. We refer to this agreement in this prospectus as the Tax Matters Agreement. Under the Tax Matters Agreement, we will have an obligation to pay to GE a fixed amount over 15 to 25 years. This fixed obligation will be calculated with reference to projected tax savings we will realize as a result of the tax elections to be made in connection with our separation from GE. Based upon a number of assumptions, we estimate the present value of our fixed obligation to be approximately $360 million. These assumptions, some of which are within GE's sole control, will change and our obligation to GE may be larger as a result. However, we have agreed with GE that, except for specified contingent benefits and excluding interest on payments we defer, our total payments to GE will not exceed $600 million. The Tax Matters Agreement generally provides for increases or reductions to our payment obligations if the assumptions underlying the projected tax benefits prove inaccurate, but it does not provide for reductions in our obligations if we fail to generate sufficient income to realize the projected tax savings or if our actual tax savings are reduced as a result of reduced tax rates. In these circumstances, we will remain obligated to pay to GE the fixed obligation, as initially projected or subsequently adjusted, even though we will not actually realize the projected tax savings. As a result, we could be obliged to pay GE more than the amounts of the tax benefits we actually realize. The resulting gap between the amounts we must pay to GE and the tax benefits we actually realize could have an adverse effect on our financial condition and results of operations. See "Arrangements Between GE and Our Company—Relationship with GE—Tax Matters Agreement."

Our tax sharing arrangements with our subsidiaries will not be identical to our arrangement with GE, and, consequently, we cannot be sure we will have the funds to pay to GE as amounts become due under our Tax Matters Agreement.

        We will enter into tax sharing arrangements with our subsidiaries after the completion of this offering that, in certain respects, will differ from the terms of our Tax Matters Agreement with GE. As a result, our subsidiaries may not be permitted to provide us with the amounts we will require to fund our obligations to GE under the Tax Matters Agreement. This could adversely affect our financial condition and results of operations.

Under the Tax Matters Agreement, GE will control certain tax returns and audits that can result in tax liability for us.

        Under the Tax Matters Agreement, GE has retained control over the preparation and filing, as well as the contests, audits and amendments or other changes of certain pre-separation federal income tax returns with respect to which we remain liable for taxes. In addition, determinations regarding the allocation to us of responsibility to pay taxes for pre-separation periods will be made by GE in its reasonable discretion. While the Tax Matters Agreement provides that we will not be liable for taxes resulting from returns filed or matters settled by GE without our consent if the return or settlement position is found to be unreasonable, taking into account both the liability that we incur and any non-Genworth tax benefit, it is possible that we will pay more taxes than we would have paid if we had been permitted to control such matters.

GE has significant control over us and may not always exercise its control in a way that benefits our public stockholders.

        Upon the completion of this offering, GE will beneficially own approximately    % of our outstanding common stock. GE has informed us that, following completion of this offering, it intends, subject to market conditions, to divest its remaining interest in us as soon as practicable. GE has also informed us that, in any event, it expects to reduce its interest to below 50% within two years of the completion of this offering. GE has adopted a formal Plan of Divestiture embodying this expectation to reduce its interest below 50% and has represented to the IRS that it will accomplish the divestiture. The adverse financial consequences to GE from a failure to effect the divestiture below 50% are significant. However, so long as GE continues to beneficially own more than 50% of our outstanding voting stock, GE generally will be able to determine the outcome of many corporate actions requiring stockholder approval. GE, in its capacity as the beneficial holder of all outstanding shares of our Class B Common Stock, also will have the right to elect a majority of the members of our board of directors so long as it continues to beneficially own more than 50% of our outstanding common stock and will have the right to elect a decreasing percentage of the members of our board of directors as its beneficial ownership of our common stock decreases. In addition, until the first date on which GE owns less than 20% of our outstanding common stock, the prior affirmative vote or written consent of GE is required for the following actions (subject in each case to certain agreed exceptions):

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  a merger involving us or any of our subsidiaries (other than mergers involving our subsidiaries to effect acquisitions for a price less than or equal to $700 million);

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  acquisitions by us or our subsidiaries of the stock or assets of another business for a price (including assumed debt) in excess of $700 million;

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  dispositions by us or our subsidiaries of assets in a single transaction or a series of related transactions for a price (including assumed debt) in excess of $700 million;

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  incurrence or guarantee of debt by us or our subsidiaries in excess of $700 million outstanding at any one time or that would reasonably be expected to result in a negative change in any of our credit ratings, excluding our debt (including the debt we intend to incur concurrently with, and shortly after, the completion of this offering) as described in this prospectus, intercompany debt (within Genworth), debt incurred in connection with permitted securitization transactions and debt determined to constitute operating leverage by a nationally recognized statistical rating organization;

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  issuance by us or our subsidiaries of capital stock or other securities convertible into capital stock;

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  dissolution, liquidation or winding up of our company; and

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  alteration, amendment, termination or repeal, or adoption of any provision inconsistent with, certain provisions of our certificate of incorporation or our bylaws.

Because GE's interests may differ from your interests, actions GE takes with respect to us, as our controlling stockholder, and with respect to those corporate actions requiring its prior affirmative written consent described above, may not be favorable to you.

We derive a significant portion of the premiums in our European payment protection insurance business from transactions with GE.

        For the nine months ended September 30, 2003 and the year ended December 31, 2002, GE accounted for 17% and 15% of the gross written premiums in our European payment protection insurance business, respectively. Prior to the completion of this offering, we will enter into a five-year agreement that extends this relationship and provides us with the right to be the exclusive provider of payment protection insurance in Europe for GE's operations in jurisdictions where we currently offer these products. However, if GE determines not to offer payment protection insurance, we may not be able to replace those revenues on a timely basis, and our financial condition and results of operations could suffer.

If GE engages in the same type of business we conduct, our ability to successfully operate and expand our business may be hampered.

        Our certificate of incorporation provides that, subject to any contractual provision to the contrary, GE will have no obligation to refrain from:

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  engaging in the same or similar business activities or lines of business as us; or

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  doing business with any of our clients, customers or vendors.

        GE is a diversified technology and services company with significant financial services businesses, including consumer finance, asset management and insurance activities. Following this offering, GE will continue to be engaged in the marketing of supplemental life insurance, including accidental death and dismemberment coverage. GE will also continue to market and underwrite dental and vision insurance, medical stop-loss insurance and primary property and casualty insurance. In addition, GE will continue to operate a significant reinsurance business, including life reinsurance, a life insurance business in the U.K. and a savings and pension business in France. Because of GE's significant financial resources, GE could have a significant competitive advantage over us should it decide to engage in businesses that compete with any of the businesses we conduct.

        GE has generally agreed for five years after this offering not to use the "GE" mark or the "GE" monogram or the name "General Electric" in connection with the marketing or underwriting on a primary basis of life insurance, long-term care insurance, annuities, or worksite benefits insurance in the U.S., or of auto insurance products in Mexico, and the underwriting or issuing of mortgage insurance products anywhere in the world. GE's agreement to restrict the use of its brand will terminate earlier upon the occurrence of certain events, including termination of our transitional trademark license agreement with GE and our discontinuation of the use of the "GE" mark or the "GE" monogram. In addition, GE Consumer Finance, the consumer finance division of GE, has agreed generally to distribute on an exclusive basis our payment protection insurance products in certain European countries for five years, unless earlier terminated. See "Business—Protection—European payment protection insurance."

Conflicts of interest may arise between us and GE that could be resolved in a manner unfavorable to us.

        Questions relating to conflicts of interest may arise between us and GE in a number of areas relating to our past and ongoing relationships. Five of our directors were designated to our board of directors by GE. One of these directors is both an officer and director of GE, and the other four of these directors are also officers of GE. These directors and a number of our officers own substantial amounts of GE stock and options to purchase GE stock, and all of them participate in GE pension plans. Ownership interests of our directors or officers in GE shares, or service as a director or officer of both our company and GE, could give rise to potential conflicts of interest when a director or officer is faced with a decision that could have different implications for the two companies. These potential conflicts could arise, for example, over matters such as the desirability of an acquisition opportunity, employee retention or recruiting, or our dividend policy.

        The corporate opportunity policy set forth in our certificate of incorporation addresses potential conflicts of interest between our company, on the one hand, and GE and its officers and directors who are directors of our company, on the other hand. By becoming a stockholder in our company, you will be deemed to have notice of and have consented to these provisions of our certificate of incorporation. Although these provisions are designed to resolve conflicts between us and GE fairly, we cannot assure you that any conflicts will be so resolved. The principles for resolving such potential conflicts of interest are described under "Description of Capital Stock—Provisions of Our Certificate of Incorporation Relating to Related-Party Transactions and Corporate Opportunities."

Risks Relating to This Offering

Future sales of a substantial number of shares of our common stock may depress the price of our shares.

        If our stockholders sell a large number of shares of our common stock, or if we issue a large number of shares of our common stock in connection with future acquisitions, financings, or other circumstances, the market price of shares of our common stock could decline significantly. Moreover, the perception in the public market that our stockholders might sell shares of our common stock could depress the market price of those shares.

        GE has informed us that, following completion of this offering, it intends, subject to market conditions, to divest its remaining interest in us as soon as practicable. GE has also informed us that, in any event, it expects to reduce its interest to below 50% within two years of the completion of this offering. GE currently expects to reduce its interest through one or more additional public offerings of our common stock after this offering, but it is not obligated to divest our shares in this manner. See "Shares Eligible for Future Sale."

        All the shares sold in this offering will be freely tradable without restriction, except for shares owned by any of our affiliates, including GE. Immediately after this offering, the public market for our common stock will include only the    million shares of Class A Common Stock that are being sold by the selling stockholder in this offering, or             million shares if the underwriters exercise their over-allotment option in full. After the offering, we intend to register            million shares of Class A Common Stock, which are reserved for issuance under our employee benefit plans. Once we register these shares, they can be sold in the public market upon issuance, subject to restrictions under the securities laws applicable to resales by affiliates. In addition, we have granted GE demand and "piggyback" registration rights with respect to the shares of our common stock it will hold upon completion of this offering. GE may exercise its demand and piggyback registration rights, and any shares so registered will be freely tradable in the public market, except for shares acquired by any of our affiliates. See "Arrangements Between GE and Our Company—Relationship with GE—Registration Rights Agreement" and "Shares Eligible for Future Sale."

        GEFAHI and our directors and executive officers have entered into lock-up agreements in which they have agreed that they will not sell, directly or indirectly, any common stock for a period of 180 days from the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. See "Shares Eligible for Future Sale."

Our common stock has no prior public market, and we cannot assure you that an active trading market will develop.

        Prior to this offering, there has not been a market for our common stock. Although we intend to apply to list the Class A Common Stock, on The New York Stock Exchange, an active trading market in our Class A Common Stock might not develop or continue. If you purchase shares of Class A Common Stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was determined by negotiations with the representatives of the underwriters based upon an assessment of the valuation of our common stock and a book-building process. The public market may not agree with or accept this valuation, in which case you may not be able to sell your shares at or above the initial offering price.

The price of our common stock may be volatile and may be affected by market conditions beyond our control.

        Our share price is likely to fluctuate in the future because of the volatility of the stock market in general and a variety of factors, many of which are beyond our control, including:

  •
  quarterly variations in actual or anticipated results of our operations;

  •
  changes in financial estimates by securities analysts;

  •
  actions or announcements by our competitors;

  •
  regulatory actions;

  •
  changes in the market outlook for the insurance industry;

  •
  departure of our key personnel; and

  •
  future sales of our common stock.

The stock market has recently experienced extreme price and volume fluctuations. The market prices of securities of insurance and financial services companies have experienced fluctuations that often have been unrelated or disproportionate to the operating results of these companies. These market fluctuations could result in extreme volatility in the price of shares of our common stock, which could cause a decline in the value of your investment. You should also be aware that price volatility may be greater if the public float and trading volume of shares of our common stock is low.

Regulatory and statutory requirements, our Tax Matters Agreement with GE and provisions of our certificate of incorporation and by-laws could delay, deter or prevent takeover attempts and business combinations that stockholders might consider in their best interests.

        Various states and non-U.S. jurisdictions in which our insurance companies are organized must approve any acquisition of or change in control of insurance companies domiciled or deemed domiciled in those states or jurisdictions. Under most states' statutes, an entity is presumed to have control of an insurance company if it owns, directly or indirectly, 10% or more of the voting stock of that insurance company. These regulatory restrictions may delay a potential merger or sale of our company, even if our board of directors decides that it is in the best interests of stockholders for us to merge or be sold. These restrictions also may delay sales by us or acquisitions by third parties of our subsidiaries.

        Section 203 of the Delaware General Corporation Law may affect the ability of an "interested stockholder" to engage in certain business combinations, including mergers, consolidation or acquisitions of additional shares, for a period of three years following the time that the stockholder becomes an "interested stockholder." An "interested stockholder" is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of a corporation. However, our certificate of incorporation provides that we will not be governed by Section 203 of the Delaware

General Corporation Law until GE reduces its ownership interest in us to less than 15% of our outstanding common stock.

        Under our Tax Matters Agreement with GE, if any person or group of persons other than GE or its affiliates gains the power to direct the management and policies of our company, we will be obligated immediately to pay to GE the total present value of all tax benefit payments due to GE under the agreement from the time of the change in control until the end of the 25-year term of the agreement. We currently estimate this amount to be $360 million, but this estimate will vary based on a number of factors, including the value of our company and the time at which our obligation is accelerated. Similarly, if any person or group of persons other than us or our affiliates gains effective control of one of our subsidiaries, we will be obligated to pay to GE the total present value of all such payments due to GE allocable to that subsidiary, unless the subsidiary assumes the obligation to pay these future amounts under the Tax Matters Agreement and certain conditions are met. This feature of the agreement could adversely affect a potential merger or sale of our company. It could also limit our flexibility to dispose of one or more of our subsidiaries, with adverse implications for any business strategy dependent on such dispositions. See "Arrangements Between GE and Our Company—Relationship with GE—Tax Matters Agreement."

        Our certificate of incorporation and bylaws also contain provisions that may delay, deter or prevent a takeover attempt that stockholders might consider in their best interests. These provisions may adversely affect prevailing market prices for our common stock.

Forward-Looking Statements

        Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus include forward-looking statements that are based upon our current expectations but are subject to uncertainty and changes in circumstances. These statements include forward-looking statements both with respect to us specifically and the insurance industry generally. Statements that include the words "expect," "intend," "plan," "believe," "project," "anticipate," "will," and similar statements of a future or forward-looking nature identify forward-looking statements.

        These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors, many of which are beyond our control. We believe that these factors include, but are not limited to, those described under "Risk Factors" and elsewhere in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

Use of Proceeds

        We will not receive any proceeds from the sale by the selling stockholder of Class A Common Stock in this offering or of the Equity Units or Series A Preferred Stock in the concurrent offerings.

Dividend Policy

        We intend to pay quarterly cash dividends on our common stock at an initial rate of $        per share, commencing in the            quarter of 2004. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, legal requirements, regulatory constraints and other factors that the board of directors deems relevant.

        We are a holding company and have no direct operations. As a result, our ability to pay dividends in the future will depend on receiving dividends from our subsidiaries. Our insurance subsidiaries are subject to the laws of the jurisdictions in which they are domiciled and licensed and consequently are limited in the amount of dividends that they can pay. See "Regulation."

Capitalization

        Set forth below is our capitalization as of September 30, 2003 on a pro forma basis, which reflects the adjustments as described in the notes to the unaudited pro forma financial information under "Selected Historical and Pro Forma Financial Information." You should read this information in conjunction with those notes, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and the related notes included elsewhere in this prospectus.

September 30, 2003
(Dollar amounts in millions)
Pro forma
Cash and cash equivalents	$3,056

Borrowings and other obligations:
Short-term borrowings(1)	$2,400
Long-term borrowings(2)	485

Total borrowings	2,885
Contingent note payable to GEFAHI(3)	550
Non-recourse funding obligations(4)	300
Liabilities associated with variable interest entities(5)	1,112
% senior notes due 2009 underlying Equity Units(6)	600
Series A Preferred Stock, mandatorily redeemable, liquidation preference $50 per share(7)	100

Total borrowings and other obligations	5,547

Stockholder's interest:
Class A Common Stock, $0.001 par value; billion shares authorized; million shares issued and outstanding
Class B Common Stock, $0.001 par value; billion shares authorized; million shares issued and outstanding(8)
Additional paid-in capital	6,885

Total paid-in capital	6,885
Accumulated nonowner changes in stockholder's interest	802
Retained earnings	3,247

Total stockholder's interest	10,934

Total capitalization	$16,481

Book value per share of common stock

(1)
In connection with our corporate reorganization, we will issue to GEFAHI the $2.4 billion Short-term Intercompany Note. We will repay this note with proceeds from the borrowings under a $2.4 billion short-term revolving credit facility that we will establish with a syndicate of banks concurrently with the completion of this offering. We intend to repay the borrowings under this short-term revolving credit facility with proceeds from the issuance of approximately $1.9 billion in senior notes (which would be included in long-term borrowings) and approximately $500 million in commercial paper (which would be included in short-term borrowings), both of which we intend to complete shortly after the completion of this offering. For a description of the terms of this note, see "Description of Certain Indebtedness—Short-term Intercompany Note" and "Description of Certain Indebtedness—New Senior Notes."

(2)
Represents the Yen Notes. We have entered into arrangements to swap our obligations under these notes to a U.S. dollar principal obligation bearing interest at a rate of 4.84% per annum. For a description of the terms of these notes, see "Description of Certain Indebtedness—Yen Notes."

(3)
In connection with our corporate reorganization, we will issue to GEFAHI the $550 million Contingent Note. This note is non-interest-bearing, matures on the first anniversary of the completion of this offering and will be repaid solely to the extent that statutory contingency reserves from our U.S. mortgage insurance business in excess of $150 million are released and paid to us as a dividend before the first anniversary of the completion of this offering. The release of these statutory reserves and payment of the dividend by our U.S. mortgage insurance business to us are subject to statutory limitations, regulatory approval and the absence of any impact on our financial ratings. The term of this note may be extended for a period up to twelve months to obtain affirmation of our financial ratings. Any portion of the Contingent Note that is not repaid by the first anniversary of the completion of this offering or by the extended term, if applicable, will be canceled. We will record any portion of the Contingent Note that is canceled as a capital contribution. For a description of the terms of this note, see "Description of Certain Indebtedness—Contingent Note."

(4)
Represents non-recourse funding obligations outstanding as of September 30, 2003. These obligations are represented by notes that bear a floating rate of interest and mature in 2033. The notes were issued by River Lake Insurance Company, a wholly-owned captive reinsurance subsidiary of our company, to fund additional statutory reserves required by Regulation XXX. Both principal and interest payments are guaranteed by a third-party insurance company. In the event that payment of principal or interest are not made by River Lake Insurance Company for any reason, the third-party insurance company is required to make these payments. The noteholders cannot require repayment from us or any of our subsidiaries, other than River Lake Insurance Company, the direct issuer of the notes. In December 2003, River Lake Insurance Company issued an additional $300 million of these obligations, which are not included in our pro forma total capitalization.

(5)
Represents liabilities associated with certain entities that we were required to include in our financial statements upon adoption of FASB Interpretation 46, "Consolidation of Variable Interest Entities." Upon its adoption, General Electric Capital Corporation, of which we are an indirect subsidiary, was required to consolidate the funding conduit it sponsored. As a result, assets and liabilities of certain off-balance-sheet entities were required to be included in our financial statements because the funding conduit, as a primary beneficial interest holder in the entities, no longer qualified as a third party. For more information regarding these arrangements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—
Off-balance Sheet Transactions."

(6)
Represents notes forming part of the Equity Units. For a description of the terms of our Equity Units, see "Description of Equity Units." GEFAHI is offering the Equity Units for sale in a concurrent offering.

(7)
For a description of the terms of our Series A Preferred Stock, see "Description of Capital Stock—Preferred Stock—Series A Preferred Stock." GEFAHI is offering the Series A Preferred Stock for sale in a concurrent offering.

(8)
Shares of Class B Common Stock convert automatically into shares of Class A Common Stock when they are held by any person other than GE or an affiliate of GE or when GE no longer beneficially owns at least 10% of our outstanding common stock.

        The foregoing table:

    •
    excludes             million shares of Class A Common Stock issuable upon the exercise of unvested employee stock options to be granted on the date of the completion of this offering, at an exercise price equal to the initial public offering price;

    •
    excludes             million shares of Class A Common Stock issuable upon the exercise of unvested employee stock options that will be issued upon completion of this offering in exchange for unvested GE stock options held by our employees, at a weighted average exercise price of $                  per share, and            million shares of Class A Common Stock issuable upon the exercise of vested employee stock options that will be issued upon completion of this offering in exchange for vested GE stock options held by our Chairman, President and Chief Executive Officer, at a weighted average exercise price of $                  per share;

    •
    excludes             million shares of Class A Common Stock issuable upon the vesting of restricted stock units and stock appreciation rights that will be issued upon completion of this offering in exchange for unvested GE restricted stock units and stock appreciation rights;

    •
    excludes             million shares of Class A Common Stock available for future issuance under our Genworth Omnibus Incentive Plan; and

    •
    excludes up to             million shares of Class A Common Stock that we will be required to issue to settle the purchase contracts included in our Equity Units.

        Our total pro forma capitalization also does not include our liability to GE under the Tax Matters Agreement. As a consequence of our separation from GE, and the election we will make with GE to treat that separation as an asset sale under section 338 of the Internal Revenue Code, we expect to realize future tax savings that we otherwise would not realize. We are obligated, pursuant to the Tax Matters Agreement with GE, to pay to GE over a period from 15 to 25 years the amount of the projected future tax savings. Based on a number of assumptions, we estimate these savings to have a present value of $360 million. See "Arrangements Between GE and Our Company—Relationship with GE—Tax Matters Agreement" and note (e) to our pro forma financial statements under "Selected Historical and Pro Forma Financial Information."

Selected Historical and Pro Forma Financial Information

        The following table sets forth selected historical and pro forma financial information. The selected historical financial information as of December 31, 2002 and 2001, and for the years ended December 31, 2002, 2001 and 2000 has been derived from our combined financial statements, which have been audited by KPMG LLP and are included elsewhere in this prospectus. The selected historical financial information as of September 30, 2003 and for the nine months ended September 30, 2003 and 2002 has been derived from our unaudited combined financial statements, which are included elsewhere in this prospectus. The selected pro forma financial information for the year ended December 31, 2002 and as of and for the nine months ended September 30, 2003 is unaudited and has been derived from our combined financial statements, which are included elsewhere in this prospectus. You should read this information in conjunction with the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations," our combined financial statements, the related notes and the accompanying independent auditors' report (which refers to a change in accounting for goodwill and other intangibles in 2002 and for derivative instruments and hedging activities in 2001), included elsewhere in this prospectus.

        Prior to the completion of this offering, we will acquire substantially all of the assets and assume certain liabilities of GEFAHI. We also will acquire certain other insurance businesses currently owned by other GE subsidiaries but managed by members of the Genworth management team. These businesses include international mortgage insurance, European payment protection insurance, a Bermuda reinsurer and mortgage contract underwriting.

        In consideration for the assets that we will acquire and the liabilities that we will assume in connection with our corporate reorganization, we will issue to GEFAHI the following securities:

  •
  million shares of our Class B Common Stock;

  •
  $600 million of our Equity Units;

  •
  $100 million of our Series A Preferred Stock;

  •
  $2.4 billion Short-term Intercompany Note; and

  •
  $550 million Contingent Note.

        The liabilities we will assume from GEFAHI include the Yen Notes.

        We have prepared our combined financial statements as if Genworth had been in existence throughout all relevant periods. Our historical combined financial information and statements include all businesses that were owned by GEFAHI, including those that will not be transferred to us, as well as the other insurance businesses that we will acquire from other GE subsidiaries, each in connection with our corporate reorganization.

        Prior to the completion of this offering, we will enter into several significant reinsurance transactions with UFLIC, a wholly-owned subsidiary of GEFAHI that will not be transferred to us. As part of these transactions, we will cede to UFLIC, effective as of January 1, 2004, all of our in-force blocks of structured settlements, substantially all of our in-force blocks of variable annuities, and a block of long-term care insurance policies that we reinsured from Travelers. In the aggregate, these blocks of business do not meet our target return thresholds, and although we remain liable under these contracts and policies as the ceding insurer, the reinsurance transactions will have the effect of transferring the financial results of the reinsured blocks to UFLIC. As of September 30, 2003, these blocks of business had aggregate reserves of $16.1 billion. In addition, as part of the reinsurance transactions, UFLIC will cede to us substantially all of its in-force blocks of Medicare supplement insurance. As of September 30, 2003, these blocks of business had aggregate reserves of $19 million.

        The unaudited pro forma information set forth below reflects our historical combined financial information, as adjusted to give effect to the transactions described below as if each had occurred as of January 1, 2002, in the case of earnings information, and September 30, 2003, in the case of financial position information. The following transactions are reflected in the pro forma financial information:

  •
  a $2.93 billion dividend paid in December 2003;

  •
  the removal of certain businesses and related assets and liabilities of GEFAHI that will not be transferred to us in connection with our corporate reorganization, including UFLIC, the Partnership Marketing Group business, an institutional asset management business, several other small businesses that are not part of our core ongoing business and an aggregate of $1.7 billion of commercial paper issued by GEFAHI and outstanding as of September 30, 2003;

  •
  the reinsurance transactions with UFLIC, including the capital contribution of $1.45 billion that we will make to UFLIC;

  •
  the equity and debt securities that we will issue to GEFAHI in exchange for the assets that we will acquire and the liabilities that we will assume in connection with our corporate reorganization; and

  •
  the other adjustments described below in the notes to the unaudited pro forma financial information.

        The unaudited pro forma information below is based upon available information and assumptions that we believe are reasonable. The unaudited pro forma financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been had the transactions described above occurred on the dates indicated. The unaudited pro forma information also should not be considered representative of our future financial condition or results of operations.

        In addition to the pro forma adjustments to our historical combined financial statements, various other factors will have an effect on our financial condition and results of operations after the completion of this offering, including those discussed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        For information with respect to certain items that are not reflected in the pro forma financial information, see note (k) below.

	Historical						Pro forma
	Nine months ended September 30,		Years ended December 31,				Nine months ended September 30,	Year ended December 31,
(Dollar amounts in millions, per share amounts in dollars)	2003(1)	2002	2002	2001	2000(2)	1999	2003	2002
Combined Statement of Earnings Information
Revenues:
Premiums	$4,937	$4,496	$6,107	$6,012	$5,233	$4,534	$4,601	$5,644
Net investment income	2,999	2,972	3,979	3,895	3,678	3,440	2,304	3,027
Net realized investment gains (losses)	(29)	41	204	201	262	280	(10)	257
Policy fees and other income	700	705	939	993	1,053	751	423	534

Total revenues	8,607	8,214	11,229	11,101	10,226	9,005	7,318	9,462

Benefits and expenses:
Benefits and other changes in policy reserves	3,777	3,402	4,640	4,474	3,586	3,286	3,030	3,643
Interest credited	1,215	1,229	1,645	1,620	1,456	1,290	1,047	1,408
Underwriting, acquisition, and insurance expenses, net of deferrals	1,515	1,393	1,808	1,823	1,813	1,626	1,267	1,427
Amortization of deferred acquisition costs and intangibles(3)	935	860	1,221	1,237	1,394	1,136	784	995
Interest expense	94	94	124	126	126	78	94	115

Total benefits and expenses	7,536	6,978	9,438	9,280	8,375	7,416	6,222	7,588

Earnings from continuing operations before income taxes	1,071	1,236	1,791	1,821	1,851	1,589	1,096	1,874
Provision for income taxes	322	254	411	590	576	455	332	452

Net earnings from continuing operations	$749	$982	$1,380	$1,231	$1,275	$1,134	$764	$1,422

Pro forma earnings per share:
Basic
Diluted
Pro forma shares outstanding:
Basic
Diluted
Selected Segment Information
Total revenues:
Protection	$4,572	$4,159	$5,605	$5,443	$4,917		$4,374	$5,316
Retirement Income and Investments	2,792	2,769	3,756	3,721	3,137		2,122	2,819
Mortgage Insurance	720	705	946	965	895		720	946
Affinity(4)	431	445	588	687	817		—	—
Corporate and Other	92	136	334	285	460		102	381

Total	$8,607	$8,214	$11,229	$11,101	$10,226		$7,318	$9,462

Net earnings (loss) from continuing operations:
Protection	$392	$393	$554	$538	$492		$405	$541
Retirement Income and Investments	128	149	186	215	250		136	202
Mortgage Insurance	292	364	451	428	414		292	451
Affinity(4)	15	(1)	(3)	24	(13)		—	—
Corporate and Other	(78)	77	192	26	132		(69)	228

Total	$749	$982	$1,380	$1,231	$1,275		$764	$1,422

	Historical					Pro forma
	September 30,	December 31,				September 30,
(Dollar amounts in millions)
	2003(1)	2002	2001	2000(2)	1999	2003
Combined Statement of Financial Position Information
Total investments	$77,046	$72,080	$62,977	$54,978	$48,341	$60,160
All other assets	26,322	45,277	41,021	44,598	27,758	39,713

Total assets	$103,368	$117,357	$103,998	$99,576	$76,099	$99,873

Policyholder liabilities	$62,649	$60,188	$53,427	$45,965	$42,730	$62,194
Short-term borrowings	1,686	1,850	1,752	2,258	990	2,400
Long-term borrowings	485	472	622	175	175	485
All other liabilities	20,537	38,095	34,032	38,191	20,958	23,860

Total liabilities	$85,357	$100,605	$89,833	$86,589	$64,853	$88,939

Accumulated nonowner changes in stockholder's interest	$1,148	$835	$(664)	$(424)	$(862)	$802
Total stockholder's interest	18,011	16,752	14,165	12,987	11,246	10,934
U.S. Statutory Information
Statutory capital and surplus	3,915	4,636	5,634	5,109	4,429
Asset valuation reserve	396	390	477	497	500

(1)
On August 29, 2003, we sold our Japanese life insurance and domestic auto and homeowners' insurance businesses for aggregate cash proceeds of approximately $2.1 billion, consisting of $1.6 billion paid to us and $0.5 billion paid to other GE affiliates, plus pre-closing dividends. See notes 4 and 24 to our audited historical combined financial statements for the period ended December 31, 2002.

(2)
During 2000, we consummated three significant business combinations:

  •
  In July 2000, we reinsured 90% of Travelers' long-term care insurance portfolio and acquired certain related assets for $411 million;

  •
  In April 2000, we acquired 97% of Phoenix American Life Insurance Company for $284 million; and

  •
  Effective March 2000, we acquired the insurance policies and related assets of Toho Mutual Life Insurance Company. Our Japanese life insurance business assumed $21.6 billion of policyholder liabilities and $0.3 billion of accounts payable and accrued expenses and acquired $20.3 billion in cash, investments and other tangible assets through this transaction. We sold this business on August 29, 2003, and its results have been presented as discontinued operations.

(3)
As of January 1, 2002, we adopted Statement of Financial Accounting Standard 142, Goodwill and Other Intangible Assets, and, in accordance with its provisions, discontinued amortization of goodwill. Goodwill amortization was $84 million, $70 million and $53 million for the years ended December 31, 2001, 2000 and 1999, respectively, excluding goodwill amortization included in discontinued operations.

(4)
Represents the results of the businesses that are owned by GEFAHI but which will not be transferred to us in connection with our corporate reorganization, including: (a) UFLIC, (b) the Partnership Marketing Group business, (c) an institutional asset management business, and (d) several other small businesses that are not part of our core ongoing business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Our historical and pro forma financial information."

Pro Forma Financial Information

	Nine months ended September 30, 2003
	Historical	Pro forma adjustments— excluded assets and liabilities(a)	Pro forma adjustments— reinsurance transactions(b)	Pro forma adjustments— capital structure and other		Pro forma(k)
(Dollar amounts in millions)
Revenues:
Premiums	$4,937	$(187)	$(149)	$—		$4,601
Net investment income	2,999	(56)	(639)	—		2,304
Net realized investment gains (losses)	(29)	7	12	—		(10)
Policy fees and other income	700	(195)	(82)	—		423

Total revenues	8,607	(431)	(858)	—		7,318

Benefits and expenses:
Benefits and other changes in policy reserves	3,777	(136)	(611)	—		3,030
Interest credited	1,215	—	(168)	—		1,047
Underwriting, acquisition, and insurance expenses, net of deferrals	1,515	(195)	(53)	—		1,267
Amortization of deferred acquisition costs and intangibles	935	(81)	(70)	—		784
Interest expense	94	—	—	—	(i)	94

Total benefits and expenses	7,536	(412)	(902)	—		6,222

Earnings from continuing operations before income taxes	1,071	(19)	44	—		1,096
Provision for income taxes	322	(6)	16	—		332

Net earnings from continuing operations	$749	$(13)	$28	$—		$764

Pro forma earnings per share:(l)
Basic
Diluted
Pro forma shares outstanding:(l)
Basic
Diluted

Pro Forma Financial Information

	Year ended December 31, 2002
	Historical	Pro forma adjustments— excluded assets and liabilities(a)	Pro forma adjustments— reinsurance transactions(b)	Pro forma adjustments— capital structure and other		Pro forma(k)
(Dollar amounts in millions)
Revenues:
Premiums	$6,107	$(247)	$(216)	$—		$5,644
Net investment income	3,979	(73)	(879)	—		3,027
Net realized investment gains (losses)	204	(31)	84	—		257
Policy fees and other income	939	(272)	(133)	—		534

Total revenues	11,229	(623)	(1,144)	—		9,462

Benefits and expenses:
Benefits and other changes in policy reserves	4,640	(180)	(817)	—		3,643
Interest credited	1,645	—	(237)	—		1,408
Underwriting, acquisition, and insurance expenses, net of deferrals	1,808	(314)	(67)	—		1,427
Amortization of deferred acquisition costs and intangibles	1,221	(116)	(110)	—		995
Interest expense	124	—	—	(9	)(i)	115

Total benefits and expenses	9,438	(610)	(1,231)	(9)		7,588

Earnings from continuing operations before income taxes	1,791	(13)	87	9		1,874
Provision for income taxes	411	7	31	3	(j)	452

Net earnings from continuing operations	$1,380	$(20)	$56	$6		$1,422

Pro forma earnings per share:(l)
Basic
Diluted
Pro forma shares outstanding:(l)
Basic
Diluted

Pro Forma Financial Information

	September 30, 2003
	Historical	Pro forma adjustments— excluded assets and liabilities(a)	Pro forma adjustments— reinsurance transactions(b)	Pro forma adjustments— capital structure and other		Pro forma(k)
(Dollar amounts in millions)
Assets
Investments:
Fixed maturities	$64,329	$(1,264)	$(14,304)	$—		$48,761
Equity securities	957	(47)	—	—		910
Mortgage and other loans	5,599	—	(1,032)	—		4,567
Policy loans	1,099	(9)	—	—		1,090
Short-term investments	2,816	(31)	—	—		2,785
Other invested assets	2,246	(199)	—	—		2,047

Total investments	77,046	(1,550)	(15,336)	—		60,160
Cash and cash equivalents	3,150	(94)	—	—		3,056
Accrued investment income	1,237	(29)	(267)	—		941
Deferred acquisition costs	5,634	(194)	(840)	—		4,600
Intangible assets	1,384	(196)	(292)	—		896
Goodwill	1,707	(284)	—	—		1,423
Reinsurance recoverable	2,284	(12)	16,107	—		18,379
Other assets	1,834	(508)	—	—		1,326
Separate account assets	7,919	—	—	—		7,919
Assets associated with variable interest entities	1,173	—	—	—		1,173

Total assets	$103,368	$(2,867)	$(628)	$—		$99,873

Liabilities and Stockholder's Interest
Liabilities:
Future annuity and contract benefits	$58,947	$(350)	$13	$—		$58,610
Liability for policy and contract claims	3,136	(119)	6	—		3,023
Unearned premiums	3,389	(23)	—	—		3,366
Other policyholder liabilities	566	(5)	—	—		561
Other liabilities	6,371	(1,747)	1,424	50	(c)	9,938
				2,400	(c)
				550	(c)
				(2,400	)(h)
				360	(e)
				2,930	(g)
Non-recourse funding obligations	300	—	—	—		300
Short-term borrowings	1,686	(1,686)	—	2,400	(h)	2,400
Long-term borrowings	485	—	—	—		485
% senior notes due 2009 underlying Equity Units	—	—	—	600	(c)	600
Series A Preferred Stock, mandatorily redeemable(m)	—	—	—	100	(c)	100
Deferred income taxes	1,446	94	(587)	(16	)(d)	525
				(412	)(e)
Separate account liabilities	7,919	—	—	—		7,919
Liabilities associated with variable interest entities	1,112	—	—	—		1,112

Total liabilities	85,357	(3,836)	856	6,562		88,939

Stockholder's interest:
Common stock(n)	—	—	—	—		—
Additional paid-in capital	8,162	(1,435)	—	(50	)(c)	6,885
				41	(d)
				52	(e)
				115	(f)
Accumulated nonowner changes in stockholder's interest
Net unrealized investment gains (losses)	1,175	(28)	(450)	—		697
Derivatives qualifying as hedges	(66)	111	21	—		66
Foreign currency translation adjustments	39	—	—	—		39

Total accumulated nonowner changes in stockholder's interest	1,148	83	(429)	—		802
Retained earnings	8,701	2,321	(1,055)	(3,650	)(c)	3,247
				(25	)(d)
				(115	)(f)
				(2,930	)(g)

Total stockholder's interest	18,011	969	(1,484)	(6,562)		10,934

Total liabilities and stockholder's interest	$103,368	$(2,867)	$(628)	$—		$99,873

Notes to unaudited pro forma financial information

(a)
Reflects adjustments to exclude amounts included in our historical combined financial statements relating to the results of operations, assets and liabilities of businesses and other assets and liabilities that will not be transferred to us. The businesses that will not be transferred to us consist of those reported in the Affinity segment, which had assets and liabilities of $2,437 million and $828 million, respectively. The other assets and liabilities that will not be transferred to us include (i) investments of $430 million, (ii) commercial paper of $1,686 million issued by GEFAHI and related derivative contracts of $176 million, and (iii) liabilities of $1,070 million that we are not assuming. Except for the results of the Affinity segment and the interest expense on the commercial paper as described in note (i) below, we have not reflected an adjustment in the unaudited pro forma earnings information to exclude the income or expenses related to the assets and liabilities of GEFAHI that will not be transferred to us. For a description of our Affinity segment, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Our historical and pro forma financial information." The net increase in stockholder's interest associated with the exclusion of these businesses and assets and liabilities from our historical combined financial statements will be accounted for as net capital contributions from our stockholder prior to the completion of this offering.

(b)
Reflects adjustments to record the effects of the reinsurance transactions we will enter into with UFLIC in connection with this offering as described under "Arrangements Between GE and Our Company—Reinsurance Transactions." Pursuant to these transactions, we will cede to UFLIC, effective as of January 1, 2004, all of our in-force blocks of structured settlements, substantially all of our in-force blocks of variable annuities, and a block of long-term care insurance policies that we reinsured from Travelers in 2000. The unaudited pro forma information gives effect to the reinsurance transactions as if each had occurred as of January 1, 2002, in the case of earnings information, and September 30, 2003, in the case of financial position information. Accordingly, our unaudited pro forma earnings information excludes the effects of all reinsured contracts that were issued before January 1, 2002. Because we will continue to sell variable annuities and structured settlements, our unaudited pro forma combined statements of earnings reflect premiums and fees from these products issued after January 1, 2002, even though these variable annuities and structured settlements will be included in the blocks of policies reinsured with UFLIC. In addition, because we did not issue any new policies in 2002 or 2003 in the block of long-term care insurance policies that we will cede to UFLIC, our pro forma combined statements of earnings exclude the impact of that entire block of policies.

          When we enter into the reinsurance transactions we will transfer investment assets to UFLIC in exchange for a reinsurance recoverable asset from UFLIC and consequently we will not earn investment income on the investment assets transferred. The pro forma adjustments have been determined based on a proportional allocation of investment assets and investment income from the investment assets historically identified as supporting the blocks of business reinsured. Under our existing investment management strategies, multiple product lines with similar characteristics can be supported by a single portfolio of investment securities, known as "multiple product portfolios." Where the reinsurance transactions with UFLIC relate to products supported by multiple product portfolios, the pro forma assets, net investment income and net realized investment gains (losses) attributable to the reinsured liabilities were determined using an allocation approach, applying the ratio of reinsured liabilities to the total liabilities supported by the multiple product portfolio to the portfolio's total assets, net investment income and net realized investment gains (losses), respectively. The actual investment assets that will be transferred in the reinsurance transactions will be determined on an asset-by-asset basis prior to the completion of the reinsurance transactions.

          Under the reinsurance transactions, we will receive an expense allowance to reimburse us for costs we incur to service the reinsured blocks. Actual costs and expense allowance amounts will be determined by expense studies to be conducted periodically. The pro forma adjustments have been prepared assuming that actual costs incurred during the pro forma periods, as determined under our historical cost structure and allocation methods, were reimbursed by an expense allowance.

          The reinsurance transactions will be completed and accounted for at book value. We will report the reinsurance transactions on our tax returns at fair value as determined for tax purposes, giving rise to a net reduction in current and deferred income tax liabilities. The differences between the book value of assets and liabilities transferred and the ceding commission received, and their respective income tax effects, are recorded as a net capital contribution from our stockholder. The actual income tax effects will vary depending upon, among other factors, the fair value of the investment assets at the time of the reinsurance transaction.

          Concurrent with the reinsurance transactions, we will contribute $1.45 billion of capital to UFLIC, which primarily represents surplus assets relative to the insurance liabilities reinsured to UFLIC. We have reflected this capital contribution to UFLIC in our unaudited pro forma financial position information as a distribution to our stockholder and an increase in other liabilities. The capital contribution is expected to be made in cash and fixed maturities. The actual assets to be transferred will be determined prior to the completion of this offering. We have not reflected the impact of the transfer of these assets on our net investment income or net realized investment gains (losses) in our unaudited pro forma earnings information.

          The pro forma information does not represent the results we would have achieved had those reinsurance transactions been consummated at the beginning of the periods presented, and the information presented may not be a reliable indicator of our future results.

(c)
Reflects adjustments to record the equity and debt securities we will issue to GEFAHI in connection with our corporate reorganization:

1.
We will issue    million shares of our Class B Common Stock to GEFAHI. Shares of Class B Common Stock convert automatically into shares of Class A Common Stock when they are held by any person other than GE or an affiliate of GE, or when GE no longer beneficially owns at least 10% of our outstanding common stock. For a description of the terms of our common stock, see "Description of Capital Stock—Common Stock." GEFAHI is offering shares of our Class A Common Stock for sale in this offering.

2.
We will issue $600 million of our Equity Units to GEFAHI. We will pay holders of Equity Units quarterly contract fees on each purchase contract forming a part of the Equity Units at a rate of    % per year of the stated amount of $25 per Equity Unit. The estimated present value of the contract fees on the stock purchase contracts is $50 million, which has been recorded in other liabilities with a decrease in additional paid-in capital. When we make adjustment payments, they will be charged to other liabilities and we will accrue interest expense on the unpaid balance at the rate of    %. For a description of the terms of our Equity Units, see "Description of Equity Units." GEFAHI is offering the Equity Units for sale in a concurrent offering.

3.
We will issue $100 million of our Series A Preferred Stock, which is mandatorily redeemable, to GEFAHI. For a description of the terms of our Series A Preferred Stock, see "Description of Capital Stock—Preferred Stock." GEFAHI is offering shares of our Series A Preferred Stock for sale in a concurrent offering.

4.
We will issue the $2.4 billion Short-term Intercompany Note to GEFAHI. We intend to repay this note with proceeds from the borrowings described in note (h) below. For a description of the terms of the Short-term Intercompany Note, see "Description of Certain Indebtedness—Short-term Intercompany Note."

  5.
  We will issue the $550 million Contingent Note to GEFAHI. This note is non-interest-bearing, matures on the first anniversary of the completion of this offering and will be repaid solely to the extent that statutory contingency reserves from our U.S. mortgage insurance business in excess of $150 million are released and paid to us as a dividend before the first anniversary of the completion of this offering. The release of these statutory reserves and payment of the dividend by our U.S. mortgage insurance business to us are subject to statutory limitations, regulatory approval and the absence of any impact on our financial ratings. The term of this note may be extended for a period up to twelve months to obtain affirmation of our financial ratings. Any portion of the Contingent Note that is not repaid by the first anniversary of the completion of this offering or by the extended term, if applicable, will be canceled. We will record any portion of the Contingent Note that is canceled as a capital contribution. For a description of the terms of the Contingent Note, see "Description of Certain Indebtedness—Contingent Note."

(d)
Reflects adjustments to retained earnings for the first-year cost of our grant of stock options to our management and employees and cost relating to the conversion of certain existing awards upon the completion of this offering, net of a related reduction of deferred income tax liability. Upon the completion of this offering, we will establish equity compensation plans pursuant to which we will (i) issue options to purchase            million shares of our Class A Common Stock with an exercise price equal to the initial offering price and (ii) convert all the unvested stock options, restricted stock units and stock appreciation rights that GE previously granted to our employees and the vested GE stock options held by our Chairman, President and Chief Executive Officer into stock options, restricted stock units and stock appreciation rights issued by our company. We recognize compensation expense for share-based compensation awards based upon the fair value of the stock options in accordance with Statement of Financial Accounting Standards 123, Accounting for Stock-Based Compensation ("SFAS 123"). Under the measurement principles of SFAS 123, we estimate that we will recognize compensation expense related to (i) the new issuances of $35 million, $35 million, $21 million, $12 million and $5 million in 2004, 2005, 2006, 2007 and 2008, respectively, and (ii) the conversions of $6 million and $1 million in 2004 and 2005, respectively. Our estimate of fair value was made using the Black-Scholes model based upon the assumed initial offering price of $                  per share, volatility of    %, risk free interest rate of    %, and average expected life of    years. For a description of our stock-based compensation plans see "Management—GE 1990 Long-Term Incentive Plan," "—Omnibus Incentive Plan" and "—Incentive Compensation Program."

(e)
Reflects an adjustment to record certain effects of our Tax Matters Agreement with GE. Under the Tax Matters Agreement, GE will make, and we will join GE in making, tax elections under section 338 of the Internal Revenue Code that will treat (for tax purposes) many of the companies in our group as having sold all their assets in fully taxable sales. Under the Tax Matters Agreement, GE will control the making of these elections and related determinations. GE will be responsible for all current taxes resulting from the making of these tax elections. As a result of the section 338 elections, we will become entitled to certain tax benefits that are expected to be realized by us in the future in the ordinary course of our business and that otherwise would not have been available to us. These benefits are generally attributable to increased tax deductions for amortization of intangibles and to increased tax basis in non-amortizable investment assets. Under the Tax Matters Agreement, we will be required to make payments to GE, calculated with reference to the amount of tax we are projected to save for each tax period as the result of these increased tax benefits. We estimate that these payments will aggregate approximately $446 million, comprising $412 million resulting from temporary differences between financial reporting and tax basis of our assets and liabilities arising from the elections (and recorded as a reduction in net deferred tax liabilities) and $34 million resulting from future interest expense deductions arising under the Tax Matters Agreement. The estimated present value of the projected payments is approximately $360 million. We have recorded this amount as our estimate of our liability to GE and have increased paid-in capital by the difference ($52 million) between that amount and the reduction in net deferred income tax liabilities. We will record interest expense at a rate of    % as our obligation under the Tax Matters Agreement accretes over time.

          These amounts are estimates and will change as the result of a number of factors, including a final determination of the value of our company and its individual assets. However, we have agreed with GE that, except for specified contingent benefits and excluding interest on payments we defer, our total payments to GE under the Tax Matters Agreement will not exceed $600 million. See "Arrangements Between GE and Our Company—Tax Matters Agreement" for further description of these tax matters.

(f)
Reflects an adjustment to record additional effects of our Tax Matters Agreement with GE. As described in note (e), GE will generally pay all current taxes arising from the section 338 elections. Certain taxes other than section 338 taxes will be incurred by our subsidiaries in the transaction. Under the Tax Matters Agreement, these taxes also will be paid by GE. These taxes have been estimated at $115 million, using assumptions as to, among other things, the value of our company and its individual assets. We will record these non-recurring taxes as a current tax expense when incurred, and will record GE's payment of the taxes on our behalf as an equity contribution. Because these taxes are non-recurring, we have not reflected this adjustment in the unaudited pro forma earnings information. See "Arrangements Between GE and Our Company—Tax Matters Agreement" for further description of these tax matters.

(g)
Reflects an adjustment to record a dividend of $2.93 billion paid on December 15, 2003. We will record the declaration and payment of this dividend in our historical combined financial statements in the fourth quarter of 2003. We have not reflected any adjustment to our unaudited pro forma earnings information to exclude investment income or net realized investment gains (losses) related to assets sold to fund the payment of this dividend. For a description of the source of funds for this dividend, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments."

(h)
Reflects an adjustment to record borrowings pursuant to a $2.4 billion short-term revolving credit facility that we will establish with a syndicate of banks concurrently with the completion of this offering. We will borrow the entire amount available under that facility upon the completion of this offering to repay the Short-term Intercompany Note. We intend to repay the borrowings under this short-term revolving credit facility with proceeds from the issuance of approximately $1.9 billion in senior notes (which would be included in long-term borrowings) and approximately $500 million in commercial paper (which would be included in short-term borrowings), both of which we intend to complete shortly after the completion of this offering. For a description of the terms of this facility, see "Description of Certain Indebtedness—Short-term Revolving Credit Facility."

(i)
Reflects an adjustment to record interest expense attributable to our revised debt structure after the completion of this offering. Pro forma interest expense includes interest on the liabilities described in footnotes (c)(2), (c)(3), (c)(4), (e) and (h) and excludes interest expense, adjusted for qualified hedge effects, incurred on the commercial paper that we will not assume. We have included assumed total interest expense for the liabilities described of $61 million and $80 million for the nine months ended September 30, 2003 and year ended December 31, 2002, respectively. Interest expense incurred on the commercial paper, adjusted for qualified hedge effects, was

  $61 million and $89 million for the nine months ended September 30, 2003 and the year ended December 31, 2002, respectively.

(j)
Reflects an adjustment to record the tax impact on other pro forma earnings adjustments at a rate of 35%.

(k)
We have not reflected any adjustments in our unaudited pro forma combined financial information for the following:

1.
Prior to the completion of this offering, we will enter into a number of arrangements with GE governing our separation from GE and a variety of transition matters. These include (i) arrangements with respect to certain transition services, management consulting services, GIC administration services and institutional asset management services, pursuant to which we will provide services to GE, and (ii) arrangements with respect to certain transition services and asset management services, pursuant to which GE will provide services to us. Except as described in the notes above, we have not reflected any adjustments for the estimated effects of these arrangements, which are described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Separation from GE and related costs."

2.
We have not reflected any adjustments to exclude (i) income or expenses related to the assets and liabilities that will not be transferred to us in connection with our corporate reorganization, except the results of the Affinity Segment and the interest expense on the commercial paper as described in note (a) above, (ii) investment income or net realized investment gains (losses) related to assets sold to fund the payment of the $2.93 billion dividend paid on December 15, 2003, and (iii) investment income or net realized investment gains (losses) related to the $1.45 billion capital contribution to UFLIC, which represents primarily surplus assets relative to the insurance liabilities reinsured.

3.
We expect to incur aggregate incremental pre-tax expenses of approximately $35 million in each of 2004 and 2005 for marketing, advertising and legal entity transition expenses, reflecting primarily the additional costs of establishing our new brand throughout our business, including with consumers and sales intermediaries. We have not reflected any adjustments for the estimated effect of these expenses because the expenses are nonrecurring and we did not incur any material expenses relating to advertising in the periods presented. We will charge these expenses to income in the periods incurred.

4.
We have not reflected any adjustments for the transition to our benefit plans under the employee matters agreement we will enter into with GE prior to the completion of this offering. Effective as of the date that GE ceases to own more than 50% of our outstanding common stock, our applicable U.S. employees will cease to participate in the GE plans and will participate in employee benefit plans established and maintained by us. For at least the one year period following the date that GE ceases to own more than 50% of our outstanding common stock, we will establish plans that will provide our employees with benefits that that are at least substantially comparable in the aggregate to the value of those benefits provided by the GE plans. See "Arrangements Between GE and Our Company—Employee Matters Agreement" for further description of these matters.

5.
We have not reflected any adjustments relating to the issuance in December 2003 by River Lake Insurance Company of $300 million of non-recourse funding obligations, represented by notes that bear a floating rate of interest and mature in 2033. See note 8 to our unaudited interim combined financial statements included elsewhere in this prospectus.

(l)
Basic and diluted earnings per share and the weighted average shares outstanding for the pro forma earnings per share calculation included in our unaudited pro forma combined statements of earnings are calculated as set forth below:

	September 30, 2003		December 31, 2002
	Basic	Diluted	Basic	Diluted
Pro forma net earnings

Common stock
Restricted stock units
Stock options(1)
Purchase contracts(1)

Pro forma shares outstanding

Pro forma earnings per share

  (1)
  Pro forma shares outstanding used in our calculation of pro forma diluted earnings per share result from            million shares of Class A Common Stock available under stock options and    million shares of Class A Common Stock available under purchase contracts forming part of our Equity Units, based on the treasury stock method.

(m)
Reflects mandatory redemption value and liquidation preference of $50 per share.

(n)
Reflects par value of $0.001 per share,    billion shares of Class A Common Stock authorized,            million shares of Class A Common Stock issued and outstanding. Also reflects par value of $0.001 per share,    billion shares of Class B Common Stock authorized,            million shares of Class B Common Stock issued and outstanding.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited and unaudited historical combined financial statements and related notes as well as our unaudited pro forma combined financial statements included elsewhere in this prospectus. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors, many of which are beyond our control. See "Forward-Looking Statements."

Overview

  Our business

        We are a leading insurance company in the U.S., with an expanding international presence. We have three operating segments—Protection, Retirement Income and Investments, and Mortgage Insurance.

  •
  Protection.    We offer U.S. customers life insurance, long-term care insurance and, for companies with fewer than 1,000 employees, group life and health insurance. In Europe, we offer payment protection insurance, which helps consumers meet their payment obligations in the event of illness, involuntary unemployment, disability or death. For the nine months ended September 30, 2003, our Protection segment had pro forma segment net earnings of $405 million.

  •
  Retirement Income and Investments.    We offer U.S. customers fixed, variable and income annuities, variable life insurance, asset management and specialized products, including guaranteed investment contracts, funding agreements and structured settlements. For the nine months ended September 30, 2003, our Retirement Income and Investments segment had pro forma segment net earnings of $136 million.

  •
  Mortgage Insurance.    We offer mortgage insurance products in the U.S., Canada, Australia, and Europe that facilitate homeownership by enabling borrowers to buy homes with low-down-payment mortgages. For the nine months ended September 30, 2003, our Mortgage Insurance segment had pro forma segment net earnings of $292 million.

We also have a Corporate and Other segment, which consists primarily of net realized investment gains (losses), interest and other financing expenses that are incurred at our holding company level, unallocated corporate income and expenses (including amounts accrued in settlement of class action lawsuits), and the results of several small, non-core businesses that are managed outside our operating segments. For the nine months ended September 30, 2003, our Corporate and Other segment had a pro forma segment net loss of $69 million.

  Our corporate reorganization

        We were incorporated in Delaware on October 23, 2003 in preparation for our corporate reorganization. Prior to the completion of this offering, we will acquire substantially all of the assets and assume certain liabilities of GEFAHI. GEFAHI is an indirect subsidiary of GE and a holding company for a group of companies that provide life insurance, long-term care insurance, group life and health insurance, annuities and other investment products and U.S. mortgage insurance. We also will acquire certain other insurance businesses currently owned by other GE subsidiaries but managed by members of the Genworth management team. These businesses include international mortgage insurance, European payment protection insurance, a Bermuda reinsurer and mortgage contract underwriting. In consideration for the assets that we will acquire and the liabilities that we will assume in connection with our corporate reorganization, we will issue to GEFAHI    million shares of our

Class B Common Stock, $600 million of our Equity Units, $100 million of our Series A Preferred Stock, the $2.4 billion Short-term Intercompany Note and the $550 million Contingent Note. See "Corporate Reorganization."

  Our historical and pro forma financial information

        The historical combined financial information presented in this prospectus has been derived from our audited and unaudited combined financial statements, which have been prepared as if Genworth had been in existence throughout all relevant periods. Our historical combined financial information and statements include all businesses that were owned by GEFAHI, including those that will not be transferred to us in connection with our corporate reorganization, as well as the other insurance businesses that we will acquire from other GE subsidiaries in connection with our corporate reorganization. In addition to the three operating segments that we will have after the completion of this offering and our Corporate and Other segment, our historical combined financial statements also include the results of (i) UFLIC, (ii) the Partnership Marketing Group business, which offers life and health insurance and other financial products and services directly to consumers through affinity marketing arrangements with a variety of organizations, (iii) an institutional asset management business owned by GEFAHI, and (iv) several other small businesses owned by GEFAHI that are not part of our core ongoing business. We will not acquire UFLIC, the Partnership Marketing Group business, the institutional asset management business or these other small businesses from GEFAHI, and their results are presented as a separate operating segment under the caption "Affinity." Our historical combined financial statements also include our Japanese life insurance and domestic auto and homeowners' insurance businesses, which we sold on August 29, 2003, and which are presented in our historical combined financial statements as discontinued operations.

        The unaudited pro forma information presented in this prospectus reflects our historical combined financial information, as adjusted to give effect to the transactions described under "Selected Historical and Pro Forma Financial Information" as if each had occurred as of January 1, 2002, in the case of earnings information, and September 30, 2003, in the case of financial position information.

  Revenues and expenses

        Our revenues consist primarily of the following:

  •
  Protection.    The revenues in our Protection segment consist primarily of:

  •
  premiums earned on individual life, individual long-term care, group life and health and payment protection insurance policies;

  •
  net investment income allocated to this segment; and

  •
  policy fees and other income, including fees for mortality and surrender charges primarily from universal life insurance policies, and other administrative charges.

  •
  Retirement Income and Investments.    The revenues in our Retirement Income and Investments segment consist primarily of:

  •
  premiums earned on income annuities and structured settlements with life contingencies and variable life insurance;

  •
  net investment income allocated to this segment; and

  •
  policy fees and other income, including surrender charges, mortality and expense charges, investment management fees and commissions.

  •
  Mortgage Insurance.    The revenues in our Mortgage Insurance segment consist primarily of:

  •
  premiums earned on mortgage insurance policies;

  •
  net investment income on the segment's separate investment portfolio; and

  •
  policy fees and other income, including fees from contract underwriting services.

  •
  Corporate and Other.    The revenues in our Corporate and Other segment consist primarily of:

  •
  premiums, policy fees and other income from the insurance businesses in this segment;

  •
  unallocated net investment income; and

  •
  net realized investment gains (losses).

        We allocate net investment income from our Corporate and Other segment to our Protection and Retirement Income and Investments segments using an approach based principally upon the investment portfolio established to support each of those segments' products and targeted capital levels. We do not allocate net investment income from our Corporate and Other segment to our Mortgage Insurance segment because that segment has its own separate investment portfolio, and the net investment income from that portfolio is reflected in the Mortgage Insurance segment results. In our historical combined financial statements, we allocated net investment income to our Affinity segment in the same manner that we allocated these items to our Protection and Retirement Income and Investments segments.

        All net realized investment gains (losses) are reflected in the Corporate and Other segment and are not reflected in the results of any of our other segments.

        Our expenses consist primarily of the following:

  •
  benefits provided to policyholders and contractholders and changes in reserves;

  •
  interest credited on general account balances;

  •
  underwriting, acquisition and insurance expenses, including commissions, marketing expenses, policy and contract servicing costs, overhead and other general expenses that are not capitalized (shown net of deferrals);

  •
  amortization of deferred policy acquisition costs and other intangible assets;

  •
  interest and other financing expenses; and

  •
  income taxes.

We allocate corporate expenses to each of our operating segments based on our relative equity investment in that segment.

  Business trends and conditions

        In recent years, our business has been, and we expect will continue to be, influenced by a number of macroeconomic, industry-wide and product-specific trends and conditions.

  Market and economic environment

        Macroeconomic conditions.    During the last several years, the sales and financial results of our business were adversely affected by very slow economic growth, low interest rates and depressed equity markets. During 2001 and 2002, U.S. real GDP growth declined to 0.5% and 2.2%, respectively, after averaging compound annual growth of 4.1% from 1995 to 2000. Interest rates, as measured by the 10-year U.S. Treasury, reached historical 45-year lows in June 2003, declining from 6.8% in

January 2000 to 3.1% in June 2003. In addition, the U.S. equity markets were marked by a severe downturn, with the S&P 500 Index declining by 51% from 1,553 at its peak in March 2000 to 768 in October 2002. These economic conditions were exacerbated by several high-profile corporate scandals and bankruptcies. During this period, our business also faced a challenging credit cycle, with the Moody's Default Index reaching 2.05% in 2002 after averaging 0.45% from 1999 to 2001. Similar economic trends and challenges prevailed outside the U.S. as well during this period.

        Aging U.S. population with growing retirement income needs.    According to the U.S. Social Security Administration, from 1945 to 2001, U.S. life expectancy at birth increased from 62.9 years to 73.8 years for men and from 68.4 years to 79.4 years for women, respectively, and life expectancy is expected to increase further. In addition, increasing numbers of baby boomers are approaching retirement age. The U.S. Census Bureau projects that the percentage of the U.S. population aged 55 or older will increase from approximately 21% (61 million) in 2002 to more than 29% (95 million) in 2020. These increases in life expectancy and the average age of the U.S. population increase the risk that individuals will outlive their retirement savings. In addition, approximately $4.4 trillion of invested financial assets (25% of all U.S. invested financial assets) are held by people within 10 years of retirement and are expected to be converted to income as those people retire, according to a survey conducted by SRI Consulting Business Intelligence in 2002. We believe these trends will lead to growing demand for retirement income and investment products, such as our annuities and other investment products, that help consumers accumulate assets and provide reliable retirement income.

        Growing lifestyle protection gap.    The aging U.S. population and a number of other factors are creating a significant lifestyle protection gap for a growing number of individuals. This gap is the result of individuals not having sufficient financial resources, including insurance coverage, to ensure that their future assets and income will be adequate to support their desired future lifestyle. Other factors contributing to this gap include declining individual savings rates, rising healthcare and nursing home costs, and a shifting of the burden for funding protection needs from governments and employers to individuals. Recent reductions in employer-paid benefits by many companies, coupled with uncertainty over the future of government benefit programs underscore the potential for long-term benefit reductions from these traditional sources and the potential need for individuals to identify alternative sources of these benefits. At the same time, according to the U.S. Bureau of Economic Analysis, personal savings rates decreased from 10.9% in 1982 to 3.7% in 2002. Consumers are exposed to the rising costs of healthcare and nursing care during their retirement years, and some experts believe that many consumers are underinsured with respect to their protection needs. We expect these trends to result in increased demand for our life, long-term care and small group life and health insurance products.

        Increasing opportunities for mortgage insurance in the U.S. and other countries.    We believe a number of factors have contributed and will contribute to the growth of mortgage insurance in the U.S., Canada and Australia, where we have significant mortgage insurance operations. These factors include increasing homeownership levels (spurred in part by government housing policies that favor homeownership); expansion of low-down-payment mortgage loan offerings; legislative and regulatory policies that provide capital incentives for lenders to transfer the risks of low-down-payment mortgages to mortgage insurers; and expansion of secondary mortgage markets that require credit enhancements, such as mortgage insurance. We believe a number of these factors also are becoming evident in some European and Asian markets, where lenders increasingly are using mortgage insurance to manage the risks of their loan portfolios and to expand low-down-payment lending.

  General conditions and trends affecting our businesses

        Interest rate fluctuations.    Fluctuations in market interest rates have a significant effect on our sales of insurance and investment products and our margins on these products. In our Protection and

Retirement Income and Investments segments, declining interest rates in a low-interest-rate environment have reduced the spreads between the amounts we have paid or credited to policyholders and contractholders and the returns we earned on the investments that supported our obligations under these products. In response to the recent decline in market interest rates, we have reduced the guaranteed minimum crediting rates we offer on newly issued fixed annuity contracts in order to maintain our spreads and target profitability on these contracts. However, this reduction in minimum guaranteed crediting rates has had an adverse effect on our sales of these products because some of our competitors have continued to offer higher minimum rates. For example, our fixed annuity production, which we define as the sum of annualized first-year premiums and deposits, declined by 68% from $2,232 million for the nine months ended September 30, 2002 to $723 million for the nine months ended September 30, 2003. In addition, as a result of a lower interest rate environment, our income annuity production declined by 44% from $873 million for the nine months ended September 30, 2002 to $491 million for the nine months ended September 30, 2003.

        Declining interest rates also have reduced our spreads and resulted in increased persistency in our fixed annuity and universal life insurance products because investors generally have been unable to shift assets into higher-yielding investments. Our net earnings from spread-based products in our Retirement Income and Investments segment declined by 10% from $134 million for the nine months ended September 30, 2002 to $120 million for the nine months ended September 30, 2003 as a result of reduced spreads, offset in part by increased persistency. Interest rates have stabilized in 2003, and we expect the yield on our investment portfolio also will stabilize, with the potential for increases in a rising interest rate environment.

        In our Mortgage Insurance segment, declining interest rates in the U.S. have generated significant mortgage refinancing activity, which, in turn, has led to lower persistency in our U.S. mortgage insurance business, as well as increases in the volume of new mortgage insurance written and increased contract underwriting expenses. We expect that increasing mortgage interest rates will result in increased persistency, but rising interest rates also may reduce the volume of mortgage originations and of new mortgage insurance written.

        Volatile equity markets.    The equity markets in the U.S. and the other markets in which we invest have experienced extreme volatility and significant downturns in recent years, which has affected our financial condition and results of operations in two principal ways. First, we believe equity market downturns and volatility have discouraged potential new purchasers of our products from purchasing separate account products, such as variable annuities, that have returns linked to the performance of the equity markets and have caused our existing customers to withdraw cash values or reduce investments in those products. If equity markets continue to improve, we believe sales of variable products will increase. Second, lower equity markets have had an adverse effect on our fee income tied to the value of the equity investments in our separate accounts and have resulted in accelerated amortization of DAC and PVFP, reflecting lower expected profits from our variable products. After the completion of this offering, the potential adverse impact of volatile equity markets will be significantly reduced as a result of our reinsurance arrangements with UFLIC, pursuant to which we will reinsure substantially all of our in-force blocks of variable annuities.

        Credit default risk.    As a result of the recent economic downturn and some high-profile corporate bankruptcies and scandals, the number of companies defaulting on their debt obligations increased dramatically in 2001 and 2002. These defaults and other declines in the value of some of our investments have resulted in impairment charges in recent years. Charges associated with impairments of investments were $211 million for the nine months ended September 30, 2003 and $343 million, $289 million and $77 million for the years ended December 31, 2002, 2001 and 2000, respectively. We expect that continuing economic and market improvements will lead to fewer credit defaults and lower impairment charges in our results of operations.

        Investment gains.    As part of GE, the yield on our investment portfolio has been affected by the practice in recent years of realizing investment gains through the sale of appreciated securities and other assets during a period of historically low interest rates. This strategy was pursued to offset impairments and losses in our investment portfolio, fund consolidations and restructurings in our business and provide current income. Our gross realized gains were $392 million for the nine months ended September 30, 2003, and $790 million and $814 million for the years ended December 31, 2002 and 2001, respectively. These gross realized gains, net of gross realized losses, including charges from impairments of investments and realized losses from portfolio restructuring, have resulted in net realized investment gains (losses) of $(29) million for the nine months ended September 30, 2003, and $204 million and $201 million for the years ended December 31, 2002 and 2001, respectively. This strategy has had an adverse impact on our net investment income and the yield on our investment portfolio. As we transition to being an independent public company, our investment strategy will be to optimize investment income without relying on realized investment gains. As a result of this strategy, we expect the yield on our investment portfolio to stabilize, with the potential for increases in a rising interest rate environment. We also will seek to improve our investment yield by continuously evaluating our asset class mix and pursuing additional investment classes.

        Globalization.    Historically, we have derived a majority of our revenues and profits from our operations in the U.S. However, in recent years, our international business has grown and has had an increasing impact on our financial condition and results of operations. For the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001, respectively, 18%, 14% and 14% of our revenues, and 27%, 12% and 11% of our net earnings from continuing operations were generated by our international operations. These increases were largely due to growth in our international mortgage insurance business, and we expect that we will derive an increasing portion of our total revenues and profits from outside the U.S. as our international mortgage insurance business continues to grow. Our European payment protection insurance business also derives revenues in the countries where it offers its products.

        Ongoing operating cost reductions and efficiencies.    We will continually focus on reducing our cost base while maintaining service levels for our customers. We expect to accomplish this in each of our operating units through a wide range of cost management disciplines, including consolidating operations, using low-cost operating locations, reducing supplier costs, leveraging Six Sigma and other process improvement efforts, forming dedicated cost takeout teams and investing in new technology, particularly for web-based, digital end-to-end processes.

  Developments affecting our product lines

        Developments in life insurance.    Regulation XXX, which was adopted by nearly all states as of January 1, 2001, requires insurers to establish additional statutory reserves for term and universal life insurance policies with long-term premium guarantees. In response to this regulation, we have increased term and universal life insurance statutory reserves and changed our premium rates for term and universal life insurance products. We also have been able to improve our returns on equity by implementing pricing, reinsurance and capital management actions in response to Regulation XXX. See "Risk Factors—Regulation XXX may have an adverse effect on our financial condition and results of operations by requiring us to increase our statutory reserves for term life and universal life insurance or incur higher operating costs."

        Developments in long-term care insurance.    We have been experiencing lower lapse rates than we originally anticipated on long-term care insurance policies that we issued prior to the mid-1990s. This has adversely affected our overall claims experience on those policies. Based on our experience with those previously issued policies, we are pricing newly issued long-term care insurance policies to reflect lower lapse rate assumptions that are in accordance with our recent lapse experience. We believe this will improve the overall profitability of our long-term care insurance business.

        Developments in payment protection insurance.    The margins of our payment protection business in the U.K. have decreased in recent years as a result of increased pricing pressure and greater competition from captive insurance arrangements by distributors that provide payment protection insurance directly to their customers. Consistent with our focus on disciplined growth and returns on capital, we are continuing to pursue arrangements that will enable us to achieve our target returns while strengthening our client relationships. In the last several years, our payment protection insurance business has expanded as a result of our strategy to enter additional markets in Continental Europe and to develop new relationships with distributors in those markets. However, we did not renew arrangements with our largest distributor of payment protection insurance (as measured by gross written premiums), a large U.K. bank that accounted for 7.5% of our revenues in the Protection segment during the nine months ended September 30, 2003. Although we expect our revenue to decline over the next few years as existing policies from these less profitable arrangements begin to run off, we believe this will have a favorable effect on our results over the long term as capital is released and redeployed into markets with potential for higher returns.

        Developments in retirement income and investments.    The results of our Retirement Income and Investments segment are affected primarily by interest rate fluctuations and volatile equity markets. For a discussion of these factors, see above under "—Overview—Business trends and conditions—General conditions and trends affecting our businesses."

        Developments in mortgage insurance.    The margins of our U.S. mortgage insurance business have been adversely affected by our ceding a larger portion of our gross premiums to captive mortgage reinsurance subsidiaries established by many of the major mortgage lenders with which we do business. Most large mortgage lenders have developed reinsurance operations that obtain net premium cessions from mortgage insurers of 25% to 40%. In order to increase our return on capital, we decided that, effective January 1, 2004, we generally will not renew, on their existing terms, our existing excess-of-loss risk sharing arrangements with net premium cessions in excess of 25%. We expect that our decision will result in a significant reduction in business from these lenders. In addition, we believe U.S. mortgage insurance growth has been adversely affected by the increased use of simultaneous second mortgages as an alternative to loans requiring private mortgage insurance. The adverse impact of ceding to captive reinsurers and the growth of simultaneous seconds has been offset by the positive impact in recent years of historically low loss ratios due to significant refinancing activity, home price appreciation and low levels of defaults. As a result of this refinancing activity, as of September 30, 2003, approximately 75% of our risk in force had not yet reached its anticipated highest claim frequency years, which is generally between the third and seventh year of the loan. We expect our loss experience on these loans will increase as policies continue to age.

  Separation from GE and related financial arrangements

        Historically, GE has provided a variety of products and services to us, and we have provided various products and services to GE. Prior to the completion of this offering, we will enter into a transition services agreement and various other agreements with GE that, together with a number of existing agreements that will remain in effect following this offering, will govern the relationship between GE and us after this offering. These arrangements are discussed below and described more fully under "Arrangements Between GE and Our Company" and note 17 to our combined financial statements included elsewhere in this prospectus.

  Services received from GE

        Support services and corporate overhead.    GE historically has provided a variety of support services for our businesses, including:

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  customer service, transaction processing and a variety of functional support services provided by GE Capital International Services, or GECIS;

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  employee benefit processing and payroll administration, including relocation, travel, credit card processing and related services;

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  employee training programs, including access to GE training courses;

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  insurance coverage under the GE insurance program;

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  information systems, network and related services;

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  leases for vehicles, equipment and facilities; and

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  other financial advisory services such as tax consulting, capital markets services, research and development activities, and use of trademarks and licenses.

We have reimbursed GE for the costs of providing these services to us. We paid GE a total of $54 million, $74 million and $52 million for these services for the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001, respectively.

        In addition, GE historically has allocated to us a share of its corporate overhead for certain services provided to us, which are not specifically billed to us, including public relations, investor relations, treasury, and internal audit services. Our total expense for this allocation was $37 million, $49 million and $43 million for the nine months ended September 30, 2003 and for the years ended December 31, 2002 and 2001, respectively. We have not reimbursed these amounts to GE, and have recorded them as a capital contribution in each period. Following the completion of this offering, GE will no longer allocate any of its corporate expenses to us.

        GE will continue to provide us with many of the corporate services described above on a transitional basis, after the completion of this offering, and we will arrange to procure other services pursuant to arrangements with third parties or through our own employees. In the case of support services provided by GECIS, we will continue to receive these services pursuant to agreements that will be amended prior to the completion of this offering. For a description of our historical, continuing and new arrangements with GE, see "Arrangements Between GE and Our Company—Relationship with GE." In the aggregate, we expect that our total costs for procuring corporate services that previously had been provided by GE will not materially exceed the amounts we historically have paid to GE for these services, including GE's allocation to us for its corporate overhead. However, we do expect to incur incremental advertising, marketing and legal entity transition expenses to establish a new brand identity, and we also expect to incur compensation expense with respect to the establishment of our new equity plans. In addition, we have obtained direct access to a variety of third-party products and services, including technology licenses, as a result of GE's relationships with those third parties. After our separation from GE, we will negotiate our own arrangements with third-party providers for these products and services, which we believe will not result in increased costs.

        Investment management services.    We have received and will continue to receive investment management services from GE Asset Management Incorporated, or GEAM, a subsidiary of GE, pursuant to agreements that will be amended prior to the completion of this offering. We also will enter into new agreements with GE Asset Management Limited, or GEAML, an affiliate of GEAM, for investment management services in the U.K. Pursuant to the existing, amended and new agreements, the fee charged by GEAM or GEAML, as applicable, is equal to a percentage of the value of the assets under management. This percentage is established annually by agreement between GEAM or GEAML and us and is intended to reflect the cost to GEAM or GEAML of providing its services and, for the agreements with GEAML, at a margin of 5%. For the nine months ended September 30, 2003 and the year ended December 31, 2002, our aggregate costs of managing our investment portfolio were approximately $50 million and $61 million, respectively, which included amounts paid to GEAM, amounts paid to other, non-affiliated investment advisors, and compensation and general and administrative expenses that we incurred directly. We expect our investment management expenses to increase marginally following this offering as a result of the expenses we will incur related to our new investment department, including the transfer of some employees from GEAM to us to manage certain asset classes that GEAM previously managed. See "Arrangements Between GE and Our Company—Relationship with GE—Investment Agreements."

        Reinsurance transactions.    We have from time to time entered into reinsurance agreements with affiliates of GE, principally Employers Reassurance Company and ERC Life Reinsurance Corporation, which we refer to collectively as ERC, under which we have reinsured some of the risks of our insurance policies on terms comparable to those we could obtain from third parties. We have paid premiums to ERC of $30 million, $59 million and $58 million for the nine months ended September 30, 2003 and for the years ended December 31, 2002 and 2001, respectively. See "Business—Reinsurance." The existing reinsurance agreements with GE will remain in force and continue in accordance with their terms following completion of this offering.

        Employee benefit plans.    Historically, we have reimbursed GE for benefits it has provided to our employees under various employee benefit plans, including GE's retirement plan, retiree health and life insurance benefit plans, defined contribution savings plan and life and health insurance benefits through the GE benefit program. We incurred expenses associated with these plans of $93 million, $123 million and $113 million for the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001, respectively. GE will continue to provide these benefits to our employees for so long as GE owns more than 50% of our outstanding common stock. See "Arrangements Between GE and our Company—Employee Matters Agreement" and note 12 to our combined financial statements included elsewhere in this prospectus. In addition to these expenses for which we have reimbursed GE, we have incurred expenses of $6 million, $6 million and $4 million for certain GE stock option and restricted stock unit grants for the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001, respectively. As in the case of the allocation of corporate overhead, we have not reimbursed these amounts to GE, and have recorded them as a capital contribution in each year. After the completion of this offering, we will establish our own equity compensation plans. See "—Equity plans" below.

        Credit arrangements.    Historically, we have had access to funding provided by GE in the form of credit lines, revolving credit agreements and other borrowing arrangements. See "Arrangements between GE and our Company—Historical Related-Party Transactions—Credit arrangements and other amounts due from or owed to GE." In connection with this offering, we intend to enter into new credit arrangements with unaffiliated third-parties. See "—Liquidity and Capital Resources" below.

  Services provided to GE

        Historically we have provided various products and services to GE on terms comparable to those we provide to third-parties. Following the completion of this offering, we expect to continue to provide many of these products and services to GE. See "Arrangements Between GE and Our Company—Historical Related-Party Transactions—Products and services provided to GE."

        In addition, prior to the completion of this offering, we will enter into a series of arrangements with GE pursuant to which we will provide a variety of additional services to GE, including the arrangements discussed below. The following describes the principal impact of those service arrangements on our results of operations:

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  Transition services relating to GE and GEFAHI businesses not acquired by us.  We will provide services to certain of GE's insurance businesses that we will not acquire. These services will include finance, information systems, network services and legal and regulatory support. GE will reimburse us for our costs of providing these services. We will continue to provide these services for a minimum of two years and a maximum of three years in most cases. For the two years following the completion of this offering, GE generally may not terminate any of the services we provide. See "Arrangements Between GE and Our Company—Relationship with GE—Transition Services Agreement."

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  Management consulting services.  We will provide management consulting services to GE for a period of five years. These services will include delivering training, providing consultation and strategic advice with respect to historical and emerging issues, planning and participating in meetings with rating agencies and regulators, participating in government relations activities and various other activities. In consideration for these services, GE will pay us a fee of $1 million per month during the first four years following the offering and $500,000 per month during the fifth year. GE cannot terminate this arrangement before the expiration of the five-year term. See "Arrangements Between GE and Our Company—Relationship with GE—Transition Services Agreement."

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  GIC investment administration services.  We will enter into agreements with affiliates of GE to manage a pool of municipal guaranteed investment contracts issued by GE affiliates. Pursuant to these agreements, we will originate GIC liabilities and advise the affiliates regarding the investment, administration and management of their assets that support those liabilities. Under two of those agreements, we will receive an administration fee of 0.165% per annum of the maximum program size for those affiliates, which was an aggregate of $15 billion as of September 30, 2003. The initial term of these agreements will expire December 31, 2006, and the agreements will be renewable at each affiliate's option for successive one-year periods. The agreements also provide for termination fees in the event of early termination at the option of either affiliate. Under a third agreement with another affiliate, we will receive a management fee of 0.10% per annum of the book value of the investment contracts or similar securities issued by this affiliate, which was $2.98 billion as of September 30, 2003. Unless terminated at the option of this affiliate, the agreement automatically will renew on January 1 of each year for successive terms of one year. In addition, we will receive reimbursement of our operating expenses under each agreement. See "Arrangements Between GE and Our Company—Relationship with GE—Liability and Portfolio Management Agreements."

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  Institutional asset management services.  Prior to the completion of this offering, we offered a broad range of institutional asset management services to third parties. GEAM provided the portfolio management services for this business, and we provided marketing, sales and support services. We will not acquire the institutional asset management services business from GEFAHI, but we will continue to provide services to GEAM and GEFAHI related to this asset management business, including client introduction services, client retention services and compliance support. GEFAHI will pay us a fee of up to $10 million per year for four years to provide these services. The fee will be determined based upon the level of historical sales and third-party assets under management managed by GEAM over the four-year term. The agreement may not be terminated by GEAM or GEFAHI, except for non-performance or in the event that we commence a similar institutional asset management business. See "Arrangements Between GE and Our Company—Relationship with GE—Asset Management Services Agreement."

  Additional arrangements with GE

        In addition to the arrangements described above pursuant to which we and GE will provide services to each other, we also will enter into the following additional arrangements with GE:

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  Tax Matters Agreement.  As a consequence of our separation from GE, and the election we will make with GE to treat that separation as an asset sale under section 338 of the Internal Revenue Code, we expect to realize future tax savings that we otherwise would not realize aggregating approximately $446 million. These future tax savings initially will be recorded on our balance sheet as a $412 million reduction in net deferred income tax liabilities. We are obligated, pursuant to the Tax Matters Agreement with GE, to pay to GE the amount of tax we are projected to save for each tax period as a result of these increased tax benefits. The present value of this obligation to GE is approximately $360 million and this liability will be recorded on our balance sheet as well. These amounts are estimates and will change as the result of a number of factors, including a final determination of the value of our company and its individual assets. However, we have agreed with GE that, with certain exceptions relating to specified contingent benefits and excluding interest on payments we defer, our total payments to GE will not exceed $600 million.

  To the extent that we never realize the anticipated tax savings because we have insufficient taxable income of the appropriate character (or because of a reduction in tax rates), we may, at our option, defer payments until 2029. These deferred payments would bear interest over the term of the deferral at an interest rate of    % per annum, from the time that the payments were scheduled to be made. Similarly, to the extent that we do realize the anticipated tax savings, but we realize them later than anticipated, we may, at our option, defer payments of projected but unrealized tax savings until we realize them. These deferred payments would bear interest over the term of the deferral at an interest rate of    % per annum. We may also, at our option, defer payment of any interest on deferred payments until 2029, in which case it will bear interest at the rate of    % per annum.

  The $52 million difference between the $412 million benefit we will record as the expected future tax savings and the $360 million liability to GE we will record as a liability will be part of our net stockholder's interest. As our obligation to make payments under the tax matters agreement accretes over time, we will record interest expense at a rate of    % per annum. Under the Tax Matters Agreement, GE also will pay certain taxes of our legal entities, other than taxes in respect of the section 338 elections described above, resulting from the various transactions implemented in connection with the separation (other than the reinsurance with UFLIC). We will record these non-recurring taxes as a current tax expense when incurred, and will record GE's payment of the taxes on our behalf as an equity contribution. See "Arrangements Between GE and Our Company—Relationship with GE—Tax Matters Agreement."

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  UFLIC reinsurance arrangements.  Prior to the completion of this offering, we will enter into several significant reinsurance transactions with UFLIC, a wholly-owned subsidiary of GEFAHI. Under the terms of the agreements governing these reinsurance transactions, we will transfer to UFLIC assets equal to the policyholder liabilities related to the ceded blocks of business and will record a reinsurance recoverable asset for the amount of the policyholder liabilities reinsured, except with respect to the in-force liabilities for the variable annuity separate accounts, for which there is no asset transfer. We will continue to have a separate account liability in the amount of the policyholder liabilities related to the separate account assets which we are not transferring to UFLIC. We will remain liable under these contracts and policies as the ceding insurer and, as a result, will continue to carry insurance reserve liabilities for the reinsured policies on our balance sheet. In connection with the Medicare supplement insurance assumed by us, UFLIC will transfer to us cash and other investments, and we will record a reinsurance liability, equal to the policyholder liabilities related to this assumed block of business. Our total reinsurance recoverable for all of our reinsurance arrangements as of September 30, 2003, on an historical and pro forma basis, was $2.3 billion and $18.4 billion, respectively.

  The reinsurance transactions will have the effect of transferring the financial results of the reinsured blocks of business (except for Medicare supplement insurance) from us to UFLIC and the Medicare supplement insurance block of business from UFLIC to us. With respect to the long-term care insurance policies reinsured to UFLIC, we will retain an interest in the future profitability of the block if it exceeds certain thresholds. We also will continue to administer all the policies reinsured by UFLIC, and we will receive an expense allowance to reimburse us for the costs we incur to service these policies. See "Arrangements Between GE and Our Company—Reinsurance Transactions."

  Equity plans

        Our key employees currently participate in a number of GE's equity compensation plans. Before 2002, we recorded compensation expense related to our employees' participation in those plans over the vesting period of the awards based upon their intrinsic value at the grant date. For grants issued after January 1, 2002, we have recognized compensation expense for share-based compensation awards over the vesting period of the awards based upon their fair value at the grant date in accordance with SFAS 123, Accounting for Stock-Based Compensation. We incurred compensation expense of $6 million in 2002 and expect to incur expenses of $9 million, $7 million and $4 million in 2003, 2004 and 2005, respectively, for 2002 and prior awards to our employees' under these plans.

        Upon completion of this offering, we will establish our own equity compensation plans. Under these plans, unvested GE stock options, vested stock options held by our Chairman, President and Chief Executive Officer, GE stock appreciation rights and GE restricted stock units will be canceled and converted into awards of our company, and we also will grant new stock options in our company in connection with this offering. The GE stock options, stock appreciation rights and restricted stock units will be converted based upon a ratio equal to the initial offering price of our common stock, divided by the weighted average stock price of GE common stock for the trading day immediately preceding the date of the completion of this offering. The converted securities, if unvested, generally will continue to vest over their original vesting periods. We anticipate the unvested converted awards will have approximately the same fair value at the date of the conversion as the GE awards being replaced. Consequently, we do not expect to incur any material incremental compensation expense for the unvested converted awards. We will incur additional compensation expense as the result of conversions of vested stock options and issuances of stock options in connection with this offering. For these stock options, we expect to incur a charge to income of approximately $41 million, $36 million, $21 million, $12 million and $5 million in 2004, 2005, 2006, 2007 and 2008, respectively.

  Advertising costs

        We expect to incur aggregate incremental expenses of approximately $35 million in each of 2004 and 2005 on marketing, advertising and legal entity transition expenses, reflecting primarily the additional costs of establishing our new brand throughout our business, including with consumers and sales intermediaries.

  Critical accounting policies

        The accounting policies discussed in this section are those that we consider to be particularly critical to an understanding of our financial statements because their application places the most significant demands on our ability to judge the effect of inherently uncertain matters on our financial results. For all of these policies, we caution that future events rarely develop exactly as forecast, and our management's best estimates may require adjustment.

        Reserves.    We calculate and maintain reserves for the estimated future payment of claims to our policyholders and contractholders based on actuarial assumptions and in accordance with industry practice and U.S. GAAP. Many factors can affect these reserves, including economic and social conditions, inflation, healthcare costs, changes in doctrines of legal liability and damage awards in litigation. Therefore, the reserves we establish are necessarily based on extensive estimates, assumptions and our analysis of historical experience. Our results depend significantly upon the extent to which our actual claims experience is consistent with the assumptions we used in determining our reserves and pricing our products. Our reserve assumptions and estimates require significant judgment and, therefore, are inherently uncertain. We cannot determine with precision that the ultimate amounts that we will pay for actual claims or the timing of those payments will be consistent with our reserve assumptions.

        Insurance reserves differ for long- and short-duration insurance policies and annuity contracts. Measurement of long-duration insurance reserves (such as guaranteed renewable term life, whole life and long-term care insurance policies) is based on approved actuarial methods, but necessarily includes assumptions about expenses, mortality, morbidity, lapse rates and future yield on related investments. Short-duration contracts (such as payment protection insurance) are accounted for based on actuarial estimates of the amount of loss inherent in that period's claims, including losses incurred for which claims have not been reported. Short-duration contract loss estimates rely on actuarial observations of ultimate loss experience for similar historical events.

        Estimates of mortgage insurance reserves for losses and loss adjustment expenses are based on notices of mortgage loan defaults and estimates of defaults that have been incurred but have not been reported by loan servicers, using assumptions of claim rates for loans in default and the average amount paid for loans that result in a claim. As is common accounting practice in the mortgage insurance industry and in accordance with U.S. GAAP, loss reserves are not established for future claims on insured loans that are not currently in default.

        Deferred acquisition costs.    Deferred acquisition costs, or DAC, represents costs, which vary with and are primarily related to the sale and issuance of our insurance policies and investment contracts, that are deferred and amortized over the estimated life of the related insurance policies. These costs include commissions in excess of ultimate renewal commissions, solicitation and printing costs, sales material and some support costs, such as underwriting and contract and policy issuance expenses. DAC is subsequently amortized to income, over the lives of the underlying contracts, in relation to the anticipated recognition of premiums or gross profits.

        The amortization of DAC for traditional long-duration insurance products (including guaranteed renewable term life, life-contingent structured settlements and immediate annuities and long-term care insurance) is determined as a level proportion of premium based on commonly accepted actuarial methods and reasonable assumptions established when the contract or policy is issued about mortality, morbidity, lapse rates, expenses, and future yield on related investments. Amortization for annuity contracts without significant mortality risk and investment and universal life products is based on estimated gross profits and is adjusted as those estimates are revised. The DAC amortization methodology for our variable products (variable annuities and variable universal life insurance) includes a long-term equity market average appreciation assumption of 8.5%. When actual returns vary from the expected 8.5%, we assume a reversion to this mean over a 3- to 12-year period, subject to the imposition of ceilings and floors. The assumed returns over this reversion period are limited to the 85th percentile of historical market performance.

        We regularly review all of these assumptions and periodically test DAC for recoverability. For deposit products, if the current present value of estimated future gross profits is less than the unamortized DAC for a line of business, a charge to income is recorded for additional DAC amortization. For other products, if the benefit reserves plus anticipated future premiums and interest earnings for a line of business are less than the current estimate of future benefits and expenses (including any unamortized DAC), a charge to income is recorded for additional DAC amortization or for increased benefit reserves.

        Unfavorable experience with regard to expected expenses, investment returns, mortality, morbidity, withdrawals or lapses, may cause us to increase the amortization of DAC or to record a charge to increase benefit reserves. In recent years, the portion of estimated product margins required to amortize DAC and PVFP has increased in most lines of our business, with the most significant impact on investment products, primarily as the result of lower investment returns.

        Present value of future profits.    In conjunction with the acquisition of a block of life insurance policies or investment contracts, a portion of the purchase price is assigned to the right to receive future gross profits arising from existing insurance and investment contracts. This intangible asset, called the present value of future profits, or PVFP, represents the actuarially estimated present value of future cash flows from the acquired policies. PVFP is amortized, net of accreted interest, in a manner similar to the amortization of DAC. We regularly review our assumptions and periodically test PVFP for recoverability in a manner similar to our treatment of DAC.

        Goodwill impairment.    Goodwill resulting from acquisitions is tested for impairment at least annually using a fair value approach, which requires the use of estimates and judgment. To the extent the carrying amount of goodwill exceeds its fair value, an impairment charge to income would be recorded.

        Valuation of investment securities.    We obtain values for actively traded securities from external pricing services. For private placement and infrequently traded securities, we obtain quotes from brokers or we estimate values using internally developed pricing models. These models are based upon common valuation techniques and require us to make assumptions regarding credit quality, liquidity and other factors that affect estimated values.

        Impairment of investment securities.    Impairment of investment securities results in a charge to earnings when a market decline in the value of an investment to below cost is other than temporary. We regularly review each investment security for impairment based on criteria that include the extent to which the cost of the investment exceeds its market value, the length of time that the market value of the investment has been reduced, our ability to hold until recovery and the financial health of and specific prospects for the issuer of the security. We actively perform comprehensive market research, monitor market conditions and segment our investments by credit risk in order to minimize impairment risks. See "Business—Risk Management" and "Business—Investments."

Recent Developments

        Dividend.    On December 15, 2003, GEFAHI paid a dividend of $2.93 billion to its parent, GEI, Inc. This amount includes the distribution of proceeds from the sale of our Japanese life insurance and domestic auto and homeowners' insurance businesses, which closed on August 29, 2003, and pre-closing dividends from those businesses. The balance of this dividend was from funds from operations paid to us as dividends by our insurance subsidiaries, primarily from our mortgage insurance subsidiaries.

        Tax and loss bonds.    The Internal Revenue Code permits us to take tax deductions for additions to our U.S. statutory contingency reserves, which we are required to maintain in our mortgage insurance business, provided that we purchase non-interest bearing tax and loss bonds from the U.S. government in an amount equal to the tax benefit of the deduction. The tax and loss bonds mature ten years after issuance or may be redeemed before maturity at our option, in either case triggering taxable income.

The maturity or redemption has no impact on net earnings under U.S. GAAP because of the inclusion on our balance sheet of a deferred tax liability that we established upon purchasing the bonds. However, maturity or voluntary redemption does trigger current income for income tax purposes and does have an impact on our cash flows. We redeemed all our remaining tax and loss bonds in December 2003, thereby triggering income for income tax purposes of $686 million and resulting in a cash obligation of $240 million payable to GE under the terms of our existing tax sharing agreements with GE.

        Non-recourse funding obligations.    On December 16, 2003, River Lake Insurance Company, a wholly-owned captive reinsurance company of our company, issued an additional $300 million of non-recourse funding obligations, to fund additional statutory reserves required by Regulation XXX. These obligations bear a floating rate of interest and mature in 2033. Principal and interest payments on these obligations is guaranteed by a third-party insurance company. In the event that payment cannot be made by River Lake Insurance Company on either principal or interest for any reason, the third-party insurance company is required to make these payments. Under no circumstances can the noteholders require repayment from us or any of our subsidiaries, other than River Lake Insurance Company, the direct issuer of the notes.

Historical Combined and Pro Forma Results of Operations

        The following table sets forth our historical combined and pro forma results of operations. This information should be read in conjunction with the additional information regarding our results of operations by segment set forth under "—Historical Combined and Pro Forma Results of Operations by Segments."

        The pro forma financial information reflects our historical results of operations as adjusted to reflect the various adjustments described under "Selected Historical and Pro Forma Financial Information." The pro forma financial information principally reflects the exclusion from our results of operations of the structured settlement, variable annuity and long-term care insurance in-force blocks that we will cede to UFLIC in connection with the reinsurance transactions; the exclusion from our results of operations of certain businesses, including the Affinity segment, and other assets and liabilities of GEFAHI that will not be transferred to us in connection with our corporate reorganization; and the inclusion in our results of operations of incremental interest expense associated with the consideration, including the $600 million of our Equity Units, $100 million of our Series A Preferred Stock and the $2.4 billion Short-term Intercompany Note, to be issued to GEFAHI in connection with our corporate reorganization. Pro forma total revenues and total benefits and expenses decreased for each pro forma period presented primarily as a result of the exclusion of revenues and expenses related to the reinsured products and the Affinity segment.

	Historical					Pro forma
	Nine months ended September 30,		Years ended December 31,			Nine months ended September 30,	Year ended December 31,
	2003	2002	2002	2001	2000	2003	2002
(Dollar amounts in millions)
Revenues:
Premiums	$4,937	$4,496	$6,107	$6,012	$5,233	$4,601	$5,644
Net investment income	2,999	2,972	3,979	3,895	3,678	2,304	3,027
Net realized investment gains (losses)	(29)	41	204	201	262	(10)	257
Policy fees and other income	700	705	939	993	1,053	423	534

Total revenues	8,607	8,214	11,229	11,101	10,226	7,318	9,462

Benefits and expenses:
Benefits and other changes in policy reserves	3,777	3,402	4,640	4,474	3,586	3,030	3,643
Interest credited	1,215	1,229	1,645	1,620	1,456	1,047	1,408
Underwriting, acquisition and insurance expenses, net of deferrals	1,515	1,393	1,808	1,823	1,813	1,267	1,427
Amortization of deferred acquisition costs and intangibles	935	860	1,221	1,237	1,394	784	995
Interest expense	94	94	124	126	126	94	115

Total benefits and expenses	7,536	6,978	9,438	9,280	8,375	6,222	7,588

Earnings from continuing operations before income taxes	1,071	1,236	1,791	1,821	1,851	1,096	1,874
Provision for income taxes	322	254	411	590	576	332	452

Net earnings from continuing operations	$749	$982	$1,380	$1,231	$1,275	$764	$1,422

  Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

        Premiums.    Our premiums consist primarily of premiums earned on individual life, long-term care, group life and health and payment protection insurance policies, income annuities and structured settlements with life contingencies, variable life insurance policies, and mortgage insurance policies. Premiums increased $441 million, or 10%, to $4,937 million for the nine months ended September 30, 2003 from $4,496 million for the nine months ended September 30, 2002. This increase was primarily the result of a $376 million increase in our Protection segment, a $51 million increase in our Retirement Income and Investments segment, and a $15 million increase in our Mortgage Insurance segment. The increase in our Protection segment was primarily attributable to increases in payment protection insurance and long-term care insurance premiums. The increase in our Retirement Income and Investments segment was primarily attributable to an increase in life-contingent structured settlement premiums, offset in part by a decrease in life-contingent income annuities. The increase in our Mortgage Insurance segment was primarily attributable to an increase in international mortgage insurance premiums, offset in part by a decrease in U.S. mortgage insurance premiums.

        Net investment income.    Net investment income represents the income earned on our investments. Net investment income increased $27 million, or 1%, to $2,999 million for the nine months ended

September 30, 2003 from $2,972 million for the nine months ended September 30, 2002. This increase in net investment income was primarily the result of an $8,098 million, or 12%, increase in average invested assets. This increase was offset in part by a decrease in weighted average investment yields, primarily attributable to investments in the U.S., to 5.2% for the nine months ended September 30, 2003 from 5.8% for the nine months ended September 30, 2002.

        Net realized investment gains (losses).    Net realized investment gains (losses) consist of gross realized investment gains and gross realized investment (losses), including charges related to impairments. Net realized investment gains (losses) decreased $70 million to $(29) million for the nine months ended September 30, 2003 from $41 million for the nine months ended September 30, 2002. For the nine months ended September 30, 2003, gross realized gains and (losses) were $392 million and $(421) million, respectively. The realized gains for the nine months ended September 30, 2003 included a $43 million gain from a securitization of certain financial assets. Realized losses for the nine months ended September 30, 2003 included $211 million of impairments that were primarily attributable to fixed-maturity and equity securities. For the nine months ended September 30, 2002, gross realized gains and (losses) were $694 million and $(653) million, respectively. The realized gains for the nine months ended September 30, 2002 included $29 million from a securitization of certain financial assets. Realized losses for the nine months ended September 30, 2002 included $261 million of impairments, primarily attributable to fixed-maturity and equity securities that included $83 million of impairments on securities issued by WorldCom Inc. and its affiliates.

        Policy fees and other income.    Policy fees and other income consist primarily of cost of insurance and surrender charges assessed on universal life insurance policies, fees assessed against policyholder and contractholder account values, and commission income. Policy fees and other income decreased $5 million, or 1%, to $700 million for the nine months ended September 30, 2003 from $705 million for the nine months ended September 30, 2002. This decrease was the result of a $16 million decrease in our Retirement Income and Investments segment, a $12 million decrease in our Protection segment, and a $12 million decrease in the Affinity segment, offset in part by a $22 million increase in our Corporate and Other segment and a $13 million increase in our Mortgage Insurance segment. The decrease in our Retirement Income and Investments segment was primarily attributable to a decrease in fee income on variable annuities. The decrease in our Protection segment was primarily attributable to a decrease in administrative fees from our group life and health insurance business. The decrease in the Affinity segment was primarily attributable to the decision to discontinue certain products and distribution relationships that did not meet our target return thresholds. The increase in our Corporate and Other segment was primarily attributable to interest income resulting from the consolidation of two off-balance-sheet entities in our financial statements in connection with our adoption of FASB Interpretation 46 ("FIN 46"), Consolidation of Variable Interest Entities, beginning in the third quarter of 2003. The increase in our Mortgage Insurance segment was primarily attributable to higher contract underwriting fees related to increased refinancing activity in the U.S.

        Benefits and other changes in policy reserves.    Benefits and other changes in policy reserves consist primarily of reserve activity related to current claims and future policy benefits on life, long-term care, group life and health and payment protection insurance policies, structured settlements and income annuities with life contingencies and claim costs incurred related to mortgage insurance products. These costs increased $375 million, or 11%, to $3,777 million for the nine months ended September 30, 2003 from $3,402 million for the nine months ended September 30, 2002. The increase was primarily the result of a $224 million increase in our Protection segment, a $101 million increase in our Retirement Income and Investments segment and a $62 million increase in our Mortgage Insurance segment. The increase in our Protection segment was primarily attributable to an increase in changes in policy reserves for long-term care insurance and payment protection insurance, offset in part by a decrease in life insurance benefits. The increase in our Retirement Income and Investments segment was primarily attributable to an increase in changes in policy reserves for structured settlements, offset in part by a decrease in changes in policy reserves for income annuities. The increase in our Mortgage Insurance segment was primarily attributable to a higher number of loans in default.

        Interest credited.    Interest credited represents interest credited on behalf of policyholder and contractholder general account balances. Interest credited decreased $14 million, or 1%, to $1,215 million for the nine months ended September 30, 2003 from $1,229 million for the nine months ended September 30, 2002. This decrease was primarily the result of a $19 million decrease in our Retirement Income and Investments segment that was primarily attributable to lower credited rates on GICs and funding agreements, offset in part by an increase in interest credited resulting from more variable annuity policyholders selecting the fixed account option on their contracts, on which we credit interest. The decrease in interest credited was also the result of a reduction in our weighted average crediting rates to 3.3% for the nine months ended September 30, 2003 from 3.6% for the nine months ended September 30, 2002.

        Underwriting, acquisition and insurance expenses, net of deferrals.    Underwriting, acquisition and insurance expenses, net of deferrals, represent costs and expenses related to the acquisition and ongoing maintenance of insurance and investment contracts, including commissions, policy issue expenses and other underwriting and general operating costs. These costs and expenses are net of amounts that are capitalized and deferred, which are primarily costs and expenses that vary with, and are primarily related to, the acquisition of insurance and investment contracts, such as first year commissions in excess of ultimate renewal commissions and other policy issue expenses. These expenses increased $122 million, or 9%, to $1,515 million for the nine months ended September 30, 2003 from $1,393 million for the nine months ended September 30, 2002. This increase was primarily the result of a $69 million increase in our Mortgage Insurance segment, a $47 million increase in our Corporate and Other segment, and a $46 million increase in our Protection segment, offset in part by a $36 million decrease in the Affinity segment. The increase in our Mortgage Insurance segment was primarily attributable to higher U.S. contract underwriting expenses associated with increased refinancing activity, higher contract underwriting reserves and continued investment in our international mortgage insurance business. The increase in our Corporate and Other segment was primarily attributable to an increase in reserves for a class action litigation settlement. The increase in our Protection segment was primarily attributable to growth of the payment protection insurance in-force block. The decrease in the Affinity segment was primarily attributable to cost saving initiatives that reduced compensation and benefits and other general expenses.

        Amortization of deferred acquisition costs and intangibles.    Amortization of deferred acquisition costs and intangibles consists primarily of the amortization of acquisition costs that are capitalized and PVFP and, for years prior to 2002, goodwill. Amortization increased $75 million, or 9%, to $935 million for the nine months ended September 30, 2003 from $860 million for the nine months ended September 30, 2002. This increase was primarily the result of a $116 million increase in our Protection segment, offset in part by a $19 million decrease in our Retirement Income and Investments segment and an $18 million decrease in the Affinity segment. The increase in our Protection segment was primarily attributable to growth of the payment protection insurance in-force block. The decrease in our Retirement Income and Investments segment was primarily attributable to greater persistency in fixed annuities and the impact of accelerated amortization in 2002 due to lower equity valuations of assets in our variable annuity separate accounts. The decrease in the Affinity segment was primarily attributable to lower production which reduced deferrable expenses, resulting from our decision to discontinue certain products and distribution relationships and the implementation of cost saving initiatives.

        Interest expense.    Interest expense was constant at $94 million for the nine months ended September 30, 2003 and 2002.

        Provision for income taxes.    Provision for income taxes increased $68 million, or 27%, to $322 million for the nine months ended September 30, 2003 from $254 million for the nine months ended September 30, 2002. The effective tax rate was 30.1% and 20.6% for the nine months ended September 30, 2003 and 2002, respectively. This increase in effective tax rate was primarily the result of a $127 million decrease in income tax expense for the nine months ended September 30, 2002 that was attributable to a favorable settlement with the Internal Revenue Service related to the treatment of certain reserves for obligations to policyholders on life insurance contracts. Excluding the effect of this item, our effective tax rate would have been 30.1% and 30.8% for the nine months ended September 30, 2003 and 2002, respectively.

        Net earnings from continuing operations.    Net earnings from continuing operations decreased by $233 million, or 24%, to $749 million for the nine months ended September 30, 2003 from $982 million for the nine months ended September 30, 2002. This decrease was primarily the result of a reduction in net realized investment gains (losses) and the impact of a favorable settlement with the Internal Revenue Service in 2002. The decline in net earnings from continuing operations reflects decreases in segment net earnings in our Protection, Retirement Income and Investments, Mortgage Insurance and Corporate and Other segments, offset in part by increased segment net earnings in the Affinity segment.

  Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Premiums.    Premiums increased $95 million, or 2%, to $6,107 million for the year ended December 31, 2002 from $6,012 million for the year ended December 31, 2001. This increase was primarily the result of a $173 million increase in our Protection segment, offset in part by a $39 million decrease in the Affinity segment, a $32 million decrease in our Retirement Income and Investments segment and a $21 million decrease in our Mortgage Insurance segment. The increase in our Protection segment was primarily attributable to increases in long-term care insurance and payment protection insurance premiums, offset in part by a decrease in life insurance premiums. The decrease in the Affinity segment was primarily attributable to the decision to discontinue certain products and distribution relationships that did not meet our target return thresholds. The decrease in our Retirement Income and Investment segment was primarily attributable to a decrease in premiums from life-contingent structured settlements, offset in part by an increase in premiums from income annuities. The decrease in our Mortgage Insurance segment was primarily attributable to a decrease in premiums from our U.S. mortgage insurance business, offset in part by an increase in premiums from our international mortgage insurance business.

        Net investment income.    Net investment income increased $84 million, or 2%, to $3,979 million for the year ended December 31, 2002 from $3,895 million for the year ended December 31, 2001. This increase was primarily the result of an increase of $8,802 million, or 15%, in average invested assets. This increase was offset in part by a decrease in our weighted average investment yields, primarily attributable to investments in the U.S., to 5.8% for the year ended December 31, 2002 from 6.5% for the year ended December 31, 2001.

        Net realized investment gains (losses).    Net realized investment gains (losses) increased $3 million, or 1%, to $204 million for the year ended December 31, 2002 from $201 million for the year ended December 31, 2001. For the year ended December 31, 2002, gross realized gains and (losses) were $790 million and $(586) million, respectively. The realized gains for the year ended December 31, 2002 included $29 million attributable to a securitization of certain financial assets. Realized losses for the year ended December 31, 2002 included $343 million of impairments, primarily attributable to fixed-maturity and equity securities that included $83 million of impairments on securities issued by WorldCom Inc. and its affiliates. For the year ended December 31, 2001, gross realized gains and (losses) were $814 million and $(613) million, respectively. The realized gains for the year ended

December 31, 2001 included $145 million attributable to a securitization of certain financial assets. Realized losses for the year ended December 31, 2001 included $289 million of impairments, primarily attributable to fixed-maturity and equity securities that included $80 million of impairments on securities issued by Enron Corp.

        Policy fees and other income.    Policy fees and other income decreased $54 million, or 5%, to $939 million for the year ended December 31, 2002 from $993 million for the year ended December 31, 2001. This decrease was primarily the result of a $56 million decrease in the Affinity segment and a $28 million decrease in our Protection segment, offset in part by a $27 million increase in our Retirement Income and Investments segment. The decrease in the Affinity segment was primarily attributable to our decision to discontinue certain products and distribution relationships that did not meet our target return thresholds. The decrease in our Protection segment was primarily attributable to a return to a normal level of policy fees in 2002 following the recognition in 2001 of deferred policy fees resulting from the favorable mortality experience in certain universal life insurance products. The increase in our Retirement Income and Investments segment was attributable to the acquisition of a small asset management company at the end of 2001, offset in part by a decrease in fee income on variable annuity products.

        Benefits and other changes in policy reserves.    Benefits and other changes in policy reserves increased $166 million, or 4%, to $4,640 million for the year ended December 31, 2002 from $4,474 million for the year ended December 31, 2001. This increase was primarily the result of a $250 million increase in our Protection segment and a $33 million increase in our Retirement Income and Investments segment, offset in part by a $104 decrease in our Mortgage Insurance segment. The increase in our Protection segment was primarily attributable to increases in changes in policy reserves for long-term care insurance and payment protection insurance. The increase in the Retirement Income and Investments segment was primarily attributable to an increase in changes in policy reserves for income annuities, offset in part by a decrease in changes in policy reserves for structured settlements. The decrease in our Mortgage Insurance segment was primarily attributable to a lower number of loans in default and favorable loss development on prior-year reserves.

        Interest credited.    Interest credited increased $25 million, or 2%, to $1,645 million for the year ended December 31, 2002 from $1,620 million for the year ended December 31, 2001. This increase was primarily the result of a $20 million increase in our Protection segment that was primarily attributable to increased policyholder account balances in universal life and corporate-owned life insurance products. The increase in interest credited was also the result of a $5 million increase in our Retirement Income and Investments segment that was primarily attributable to an increase in policyholder accounts attributable to higher sales of annuity products. These increases were offset in part by a reduction in our weighted average crediting rates attributable to the lower interest rate environment to 3.6% for the year ended December 31, 2002 from 4.0% for the year ended December 31, 2001.

        Underwriting, acquisition and insurance expenses, net of deferrals.    Underwriting, acquisition and insurance expenses, net of deferrals, decreased $15 million, or 1%, to $1,808 million for the year ended December 31, 2002 from $1,823 million for the year ended December 31, 2001. This decrease was primarily the result of a $113 million decrease in our Protection segment and a $8 million decrease in the Affinity segment, offset in part by a $53 million increase in our Mortgage Insurance segment, a $34 million increase in our Retirement Income and Investments segment, and a $19 million increase in our Corporate and Other segment. The decrease in our Protection segment was primarily attributable to a decrease in periodic payment protection insurance products resulting in lower current expense; a major customer's decision to underwrite its own payment protection insurance policies; and reduced expenses associated with a discontinued block of accident and health insurance policies in our long-term care insurance business. The decrease in the Affinity segment was primarily attributable to reduced compensation and benefits and other cost-saving initiatives. The increase in our Mortgage Insurance segment was primarily attributable to growth in our international mortgage insurance business, increased expenses in the U.S. due to increased underwriting volume from higher refinancing activity, and the impact of a decrease in reserves for U.S. contract underwriting indemnifications in 2001. The increase in our Retirement Income and Investments segment was primarily attributable to the operations of a small asset management company acquired at the end of 2001. The increase in our Corporate and Other segment was primarily attributable to costs incurred to close certain facilities resulting from relocations to Richmond, Virginia.

        Amortization of deferred acquisition costs and intangibles.    Amortization of deferred acquisition costs and intangibles decreased $16 million, or 1%, to $1,221 million for the year ended December 31, 2002 from $1,237 million for the year ended December 31, 2001. This decrease was primarily the result of a $40 million decrease in the Affinity segment and a $12 million decrease in our Mortgage Insurance segment, offset in part by a $29 million increase in our Retirement Income and Investments segment and a $7 million increase in our Protection segment. The decrease in the Affinity segment was primarily attributable to an adjustment in the fourth quarter of 2002 to reflect actual membership lapse rates as compared with the lapse rates projected at the time of purchase. The decrease in our Mortgage Insurance segment was primarily attributable to discontinuation of goodwill amortization in accordance with SFAS 142. The increase in our Retirement Income and Investments segment was primarily attributable to accelerated amortization of deferred acquisition costs for variable annuity products associated with the decrease in asset values resulting from declines in the equity markets. The increase in our Protection segment was primarily attributable to growth in the payment protection insurance in-force block, offset in part by the discontinuation of amortization of goodwill in accordance with SFAS 142 and a decrease associated with the amortization for PVFP of the block of long-term care insurance reinsured from Travelers.

        Interest expense.    Interest expense decreased $2 million, or 2%, to $124 million for the year ended December 31, 2002 from $126 million for the year ended December 31, 2001. This decrease was primarily the result of lower interest rates on borrowings, offset in part by higher average borrowings.

        Provision for income taxes.    Provision for income taxes decreased $179 million, or 30%, to $411 million for the year ended December 31, 2002 from $590 million for the year ended December 31, 2001. The effective tax rate was 22.9% and 32.4% for the years ended December 31, 2002 and 2001, respectively. This decrease in effective tax rate was primarily the result of a $152 million decrease in income tax expense for the year ended December 31, 2002 that was attributable to a favorable settlement with the Internal Revenue Service related to the treatment of certain reserves for obligations to policyholders on life insurance contracts. Excluding the effect of this item, our effective tax rate would have been 31.4% and 32.4% for the years ended December 31, 2002 and 2001, respectively. The decrease was also the result of our discontinuation of goodwill amortization in accordance with SFAS 142.

        Net earnings from continuing operations.    Net earnings from continuing operations increased by $149 million, or 12%, to $1,380 million for the year ended December 31, 2002 from $1,231 million for the year ended December 31, 2001. This increase was primarily the result of the lower provision for income taxes primarily attributable to the favorable settlement with the Internal Revenue Service. The increase in net earnings from continuing operations reflects increases in segment net earnings in our Protection, Mortgage Insurance and Corporate and Other segments, offset in part by decreases in segment net earnings in our Retirement Income and Investments and Affinity segments.

  Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

        Premiums.    Premiums increased $779 million, or 15%, to $6,012 million for the year ended December 31, 2001 from $5,233 million for the year ended December 31, 2000. This increase was primarily the result of a $434 million increase in our Retirement Income and Investments segment, a $377 million increase in our Protection segment and a $31 million increase in our Mortgage Insurance segment, offset in part by a $40 million decrease in the Affinity segment and a $23 million decrease in our Corporate and Other segment. The increase in our Retirement Income and Investments segment was primarily attributable to increases in premiums from life-contingent structured settlements and income annuities. The increase in our Protection segment was primarily attributable to increases in long-term care insurance, group life and health insurance and life insurance premiums, offset in part by a decrease in payment protection insurance premiums. The increase in our Mortgage Insurance segment was primarily attributable to an increase in international mortgage insurance premiums and the impact of a write-off in 2000 of pre-paid premiums from U.S. pool reinsurance. The decrease in the Affinity segment was primarily attributable to lower premiums in most of its product lines. The decrease in our Corporate and Other segment was primarily attributable to a decrease in premiums of our Bermuda reinsurer and discontinuation of the auto warranty business of our Bermuda reinsurer, offset in part by higher premiums from our Mexican auto insurer.

        Net investment income.    Net investment income increased $217 million, or 6%, to $3,895 million for the year ended December 31, 2001 from $3,678 million for the year ended December 31, 2000. This increase was primarily the result of an increase of $7,021 million, or 13%, in average invested assets. This increase in net investment income was offset in part by a decrease in our weighted average yields to 6.5% for the year ended December 31, 2001 from 6.9% for the year ended December 31, 2000.

        Net realized investment gains (losses).    Net realized investment gains (losses) decreased $61 million, or 23%, to $201 million for the year ended December 31, 2001 from $262 million for the year ended December 31, 2000. For the year ended December 31, 2001, gross realized gains and (losses) were $814 million and $(613) million, respectively. The realized gains for the year ended December 31, 2001 included $145 million attributable to a securitization of certain financial assets. Realized losses for the year ended December 31, 2001 included $289 million of impairments, primarily attributable to fixed-maturity and equity securities including $80 million of impairments on securities issued by Enron Corp. For the year ended December 31, 2000, gross realized gains and (losses) were $458 million and $(196) million, respectively. The realized gains for the year ended December 31, 2000 included $67 million attributable to a securitization of certain financial assets. Realized losses for the year ended December 31, 2000 included $77 million of impairments that were primarily attributable to fixed-maturity and equity securities.

        Policy fees and other income.    Policy fees and other income decreased $60 million, or 6%, to $993 million for the year ended December 31, 2001 from $1,053 million for the year ended December 31, 2000. This decrease was primarily the result of an $79 million decrease in the Affinity segment and a $33 million decrease in our Retirement Income and Investments segment, offset in part by a $37 million increase in our Protection segment and an $18 million increase in our Mortgage Insurance segment. The decrease in the Affinity segment was primarily attributable to the December 2000 bankruptcy of a large marketing partner, Montgomery Ward. The decrease in our Retirement Income and Investments segment was primarily attributable to a decrease in fee income on variable annuities and a reduction in surrender fee and other income on fixed annuities. The increase in our Protection segment was primarily attributable to an increase in policy fees associated with the recognition in 2001 of deferred policy fees resulting from the favorable mortality experience in certain universal life insurance products and our full year ownership in 2001 of Phoenix American Life which we acquired in April 2000, offset in part by a decrease in policy fees associated with discontinued accident and health insurance products in our long-term care insurance business. The increase in our Mortgage Insurance segment was primarily attributable to increased fees from U.S. contract underwriting services.

        Benefits and other changes in policy reserves.    Benefits and other changes in policy reserves increased $888 million, or 25%, to $4,474 million for the year ended December 31, 2001 from $3,586 million for the year ended December 31, 2000. This increase was primarily the result of a $427 million increase in our Retirement Income and Investments segment, a $391 million increase in our Protection segment and a $94 million increase in our Mortgage Insurance segment. The increase in our Retirement Income and Investments segment was primarily attributable to an increase in changes in policy reserves for structured settlements and life-contingent annuities. The increase in our Protection segment was primarily attributable to an increase in benefits associated with our full year ownership in 2001 of Phoenix American Life and of the long-term care insurance block we reinsured from Travelers and to an increase in changes in policy reserves associated with growth of the group life and health insurance in-force block and the aging of the in-force long-term care insurance block. The increase in our Mortgage Insurance segment was primarily attributable to a higher number of loans in default.

        Interest credited.    Interest credited increased $164 million, or 11%, to $1,620 million for the year ended December 31, 2001 from $1,456 million for the year ended December 31, 2000. This increase was primarily the result of a $156 million increase in our Retirement Income and Investments segment that was attributable to a larger in-force block of annuity products. The increase was also the result of an $8 million increase in our Protection segment that was primarily attributable to increased policyholder account balances in universal life and corporate-owned life insurance products. These increases were offset in part by a decline in our weighted average crediting rates to 4.0% for the year ended December 31, 2001 from 4.1% for the year ended December 31, 2000.

        Underwriting, acquisition and insurance expenses, net of deferrals.    Underwriting, acquisition and insurance expenses, net of deferrals increased $10 million, or 1%, to $1,823 million for the year ended December 31, 2001 from $1,813 million for the year ended December 31, 2000. This increase was primarily the result of a $67 million increase in our Protection segment, $41 million increase in our Retirement Income and Investments segment and a $7 million increase in our Corporate and Other Segment, offset in part by a $91 million decrease in the Affinity segment and a $14 million decrease in our Mortgage Insurance segment. The increase in our Protection segment was primarily attributable to our full year ownership in 2001 of Phoenix American Life and of the long-term care insurance block reinsured from Travelers, offset in part by a major customer's decision to underwrite its own payment protection insurance. The increase in our Retirement Income and Investments segment was primarily attributable to a reduction in deferrals of acquisition costs resulting from lower sales of variable annuities with bonus features. The increase in our Corporate and Other segment was primarily attributable to the write-down of an investment in a facility. The decrease in the Affinity segment was primarily attributable to the impact of charges recorded in 2000 associated with the December 2000 bankruptcy of Montgomery Ward. The decrease in our Mortgage Insurance segment was primarily attributable to decreases in reserves associated with favorable development on prior-year reserves for U.S. contract underwriting indemnification and decreased expenses from the sale and liquidation of businesses, offset in part by an increase in U.S. expenses associated with higher refinancing activity and from continuing growth in our international mortgage business.

        Amortization of deferred acquisition costs and intangibles.    Amortization of deferred acquisition costs and intangibles decreased $157 million, or 11%, to $1,237 million for the year ended December 31, 2001 from $1,394 million for the year ended December 31, 2000. This decrease was primarily the result of an $83 million decrease in the Affinity segment and a $56 million decrease in our Protection segment. The decrease in the Affinity segment was primarily attributable to the lower amortization of PVFP, as well as the impact of a write-down of the existing balance of deferred acquisition costs as a result of the Montgomery Ward bankruptcy in 2000. The decrease in our Protection segment was primarily attributable to a decrease in the payment protection insurance in-force block and a major customer's decision to underwrite its own payment protection insurance, offset in part by an increase in amortization of deferred acquisition costs and intangibles attributable to our full year ownership in 2001 of Phoenix American Life which we acquired in April 2000 and of the long-term care insurance block reinsured from Travelers in July 2000.

        Interest expense.    Interest expense was constant at $126 million for the years ended December 31, 2001 and 2000.

        Provision for income taxes.    Provision for income taxes increased $14 million, or 2%, to $590 million for the year ended December 31, 2001 from $576 million for the year ended December 31, 2000. The effective tax rate was 32.4% and 31.1% for the years ended December 31, 2001 and 2000, respectively. This increase in effective tax rate was primarily the result of decreases in state and local tax benefits in 2001 and the impact of foreign tax loss and dividend benefits in 2000.

        Net earnings from continuing operations.    Net earnings from continuing operations decreased by $44 million, or 3%, to $1,231 million for the year ended December 31, 2001 from $1,275 million for the year ended December 31, 2000. This decrease was primarily the result of the decline in net realized investment gains (losses). The decline in net earnings from continuing operations reflects decreases in segment net earnings in our Retirement Income and Investments and Corporate and Other segments, offset in part by increases in segment net earnings in our Protection, Mortgage Insurance and Affinity segments.

Historical Combined and Pro Forma Results of Operations by Segment

        Set forth below is historical combined financial information for each of our operating segments after the completion of this offering (Protection, Retirement Income and Investments and Mortgage Insurance), together with our Corporate and Other segment and the Affinity segment. Set forth below also is pro forma financial information for our Protection, Retirement Income and Investments, Mortgage Insurance and Corporate and Other segments. The pro forma financial information for the Mortgage Insurance segment reflects an adjustment to its financial position to remove assets and liabilities that will not be transferred to us in connection with our corporate reorganization. We have not reflected an adjustment to the unaudited pro forma earnings information for the Mortgage Insurance segment to exclude income or expenses related to those assets and liabilities. Pro forma financial information is not provided for the Affinity segment because we will not be acquiring that segment from GEFAHI. All pro forma segment information is calculated on the same basis as the segment information presented in our audited historical combined financial statements. See note 22 to our audited historical combined financial statements included elsewhere in this prospectus.

        Management regularly reviews the performance of each of our operating segments based on the after-tax net earnings (loss) of the segment, which excludes: (i) net realized investment gains (losses), (ii) interest expense and other debt financing expenses that are incurred at our holding company level, (iii) amounts reserved for the settlement in principle of the class action litigation relating to sales practices in our life insurance business and (iv) advertising and marketing costs and severance and restructuring charges. Although these excluded items are significant to our consolidated financial performance, we believe that the presentation of segment net earnings (loss) enhances our understanding and assessment of the results of operations of our operating segments by highlighting net earnings (loss) attributable to the normal, recurring operations of our business. However, segment net earnings (loss) is not a substitute for net income determined in accordance with U.S. GAAP.

	Historical					Pro forma
	Nine months ended September 30,		Years ended December 31,			Nine months ended September 30,	Year ended December 31,
	2003	2002	2002	2001	2000	2003	2002
(Dollar amounts in millions)
Revenues by segment:
Protection	$4,572	$4,159	$5,605	$5,443	$4,917	$4,374	$5,316
Retirement Income and Investments	2,792	2,769	3,756	3,721	3,137	2,122	2,819
Mortgage Insurance	720	705	946	965	895	720	946
Affinity	431	445	588	687	817	—	—
Corporate and Other	92	136	334	285	460	102	381

Total revenues	$8,607	$8,214	$11,229	$11,101	$10,226	$7,318	$9,462

Segment net earnings (loss):
Protection	$392	$393	$554	$538	$492	$405	$541
Retirement Income and Investments	128	149	186	215	250	136	202
Mortgage Insurance	292	364	451	428	414	292	451
Affinity	15	(1)	(3)	24	(13)	—	—
Corporate and Other	(78)	77	192	26	132	(69)	228

Total segment net earnings (loss)	$749	$982	$1,380	$1,231	$1,275	$764	$1,422

Total assets by segment (as of the period ended):
Protection	$28,610		$27,104	$24,647	$22,330	$28,603
Retirement Income and Investments	55,375		53,624	50,512	57,141	54,754
Mortgage Insurance	6,098		6,066	5,830	5,392	6,055
Affinity	2,406		2,317	2,211	2,237	—
Corporate and Other	10,879		28,246	20,798	12,476	10,461

Total assets	$103,368		$117,357	$103,998	$99,576	$99,873

  Protection segment

        The following table presents the historical and pro forma results of operations relating to our Protection segment. The pro forma financial information reflects adjustments to give effect to the reinsurance transactions in which we will cede to UFLIC a block of long-term care insurance policies that we reinsured from Travelers in 2000 and we will assume from UFLIC in-force blocks of Medicare supplement insurance policies. There were no pro forma adjustments to policy fees and other income, interest credited or interest expense because the long-term care insurance policies we will cede to UFLIC, and the Medicare supplement insurance polices UFLIC will cede to us, in connection with the reinsurance transactions do not generate such fees, interest credited or interest expense. Pro forma total revenues and total benefits and expenses decreased for each pro forma period presented primarily as a result of exclusion of revenues and benefits and expenses related to the reinsured long-term care insurance policies.

	Historical					Pro forma
	Nine months ended September 30,		Years ended December 31,			Nine months ended September 30,	Year ended December 31,
	2003	2002	2002	2001	2000	2003	2002
(Dollar amounts in millions)
Revenues:
Premiums	$3,407	$3,031	$4,088	$3,915	$3,538	$3,258	$3,872
Net investment income	894	845	1,136	1,119	1,007	845	1,063
Policy fees and other income	271	283	381	409	372	271	381

Total revenues	4,572	4,159	5,605	5,443	4,917	4,374	5,316

Benefits and expenses:
Benefits and other changes in policy reserves	2,192	1,968	2,630	2,380	1,989	2,007	2,399
Interest credited	275	270	362	342	334	275	362
Underwriting, acquisition and insurance expenses, net of deferrals	813	767	930	1,043	976	792	895
Amortization of deferred acquisition costs and intangibles	689	573	846	839	895	677	844
Interest expense	1	—	—	—	—	1	—

Total benefits and expenses	3,970	3,578	4,768	4,604	4,194	3,752	4,500

Earnings before income taxes	602	581	837	839	723	622	816
Provision for income taxes	210	188	283	301	231	217	275

Segment net earnings	$392	$393	$554	$538	$492	$405	$541

  Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

        Premiums.    Premiums increased $376 million, or 12%, to $3,407 million for the nine months ended September 30, 2003 from $3,031 million for the nine months ended September 30, 2002. This increase was primarily the result of a $213 million increase in payment protection insurance premiums, with $119 million of that increase attributable to changes in foreign exchange rates and $94 million of that increase attributable to growth of the in-force block. The increase was also the result of a $167 million increase in long-term care insurance premiums primarily attributable to growth of the in-force block.

        Net investment income.    Net investment income increased $49 million, or 6%, to $894 million for the nine months ended September 30, 2003 from $845 million for the nine months ended September 30, 2002. This increase was primarily the result of an increase in invested assets, offset in part by declining yields on investments in the lower interest rate environment.

        Policy fees and other income.    Policy fees and other income decreased $12 million, or 4%, to $271 million for the nine months ended September 30, 2003 from $283 million for the nine months ended September 30, 2002. This decrease was primarily the result of a $10 million decrease in administrative fees from our group life and health insurance business that was primarily attributable to higher lapse rates.

        Benefits and other changes in policy reserves.    Benefits and other changes in policy reserves increased $224 million, or 11%, to $2,192 million for the nine months ended September 30, 2003 from $1,968 million for the nine months ended September 30, 2002. This increase was primarily the result of a $200 million increase in changes in policy reserves resulting from expected increases in claims volume associated with the aging of the long-term care insurance in-force block. The increase was also the result of a $50 million increase in changes in policy reserves attributable to growth of the payment protection insurance in-force block. These increases were offset in part by a $19 million decrease in term life insurance benefits primarily attributable to higher ceded benefits resulting from a term life insurance in-force reinsurance transaction.

        Interest credited.    Interest credited increased $5 million, or 2%, to $275 million for the year ended September 30, 2003 from $270 million for the nine months ended September 30, 2002. This increase was primarily the result of increased policyholder account balances on corporate-owned life insurance policies, offset in part by decreased crediting rates for universal life insurance policies.

        Underwriting, acquisition, insurance and other expenses, net of deferrals.    Underwriting, acquisition, insurance and other expenses, net of deferrals increased $46 million, or 6%, to $813 million for the nine months ended September 30, 2003 from $767 million for the nine months ended September 30, 2002. This increase was the result of a $46 million increase attributable to growth in the payment protection insurance in-force block that was primarily associated with an increase in net commission expense.

        Amortization of deferred acquisition costs and intangibles.    Amortization of deferred acquisition costs and intangibles increased $116 million, or 20%, to $689 million for the nine months ended September 30, 2003 from $573 million for the nine months ended September 30, 2002. This increase was primarily the result of a $71 million increase resulting from growth of the payment protection insurance in-force block. The increase was also the result of a $33 million increase primarily attributable to additional investment income due to early bond calls within the universal life insurance investment portfolio and to favorable universal life insurance claims experience, both of which accelerated amortization of deferred acquisition costs and intangibles.

        Interest expense.    Interest expense increased $1 million to $1 million for the nine months ended September 30, 2003 from $0 million for the nine months ended September 30, 2002. This increase was primarily the result of interest paid on non-recourse funding obligations supporting certain term life insurance policies.

        Provision for income taxes.    Provision for income taxes increased $22 million, or 12%, to $210 million for the nine months ended September 30, 2003 from $188 million for the nine months ended September 30, 2002. The effective tax rate was 34.9% and 32.4% for the nine months ended September 30, 2003 and 2002, respectively. This increase in effective tax rate was primarily the result of the recognition of certain foreign tax loss and dividend benefits.

        Segment net earnings.    Segment net earnings were relatively constant, decreasing by $1 million to $392 million for the nine months ended September 30, 2003 from $393 million for the nine months ended September 30, 2002. The relatively constant segment net earnings reflect increases in net earnings for payment protection and long-term care insurance products and decreases in net earnings for life and group life and health insurance products. The increases in payment protection and long-term care insurance were primarily attributable to growth in their respective in-force blocks, offset in part for payment protection insurance by the impact of the recognition in 2002 of certain foreign tax loss benefits. The decrease in life insurance was primarily attributable to accelerated amortization of deferred acquisition costs and intangibles related to additional investment income resulting from early bond calls and favorable claims experience. The decrease in group life and health insurance was primarily attributable to lower administration fees.

  Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Premiums.    Premiums increased $173 million, or 4%, to $4,088 million for the year ended December 31, 2002 from $3,915 million for the year ended December 31, 2001. This increase was primarily the result of a $110 million increase in long-term care insurance premiums that was primarily attributable to growth of the in-force block. The increase was also the result of an $81 million increase in payment protection insurance premiums, with $40 million of that increase attributable to growth of the in-force block and $41 million attributable to changes in foreign exchange rates. These increases were offset in part by a $27 million decrease in term life insurance premiums that was primarily attributable to a term life insurance in-force reinsurance transaction in which certain premiums were ceded by us to a third party reinsurer.

        Net investment income.    Net investment income increased $17 million, or 2%, to $1,136 million for the year ended December 31, 2002 from $1,119 million for the year ended December 31, 2001. This increase was primarily the result of an increase in invested assets, offset in part by declining yields on investments in the lower interest rate environment.

        Policy fees and other income.    Policy fees and other income decreased $28 million, or 7%, to $381 million for the year ended December 31, 2002 from $409 million for the year ended December 31, 2001. This decrease was primarily the result of a return to a normal level of policy fees in 2002 following the recognition in 2001 of deferred policy fees resulting from favorable mortality experience in certain universal life insurance products.

        Benefits and other changes in policy reserves.    Benefits and other changes in policy reserves increased $250 million, or 11%, to $2,630 million for the year ended December 31, 2002 from $2,380 million for the year ended December 31, 2001. This increase was primarily the result of a $221 million increase in reserves resulting from the expected increase in claims volume associated with the aging of the long-term care insurance in-force block. The increase was also the result of a $41 million increase in changes in policy reserves attributable to growth of the payment protection insurance in-force block. These increases were offset in part by a $12 million decrease in changes in policy reserves for group life and health insurance that were primarily attributable to favorable experience in our long-term disability product.

        Interest credited.    Interest credited increased $20 million, or 6%, to $362 million for the year ended December 31, 2002 from $342 million for the year ended December 31, 2001. This increase was primarily the result of increased policyholder account balances on universal life and corporate-owned life insurance policies.

        Underwriting, acquisition, insurance and other expenses, net of deferrals.    Underwriting, acquisition, insurance and other expenses, net of deferrals decreased $113 million, or 11%, to $930 million for the year ended December 31, 2002 from $1,043 million for the year ended December 31, 2001. This decrease was primarily the result of a $72 million decrease attributable to a decrease in periodic payment protection insurance products resulting in lower current expense and to a major customer's decision to underwrite its own payment protection insurance. The decrease was also the result of a $30 million decrease primarily attributable to a discontinued block of accident and health insurance policies in our long-term care insurance business.

        Amortization of deferred acquisition costs and intangibles.    Amortization of deferred acquisition costs and intangibles increased $7 million, or 1%, to $846 million for the year ended December 31, 2002 from $839 million for the year ended December 31, 2001. This increase was primarily the result of a $85 million increase attributable to growth of the payment protection insurance in-force block. This increase was offset in part by a $52 million decrease attributable to discontinuation of amortization of goodwill in accordance with SFAS 142. The increase was also offset in part by a $19 million decrease associated with the amortization of PVFP for the block of long-term care insurance reinsured from Travelers.

        Interest expense.    There was no interest expense for the years ended December 31, 2002 and 2001.

        Provision for income taxes.    Provision for income taxes decreased $18 million, or 6%, to $283 million for the year ended December 31, 2002 from $301 million for the year ended December 31, 2001. The effective tax rate was 33.8% and 35.9% for the years ended December 31, 2002 and 2001, respectively. This decrease in effective tax rate was primarily the result of an increase in certain foreign tax loss and dividend benefits, as well as the discontinuation of goodwill amortization in accordance with SFAS 142.

        Segment net earnings.    Segment net earnings increased $16 million, or 3%, to $554 million for the year ended December 31, 2002 from $538 million for the year ended December 31, 2001. This increase was primarily attributable to the discontinuance in 2002 of goodwill amortization. The increase in segment net earnings reflects increases in net earnings for payment protection and group life and health insurance products and decreases in net earnings for life and long-term care insurance products (excluding, in each case, the effect of any discontinuation of goodwill amortization). The increase in payment protection insurance was primarily attributable to dividends received deduction benefits and certain foreign tax benefits. The increase in group life and health insurance was primarily attributable to favorable experience in our long-term disability product. The decrease in life insurance was primarily attributable to the impact of the recognition in 2001 of deferred policy fees and the term life insurance in-force reinsurance transaction. The decrease in long-term care insurance was primarily attributable to an increase in claims volume.

  Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

        Premiums.    Premiums increased $377 million, or 11%, to $3,915 million for the year ended December 31, 2001 from $3,538 million for the year ended December 31, 2000. This increase was primarily the result of a $300 million increase in long-term care insurance premiums, including $163 million resulting from our full year ownership in 2001 of the long-term care insurance block reinsured from Travelers in July 2000 and $137 million resulting from growth of the in-force block. The increase was also the result of a $158 million increase in group life and health premiums, including $98 million resulting from our full year ownership in 2001 of Phoenix American Life which we acquired in April 2000 and $60 million resulting from growth of the in-force block. In addition, premiums on our life insurance products increased $48 million, primarily from growth of the in-force block that was primarily attributable to the full year benefit of premiums for products sold prior to the effective date of Regulation XXX. These increases were offset in part by a $130 million decrease in payment protection insurance premiums, with $71 million of the decrease resulting from changes in foreign exchange rates and $59 million of the decrease primarily resulting from a major customer's decision to underwrite its own payment protection insurance.

        Net investment income.    Net investment income increased $112 million, or 11%, to $1,119 million for the year ended December 31, 2001 from $1,007 million for the year ended December 31, 2000. This increase was primarily the result of a net increase in invested assets, offset in part by declining yields on investments in the lower interest rate environment.

        Policy fees and other income.    Policy fees and other income increased $37 million, or 10%, to $409 million for the year ended December 31, 2001 from $372 million for the year ended December 31, 2000. This increase was the result of a $57 million increase in policy fees that was primarily attributable to the recognition in 2001 of deferred policy fees resulting from the favorable mortality experience in certain universal life insurance products. The increase was also the result of a $14 million increase in policy fees resulting from our full year ownership in 2001 of Phoenix American Life. These increases were offset in part by a $39 million decrease primarily attributable to discontinued accident and health insurance products in our long-term care insurance business.

        Benefits and other changes in policy reserves.    Benefits and other changes in policy reserves increased $391 million, or 20%, to $2,380 million for the year ended December 31, 2001 from $1,989 million for the year ended December 31, 2000. This increase was primarily the result of a $129 million increase in policyholder benefits attributable to our full year ownership in 2001 of the long-term care insurance block reinsured from Travelers and a $74 million increase in policyholder benefits attributable to our full year ownership in 2001 of Phoenix American Life. The increase was also the result of a $139 million increase in changes in policy reserves resulting from the expected increase in claims volume associated with the aging of the long-term care insurance in-force block and a $45 million increase in changes in policy reserves associated with growth of the group life and health insurance in-force block.

        Interest credited.    Interest credited increased $8 million, or 2%, to $342 million for the year ended December 31, 2001 from $334 million for the year ended December 31, 2000. This increase was primarily the result of increased policyholder account balances in universal life and corporate-owned life insurance policies.

        Underwriting, acquisition, insurance and other expenses, net of deferrals.    Underwriting, acquisition, insurance and other expenses, net of deferrals, increased $67 million, or 7%, to $1,043 million for the year ended December 31, 2001 from $976 million for the year ended December 31, 2000. This increase was primarily the result of a $93 million increase resulting from our full year ownership in 2001 of Phoenix American Life and of the long-term care insurance block reinsured from Travelers. This increase was offset in part by a $33 million decrease attributable to a major customer's decision to underwrite its own payment protection insurance.

        Amortization of deferred acquisition costs and intangibles.    Amortization of deferred acquisition costs and intangibles decreased $56 million, or 6%, to $839 million for the year ended December 31, 2001 from $895 million for the year ended December 31, 2000. This decrease was primarily the result of a $75 million decrease in the payment protection insurance in-force block and a major customer's decision to underwrite its own payment protection insurance. This decrease was offset in part by a $27 million increase resulting from full year ownership in 2001 of Phoenix American Life and of the long-term care insurance block reinsured from Travelers.

        Interest expense.    There was no interest expense for the years ended December 31, 2001 and 2000.

        Provision for income taxes.    Provision for income taxes increased $70 million, or 30%, to $301 million for the year ended December 31, 2001 from $231 million for the year ended December 31, 2000. The effective tax rate was 35.9% and 32.0% for the years ended December 31, 2001 and 2000, respectively. This increase in effective tax rate was primarily attributable to lower state income tax benefits and the impact of certain foreign tax loss and dividend benefits in 2000, offset in part by higher goodwill amortization resulting from the Travelers transaction.

        Segment net earnings.    Segment net earnings increased $46 million, or 9%, to $538 million for the year ended December 31, 2001 from $492 million for the year ended December 31, 2000. This increase was primarily the result of the Phoenix American Life and Travelers transactions. The increase in segment net earnings reflects increases in net earnings for life, group life and health and long-term care insurance products and a decrease in net earnings for payment protection insurance products. The increase in life insurance was primarily attributable to recognition of deferred policy fees and growth in the in-force block. The increase in group life and health insurance was primarily attributable to full year ownership of Phoenix American Life and growth in the in-force block. The increase in long-term care insurance was primarily attributable to full year ownership of the long-term care insurance block reinsured from Travelers. The decrease in payment protection insurance was primarily attributable to lower net investment income from lower invested assets, a major customer's decision to underwrite its own payment protection insurance and the impact of the recognition in 2000 of certain tax benefits.

  Retirement Income and Investments segment

        The following table presents the historical and pro forma results of operations relating to our Retirement Income and Investments segment. The pro forma financial information reflects adjustments to give effect to the reinsurance transactions in which we will cede to UFLIC our in-force blocks of structured settlements and substantially all of our in-force blocks of variable annuities. There were no pro forma adjustments to premiums because the structured settlements we will cede are single premium products and do not have renewal premiums. The variable annuity products we will cede are deposit contracts, and their deposits are not recorded as premiums. Pro forma total revenues and total benefits and expenses decreased for each pro forma period presented primarily as a result of exclusion of revenues and benefits and expenses related to the reinsured products.

	Historical					Pro forma
	Nine months ended September 30,		Years ended December 31,			Nine months ended September 30,	Year ended December 31,
	2003	2002	2002	2001	2000	2003	2002
(Dollar amounts in millions)
Revenues:
Premiums	$742	$691	$991	$1,023	$589	$742	$991
Net investment income	1,881	1,893	2,522	2,482	2,299	1,293	1,718
Policy fees and other income	169	185	243	216	249	87	110

Total revenues	2,792	2,769	3,756	3,721	3,137	2,122	2,819

Benefits and expenses:
Benefits and other changes in policy reserves	1,370	1,269	1,769	1,736	1,309	944	1,183
Interest credited	940	959	1,283	1,278	1,122	772	1,046
Underwriting, acquisition and insurance expenses, net of deferrals	158	162	221	187	146	126	189
Amortization of deferred acquisition costs and intangibles	133	152	210	181	179	75	102

Total benefits and expenses	2,601	2,542	3,483	3,382	2,756	1,917	2,520

Earnings before income taxes	191	227	273	339	381	205	299
Provision for income taxes	63	78	87	124	131	69	97

Segment net earnings	$128	$149	$186	$215	$250	$136	$202

  Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

        Premiums.    Premiums increased $51 million, or 7%, to $742 million for the nine months ended September 30, 2003 from $691 million for the nine months ended September 30, 2002. This increase was primarily the result of a $106 million increase in premiums for life-contingent structured settlements that was attributable to higher sales of this product. This increase was offset in part by a $51 million decrease in premiums for life-contingent income annuities that was primarily attributable to lower sales of this product resulting from a reduction of crediting and payout rates in 2003 in the lower interest rate environment.

        Net investment income.    Net investment income decreased $12 million, or 1%, to $1,881 million for the nine months ended September 30, 2003 from $1,893 million for the nine months ended September 30, 2002. This decrease was primarily the result of declining yields on investments, which more than offset the impact of an increase in invested assets.

        Policy fees and other income.    Policy fees and other income decreased $16 million, or 9%, to $169 million for the nine months ended September 30, 2003 from $185 million for the nine months ended September 30, 2002. This decrease was the result of a $16 million decrease in fee income on annuities primarily attributable to lower equity values of the assets in our variable annuity separate accounts.

        Benefits and other changes in policy reserves.    Benefits and other changes in policy reserves increased $101 million, or 8%, to $1,370 million for the nine months ended September 30, 2003 from $1,269 million for the nine months ended September 30, 2002. This increase was primarily the result of an $111 million increase in changes in policy reserves for structured settlements attributable to higher sales of this product. This increase was offset in part by a $28 million decrease in changes in policy reserves for income annuities attributable to lower sales of income annuities in the lower interest rate environment.

        Interest credited.    Interest credited decreased $19 million, or 2%, to $940 million for the nine months ended September 30, 2003 from $959 million for the nine months ended September 30, 2002. This decrease was primarily the result of lower credited rates on GICs and funding agreements attributable to the lower interest rate environment, offset in part by an increase in interest credited attributable to more variable annuity policyholders selecting the fixed account option on their contracts, on which we credit interest.

        Underwriting, acquisition, insurance and other expenses, net of deferrals.    Underwriting, acquisition, insurance and other expenses, net of deferrals decreased by $4 million, or 2%, to $158 million for the nine months ended September 30, 2003 from $162 million for the nine months ended September 30, 2002. This decrease was primarily the result of an increase in deferrals of acquisition costs resulting from increased sales of variable annuities with bonus features, for which a portion of the benefit expense is deferred and amortized over the life of the product.

        Amortization of deferred acquisition costs and intangibles.    Amortization of deferred acquisition costs and intangibles decreased $19 million, or 13%, to $133 million for the nine months ended September 30, 2003 from $152 million for the nine months ended September 30, 2002. This decrease was primarily the result of the impact of accelerated amortization of deferred acquisition costs in 2002 that was primarily attributable to lower equity valuations of assets in our variable annuity separate accounts. The decrease was also the result of lower amortization resulting from greater persistency in fixed annuities.

        Provision for income taxes.    Provision for income taxes decreased $15 million, or 19%, to $63 million for the nine months ended September 30, 2003 from $78 million for the nine months ended September 30, 2002. The effective tax rate was 33.0% and 34.4% for the nine months ended September 30, 2003 and 2002, respectively. This decrease was the result of higher dividends received deduction benefits related to separate account annuity products.

        Segment net earnings.    Segment net earnings decreased $21 million, or 14%, to $128 million for the nine months ended September 30, 2003 from $149 million for the nine months ended September 30, 2002. This decrease in segment net earnings was primarily the result of declining yields on invested assets. The decrease in segment net earnings reflects decreases in net earnings for structured settlement and GIC products and increases in net earnings for fixed and variable annuity products. The decrease in structured settlements and GICs was primarily attributable to lower reinvestment rates. The increase in fixed annuities was primarily attributable to lower amortization of deferred acquisition costs related to greater persistency of the in-force block. The increase in variable annuities was primarily attributable to tax benefits resulting from higher dividend deductions on our separate accounts.

  Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Premiums.    Premiums decreased $32 million, or 3%, to $991 million for the year ended December 31, 2002 from $1,023 million for the year ended December 31, 2001. This decrease was primarily the result of a $185 million decrease in premiums for life-contingent structured settlements attributable to lower sales of these products. This decrease was offset in part by a $151 million increase in premiums for income annuities attributable to higher sales of private label products.

        Net investment income.    Net investment income increased $40 million, or 2%, to $2,522 million for the year ended December 31, 2002 from $2,482 million for the year ended December 31, 2001. This increase was primarily the result of an increase in invested assets, offset in part by declining yields on investments in the lower interest rate environment.

        Policy fees and other income.    Policy fees and other income increased $27 million, or 13%, to $243 million for the year ended December 31, 2002 from $216 million for the year ended December 31, 2001. This increase was primarily the result of a $39 million increase in fee income attributable to the acquisition of a small asset management company at the end of 2001. This increase was offset in part by a $14 million decrease in fee income on variable annuities primarily attributable to lower equity values in our variable annuity separate accounts.

        Benefits and other changes in policy reserves.    Benefits and other changes in policy reserves increased $33 million, or 2%, to $1,769 million for the year ended December 31, 2002 from $1,736 million for the year ended December 31, 2001. This increase was primarily the result of a $186 million increase in changes in policy reserves that was attributable to higher sales of life-contingent income annuities. This increase was offset in part by a $146 million reduction in changes in policy reserves established for structured settlements that was attributable to lower sales of structured settlements.

        Interest credited.    Interest credited increased $5 million to $1,283 million for the year ended December 31, 2002 from $1,278 million for the year ended December 31, 2001. This increase was primarily the result of an increase in policyholder account balances attributable to higher sales of annuity products, including GICs, funding agreements, fixed annuities, income annuities and fixed accounts of variable annuities. This increase was offset in part by lower interest crediting rates, particularly on GICs and funding agreements, attributable to the lower interest rate environment.

        Underwriting, acquisition, insurance and other expenses, net of deferrals.    Underwriting, acquisition, insurance and other expenses, net of deferrals, increased $34 million, or 18%, to $221 million for the year ended December 31, 2002 from $187 million for the year ended December 31, 2001. This increase was primarily the result of expenses attributable to the operations of a small asset management company that we acquired at the end of 2001.

        Amortization of deferred acquisition costs and intangibles.    Amortization of deferred acquisition costs and intangibles increased $29 million, or 16%, to $210 million for the year ended December 31, 2002 from $181 million for the year ended December 31, 2001. This increase was primarily the result of an increase of $26 million that was attributable to accelerated amortization of deferred acquisition costs for our variable annuity products associated with the decrease in separate account asset values resulting from declines in the equity markets.

        Provision for income taxes.    Provision for income taxes decreased $37 million, or 30%, to $87 million for the year ended December 31, 2002 from $124 million for the year ended December 31, 2001. The effective tax rate was 31.9% and 36.6% for the years ended December 31, 2002 and 2001, respectively. This decrease was the result of higher dividend received deduction benefits related to separate account annuity products, an increase in tax reserves related to the segment's products and the discontinuation of goodwill amortization in accordance with SFAS 142.

        Segment net earnings.    Segment net earnings decreased $29 million, or 13%, to $186 million for the year ended December 31, 2002 from $215 million for the year ended December 31, 2001. This decrease in segment net earnings was primarily the result of declining yields on invested assets. The decrease in segment net earnings reflects decreases in net earnings for fixed and variable annuity and structured settlement products and an increase in net earnings for GIC products. The decrease in variable annuities was attributable to declining fee income associated with lower equity values of the assets in our separate accounts and accelerated amortization of deferred acquisition costs. The decrease for fixed annuities and structured settlements was primarily attributable to declining yields on investments. The increase in GICs was primarily attributable to growth in the in-force block.

  Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

        Premiums.    Premiums increased $434 million, or 74%, to $1,023 million for the year ended December 31, 2001 from $589 million for the year ended December 31, 2000. This increase was primarily the result of a $276 million increase in premiums for structured settlements reflecting growth in the structured settlement market, and a $159 million increase in premiums for life-contingent income annuities that was primarily attributable to new and expanded relationships with distributors of these products.

        Net investment income.    Net investment income increased $183 million, or 8%, to $2,482 million for the year ended December 31, 2001 from $2,299 million for the year ended December 31, 2000. This increase was primarily the result of an increase in invested assets, offset in part by declining yields on investments in the lower interest rate environment.

        Policy fees and other income.    Policy fees and other income decreased $33 million, or 13%, to $216 million for the year ended December 31, 2001 from $249 million for the year ended December 31, 2000. This decrease was primarily the result of an $18 million decrease in fee income on variable annuities that was attributable to lower equity values in our variable annuity separate accounts. The decrease was also the result of an $18 million reduction in surrender fee and other income on fixed annuities that was attributable to improved persistency on the fixed annuities in-force block.

        Benefits and other changes in policy reserves.    Benefits and other changes in policy reserves increased $427 million, or 33%, to $1,736 million for the year ended December 31, 2001 from $1,309 million for the year ended December 31, 2000. This increase was primarily the result of an increase in changes in policy reserves associated with higher sales of life-contingent structured settlements and income annuities.

        Interest credited.    Interest credited increased $156 million, or 14%, to $1,278 million for the year ended December 31, 2001 from $1,122 million for the year ended December 31, 2000. This increase was primarily the result of higher sales of annuity products, including GICs, funding agreements, fixed annuities, income annuities and fixed accounts of variable annuities.

        Underwriting, acquisition, insurance and other expenses, net of deferrals.    Underwriting, acquisition, insurance and other expenses, net of deferrals increased $41 million, or 28%, to $187 million for the year ended December 31, 2001 from $146 million for the year ended December 31, 2000. This increase was primarily the result of a $31 million reduction in deferrals of acquisition costs that was attributable to lower sales of variable annuities with bonus features.

        Amortization of deferred acquisition costs and intangibles.    Amortization of deferred acquisition costs and intangibles increased $2 million, or 1%, to $181 million for the year ended December 31, 2001 from $179 million for the year ended December 31, 2000. This increase was the result of a $22 million increase in amortization of deferred acquisition costs attributable to higher product sales, offset in part by a $20 million decrease in amortization of PVFP attributable to the run off of certain purchased blocks of business.

        Provision for income taxes.    Provision for income taxes decreased $7 million, or 5%, to $124 million for the year ended December 31, 2001 from $131 million for the year ended December 31, 2000. The effective tax rate was 36.6% and 34.4% for the years ended December 31, 2001 and 2000, respectively. This increase in effective tax rate was related to a decrease in the dividends received deduction benefits related to separate account annuity products.

        Segment net earnings.    Segment net earnings decreased $35 million, or 14%, to $215 million for the year ended December 31, 2001 from $250 million for the year ended December 31, 2000. This decrease was primarily the result of declining yields on invested assets. The decrease in segment net earnings reflects decreases in net earnings for fixed and variable annuity products and increases in net earnings for income annuity and GIC products. The decrease for fixed annuities was primarily attributable to lower yields on invested assets due to the lower interest rate environment. The decrease for variable annuities was primarily attributable to declining fee income associated with lower equity values in our separate accounts. The increases for income annuities and GICs were primarily attributable to growth in the in-force block.

  Mortgage Insurance segment

        The following table presents the historical results of operations relating to our Mortgage Insurance segment. The Mortgage Insurance segment's results of operations are not affected by any of the pro forma adjustments.

	Historical
	Nine months ended September 30,		Years ended December 31,
(Dollar amounts in millions)	2003	2002	2002	2001	2000
Revenues:
Premiums	$522	$507	$677	$698	$667
Net investment income	160	173	231	227	206
Policy fees and other income	38	25	38	40	22

Total revenues	720	705	946	965	895

Benefits and expenses:
Benefits and other changes in policy reserves	69	7	46	150	56
Underwriting, acquisition and insurance expenses, net of deferrals	225	156	233	180	194
Amortization of deferred acquisition costs and intangibles	26	30	39	51	64

Total benefits and expenses	320	193	318	381	314

Income before income taxes	400	512	628	584	581
Provision for income taxes	108	148	177	156	167

Segment net earnings	$292	$364	$451	$428	$414

  Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

        Premiums.    Premiums increased $15 million, or 3%, to $522 million for the nine months ended September 30, 2003 from $507 million for the nine months ended September 30, 2002. This increase was primarily the result of a $59 million increase in premiums in our international mortgage insurance business, $14 million of which was attributable to changes in foreign exchange rates. This increase in international premiums was offset in part by a $24 million decrease in premiums in our U.S. mortgage insurance business that was primarily attributable to lower persistency associated with increased refinancing activity, as well as a $20 million decrease in premiums that was attributable to higher premiums ceded in captive reinsurance transactions.

        Net investment income.    Net investment income decreased $13 million, or 8%, to $160 million for the nine months ended September 30, 2003 from $173 million for the nine months ended September 30, 2002. This decrease was primarily the result of a $33 million decrease in net investment income that was primarily attributable to a decrease in invested assets resulting from the payment of dividends by the U.S. mortgage insurance business to our holding company. The decrease was also the result of declining yields on investments. These decreases were offset in part by a $20 million increase in net investment income resulting from additional invested assets in our international mortgage insurance business, $6 million of which was due to changes in foreign exchange rates.

        Policy fees and other income.    Policy fees and other income increased $13 million, or 52%, to $38 million for the nine months ended September 30, 2003 from $25 million for the nine months ended September 30, 2002. This increase was the result of an increase in fees for contract underwriting services attributable to higher refinancing activity in the U.S.

        Benefits and other changes in policy reserves.    Benefits and other changes in policy reserves increased $62 million to $69 million for the nine months ended September 30, 2003 from $7 million for the nine months ended September 30, 2002. This increase was primarily the result of a $33 million increase attributable to losses principally associated with an increase in loans in default in the U.S., a $22 million increase attributable to less favorable loss development on prior-year reserves in the U.S., and a $7 million increase primarily attributable to an increase in delinquent loans associated with higher insurance in force levels in our international mortgage insurance business.

        Underwriting, acquisition, insurance and other expenses, net of deferrals.    Underwriting, acquisition, insurance and other expenses, net of deferrals, increased $69 million, or 44%, to $225 million for the nine months ended September 30, 2003 from $156 million for the nine months ended September 30, 2002. This increase was primarily the result of a $30 million increase in contract underwriting expenses that was primarily attributable to a significant increase in underwriting volume associated with refinancing activity in the U.S., a $27 million increase attributable to higher reserves for U.S. contract underwriting claims from our updating of the assumptions we used to calculate reserves to reflect recent underwriting experience and from increased volume and a $12 million increase attributable to continued investment in our international mortgage insurance business.

        Amortization of deferred acquisition costs and intangibles.    Amortization of deferred acquisition costs and intangibles decreased $4 million, or 13%, to $26 million for the nine months ended September 30, 2003 from $30 million for the nine months ended September 30, 2002. This decrease was primarily the result of the amortization of a lower amount of U.S. deferred expenses, offset by the higher volume in our international mortgage insurance business.

        Provision for income taxes.    Provision for income taxes decreased $40 million, or 27%, to $108 million for the nine months ended September 30, 2003 from $148 million for the nine months ended September 30, 2002. The effective tax rate was 27.0% and 28.9% for the nine months ended September 30, 2003 and 2002, respectively. This decrease in effective tax rate was primarily the result of a decrease in certain foreign tax rates and state income tax benefits. Our Mortgage Insurance segment's effective tax rate is significantly below the statutory rate primarily as the result of tax-exempt investment income.

        Segment net earnings.    Segment net earnings decreased $72 million, or 20%, to $292 million for the nine months ended September 30, 2003 from $364 million for the nine months ended September 30, 2002. This decrease was primarily the result of a $116 million decrease in U.S. net earnings, offset in part by a $44 million increase in international net earnings. The decrease in U.S. net earnings was primarily attributable to increases in underwriting expenses from refinancing activity and contract underwriting indemnification reserves, greater losses from increases in defaults and less favorable loss development on prior-year reserves, and decreases in premiums from lower persistency and increased ceding. The increase in international net earnings was primarily the result of increases in earned premiums and net investment income, offset in part by increased expenses and losses related to such growth.

  Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Premiums.    Premiums decreased $21 million, or 3%, to $677 million for the year ended December 31, 2002 from $698 million for the year ended December 31, 2001. This decrease was primarily the result of a $35 million decrease in premiums in our U.S. mortgage insurance business attributable to higher premiums ceded in captive reinsurance transactions. The decrease was also the result of a $15 million decrease in premiums in our U.S. mortgage insurance business primarily attributable to lower persistency associated with increased refinancing activity in the U.S. These decreases were offset in part by a $29 million increase in premiums primarily attributable to growth in our international mortgage insurance business.

        Net investment income.    Net investment income increased $4 million, or 2%, to $231 million for the year ended December 31, 2002 from $227 million for the year ended December 31, 2001. This increase was primarily the result of an $11 million increase that was primarily attributable to an increase in invested assets in our international mortgage insurance business, offset in part by a $7 million decrease that was primarily attributable to declining yields on U.S. investments in the lower interest rate environment.

        Policy fees and other income.    Policy fees and other income decreased $2 million, or 5%, to $38 million for the year ended December 31, 2002 from $40 million for the year ended December 31, 2001. This decrease was primarily the result of the impact of a $13 million gain recognized in 2001 on the sale of our flood zone determination business. This decrease was offset in part by an $11 million increase in fees for contract underwriting services attributable to higher refinancing activity in the U.S.

        Benefits and other changes in policy reserves.    Benefits and other changes in policy reserves decreased $104 million, or 69%, to $46 million for the year ended December 31, 2002 from $150 million for the year ended December 31, 2001. This decrease was primarily the result of a $65 million decrease attributable to lower U.S. flow insurance losses that was primarily associated with a decrease in loans in default, a $26 million decrease primarily attributable to favorable loss development on prior year reserves for U.S. bulk mortgage insurance and a $13 million decrease primarily attributable to a lower number of loans in default and favorable loss development on prior-year reserves in our international mortgage business.

        Underwriting, acquisition, insurance and other expenses, net of deferrals.    Underwriting, acquisition, insurance and other expenses, net of deferrals, increased $53 million, or 29%, to $233 million for the year ended December 31, 2002 from $180 million for the year ended December 31, 2001. This increase was primarily the result of a $12 million increase attributable to growth in our international mortgage insurance business, a $6 million increase in expenses in the U.S. primarily attributable to the significant increase in underwriting volume associated with higher refinancing activity, and the impact of a $35 million decrease in 2001 for U.S. contract underwriting indemnification reserves attributable to favorable loss development on prior-year reserves.

        Amortization of deferred acquisition costs and intangibles.    Amortization of deferred acquisition costs and intangibles decreased $12 million, or 24%, to $39 million for the year ended December 31, 2002 from $51 million for the year ended December 31, 2001. This decrease was primarily the result of our discontinuation of goodwill amortization in accordance with SFAS 142 and the amortization of a lower amount of U.S. deferred expenses.

        Provision for income taxes.    Provision for income taxes increased $21 million, or 13%, to $177 million for the year ended December 31, 2002 from $156 million for the year ended December 31, 2001. The effective tax rate was 28.2% and 26.7% for the years ended December 31, 2002 and 2001, respectively. This increase in effective tax rate was primarily the result of a reduced benefit from tax-exempt investment income, a greater proportion of foreign income taxed at a higher rate than in the U.S., and the impact of the 2001 release of deferred income taxes to reflect a decrease in the tax rates in certain countries in which we operate.

        Segment net earnings.    Segment net earnings increased $23 million, or 5%, to $451 million for the year ended December 31, 2002 from $428 million for the year ended December 31, 2001. This increase was primarily the result of a $23 million increase in international net earnings and flat U.S. net earnings. The increase in international net earnings was primarily attributable to increases in earned premiums and net investment income and decreases in losses from a lower number of loans in default, offset in part by increases in expenses related to such growth. Flat U.S. net earnings were primarily attributable to lower losses resulting from a decrease in loans in default and favorable loss development on prior-year reserves, offset by decreases in premiums from higher premiums ceded and lower persistency and increases in expenses due to the impact of favorable loss development in our U.S. contact underwriting indemnification reserves in 2001.

  Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

        Premiums.    Premiums increased $31 million, or 5%, to $698 million for the year ended December 31, 2001 from $667 million for the year ended December 31, 2000. This increase was primarily the result of an $18 million increase in premiums that was primarily attributable to growth in our international mortgage insurance business. The increase was also the result of the impact of a write-off in 2000 of $18 million in pre-paid premiums for pool reinsurance in the U.S. These increases were offset in part by a $5 million decrease in premiums in our U.S. operations.

        Net investment income.    Net investment income increased $21 million, or 10%, to $227 million for the year ended December 31, 2001 from $206 million for the year ended December 31, 2000. This increase was primarily the result of a $12 million increase in U.S. net investment income that was primarily attributable to an increase in invested assets and a $9 million increase in international net investment income that was primarily attributable to an increase in invested assets.

        Policy fees and other income.    Policy fees and other income increased $18 million, or 82%, to $40 million for the year ended December 31, 2001 from $22 million for the year ended December 31, 2000. This increase was primarily the result of a $13 million increase in fees attributable to increased U.S. contract underwriting services associated with refinancing activity. The increase was also the result of a $13 million net gain recognized from the sale of our flood zone determination business, offset in part by an $8 million decrease in fees primarily attributable to the sale of the flood zone determination business and other businesses we sold or liquidated.

        Benefits and other changes in policy reserves.    Benefits and other changes in policy reserves increased $94 million, or 168%, to $150 million for the year ended December 31, 2001 from $56 million for the year ended December 31, 2000. This increase was primarily the result of a $40 million increase in our U.S. flow insurance business that was primarily attributable to an increase in loans in default, a $30 million increase attributable to higher volume in our bulk insurance business in the U.S., an $8 million increase primarily attributable to higher volume in our international mortgage insurance business, and the $16 million impact of a greater decrease in pool reserves in 2000 resulting from a decrease in loans in default.

        Underwriting, acquisition, insurance and other expenses, net of deferrals.    Underwriting, acquisition, insurance and other expenses, net of deferrals, decreased $14 million, or 7%, to $180 million for the year ended December 31, 2001 from $194 million for the year ended December 31, 2000. This decrease was primarily the result of a $35 million decrease in U.S. contract underwriting reserves that was primarily attributable to favorable loss development on prior-year reserves, and a $19 million decrease that was attributable to businesses we sold or liquidated. These decreases were offset in part by a $34 million increase in expenses in the U.S. primarily attributable to the significant increase in underwriting volume associated with higher refinancing activity, as well as a $6 million increase that was primarily attributable to continuing growth in our international mortgage insurance business.

        Amortization of deferred acquisition costs and intangibles.    Amortization of deferred acquisition costs and intangibles decreased $13 million, or 20%, to $51 million for the year ended December 31, 2001 from $64 million for the year ended December 31, 2000. This decrease was primarily the result of the impact of a write-off in 2000 of goodwill attributable to our discontinuation of an appraisal business.

        Provision for income taxes.    Provision for income taxes decreased $11 million, or 7%, to $156 million for the year ended December 31, 2001 from $167 million for the year ended

December 31, 2000. The effective tax rate was 26.7% and 28.7% for the years ended December 31, 2001 and 2000, respectively. This decrease in effective tax rate was primarily the result of an increased benefit from tax-exempt investment income and a release of deferred income taxes to reflect a decrease in the tax rates in certain countries in which we operate.

        Segment net earnings.    Segment net earnings increased $14 million, or 3%, to $428 million for the year ended December 31, 2001 from $414 million for the year ended December 31, 2000. This increase was primarily the result of an $19 million increase in international net earnings, offset in part by a $5 million decrease in U.S. net earnings. The increase in international net earnings was primarily attributable to increases in earned premiums and investment income, offset in part by increases in expenses and losses related to such growth. The decrease in U.S. net earnings was primarily attributable to increases in losses from increased loans in default offset in part by decreases in expenses from favorable loss development on contract underwriting indemnification reserves and increases in other income related to increased fees from contract underwriting and the recognition of a gain upon the sale of our flood zone determination business.

  Affinity segment

        The following table presents the historical results of operations relating to the Affinity segment. Pro forma financial information is not presented for the Affinity segment because we will not acquire any of the Affinity segment businesses from GEFAHI.

	Historical
	Nine months ended September 30,		Years ended December 31,
(Dollar amounts in millions)	2003	2002	2002	2001	2000
Revenues:
Premiums	$187	$189	$247	$286	$326
Net investment income	49	49	70	74	85
Policy fees and other income	195	207	271	327	406

Total revenues	431	445	588	687	817

Benefits and expenses:
Benefits and other changes in policy reserves	136	134	180	188	200
Underwriting, acquisition and insurance expenses, net of deferrals	191	227	312	320	411
Amortization of deferred acquisition costs and intangibles	81	99	116	156	239

Total benefits and expenses	408	460	608	664	850

Earnings (loss) before income taxes	23	(15)	(20)	23	(33)
Provision (benefit) for income taxes	8	(14)	(17)	(1)	(20)

Segment net earnings (loss)	$15	$(1)	$(3)	$24	$(13)

  Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

        Total revenues.    Total revenues decreased $14 million, or 3%, to $431 million for the nine months ended September 30, 2003 from $445 million for the nine months ended September 30, 2002. This decrease was primarily the result of lower premiums and other income attributable to our decision to discontinue certain products and distribution relationships that did not meet our target return thresholds. This decrease was offset in part by an increase in premiums attributable to a reinsurance transaction in which certain premiums were ceded to us by the purchaser of a discontinued operation.

        Total benefits and expenses.    Total benefits and expenses decreased $52 million, or 11%, to $408 million for the nine months ended September 30, 2003 from $460 million for the nine months ended September 30, 2002. This decrease was primarily the result of our decision to discontinue certain products and distribution relationships and implement cost savings initiatives that reduced compensation and benefits, as well as other general expenses. Our decision to discontinue certain products and distribution relationships and implement cost savings initiatives also reduced our deferrable expenses, resulting in a decrease in amortization of deferred acquisition costs and intangibles. These decreases were offset in part by an increase in benefits and expenses attributable to a reinsurance transaction in which certain benefits and expenses were ceded to us by the purchaser of a discontinued operation.

        Provision (benefit) for income taxes.    Provision (benefit) for income taxes increased $22 million to $8 million for the nine months ended September 30, 2003 from $(14) million for the nine months ended September 30, 2002. This increased provision was the result of a foreign loss valuation allowance.

        Segment net earnings (loss).    Segment net earnings (loss) increased $16 million to $15 million for the nine months ended September 30, 2003 from $(1) million for the nine months ended September 30, 2002. This increase was primarily the result of our discontinuation of products and distribution relationships that did not meet our target return thresholds and reductions of compensation and benefit expenses and other general expenses resulting from cost savings initiatives.

  Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Total revenues.    Total revenues decreased $99 million, or 14%, to $588 million for the year ended December 31, 2002 from $687 million for the year ended December 31, 2001. This decrease was primarily the result of lower premiums and other income attributable to our decision to discontinue certain products and distribution relationships that did not meet our target return thresholds.

        Total benefits and expenses.    Total benefits and expenses decreased $56 million, or 8%, to $608 million for the year ended December 31, 2002 from $664 million for the year ended December 31, 2001. This decrease was primarily the result of lower amortization of deferred acquisition costs and intangibles that was primarily attributable to an adjustment in the fourth quarter of 2002 to reflect actual membership lapse rate performance as compared with the lapse rates projected at the time of purchase. The decrease was also the result of reduced compensation and benefits, other cost-saving initiatives and decreased changes in policy reserves primarily attributable to lower revenues.

        Provision (benefit) for income taxes.    Provision (benefit) for income taxes decreased $16 million to $(17) million for the year ended December 31, 2002 from $(1) million for the year ended December 31, 2001. This reduced provision was the result of our discontinuation of goodwill amortization in accordance with SFAS 142.

        Segment net earnings (loss).    Segment net earnings (loss) decreased $27 million, or 113%, to $(3) million for the year ended December 31, 2002 from $24 million for the year ended December 31, 2001. This decrease was primarily the result of the decrease in revenues attributable to our discontinuance of products and distribution relationships that did not meet our target return thresholds.

  Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

        Total revenues.    Total revenues decreased $130 million, or 16%, to $687 million for the year ended December 31, 2001 from $817 million for the year ended December 31, 2000. This decrease was primarily the result of lower premiums in most of our product lines as well as the impact of lower fee income attributable to the December 2000 bankruptcy of a large marketing partner, Montgomery Ward.

        Total benefits and expenses.    Total benefits and expenses decreased $186 million, or 22%, to $664 million for the year ended December 31, 2001 from $850 million for the year ended December 31, 2000. This decrease was primarily the result of charges recorded in 2000 associated with the December 2000 bankruptcy of Montgomery Ward. These charges included costs associated with a reduction in headcount, the closing of several call center facilities and the write-off of deferred acquisition costs and other intangible assets.

        Provision (benefit) for income taxes.    Provision (benefit) for income taxes increased $19 million to $(1) million for the year ended December 31, 2001 from $(20) million for the year ended December 31, 2000. This increased provision was primarily the result of lower dividends received deduction benefits.

        Segment net earnings (loss).    Segment net earnings (loss) increased $37 million to $24 million for the year ended December 31, 2001 from $(13) million for the year ended December 31, 2000.    This increase was primarily the result of lower benefits and expenses attributable to charges recorded in 2000 that were associated with the December 2000 bankruptcy of Montgomery Ward.

  Corporate and Other segment

        The following table presents summary historical and pro forma financial results of operations relating to our Corporate and Other segment for the periods below. The pro forma financial information reflects adjustments described under "Selected Historical and Pro Forma Financial Information." There were no pro forma adjustments to premiums or policy fees and other income because there are no premiums or policy fees and other income in the Corporate and Other segment that will be ceded to UFLIC in connection with the reinsurance transactions. Pro forma total revenues increased for each period presented primarily as a result of the exclusion from our results of operations of net realized investment gains (losses) related to the long-term care insurance, structured settlement and variable annuity products we will cede to UFLIC in connection with the reinsurance transactions and net realized investment gains (losses) related to the Affinity segment. Pro forma total expenses were primarily affected by the inclusion of incremental interest expense associated with the consideration, including the Equity Units, the Series A Preferred Stock and the Short-term Intercompany Note, to be issued to GEFAHI in connection with our corporate reorganization and the exclusion of interest expense, adjusted for qualified hedge effects, incurred on the commercial paper that we will not assume.

	Historical					Pro forma
	Nine months ended September 30,		Years ended December 31,			Nine months ended September 30,	Year ended December 31,
(Dollar amounts in millions)	2003	2002	2002	2001	2000	2003	2002
Revenues:
Premiums	$79	$78	$104	$90	$113	$79	$104
Net investment income (loss)	15	12	20	(7)	81	6	15
Net realized investment gains (losses)	(29)	41	204	201	262	(10)	257
Policy fees and other income	27	5	6	1	4	27	5

Total revenues	92	136	334	285	460	102	381

Expenses:
Unallocated corporate expenses	91	54	77	69	63	91	77
Interest expense	93	94	124	126	126	93	115
Other operating expenses	53	57	60	54	72	49	58

Total expenses	237	205	261	249	261	233	250

Earnings (loss) before income taxes	(145)	(69)	73	36	199	(131)	131
Provision (benefit) for income taxes	(67)	(146)	(119)	10	67	(62)	(97)

Segment net earnings (loss)	$(78)	$77	$192	$26	$132	$(69)	$228

  Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

        Premiums.    Premiums increased $1 million, or 1%, to $79 million for the nine months ended September 30, 2003 from $78 million for the nine months ended September 30, 2002. This increase was primarily the result of a $4 million increase in premiums attributable to our Mexican auto insurer, offset in part by a $3 million decrease in premiums attributable to the discontinued auto warranty product line of our Bermuda reinsurer.

        Net investment income (loss).    Net investment income (loss) increased $3 million, or 25%, to $15 million for the nine months ended September 30, 2003 from $12 million for the nine months ended September 30, 2002.

        Net realized investment gains (losses).    See the comparison for this line item under "—Historical Combined and Pro Forma Results of Operations."

        Policy fees and other income.    Policy fees and other income increased $22 million to $27 million for the nine months ended September 30, 2003 from $5 million for the nine months ended September 30, 2002. This increase was the result of a $22 million increase primarily attributable to interest income from two off-balance sheet entities that were consolidated in our financial statements in connection with our adoption of FIN 46, beginning in the third quarter of 2003. See "—Off-Balance-Sheet Transactions."

        Unallocated corporate expenses.    Unallocated corporate expenses primarily consist of general and other expenses that are not allocated for segment reporting purposes. These amounts include items such as advertising and marketing costs and severance and restructuring charges. Unallocated corporate expenses increased $37 million, or 69%, to $91 million for the nine months ended September 30, 2003 from $54 million for the nine months ended September 30, 2002. This increase was primarily the result of a $50 million increase in litigation reserves attributable to an increase in reserves for a settlement in principle that we reached in October 2003 in connection with class action litigation relating to sales practices in our life insurance business. See "Business—Legal Proceedings."

        Interest expense.    Interest expense consists of interest and other financing charges related to all of our holding company debt that is not allocated for segment reporting purposes. Interest expense decreased $1 million, or 1%, to $93 million for the nine months ended September 30, 2003 from $94 million for the nine months ended September 30, 2002. This decrease was primarily the result of lower average borrowings and lower interest rates on borrowings, offset in part by additional interest expense reported by off-balance-sheet entities that were consolidated in our financial statements beginning in the third quarter of 2003.

        Other operating expenses.    Other operating expenses primarily consist of benefits and other changes in policy reserves and general expenses of several small non-core businesses that are managed in our Corporate and Other segment. Other operating expenses decreased $4 million, or 7%, to $53 million for the nine months ended September 30, 2003 from $57 million for the nine months ended September 30, 2002. This decrease was primarily the result of the impact of the recognition in 2002 of $5 million of goodwill impairment for our Mexican auto insurance business resulting from our implementation of SFAS 142.

        Provision (benefit) for income taxes.    Provision (benefit) for income taxes decreased $79 million, or 54%, to $(67) million for the nine months ended September 30, 2003 from $(146) million for the nine months ended September 30, 2002. This decrease was the result of the impact of the recognition in 2002 of a favorable settlement with the Internal Revenue Service related to the treatment of certain reserves for obligations to policyholders of life insurance contracts, offset in part by lower pre-tax earnings and tax exempt income and dividends received deduction benefits. Changes to tax expense for our Corporate and Other segment are primarily the result of tax-exempt investment income and other items not directly allocable to specific products or segments.

        Segment net earnings (loss).    Segment net earnings (loss) decreased $155 million to $(78) million for the nine months ended September 30, 2003 from $77 million for the nine months ended September 30, 2002. This decrease was primarily the result of the decrease in benefit for income taxes attributable to the impact of the 2002 favorable settlement with the Internal Revenue Service, the decrease in net realized investment gains (losses) and higher litigation reserves for the nine months ended September 30, 2003.

  Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Premiums.    Premiums increased $14 million, or 16%, to $104 million for the year ended December 31, 2002 from $90 million for the year ended December 31, 2001. This increase was the result of a $9 million increase in premiums from our Mexican auto insurer and a $5 million increase in premiums from our Bermuda reinsurer.

        Net investment income (loss).    Net investment income (loss) increased $27 million to $20 million for the year ended December 31, 2002 from $(7) million for the year ended December 31, 2001. This increase was primarily the result of higher income on private equity investments reflecting stabilization in the equity markets.

        Net realized investment gains (losses).    See the comparison for this line item under "—Historical Combined and Pro Forma Results of Operations."

        Policy fees and other income.    Policy fees and other income increased $5 million to $6 million for the year ended December 31, 2002 from $1 million for the year ended December 31, 2001. This increase was primarily the result of fee income attributable to a securitization of certain financial assets and an increase in policy fees from our Mexican auto insurer.

        Unallocated corporate expenses.    Unallocated corporate expenses increased $8 million, or 12%, to $77 million for the year ended December 31, 2002 from $69 million for the year ended December 31, 2001. This increase was primarily the result of costs incurred to close certain facilities resulting from relocations to Richmond, Virginia.

        Interest expense.    Interest expense decreased $2 million, or 2%, to $124 million for the year ended December 31, 2002 from $126 million for the year ended December 31, 2001. This decrease was primarily the result of lower interest rates on borrowings, offset in part by an increase in average borrowings.

        Other operating expenses.    Other operating expenses increased $6 million, or 11%, to $60 million for the year ended December 31, 2002 from $54 million for the year ended December 31, 2001. This increase was primarily the result of a goodwill impairment charge recorded in connection with the adoption of SFAS 142.

        Provision (benefit) for income taxes.    Provision (benefit) for income taxes decreased $129 million to $(119) million for year ended December 31, 2002 from $10 million for the year ended December 31, 2001. This decrease was the result of a favorable settlement with the Internal Revenue Service regarding the treatment of certain reserves for obligations to life insurance policyholders and reduced benefit from tax exempt investment income, offset in part by higher pre-tax earnings.

        Segment net earnings.    Segment net earnings increased $166 million to $192 million for the year ended December 31, 2002 from $26 million for the year ended December 31, 2001. This increase was primarily the result of the decrease in the provision for income taxes attributable to the 2002 favorable settlement with the Internal Revenue Service and higher net investment income primarily resulting from higher income on private equity investments reflecting stabilization in equity markets.

  Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

        Premiums.    Premiums decreased $23 million, or 20%, to $90 million for the year ended December 31, 2001 from $113 million for the year ended December 31, 2000. This decrease was the result of a $29 million decrease in premiums from our Bermuda reinsurer primarily attributable to the novation of a portion of its leased equipment physical damage program to a third party and the discontinuation of our auto warranty business. This decrease was offset in part by $6 million in higher premiums from our Mexican auto insurance business.

        Net investment income (loss).    Net investment income (loss) decreased $88 million, to $(7) million for the year ended December 31, 2001 from $81 million for the year ended December 31, 2000. This decrease was primarily the result of losses on limited partnership investments accounted for under the equity method.

        Net realized investment gains (losses).    See the comparison for this line item under "—Historical Combined and Pro Forma Results of Operations."

        Policy fees and other income.    Policy fees and other income decreased $3 million, or 75%, to $1 million for the year ended December 31, 2001 from $4 million for the year ended December 31, 2000. This decrease was primarily the result of lower contract and club fee income.

        Unallocated corporate expenses.    Unallocated corporate expenses increased $6 million, or 10%, to $69 million for the year ended December 31, 2001 from $63 million for the year ended December 31, 2000. This increase was primarily the result of the write-down of an investment in a facility.

        Interest expense.    Interest expense was relatively constant at $126 million for the years ended December 31, 2001 and 2000.

        Other operating expenses.    Other operating expenses decreased by $18 million, or 25%, to $54 million for the year ended December 31, 2001 from $72 million for the year ended December 31, 2000. This decrease was primarily the result of reductions in benefits and other changes in policy reserves and in amortization of deferred acquisition costs and other intangibles for our Bermuda reinsurer that were primarily attributable to the novation of a portion of its leased equipment physical damage program to a third party.

        Provision for income taxes.    Provision for income taxes decreased $57 million, or 85%, to $10 million for year ended December 31, 2001 from $67 million for the year ended December 31, 2000. This decrease was primarily the result of lower pre-tax earnings, offset in part by a reduced benefit from tax-exempt income.

        Segment net earnings.    Segment net earnings decreased $106 million, or 80%, to $26 million for the year ended December 31, 2001 from $132 million for the year ended December 31, 2001. This decrease was primarily the result of decreases in net investment income (loss) and net realized investment gains (losses) that were primarily attributable to declining equity markets.

Liquidity and Capital Resources

        Following the completion of this offering, we will conduct all our operations through our operating subsidiaries. As a holding company, our cash flow will consist primarily of dividends from our subsidiaries.

        Our primary uses of funds at our holding company level include payment of general operating expenses, payment of principal, interest and other expenses related to holding company debt, payment of dividends on our common and preferred stock, contract fees on our Equity Units, contributions to subsidiaries, and, potentially, acquisitions. We intend to pay quarterly cash dividends on our common stock at an initial rate of $                  per share, commencing in the            quarter of 2004. However, the declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors. In addition, our payment of dividends to our stockholders will depend partly upon our receipt of dividends from our insurance and other operating subsidiaries. In addition, our Series A Preferred Stock will bear dividends at an annual rate of    % of the liquidation value of $50 per share. We also have agreed to pay quarterly contract fees with respect to our Equity Units at an annual rate of    % of the stated amount of $25 per Equity Unit.

        On December 15, 2003, we paid a dividend of $2.93 billion. This included the distribution of proceeds from the sale of our Japanese life insurance and domestic auto and homeowners' insurance businesses, which closed on August 29, 2003, and pre-closing dividends from those businesses. We declared dividends of $171 million to our parent during 2002 of which $107 million was paid in 2002 and $64 million was paid in 2003. We declared dividends of $31 million in 2001 of which $6 million was paid in 2001 and $25 million was paid in 2002. We declared and paid $180 million of cash dividends during 2000.

        Our insurance companies are restricted by state and foreign insurance departments as to the aggregate amount of dividends they may pay to their parent without regulatory approval, the purpose of which is to protect affected insurance policyholders, depositors or investors. Dividends in excess of prescribed limits generally are deemed "extraordinary" and require insurance regulatory approval. Our insurance subsidiaries paid dividends of $840 million ($375 million of which were deemed "extraordinary"), $410 million, and $33 million during 2002, 2001 and 2000, respectively.

        Based on statutory results as of December 31, 2002, our subsidiaries had dividend capacity of $698 million in dividends in 2003 without obtaining regulatory approval. As a result of the dividends we will pay in connection with our corporate reorganization, most of our insurance subsidiaries will not be able to pay us any additional dividends in 2004 without prior regulatory approval. As part of our corporate reorganization, we will retain cash at the holding company level which we believe will be adequate to fund our debt service, dividend payment and other obligations until 2005, when we expect our insurance subsidiaries to resume paying ordinary dividends to us.

        In addition to dividends from our insurance subsidiaries, our other sources of funds will include service fees we receive from GE, as described under "—Overview—Separation from GE and related financial arrangements—Services provided to GE," payments from our subsidiaries pursuant to tax sharing arrangements that we will enter into after the completion of this offering, borrowings pursuant to credit facilities that we intend to establish shortly after the completion of this offering, and proceeds from the offering of senior notes and the sale of commercial paper, which we intend to complete shortly after the completion of this offering.

        In consideration for the assets that we will acquire and the liabilities that we will assume in connection with our corporate reorganization, we will issue to GEFAHI             million shares of our Class B Common Stock, $600 million of our Equity Units, $100 million of our Series A Preferred Stock, the $2.4 billion Short-term Intercompany Note and the $550 million Contingent Note. The Short-term Intercompany Note matures on            , 2004. The Contingent Note is a non-interest-bearing note that matures on the first anniversary of the completion of this offering and will be repaid solely to the extent that statutory contingency reserves from our U.S. mortgage insurance business in excess of $150 million are released and paid to us as a dividend before the first anniversary of the completion of this offering. The release of these statutory reserves and payment of the dividend by our U.S. mortgage insurance business to us are subject to statutory limitations, regulatory approval and the absence of any impact on our financial ratings. The term of this note may be extended for a period up to twelve months to obtain affirmation of our financial ratings. Any portion of the Contingent Note that is not repaid by the first anniversary of the completion of this offering or by the extended term, if applicable, will be canceled. We will record any portion of the Contingent Note that is canceled as a capital contribution. See "Description of Certain Indebtedness—Contingent Note." The liabilities we will assume from GEFAHI include the Yen Notes, which are ¥60 billion aggregate principal amount of 1.6% notes due 2011 issued by GEFAHI, ¥3 billion of which GEFAHI currently holds and will transfer to us. We have entered into arrangements to swap our obligations under these notes to a U.S. dollar obligation with a principal amount of $485 million and bearing interest at a rate of 4.84% per annum. See "Description of Certain Indebtedness—Yen Notes." We also will be entering into a Tax Matters Agreement with GE, which represents an obligation by us to GE, estimated to have a present value of approximately $360 million. See "Arrangements Between GE and Our Company—Tax Matters Agreement."

        We intend to repay the $2.4 billion Short-term Intercompany Note to GEFAHI with proceeds from the borrowings under a short-term revolving credit facility in the same amount that we intend to establish with a syndicate of banks concurrently with the completion of this offering. We intend to repay the borrowings under this short-term revolving credit facility with proceeds from the issuance of approximately $1.9 billion in senior notes and approximately $500 million in commercial paper, both of which we intend to complete shortly after the completion of this offering. The senior notes are expected to consist of multiple series with varying maturities. The commercial paper will be issued under a $1 billion commercial paper program we intend to establish. We may issue additional commercial paper under this program from time to time. We also intend to establish $2 billion of revolving credit facilities, including a $1 billion short-term facility and a $1 billion medium-term facility. The revolving credit facilities will support our commercial paper program and will provide us with liquidity to meet general funding requirements. See "Description of Certain Indebtedness."

        We believe the proposed senior notes and commercial paper offerings and credit facilities, together with anticipated cash flows from operations, will provide us with sufficient liquidity to meet our operating requirements for the foreseeable future.

        Net cash provided by operating activities was $4,195 million and $4,211 million for the nine months ended September 30, 2003 and 2002, respectively, and $4,883 million, $2,229 million and $1,004 million for the years ended December 31, 2002, 2001 and 2000, respectively. Cash flows from operating activities are affected by the timing of premiums received, fees received and investment income. Cash provided by operating activities was consistent for the nine months ended September 30, 2003, and the nine months ended September 30, 2002, primarily driven during both periods by sales of income annuities with life contingencies and long term care insurance, as well as structured settlements with life contingencies and term-life insurance. Cash provided by operating activities increased $2,654 million for the year ended December 31, 2002, compared to the year ended December 31, 2001, and $1,225 million for the year ended December 31, 2001, compared to the year ended December 31, 2000, primarily reflecting growth in sales of the products discussed above during these years, as well as the timing of cash settlement for other assets and liabilities.

        As an insurance business, we typically generate positive cash flows from operations and financing activities, as premiums and deposits collected exceed benefits paid and redemptions, and we invest the excess. Accordingly, in analyzing our cash flow we focus on the change in the amount of cash available and used in investing activities. Net cash used in investing activities was $2,614 million and $6,705 million for the nine months ended September 30, 2003 and 2002, respectively, and $6,525 million, $7,068 million and $5,202 million for the years ended December 31, 2002, 2001, and 2000, respectively. Net cash (used in) provided by financing activities was ($7) million and $2,808 million for the nine months ended September 30, 2003 and 2002, respectively, and $2,293 million, $4,627 million and $3,848 million for the years ended December 31, 2002, 2001 and 2000, respectively. Changes in cash provided by financing activities primarily relate to the incurrence and repayment of borrowings as well as the proceeds from issuance or redemptions and benefit payments on investment contracts.

        The decrease in net cash used in investing activities for the nine months ended September 30, 2003, compared to the nine months ended September 30, 2002, of $4,091 million was primarily the result of both lower deposits and higher redemptions of investment contracts, as a result of the lower interest rate environment and customer uncertainty about the direction of equity markets, combined with pricing actions we took, reducing the net cash provided from investment contracts by $2,812 million, along with a greater increase in cash and cash equivalents of $1,260 million. During 2003, we also received $2,126 million of proceeds and dividends associated with the sale of our Japanese life insurance and domestic auto and homeowners' insurance businesses.

        For the year ended December 31, 2002, compared to the year ended December 31, 2001, the $543 million decrease in cash used in investing activities resulted from reduced cash provided by financing activities, primarily from both lower sales and higher redemptions of investment contracts, as a result of the lower interest rate environment and customer uncertainty about the direction of equity markets, combined with pricing actions we took, reducing the net cash provided from investment contracts by $2,155 million, along with a greater increase in cash and cash equivalents of $863 million. These decreases in sources of cash available for investment were partially offset by the increase in operating cash flows.

        For the year ended December 31, 2001, compared to the year ended December 31, 2000, the $1,866 million increase in cash used in investing activities arose from increases in cash flow from operating activities. Increases in cash used in investing activities also arose from increases in cash flows from financing activities because of greater investment contract deposits, net of redemption and benefit payments, which resulted in a $1,891 million increase in cash provided from investment contracts, as well as an increase in long-term borrowings of $488 million, partially offset by reductions in cash provided by commercial paper borrowings (repayments) of $1,577 million.

        The liquidity requirements of our insurance subsidiaries principally relate to the liabilities associated with their various insurance and investment products, operating costs and expenses, the payment of dividends to us, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations and income taxes. Liabilities arising from insurance and investment products include the payment of benefits, as well as cash payments in connection with policy surrenders and withdrawals, policy loans and obligations to redeem funding agreements under applicable put option provisions.

        Historically, our insurance subsidiaries have used cash flow from operations and sales of investment securities to fund their liquidity requirements. Our insurance subsidiaries' principal cash inflows from operating activities derive from premiums, annuity deposits and policy and contract fees and other income, including commissions, cost of insurance, mortality, expense and surrender charges, contract underwriting fees, investment management fees, and dividends and distributions from their subsidiaries. The principal cash inflows from investment activities result from repayments of principal, sales of invested assets and investment income.

        We also have entered into annually renewable floating rate funding agreements, which are deposit-type products that generally credit interest on deposits at a floating rate tied to an external market index. Purchasers of annually renewable funding agreements include money market funds, bank common trust funds and other short-term investors. Some of our funding agreements contain "put" provisions, through which the contractholder has an option to terminate the funding agreement for any reason after giving notice within the contract's specified notice period, which is generally 90 days but can be less than 30 days. GE Capital has agreed to guarantee our obligations under certain annually renewable funding agreements that were issued prior to November 18, 2003 and certain renewals with a final maturity on or before June 30, 2005. As of September 30, 2003, the aggregate amount of outstanding funding agreements with put option features was approximately $3.6 billion, of which those with put option notice periods of 30 days or less was $750 million.

        Our insurance subsidiaries maintain investment strategies intended to provide adequate funds to pay benefits without forced sales of investments. Products having liabilities with longer durations, such as certain life insurance and long-term care insurance policies, are matched with investments having similar estimated lives such as long-term fixed-maturity securities and mortgage loans. Shorter-term liabilities are matched with fixed-maturity securities that have short- and medium-term fixed maturities. In addition, our insurance subsidiaries hold highly liquid, high-quality short-term investment securities and other liquid investment-grade fixed maturities to fund anticipated operating expenses, surrenders, and withdrawals. On a pro forma basis, as of September 30, 2003, our total cash and investment securities was $63 billion. Our investments in privately placed fixed-maturity securities, mortgage loans, policy loans, limited partnership interests and real estate are relatively illiquid. These asset classes represented approximately 20% of the carrying value of our total cash and invested assets as of September 30, 2003, on a pro forma basis.

        Total assets decreased $14.0 billion, or 12%, on an historical combined basis, from $117.4 billion as of December 31, 2002 to $103.4 billion as of September 30, 2003. The decrease primarily resulted from the sale of our Japanese life insurance and domestic auto and homeowners' insurance businesses, which had total assets of $22.1 billion classified as assets held for sale as of December 31, 2002. Excluding this sale, total assets would have increased $8.1 billion, or 8%. Total investments increased $5.0 billion, or 7%, on an historical combined basis, for the same comparison period, primarily reflecting net purchases of securities. Excluding investments and the sale of our Japanese life insurance and domestic auto and homeowners' insurance businesses, all other assets increased $3.1 billion, or 13%, over the same period, primarily resulting from a $1.6 billion increase in cash and cash equivalents and a $1.2 billion increase of assets associated with the securitization of certain financial assets consolidated in the third quarter of 2003 in accordance with FIN 46.

        Pro forma total assets were $99.9 billion as of September 30, 2003, compared to $103.4 billion on an historical combined basis. The decrease was primarily attributable to $2.9 billion of assets that will not be transferred to us in connection with our corporate reorganization and $628 million of assets that will be transferred in connection with the reinsurance transactions with UFLIC.

        Total liabilities decreased $15.2 billion, or 15%, on an historical combined basis, from $100.6 billion as of December 31, 2002 to $85.4 billion as of September 30, 2003. This decrease primarily resulted from the sale of GEFAHI's Japanese life insurance and domestic auto and homeowners' insurance businesses, which had total liabilities of $20.0 billion classified as liabilities associated with assets held for sale as of December 31, 2002. Excluding this sale, total liabilities would have increased $4.8 billion, or 6%. Future annuity and contract benefits increased $2.4 billion, or 4%, primarily as a result of growth in our variable annuity and structured settlement businesses, offset in part by a decrease in our whole life businesses, for the same comparison periods. The increase also included $1.1 billion of liabilities associated with securitization and certain other entities recorded in the third quarter of 2003 in accordance with FIN 46.

        Pro forma total liabilities were $88.9 billion as of September 30, 2003, compared to $85.4 billion on an historical combined basis. The increase was primarily attributable to $6.6 billion of liabilities incurred in connection with our corporate reorganization, consisting primarily of $2.93 billion of dividends payable to our stockholder, $600 million of our Equity Units, $100 million of our Series A Preferred Stock, which is mandatorily redeemable, the $2.4 billion Short-term Intercompany Note and the $550 million Contingent Note. The increase was also attributable to $856 million of liabilities associated with the reinsurance transactions with UFLIC consisting of a $1.45 billion capital contribution that we will make to UFLIC offset in part by a $587 million decrease in deferred income taxes. These increases were partially offset by $3.8 billion of liabilities that will not be transferred to us in connection with our corporate reorganization.

  Impairments of investment securities

        We regularly review each investment security for impairment based on criteria that include the extent to which the cost of the investment exceeds its market value, the length of time that the market value of the investment has been reduced, our ability and intent to hold until recovery and the financial health of and specific prospects for the issuer of the security. Unrealized losses on investments in debt and marketable equity securities are caused by factors that include, but are not limited to, changes in general economic conditions, interest rates, credit quality of an issuer, and market liquidity. We actively perform comprehensive market research, monitor market conditions and segment our investments by credit risk in order to minimize impairment risks. See "Business—Risk Management."

        We have designated our fixed-maturity securities (bonds and notes) and our equity securities (common and non-redeemable preferred stock) as available-for-sale and report them in our historical combined financial statements at fair value. Impairment of investment securities results in a charge to earnings when a market decline in the value of an investment to below cost is other than temporary. Of those securities with unrealized losses as of September 30, 2003, on a pro forma basis, we have identified approximately $100 million of portfolio value that is at risk of being charged to earnings in the next 12 months.

Off-balance Sheet Transactions

        We have used securitization transactions to mitigate and diversify our asset risk position and to adjust the asset class mix in our investment portfolio by reinvesting securitization proceeds in accordance with our approved investment guidelines. We have not used securitization transactions to provide us with additional liquidity, and we do not anticipate using securitization transactions for that purpose in the future. The transactions involved securitizations of some of our receivables and investments that were secured by commercial mortgage loans, fixed-maturity securities or other receivables, consisting primarily of policy loans. Total securitized assets remaining as of September 30, 2003 and December 31, 2002 were $2.8 billion and $1.9 billion, respectively.

        Securitization transactions resulted in net gains, before taxes, of approximately $43 million, $29 million, $29 million, $145 million and $67 million for the nine months ended September 30, 2003 and 2002 and the years ended December 31, 2002, 2001 and 2000, respectively, and were included in net realized investment gains (losses) in our financial statements.

        In accordance with our contractual commitments, we have arranged for the assets that we have transferred to be serviced by us directly, or pursuant to our arrangements with GEAM and with General Motors Acceptance Corporation. Servicing activities include ongoing review, credit monitoring, reporting and collection activities. Financial support is provided under credit support agreements pursuant to which, as of September 30, 2003, we provided limited recourse for a maximum of $119 million of credit losses. To date we have not been required to make any payments under any of the credit support agreements. These agreements will remain in place throughout the life of the related entities.

        Upon adoption of FIN 46, GE Capital was required to consolidate the funding conduit it sponsored. As a result, assets of certain off-balance sheet entities were required to be included in our financial statements because the funding conduit, as the primary beneficial interest holder in the entities, no longer qualified as a third party. We therefore included approximately $1.2 billion of securitized assets in July 2003. Our financial statements distinguish such assets and liabilities in a separate line in our balance sheet, called "Assets associated with variable interest entities," because we do not control these assets and liabilities. These balances will decrease as the assets mature because we will not sell any additional assets to these consolidated entities.

        The consolidation does not change the economic or legal characteristics of the asset sales. Liabilities of these consolidated entities will be repaid with cash flows generated by the related assets.

We included $21 million of revenue, $2 million of general expenses and $13 million of interest expense associated with these newly consolidated entities in our historical combined financial statements for the period from July 1 to September 30, 2003. Our consolidation of these entities had no effect on our previously reported earnings.

        The following table summarizes the assets and liabilities associated with the consolidated entities, which are included in our Corporate and Other segment as of September 30, 2003:

(Dollar amounts in millions)	Historical
Assets:
Cash	$26
Investment securities	673
Mortgage loans	453
Other assets	21

Total(1)	$1,173

Liabilities:
Borrowings	$1,071
Other liabilities	41

Total	$1,112

(1)
Includes $55 million of retained interests in securitized assets now consolidated.

        For additional information regarding our securitization transactions, see note 19 to our annual combined financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

        Market risk is the risk of the loss of fair value resulting from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and equity prices. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying financial instruments are traded. The following is a discussion of our market risk exposures and our risk management practices.

        We enter into market-sensitive instruments primarily for purposes other than trading. The carrying value of our investment portfolio as of September 30, 2003 and December 31, 2002 was $77.0 billion and $72.1 billion, respectively, of which 83% and 84%, respectively, was invested in fixed-maturity securities. The primary market risk to our investment portfolio is interest rate risk associated with investments in fixed-maturity securities. We mitigate the market risk associated with our fixed-maturity securities portfolio by matching the duration of our fixed-maturity securities with the duration of the liabilities that those securities are intended to support.

        The primary market risk for our long-term borrowings and Equity Units is interest rate risk at the time of maturity or early redemption, when we may be required to refinance these obligations. We continue to monitor the interest rate environment and to evaluate refinancing opportunities as maturity dates approach.

        We are exposed to equity risk on our holdings of common stocks and other equities. We manage equity price risk through industry and issuer diversification and asset allocation techniques.

        We also have exposure to foreign currency exchange risk. Our international operations generate revenues denominated in local currencies, and we invest cash generated outside the U.S. in non-U.S.-denominated securities. Although investing in non-U.S.-denominated fixed-income securities limits the effect of currency exchange rate fluctuation on local operating results, fluctuations in exchange rates affect the translation of these results into our historical combined financial statements. For the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001, respectively, 27%, 12% and 11% of our net earnings from continuing operations were generated by our international operations.

        We use derivative financial instruments, such as interest rate and currency swaps, currency forwards and option-based financial instruments, as part of our risk management strategy. We use these derivatives to mitigate interest rate and currency risk by:

  •
  Reducing the risk between the timing of the receipt of cash and its investment in the market;

  •
  Matching the currency of invested assets with the liabilities they support;

  •
  Converting the asset duration to match the duration of the liabilities; and

  •
  Protecting against the early termination of an asset or liability.

        As a matter of policy, we have not and will not engage in derivative market-making, speculative derivative trading or other speculative derivatives activities.

  Sensitivity analysis

        Sensitivity analysis measures the impact of hypothetical changes in interest rates, foreign exchange rates and other market rates or prices on the profitability of market-sensitive financial instruments.

        The following discussion about the potential effects of changes in interest rates, foreign currency exchange rates and equity market prices is based on so-called "shock-tests," which model the effects of interest rate, foreign exchange rate and equity market price shifts on our financial condition and results of operations. Although we believe shock tests provide the most meaningful analysis permitted by the rules and regulations of the Securities and Exchange Commission, they are constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by their inability to include the extraordinarily complex market reactions that normally would arise from the market shifts modeled. Although the following results of shock tests for changes in interest rates, foreign currency exchange rates and equity market prices may have some limited use as benchmarks, they should not be viewed as forecasts.

        One means of assessing exposure of our fixed-maturity securities portfolio to interest rate changes is a duration-based analysis that measures the potential changes in market value resulting from a hypothetical change in interest rates of 100 basis points across all maturities. This is sometimes referred to as a parallel shift in the yield curve. Under this model, with all other factors constant and assuming no offsetting change in the value of our liabilities, we estimated that such an increase in interest rates would decrease the market value of our fixed income securities portfolio by approximately $4 billion, based on our securities positions as of September 30, 2003.

        One means of assessing exposure to changes in foreign currency exchange rates is to model effects on reported earnings using a sensitivity analysis. We analyzed our combined currency exposure as of September 30, 2003, including financial instruments designated and effective as hedges to identify assets and liabilities denominated in currencies other than their relevant functional currencies. Net unhedged exposures in each currency were then remeasured, generally assuming a 10% decrease in currency exchange rates compared to the U.S. dollar. Under this model, with all other factors constant, we estimated that our net earnings from continuing operations for the nine months ended September 30, 2003, would have been reduced by approximately $20 million.

        One means of assessing exposure to changes in equity market prices is to estimate the potential changes in market values on our equity investments resulting from a hypothetical broad-based decline in equity market prices of 10%. Under this model, with all other factors constant, we estimated that such a decline in equity market prices would decrease the market value of our equity investments by approximately $75 million, based on our equity positions as of September 30, 2003.

  Counterparty credit risk

        We manage counterparty credit risk on an individual counterparty basis, which means that gains and losses are netted for each counterparty to determine the amount at risk. When a counterparty exceeds credit exposure limits in terms of amounts owed to us, typically as the result of changes in market conditions (see table below), no additional transactions are executed until the exposure with that counterparty is reduced to an amount that is within the established limit. All swaps are executed under master swap agreements containing mutual credit downgrade provisions that provide the ability to require assignment or termination in the event either party is downgraded below Moody's A3 or S&P's A-.

        Swaps, purchased options and forwards with contractual maturities longer than one year are conducted within the credit policy constraints provided in the table below. Our policy allows for derivative transactions with lower rated counterparties (Moody's Aa3 and S&P's AA-) if the agreements governing such transactions require both parties to provide collateral supporting exposures above the unsecured credit limit. Our policy requires foreign exchange forwards with contractual maturities shorter than one year to be executed with counterparties having a credit rating by Moody's of A-1 and by S&P of P-1 and the credit limit for these transactions is $150 million per counterparty.

        The following table sets forth our counterparty credit rating criteria as of September 30, 2003:

Credit rating
	Moody's	Standard & Poor's
Term of transaction
Up to five years	Aa3	AA-
Greater than five years	Aaa	AAA
Credit exposure limit
Up to $50 million	Aa3	AA-
Up to $75 million	Aaa	AAA

        The conversion of interest rate and currency risk into credit risk requires us to monitor counterparty credit risk actively. At September 30, 2003 and December 31, 2002, there were no notional amounts of long-term derivatives for which the counterparty was rated below Aa3 by Moody's.

        The following table sets forth an analysis of our counterparty credit risk exposures as of the dates indicated:

	Percentage of notional derivative exposure by counterparty credit rating
	Historical			Pro forma
	September 30,	December 31,		September 30,
	2003	2002	2001	2003
Moody's rating
Aaa	93%	91%	98%	93%
Aa	7%	9%	2%	7%

	100%	100%	100%	100%

Seasonality

        In general, our business as a whole is not seasonal in nature. However, in our Mortgage Insurance segment, the level of defaults, which increases the likelihood of losses, tends to decrease in the first and second quarters of the calendar year and increase in the third and fourth quarters. As a result, we have experienced lower levels of losses resulting from defaults in the first and second quarters, as compared with the third and fourth quarters.

Inflation

        In general, we do not believe that inflation has had a material effect on our historical combined results of operations, except insofar as inflation may affect interest rates. See "—Quantitative and Qualitative Disclosures About Market Risk—Market risk" and "Risk Factors—Risks Relating to Our Business—Interest rate fluctuations could adversely affect our cash flow and profitability."

New Accounting Standards

  Currently effective

        FIN 46.    FIN 46, Consolidation of Variable Interest Entities, became effective for us on July 1, 2003. As described above, as a result of the adoption of FIN 46, GE Capital was required to consolidate a funding conduit it sponsored. As a result, assets of certain off-balance-sheet entities were required to be included in our financial statements because the funding conduit, as the primary beneficial interest holder in those entities, no longer qualified as a third party.

        B36.    SFAS 133 Implementation Issue B36 ("B36"), Modified Coinsurance Arrangements with Debt Instruments that Incorporate Credit Risk Exposures that are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under those Instruments, became effective for us on October 1, 2003. B36 provides that modified coinsurance arrangements, where the ceding insurer withholds funds, may include an embedded derivative that must be bifurcated from the host instrument. B36 did not have an impact on our financial position upon adoption and, based upon our current and expected reinsurance arrangements, we do not expect a material impact on our financial condition or results of operations.

        SFAS 150.    Statement of Financial Accounting Standards 150 ("SFAS 150"), Accounting for Certain Financial Instruments with characteristics of both Liabilities and Equity, became effective for us for the quarter ended September 30, 2003. SFAS 150 requires issuers to classify as liabilities three types of freestanding financial instruments: mandatorily redeemable financial instruments, obligations to repurchase the issuer's equity interests by transferring assets and certain obligations to issue a variable number of shares. SFAS 150 did not have an impact on our financial condition or results of operations.

  Not yet effective

        SOP 03-1.    In July 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-1 ("SOP 03-1"), Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts, which we intend to adopt on January 1, 2004. This statement provides guidance on separate account presentation and valuation, the accounting for sales inducements and the classification and valuation of long-duration contract liabilities. Based upon our current and expected arrangements, we do not expect SOP 03-1 to have a material impact on our financial condition or results of operations.

Corporate Reorganization

Our History

        Prior to the completion of this offering, our businesses were owned by GE, a global diversified technology and services company. In the 1980s and 1990s, GE pursued a strategy of developing and acquiring insurance businesses, targeting attractive segments that included the U.S. and international mortgage and life insurance markets.

        We entered the U.S. mortgage insurance business in 1981 through a start-up in Cincinnati, Ohio. In 1983, we acquired a competitor, American Mortgage Insurance, located in Raleigh, North Carolina and moved our mortgage insurance headquarters there. In the late 1980s and early 1990s, we acquired several other U.S. mortgage insurers or their books of business. We also acquired mortgage insurance operations in Canada and Australia and launched a start-up business in Europe as part of our strategy to expand into international markets.

        We entered the life insurance business in 1993 through our acquisition of GNA Corp., a leading provider of annuities through the bank distribution channel. From 1993 to 2000, we successfully completed the acquisition and integration of 13 key businesses, which significantly expanded the breadth of our product offerings and the scope of our distribution capabilities. We maintained a disciplined focus on effectively integrating the operations of each business we acquired.

        In recent years, we have been reviewing our businesses, with the objective of focusing on segments where we have competitive advantage and the greatest potential for growth and returns on capital. We began to redeploy our capital in accordance with that strategy in 2002 and have exited certain product lines, distribution relationships and business units where we lacked long-term competitive advantage, could not deploy capital efficiently or could not achieve our targeted returns. In August 2003, we sold our Japanese life insurance operations and our domestic auto and homeowners' insurance businesses to American International Group, Inc. We also repriced certain products for higher risk-adjusted margins and lowered production targets for products that were not achieving our targeted returns on capital. At the same time, GE has been reviewing its long-term strategy and has actively sought to reduce its investment in insurance businesses and redeploy some of the capital required by those businesses to its other businesses. For example, in December 2003, GE sold substantially all of its financial guaranty insurance business to a consortium led by The PMI Group, Inc.

        We have benefited from GE's commitment to operational execution, continuous process improvement, cost productivity, risk management, technology and development of managerial talent. We believe these skills and values provide us with a significant competitive advantage, and we intend to retain them as an integral part of our culture. We also believe our independence from GE will provide us with a number of benefits, allowing us to:

  •
  execute a strategy for our insurance business independent from GE's overall corporate strategy;

  •
  obtain direct access to capital markets;

  •
  use our stock for selective acquisitions; and

  •
  align employee incentive plans more closely with the performance of our company.

Formation of Genworth Financial, Inc.

        We were incorporated in Delaware on October 23, 2003 in preparation for our corporate reorganization. We were incorporated solely for this purpose and have not engaged in any activities, except in preparation for our corporate reorganization and this offering.

        Prior to the completion of this offering, we will acquire substantially all of the assets and certain liabilities of GEFAHI. GEFAHI is an indirect subsidiary of GE and a holding company for a group of companies that provide life insurance, long-term care insurance, group life and health insurance, annuities and other investment products and U.S. mortgage insurance. We also will acquire certain other insurance businesses currently owned by other GE subsidiaries but managed by members of the Genworth management team. These businesses include international mortgage insurance, European payment protection insurance, a Bermuda reinsurer and mortgage contract underwriting. All of our businesses will be transferred to us prior to the completion of this offering through stock transfers, except for the European payment protection business, which will be transferred to us initially through a combination of stock transfers and reinsurance arrangements. See "Arrangements Between GE and Our Company—European Payment Protection Insurance Business We Will Acquire from GE Affiliates."

        In consideration for the assets that we will acquire and the liabilities that we will assume in connection with our corporate reorganization, we will issue to GEFAHI the following securities:

  •
  million shares of our Class B Common Stock. For a description of the terms of our common stock, see "Description of Capital Stock—Common Stock."

  •
  $600 million of our Equity Units. For a description of the terms of our Equity Units, see "Description of Equity Units." GEFAHI is offering the Equity Units for sale in a concurrent offering.

  •
  $100 million of our Series A Preferred Stock. For a description of the terms of our Series A Preferred Stock, see "Description of Capital Stock—Preferred Stock—Series A Preferred Stock." GEFAHI is offering shares of our Series A Preferred Stock for sale in a concurrent offering.

  •
  $2.4 billion Short-term Intercompany Note. For a description of the terms of this note, see "Description of Certain Indebtedness—Short-term Intercompany Note."

  •
  $550 million Contingent Note. For a description of the terms of this note, see "Description of Certain Indebtedness—Contingent Note."

        The liabilities we will assume from GEFAHI include the Yen Notes, which are ¥60 billion aggregate principal amount of 1.6% notes due 2011 issued by GEFAHI, ¥3 billion of which GEFAHI currently holds and will transfer to us. We have entered into arrangements to swap our obligations under these notes to a U.S. dollar obligation with a principal amount of $485 million and bearing interest at a rate of 4.84% per annum.

        Prior to the completion of this offering, GEFAHI will own 100% of our outstanding common stock, which will consist solely of Class B Common Stock. Shares of Class B Common Stock convert automatically into shares of Class A Common Stock when they are held by any person other than GE or an affiliate of GE. As a result, all the shares of common stock offered in this offering consist of Class A Common Stock. Upon the completion of this offering, GE will beneficially own approximately            % of our outstanding common stock, if the underwriters' over-allotment option is not exercised, and        %, if it is exercised in full. GE has informed us that, following completion of this offering, it intends, subject to market conditions, to divest its remaining interest in us as soon as practicable. GE has also informed us that, in any event, it expects to reduce its interest to below 50% within two years of the completion of this offering. GE currently expects to reduce its interest through one or more additional public offerings of our common stock after this offering, but it is not obligated to divest our shares in this or any other manner.

        Prior to the completion of this offering, we will enter into a number of arrangements with GE governing our separation from GE and a variety of transition and other matters, including our relationship with GE while GE remains a significant stockholder in our company. These arrangements include several significant reinsurance transactions with Union Fidelity Life Insurance Company, or UFLIC, a wholly-owned subsidiary of GEFAHI that will not be transferred to us. As part of these transactions, we will cede to UFLIC, effective as of January 1, 2004, all of our in-force blocks of structured settlements, substantially all of our in-force blocks of variable annuities, and a block of long-term care insurance policies that we reinsured from Travelers. In the aggregate, these blocks of business do not meet our target return thresholds, and although we remain liable under these contracts and policies as the ceding insurer, the reinsurance transactions will have the effect of transferring the financial results of the reinsured blocks to UFLIC. We are continuing new sales of structured settlement, variable annuity and long-term care insurance products, and we expect to achieve our targeted returns on these new sales. In addition, we will continue to service these blocks of business, which will preserve our operating scale and enable us to service and grow our new sales of these products. See "Arrangements Between GE and Our Company."

Business

        We are a leading insurance company in the U.S., with an expanding international presence, serving the life and lifestyle protection, retirement income, investment and mortgage insurance needs of more than 15 million customers. We have leadership positions in key products that we expect will benefit from a number of significant demographic, governmental and market trends. We distribute our products and services through an extensive and diversified distribution network that includes financial intermediaries, independent producers and dedicated sales specialists. We conduct operations in 20 countries and have approximately 5,640 employees.

        We have the following three operating segments:

  •
  Protection.    We offer U.S. customers life insurance, long-term care insurance and, for companies with fewer than 1,000 employees, group life and health insurance. In Europe, we offer payment protection insurance, which helps consumers meet their payment obligations in the event of illness, involuntary unemployment, disability or death. In 2002, we were the fourth-largest provider of term life insurance and the leading provider of individual long-term care insurance in the U.S., according to LIMRA International (in each case based upon gross written premiums written). We believe that we are the leading provider of term life insurance through brokerage general agencies in the U.S. and that this channel is the largest and fastest-growing distribution channel for term life insurance. Our leadership in long-term care insurance is based upon almost 30 years of product underwriting and claims experience. This experience has enabled us to build and benefit from what we believe is the largest actuarial database in the long-term care insurance industry. For the nine months ended September 30, 2003, our Protection segment had pro forma segment net earnings of $405 million.

  •
  Retirement Income and Investments.    We offer U.S. customers fixed, variable and income annuities, variable life insurance, asset management, and specialized products, including guaranteed investment contracts, funding agreements and structured settlements. We are an established provider of these products and, in 2002, we were the leading provider of income annuities in the U.S., according to LIMRA International (based upon total premiums and deposits). For the nine months ended September 30, 2003, our Retirement Income and Investments segment had pro forma segment net earnings of $136 million.

  •
  Mortgage Insurance.    In the U.S., Canada, Australia and Europe, we offer mortgage insurance products that facilitate homeownership by enabling borrowers to buy homes with low-down-payment mortgages. These products also aid financial institutions in managing their capital efficiently by reducing the capital required for low-down-payment mortgages. For the nine months ended September 30, 2003, according to Inside Mortgage Finance, we were the third-largest provider of traditional flow mortgage insurance and the fourth-largest provider of all mortgage insurance in the U.S. (based upon new insurance written). We believe we are the largest provider of private mortgage insurance outside the U.S., with leading mortgage insurance operations in Canada, Australia and the U.K. and a growing presence in Continental Europe. The net premiums written in our international mortgage insurance business have increased by a compound annual growth rate of 44% for the two years ended December 31, 2002. For the nine months ended September 30, 2003, our Mortgage Insurance segment had pro forma segment net earnings of $292 million.

We also have a Corporate and Other segment, which consists primarily of net realized investment gains (losses), interest and other financing expenses that are incurred at our holding company level, unallocated corporate income and expenses, and the results of several small, non-core businesses that are managed outside our operating segments. For the nine months ended September 30, 2003, our Corporate and Other segment had a pro forma segment net loss of $69 million.

        We had $10.9 billion of total stockholder's interest and $99.9 billion of total assets as of September 30, 2003, on a pro forma basis. For the nine months ended September 30, 2003, on a pro forma basis, our revenues were $7.3 billion and our net earnings from continuing operations were $764 million. Upon the completion of this offering, we expect our principal life insurance companies to have financial strength ratings of AA- (Very Strong) from S&P, Aa3 (Excellent) from Moody's and A+ (Superior) from A.M. Best, and we expect our rated mortgage insurance companies to have financial strength ratings of AA (Very Strong) from S&P, Aa2 (Excellent) from Moody's and AA (Very Strong) from Fitch.

Market Environment and Opportunities

        We believe we are well positioned to benefit from a number of significant demographic, governmental and market trends, including the following:

  •
  Aging U.S. population with growing retirement income needs.    According to the U.S. Social Security Administration, from 1945 to 2001, U.S. life expectancy at birth increased from 62.9 years to 73.8 years for men and from 68.4 years to 79.4 years for women, respectively, and life expectancy is expected to increase further. In addition, increasing numbers of baby boomers are approaching retirement age. The U.S. Census Bureau projects that the percentage of the U.S. population aged 55 or older will increase from approximately 21% (61 million) in 2002 to more than 29% (95 million) in 2020. These increases in life expectancy and the average age of the U.S. population increase the risk that individuals will outlive their retirement savings. In addition, approximately $4.4 trillion of invested financial assets (25% of all U.S. invested financial assets) are held by people within 10 years of retirement and are expected to be converted to income as those people retire, according to a survey conducted by SRI Consulting Business Intelligence in 2002. We believe these trends will lead to growing demand for products, such as our annuities and other investment products, that help consumers accumulate assets and provide reliable retirement income.

  •
  Growing lifestyle protection gap.    The aging U.S. population and a number of other factors are creating a significant lifestyle protection gap for a growing number of individuals. This gap is the result of individuals not having sufficient financial resources, including insurance coverage, to ensure that their future assets and income will be adequate to support their desired future lifestyle. Other factors contributing to this gap include declining individual savings rates, rising healthcare and nursing home costs, and a shifting of the burden for funding protection needs from governments and employers to individuals. For example, many companies have reduced employer-paid benefits in recent years, and the Social Security Administration projected in 2003 that the annual costs of Social Security will exceed the program's tax revenue under current law in 2018, creating the potential for both long-term benefit reductions from these traditional sources and the need for individuals to identify alternative sources for these benefits. In addition, according to the U.S. Bureau of Economic Analysis, personal savings rates decreased from 10.9% in 1982 to 3.7% in 2002. Consumers are exposed to the rising costs of healthcare and nursing care during their retirement years, and some experts believe that many consumers are underinsured with respect to their protection needs. For example, according to the American Society on Aging and Conning Research & Consulting, approximately 70% of individuals in the U.S. aged 65 and older will require long-term care at some time in their lives, but in 2001, only 7% of individuals in the U.S. aged 55 and older had long-term care insurance. Moreover, the most recent Survey of Consumer Finances conducted by the Federal Reserve Board found that the median household's life insurance coverage decreased in recent years to 1.4 times household income, which we believe leaves a significant life insurance protection gap for individuals and families. We expect these trends to result in increased demand for our life, long-term care and small group life and health insurance products.

  •
  Increasing opportunities for mortgage insurance in the U.S. and other countries.    We believe a number of factors have contributed and will contribute to the growth of mortgage insurance in the U.S., Canada and Australia, where we have significant mortgage insurance operations. These factors include increasing homeownership levels (spurred in part by government housing policies that favor homeownership); expansion of low-down-payment mortgage loan offerings; legislative and regulatory policies that provide capital incentives for lenders to transfer the risks of low-down-payment mortgages to mortgage insurers; and expansion of secondary mortgage markets that require credit enhancements, such as mortgage insurance. We believe a number of these factors also are becoming evident in some European and Asian markets, where lenders increasingly are using mortgage insurance to manage the risks of their loan portfolios and to expand low-down-payment lending.

Competitive Strengths

        We believe the following competitive strengths will enable us to capitalize on opportunities in our targeted markets:

  •
  Leading positions in diversified targeted markets.    We have established leading positions in our targeted markets. In our Protection segment, we are a leading provider of several core products including term life insurance and individual long-term care insurance in the U.S. and payment protection insurance in Europe. In our Retirement Income and Investments segment, we are the leading provider of income annuities. In our Mortgage Insurance segment, we have leading operations in the U.S., Canada, Australia, and the U.K. We believe our leading positions provide us with the scale and breadth necessary to compete effectively in these markets as they continue to grow. We also believe our strong presence in multiple markets provides balance to our business, reduces our exposure to adverse economic trends affecting any one market and provides stable cash flow to fund growth opportunities.

  •
  Product innovation and smart breadth.    We have a tradition of developing innovative financial products to serve the needs of our customers. For example, we were the first to introduce long-term care insurance plans that enable married couples to share long-term care insurance benefits. We also introduced the GE Retirement Answer®, a guaranteed income annuity product that mitigates a number of the risks that accompany traditional guaranteed minimum income benefits offered by many of our competitors. We offer a breadth of products that meet the needs of consumers throughout the various stages of their lives. We refer to our approach to product diversity as "smart" breadth because we are selective in the products we offer and strive to maintain appropriate return and risk thresholds when we expand the scope of our product offerings. We believe our reputation for innovation and our smart breadth of products enable us to sustain strong relationships with our distributors. It also positions us to benefit from the current trend among distributors to reduce the number of insurers with whom they maintain relationships, while at the same time providing distributors continued access to a breadth of products.

  •
  Extensive, multi-channel distribution network.    We have extensive distribution reach and offer consumers access to our products through a broad network of financial intermediaries, independent producers and dedicated sales specialists. In addition, we maintain strong relationships with leading distributors by providing a high level of specialized and differentiated distribution support, such as product training, advanced marketing and sales solutions, financial product design for affluent customers and technology solutions that support the distributors' sales efforts, and by pursuing joint business improvement efforts. For example, in our mortgage insurance business, our AU Central® Internet platform provides lenders real-time access to multiple automated underwriting systems at the point of sale, helping them to originate loans more easily and efficiently. We also offer a joint business improvement program (originally developed by GE), called "At the Customer For the Customer," or ACFC, through which we help our independent sales intermediaries increase sales and realize greater cost and operational efficiencies in their businesses. We believe programs such as AU Central® and ACFC have been favorably received by our distributors and helped to differentiate us from our competitors.

  •
  Technology-enhanced, scalable, low-cost operating platform.    We have pursued an aggressive approach to cost-management and continuous process improvement. We employ an extensive array of cost management disciplines, including aggressive integration efforts, Six Sigma process reengineering and dedicated cost takeout teams. This has enabled us to reduce our recurring operating expenses and provide funds for new growth and technology investments. We also have developed sophisticated technological tools that enhance performance by automating key processes and reducing response times and process variations. These tools also make it easier for our customers and distributors to do business with us. For example, we recently introduced GENIUS®, a proprietary digital platform that automates our term life and long-term care insurance new business processing and improves the consistency and accuracy of our underwriting decisions. GENIUS® is designed to substantially shorten the cycle time from receipt-of-application to issuance-of-policy and significantly reduce our policy acquisition costs. In addition, we have centralized our operations and have established scalable, low-cost operating centers in Virginia, North Carolina, India and Ireland.

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  Disciplined risk management with strong compliance practices.    Risk management and regulatory compliance are critical parts of our business, and we are recognized in the insurance industry for our excellence in these areas. We employ comprehensive risk management processes in virtually every aspect of our operations, including product development, underwriting, investment management, asset-liability management and technology development programs. We have an experienced group of more than 130 professionals dedicated exclusively to our risk management processes. As part of GE, we have been able to develop and share best practices for risk management across GE's financial services businesses. These best practices include an in-force product review process, an early-warning system to identify emerging risks and leading-edge tools for investment risk assessment. We believe our disciplined risk management processes have enabled us to avoid a number of the pricing and product design pitfalls that have affected other participants in the insurance industry. For example, we have not offered a traditional guaranteed minimum income benefit with our variable annuities as offered by many of our competitors because we concluded the exposures inherent in these benefits exceed our permissible risk tolerance. In our mortgage insurance business, we have substantially limited our exposure to the riskier portions of the bulk and sub-prime mortgage insurance market. We take a similar disciplined approach to legal and regulatory compliance practices and throughout our company instill a strong commitment to integrity in business dealings and compliance with applicable laws and regulations. In recognition of this commitment, we have received the American Council of Life Insurers' Integrity First Award for compliance in both 2001 and 2002.

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  Strong balance sheet and high-quality investment portfolio.    We believe our size, ratings and capital strength provide us with a significant competitive advantage. We have a diversified, high-quality investment portfolio with $60.2 billion of investment securities, as of September 30, 2003, on a pro forma basis. More than 92% of our fixed-maturity securities had ratings equivalent to investment-grade, and less than 2% of our total investment portfolio consisted of equity securities, as of September 30, 2003, on a pro forma basis. We also actively manage the relationship between our investment assets and our insurance liabilities. Our prudent approach to managing our balance sheet reflects our commitment to maintaining financial strength.

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  Experienced and deep management team.    Our senior management team has an average of approximately 16 years of experience in the financial services industry. We have adopted GE's recognized practices for successfully developing managerial talent at all levels of our organization and have instilled a performance- and execution-oriented corporate culture that we will continue to foster as an independent company.

Growth Strategies

        Our objective is to increase operating earnings and enhance returns on equity. We intend to pursue this objective by focusing on the following strategies:

  •
  Capitalize on attractive growth trends in three key markets.    We have positioned our product portfolio and distribution relationships to capitalize on the attractive growth prospects in three key markets:

    Retirement income, where we believe growth will be driven by a variety of favorable demographic trends and the approximately $4.4 trillion of invested financial assets in the U.S. that are held by people within 10 years of retirement (according to SRI Consulting Business Intelligence). Our products are designed to enable the growing retired population to convert their invested assets into reliable retirement income.

    Protection, particularly long-term care insurance, where we believe growth will be driven by the increasing protection needs of the expanding aging population and a shifting of the burden for funding these needs to individuals from governments and employers. For example, according to the American Society on Aging and Conning Research & Consulting, approximately 70% of individuals in the U.S. aged 65 and older will require long-term care at some time in their lives, but in 2001, only 7% of individuals in the U.S. aged 55 and older had long-term care insurance.

    International mortgage insurance, where we continue to see attractive growth opportunities with the expansion of homeownership and low-down-payment loans. The net premiums written in our international mortgage insurance business have increased by a compound annual growth rate of 44% for the two years ended December 31, 2002. Our international mortgage insurance operations had net earnings of $106 million for the nine months ended September 30, 2003, or 36% of the total net earnings of our Mortgage Insurance segment.

  •
  Further strengthen and extend our distribution channels.    We intend to further strengthen and extend our distribution channels by continuing to differentiate ourselves in areas where we believe we have distinct competitive advantages. These areas include:

    Product and service innovations, as illustrated by new product introductions, such as the introduction in 2002 of our GE Retirement Answer® and our introduction of innovative private mortgage insurance products in the European market, which we believe have been well received by customers and have generated new distribution relationships for us. Our service innovations include programs such as our policyholder wellness initiatives in our long-term care insurance business and our AU Central® Internet platform in our mortgage insurance business.

    Collaborative approach to key distributors, which includes a joint business improvement program (originally developed by GE), called "At the Customer, For the Customer," or ACFC, and our platinum customer service desks, which have benefited our distributors and helped strengthen our relationships with them.

    Technology initiatives, such as our GENIUS® underwriting system, which makes it easier for distributors to do business with us by improving our term life and long-term care insurance underwriting speed and accuracy and also lowering operating costs.

  •
  Enhance returns on capital and increase margins.    We believe we will be able to enhance our returns on capital and increase our margins through the following:

    Rigorous product pricing and return discipline.    We intend to maintain strict product pricing disciplines that are designed to achieve our target returns on capital. Over the past two years, we introduced restructured pricing on newly issued policies in a number of product lines in each of our operating segments, which we believe will increase our expected returns on new business. In addition, we exited products that were not achieving our target returns. We expect our returns on capital to improve as the benefits of these actions emerge over time and as we continue our focus on maintaining target returns in the future.

    Capital efficiency enhancements.    We continually seek opportunities to use our capital more efficiently to support our business, while maintaining our ratings and strong capital position. For example, in 2003, we took actions to reduce the statutory capital required to support most of our new term and universal life insurance policies. We expect these actions will enhance the returns on equity on these blocks of business over time. In addition, we expect that the returns for our U.S. mortgage insurance business will increase as a result of our 2003 decision to reduce excess capital at our mortgage insurance subsidiaries by operating at an AA/Aa2 rating level. We are also pursuing additional capital efficiency enhancements in our U.S. mortgage insurance business, such as reducing our statutory contingency reserves (subject to regulatory approval).

    Enhance investment income.    As part of GE, the yield on our investment portfolio has been affected by the practice in recent years of realizing investment gains through the sale of appreciated securities and other assets during a period of historically low interest rates. This strategy was pursued to offset impairments in our bond portfolio, fund consolidations and restructurings in our business and provide current income. As we transition to being an independent public company, our investment strategy will be to optimize investment income without relying on realized investment gains. As a result of this strategy, we expect the yield on our investment portfolio to stabilize, with the potential for increases in a rising interest rate environment. We also will seek to improve our investment yield by continuously evaluating our asset class mix and pursuing additional investment classes.

    Ongoing operating cost reductions and efficiencies.    We will continually focus on reducing our cost base while maintaining strong service levels for our customers. We expect to accomplish this in each of our operating units through a wide range of cost management disciplines, including consolidating operations, using low-cost operating locations, reducing supplier costs, leveraging Six Sigma and other process improvement efforts, forming dedicated cost takeout teams and investing in new technology, particularly for web-based, digital end-to-end processes.

  •
  Pursue acquisitions opportunistically.    We intend to continue to complement our core growth strategy through selective acquisitions designed to enhance our earnings and returns, the breadth of our product portfolio, or our distribution reach. We have successfully completed the acquisition and integration of 13 key businesses since 1993. As a public company, we will have direct access to capital markets, which we believe will enable us to raise external capital in an efficient manner to facilitate selective acquisitions.

Protection

        Through our Protection segment, we offer life insurance, long-term care insurance, European payment protection insurance and employment-based group life and health insurance. The following table sets forth, on an actual and pro forma basis, selected financial information regarding our Protection segment as of the dates and for the periods indicated:

	Historical					Pro forma
	As of or for the nine months ended September 30,		As of or for the years ended December 31,			As of or for the nine months ended September 30,	For the year ended December 31,
	2003	2002	2002	2001	2000	2003	2002
(Dollar amounts in millions)
Revenues, net of reinsurance
Life insurance	$1,076	$1,079	$1,432	$1,511	$1,372	$1,076	$1,432
Long-term care insurance	1,774	1,535	2,087	1,921	1,539	1,576	1,798
European payment protection insurance	1,213	1,009	1,372	1,303	1,478	1,213	1,372
Group life and health insurance	509	536	714	708	528	509	714

Total revenues, net of reinsurance	$4,572	$4,159	$5,605	$5,443	$4,917	$4,374	$5,316

Segment net earnings
Life insurance	$161	$177	$252	$287	$213	$161	$252
Long-term care insurance	125	120	164	159	153	138	151
European payment protection insurance	69	52	82	58	99	69	82
Group life and health insurance	37	44	56	34	27	37	56

Total segment net earnings	$392	$393	$554	$538	$492	$405	$541

Assets
Life insurance	$11,530		$10,710	$10,218	$8,424	$11,530
Long-term care insurance	11,801		10,711	8,651	6,588	11,794
European payment protection insurance	3,653		3,866	4,108	5,521	3,653
Group life and health insurance	1,626		1,817	1,670	1,797	1,626

Total assets	$28,610		$27,104	$24,647	$22,330	$28,603

  Life insurance

  Overview

        Life insurance provides protection against financial hardship after the death of an insured by providing cash payments to the beneficiaries of the policyholder. According to the American Council of Life Insurers, sales of new life insurance coverage in the U.S. were $2.9 trillion in 2002, and total life insurance coverage in the U.S. was $16.3 trillion as of December 31, 2002. Excluding variable life insurance, the sales of which have been adversely affected by recent stock market volatility, annualized premiums for life insurance increased by an average of 9.1% per year from 1999 to 2002, according to LIMRA International.

        Our principal life insurance product is term life, which provides life insurance coverage with guaranteed level premiums for a specified period of time with little or no buildup of cash value that is payable upon lapse of the coverage. We have been a leading provider of term life insurance for more than two decades, and, in 2002, we were the fourth-largest provider of term life insurance in the U.S., based upon gross written premiums, according to LIMRA International, and we believe we were the leading provider of term life insurance through brokerage general agencies in the U.S. In addition to term life insurance, we offer universal life insurance products, which are designed to provide protection for the entire life of the insured and may include a buildup of cash value that can be used to meet the policyholder's particular financial needs during his lifetime. Our life insurance business also includes a closed block of whole life insurance that is in run-off. Whole life insurance offers the beneficiary benefits in the event of the insured's death for his entire life, provided premiums have been paid when due. Whole life insurance also allows for the buildup of cash value but has no investment feature.

        We price our insurance policies based primarily upon our own historical experience in the risk categories that we target. Our pricing strategy is to target individuals in preferred risk categories and offer them attractive products at competitive prices. Preferred risks include healthier individuals who generally have family histories that do not present increased mortality risk. We also have significant expertise in evaluating people with health problems and offer appropriately priced coverage for people who meet our underwriting criteria. Our mortality experience generally has compared favorably to the assumptions we have used in pricing our products, and we believe this is indicative of the quality of our underwriting decision-making. In addition, the persistency of our policies also has compared favorably to our pricing assumptions.

        We have been able to improve our returns on equity by implementing pricing, reinsurance and capital management actions in response to Regulation XXX, which requires insurers to establish additional statutory reserves for term and universal life insurance policies with long-term premium guarantees. Virtually all our newly issued term and universal life insurance business is now affected by Regulation XXX.

        We offer our life insurance products primarily through an extensive network of independent brokerage general agencies located throughout the U.S. We also offer our life insurance products through affluent market producer groups, financial intermediaries and dedicated sales specialists. We believe there are opportunities to expand our sales through each of these distribution channels.

        The following table sets forth selected financial information regarding our life insurance products as of the dates and for the periods indicated:

	Historical
	As of or for the nine months ended September 30,		As of or for the years ended December 31,
	2003	2002	2002	2001	2000
(Dollar amounts in millions)
Term life insurance
Revenues, net of reinsurance	$555	$541	$720	$753	$675
Annualized first-year premiums	87	103	138	105	211
Future policy benefits/policy account balances, net of reinsurance	608	532	567	559	517
Life insurance in force, net of reinsurance (face amount)	220,431	237,440	189,545	201,903	177,703
Universal and whole life insurance
Revenues, net of reinsurance	521	538	712	758	697
Annualized first-year premiums	46	41	64	41	63
Future policy benefits/policy account balances, net of reinsurance	4,491	4,416	4,439	4,393	4,335
Life insurance in force, net of reinsurance (face amount)	41,188	42,353	42,317	43,698	47,223
Total life insurance(1)
Revenues, net of reinsurance	1,076	1,079	1,432	1,511	1,372
Annualized first-year premiums	133	144	202	146	274
Future policy benefits/policy account balances, net of reinsurance	5,099	4,948	5,006	4,952	4,852
Life insurance in force, net of reinsurance (face amount)	261,619	279,793	231,862	245,601	224,926

(1)
Excludes life insurance written through our group life and health insurance business, a corporate-owned life insurance run-off block managed by our long-term care insurance business and variable life insurance written through our Retirement Income and Investments segment.

  Products

  Term life insurance

        Our term life insurance policies provide a death benefit if the insured dies while the coverage is in force. Term life policies lapse with little or no required payment by us at the end of the coverage period if the insured is still alive. We also offer policyholders the right to convert most of our term insurance policies to specified universal or variable universal life insurance policies issued by us. We seek to reduce the mortality risk associated with conversion by restricting its availability to certain ages and by limiting the period during which the conversion option can be exercised.

        Our primary term life insurance products have guaranteed level premiums for initial terms of 5, 10, 15, 20 or 30 years. In addition, our 5-year products offer, at the end of the initial term, a second 5-year term of level premiums, which may or may not be guaranteed. After the guaranteed period expires, premiums increase annually and the policyholder has the option to continue under the current policy by paying the increased premiums without demonstrating insurability or qualifying for a new policy by submitting again to the underwriting process. Coverage continues until the insured reaches the policy expiration age or the policyholder ceases to make premium payments or otherwise terminates the policy, including potentially converting to a permanent plan of insurance. The termination of coverage is called a lapse. For newer policies, we seek to reduce lapses at the end of the guaranteed period by gradually grading premiums to the attained age scale of the insured over the five years following the guaranteed period. After this phase-in period, premiums continue to increase as the insured ages.

  Universal life insurance

        Our universal life insurance policies provide policyholders with lifetime death benefit coverage, the ability to accumulate assets on a flexible, tax-deferred basis, and the option to access the cash value of the policy through a policy loan, partial withdrawal or full surrender. Our universal life products allow policyholders to adjust the timing and amount of premium payments. We credit premiums paid, less certain expenses, to the policyholder's account and from that account deduct regular expense charges and certain risk charges, known as cost of insurance, which generally increase from year to year as the insured ages. Our universal life insurance policies accumulate cash value that we pay to the insured when the policy lapses or is surrendered. Most of our universal life policies also include provisions for surrender charges for early termination and partial withdrawals. As of September 30, 2003, 66% of our in-force block of universal life insurance was subject to surrender charges. We also sell joint, second-to-die policies that are typically used for estate planning purposes. These policies insure two lives rather than one, with the policy proceeds paid after the death of both insured individuals.

        We credit interest on policyholder account balances at a rate determined by us, but not less than a contractually guaranteed minimum. Our in-force universal life insurance policies generally have minimum guaranteed crediting rates ranging from 4.0% to 6.0% for the life of the policy, with a majority of those products currently crediting rates between 4.0% and 5.5%. The most frequent minimum guaranteed crediting rate as of September 30, 2003 was 4.0%. With interest rates currently at or near historical lows, we are seeking regulatory authorization to reduce our minimum guaranteed crediting rates for new policies.

  Underwriting and pricing

        We believe that effective underwriting and pricing are significant drivers of the profitability of our life insurance business, and we have established rigorous underwriting and pricing practices to maximize our profitability. We retain a majority of the risk we underwrite, thereby minimizing the premiums ceded to reinsurers; however, we currently reinsure all risks in excess of $1 million per life. Our retention limit does not exceed $1 million per life, and the reinsured amount is generally based on the policy amount at the time of issue. We set pricing assumptions for expected claims, lapses, investment returns, expenses and customer demographics based on our own relevant experience and other factors. Our strategy is to price our products competitively for our target risk categories and not, necessarily, to be equally competitive in all categories.

        Our current underwriting guidelines place each insurable life insurance applicant in one of eight primary risk categories, depending upon current health, medical history and other factors. Each of these eight categories has specific health criteria, including the applicant's history of using nicotine products. We consider each life insurance application individually and apply our guidelines to place each applicant in the appropriate risk category, regardless of face value or net amount at risk. We may decline an applicant's request for coverage if his health or lifestyle assessment is unacceptable to us. We do not delegate underwriting decisions to independent sales intermediaries or to our dedicated sales specialists. Instead, all underwriting decisions are made by our own underwriting personnel or by our automated underwriting system. We often share information with our reinsurers to gain their insights on potential mortality and underwriting risks and to benefit from their broad expertise. We use the information we obtain from the reinsurers to help us develop effective strategies to manage those risks.

        We use independent laboratories to analyze blood and urine samples from applicants and to report their findings to us using standard laboratory techniques and metrics. For applicants of certain ages and for policies with higher face amounts, we collect and evaluate other medical information, such as EKGs and treadmill tests. We ask for comprehensive medical reports on an applicant when we believe existing medical risk factors make it appropriate to do so. We also actively monitor emerging medical technologies and diagnostic indicators, and we incorporate those in our underwriting process based on cost-effectiveness and market acceptance. We believe our monitoring and evaluation process facilitates more effective underwriting decisions and thereby improves our mortality performance.

        A key part of our life insurance underwriting program is the streamlined, technology-enhanced process called GENIUS®, which automates new business processing for term life insurance. With this proprietary digital platform, our automated systems are capable of making up to 50% of our underwriting decisions. GENIUS® is designed to significantly shorten the cycle time from receipt-of-application to issuance-of-policy and to reduce our policy acquisition costs. GENIUS® also improves the consistency and accuracy of our underwriting decisions by reducing information and decision-making variation.

  Long-term care insurance

  Overview

        We offer individual long-term care insurance products that provide protection against the high and escalating costs of long-term health care provided in the insured's home and in assisted living and nursing facilities. Insureds become eligible for benefits when they are incapable of performing certain activities of daily living or when they become cognitively impaired. In contrast to health insurance, long-term care insurance provides coverage for skilled and custodial care provided outside of a hospital. The typical claim covers a duration of care of 3 to 24 months.

        We were the leading provider of individual long-term care insurance in 2002, according to LIMRA International, based upon number of policies sold and annualized first-year premiums. We established ourselves as a pioneer in long-term care insurance almost 30 years ago. Since that time, we have accumulated extensive pricing and claims experience, which we believe is the most comprehensive in the industry and has enabled us to build what we believe is the largest actuarial database in the industry. We believe our experience gives us a deep understanding of what is required for long term, consistent success and has enabled us to develop a disciplined growth strategy built on a foundation of strong risk management, product innovation and a diversified distribution strategy.

        Total long-term care insurance premiums for in-force policies in the U.S. increased from approximately $2.4 billion in 1997 to $6.0 billion in 2002, according to LIMRA International, representing a compound annual growth rate of 20.5%. We believe the long-term care insurance market will continue to expand over time as the result of aging demographics, increasing medical costs, the lack of alternate sources to cover these costs (such as Medicare) and increasing public awareness of the need for long-term care insurance. According to the American Society on Aging and Conning Research & Consulting, approximately 70% of individuals in the U.S. aged 65 and older will require long-term care at some time in their lives, but in 2001, only 7% of individuals in the U.S. aged 55 and older had long-term care insurance.

        Given the relatively low penetration rate for long-term care insurance, we expect that sales of this product will increase with the growing public awareness of the discrepancy between long-term care costs and Medicare and other public benefits. As the leading provider of individual long-term care insurance, we have made significant investments to further the education and awareness of the benefits of long-term care insurance. Examples of these investments include the national sponsorship of the Alzheimer's Association annual Memory Walk, the creation of a national long-term care awareness day, and free access to our Center for Financial Learning website.

        Our rigorous focus on risk management in long-term care insurance is a key part of our disciplined growth strategy and we believe it has differentiated us from our competitors. This focus includes strong pricing disciplines, intelligent product positioning, experienced-based underwriting, sound claims adjudication, disciplined asset-liability management and extensive in-force monitoring processes. Our critical product pricing assumptions such as lapse rates, investment yields, mortality and morbidity are based upon 30 years of experience. As part of our approach to product pricing we stress test all our morbidity and other pricing assumptions through stochastic modeling. Our products are positioned to be particularly attractive to certain segments of the population, based on age and marital status, where we see consistent, favorable claims experience. Our extensive pricing and claims experience and databases enable us to perform in depth analysis so that we can respond to emerging experience and execute product pricing strategies to achieve target returns. We have comprehensive underwriting processes including an experienced team of underwriters, the use of field underwriting procedures that leverage our 1,800 long term care sales specialists, and advanced analytics and technology to improve our risk assessment and operating efficiency. We believe we have one of the largest and most experienced claims organizations in the industry. Our claims adjudication process includes a pre-eligibility assessment by an experienced health professional to establish preliminary claims eligibility, followed by an on-site assessment and care coordination phase to validate eligibility and to design an appropriate plan of care. To mitigate exposure to interest rate risk, including interest rate risk on the investment of in-force premiums, we execute investment and hedging strategies designed to closely match the duration of assets and liabilities related to our long-term care policies. Finally, our in-force monitoring processes include on-going evaluations of product performance, external validation of risks and various simulation tests including stochastic modeling.

        Throughout our history, we have consistently been a leader in product innovation. We were one of the first long-term care insurers to offer home care coverages and the first to offer shared plan coverage for married couples. We developed these innovations based upon our risk analytics and in response to policyholder needs and emerging claims experience. Our most recent innovations have included our policyholder wellness initiatives that are designed to improve the overall health of our policyholders. These initiatives provide valuable services to our policyholders, reduce claims expenses and differentiate us from our competitors.

        We have a network of diversified sales channels for our long-term care insurance products and services, including a dedicated sales team of approximately 1,800 specialists that account for approximately 58% of our production. The balance of our production comes from various other distribution relationships with financial intermediaries, independent producers and other affinity programs. More than 300 dedicated associates support these diversified distribution channels.

        The following table sets forth, on an actual and pro forma basis, selected financial information regarding our long-term care insurance business, which includes long-term care insurance, Medicare supplement insurance, as well as several run-off blocks of accident and health insurance and corporate-owned life insurance, as of the dates and for the periods indicated:

	Historical					Pro forma
	As of or for the nine months ended September 30,		As of or for the years ended December 31,			As of or for the nine months ended September 30,	As of or for the year ended December 31,
	2003	2002	2002	2001	2000	2003	2002
(Dollar amounts in millions)
Net earned premiums	$1,301	$1,134	$1,543	$1,432	$1,132	$1,152	$1,327
Annualized first-year premiums	186	196	257	255	209	186	257
Revenues, net of reinsurance	1,774	1,535	2,087	1,921	1,539	1,576	1,798
Reserves	8,556	7,299	7,606	6,473	5,656	7,156	6,342

  Products

        Our principal product is individual long-term care insurance. Prior to the mid-1990s, we issued primarily indemnity policies, which provide for fixed daily amounts for long-term care benefits. Since the mid-1990s, we have offered primarily reimbursement policies, which provide for reimbursement of documented expenses for nursing home, assisted living facilities or home care expenses. As of September 30, 2003, our in-force policies consisted of approximately 82% reimbursement policies and 18% indemnity policies, measured on a pro forma premium-weighted basis. Reimbursement policies permit us to review individual claims expenses and, therefore, provide greater control over claims cost management than indemnity policies.

        Our current long-term care insurance product offerings include a comprehensive coverage product that includes features such as no elimination period for home-care benefits, international coverage and a choice between monthly maximum expense limits and daily limits. We also offer a lower-priced alternative that allows customization of individual benefit plans, including an option that provides reimbursement for 50% of home-care benefits.

        Our products provide customers with a choice of a maximum period of coverage from two years to ten years, as well as lifetime coverage. Our current products also provide customers with different choices for the maximum reimbursement limit for their policy, with $100 to $150 per day being the most common choices nationwide. Our new policies can be purchased with a benefit increase option that provides for increases in the maximum reimbursement limit at a fixed rate of 5% per year, which helps to mitigate customers' exposure to increasing long-term care costs. Many long-term care insurance policies sold in the industry have a feature referred to as an elimination period that is a minimum period of time that an insured must incur the direct cost of care before becoming eligible for policy benefits. Although many of our new policies have no elimination period for home care coverage, the majority of our new policies do have an elimination period for care provided in assisted living and nursing facilities. All of these product features allow customers to tailor their coverage to meet their specific requirements and allow us to price our products with better predictability regarding future claim costs.

        We sell our long-term care insurance policies on a guaranteed renewable basis, which means that we are required to renew the policies each year as long as the premium is paid. The terms of all our long-term care insurance policies permit us to increase premiums during the premium-paying period if appropriate in light of our experience with a relevant group of policies, although historically it has been our practice not to do so. We may increase premiums on a group of policies in response to those policies' performance, subject to the receipt of regulatory approvals. However, we may not increase premiums due to changes in an individual's health status or age.

        In addition to our individual long-term care insurance products, we also offer a group long-term care insurance program for GE employees in the U.S. This group program currently consists of approximately 40,000 long-term care insurance policies and accounted for approximately $19 million of earned premiums for the nine months ended September 30, 2003.

        We also offer Medicare supplement insurance that provides coverage for Medicare-qualified expenses that are not covered by Medicare because of applicable deductibles or maximum limits. Medicare supplement insurance often appeals to a similar sector of the population as long-term care insurance, and we believe we will be able to use our marketing and distribution strengths for long-term care insurance products to increase sales of Medicare supplement insurance.

        The financial results of our long-term care insurance business also include the results of our Medicare supplement insurance product and several small run-off blocks of accident and health insurance products and corporate-owned life insurance. We believe that these blocks of business do not have a material effect on the results of our long-term care insurance business.

        Prior to the completion of this offering, we will reinsure a block of our in-force long-term care insurance business with UFLIC, and we will assume a small in-force block of Medicare supplement insurance from UFLIC. See "Arrangements Between GE and Our Company—Reinsurance Transactions."

  Underwriting and pricing

        We employ extensive medical underwriting policies and procedures to assess and quantify risks before we issue our long-term care insurance policies. For individual long-term care products, we use underwriting criteria that are similar to, but separate from, those we use in underwriting life insurance products. Depending upon an applicant's age and health status, we use a variety of underwriting information sources to determine morbidity risk, or the probability that an insured will be unable to perform activities of daily living or suffer cognitive impairment, and eligibility for insurance. The process entails a comprehensive application that requests health, prescription drug and lifestyle- and activity-related information. Higher-risk applicants are also required to participate in an assessment process by telephone or in person. A critical element of this assessment process is a cognitive exam to identify early cognitive impairments. In addition, an experienced long-term care insurance underwriter conducts a comprehensive review of the application, the results of the assessment process and, in many cases, complete medical records from the applicant's physicians.

        To streamline the underwriting process and improve the accuracy and consistency of our underwriting decisions, we implemented the GENIUS® automated underwriting technology in our long-term care insurance business beginning in January 2003. We currently process approximately 25% of our long-term care insurance applications through GENIUS®, and we expect to introduce further enhancements in 2004 that will increase the use of GENIUS® in processing our long-term care insurance applications.

        We believe we have one of the largest and most experienced long-term care insurance claims management operations in the industry. Our claims adjudication process includes, with respect to newer policies, a pre-claim assessment by an experienced health professional who establishes preliminary claims eligibility, followed by an on-site assessment and care coordination phase to validate eligibility and to work with the customer in determining an appropriate plan of care. Continued claims eligibility is verified through an ongoing eligibility assessment for existing claimants. We will continue to make investments in new processes and technologies that will improve the efficiency and effectiveness of our long-term care insurance expense tracking and claims decision-making process.

        The overall profitability of our long-term care insurance policies depends to a large extent on the degree to which our morbidity and mortality experience, lapse rates and investment yields match our pricing assumptions. We believe we have the largest actuarial database in the industry, derived from almost 30 years of experience in offering long-term care insurance products. This database has provided substantial claims experience and statistics regarding morbidity risk, which has helped us to develop a sophisticated pricing methodology tailored to segmented risk categories, depending upon marital status, medical history and other factors. We continually monitor trends and developments that may affect the risk, pricing and profitability of our long-term care insurance products and adjust our new product pricing and other terms as appropriate. We also work with a Medical Advisory Board, composed of independent experts from the medical and nursing care industries, that provides insights on emerging morbidity and medical trends, enabling us to be more proactive in our risk segmentation, pricing and product development strategies.

  European payment protection insurance

  Overview

        We provide payment protection insurance to customers throughout Europe. Payment protection insurance helps consumers meet their payment obligations on outstanding financial commitments, such as mortgages, personal loans or credit cards, in the event of a misfortune such as illness, involuntary unemployment, temporary incapacity, permanent disability or death. We currently offer payment protection insurance in the U.K., where we have offered the product for more than 30 years, and in 12 other European markets, including Denmark, Finland, France, Germany, Ireland, Italy, The Netherlands, Norway, Portugal, Spain, Sweden and Switzerland.

        Finaccord, an industry research firm, estimates that, in 2002, gross written premiums for payment protection insurance with an involuntary unemployment, temporary incapacity, permanent disability or death element were approximately €25.7 billion in the U.K. and the six other European countries it reviewed. Between 1998 to 2002, Finaccord estimates that the average annual growth rates in these seven countries were approximately 10% for retail lending balances and 16.9% for mortgage loans. The U.K. is the largest and most mature market compared to the Republic of Ireland and countries in Continental Europe. Although recent growth rates and margins have varied throughout Continental Europe, they are generally significantly higher than in the U.K.

        We distribute our payment protection products primarily through financial institutions, such as major European banks, which offer our insurance products in connection with underlying loans or other financial products they sell to their customers. Under these arrangements, the distributors typically take responsibility for branding and marketing the products, allowing us to take advantage of their distribution capabilities, while we take responsibility for pricing, underwriting and claims payment. As of September 30, 2003, we had arrangements with approximately 75 distributors, including 56 outside the U.K.

        We continue to implement innovative methods for distributing our payment protection insurance products, including using web-based tools that provide our distributors with a cost-effective means of applying and selling our products in combination with a broad range of underlying financial products. We believe these innovative methods also will make it easier to establish arrangements with new distributors.

        During the nine months ended September 30, 2003, we entered into 27 new arrangements with financial institutions in Continental Europe and the Republic of Ireland and one new arrangement in the U.K. As we enter into new arrangements and as existing arrangements become due for renewal, we are focused on maintaining a disciplined approach to growth, with an emphasis on arrangements that achieve our targeted returns on capital and increase our operating earnings.

  Products

        Our principal product is payment protection insurance, which can support any loan, credit agreement or other financial commitment. Depending upon the type of financial product or commitment, our policies may cover all or a portion of the policyholder's obligation or may cover monthly payments for a fixed period of time. We are able to customize the circumstances under which benefits are paid from among the range of events that can prevent policyholders from meeting their payment obligations. In the event of a policyholder's illness, involuntary unemployment or other temporary inability to work, we cover monthly payment obligations until the policyholder is able to return to work, usually subject to a maximum period of 24 months. In the event of a policyholder's death or permanent disability, we typically repay the entire covered obligation.

        In addition to payment protection insurance, we offer related consumer protection products, primarily in the U.K., including:

  •
  Personal accident insurance, which provides a lump-sum benefit in the event that the policyholder sustains a temporary or permanent disability or death as the result of an accident;

  •
  Guaranteed asset protection, which, in the event of an automobile accident, covers any shortfall between the insured value of the vehicle and any outstanding balance under the related loan;

  •
  Purchase protection, which covers losses in the event that products purchased with a credit or debit card are lost, damaged or stolen within a specified period after purchase; and

  •
  Travel insurance, which provides benefits following certain events, such as trip cancellation, medical emergency or death, and the incurrence of legal expenses while traveling. We decided to discontinue this business as of January 1, 2004 because of unfavorable returns, although we will continue to write new consumer policies under our existing contracts with distributors until these contracts expire.

With the exception of our travel insurance arrangements, we will continue to evaluate opportunities to take advantage of our European operations and distribution infrastructure to offer these, and other consumer protection insurance products, more broadly throughout Europe.

        The following table sets forth selected financial information regarding our payment protection insurance and other related consumer protection insurance products as of the dates and for the periods indicated:

	Historical
	As of or for the nine months ended September 30,		As of or for the years ended December 31,
	2003	2002	2002	2001	2000
(Dollar amounts in millions)
Gross written premiums	$1,179	$1,087	$1,548	$1,229	$1,534
Net earned premiums	1,129	916	1,242	1,161	1,291
Total revenues, net of reinsurance	1,213	1,009	1,372	1,303	1,478
Losses and loss adjustment expenses	270	220	307	266	304
Reserves	2,311	2,172	2,342	1,949	2,350

        We work with our distributors to design and promote insurance products in ways that best complement their product strategies and risk profiles and to ensure that our products comply with all applicable consumer regulations. Through this close cooperation, we believe there are opportunities to increase the benefit of these arrangements by extending our payment protection insurance products across the full range of consumer finance products offered by our distributors. We are also working closely with our distributors to help them increase the percentage of their customers who purchase our protection insurance at the time they enter into a loan or financial commitment and reduce the percentage of customers who elect not to renew our policies upon expiration. Consumers generally pay premiums for our insurance to our distributors, who in turn forward these payments to us, typically net of commissions.

        The following table sets forth gross written premiums for payment protection insurance and other related consumer protection products, based upon the residence of the consumer (not the location of the distributor) for each of the periods indicated:

	Historical
	Nine months ended September 30,		Years ended December 31,
	2003	2002	2002	2001	2000
(Dollar amounts in millions)
Gross written premiums by region
U.K. and Republic of Ireland	$865	$858	$1,231	$960	$1,291
France	140	104	147	130	95
Nordic region(1)	102	74	104	76	67
Southern region(2)	51	31	43	47	53
Central region(3)	21	20	23	16	28

Total gross written premiums	$1,179	$1,087	$1,548	$1,229	$1,534

(1)
Finland, Sweden, Norway and Denmark.

(2)
Portugal, Spain and Italy.

(3)
Germany, Switzerland and The Netherlands.

        Our payment protection insurance business, in terms of gross written premiums, is concentrated with relatively few large distributors, and our top five distributors accounted for 63% of our gross written premiums during the nine months ended September 30, 2003, compared to 71% during the nine months ended September 30, 2002. Similarly, during the nine months ended September 30, 2003, the U.K. accounted for approximately 62% of our gross written premiums. Our top five U.K. distributors accounted for 54% of our total gross written premiums. For the nine months ended September 30, 2003 and the year ended December 31, 2002, GE Consumer Finance, the consumer finance division of GE, accounted for 17% and 15% of our European payment protection insurance gross written premiums, respectively. Prior to the completion of this offering, we will enter into a five-year agreement, subject to certain early termination provisions, that extends this relationship and provides us with the right to be the exclusive provider of payment protection insurance in Europe for GE's consumer finance operations in jurisdictions where we offer these products.

        Consistent with our focus on disciplined growth and returns on capital, as we enter into new arrangements and review existing arrangements with distributors, we will seek to manage these arrangements and deploy capital where we believe we can achieve the highest returns while strengthening our client relationships. In some cases, particularly in the U.K., we have arrangements in place that account for significant revenue without a corresponding benefit to returns on capital. As these arrangements come up for renewal, we intend to reprice these arrangements more favorably, or if this is not possible for competitive or other reasons, in most cases we will not renew them. For example, we did not renew arrangements with our largest distributor (as measured by gross written premiums), a large U.K. bank, which accounted for 24% of gross written premiums during the nine months ended September 30, 2003, when these arrangements expired at the end of 2003. Although we expect our revenue, over the next few years, to decline as existing policies from these less profitable arrangements begin to run off, we believe this will not have a material impact on our operating earnings and will have a favorable effect on our returns as capital is released and redeployed into markets with potential for higher growth and returns.

        We are continuing to diversify and expand our base of distributors. We are also exploring growth opportunities in Central and Eastern Europe, which we believe will be increasingly receptive to payment protection insurance as consumer lending further develops in those markets. In addition, we believe the accession of additional countries to the European Union will facilitate our entry into those markets.

  Underwriting and pricing

        We have more than 30 years of experience in underwriting payment protection insurance. Consistent with market practices, our payment protection insurance currently is underwritten and priced on a program basis, by type of product and by distributor, rather than on the basis of the characteristics of the individual policyholder. In setting prices, we take into account the underlying obligation, the particular product features and the average customer profile of the distributor (including data such as customer age, gender and occupation). We also consider morbidity and mortality rates, lapse rates and investment yields in pricing our products. We believe our experience in underwriting allows us to provide competitive pricing to distributors and generate targeted returns and profits for our business.

  Group life and health insurance

  Overview

        We offer a full range of employment-based benefit products and services to employers with fewer than 1,000 employees, as well as select groups within larger companies that require highly customized benefit plans. Our group life and health insurance offering includes group non-medical insurance products, such as dental, vision, life and disability insurance; group medical insurance products, such as stop loss insurance and fully insured medical; and individual voluntary products. We use an independent network of approximately 5,000 licensed group life and health insurance brokers and agents, supported by our nationwide sales force of approximately 100 employees, to distribute our group life and health insurance products. Individual voluntary products are sold through employers and other worksite-based groups using a network of independent insurance producers. As of September 30, 2003, we provided employment-based benefit products and services to more than 29,000 organizations, including approximately 2.2 million plan participants.

        Many of the employers in our target market do not have large human resource departments with individuals devoted to benefit design, administration and budgeting. As a result, we work closely with independent group benefit brokers and the end customer or employer to design benefit plans to meet the employer's particular requirements. Our customers are small and mid-size employers that require knowledgeable independent group benefit brokers and insurance company representatives to understand their individual financial needs and employee profiles and to structure benefit plans that are appropriate for their particular size, geographical markets and resources. We believe our extensive experience and expertise in group life and health insurance products provide us with opportunities to foster close broker relationships and to assist employers in designing benefit plans, as well as selling traditional insurance products.

        The following table sets forth selected financial information regarding our group life and health insurance products as of the dates and for the periods indicated:

	Historical
	As of or for the nine months ended September 30,		As of or for the years ended December 31,
	2003	2002	2002	2001	2000
(Dollar amounts in millions)
Net earned premiums
Group non-medical insurance	$295	$301	$402	$440	$349
Group medical insurance	133	131	178	136	69
Individual voluntary products	27	29	38	34	35

Total net earned premiums	$455	$461	$618	$610	$453

Revenues, net of reinsurance
Group non-medical insurance	$324	$333	$448	$491	$387
Group medical insurance	156	171	224	179	101
Individual voluntary products	29	32	42	38	40

Total revenues, net of reinsurance	$509	$536	$714	$708	$528

Reserves
Group non-medical insurance	$1,042	$1,032	$1,036	$1,021	$472
Group medical insurance	62	61	72	64	51
Individual voluntary products	39	39	39	38	37

Total reserves	$1,143	$1,132	$1,147	$1,123	$560

Coverages(1)
Group non-medical insurance	41,067	41,362	41,234	40,689	24,668
Group medical insurance	1,728	1,876	1,823	1,745	1,503
Individual voluntary products	3,355	3,365	3,320	3,531	3,481

(1)
"Coverages" refers to covered groups within a line of coverage. A "covered group" consists of all the employees of a covered company or a select group of employees within a company. A covered group with multiple lines of coverage is counted separately for each line of coverage.

  Products

        We offer a full range of employee benefits products for the group, group voluntary and individual voluntary markets. We sell group benefits exclusively to employers, which pay all or most of the applicable premiums. We sell group voluntary and individual voluntary benefits through employers to employees, who generally pay all or most of the premiums through payroll deductions. Coverage in both group and group voluntary benefits generally ceases upon the termination of employment, whereas coverage in individual voluntary benefits continues after the termination of employment. Voluntary benefit products enable an employer to expand its available employee benefits without adding to the company's costs. As a result, these programs allow employees to select benefit packages to meet their individual and family needs and budgets, generally at lower premiums than they would pay for comparable benefit packages assembled independently. Employers help to administer group and group voluntary benefits, and we administer individual voluntary benefits with little involvement from employers.

  Group non-medical insurance

        Our group non-medical insurance consists of dental and vision, life and disability insurance products.

        Dental and vision insurance.    Our group dental coverage provides benefits to insured employees and their eligible dependents for specified dental services. We also offer dental managed-care plans, which provide differentiated benefit levels depending upon whether the dental provider is a member of a nationwide network. Vision coverage generally is offered as a supplement to dental coverage.

        Life insurance.    Our group term life insurance product provides benefits in the event of an insured employee's death. The death benefit can be based upon an individual's earnings or occupation, or can be fixed at a set dollar amount. Our products also include optional accidental death and dismemberment coverage as a supplement to our term life insurance policies. This coverage provides benefits for an insured employee's loss of life, limb or sight as a result of accidental death or injury.

        Disability insurance.    Our group long-term disability coverage is designed to cover the risk of employee loss of income during prolonged periods of disability. Our group short-term disability coverage provides partial replacement of an insured employee's weekly earnings in the event of disability resulting from an injury or illness. Benefits can be a set dollar amount or based upon a percentage of earnings.

  Group medical insurance

        Our group medical insurance consists of stop loss insurance and fully insured medical.

        Stop loss insurance.    Our stop loss insurance coverage is written for employers that self-insure their employee medical benefits and covers the risk of higher-than-expected claims experience. Our coverage provides reimbursement for claims in excess of a predetermined level.

        We recently launched GE Health Manager™, which is an integrated self-funded medical benefits program that provides employers with stop-loss reinsurance coverage coupled with administrative services. GE Health Manager™ provides simplified on-line administration and effective claims management to employers in our target market. This integrated product provides us with the ability to analyze claims expenses and frequencies and suggest alternative premium structures and customized services to reduce employers' benefits costs.

        Fully insured medical.    Our group medical coverage provides benefits for insured employees and their dependents for hospital, surgical and ancillary medical expenses. We offer several types of plans with a wide range of plan features, such as indemnity plans, which contain deductibles and co-insurance payments, and preferred provider organization plans, or PPO plans, which reduce deductibles and co-insurance payments for medical services provided by members of a preferred provider network of healthcare providers.

        We have purchased excess-of-loss reinsurance coverage to limit our exposure to losses from our group medical insurance policies. This reinsurance covers losses in excess of specified amounts arising from individual claims, as well as aggregate claims from a single group.

  Individual voluntary products

        We offer individual voluntary life and health insurance and annuity contracts through worksite marketing programs in which our representatives visit employer premises and make presentations to employees. Our individual health coverage consists primarily of short-term disability benefits with benefit periods generally ranging from nine months to two years. Although the policies are sold in connection with a benefit package offered to company employees, each policyholder receives an individual policy, and coverage can continue after termination of employment if the policyholder continues to make premium payments.

  Underwriting and pricing

        Group insurance pricing is different from individual product pricing in that it reflects the group's claims experience, when appropriate. The risk characteristics of each group are reviewed at the time the policy is issued and each year thereafter, resulting in ongoing adjustments to the group's pricing. The key rating and underwriting criteria are the group's demographic composition, including the age, gender and family composition of the group's members, the industry of the group, geographic location, regional economic trends, plan design and the group's prior claims experience.

        We have a data warehouse that is integrated with all our claims processing systems. The data warehouse contains at least seven years of experience for each product that helps us predict future experience by modeling the impact of changes in current rates against historic claims for each employer's particular profile. Our automated underwriting quotation and renewal systems efficiently process low-risk cases and identify high-risk cases for further underwriter review. We also have developed proprietary automated underwriting techniques that enhance the speed and accuracy of, and reduce variations in, our underwriting decision-making.

  Competition

        We face significant competition in all our Protection segment operations. Our competitors include other large and highly rated insurance carriers. Some of these competitors have greater resources than we do, and many of them offer similar products and use similar distribution channels. We also face competition in our life, long-term care and group insurance product lines for independent sales intermediaries and our dedicated sales specialists. This competition is based primarily upon product pricing and features, compensation and benefits structure and support services offered. We continuously provide technology upgrades and enhanced training, and we seek to improve service for our independent sales intermediaries and dedicated sales specialists.

        In our European payment protection insurance business, we are one of the few payment protection insurance providers with operations across Europe. Our competitors are divided into two broad groups: the large pan-European payment protection providers and local competitors, consisting principally of smaller national insurance companies. We also compete with captive insurers, particularly in the U.K., as our distributors increasingly consider the benefits of providing payment protection insurance directly to their customers.

Retirement Income and Investments

  Overview

        Through our Retirement Income and Investments segment, we offer fixed deferred, fixed immediate, and variable deferred annuities. We offer these products to a broad range of consumers, generally aged 45 and older, who want to accumulate tax-deferred assets for retirement, desire a tax-efficient source of income during their retirement, and seek to protect against outliving their assets during retirement. According to LIMRA International, sales of individual annuities were $220 billion in 2002, the last year for which industry data regarding aggregate sales of individual annuities is available, compared to $185 billion in 2001. For the nine months ended September 30, 2003, based upon premiums and deposits, we were the largest provider of income annuities in the U.S., according to LIMRA International.

        We offer fixed and variable deferred annuities, in which assets accumulate until the contract is surrendered, the contractholder dies or the contractholder begins receiving benefits under an annuity payout option, as well as retirement or fixed immediate annuities, in which payments begin within one year of issue and continue for a fixed period or for life. We believe our wide range of fixed annuity products has provided a stable source of asset growth during volatile equity and bond markets in recent years, and our variable annuity offerings continue to appeal to contractholders who wish to participate in returns linked to equity and bond markets. We also offer variable life insurance through our Retirement Income and Investments segment because this product provides investment features that are similar to our variable annuity products.

        In addition to our annuity and variable life insurance products, we also offer a number of specialty products, including guaranteed investment contracts, or GICs, funding agreements and structured settlements. We sell GICs to ERISA-qualified plans, such as 401(k) plans, and we sell funding agreements to money market funds that are not ERISA-qualified and to other institutional investors. Our structured settlements provide an alternative to a lump sum settlement generally in a personal injury lawsuit and typically are purchased by property and casualty insurance companies for the benefit of an injured claimant with benefits scheduled to be paid throughout a fixed period or for the life of the claimant. For the nine months ended September 30, 2003, according to LIMRA International, we were the fifth-largest provider of structured settlement products, based upon production, though we intend to offer them on a selective basis in the future. In addition, we offer private asset management services for affluent individual investors.

        We structure our annuity products through a rigorous pricing and underwriting process designed to achieve targeted returns based upon each product's risk profile and our expected rate of investment returns. We compete for sales of annuities through competitive pricing policies and innovative product design. For example, we recently introduced the GE Retirement Answer®, or GERA™, which is an annuity product that guarantees a minimum income stream to the contractholder at the end of an accumulation period, but avoids a number of the risks to the insurer that generally accompany traditional products with guaranteed minimum income benefits. We also expect to continue to differentiate ourselves through other innovative products, and we are developing a suite of additional retirement income products for launch in 2004.

        We offer our annuities and other investment products primarily through financial institutions and specialized brokers, as well as independent accountants and independent advisers associated with our captive broker dealer.

        The following table sets forth selected financial information regarding our Retirement Income and Investments segment as of the dates and for the periods indicated:

	Historical
	As of or for the nine months ended September 30,		As of or for the years ended December 31,
	2003	2002	2002	2001	2000
(Dollar amounts in millions)
Spread-Based Products
Fixed annuities
Account value net of reinsurance, beginning of period	$13,630	$11,860	$11,860	$10,644	$10,887
Deposits	738	2,020	2,663	2,434	1,630
Interest credited	449	433	590	545	516
Surrenders and benefits	(903)	(1,096)	(1,473)	(1,752)	(2,373)
Product charges	(8)	(8)	(10)	(11)	(16)

Account value net of reinsurance, end of period	$13,906	$13,209	$13,630	$11,860	$10,644

Income annuities
Account value net of reinsurance, beginning of period	$4,673	$4,002	$4,002	$3,456	$3,151
Premiums and deposits	582	865	1,096	895	601
Interest credited	218	206	277	253	226
Surrenders and benefits	(561)	(493)	(679)	(580)	(507)
Product charges	(16)	(17)	(23)	(22)	(15)

Account value net of reinsurance, end of period	$4,896	$4,563	$4,673	$4,002	$3,456

GICs and funding agreements
Account value, beginning of period	$10,274	$8,693	$8,693	$5,800	$4,174
Premiums and deposits	2,550	3,557	3,862	4,228	2,135
Interest credited	225	176	230	315	305
Surrenders and benefits	(3,022)	(2,040)	(2,511)	(1,650)	(814)

Account value, end of period	$10,027	$10,386	$10,274	$8,693	$5,800

Structured settlements(1)
Account value, beginning of period	$11,544	$11,098	$11,098	$10,279	$9,686
Premiums and deposits	436	337	516	856	615
Interest credited	611	598	797	770	723
Surrenders and benefits	(672)	(629)	(847)	(778)	(730)
Product charges	(18)	(13)	(20)	(29)	(15)

Account value, end of period	$11,901	$11,391	$11,544	$11,098	$10,279

Total production of spread-based products(2)	$2,966	$6,155	$7,405	$7,716	$5,335
Total net earnings of spread-based products	120	134	166	207	198

Fee-Based Products
Variable annuities(1)
Account value, beginning of period	$9,048	$10,168	$10,168	$10,700	$9,646
Deposits	1,671	1,338	1,667	2,309	3,210
Interest credited and investment performance	981	(1,449)	(1,091)	(1,530)	(764)
Surrenders and benefits	(1,119)	(1,097)	(1,571)	(1,172)	(1,238)
Product charges	(86)	(96)	(125)	(139)	(154)

Account value, end of period	$10,495	$8,864	$9,048	$10,168	$10,700

Variable life insurance
Total premiums/deposits	$36	$38	$47	$53	$54
Future policy benefits/policy account balances, net of reinsurance	12	6	8	3	1
Separate account liability	257	216	220	395	281
Life insurance in force, net of reinsurance	3,653	3,601	3,628	3,476	2,881
Asset Management
Revenues	28	30	40	—	—
Assets under management	2,143	1,690	1,762	1,836	—
Total production of fee-based products(2)	2,240	1,738	2,289	2,291	3,111
Total net earnings of fee-based products	8	15	20	8	52
Total Retirement Income and Investments
Total revenues	2,792	2,769	3,756	3,721	3,137
Total assets	55,375	52,360	53,624	50,512	57,141
Total account value net of reinsurance, end of period	51,494	48,635	49,397	46,219	41,161
Total segment net earnings	128	149	186	215	250

(1)
Prior to the completion of this offering, we will cede to UFLIC, effective as of January 1, 2004, all of our in-force blocks of structured settlements and substantially all of our in-force blocks of variable annuities.

(2)
Consists of annualized first-year premiums and deposits.

  Products

  Fixed annuities

        We offer fixed single premium deferred annuities, or SPDAs, which provide for a single premium payment at time of issue, an accumulation period and an annuity payout period at some future date. During the accumulation period, we credit the account value of the annuity with interest earned at an interest rate, called the crediting rate. The crediting rate is guaranteed initially for a period of one to seven years, at the contractholders' option, and thereafter is subject to change based upon competitive factors, prevailing market rates and product profitability. Each contract also has a minimum guaranteed crediting rate. Our fixed annuity contracts are funded by our general account, and the accrual of interest during the accumulation period is generally on a tax-deferred basis to the owner. The majority of our fixed annuity contractholders retain their contracts for 5-10 years. After the period specified in the annuity contract, the contractholder may elect to take the proceeds of the annuity as a single payment or over time.

        Our fixed annuity contracts permit the contractholder at any time during the accumulation period to withdraw all or part of the single premium paid, plus the amount credited to his account, subject to contract provisions such as surrender charges that vary depending upon the terms of the product. The contracts impose surrender charges that typically vary from 5.0% to 8.0% of the account value, starting in the year of deposit and decreasing to zero over a 5- to 9-year period. The contractholder also may withdraw annually up to 10% of the account value without penalty. Approximately $10.3 billion, or 74.1% of the total account value of our fixed annuities as of September 30, 2003, were subject to surrender charges.

        At least once each month, we set an interest crediting rate for newly issued fixed SPDAs. We maintain the initial crediting rate for a minimum period of one year or the guarantee period, whichever is longer. Thereafter, we may adjust the crediting rate no more frequently than once per year for any given SPDA contract. Our in-force fixed annuity products generally have minimum guaranteed crediting rates ranging from 3.0% to 5.5% for the life of the contract, and currently we are crediting rates between 3.0% and 4.0% on a majority of those products. The most frequent minimum guaranteed crediting rate as of September 30, 2003 was 3%. We are in the process of filing new products with lower minimum guaranteed crediting rates and, as of December 31, 2003, we have received regulatory approval from 45 states. Minimum guaranteed rates will not change for our in-force contracts.

        Our earnings from fixed annuities are based upon the spread between the crediting rate on our fixed annuity contracts and the returns we earn on our investment of premiums in our general account.

  Income annuities

        We offer income annuities, also known in the industry as single premium immediate annuities, or SPIAs, which provide for a single premium at the time of issue and guarantee a series of payments beginning within one year of the issue date and continuing over a period of years.

        Our income annuities differ from deferred annuities in that they provide for contractually guaranteed payments that begin within one year of issue. Income annuities are not subject to surrender or borrowing by the contractholder, and therefore they provide us with the opportunity to match closely the underlying investment of the deposit received to the cash benefits to be paid under a policy and provide for an anticipated margin for expenses and profit, subject to credit, reinvestment and, in some cases, mortality risk.

        The two most common types of income annuities are the life-contingent annuity, which makes payments for the life of a contractholder, and the joint and survivor annuity, which continues to make payments to a second contractholder, such as a spouse, after the death of the contractholder. We also offer period certain annuities, which make payments for a minimum period from 5 to 20 years even if the contractholder dies within the term certain period. Income annuities typically are sold to contractholders approaching retirement. We anticipate higher sales of income annuities with the demographic shift toward more people reaching retirement age and focusing on their need for dependable retirement income.

  Variable annuities

        We offer variable annuities that allow the contractholder to make payments into separate investment accounts, as determined by the contractholder. Like a deferred fixed annuity, a deferred variable annuity has an accumulation period and a payout period. The main difference between our fixed annuity products and our variable annuity products is that the variable annuities allow the contractholder to allocate all or a portion of his account value to separate accounts that invest in investment accounts that are distinct from our general account and track the performance of selected mutual funds, including offerings from Fidelity, AIM and GE. There is no guaranteed minimum rate of return in these subaccounts, and the contractholder bears the entire risk associated with the performance of these subaccounts. Some of our variable annuities also permit the contractholder to allocate all or a portion of his account value to our general account, in which case we credit interest at specified rates, subject to certain guaranteed minimums, which are comparable to the minimum rates in effect for our fixed annuities.

        Similar to our fixed annuities, our variable annuity contracts permit the contractholder to withdraw all or part of the premiums paid, plus the amount credited to his account, subject to contract terms such as surrender charges. The cash surrender value of a variable annuity contract depends upon the value of the assets that have been allocated to the contract, how long those assets have been in the contract and the investment performance of the mutual funds to which the contractholder has allocated assets.

        Variable annuities provide us with fee-based revenue in the form of expense charges and, in some cases, mortality charges. These fees equal a percentage of the contractholder's assets in the separate account and typically range from 1.25% to 1.70% per annum. We also receive fees charged on assets allocated to our separate account to cover administrative costs, as well as a portion of the management fees from the mutual funds in which assets are invested.

        We also offer variable annuities with fixed account options and with bonus features. Variable annuities with fixed account options enable the contractholder to allocate a portion of his account value to the fixed account, which pays a fixed interest crediting rate. The portion of the account value allocated to the fixed account option represents general account liability for us and functions similarly to a traditional fixed annuity, whereas for the portion allocated to the separate account, the contractholder bears the investment risk. Our variable annuities with bonus features entitle the contractholder to an additional increase to his account value upon making a deposit. However, variable annuities with bonus features are subject to different surrender charge schedules and expense charges than variable annuities without the bonus feature.

        We provide our variable annuity contractholders with the option to purchase, as a separate rider, a guaranteed minimum death benefit, or GMDB, which provides the contractholder's survivors a minimum account value upon the contractholder's death. As of September 30, 2003, the account value of our variable annuities with GMDBs was approximately $10.3 billion, with related death benefit exposure of approximately $2.0 billion. We have reinsured approximately 65% of the account value and 85% of this in-force exposure. Assuming every contractholder died on September 30, 2003, as of that date, contracts with GMDB features not covered by reinsurance had an account value of $3.6 billion and a related death benefit exposure of $289 million net amount at risk. In addition to reinsurance, we establish reserves equal to the accumulated value of the charges for the benefit less any actual death benefit claims. In recent years, because of adverse claims experience and other factors, reinsurers began to withdraw from this market. Consequently, in June 2003, we stopped reinsuring all of our newly issued variable annuity contracts with GMDB features. In May 2003, we raised prices of, and reduced certain benefits under, our newly issued GMDBs. We continue to evaluate our pricing of GMDB features and intend to seek regulatory approval for additional price increases when appropriate.

        We continually review potential new variable annuity products and pursue only those where we believe we can achieve targeted returns in light of the risks involved. For example, unlike several of our competitors, we have not offered variable annuity products with traditional guaranteed minimum income benefits, or GMIBs, or with guaranteed minimum accumulation benefits, or GMABs. Traditional GMIB products guarantee a specified minimum appreciation rate for a defined period of time after annuity payments commence. GMAB products guarantee a customer's account value will be no less than the original investment at the end of a specified accumulation period, plus a specified interest rate.

        Although we do not offer traditional GMIBs or GMABs, we have been able to capitalize on the demand for products with guarantees with our GERA™ product, which we launched in April 2002. GERA™ is a variable deferred annuity that has a minimum 10-year scheduled deposit period for customers who desire guaranteed minimum income streams at the end of an accumulation period. If a contractholder makes the required scheduled deposits, he is guaranteed a minimum income stream at the end of the accumulation period. The income stream may exceed the guaranteed minimum based upon the performance of the separate accounts underlying the product. As of September 30, 2003, we had $154 million of lump-sum deposits and collected scheduled periodic deposits for this product. Based on key product design features, some of which have patents pending, we believe GERA™ allows us to provide our customers a guaranteed income annuity product that mitigates a number of the risks that accompany traditional guaranteed minimum income benefits offered by many of our competitors.

        Prior to the completion of this offering, we will reinsure our in-force variable annuities business, excluding the GERA™ product and a small block of contracts in run-off, with UFLIC. See "Arrangements Between GE and Our Company—Reinsurance Transactions."

  Variable life insurance

        We offer variable life insurance products that provide insurance coverage through a policy that gives the policyholder flexibility in investment choices and, in some products, in premium payments and coverage amounts. Our variable life products enable the policyholder to allocate all or a portion of his premiums to separate accounts that invest in investment accounts that are distinct from our general account and track the performance of selected mutual funds, including funds from Fidelity, AIM and GE. There is no guaranteed minimum rate of return in these subaccounts, and the policyholder bears the entire risk associated with the performance of these subaccounts. Some of our variable life insurance products also permit the policyholder to allocate all or a portion of his account value to our general account, in which case we credit interest at specified rates, subject to certain guaranteed minimums, which are comparable to the minimum rates in effect for our fixed annuities.

        Similar to our variable annuity products, we collect specified mortality and expense charges, fees charged on assets allocated to the separate account to cover administrative services and costs, and a portion of the management fees from the various underlying mutual funds in which the assets are invested. We collect cost of insurance charges on our variable life insurance products to compensate us for the mortality risk of the guaranteed death benefit, particularly in the early years of the policy when the death benefit is significantly higher than the value of the policyholder's account.

  Asset management

        We offer asset management services to affluent individual investors. Most of our clients for these services have accumulated significant retirement capital, and our principal asset management strategy is to help protect their retirement assets while taking advantage of opportunities for capital appreciation. Our asset management clients are referred to us through their financial advisers. We work with these financial advisers to develop portfolios consisting of individual securities, mutual funds and variable annuities designed to meet each client's particular investment objectives. Our products consist of separately managed accounts, managed mutual funds accounts, and managed variable annuity services. For each of these products, we receive a management fee based upon the amount of assets under management.

        A separately managed account is an individually managed client account in which multiple institutional money managers purchase a diversified portfolio of individual stocks on a client's behalf, in accordance with the client's defined needs and objectives. Our clients directly own the stocks in their individual portfolios, and we continuously monitor and evaluate each money manager and the investment performance in each portfolio. We also offer clients access to managed accounts investing in a variety of mutual funds, including funds offered by GE. By working in cooperation with our clients' financial advisers, we seek to achieve each client's investment objectives by selecting the optimal mutual funds.

        Our asset management services generally require minimum investments of $50,000. We currently manage more than $2 billion for more than 15,000 accounts worldwide.

        Prior to the completion of this offering, we offered a broad range of institutional asset management services to third parties. GEAM provided the portfolio management services for this business, and we provided marketing, sales and support services. We will not acquire the institutional asset management services business from GEFAHI, but we will continue to provide services to GEAM and GEFAHI related to this asset management business, including client introduction services, client retention services and compliance support. GEFAHI will pay us a fee of up to $10 million per year for four years to provide these services. The fee will be determined based upon the level of historical sales and third-party assets under management by GEAM over the four-year term.

  Guaranteed investment contracts and funding agreements

        We offer guaranteed investment contracts, or GICs, and funding agreements, which are deposit-type products that pay a guaranteed return to the contractholder on specified dates. GICs are purchased by ERISA-qualified plans, including 401(k) plans. Funding agreements are purchased by institutional accredited investors for various kinds of funds and accounts that are not ERISA-qualified. Purchasers of funding agreements include money market funds, bank common trust funds and other corporate and trust accounts and private investors in the U.S. and other countries.

        Substantially all our GICs allow for the payment of benefits at contract value to ERISA plan participants prior to contract maturity in the event of death, disability, retirement or change in investment election. We carefully underwrite these risks before issuing a GIC to a plan and historically have been able to effectively manage our exposure to these benefit payments. Our GICs typically credit interest at a fixed interest rate and have a fixed-maturity generally ranging from two to six years. Contractholders may terminate our GICs upon 90 days' notice, but subject to an adjustment to the contract value for changes in the level of interest rates from the time the GIC was issued.

        Our funding agreements generally credit interest on deposits at a floating rate tied to an external market index. To hedge our exposure to fluctuations in interest rates, we invest the proceeds backing floating-rate funding agreements in floating-rate assets. Some of our funding agreements are purchased by money market funds, bank common trust funds and other short-term investors. These funding agreements typically are renewed annually, and generally contain "put" provisions, through which the contractholder has an option to terminate the funding agreement for any reason after giving notice within the contract's specified notice period, which is generally 90 days but can be less than 30 days. GE Capital has agreed to guarantee our obligations under these funding agreements that were issued prior to November 18, 2003 and certain renewals with a final maturity on or before June 30, 2005. As of September 30, 2003, the aggregate amount outstanding of these funding agreements was approximately $3.6 billion, of which those with put option notice periods of 30 days or less was $750 million. We issue the remainder of our funding agreements to trust accounts to back medium-term notes purchased by investors. These funding agreements contain no early termination provisions and typically are issued for terms of one to seven years. As of September 30, 2003, the aggregate amount of these type of funding agreements was $2.9 billion.

        In addition to the GICs that we offer, prior to the completion of this offering, we also will enter into three agreements with affiliates of GE to manage a pool of municipal guaranteed investment contracts issued by those affiliates. Pursuant to these agreements, we will originate GIC liabilities and advise the GE affiliates regarding the investment, administration and management of their assets that support those liabilities. Under two of those agreements, we will receive an administration fee of 0.165% per annum of the maximum program size for those GE affiliates, which was an aggregate of $15 billion as of September 30, 2003. The initial term of these agreements will expire December 31, 2006, and the agreements will be renewable at each affiliate's option for successive one-year periods. The agreements also provide for termination fees in the event of early termination at the option of either affiliate. Under a third agreement with another affiliate, we will receive a management fee of 0.10% per annum of the book value of the investment contracts or similar securities issued by this affiliate, which was $2.98 billion as of September, 2003. Unless terminated at the option of this affiliate, the agreement will automatically renew on January 1 of each year for successive terms of one year. In addition, we will receive reimbursement of our operating expenses under each agreement. See "Arrangements Between GE and Our Company—Relationship with GE—Liability and Portfolio Management Agreements."

  Structured settlements

        Structured settlement contracts provide an alternative to a lump-sum settlement, generally in a personal injury lawsuit, and typically are purchased by property and casualty insurance companies for the benefit of an injured claimant. The structured settlements provide scheduled payments over a fixed period or, in the case of a life-contingent structured settlement, for the life of the claimant with a guaranteed minimum period of payments. These settlements offer tax-advantaged, long-range financial security to the injured party and facilitate claim settlement for the property and casualty insurance carrier. Structured settlement contracts are long-term in nature, guarantee a fixed benefit stream and generally do not permit surrender or borrowing against the amounts outstanding under the contract.

        Prior to the completion of this offering, GE Capital guaranteed some of our structured settlement contracts. After the completion of this offering, GE Capital will no longer guarantee any of our new structured settlement contracts.

        Prior to the completion of this offering, we will reinsure all of our in-force structured settlements business with UFLIC. See "Arrangements Between GE and Our Company—Reinsurance Transactions." We intend to continue to write structured settlements on a limited, opportunistic basis at targeted returns, capitalizing on our experience and relationships in this product.

  Underwriting and pricing

        We generally do not underwrite individual lives in our annuity products, other than structured settlements and some income annuities. Instead, we price our products based upon our expected investment returns and our expectations for mortality, longevity and persistency for the group of our contractholders as a whole, taking into account mortality improvements in the general population and our historical experience. We price variable and immediate deferred annuities by analyzing longevity and persistency risk, volatility of expected earnings on our assets under management, and the expected time to retirement. We price our GICs using customized pricing models that estimate both expected cash flows and likely variance from those expectations caused by reallocations of assets by plan participants. We price income annuities and structured settlements using our mortality experience and assumptions regarding continued improvement in annuitant longevity, as well as assumptions regarding investment yields at the time of issue and thereafter.

  Competition

        As in our Protection segment, we face significant competition in all our Retirement Income and Investments businesses. Many other companies actively compete for sales in our markets, including other major insurers, banks, other financial institutions, mutual fund and money asset management firms and specialty providers. In many of our product lines, we face competition from competitors that have greater market share or breadth of distribution, offer a broader range of products, services or features, assume a greater level of risk, have lower profitability expectations or have higher claims-paying ratings than we do. Many competitors offer similar products and use similar distribution channels. The substantial expansion of banks' and insurance companies' distribution capacities and expansion of product features in recent years has intensified pressure on margins and production levels and has increased the level of competition in many of our business lines.

        We believe competition in our Retirement Income and Investments businesses is based on several factors, including product features, customer service, brand reputation, penetration of key distribution channels, breadth of product offering, product innovations and price.

Mortgage Insurance

  Overview

        Through our Mortgage Insurance segment, we offer mortgage insurance in the U.S., Australia, Canada and Europe.

        Private mortgage insurance expands homeownership opportunities by enabling borrowers to buy homes with "low-down-payment mortgages," which are usually defined as loans with a down payment of less than 20% of the home's value. Low-down-payment mortgages are sometimes also referred to as high loan-to-value mortgages. Mortgage insurance products increase the funds available for residential mortgages by protecting mortgage lenders and investors against loss in the event of a borrower's default. These products also aid financial institutions in managing their capital efficiently by reducing the capital required for low-down-payment mortgages. If a borrower defaults on mortgage payments, private mortgage insurance reduces and, in some instances, eliminates the loss to the insured institution. Private mortgage insurance also facilitates the sale of mortgage loans in the secondary mortgage market.

        We have been providing mortgage insurance products and services in the U.S. since 1981 and now operate in all 50 states in the U.S. and the District of Columbia. For the nine months ended September 30, 2003, according to Inside Mortgage Finance, we were the third-largest provider of traditional flow mortgage insurance and the fourth-largest provider of all mortgage insurance in the U.S. (based upon new insurance written). We expanded our operations internationally throughout the 1990s and today we believe we are the largest provider of mortgage insurance outside the U.S. In 2002, we were the leading provider in Australia based upon new policies written according to Insurance Statistics Australia Limited, and one of two major insurers in Canada. We are also one of the leading private mortgage insurance providers in the developing European private mortgage insurance market. In addition to private mortgage insurance, we provide lenders with various underwriting and other products and services related to home mortgage lending.

        The following table sets forth selected financial information regarding our U.S. and international mortgage insurance business, as of and for the periods indicated:

	Historical
	As of or for the nine months ended September 30,		As of or for the years ended December 31,
	2003	2002	2002	2001	2000
(Dollar amounts in millions)
Assets
U.S. mortgage insurance	$4,004	$5,365	$4,650	$4,801	$4,534
International mortgage insurance	2,094	1,264	1,416	1,029	858

Total assets	$6,098	$6,629	$6,066	$5,830	$5,392

Primary insurance in force
U.S. mortgage insurance	$121,000	$120,600	$120,600	$125,400	$121,100
International mortgage insurance	123,400	78,700	87,200	59,300	45,900

Total primary insurance in force	$244,400	$199,300	$207,800	$184,700	$167,000

Risk in force
U.S. mortgage insurance	$31,500	$34,900	$33,800	$36,400	$37,700
International mortgage insurance(1)	36,400	22,800	25,700	16,700	12,500

Total risk in force	$67,900	$57,700	$59,500	$53,100	$50,200

New insurance written
U.S. mortgage insurance	$49,400	$31,600	$46,900	$47,100	$26,000
International mortgage insurance	27,200	22,500	31,400	18,000	13,800

Total new insurance written	$76,600	$54,100	$78,300	$65,100	$39,800

Net premiums written
U.S. mortgage insurance	$366	$399	$529	$592	$597
International mortgage insurance	318	224	311	205	151

Total net premiums written	$684	$623	$840	$797	$748

Net premiums earned
U.S. mortgage insurance	$374	$418	$550	$600	$587
International mortgage insurance	148	89	127	98	80

Total net premiums earned	$522	$507	$677	$698	$667

Total revenues, net of reinsurance
U.S. mortgage insurance	$501	$568	$750	$812	$769
International mortgage insurance	219	137	196	153	126

Total revenues, net of reinsurance	$720	$705	$946	$965	$895

Losses and expenses
U.S. mortgage insurance	$257	$152	$254	$316	$263
International mortgage insurance	63	41	64	65	51

Total losses and expenses	$320	$193	$318	$381	$314

Segment net earnings
U.S. mortgage insurance	$186	$302	$366	$366	$371
International mortgage insurance	106	62	85	62	43

Total segment net earnings	$292	$364	$451	$428	$414

Loss ratio(2)
U.S. mortgage insurance	15%	0%	6%	21%	7%
International mortgage insurance	8%	6%	9%	24%	20%
Total loss ratio	13%	1%	7%	21%	8%
Expense ratio(3)
U.S. mortgage insurance	55%	38%	41%	32%	37%
International mortgage insurance	16%	16%	17%	20%	23%
Total expense ratio	37%	30%	32%	29%	34%

(1)
Our businesses in Australia, New Zealand and Canada currently provide 100% coverage on the majority of the loans we insure in those markets. For the purpose of representing our risk in-force, we have computed an "Effective Risk in Force" amount, which recognizes that the loss on any particular loan will be reduced by the net proceeds received upon sale of the property. Effective risk in-force has been calculated by applying to insurance in-force a factor that represents our highest expected average per-claim payment for any one underwriting year over the life of our businesses in Australia, New Zealand and Canada. As of September 30, 2003 this factor was 35% in each of Australia, New Zealand and Canada.

(2)
The ratio of incurred losses and loss adjustment expense to net premiums earned.

(3)
The ratio of an insurer's general expenses to net premiums written. In our business, general expenses consist of underwriting, acquisition and insurance expenses, net of deferrals, and amortization of DAC and intangibles.

  U.S. mortgage insurance

  Overview

        The U.S. private mortgage insurance industry is defined in large part by the requirements and practices of Fannie Mae, Freddie Mac and other large mortgage investors. Fannie Mae and Freddie Mac purchase residential mortgages from mortgage lenders and investors, as part of their governmental mandate to provide liquidity in the secondary mortgage market. In the aggregate, in the first six months of 2003, Fannie Mae purchased approximately 42% of all the mortgage loans originated in the U.S., and Freddie Mac purchased approximately 22%, according to information published by Inside the GSEs. Mortgages guaranteed by Fannie Mae or Freddie Mac totaled more than $3 trillion as of June 30, 2003, or approximately 50% of the total outstanding mortgage debt in the U.S. In connection with these activities, Fannie Mae and Freddie Mac also have established mortgage loan origination, documentation, servicing and selling requirements and standards for the loans they purchase. Fannie Mae and Freddie Mac are "government sponsored enterprises," and we refer to them in this prospectus as the "GSEs."

        The GSEs may purchase mortgages with unpaid principal amounts up to a specified maximum. The maximum single-family principal balance loan limit eligible for purchase by the GSEs is called the "conforming loan limit." It is currently $333,700 and subject to annual adjustment. Each GSE's Congressional charter generally prohibits it from purchasing a mortgage where the loan-to-value ratio exceeds 80% of home value unless the portion of the unpaid principal balance of the mortgage which is in excess of 80% of the value of the property securing the mortgage is insured against default by lender recourse, participation or by a qualified insurer. As a result, high loan-to-value mortgages purchased by Fannie Mae or Freddie Mac generally are insured with private mortgage insurance. Fannie Mae and Freddie Mac purchased approximately 66% of the loans we insured as of September 30, 2003.

        The aggregate value of non-FHA and non-VA mortgage loans originated below the conforming loan limit and with loan-to-value ratios above 80% was $264 billion and $167 billion in the six months ended

June 30, 2003 and 2002, respectively, and $398 billion, $340 billion and $197 billion for the years ended December 2002, 2001 and 2000, respectively, according to Inside Mortgage Finance and Marketrac.

        The majority of our U.S. mortgage insurance policies provide default loss protection on a portion (typically 10-40%) of the balance of an individual mortgage loan. Most of our primary mortgage insurance policies are "flow" insurance policies, which cover individual loans at the time the loan is originated. We also enter into "bulk" transactions with lenders and investors in selected instances, under which we insure a portfolio of loans for a negotiated price. Bulk insurance constituted less than 2% of our new risk written for the nine months ended September 30, 2003 and for the year ended December 31, 2002.

        In addition to flow and bulk primary mortgage insurance business, we have previously written mortgage insurance on a pool basis. Under pool insurance, the mortgage insurer provides coverage on a group of specified loans, typically for 100% of all losses on every loan in the portfolio, subject to an agreed aggregate loss limit. We ceased writing pool insurance in 1993, with the exception of a limited amount of insurance we wrote for state housing finance agencies and have routinely reinsured.

        The following table sets forth new risk written and risk in force in our U.S. mortgage insurance business, by product type, as of and for the periods indicated:

	Historical
	As of or for the nine months ended September 30,		As of or for the years ended December 31,
	2003	2002	2002	2001	2000
(Dollar amounts in millions)
New risk written
Flow insurance	$11,484	$8,545	$12,129	$11,320	$7,127
Bulk insurance	142	20	53	998	24
Pool insurance(1)	34	—	—	—	—

Total	$11,660	$8,565	$12,182	$12,318	$7,151

Risk in force
Flow insurance	$29,952	$32,207	$31,714	$32,918	$33,515
Bulk insurance	437	513	431	652	20
Pool insurance	1,137	2,202	1,638	2,824	4,195

Total	$31,526	$34,922	$33,783	$36,394	$37,730

(1)
We do not offer traditional pool insurance, which generally is characterized as providing 100% per loan coverage (except for a limited amount written for state housing finance agencies and which we have routinely reinsured). However, a small portion of our new business is classified as pool insurance under MICA reporting rules. We generally do not reinsure this business.

  Products and services

  Primary mortgage insurance

        Flow insurance.    Flow insurance is primary mortgage insurance placed on an individual loan when the loan is originated. Our primary mortgage insurance covers default risk on first mortgage loans generally secured by one- to four-unit residential properties, and can be used to protect mortgage lenders and investors from default on any type of residential mortgage loan instrument that we have approved. Our insurance covers a specified coverage percentage of a "claim amount" consisting of unpaid loan principal, delinquent interest and certain expenses associated with the default and subsequent foreclosure. As the insurer, we generally are required to pay the coverage percentage of a claim amount specified in the primary policy, but we also have the option to pay the lender an amount equal to the unpaid loan principal, delinquent interest and certain expenses incurred with the default and foreclosure, and acquire title to the property. In addition, the claim amount may be reduced or eliminated if the loss on the defaulted loan is reduced as a result of the lender's disposition of the property. The lender selects the coverage percentage at the time the loan is originated, often to comply with investor requirements to reduce the loss exposure on loans purchased by the investor.

        For a 30-year fixed-rate mortgage, the most common mortgage product in the U.S., the GSEs generally require coverage percentages of 30% for loan-to-value ratios, determined at loan origination, of 90.01-95.00%, 25% for loan-to-value ratios of 85.01-90.00% and 12% for loan-to-value ratios of 80.01-85.00%. However, the GSEs may alter their coverage requirements and propose different product structures, and we also offer a range of other mortgage insurance products that provide greater or lesser coverage amounts.

        The borrower's mortgage loan instrument generally requires the borrower to pay the mortgage insurance premium. In other cases, no insurance requirement is imposed upon the borrower, in which case the lender pays the premium and recovers those payments through the interest rate charged on the mortgage. Our mortgage insurance premiums for flow insurance typically are paid monthly, but premiums also may be paid annually or in a single, lump-sum payment. During each of the last three years, the monthly premium plan represented more than 98% of our flow new insurance written, with the annual premium plan and the single premium plan representing the balance of our new insurance written.

        We are not permitted to terminate our mortgage insurance coverage in force, except for non-payment of premium or material breach of policy conditions. The insurance remains renewable at the option of the policyholder, usually at the renewal rate fixed when the loan was initially insured. As a result, we are not able to raise prices on existing policies to respond to unanticipated default patterns. In addition, our policyholders may cancel their insurance at any time at their option, including when a mortgage is repaid, which may be accelerated by mortgage refinancings in times of falling interest rates. Cancellations are generally driven primarily by the prevailing interest rate environment and the cancellation policies of the GSEs and other investors.

        Under the U.S. Homeowners Protection Act, or the HPA, a borrower generally has the right to terminate private mortgage insurance coverage on loans closed after July 28, 1999 that are secured by a single-dwelling property that is the borrower's primary residence when certain loan-to-value ratio thresholds are met. In general, a borrower may stop making mortgage insurance payments when the loan-to-value ratio is scheduled to reach 80% (based upon the loan's amortization schedule established at loan origination) if the borrower so requests and if certain requirements relating to the borrower's payment history and the property's value since origination are satisfied. In addition, a borrower's obligation to make payments for private mortgage insurance generally terminates regardless of whether a borrower so requests when the loan-to-value ratio reaches 78% of the unpaid principal balance of the mortgage. Some states require mortgage servicers to notify borrowers periodically of the circumstances in which they may request a mortgage servicer to cancel private mortgage insurance. Some states allow the borrower to request that the mortgage servicer cancel private mortgage insurance or require the mortgage servicer to cancel such insurance automatically when the circumstances permitting cancellation occur.

        Refinancings due to declining interest rates, coupled with strong appreciation of housing values, resulted in relatively high policy cancellation rates of 59% for the nine months ended September 30, 2003, compared to 43% in 2002 and 36% in 2001. However, the relatively high cancellation rates during these periods were partially offset by relatively high volumes of new insurance written. Our flow new risk written was 7% higher in 2002 than in 2001, and 59% higher in 2001 than in 2000. The significant increase in 2001 was due primarily to the significant refinancing activity beginning in 2001. During the nine months ended September 30, 2003, flow new risk written was 34% higher than during the nine months ended September 30, 2002.

        Bulk insurance.    Under our primary bulk insurance, we insure a portfolio of loans in a single, bulk transaction. Generally, in our bulk insurance, the individual loans in the insured portfolio are insured to specified levels of coverage, and there is an aggregate loss limit applicable to all of the insured loans. We base the premium on our bulk insurance upon our evaluation of the overall risk of the insured loans included in a transaction, and we negotiate the premium directly with the securitizer or other owner of the loans. Most of our bulk insurance business relates to loans financed by lenders who participate in the mortgage programs sponsored by the Federal Home Loan Banks. Premiums for bulk transactions generally are paid monthly by lenders or a securitization vehicle in connection with a securitization transaction or the sale of a loan portfolio.

        The loans we insure in bulk transactions typically consist of prime credit-quality loans with loan-to-value ratios of 50% to 95%. Because of the relatively high credit quality of these borrowers, some of these loans are made based upon less documentation of borrower income or assets than is typically required by GSEs and other investors. We generally have avoided the riskier portions of the sub-prime segments of the market, because we believe market pricing for mortgage insurance on sub-prime bulk transactions has not been adequate and we have had concerns regarding the volatility of this segment. However, we may consider insuring such loans where we believe our return and risk criteria are met. Loans that we insure in bulk transactions with loan-to-value ratios above 80% typically have primary mortgage insurance on a flow basis, written either by us or another private mortgage insurer. Our mortgage insurance coverage levels in bulk transactions typically range from 10% to 40%.

  Pool insurance

        In addition to our flow and bulk primary mortgage insurance, we previously have written mortgage insurance on a pool basis. Pool insurance generally is used as an additional credit enhancement for secondary market mortgage transactions. We ceased writing pool insurance in 1993 (with the exception of a limited amount of insurance that we wrote for state housing finance agencies and that we have routinely reinsured) because of relatively high losses on pool policies, resulting primarily from inadequate pricing, loss severity and risk concentration in certain parts of the country. In the current competitive environment, we continue to believe the pricing for pool insurance is inadequate for us to achieve targeted returns.

        Our remaining pool insurance in force, which relates primarily to policies written between 1990 and 1993, generally covers the loss on a defaulted mortgage loan that exceeds either the claim payment under the primary coverage (if primary insurance is required on that loan) or the total loss (if that loan does not require primary insurance), in each case up to a stated aggregate loss limit. Mortgage loans that we insured in pool insurance with loan-to-value ratios above 80% typically are covered by flow mortgage insurance, written either by us or another private mortgage insurer.

  Contract underwriting services

        We perform fee-based contract underwriting services for mortgage lenders. Historically, lenders and mortgage insurers each maintained underwriting staffs and performed separate, and in many ways duplicative, underwriting activities with respect to each mortgage loan. Over time, lenders and mortgage insurers have developed a number of arrangements designed to eliminate those inefficiencies. The provision of underwriting services by mortgage insurers serves this purpose and speeds the approval process.

        The principal contract underwriting service we provide is determining whether the data relating to a borrower and a proposed loan contained in a mortgage loan application file complies with the lender's loan underwriting guidelines or the investor's loan purchase requirements. In connection with that service, we also compile the application data and submit it to the automated underwriting systems of Fannie Mae and Freddie Mac, which independently analyze the data to determine if the proposed loan complies with their investor requirements. If the loan being reviewed requires mortgage insurance under the applicable lender or investor criteria, we also underwrite the loan to our mortgage insurance guidelines and issue the appropriate mortgage insurance coverage. We believe our contract underwriting services appeal to mortgage lenders because they enable lenders to reduce their costs and improve their operating efficiencies.

        Under the terms of our contract underwriting agreements, we agree to indemnify the lender against losses incurred in the event that we make material errors in determining whether loans processed by our contract underwriters meet specified underwriting or purchase criteria.

        New policies processed by our contract underwriters represented 20% of our new insurance written for the nine months ended September 30, 2003, compared to 26% in the corresponding period of 2002, and 25%, 20% and 19% in 2002, 2001 and 2000, respectively.

  Risk mitigation arrangements

        Preferred Partner Program.    We have established a Preferred Partner Program, pursuant to which we pay lenders fees for services that improve the quality of the loans that they refer to us for primary mortgage insurance. These services include:

  •
  counseling services provided to individual borrowers designed to improve the quality of the loans and thereby reduce the chance that they will default on their loans;

  •
  consumer education programs designed to explain the benefits of private mortgage insurance to consumers generally; and

  •
  technology services that facilitate efficient interaction with lenders, which enables us to process applications more quickly and accurately.

The credit characteristics of the mortgage loans generated through the Preferred Partner Program generally are stronger than the average credit characteristics across our entire loan portfolio, as measured by OmniScore®, our proprietary mortgage scoring model. We believe the benefits and cost savings we derive through the enhanced credit characteristics of these loans exceed our costs of maintaining the Preferred Partner Program.

        Secondary market coverage.    We have entered into secondary market coverage, or SMC, arrangements with Fannie Mae and Freddie Mac under which the existing primary insurance coverage on an identified portfolio of eligible loans purchased by a GSE is restructured to reallocate risk of loss between the insurer and the insured. The restructured loans are eligible loans purchased in a given year by the GSE from identified originating lenders. The restructuring involves our reducing primary coverage on each loan in the portfolio to the minimum level permitted under the GSEs' charters, and adding supplemental coverage that is subject to a "stop-loss" which, if reached, results in the GSE suffering greater losses than they would suffer if the primary coverage were not reduced. In addition, the GSEs provide us with a variety of services under these agreements, including providing various periodic reports, property marketing services, and information on product and market trends.

        Captive reinsurance.    Captive reinsurance is a reinsurance program in which we share portions of our U.S. mortgage insurance risk written on loans originated or purchased by lenders with captive reinsurance companies, or captive reinsurers, affiliated with these lenders. In return, we cede to the captive reinsurers an agreed portion of our gross premiums on flow insurance written. New insurance written through the bulk channel generally is not subject to these arrangements.

        The following table sets forth selected financial information regarding our captive reinsurance arrangements, as of and for the periods indicated:

	Historical
	As of or for the nine months ended September 30,		As of or for the years ended December 31,
	2003	2002	2002	2001	2000
Primary new risk written subject to captive reinsurance arrangements, as a percentage of total primary new risk written	65%	74%	73%	59%	53%
Primary risk in force subject to captive reinsurance arrangements, as a percentage of total primary risk in force	53%	45%	48%	36%	26%
Gross written premiums ceded pursuant to captive reinsurance arrangements, as a percentage of total gross written premiums	22%	17%	18%	12%	8%

        We believe that the increases in the percentages of primary new risk written and primary risk in force subject to captive reinsurance agreements were driven by a higher percentage of new insurance written generated by lenders having captive reinsurance programs during a period of high refinancing activity. Many large mortgage lenders have developed captive reinsurance affiliates, and the recent consolidation among large mortgage lenders has resulted in an increased percentage of mortgage loans originated by lenders with captive reinsurance programs. The recent low-interest-rate environment has generated significant refinancing activity in recent years, which has resulted in increased concentration of mortgage loans with larger lenders that tend to use captive reinsurance arrangements.

        In order to increase our return on capital, we have decided that, effective January 1, 2004, we generally will not renew, on their existing terms, our existing excess-of-loss risk sharing arrangements with net premium cessions in excess of 25%. Most large mortgage lenders have developed reinsurance operations that obtain net premium cessions from mortgage insurers of 25% to 40%. We expect that our decision will result in a significant reduction in business from these lenders.

        As of September 30, 2003, other than reinsurance under captive arrangements, we reinsured less than 1% of our mortgage insurance in force.

  Customers

        Our principal mortgage insurance customers are originators of residential mortgage loans, such as mortgage banks, savings institutions, commercial banks, mortgage brokers, credit unions and other lenders, who typically determine which mortgage insurer or insurers they will use for the placement of mortgage insurance written on loans they originate. To obtain primary insurance written on a flow basis, a mortgage lender must first apply for and receive from us a mortgage guaranty master policy. In recent years, there has been significant consolidation among the largest lenders, which now underwrite a substantial portion of all the mortgages written in the U.S. The top ten lenders accounted for 49% of our flow new insurance written for the nine months ended September 30, 2003, compared to 48% in 2002 and 40% in 1998.

        We have divided our customer base into various segments to enable us to differentiate our approach to meeting the specialized needs of the customers in each segment. We seek to increase our share in the more profitable portions of each segment. We are focused on expanding our presence in each segment by providing superior customer sales support, product offerings designed to meet the specific needs of our customers, and technology products designed to enable customers to reduce costs and expand revenues. In addition, as discussed under "—Operations and Technology," we have developed web based technology services that enable our customers to interact more efficiently with us.

  Underwriting and pricing

        Loan applications for all loans we insure are reviewed to evaluate each individual borrower's ability to repay the proposed mortgage loan, the characteristics of the loan and the value of the underlying property. This analysis generally includes reviewing the following criteria:

  •
  the borrower's credit strength and history, as reported by credit reporting agencies;

  •
  the borrower's debt-to-income ratios;

  •
  the loan-to-value ratio;

  •
  the type of mortgage instrument;

  •
  the purpose of the loan;

  •
  the type of property; and

  •
  appraisals to confirm the property market value is fairly stated.

        Loan applications for primary mortgage insurance are reviewed by our employees directly as part of our traditional underwriting process or by our contract underwriters as we process mortgage loan applications that require mortgage insurance. Some mortgage lenders also underwrite loan applications for mortgage insurance under a delegated underwriting program, in which we permit approved lenders to commit us to insure loans using underwriting guidelines that we have previously approved. Before granting a lender delegated underwriting authority, our risk management personnel review the lender's underwriting experience and processes, loan quality and specific loan programs to be included in the delegated program. In addition, we conduct audits on a sample of the delegated loans we insure to confirm that lenders with delegated authority adhere to approved underwriting guidelines and procedures.

        The majority of mortgage loans we insure today are underwritten using Fannie Mae's and Freddie Mac's automated underwriting systems, or AUS, which lenders have widely adopted due to the GSEs' requirements and the efficiencies that AUS provide. We have evaluated loans approved by Fannie Mae's and Freddie Mac's AUS and, like other mortgage insurers, we generally have agreed to insure loans approved by these systems. Under the delegated underwriting program, lenders may use their own AUS provided that we have reviewed and approved their system. AUS have automated many of the underwriting steps that were previously performed by underwriters on a manual basis and use sophisticated mortgage scoring methodologies to evaluate borrower default risk. Although we review AUS before allowing their use under our delegated program, under which lenders have the responsibility to determine whether the loans comply with our approved underwriting guidelines, a potential risk to us of using AUS is that factors that we might otherwise evaluate in making an underwriting decision are not considered if not required by the AUS.

        Loans insured under our delegated underwriting program accounted for approximately 59% of our total risk in force as of September 30, 2003, compared to 53% and 52% as of December 31, 2002 and 2001, respectively. The percentage of new risk written by delegated underwriters was 52% for the nine months ended September 30, 2003, compared to 56% in 2002 and 56% in 2001.

        In pricing mortgage insurance policies, we generally target substantially similar returns on capital regardless of the loan-to-value ratio, product type and depth of coverage. We establish premium rates principally on the basis of long-term claims experience in the industry, reflecting periods of lower and higher losses and various regional economic downturns. We believe that over the long term each region of the U.S. will be subject to similar factors affecting risk of loss on insurance written, and therefore we generally use a nationally based premium rate policy, rather than a regional, local or lender-based policy. Our premium rates vary with the coverage percentage and the perceived risk of a claim on the insured loan, which takes into account the loan-to-value ratio, the type of mortgage and the term of the mortgage. Our premium rates also reflect our expectations, based upon our analysis of historical data, of the persistency of the policies in our book of business.

        Our premium rates also consider the location of the borrower's credit score within a range of credit scores. In accordance with industry practice, we use the "FICO" score as one indicator of a borrower's credit quality. Fair Isaac and Company, or FICO, developed the "FICO" credit scoring model to calculate a FICO score based upon a borrower's credit history. The higher the credit score, the lower the likelihood that a borrower will default on a loan. FICO credit scores range up to 850, with a score of 620 or more generally viewed as a "prime" loan and a score below 620 generally viewed as a "sub-prime" loan. "A minus" loans generally are loans where the borrowers have FICO credit scores between 575 and 660, and where the borrower has a blemished credit history. As of September 30, 2003, on a risk in force basis, approximately 92% of our flow insurance loans had FICO credit scores of at least 620, approximately 6% had FICO credit scores between 575 and 619, and approximately 2% had FICO scores of 574 or less.

        As of September 30, 2003, on a risk in force basis, approximately 87% of our bulk insurance loans had FICO credit scores of at least 620, approximately 7% had FICO credit scores between 575 and 619, and approximately 6% had FICO scores of 574 or less. The majority of loans we currently insure in bulk transactions meet the conforming loan limit and have FICO credit scores of at least 620. After 2001, we significantly reduced writing insurance of loans in bulk transactions that included non-conforming and lesser-quality loans, such as "A minus" loans and "sub-prime" loans, because we believe market pricing was inadequate to compensate us for the risk.

  Loan portfolio

        The following table sets forth selected financial information regarding our U.S. primary mortgage insurance loan portfolio as of the dates indicated:

	Historical
	September 30,	December 31,
	2003	2002	2001	2000
(Dollar amounts in millions)
Primary risk-in-force lender concentration (by original applicant)	$30,389	$32,145	$33,570	$33,535
Top 10 lenders	14,575	14,609	13,839	12,972
Top 20 lenders	17,291	17,782	17,811	16,661
Loan-to-value ratio
95.01% and above	3,655	2,918	2,194	2,016
90.01% to 95.00%	12,534	14,154	15,086	15,222
80.01% to 90.00%	12,567	13,423	14,450	14,788
80.00% and below	1,633	1,650	1,840	1,509

Total	$30,389	$32,145	$33,570	$33,535

Loan grade
Prime	$27,726	$29,881	$31,764	$32,383
A minus and sub-prime	2,663	2,264	1,806	1,152

Total	$30,389	$32,145	$33,570	$33,535

Loan type
Fixed rate mortgage	$28,820	$30,564	$31,894	$31,342
Adjustable rate mortgage	1,569	1,581	1,676	2,193

Total	$30,389	$32,145	$33,570	$33,535

Mortgage term
15 years and under	$1,692	$1,392	$1,078	$983
More than 15 years	28,697	30,753	32,492	32,552

Total	$30,389	$32,145	$33,570	$33,535

  Loans in default and claims

        Our claim process begins with notification by the loan servicer of a default on an insured loan. "Default" is defined in our master policies as the borrower's failure to pay when due an amount equal to the scheduled monthly mortgage payment under the terms of the mortgage. Generally, the master policies require an insured to notify us of a default no later than 10 days after the borrower has been in default by three monthly payments. In most cases, however, defaults are reported earlier. We generally consider a loan to be in default and establish reserves if the borrower has failed to make a required mortgage payment for two consecutive months. Borrowers default for a variety of reasons, including a reduction of income, unemployment, divorce, illness, inability to manage credit and interest rate levels. Borrowers may cure defaults by making all of the delinquent loan payments or by selling the property in full satisfaction of all amounts due under the mortgage. In most cases, defaults that are not cured result in a claim under our policy.

        The following table sets forth the number of loans insured, the number of loans in default and the default rate for our U.S. mortgage insurance portfolio:

	Historical
	September 30,	December 31,
	2003	2002	2001	2000
Primary Insurance
Insured loans in force	957,669	993,906	1,064,880	1,077,399
Loans in default	31,669	33,278	33,387	27,962
Percentage of loans in default (default rate)	3.3%	3.3%	3.1%	2.6%
Flow loans in force	875,482	948,224	1,018,895	1,073,535
Flow loans in default	29,234	30,194	30,906	27,957
Percentage of flow loans in default (default rate)	3.3%	3.2%	3.0%	2.6%
Bulk loans in force	82,187	45,682	45,985	3,864
Bulk loans in default	2,435	3,084	2,481	5
Percentage of bulk loans in default (default rate)	3.0%	6.8%	5.4%	0.1%
A minus and sub-prime loans in force	73,413	63,646	52,934	32,629
A minus and sub-prime loans in default	6,317	5,547	4,271	1,797
Percentage of A minus and sub-prime loans in default (default rate)	8.6%	8.7%	8.1%	5.5%
Pool Insurance
Insured loans in force	40,337	55,195	88,987	102,889
Loans in default	1,182	1,505	2,135	2,499
Percentage of loans in default (default rate)	2.9%	2.7%	2.4%	2.4%

        Primary insurance default rates differ from region to region in the U.S. at any one time depending upon economic conditions and cyclical growth patterns. The two tables below set forth our primary default rates for the various regions of the U.S. and the ten largest states by our risk in force as of December 31, 2002. Default rates are shown by region based upon location of the underlying property, rather than the location of the lender.

		Default rate
	Percent of primary risk in force as of December 31,
		September 30,	December 31,
	2002	2003	2002	2001	2000
U.S. Regions
Pacific(1)	16%	2.59%	2.94%	2.90%	2.30%
New England(2)	5%	2.87%	2.82%	2.48%	1.97%
Northeast(3)	14%	3.88%	3.87%	3.85%	3.49%
South Central(4)	15%	3.55%	3.45%	3.06%	2.43%
Mid-Atlantic(5)	6%	2.97%	3.25%	3.26%	2.77%
Great Lakes(6)	8%	4.30%	4.08%	3.47%	2.62%
Southeast(7)	20%	3.55%	3.51%	3.36%	2.94%
North Central(8)	11%	2.72%	2.94%	2.84%	2.16%
Plains(9)	5%	2.47%	2.43%	2.23%	1.74%

Total	100%	3.31%	3.34%	3.14%	2.60%

(1)
Alaska, California, Hawaii, Nevada, Oregon and Washington.

(2)
Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont.

(3)
New Jersey, New York and Pennsylvania.

(4)
Arizona, Colorado, Louisiana, New Mexico, Oklahoma, Texas and Utah.

(5)
Delaware, Maryland, Virginia, Washington, D.C. and West Virginia.

(6)
Indiana, Kentucky, Michigan and Ohio.

(7)
Alabama, Arkansas, Florida, Georgia, Mississippi, North Carolina, South Carolina and Tennessee.

(8)
Illinois, Minnesota, Missouri and Wisconsin.

(9)
Idaho, Iowa, Kansas, Montana, Nebraska, North Dakota, South Dakota and Wyoming.

		Default rate
	Percent of primary risk in force as of December 31,
		September 30,	December 31,
	2002	2003	2002	2001	2000
California	9.21%	2.02%	2.45%	2.69%	2.23%
Florida	7.07%	2.81%	3.08%	3.39%	3.27%
Texas	6.64%	4.01%	3.80%	3.41%	2.85%
New York	6.23%	3.43%	3.46%	3.70%	3.47%
Illinois	4.73%	3.30%	3.66%	3.76%	2.99%
New Jersey	3.92%	3.97%	3.67%	3.48%	3.18%
Pennsylvania	3.86%	4.31%	4.49%	4.34%	3.78%
North Carolina	3.48%	4.10%	3.68%	3.27%	2.44%
Georgia	3.33%	4.65%	4.40%	3.95%	3.18%
Ohio	3.27%	4.61%	4.20%	3.67%	2.72%

        Claim activity is not spread evenly throughout the coverage period of a primary insurance book of business. Based upon our experience, the majority of claims on primary mortgage insurance loans occur in the third through seventh years after loan origination, and relatively few claims are paid during the first two years after loan origination. Primary insurance written from the period from January 1, 1997 through December 31, 2000 represented 27% of our primary insurance in force as of December 31, 2002. This portion of our loan portfolio is in its expected peak claim period with respect to traditional primary loans. We believe our "A minus" and "sub-prime" loans will have earlier incidences of default than our prime loans. "A minus" loans represented 1.5% of our primary insurance in force as of December 31, 2002 and 0.6% as of December 31, 2001, and "sub-prime" loans represented 5.1% of our primary insurance in force as of December 31, 2002 and 4.6% as of December 31, 2001.

        The following table sets forth the dispersion of our primary insurance in force and risk in force as of December 31, 2002, by year of policy origination and average annual mortgage interest rate since we began operations in 1981:

Policy Year	Average rate	Primary insurance in force	Percent of total	Primary risk in force	Percent of total
1981-92	9.14%	$3,727	3.09%	$951	2.96%
1993	7.41%	3,137	2.60%	743	2.31%
1994	7.64%	3,424	2.84%	850	2.64%
1995	8.15%	2,429	2.01%	743	2.31%
1996	7.85%	3,030	2.51%	925	2.88%
1997	7.80%	2,916	2.42%	890	2.77%
1998	7.11%	8,898	7.38%	2,587	8.05%
1999	7.28%	11,886	9.86%	3,303	10.27%
2000	8.06%	8,936	7.41%	2,384	7.42%
2001	7.40%	28,972	24.03%	7,586	23.60%
2002	6.58%	43,218	35.85%	11,183	34.79%

Total portfolio	7.22%	$120,573	100.00%	$32,145	100.00%

        Primary mortgage insurance claims paid for the nine months ended September 30, 2003 were $70 million, compared to $59 million for the nine months ended September 30, 2002 and $80 million, $81 million and $112 million in 2002, 2001 and 2000, respectively. Pool insurance claims paid for the nine months ended September 30, 2003 were $0.8 million, compared to $1.8 million for the nine months ended September 30, 2002 and $2.8 million, $4.0 million and $9.1 million in 2002, 2001 and 2000, respectively.

        The frequency of defaults may not correlate directly with the number of claims received because the rate at which defaults are cured is influenced by borrowers' financial resources and circumstances and regional economic differences. Whether an uncured default leads to a claim principally depends upon the borrower's equity at the time of default and the borrower's or the insured's ability to sell the home for an amount sufficient to satisfy all amounts due under the mortgage loan. When we receive notice of a default, we use a proprietary model to determine whether a delinquent loan is a candidate for work-out. When the model identifies such a candidate, our loan workout specialists prioritize cases for loss mitigation based upon the likelihood that the loan will result in a claim. Loss mitigation actions include loan modification, extension of credit to bring a loan current, foreclosure forbearance, pre-foreclosure sale, and deed-in-lieu. We believe these loss mitigation efforts often are an effective way to reduce our claim exposure and ultimate payouts.

        Our policies require the insured to file a claim with us, specifying the claim amount (unpaid principal, interest and expenses), no later than 60 days after it has acquired title to the underlying property, usually through foreclosure. The claim amount is subject to our review and possible adjustment. Depending upon the applicable state foreclosure law, an average of approximately 16 months elapse from the date of default to the filing of a claim on an uncured default. Our master policies exclude coverage for physical damage whether caused by fire, earthquake or other hazard where the borrower's default was caused by an uninsured casualty.

        We have the right to rescind coverage and refuse to pay a claim if it is determined that the insured or its agents misrepresented material information in the insurance application. In addition, where loans are underwritten by lenders through our delegated underwriting program, we have the right to rescind coverage if the loan was not underwritten in compliance with our approved guidelines.

        Within 60 days after a claim and supporting documentation have been filed, we have the option:

  •
  to pay the coverage percentage specified in the certificate of insurance multiplied by the claim amount;

  •
  in the event the property is sold pursuant to an agreement made prior to payment of the claim, which we refer to as a pre-arranged sale, to pay the lesser of 100% of the claim amount less the proceeds of sale of the property, or the coverage percentage multiplied by the claim amount; or

  •
  to pay the lender an amount equal to the unpaid loan principal, delinquent interest and certain expenses incurred with the default and foreclosure, and acquire title to the property. We bear the risk of any loss in connection with the acquisition and sale of the property.

        For the nine months ended September 30, 2003, we settled a majority of the primary insurance claims processed for payment on the basis of a pre-arranged sale.

        Titles to the properties that we purchased have been sold to, and will continue to be held by, GE Mortgage Services, an affiliate of GE. As of September 30, 2003, GE Mortgage Services owned approximately $3 million of residential properties from claim settlements. In addition, GE Mortgage Services held $11 million in residential loans as of September 30, 2003 relating to loss mitigation activities, for which we have indemnified it against loss.

        The ratio of the claim paid to the original risk in force relating to such loan is referred to as "claim severity." The main determinants of claim severity are the age of the mortgage loan, the value of the underlying property, accrued interest on the loan, expenses advanced by the insured and foreclosure expenses. These amounts depend partly upon the time required to complete foreclosure, which varies depending upon state laws. Pre-foreclosure sales, acquisitions and other early workout efforts help to reduce overall claim severity. Our average primary mortgage insurance claim severity was 94%, 95% and 97% for the nine months ended September 30, 2003, and in 2002 and 2001, respectively.

  Competition

        We compete primarily with U.S. and state government agencies, other private mortgage insurers, mortgage lenders and other investors, the GSEs and, potentially, the Federal Home Loan Banks. We also compete, indirectly, with structured transactions in the capital markets and with other financial instruments designed to mitigate credit risk.

        U.S. and state government agencies.    We and other private mortgage insurers compete for flow business directly with U.S. federal and state governmental and quasi-governmental agencies, principally the FHA and, to a lesser degree, the VA. The following table sets forth the relative mortgage insurance market share of FHA/VA and private mortgage insurers over the past five years:

	U.S. federal government and private mortgage insurance market share
	December 31,
	2002	2001	2000	1999	1998
FHA/VA	35.6%	37.3%	41.4%	47.6%	43.7%
Private mortgage insurance	64.4%	62.7%	58.6%	52.4%	56.3%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Source:  MICA 2002 Factbook

        Loans insured by the FHA cannot exceed maximum principal amounts that are determined by a percentage of the conforming loan limit. For 2004, the maximum FHA loan amount for homes with one dwelling unit in "high cost" areas is $290,319. Although the VA does not specify a maximum loan limit, VA loans are generally $240,000 or less. We and other private mortgage insurers are not limited as to maximum individual loan amounts that we can insure.

        In January 2001, the FHA reduced the up-front mortgage insurance premium it charges on loans from 2.25% to 1.5% of the original loan amounts. The FHA has also streamlined its down-payment formula, making FHA insurance more competitive with private mortgage insurance in areas with higher home prices. These and other legislative and regulatory changes could cause future demand for private mortgage insurance to decrease.

        In addition to competition from the FHA and the VA, we and other private mortgage insurers face competition from state-supported mortgage insurance funds in several states, including California, Illinois and New York. From time to time, other state legislatures and agencies consider expansions of the authority of their state governments to insure residential mortgages.

        Government entities with which we compete typically do not have the same capital requirements and do not have the same profit objectives as we do. Although private companies establish pricing terms for their products to achieve targeted returns, these government entities may offer products on terms designed to accomplish social or political objectives or reflect other non-economic goals.

        Private mortgage insurers.    The private mortgage insurance industry is highly competitive. The private mortgage insurance industry currently consists of seven mortgage insurers plus our company. The other companies are Mortgage Guaranty Insurance Corporation; PMI Mortgage Insurance Company; CMG Mortgage Insurance Company, a joint venture in which PMI is one of the partners; Radian Guaranty Inc.; Republic Mortgage Insurance Co., an affiliate of Old Republic International; Triad Guaranty Insurance Corp.; and United Guaranty Residential Insurance Company, an affiliate of American International Group, Inc.

        Mortgage lenders and other investors.    We and other mortgage insurers compete with transactions structured by mortgage lenders to avoid mortgage insurance on low-down-payment mortgage loans. These transactions include self-insuring and simultaneous second loans, which separate a mortgage with a loan-to-value ratio of more than 80%, which generally would require mortgage insurance, into two loans, a first mortgage with a loan to-value-ratio of 80% and a simultaneous second mortgage for the excess portion of the loan. Simultaneous second loans are also often known as "80-10-10 loans," because they often comprise a first mortgage with an 80% loan-to-value ratio, a second mortgage with a 10% loan-to-value ratio and the remaining 10% paid in cash by the buyer, rather than a first mortgage with a 90% loan-to-value ratio. However, simultaneous seconds also can be structured as 80-15-5 loans or 80-20-0 loans, as well as other configurations.

        Over the past several years, we believe the volume of simultaneous second loans as an alternative to loans requiring private mortgage insurance has increased substantially. We believe this recent increase reflects the following factors:

  •
  the lower cost of simultaneous second loans compared to the cost of mortgage insurance, due to the current low-interest-rate environment and the emerging popularity of 15- and 30-year amortizing simultaneous seconds;

  •
  the fact that second mortgage interest is generally tax-deductible, whereas mortgage insurance payments are not tax-deductible; and

  •
  adverse consumer, broker and realtor perceptions of private mortgage insurance.

        Mortgage lenders also may compete with mortgage insurers as a result of legislation that has removed restrictions on affiliations between banks and insurers. The Graham-Leach-Bliley Act of 1999 permits the combination of banks, insurers and securities firms under one holding company. This legislation may increase competition by increasing the number, size and financial strength of potential competitors. In addition, mortgage lenders that establish or affiliate with competing mortgage insurers may reduce their purchases of our products.

        We also compete with structured transactions in the capital markets and with other financial instruments designed to mitigate the risk of mortgage defaults, such as credit default swaps and credit linked notes, with lenders who forego mortgage insurance (self-insure) on loans held in their portfolios, and with mortgage lenders who maintain captive mortgage insurance and reinsurance programs.

        The GSEs—Fannie Mae and Freddie Mac.    As the predominant purchasers of conventional mortgage loans in the U.S., Fannie Mae and Freddie Mac provide a direct link between mortgage origination and capital markets. As discussed above under "—Primary mortgage insurance," most high loan-to-value mortgages purchased by Fannie Mae or Freddie Mac are insured with private mortgage insurance issued by an insurer deemed qualified by the GSEs. Our mortgage insurance company is a qualified insurer with both GSEs.

        Private mortgage insurers may be subject to competition from Fannie Mae and Freddie Mac to the extent the GSEs are compensated for assuming default risk that would otherwise be insured by the private mortgage insurance industry. Fannie Mae and Freddie Mac each have programs under which an up-front delivery fee may be paid to the GSE so that primary mortgage insurance coverage may be substantially reduced compared to the coverage requirements that would apply in the absence of the fee payment. Moreover, in October 1998, Freddie Mac's charter was amended to give Freddie Mac flexibility to use credit enhancements other than private mortgage insurance for low-down-payment mortgages. Although this amendment was repealed, if the legislation is reintroduced and adopted, and the GSEs permitted to purchase low-down-payment loans that are not insured by private mortgage insurance, it is likely that the size of the market for private mortgage insurance would contract significantly.

        The GSEs are currently subject to oversight by the Department of Housing and Urban Development, or HUD. In October 2000, HUD announced new GSE mortgage purchase requirements, known as affordable housing goals. Under these goals, which became effective in 2001, at least 50% of all loans purchased by the GSEs must support low- and moderate-income homebuyers, and 31% of such loans must be on properties in underserved areas. We believe that the GSEs' goals to expand purchases of affordable housing loans have increased the size of the mortgage insurance market. The GSEs also have expanded programs to include commitments to purchase certain volumes of loans with loan-to-value ratios greater than 95%.

        Private mortgage insurers must satisfy requirements set by the GSEs to be eligible to insure loans sold to the GSEs, and the GSEs have the ability to implement new eligibility requirements for mortgage insurers. They also have the authority to change the pricing arrangements for purchasing retained-participation mortgages as compared to insured mortgages, increase or reduce required mortgage insurance coverage percentages, and alter or liberalize underwriting standards on low-down-payment mortgages they purchase.

        Federal Home Loan Banks.    In October 1999, the Federal Housing Finance Board, or FHF Board, adopted resolutions that authorize each Federal Home Loan Bank, or FHLB, to offer Mortgage Partnership Finance Programs, or MPF Programs, to purchase single-family conforming mortgage loans originated by participating member institutions. In July 2000, the FHF Board gave permanent authority to each FHLB to purchase these loans from member institutions without any volume cap. Purchases of loans under the MPF Program have steadily increased in the past several years.

        The MPF Program is similar to the purchase of mortgage loans by the GSEs. Although not required to do so, the FHLBs currently use mortgage insurance on substantially all mortgage loans with a loan-to-value ratio above 80% and have become a source of increasing new business for us. However, to the extent that the FHLBs purchased uninsured mortgage loans or used other credit-enhancement products, the MPF Program could result in a decrease in the size of the market for private mortgage insurance.

  International mortgage insurance

        We have significant mortgage insurance operations in Australia and Canada, two of the largest markets for mortgage insurance products outside the U.S., as well as in the smaller New Zealand market and the developing European market. The net premiums written in our international mortgage insurance business have increased by a compound annual growth rate of 44% for the two years ended December 31, 2002. Insurance in-force for our international mortgage insurance business contributed 50% of our total insurance in-force as of September 30, 2003, compared to 39% as of September 30, 2002.

        The mortgage loan markets in the U.S., Canada, Australia and New Zealand are well developed. Although mortgage insurance plays an important role in each of these markets, the nature of the mortgage insurance industry in each of those markets varies significantly and is influenced in large part by the different cultural, economic and regulatory conditions in each market. We believe the following factors have contributed to the growth of robust mortgage insurance markets in these countries:

  •
  A desire by lenders to offer low-down-payment mortgage loans to facilitate the expansion of their business;

  •
  The recognition of the higher default risk inherent in low-down-payment lending and the need for specialized underwriting expertise to conduct this business prudently;

  •
  Government housing policies that support increased homeownership;

  •
  Government policies that support the use of securitization and secondary market mortgage sales, in which third-party credit enhancement is often used, as a source of funding and liquidity for mortgage lending; and

  •
  Bank regulatory capital policies that provide incentives to lenders to transfer some or all of the increased credit risk on low-down-payment mortgages to third parties, such as mortgage insurers.

We believe a number of these factors are becoming evident in certain markets throughout Europe and Asia and provide attractive opportunities for us to expand our mortgage insurance business in those markets.

        Based upon our experience in the mature mortgage insurance markets, we believe a favorable regulatory framework is important to the development of an environment in which lenders routinely extend high loan-to-value loans and purchase mortgage insurance to protect against default risk or obtain capital relief. As a result, we have advocated that governmental and policymaking agencies throughout our markets adopt legislative and regulatory policies that support increased homeownership and capital relief for lenders and mortgage investors that insure their loan portfolios with private mortgage insurance. Although the products we offer in each of our international markets differ, they represent substantially similar risk propositions and involve similar business practices. We have developed significant expertise in mature mortgage insurance markets, and we intend to leverage this experience in developing markets as we continue to encourage regulatory authorities to implement incentives for private mortgage insurance as an effective risk management strategy.

        We believe the proposed revisions to a set of regulatory rules and procedures governing global bank capital standards that were introduced by the Basel Committee of the Bank for International Settlements, known as Basel II, also may encourage further growth of the international mortgage insurance industry. Basel II, which is expected to become effective in 2006, has been designed to reward banks that have developed effective risk management systems by allowing them to hold less capital than banks with less effective systems. For example, Basel II may reward a lender that transfers some risk of mortgage default to a third-party insurer by reducing the amount of capital that the lender must hold to back a mortgage. However, the details of the regulatory capital requirements in Basel II remain under discussion, and therefore we cannot predict the benefits that ultimately will be provided to lenders, or how any such benefits may affect the opportunities for the growth of the mortgage insurance market.

        We also intend to expand into Asian countries that have high demand for mortgage loan financing and underserved housing needs. We believe lenders in these countries will seek to expand their consumer mortgage loan portfolios, while maintaining strong risk and capital management routines. With the expected implementation of the new Basel II standards, we believe we will be well positioned to assist lenders in these markets in meeting those goals and in complying with the anticipated complexity of the risk-based capital and operating standards.

  Canada

        We entered the Canadian mortgage insurance market in 1995 with our acquisition of certain assets and employees from the Mortgage Insurance Corporation of Canada, and we now operate in every province and territory. We are the only private mortgage insurer in the Canadian market. Our mortgage insurance operations in Canada accounted for approximately 55% of our total international mortgage insurance revenues for the nine months ended September 30, 2003.

  Products

        We offer two products in Canada: primary flow insurance and portfolio credit enhancement insurance. As of September 30, 2003, primary flow insurance represented 75% and portfolio credit enhancement represented 25% of our mortgage insurance in force. Our principal product is primary flow insurance, which is similar to the primary flow insurance we offer in the U.S. Regulations in Canada require the use of mortgage insurance for all mortgage loans extended by banks, trust companies and insurers, where the loan-to-value ratio exceeds 75%. Mortgage insurance in Canada is typically single premium and provides 100% coverage, in contrast to the U.S., where monthly premiums and lower coverage levels are typical. Under the single-premium plan, lenders usually collect the single premium from prospective borrowers at the time the loan proceeds are advanced and remit the amount to us as the mortgage insurer. We in turn allocate most of the proceeds to unearned premium reserves, invest those proceeds and recognize the premium revenues over time according to an actuarially determined multi-year schedule.

        We also provide portfolio credit enhancement insurance to lenders that have originated loans with loan-to-value ratios of less than 75%. These policies provide lenders with immediate capital relief from applicable bank regulatory capital requirements and facilitate the securitization of mortgages in the Canadian market. In both primary flow insurance and portfolio policies, our mortgage insurance in Canada provides insurance coverage for the entire unpaid loan balance, including interest, selling costs and expenses, following the sale of the underlying property.

        The leading mortgage product in the Canadian market is a mortgage with the interest rate fixed for the first five years of the loan. After the fifth year, the loan becomes due and payable and the borrower must negotiate its renewal, at which time the borrower may choose to have the interest rate float or have it fixed for an additional period. Lenders typically charge a mortgage pre-payment penalty that serves as a disincentive for borrowers to refinance their mortgages. Changes in interest rates, adverse economic conditions and high levels of borrowing affect the frequency of defaults and claims with respect to these loans, which may adversely affect our loss experience.

  Government guarantee

        We have an agreement with the Canadian government pursuant to which it guarantees 90% of our Canadian mortgage insurance obligations if we fail to make payments under our mortgage insurance policies because of insolvency. We pay the Canadian government a risk premium for this guarantee. By virtue of the sovereign guarantee, lenders purchasing our mortgage insurance can reduce their regulatory capital charges for credit risks on mortgages by 90%, since banks are not required to maintain any regulatory capital on an asset backed by a sovereign guarantee. Because of this guarantee, our mortgage insurance provides lenders with 90% capital relief from applicable bank regulatory requirements.

        Our guarantee from the Canadian government for our Canadian mortgage insurance obligation provides that the government has the right to review the terms of the guarantee if GE's ownership of our Canadian mortgage insurance company decreases below 50%. GE has informed us that it expects to reduce its equity ownership of us to below 50% within two years of the completion of this offering. That disposition would permit the Canadian government to review the terms of its guarantee. Although we believe the Canadian government will preserve the guarantee to maintain competition in the Canadian mortgage insurance industry, any adverse change in the guarantee's terms and conditions could have a material adverse effect on our ability to continue offering mortgage insurance products in Canada.

  Customers

        The nine largest mortgage originators in Canada, consisting of banks, trust companies, and credit unions, collectively provide more than 80% of the financing for Canada's residential mortgage financing. These nine originators provided us with 86% of our new insurance written for the nine months ended September 30, 2003, compared with 86% in 2002 and 89% in 2001. Other market participants include regional banks, trust companies, and credit unions.

  Competitors

        As in other markets, we compete in Canada with other products and financial structures, such as credit default swaps and captive insurers owned by lenders, that are designed to transfer credit default risk on mortgage loans. However, the only other mortgage insurance competitor in Canada is the Canada Mortgage and Housing Corporation, or CMHC, which is a Crown corporation owned by the Canadian government. Because CMHC is a government-owned entity, its mortgage insurance provides lenders with 100% capital relief from bank regulatory requirements. We compete with CMHC primarily based upon our reputation for high-quality customer service, quick decision-making on insurance applications, strong underwriting expertise and flexibility in terms of product development. In July 2003 the CMHC announced a 15% reduction in rates, which we have matched. This rate reduction, as well as any further similar actions taken by the CMHC, may cause our future revenue in our Canadian mortgage insurance business to decline.

  Australia and New Zealand

        We entered the Australian mortgage insurance market in 1997 with our acquisition of the operating assets of the Housing Loans Insurance Corporation, or HLIC, from the Australian government. We entered the New Zealand mortgage insurance market in 1999 as an expansion of our Australian operations. Our mortgage insurance operations in Australia and New Zealand accounted for approximately 34% of our total international mortgage insurance revenues for the nine months ended September 30, 2003.

  Products

        In Australia and New Zealand, we offer primary flow insurance, known as "lenders mortgage insurance," or LMI, and portfolio credit enhancement policies. As of September 30, 2003, LMI represented 88% and portfolio credit enhancement represented 12% of our mortgage insurance in force in Australia and New Zealand. Our principal product is LMI, which is similar to the primary flow insurance we offer in Canada, with single premiums and 100% coverage. Lenders usually collect the single premium from prospective borrowers at the time the loan proceeds are advanced and remit the amount to us as the mortgage insurer. We in turn allocate most of the proceeds to unearned premium reserves, invest those proceeds and recognize the premium revenues over time according to an actuarially determined multi-year schedule.

        We provide LMI on a flow basis to two types of customers: banks, building societies and credit unions; and non-bank mortgage originators, called mortgage managers. Banks, building societies and credit unions generally acquire LMI only for residential mortgage loans with loan-to-value ratios above 80%, because reduced capital requirements apply to high loan-to-value residential mortgages only if they have been insured by an "A" rated, or equivalently rated, mortgage insurance company that is regulated by the Australian Prudential Regulation Authority, or APRA. Our insurance subsidiary that serves the Australian and New Zealand markets has financial-strength ratings of "AA" from S&P and Fitch and a rating of "Aa2" from Moody's. There is no comparable capital incentive to purchase mortgage insurance for mortgages with loan-to-value ratios below 80%.

        Mortgage managers fund their operations primarily through the issuance of mortgage-backed securities. Because they are not regulated by APRA, they do not have the same capital incentives as banks for acquiring LMI. However, they use LMI as the principal form of credit enhancement for these securities and generally purchase insurance for every loan they originate, without regard to the loan-to-value ratio.

        We also provide portfolio credit enhancement policies to APRA-regulated lenders that have originated loans for securitization in the Australian market. Portfolio mortgage insurance serves as an important source of credit enhancement for the Australian securitization market, and our portfolio credit enhancement coverage generally is purchased for low loan-to-value, seasoned loans written by APRA-regulated institutions. To date, a market for these portfolio credit enhancement policies has not developed in New Zealand to the same extent as in Australia.

        In both primary LMI and portfolio credit enhancement policies, our mortgage insurance provides insurance coverage for the entire unpaid loan balance, including selling costs and expenses, following the sale of the security property. Most of the loans we insure in Australia and New Zealand are variable rate mortgages with loan terms of between 20 and 30 years.

        In connection with our acquisition of the operating assets of HLIC in 1997, we agreed to service a mortgage insurance portfolio that was retained by the Australian government. We receive a small amount of management fees for handling claims and providing loss mitigation and related services, but we did not acquire HLIC's originated insurance policies and do not bear any risk on those policies.

  Customers

        The ten largest mortgage originators in Australia, consisting of seven banks and three mortgage managers, collectively provide more than 80% of Australia's and New Zealand's residential mortgage financing. These ten originators provided us with 78% of our new insurance written for the nine months ended September 30, 2003, compared with 77% in 2002 and 74% in 2001. Other market participants in Australian and New Zealand mortgage lending include regional banks, building societies and credit unions.

  Competitors

        The Australian and New Zealand mortgage insurance markets are served by one other independent LMI company, PMI, as well as various lender-affiliated captive mortgage insurance companies. We compete with PMI primarily based upon our reputation for high-quality customer service, quick decision making on insurance applications, strong underwriting expertise and flexibility in terms of product development. As in Canada, we also compete in Australia and New Zealand with other products and financial structures that are designed to transfer credit default risk on mortgage loans.

        APRA's license conditions require Australian mortgage insurance companies, including ours, to be mono-line insurers, which are insurance companies that offer just one type of insurance product. However, in November 2003, APRA announced that it is considering, and has sought comment on, a proposal to eliminate the requirement that mortgage insurance companies be mono-line insurers. This proposal is pending and the elimination of the mono-line requirement could facilitate the entry of new competitors and further increase competition in the Australian mortgage insurance market.

  Europe

        We began our European operations in 1994 in the U.K., which is Europe's largest market for mortgage loan originations. We expanded into five additional countries between 1999 and 2003, and we continue to explore opportunities in other European countries. Mortgage insurance originating in the U.K. accounted for approximately 92% of our European mortgage insurance in force as of September 30, 2003. This large concentration in the U.K. is attributable primarily to the fact that we have been operating in that country considerably longer than in any other European country. Our mortgage insurance operations in Europe accounted for approximately 11% of our total international mortgage insurance revenues for the nine months ended September 30, 2003.

  Products

        Our European business currently consists principally of primary flow insurance on adjustable-rate mortgages. As is the case in our other non-U.S. markets, most primary flow insurance policies written in Europe are structured with single premium payments. Our primary flow insurance generally provides first-loss coverage in the event of default on a portion (typically 10-20%) of the balance of an individual mortgage loan. We believe that, over time, there is an opportunity to provide additional products with higher coverage percentages to reduce the risks to lenders of low-down-payment lending to levels similar to those in more mature mortgage insurance markets. We also recently began offering portfolio credit enhancement policies to lenders that have originated loans for securitization in select European markets.

  Customers

        As a result of our strategy to expand organically into new markets in Europe with attractive growth potential, our portfolio of international mortgage insurance in force in Europe is concentrated in the countries where we have been active for the longest period of time and with customers with whom we have been doing business for the longest period of time. Our customers are primarily banks and mortgage investors, and our largest customer in Europe, which is a bank in the U.K., accounted for 71% of our new insurance written in the European markets for the nine months ended September 30, 2003, compared with 84% and 97% for the years ended December 31, 2002 and 2001, respectively.

  Competitors

        Our European business faces competition from both traditional mortgage insurance companies as well as providers of alternative credit enhancement products. Our competitors are both public and private entities. Public mortgage guarantee facilities exist in The Netherlands, Sweden, Finland, some of the Baltic states, and, on a limited regional basis, in Italy, which provide (except in The Netherlands) first-loss coverage at premium rates and coverage levels similar to ours. We also face competition from affiliates of other U.S. private mortgage insurers, such as PMI, Radian and United Guaranty Residential Insurance Company, as well as multi-line insurers primarily in the U.K. and the Republic of Ireland, such as Norwich Union, Legal & General and Royal & SunAlliance. In October 2003, PMI agreed to purchase Royal & SunAlliance's mortgage insurance business in the U.K.

        We also face competition from alternative credit enhancement products, such as personal guarantees on high loan-to-value loans, second mortgages and bank guarantees, and captive insurance companies organized by lenders. Lenders also have sought other forms of risk transfer, such as the use of capital market solutions through credit derivatives. In addition, some European lenders have chosen to price for and retain the additional credit risk, effectively self-insuring their low-down-payment loans. We believe that our global expertise, coverage flexibility, and strong ratings provide a unique competitive offering compared with competitors and alternative products.

  Loan portfolio

        The following table sets forth selected financial information regarding the effective risk in force of our international mortgage insurance loan portfolio as of the dates indicated:

	Historical
		December 31,
	September 30,
	2003	2002	2001	2000
(Dollar amounts in millions)
Loan-to-value ratio
95.01% and above	$22	$12	$11	$12
90.01% to 95.00%	9,858	6,884	4,486	2,983
80.01% to 90.00%	13,082	8,718	5,563	4,208
80.00% and below	13,412	10,091	6,651	5,310

Total	$36,374	$25,705	$16,711	$12,513

Loan type
Fixed rate mortgage	$—	$—	$—	$—
Adjustable rate mortgage	36,374	25,705	16,711	12,513

Total	$36,374	$25,705	$16,711	$12,513

Mortgage term
15 years and under	$15,389	$11,813	$8,694	$6,878
More than 15 years	20,985	13,892	8,017	5,635

Total	$36,374	$25,705	$16,711	$12,513

Our businesses in Australia, New Zealand and Canada currently provide 100% coverage on the majority of the loans we insure in those markets. The table above presents effective risk in force, which recognizes that the loss on any particular loan will be reduced by the net proceeds received upon sale of the property. Effective risk in force has been calculated by applying to insurance in force a factor that represents our highest expected average per-claim payment for any one underwriting year over the life of our businesses in Australia, New Zealand and Canada. As of September 30, 2003 this factor was 35% in each of Australia, New Zealand and Canada.

  Loans in default and claims

        The claim process in our international mortgage insurance business is similar to the process we follow in our U.S. mortgage insurance business. "See—Mortgage Insurance—U.S. mortgage insurance—Loans in default and claims." The following table sets forth the number of loans insured, the number of loans in default and the default rate for our international mortgage insurance portfolio:

	Historical
	September 30,	December 31,
	2003	2002	2001	2000
Primary insurance
Insured loans in force	1,213,757	1,054,703	790,294	601,038
Loans in default	5,453	3,641	3,471	2,744
Percentage of loans in default (default rate)	0.5%	0.4%	0.4%	0.5%
Flow loans in force	958,761	753,314	549,039	391,536
Flow loans in default	5,126	3,268	3,262	2,570
Percentage of flow loans in default (default rate)	0.5%	0.4%	0.6%	0.7%
Portfolio credit enhancement loans in force	254,996	301,389	241,255	209,502
Portfolio credit enhancement loans in default	327	373	209	174
Percentage of portfolio credit enhancement loans in default (default rate)	0.1%	0.1%	0.1%	0.1%

Corporate and Other

        Our Corporate and Other segment consists of net realized investment gains (losses), and unallocated corporate income and expenses (including amounts accrued in settlement of class action lawsuits), interest, and other financing expenses that are incurred at our holding company level. This segment also includes the results of Viking Insurance Company, GE Seguros and a few other small, non-core businesses that are managed outside our operating segments.

        Our subsidiary, Viking Insurance Company, is a Bermuda-based reinsurer of leased equipment insurance and consumer credit insurance underwritten by American Bankers Insurance Company, or ABIC. GE's Vendor Financial Services business purchases property and casualty insurance from ABIC on behalf of certain of its lessees to cover leased equipment. ABIC then reinsures those policies with Viking. GE's Card Services business develops and markets credit insurance through credit card issuers, retailers and banks. These credit insurance policies also are underwritten by ABIC and then reinsured with Viking.

        Viking also has an in-force block of reinsurance of U.S. and Canadian consumer auto warranties and property and casualty gap insurance that protects consumers from the risk of loss on any difference between the value of an automobile and any loans secured by it. We do not intend to enter into any new warranty or gap insurance reinsurance treaties, and we intend to place the existing treaties in run-off, with the remaining program expiring over the next four years.

        GE has informed us that Vendor Financial Services intends to cease purchasing new insurance coverage on behalf of lessees through ABIC, as of March 1, 2004, and Card Services intends to phase out marketing credit insurance over the next several years. GE Capital has agreed to take all commercially reasonable efforts to maintain the relevant existing insurance and reinsurance relationships, but we expect Viking's reinsurance programs with GE's Card Services business and Vendor Financial Services to decline steadily over the next several years and, ultimately, be discontinued. With respect to Card Services' credit insurance, GE Capital may decide to encourage a switch of existing coverages to another program. In that event, GE Capital has agreed to pay Viking an amount equal to the net underwriting income that Viking is projected to receive as reinsurer from the date of discontinuation of any credit insurance program through December 31, 2008. See "Agreements Between GE and our Company—Relationship with GE—Agreement Regarding Continued Reinsurance by Viking."

        Our subsidiary, GE Seguros, is a small Mexican-domiciled multi-line insurer. We acquired this business in 1995 and currently hold 99.6% of its outstanding shares. GE Seguros is licensed to sell property and casualty, life and health insurance in Mexico.

        GE Seguros currently writes primarily motor vehicle coverage for personal and commercial domestic vehicles and personal coverage for tourist vehicles. It also writes a small amount of homeowners', commercial property, transport and life insurance. GE Seguros distributes its products through independent agents in Mexico and, for the tourist auto business, it also distributes its products through agents located in key U.S. border locations. GE Seguros maintains agency relationships through its branch offices in ten major Mexican cities.

        Viking, GE Seguros and other small, non-core businesses had aggregate net earnings of $27 million and $19 million, respectively, for the nine months ended September 30, 2003 and 2002, and $42 million and $47 million for the years ended December 31, 2002 and 2001.

Distribution

        We distribute our products through an extensive and diversified distribution network that is balanced between independent sales intermediaries, including financial intermediaries and independent producers, and dedicated sales specialists. We believe this access to a variety of distribution channels enables us to respond effectively to changing consumer needs and distribution trends. We have strategically positioned our multi-channel distribution network to capture a broad share of the distributor and consumer markets and to accommodate different consumer preferences in how to purchase insurance and financial services products.

  Protection and Retirement Income and Investments segments

        Our Protection and Retirement Income and Investments segments both distribute their products through the following channels:

  •
  Financial intermediaries, including banks, securities brokerage firms, and independent broker/dealers;

  •
  Independent producers, including brokerage general agencies, affluent market producer groups and specialized brokers; and

  •
  Dedicated sales specialists, including long-term care sales agents and affiliated networks of both accountants and personal financial advisers.

        The following tables set forth our production (which we define as annualized first-year premiums and deposits) for the products in our Protection and Retirement Income and Investments segments, categorized by each of our distribution channels:

	Historical
	Year ended December 31, 2002
	Annuities and other investment products	Life insurance	Long-term care insurance	Group life and health insurance	European payment protection insurance
(Dollar amounts in millions)
Financial intermediaries	$4,687	$8	$24	$—	$1,105
Independent producers	4,759	180	46	169	267
Dedicated sales specialists	248	14	187	—	—

Total production	$9,694	$202	$257	$169	$1,372

  Financial intermediaries

        We have selling agreements with approximately 900 financial intermediaries, including banks, securities brokerage firms and independent broker/dealers. We use financial intermediaries to distribute a significant portion of our fixed, variable and income annuities and other investment products, long-term care insurance and European payment protection insurance. They also distribute a small portion of our life insurance policies to their individual clients. We have 95 wholesalers in the U.S. who are our employees and who work to develop sales relationships with new financial intermediaries and to expand sales through existing financial intermediaries.

  Independent producers

        Brokerage general agencies.    We distribute most of our products, including life insurance, annuities and long-term care insurance through approximately 500 independent brokerage general agencies, or BGAs, located throughout the U.S. Approximately 270 of these BGAs distribute our life insurance, annuities and long-term care insurance products, and approximately 230 of them are long-term care insurance specialists and generally distribute only our long-term care insurance products. These BGAs market our products, and those of other insurance companies, through a network of approximately 234,000 independent brokers who are licensed and appointed to sell our products.

        Affluent market producer groups.    We have preferred carrier relationships with several industry leading affluent market producer groups. Through these relationships, we have access to approximately

4,700 producers who are licensed and appointed to sell our products. These groups target high-net-worth individuals, which we define to include households with at least $1 million of liquid assets, as well as small to medium-size businesses, which we define as those with fewer than 1,000 employees. We distribute life insurance, long-term care insurance and annuity products through these groups.

        Specialized brokers.    We distribute many of our products through brokers that specialize in a particular insurance or investment product and deliver customized service and support to their clients. We use a network of approximately 350 specialized independent brokers to distribute income annuities and structured settlements. We believe we have one of the oldest and largest distribution systems for structured settlements, and our relationships with many of these specialized brokers date back more than 20 years. We distribute our group life and health insurance products and services through an independent network of approximately 5,000 licensed group life and health brokers and agents that are supported by our nationwide sales force of approximately 100 employees. These group brokers and agents typically specialize in providing employee benefit and retirement solution services to employers. We also distribute GICs and funding agreements through a group of approximately 35 specialized brokers and investment managers.

  Dedicated sales specialists

        Long-term care agents.    We have approximately 1,800 sales agents who specialize in selling our long-term care insurance products, 70 of which are product specialists who assist our independent sales intermediaries in selling our long-term care insurance products. They also sell our Medicare supplement insurance product and the products of other insurers on a select basis. We employ the individuals who manage and support the dedicated sales specialists. We compensate our long-term care agents primarily on a commission basis. To support lead generation for this channel, we have a comprehensive direct mail and marketing program, including mass marketing and affinity strategies that target members of various organizations, such as travel, social and professional organizations. We also identify prospective customers through educational seminars, policyholder referrals and targeted promotions linked to our national advertising campaigns.

        Accountants and personal financial advisers.    We have approximately 1,400 affiliated personal financial advisers, of whom approximately 1,200 are accountants, who sell our annuity and insurance products including variable products, third-party mutual funds and other investment products through our wholly-owned broker/dealers. In the past several years, accountants have been increasingly responsible for assisting their clients with long-term financial planning, as well as traditional accounting and tax-related services. As a result, we believe accountants provide us with an opportunity for growth as a distribution channel. We distribute primarily annuities and other investment products through this distribution channel.

  Mortgage Insurance

        We distribute our mortgage insurance products through our dedicated sales force of more than 100 employees located throughout the U.S. This sales force primarily markets to financial institutions and mortgage originators, which in turn offer mortgage insurance products to borrowers. In addition to our field sales force, we also distribute our products through a telephone sales force serving our small lender and broker customer segments, as well as through our "Action Center" which provides live phone and web chat based support for all our customer segments.

        We also maintain a dedicated sales force that markets our mortgage insurance products to lenders in Canada, Australia, New Zealand, and Europe. As in the U.S. market, our sales force markets to financial institutions and mortgage originators, who in turn offer mortgage insurance products to borrowers.

Marketing

        In addition to the breadth and variety of our distribution channels, we have differentiated our approach to the market through product breadth, technology services, specialized support for our distributors and innovative marketing programs tailored to particular consumer groups. We also have developed a comprehensive strategy to promote our new corporate brand after the completion of this offering and our separation from GE.

        We offer a breadth of products that meet the needs of consumers throughout the various stages of their lives. We refer to our approach to product diversity as "smart" breadth because we are selective in the products we offer and strive to maintain appropriate return and risk thresholds when we expand the scope of our product offerings. We believe our reputation for innovation and our smart breadth of products enable us to sustain strong relationships with our distributors and position us to benefit from the current trend among distributors to reduce the number of insurers with whom they maintain relationships, while at the same time they continue to be able to access a broad range of products. We also have developed sophisticated technological tools that enhance performance by automating key processes and reducing response times and process variations. These tools also make it easier for our customers and distributors to do business with us.

        We maintain strong relationships with leading distributors by providing a high level of specialized and differentiated distribution support, such as product training, advanced marketing and sales solutions, financial product design for affluent customers and technology solutions that support the distributors' sales efforts and by pursuing joint business improvement efforts. We also sponsor various advisory councils with independent sales intermediaries and dedicated sales specialists to gather their feedback on industry trends, new product suggestions and ways to enhance our relationships. For the past several years, we have offered programs to share our Six Sigma process quality methods with our distributors. To this end, we have participated in a joint business improvement initiative (originally developed by GE), called "At the Customer For the Customer," or ACFC, through which we help our independent sales intermediaries increase sales and realize greater efficiencies in their businesses. We believe ACFC has been favorably received by our distributors and has helped to differentiate us from our competitors. During 2003, our independent sales intermediaries initiated more than 200 projects through the ACFC program.

        We have designed innovative marketing programs that target different consumer groups. For example, we sponsor the GE Center for Financial Learning, which provides a web site to promote financial literacy. The site has won more than 35 Internet and industry awards and contains detailed information about various insurance and investment products and financial decisions facing consumers. The site was developed with the help of leading academic experts and financial professionals who also serve on the GE Center for Financial Learning's Advisory Board. This website is devoted solely to financial education and does not sell or promote any products. However, we believe the web site contributes to the recognition of our products and services and generates loyalty among independent sales intermediaries and consumers.

        We also have been actively marketing our products to U.S. Latino customers, who we believe are substantially underserved by insurance and investment products, despite being the largest minority group in the U.S. As part of this campaign, we recruit Spanish-speaking agents, translate various marketing materials into Spanish, advertise our services on Telemundo Spanish television, participate in Latin American street fairs, and, as part of the GE Center for Financial Learning, operate a Spanish-language web site devoted to financial education for U.S. Latinos.

        Our other innovative marketing programs include our two mobile marketing units that visit more than 50 communities each year to generate publicity and sales opportunities for our products, our coordination of the national Long-Term Care Awareness Day, and our sponsorship of the Alzheimer Association's annual Memory Walk across the U.S.

        Branding has been, and will continue to be, an important aspect of our total marketing program. We currently use the GE brand name and logo in nearly all our marketing and distribution activities, including product names, product brochures, web sites, stationery, signage, advertising and promotions. In addition, many of our insurance subsidiaries incorporate "GE," "General Electric" or "GE Capital" in their corporate names. Pursuant to a transitional trademark license agreement, GE will grant us the right to use the "GE" mark and the "GE" monogram for up to five years in connection with our products and services. GE also will grant us the right to use "GE," "General Electric" and "GE Capital" in the corporate names of our subsidiaries until the earlier of twelve months after the date on which GE owns less than 20% of our outstanding common stock and five years from the date of the trademark license agreement. In addition, insurance regulators in the U.S. and the other countries where we do business could require us to accelerate the transition to our independent brand. See "Arrangements Between GE and Our Company—Relationship with GE—Intellectual Property Arrangements—Transitional Trademark License Agreement."

        Our branding strategy is to establish our new Genworth brand expeditiously while we continue to use the GE brand name and logo with customers. We are planning a phased brand rollout. Our first phase will emphasize the relationship between Genworth and the GE brand with continued references to GE and the GE brand in selective marketing materials. Within 12 months of the completion of this offering, we intend to re-brand most standard communications materials with the Genworth logo, name and corporate identity, including the references to GE. During 2004 and 2005, we also intend to promote the Genworth brand through various communications, such as advertising, promotions, print media, the Internet, public relations efforts, and special events for distributors and consumers. We intend to customize our brand transition strategy for each of our distribution channels.

        We expect to incur aggregate incremental expenses of approximately $35 million in each of 2004 and 2005 for marketing, advertising and legal entity transition expenses, reflecting primarily the additional costs of establishing our new brand throughout our business, including with consumers and sales intermediaries.

Risk Management

  Overview

        Risk management is a critical part of our business, and we have adopted rigorous risk management processes in virtually every aspect of our operations, including product development, underwriting, investment management, asset-liability management, and technology development projects. The primary objective of these risk management processes is to reduce the variations we experience from our expected results. We have an experienced group of more than 130 professionals, including actuaries, statisticians and other specialists, dedicated exclusively to our risk management process. We believe we have benefited from the sophisticated risk management techniques that GE applies throughout its businesses, and we have emphasized our adherence to those techniques as a competitive advantage in marketing and managing our products. We intend to maintain a prudent and highly disciplined risk management strategy as an independent company after this offering.

  New product introductions

        Our risk management process begins with the development and introduction of new products and services. We have established a rigorous product development process that specifies a series of required analyses, reviews and approvals for any new product. This process includes a review of the market opportunity and competitive landscape for each proposed product, major pricing assumptions and methodologies, return expectations, reinsurance strategies, underwriting criteria and business risks and potential mitigating factors. Before we introduce a new product in the market, we establish a monitoring program with specific performance targets and leading indicators, which we monitor frequently to identify any deviations from expected performance so that when necessary, we can take prompt corrective action. All new products require approval by our senior management team. We use a similarly rigorous process to introduce variations to existing products and to introduce existing products through new distribution channels.

  Product performance reviews

        The Risk Committee for our Protection and Retirement Income and Investments segments includes our President and Chief Executive Officer, Chief Risk Officer, Chief Financial Officer, Head of Product Management, Chief Investment Officer and Chief Actuary. The Risk Committee reviews each of our products on a regular cycle, typically approximately twice per year. These reviews include an analysis of the major drivers of profitability, underwriting performance, variations from expected results, regulatory and competitive environment and other factors affecting product performance. In addition, we initiate special reviews when a product's performance fails to meet any of the indicators we established during that product's introductory review process. If a product does not meet our performance criteria, we consider adjustments in pricing, design and marketing or ultimately discontinuing sales of that product. We review our underwriting, pricing and risk selection strategies on a regular basis to ensure that our products remain progressive, competitive and consistent with our marketing and profitability objectives. We are also subject to periodic external audits by our reinsurers, which provide us with valuable insights into other innovative risk management practices.

        In managing the risks of our Mortgage Insurance segment, we carefully monitor portfolio trends and product performance, including credit quality, product concentrations and claims development. We evaluate trends in our portfolio through various means, including comparison of results to pre-established targets and to our historical experience, analysis of borrower credit scores, and use of our own proprietary mortgage scoring model, OmniScore®. We obtain borrower FICO scores and other credit data directly from credit bureaus when available, thereby enabling us to independently evaluate the credit quality of loans submitted to us. We also regularly evaluate the profitability of our products in light of market conditions and forecasts developed during the product development process. As in our other segments, if a mortgage insurance product's performance fails to meet any of the indicators we established during that product's introductory review process or otherwise shows negative trends, we consider changes to our product guidelines, price adjustments, limiting our exposure or discontinuing the offering of that product. We also assess portfolio quality and loan performance at the lender account level using OmniScore®, FICO scores and other credit data and our historical claims experience. Our risk management team conducts portfolio quality and loan performance reviews with lenders as required, during which we consider and address any significant trends and performance issues. We also review the profitability of lender accounts on a quarterly basis to ensure that our business with these lenders is achieving anticipated performance levels and to identify trends requiring remedial action. Corrective actions may include changes to our underwriting guidelines, product mix or other programs with lenders.

  Asset-liability management

        We maintain segmented investment portfolios for the majority of our product lines. This enables us to perform an ongoing analysis of the interest rate risks associated with each major product line, in addition to the interest rate risk for our overall enterprise. We analyze the behavior of our liability cash flows across a wide variety of future interest rate scenarios, reflecting policy features and expected policyholder behavior. We also analyze the behavior of our asset portfolio across the same scenarios. We believe this analysis shows the sensitivity of both our assets and liabilities to large and small changes in interest rates and enables us to manage our assets and liabilities more effectively.

  Portfolio diversification

        We use strict limits to avoid concentrations of risk in our investment portfolio. The techniques we use to manage our exposure to credit risk, interest rate risk and market valuation risk are discussed in further detail below under "—Investments."

        In managing our mortgage insurance risk exposure, we carefully monitor geographic concentrations in our portfolio and the condition of housing markets in each country in which we operate. We monitor our concentration of risk in force at the regional, state and major metropolitan area levels on a quarterly basis. In the U.S., we evaluate the condition of housing markets in major metropolitan areas with our proprietary OmniMarketSM model, which rates housing markets based on variables such as economic activity, unemployment, mortgage delinquencies, home sales trends and home price changes. We also regularly monitor factors that affect home prices and their affordability by region and major metropolitan area.

  Actuarial databases and information systems

        Our extensive actuarial databases and innovative information systems technology are important tools in our risk management programs. We believe we have the largest actuarial database for long-term care insurance claims with almost 30 years of experience in offering those products. We also have substantial experience in offering individual life insurance products, and we have developed a large database of claims experience, particularly in preferred risk classes, which provides significant predictive experience for mortality.

        We use advanced and, in some cases, proprietary technology to manage variations in our underwriting process. For example, our GENIUS® new business processing system uses digital underwriting technology that is designed to reduce policy issue times, lower our operating costs and increase the consistency and accuracy of our underwriting process by reducing decision-making variation. In our mortgage insurance business we use borrower credit scores, our proprietary mortgage scoring model, OmniScore®, and our extensive database of mortgage insurance experience to evaluate new products and portfolio performance. OmniScore® uses the borrower's credit score and additional data concerning the borrower, the loan and the property, including loan-to-value ratio, loan type, loan amount, property type, occupancy status and borrower employment to predict the likelihood of having to pay a claim. In the U.S., OmniScore® also incorporates our assessment of the housing market in which a property is located, as evaluated with our OmniMarketSM model. We believe this additional mortgage data and housing market assessment significantly enhances OmniScore's® predictive power over the life of the loan. We perform portfolio analysis on an ongoing basis to determine if modifications are required to our product offerings, underwriting guidelines or premium rates.

  Compliance

        We take a disciplined approach to legal and regulatory compliance practices and throughout our company instill a strong commitment to integrity in business dealings and compliance with applicable laws and regulations. In recognition of this commitment, we have received the American Council of Life Insurers' Integrity First Award in both 2001 and 2002. We have approximately 140 employees dedicated to compliance matters.

Operations and Technology

  Service and support

        We have a dedicated team of approximately 5,000 service and support personnel (including our operations through an arrangement with a GE subsidiary in India) who assist our sales intermediaries and customers with their service needs. We use advanced and, in some cases, proprietary, patent-pending technology to provide customer service and support, and we operate service centers that leverage technology, integrated processes, and Six Sigma process management techniques.

        In our Protection and Retirement Income and Investments segments, we interact directly and cost-effectively with our independent sales intermediaries and dedicated sales specialists through secure websites, which have enabled them to transact business with us electronically, obtain information about our products, submit applications, check application and account status and view commission information. We also provide our independent sales intermediaries and dedicated sales specialists with account information to disseminate to their customers through the use of industry-standard XML communications. Our technology teams actively participate in the development of industry standards and have received early adopter awards from industry organizations such as the Association for Cooperative Operations Research and Development, or ACORD.

        We also have introduced technologically advanced services to customers in our Mortgage Insurance segment. Historically, lenders submitted applications for mortgage insurance via mail, courier or fax. If we approved the loan, we would issue a certificate of insurance to the lender. Advances in technology now enable us to accept applications through electronic submission and to issue electronic insurance commitments and certificates. Our AU Central® Internet platform provides lenders real-time access to multiple automated underwriting systems at the point of sale, helping them to originate loans more easily and efficiently. For the nine months ended September 30, 2003, we issued approximately 81% of our U.S. mortgage insurance commitments electronically, compared to 78% in 2002 and 55% in 2001. Through our Internet-enabled information systems, lenders can receive information about their loans in our database, as well as make corrections, file notices and claims, report settlement amounts, verify loan information and access payment histories. We also assist in workouts through LMO Fast-Track, which we believe is the mortgage insurance industry's first on-line workout approval system, allowing lenders to request and obtain authorization from us for them to provide workout solutions to their borrowers.

  Operating centers

        We have centralized our operations and have established scalable, low-cost operating centers in Virginia, North Carolina, India and Ireland. We expect to realize additional efficiencies from further facility rationalization, which includes centralizing additional U.S. operations and consolidating mailrooms and print centers. Through an arrangement with GE, we have a substantial team of professionals in India who provide a variety of services to us, including customer service, transaction processing, and functional support including finance, investment research, actuarial, risk and marketing resources to our insurance operations. Most of the personnel in India have college degrees, and many have graduate degrees. See "Arrangements Between GE and Our Company—Relationship with GE—Arrangements regarding our operations in India" for a description of this arrangement.

  Technology capabilities

        We employ approximately 560 information technology professionals throughout our organization. These include approximately 30 project managers, all of whom have been certified by the Project Management Institute to design and develop new technological capabilities.

        We rely on proprietary processes for project approval, execution, risk management and benefit verification as part of our approach to technology investment. We hold, or have applied for, more than 120 patents. Our technology team is experienced in large-scale project delivery, including many insurance administration system consolidations and the development of Internet-based servicing capabilities. We continually manage technology costs by standardizing our technology infrastructure, consolidating application systems, reducing servers and storage devices, and managing project execution risks.

        We work with associates from GE's Global Research Center to develop new technologies that help deliver competitive advantages to our company. After our separation from GE, we will complete our existing projects with the GE Global Research Center under their current terms. We also may work on new projects with the GE Global Research Center in the future. All new projects will be pursuant to individual agreements that will be negotiated on mutually agreeable terms. See "Arrangements Between GE and Our Company—Relationship with GE—Transition Services Agreement."

  Six Sigma

        We believe we have greatly enhanced our operating efficiency and generated significant cost savings by using a highly disciplined quality management and process optimization methodology known as Six Sigma, which relies on the rigorous use of statistical techniques to assess process variations and defects. Six Sigma is a quality program consisting of a combination of GE proprietary and licensed materials, concepts, methodologies and software tools. The program uses a disciplined methodology to define, measure, analyze, improve and control the features and performance of a company's products and processes. Six Sigma creates a rigorous process analysis supported by data to measure defect levels in a given process or product. By measuring defects and identifying their root causes, processes and products can be improved to deliver and sustain higher levels of performance as measured by timeliness, accuracy, cost and customer satisfaction.

        We have a team of approximately 300 employees who have received extensive training and certification in Six Sigma, an additional 1,400 employees have received standard Six Sigma certification, and nearly all our employees have attained a basic level of competence in the Six Sigma methodology.

        Pursuant to the transition services agreement that we will enter into with GE prior to the completion of this offering, GE will ensure that we will be able to continue to use our Six Sigma program in a manner consistent with our use prior to the completion of this offering.

Reserves

        We calculate and maintain reserves for the estimated future payment of claims to our policyholders and contractholders based on actuarial assumptions and in accordance with U.S. GAAP and industry accounting practices. Many factors can affect these reserves and liabilities, including economic and social conditions, inflation, healthcare costs, changes in doctrines of legal liability and damage awards in litigation. Therefore, the reserves and liabilities we establish are necessarily based on extensive estimates, assumptions and our analysis of historical experience. Our results depend significantly upon the extent to which our actual claims experience is consistent with the assumptions we used in determining our reserves and pricing our products. Our reserve assumptions and estimates require significant judgment and, therefore, are inherently uncertain. We cannot determine with precision the ultimate amounts that we will pay for actual claims or the timing of those payments.

  Protection

        We establish reserves for life insurance policies based generally upon actuarially recognized methods. We use mortality tables in general use in the U.S. and Europe, modified to reflect our expected claims. Persistency, expense and interest rate assumptions are based upon relevant experience and expectations for the future. We establish reserves at amounts we expect to satisfy our policy obligations, including assumptions for the receipt of additional premiums and of interest to be earned on the reserves. The liability for policy benefits for universal life insurance policies and interest-sensitive whole life policies is equal to the balance that accrues to the benefit of policyholders, including credited interest, plus any amount needed to provide for additional benefits. We also establish reserves for amounts that we have deducted from the policyholder's balance to compensate us for services to be performed in future periods, and we release these reserves as those future obligations are extinguished.

        We establish reserves for long-term care insurance policies based upon a variety of factors including claim likelihood, continuance, severity, persistency, and plan of coverage. Long-term care insurance policies are long-duration products, and therefore our future claims experience may be different from what we expected when we issued the policies. Moreover, long-term care insurance does not have the claims experience history of life insurance, and as a result, our ability to forecast claims for long-term care insurance products is more limited than for life products.

        Our liability for unpaid group life and health insurance claims, including our medical and non-medical lines, is an estimate of the ultimate net cost of both reported and unreported losses not yet settled. Our liability is based upon an evaluation of historical claim run-out patterns and includes a provision for adverse claim development. Reserves for long-term disability insurance represent the actuarial present value of benefits for current claimants. Claim benefit payments on long-term disability insurance policies consist of payments made monthly, in accordance with the contractual terms of the policy. Reserves for incurred but not reported claims in our group life and health insurance business are based upon historic incidence rates.

        We establish reserves for our European payment protection insurance using a number of actuarial models. Claims reserves are calculated separately for disability, life and unemployment business. Reserves are established at three different stages of a claim: incurred but not reported, reported but not paid and in the course of payment.

  Retirement Income and Investments

        For our investment contracts, including annuities, GICs, and funding agreements, contractholder liabilities are equal to the accumulated contract account values, which generally consist of an accumulation of deposit payments plus credited interest or investment earnings, less expense and mortality charges, as applicable, withdrawals and other amounts assessed through the end of the period. We also maintain a separate reserve for expected future payments above the account value due to the death of a contractholder. Liabilities for future policy benefits on our immediate fixed annuity contracts are calculated based upon a set of actuarial assumptions that we establish and maintain throughout the lives of the contracts.

  Mortgage Insurance

        In our mortgage insurance businesses, a significant period of time may elapse between the occurrence of the borrower's default on a mortgage payment, which is the event triggering a potential future claim payment, the reporting of such default and our eventual payment of the claim. Consistent with U.S. GAAP and industry accounting practices, we establish reserves for loans that are in default, including loans that are in default but have not yet been reported, by forecasting the percentage of loans in default on which we will ultimately pay claims and the average claim that will be paid. We generally consider a loan to be in default if the borrower has failed to make a required mortgage payment for two consecutive months. In addition to our reserves for known loans in default, we establish reserves for "loss adjustment expenses" to provide for the estimated costs of settling claims, including legal and other fees, and general expenses of administering the claims settlement process.

        We estimate ultimate claims and associated costs based upon our historical loss experience, adjusted for the anticipated effect of current economic conditions and projected economic trends. Consistent with U.S. GAAP and industry accounting practices, we do not establish loss reserves for future claims on insured loans that are not currently in default.

        To improve the reserve estimation process, we segregate our mortgage loan portfolio based upon a variety of factors, and we analyze each segment of the portfolio in light of our default experience to produce our reserve estimate. We review these factors on a periodic basis and adjust our loss reserves accordingly. Although inflation is implicitly included in the estimates, the impact of inflation is not explicitly isolated from other factors influencing the reserve estimates. We do not discount our loss reserves for financial reporting purposes.

        We also establish reserves related to contract underwriting indemnification. Under the terms of our contract underwriting agreements, we agree to indemnify the lender against losses incurred in the event that we make material errors in determining that loans processed by our contract underwriters meet specified underwriting or purchase criteria. Although we have established reserves to provide for potential claims in connection with our contract underwriting services, we have limited historical experience that we can use to establish reserves for these potential liabilities.

Reinsurance

        We follow the industry practice of reinsuring portions of our insurance risks with reinsurance companies. We use reinsurance both to diversify our risks and to manage loss exposures and capital effectively. The use of reinsurance permits us to write policies in amounts larger than the risk we are willing to retain, and also to write a larger volume of new business.

        We cede insurance primarily on a treaty basis, under which risks are ceded to a reinsurer on specific blocks of business where the underlying risks meet certain predetermined criteria. To a lesser extent, we cede insurance risks on a facultative basis, under which the reinsurer's prior approval is required on each risk reinsured. Use of reinsurance does not discharge us, as the insurer, from liability on the insurance ceded. We, as the insurer, are required to pay the full amount of our insurance obligations even in circumstances where we are entitled or able to receive payments from our reinsurer. The principal reinsurers to which we cede risks have A.M. Best financial strength ratings ranging from "A++" to "A-." Historically, we have not had significant concentrations of reinsurance risk with any one reinsurer. However, prior to the completion of this offering, we will enter into reinsurance transactions with UFLIC, which will result in a significant concentration of reinsurance risk with UFLIC, as discussed under "Arrangements Between GE and Our Company—Reinsurance Transactions."

        The following table sets forth, on an actual and pro forma basis, our exposure to our principal reinsurers, along with the reinsurance recoverable as of September 30, 2003, and the A.M. Best ratings of those reinsurers as of that date:

	Reinsurance recoverable	Pro forma reinsurance recoverable	A.M. Best rating
(Dollar amounts in millions)
UFLIC(1)	$0	$16,107	A+
IDS Life Insurance Company(2)	749	749	A+
Phoenix Life Insurance Company(3)	647	647	A
Swiss Re Life & Health America Inc.	181	181	A++
ERC(4)	101	101	A-
Revios Reinsurance	90	90	A-

(1)
See "Arrangements Between GE and Our Company—Reinsurance Transactions."

(2)
Our reinsurance arrangement with IDS covers a run-off block of single-premium life insurance policies.

(3)
Our reinsurance arrangement with Phoenix covers a run-off block of corporate-owned life insurance policies. Both of these arrangements originated from acquisitions.

(4)
ERC refers to Employers Reassurance Corporation and ERC Life Reinsurance Corporation, both indirect subsidiaries of GE.

        As discussed above under "—Mortgage Insurance—Products and Services—Risk mitigation arrangements—Captive reinsurance," we have entered into a number of reinsurance agreements in which we share portions of our mortgage insurance risk written on loans originated or purchased by lenders with captive reinsurance companies, or captive reinsurers, affiliated with these lenders. In return, we cede an agreed portion of our gross premiums on insurance written to the captive reinsurers. Substantially all of our captive mortgage reinsurance arrangements are structured on an excess-of-loss basis.

        As of September 30, 2003 our total risk reinsured to all captive reinsurers was $2.4 billion, and the total capital held in trust for our benefit by all captive reinsurers was $385 million. These captive reinsurers are not rated, and their claims-paying obligations to us are limited to the amount of capital held in trust. We believe the capital held in trust by these captive reinsurers is sufficient to meet their anticipated obligations to us. However, we cannot ensure that each captive with which we do business can or will meet all its obligations to us.

Financial Strength Ratings

        Ratings with respect to financial strength are an important factor in establishing the competitive position of insurance companies. Ratings are important to maintaining public confidence in us and our ability to market our products. Rating organizations review the financial performance and condition of most insurers and provide opinions regarding financial strength, operating performance and ability to meet obligations to policyholders.

        Upon the completion of this offering, we expect our principal life insurance subsidiaries to be rated by A.M. Best, S&P and Moody's as follows:

Company	A.M. Best rating	S&P rating	Moody's rating
American Mayflower Life Insurance Company of New York	A+ (superior)	AA- (very strong)	Aa3 (excellent)
Federal Home Life Insurance Company	A+ (superior)	Not rated	Aa3 (excellent)
First Colony Life Insurance Company	A+ (superior)	AA- (very strong)	Aa3 (excellent)
GE Capital Life Assurance Company of NY	A+ (superior)	AA- (very strong)	Aa3 (excellent)
GE Life and Annuity Assurance Company	A+ (superior)	AA- (very strong)	Aa3 (excellent)
GE Group Life Assurance Company	A (excellent)	AA- (very strong)	Not Rated
General Electric Capital Assurance Company	A+ (superior)	AA- (very strong)	Aa3 (excellent)

        Upon the completion of this offering, we expect our mortgage insurance subsidiaries to be rated by S&P, Moody's and Fitch as follows:

Company(1)	S&P rating	Moody's rating	Fitch rating
General Electric Mortgage Insurance Corporation	AA (very strong)	Aa2 (excellent)	AA (very strong)
GE Mortgage Insurance Company Pty. Limited	AA (very strong)	Aa2 (excellent)	AA (very strong)
GE Mortgage Insurance Limited	AA (very strong)	Aa2 (excellent)	AA (very strong)

(1)
Our Canadian mortgage insurance company is not rated by any of the rating agencies shown above.

        The A.M. Best, S&P, Moody's and Fitch ratings included in this prospectus are not designed to be, and do not serve as, measures of protection or valuation offered to investors in this offering. These financial strength ratings should not be relied on with respect to making an investment in our securities.

        A.M. Best states that its "A+" (superior) rating is assigned to those companies that have, in its opinion, a superior ability to meet their ongoing obligations to policyholders. The "A+" (superior) rating is the second-highest of fifteen ratings assigned by A.M. Best, which range from "A++" (superior) to "F" (in liquidation).

        S&P states that an insurer rated "AA" (very strong) has very strong financial security characteristics that outweigh any vulnerabilities, and is highly likely to have the ability to meet financial commitments. The "AA" range is the second-highest of the four ratings ranges that meet these criteria, and also is the second-highest of nine financial strength rating ranges assigned by S&P, which range from "AAA" to "R." A plus (+) or minus (-) shows relative standing in a rating category.

        Moody's states that insurance companies rated "Aa" (excellent) offer excellent financial security. Moody's states that companies in this group constitute what are generally known as high-grade companies. The "Aa" range is the second-highest of nine financial strength rating ranges assigned by Moody's, which range from "Aaa" to "C." Numeric modifiers are used to refer to the ranking within the group, with 1 being the highest and 3 being the lowest.

        Fitch states that "AA" (very strong) rated insurance companies are viewed as possessing very strong capacity to meet policyholder and contract obligations. Risk factors are modest, and the impact of any adverse business and economic factors is expected to be very small. The "AA" rating category is the second-highest of eight financial strength rating categories, which range from "AAA" to "D." The symbol (+) or (-) may be appended to a rating to indicate the relative position of a credit within a rating category. These suffixes are not added to ratings in the "AAA" category or to ratings below the "CCC" category.

        A.M. Best, S&P, Moody's and Fitch review their ratings periodically and we cannot assure you that we will maintain our current ratings in the future. Other agencies may also rate our company or our insurance subsidiaries on a solicited or an unsolicited basis.

Investments

        As of September 30, 2003, on a pro forma basis, we had total cash and invested assets of $63.2 billion and an additional $7.9 billion held in our separate accounts, for which we do not bear investment risk. We manage our assets to meet diversification, credit quality, yield and liquidity requirements of our policy and contract liabilities by investing primarily in fixed-maturities, including government, municipal and corporate bonds, mortgage-backed and other asset-backed securities and mortgage loans on commercial real estate. We also invest in short-term securities and other investments, including a small position in equity securities. In all cases, investments for our particular insurance company subsidiaries are required to comply with restrictions imposed by applicable laws and insurance regulatory authorities.

        Our primary investment objective is to meet our obligations to policyholders and contractholders while increasing value to our stockholders by investing in a diversified portfolio of high-quality, income-producing securities and other assets. Our investment strategy will optimize investment income without relying on realized investment gains. In an effort to achieve this objective, we intend to pursue a prudent investment strategy focusing primarily on:

  •
  minimizing interest rate risk through rigorous management of asset durations relative to policyholder and contractholder obligations;

  •
  selecting assets based on fundamental, research-driven strategies;

  •
  emphasizing fixed-interest, low-volatility assets;

  •
  maintaining sufficient liquidity to meet unexpected financial obligations;

  •
  continuously evaluating our asset class mix and pursuing additional investment classes; and

  •
  rigorous, continuous monitoring of asset quality.

        We are exposed to two primary sources of investment risk:

  •
  credit risk, relating to the uncertainty associated with the continued ability of a given issuer to make timely payments of principal and interest; and

  •
  interest rate risk, relating to the market price and cash flow variability associated with changes in market interest rates.

        We manage credit risk by analyzing issuers, transaction structures and real estate properties. We use sophisticated analytic techniques to monitor credit risk. For example, we continually measure the probability of credit default and estimated loss in the event of such a default, which provides us with early notification of worsening credits. If an issuer downgrade causes our holdings of that issuer to exceed our risk thresholds, we automatically undertake a detailed review of the issuer's credit. We also manage credit risk through industry and issuer diversification and asset allocation practices. For commercial real estate loans, we manage credit risk through geographic, property type and product type diversification and asset allocation. We routinely review different issuers and sectors and conduct more formal quarterly portfolio reviews with our Investment Committee.

        We mitigate interest rate risk through rigorous management of the relationship between the duration of our assets and the duration of our liabilities, seeking to minimize risk of loss in both rising and falling interest rate environments. For further information on our management of interest rate risk, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk."

        The tables below present our investment positions and results on an historical and a pro forma basis. The pro forma data in these tables give effect to the reinsurance transactions with UFLIC described under "Arrangements Between GE and Our Company—Reinsurance Transactions." The pro forma information has been determined based upon a proportional allocation of investment assets and investment income from the investment assets historically identified as supporting the blocks reinsured. Under our existing investment management strategies, multiple product lines with similar characteristics can be supported by a single portfolio of investment securities, known as "multiple product portfolios." Where the reinsurance transactions with UFLIC relate to products supported by multiple product portfolios, the pro forma asset, net investment income and net realized investment gains (losses) attributable to the reinsured liabilities were determined using an allocation approach, applying the ratio of reinsured liabilities to the total liabilities supported by the multiple product portfolio to the portfolio's total assets, net investment income and net realized investment gains (losses), respectively. The actual investment assets that will be transferred in the reinsurance transactions will be determined on an asset-by-asset basis prior to the completion of the reinsurance transactions. As a result, the pro forma information does not represent the results we would have achieved had those reinsurance transactions been consummated at the beginning of the periods presented, and the information presented may not be a reliable indicator of our future results.

        The following table sets forth, on an historical and pro forma basis, our cash and invested assets as of the dates indicated:

	Historical						Pro forma
	September 30,		December 31,				September 30,
	2003		2002		2001		2003
	Carrying value	% of Total	Carrying value	% of Total	Carrying value	% of Total	Carrying value	% of Total
(Dollar amounts in millions)
Fixed-maturities, available-for-sale
Public	$55,133	69%	$51,448	70%	$43,358	68%	$41,999	66%
Private	9,196	11%	9,349	13%	10,137	16%	6,762	11%
Mortgage and other loans	5,599	7%	5,302	7%	4,499	7%	4,567	7%
Equity securities and other investments	3,203	4%	4,165	6%	4,005	6%	2,957	5%
Policy loans	1,099	1%	983	1%	874	1%	1,090	2%
Cash, cash equivalents and short-term investments	5,966	8%	2,402	3%	985	2%	5,841	9%

Total cash and invested assets	$80,196	100%	$73,649	100%	$63,858	100%	$63,216	100%

  Organization

        Historically, GEAM has provided investment management services for portions of the investment portfolios of the U.S. and Canadian companies in our Mortgage Insurance segment pursuant to various investment management agreements. Prior to May 2002, we managed the investment portfolios of the U.S. companies in our Protection and Retirement Income and Investments segments through our subsidiary, General Electric Capital Assurance Company, or GECA, one of our life insurance companies. In May 2002, we and GE determined that it would be mutually beneficial for us to consolidate our investment management operations with GEAM. As a result, in May 2002, we consolidated GECA's investment operations with GEAM, and our U.S. insurance subsidiaries entered into investment management and services agreements with GEAM. GEAM has provided investment management services for our domestic operations' investment portfolios pursuant to these agreements and investment guidelines approved by the boards of directors of our respective companies. This consolidation strengthened GE's existing services to its insurance subsidiaries by centralizing investment management and credit analysis expertise, attracting superior professional talent due to improved career opportunities and establishing common research and trading teams on a unified technology platform. GEAM is a registered investment adviser that, prior to the consolidation, provided a full range of investment management services, primarily to the GE Pension Trust, the funding vehicle for GE's defined benefit pension plan, as well as a wide range of affiliated and non-affiliated institutional clients, including certain other GE-affiliated insurance entities.

        Prior to the completion of this offering, GEAM managed nearly all the investment operations for the benefit of our insurance subsidiaries and other GE-affiliated insurance companies. After the completion of this offering, we will establish our own investment department, led by our Chief Investment Officer, who will preside over our Investment Committee, which will report to our Board of Directors and the boards of directors of our insurance company subsidiaries. Our investment department will include portfolio management, risk management, finance and accounting functions. Our investment department, under the direction of the Investment Committee, will be responsible for establishing investment policies and strategies, reviewing asset-liability management and performing asset allocation. In addition, we will manage certain asset classes for our domestic insurance operations that are currently managed by GEAM, including commercial mortgage loans, privately placed debt securities and derivatives.

        Our agreements with GEAM will be amended in connection with this offering. See "Arrangements Between GE and Our Company—Relationship with GE—Investment Agreements."

        Management of investments for our non-U.S. operations will be overseen by the managing director and boards of directors of the applicable non-U.S. legal entities in consultation with our Chief Investment Officer. Substantially all the assets of our European payment protection and mortgage insurance businesses will be managed by GEAML, pursuant to agreements that are substantially similar to our agreements with GEAM in the U.S. The majority of the assets of our Canadian, Australian and New Zealand mortgage insurance businesses will continue to be managed by unaffiliated investment managers located in their respective countries.

  Investment results

        The annualized yield on general account cash and invested assets, excluding net realized investment gains (losses), was 5.2%, 5.8% and 6.5% for the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001, respectively, and on a pro forma basis was 4.9% for the nine months ended September 30, 2003.

        The following table sets forth, on an historical basis, the yields based upon on average assets and, on a pro forma basis, the yields based upon period-end assets, for each of the components of our investment portfolio as of the dates and for the periods indicated:

	Historical								Pro forma
	As of and for the nine months ended September 30,		As of and for the years ended December 31,						As of and for the nine months ended September 30,
	2003		2002		2001		2000		2003
	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount
(Dollar amounts in millions)
Fixed maturities—taxable
Investment income	5.7%	$2,538	6.2%	$3,333	6.9%	$3,232	7.4%	$3,052	5.6%	$1,919
Net realized investment gains (losses)		(36)		152		123		42		(23)

Total		2,502		3,485		3,355		3,094		1,896

Ending assets		61,108		57,490		50,147		43,369		45,587

Fixed maturities—non-taxable
Investment income	4.0%	97	4.7%	158	5.0%	159	4.7%	139	4.0%	95
Net realized investment gains		46		157		22		2		46

Total		143		315		181		141		141

Ending assets		3,221		3,307		3,348		2,959		3,174

Mortgage and other loans
Investment income	7.7%	314	7.4%	361	7.8%	348	8.0%	313	7.0%	241
Net realized investment gains (losses)		5		13		(10)		26		5

Total		319		374		338		339		246

Ending assets		5,599		5,302		4,499		4,448		4,567

Equity securities
Investment income	3.0%	25	2.5%	39	2.0%	36	1.6%	23	3.7%	25
Net realized investment gains (losses)		(88)		(169)		(59)		88		(81)

Total		(63)		(130)		(23)		111		(56)

Ending assets		957		1,295		1,835		1,774		910

Other investments, including policy loans
Investment income	1.9%	51	3.2%	112	5.3%	141	7.4%	163	2.2%	51
Net realized investment gains		44		51		125		104		43

Total		95		163		266		267		94

Ending assets		3,345		3,853		3,044		2,263		3,137

Cash, cash equivalents and short-term investments
Investment income	0.8%	24	2.2%	37	3.1%	34	2.5%	34	0.5%	23

Ending assets		5,966		2,402		985		1,232		5,841

Total cash and invested assets
Investment income before expenses and fees	5.3%	3,049	5.9%	4,040	6.6%	3,950	7.0%	3,724	5.0%	2,354
Investment expenses and fees		(50)		(61)		(55)		(46)		(50)

Net investment income	5.2%	2,999	5.8%	3,979	6.5%	3,895	6.9%	3,678	4.9%	2,304
Net realized investment gains (losses)		(29)		204		201		262		(10)

Total		$2,970		$4,183		$4,096		$3,940		$2,294

  Fixed maturities

        Fixed maturities, including tax-exempt bonds, consist principally of publicly traded and privately placed debt securities, and represented 80%, 83% and 84% of total cash and invested assets as of September 30, 2003, December 31, 2002 and 2001, respectively, and 77% on a pro forma basis as of September 30, 2003.

        Based upon estimated fair value, public fixed maturities represented 86%, 85% and 81% of total fixed maturities as of September 30, 2003, December 31, 2002 and 2001, respectively, and 86% of total fixed maturities on a pro forma basis as of September 30, 2003. Private fixed maturities represented 14%, 15% and 19% of total fixed maturities as of September 30, 2003, December 31, 2002 and 2001, respectively, and 14% of total fixed maturities on a pro forma basis as of September 30, 2003. We invest in privately placed fixed maturities in an attempt to enhance the overall value of the portfolio, increase diversification and obtain higher yields than can ordinarily be obtained with comparable public market securities. Generally, private placements provide us with protective covenants, call protection features and, where applicable, a higher level of collateral. However, our private placements are not freely transferable because of restrictions imposed by federal and state securities laws, the terms of the securities, and illiquid trading markets.

        The Securities Valuation Office of the NAIC evaluates bond investments of U.S. insurers for regulatory reporting purposes and assigns securities to one of six investment categories called "NAIC designations." The NAIC designations parallel the credit ratings of the Nationally Recognized Statistical Rating Organizations for marketable bonds. NAIC designations 1 and 2 include bonds considered investment grade (rated "Baa3" or higher by Moody's, or rated "BBB-" or higher by S&P) by such rating organizations. NAIC designations 3 through 6 include bonds considered below investment grade (rated "Ba1" or lower by Moody's, or rated "BB+" or lower by S&P).

        The following tables present, on an historical and pro forma basis, our public, private and aggregate fixed maturities by NAIC and/or equivalent ratings of the Nationally Recognized Statistical Rating Organizations, as well as the percentage, based upon estimated fair value, that each designation comprises. Our non-U.S. fixed maturities generally are not rated by the NAIC and are shown based upon their equivalent rating of the Nationally Recognized Statistical Rating Organizations. Similarly, certain privately placed fixed maturities that are not rated by the Nationally Recognized Statistical Rating Organizations are shown based upon their NAIC designation. Certain securities, primarily non-U.S. securities, are not rated by the NAIC or the Nationally Recognized Statistical Rating Organizations and are so designated.

		Historical									Pro forma
		September 30,			December 31,						September 30,
Public fixed maturities		2003			2002			2001			2003
NAIC rating	Rating agency equivalent designation	Amortized cost	Estimated fair value	% of total	Amortized cost	Estimated fair value	% of total	Amortized cost	Estimated fair value	% of total	Amortized cost	Estimated fair value	% of total
(Dollar amounts in millions)
1	Aaa/Aa/A	$34,099	$35,143	64%	$32,698	$33,759	66%	$28,649	$28,797	66%	$27,030	$27,711	66%
2	Baa	15,378	16,128	29%	14,203	14,498	28%	11,903	11,553	27%	10,987	11,474	27%
3	Ba	2,090	2,103	4%	1,970	1,759	3%	1,394	1,279	3%	1,570	1,596	4%
4	B	1,090	984	2%	825	666	1%	450	389	1%	768	708	2%
5	Caa and lower	453	379	1%	435	298	1%	401	285	1%	236	200	0%
6	In or near default	154	167	0%	150	122	0%	197	186	0%	104	106	0%
Not rated		232	229	0%	305	346	1%	878	869	2%	206	204	1%

	Total public fixed maturities	$53,496	$55,133	100%	$50,586	$51,448	100%	$43,872	$43,358	100%	$40,901	$41,999	100%

		Historical									Pro forma
		September 30,			December 31,						September 30,
Private fixed maturities		2003			2002			2001			2003
NAIC Rating	Rating agency equivalent designation	Amortized cost	Estimated fair value	% of total	Amortized cost	Estimated fair value	% of total	Amortized cost	Estimated fair value	% of total	Amortized cost	Estimated fair value	% of total
(Dollar amounts in millions)
1	Aaa/Aa/A	$3,802	$4,102	45%	$4,051	$4,348	46%	$4,727	$4,781	47%	$2,662	$2,851	42%
2	Baa	3,741	4,005	43%	3,743	3,946	42%	4,032	4,015	40%	2,855	3,027	45%
3	Ba	604	622	7%	626	635	7%	422	412	4%	494	506	8%
4	B	120	119	1%	138	123	1%	113	94	1%	95	96	1%
5	Caa and lower	165	144	2%	67	54	1%	30	30	0%	143	133	2%
6	In or near default	124	104	1%	68	59	1%	19	16	0%	114	95	1%
Not rated		96	100	1%	182	184	2%	788	789	8%	50	54	1%

	Total private fixed maturities	$8,652	$9,196	100%	$8,875	$9,349	100%	$10,131	$10,137	100%	$6,413	$6,762	100%

		Historical									Pro forma
		September 30,			December 31,						September 30,
Total fixed maturities		2003			2002			2001			2003
NAIC rating	Rating agency equivalent designation	Amortized cost	Estimated Fair value	% of total	Amortized cost	Estimated fair value	% of total	Amortized cost	Estimated fair value	% of total	Amortized cost	Estimated fair value	% of total
(Dollar amounts in millions)
1	Aaa/Aa/A	$37,901	$39,245	61%	$36,749	$38,107	63%	$33,376	$33,578	63%	$29,692	$30,562	63%
2	Baa	19,119	20,133	31%	17,946	18,444	30%	15,935	15,568	29%	13,842	14,501	29%
3	Ba	2,694	2,725	4%	2,596	2,394	4%	1,816	1,691	3%	2,064	2,102	4%
4	B	1,210	1,103	2%	963	789	1%	563	483	1%	863	804	2%
5	Caa and lower	618	523	1%	502	352	1%	431	315	1%	379	333	1%
6	In or near default	278	271	0%	218	181	0%	216	202	0%	218	201	0%
Not rated		328	329	1%	487	530	1%	1,666	1,658	3%	256	258	1%

	Total fixed maturities	$62,148	$64,329	100%	$59,461	$60,797	100%	$54,003	$53,495	100%	$47,314	$48,761	100%

        The following table sets forth, on an historical and pro forma basis, the amortized cost and estimated fair value of fixed maturities by contractual maturity dates (excluding scheduled sinking funds) as of the dates indicated:

	Historical						Pro forma
	September 30,		December 31,				September 30,
	2003		2002		2001		2003
Maturity	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
(Dollar amounts in millions)
Due in one year or less	$2,001	$2,016	$567	$562	$1,260	$1,286	$1,915	$1,930
Due after one year through five years	11,093	11,548	10,080	10,189	8,725	8,850	10,154	10,573
Due after five years through ten years	12,960	13,497	11,135	11,423	10,785	10,739	10,838	11,255
Due after ten years	23,974	24,937	25,784	26,354	22,996	22,172	14,154	14,584

Subtotal	50,028	51,998	47,566	48,528	43,766	43,047	37,061	38,342
Mortgage-backed and asset-backed	12,120	12,331	11,895	12,269	10,237	10,448	10,253	10,419

Total fixed maturities	$62,148	$64,329	$59,461	$60,797	$54,003	$53,495	$47,314	$48,761

        We diversify our fixed maturities by security sector. The following table sets forth, on an historical and pro forma basis, the estimated fair value of our fixed maturities by sector, as well as the percentage of the total fixed maturities holdings that each security sector comprised as of the dates indicated:

	Historical						Pro forma
	September 30,		December 31,				September 30,
	2003		2002		2001		2003
Security Sector	Estimated fair value	% of total	Estimated fair value	% of total	Estimated fair value	% of total	Estimated fair value	% of total
(Dollar amounts in millions)
U.S. government and agencies	$1,322	2%	$1,167	2%	$872	2%	$853	2%
State and municipal	3,165	5%	3,307	5%	3,348	6%	3,116	7%
Government—Non-U.S.	1,329	2%	1,001	2%	839	2%	1,170	2%
U.S. corporate	32,019	50%	31,027	51%	26,348	49%	22,808	47%
Corporate—Non-U.S.	7,481	12%	5,247	9%	5,375	10%	5,916	12%
Mortgage-backed	7,573	12%	8,293	14%	6,557	12%	6,317	13%
Asset-backed	4,758	7%	3,976	6%	3,891	7%	4,102	8%
Public utilities	6,682	10%	6,779	11%	6,265	12%	4,479	9%

Total fixed maturities	$64,329	100%	$60,797	100%	$53,495	100%	$48,761	100%

        The following table sets forth, on an historical and pro forma basis, the major industry types that comprise our corporate bond holdings, based primarily on industry codes established by Lehman Brothers, as well as the percentage of the total corporate bond holdings that each industry comprised as of the dates indicated:

	Historical						Pro forma
	September 30,		December 31,				September 30,
	2003		2002		2001		2003
Industry	Estimated fair value	% of total	Estimated fair value	% of total	Estimated fair value	% of total	Estimated fair value	% of total
(Dollar amounts in millions)
Finance and insurance	$11,861	26%	$10,435	24%	$7,981	21%	$9,307	28%
Utilities and energy	10,655	23%	10,534	24%	8,936	24%	7,025	22%
Consumer—non cyclical	5,862	13%	4,822	11%	3,679	10%	4,357	13%
Consumer—cyclical	3,920	8%	3,656	9%	3,185	8%	2,763	8%
Capital goods	3,710	8%	3,408	8%	2,754	7%	2,618	8%
Industrial	3,256	7%	3,307	8%	3,036	8%	2,385	7%
Technology and communications	2,631	6%	2,519	6%	3,115	8%	1,742	5%
Transportation	2,088	4%	2,251	5%	2,297	6%	1,238	4%
Other	2,141	5%	2,121	5%	3,005	8%	1,710	5%

Total	$46,124	100%	$43,053	100%	$37,988	100%	$33,145	100%

        We diversify our corporate bond holdings by industry and issuer. The portfolio does not have significant exposure to any single issuer. As of September 30, 2003, on an historical basis, our combined holdings in the ten issuers to which we had the greatest exposure was $3,270 million, which was approximately 4% of our total cash and invested assets as of such dates. The exposure to the largest single issuer of corporate bonds we held as of September 30, 2003, on an historical basis, was $385 million which was approximately 0.5% of our total cash and invested assets as of such date.

        We do not have a material unhedged exposure to foreign currency risk in our invested assets. In our non-U.S. insurance operations, both our assets and liabilities are generally denominated in local currencies. Foreign currency denominated securities supporting U.S. dollar liabilities generally are swapped into U.S. dollars using derivative instruments.

  Mortgage-backed securities

        The following table sets forth, on an historical and pro forma basis, the types of mortgage-backed securities we held as of the dates indicated:

	Historical						Pro forma
	September 30,		December 31,				September 30,
	2003		2002		2001		2003
	Estimated fair value	% of total	Estimated fair value	% of total	Estimated fair value	% of total	Estimated fair value	% of total
(Dollar amounts in millions)
Commercial mortgage-backed securities	$4,826	64%	$5,302	64%	$3,767	57%	$4,043	64%
Collateralized mortgage obligations	974	13%	1,474	18%	1,000	15%	828	13%
Pass-through securities	97	1%	192	2%	420	6%	92	1%
Sequential pay class bonds	1,167	15%	763	9%	645	10%	975	15%
Planned amortization class bonds	288	4%	407	5%	618	10%	159	3%
Other	221	3%	155	2%	107	2%	220	4%

Total	$7,573	100%	$8,293	100%	$6,557	100%	$6,317	100%

        We purchase mortgage-backed securities to diversify our portfolio risk characteristics from primarily corporate credit risk to a mix of credit risk and cash flow risk. The principal risks inherent in holding mortgage-backed securities are prepayment and extension risks, which will affect the timing of when cash flow will be received. The majority of the mortgage-backed securities in our investment portfolio have relatively low cash flow variability. We believe our active monitoring and analysis of this portfolio, focus on stable types of securities, and limits on our holdings of more volatile types of securities reduces the effects of interest rate fluctuations on this portfolio.

        Commercial mortgage-backed securities, or CMBs, which represent our largest class of mortgage-backed-securities, are securities backed by a diversified pool of first mortgage loans on commercial properties ranging in size, property type and geographic location. The primary risk associated with CMBs is default risk. Prepayment risk on CMBs is generally low because of prepayment restrictions contained in the underlying collateral.

        The majority of our collateralized mortgage obligations, or CMOs, are guaranteed or otherwise supported by the Federal National Mortgage Association, Federal Home Loan Mortgage Corporation or Government National Mortgage Association. CMOs separate mortgage pools into different maturity classes called tranches, which generally provides for greater cash flow stability than other mortgage-backed securities.

        Pass-through securities are the most liquid assets in the mortgage-backed sector. Pass-through securities distribute, on a pro rata basis to their holders, the monthly cash flows of principal and interest, both scheduled and prepayments, generated by the underlying mortgages.

        Sequential pay class bonds receive principal payments in a prescribed sequence without a pre-determined prepayment schedule. Planned amortization class bonds are bonds structured to provide more certain cash flows to the investor and therefore are subject to less prepayment and extension risk than other mortgage-backed securities.

  Asset-backed securities

        The following table sets forth, on an historical and pro forma basis, the types of asset-backed securities we held as of the dates indicated:

	Historical						Pro forma
	September 30,		December 31,				September 30,
	2003		2002		2001		2003
	Estimated fair value	% of total	Estimated fair value	% of total	Estimated fair value	% of total	Estimated fair value	% of total
(Dollar amounts in millions)
Home equity loans	$1,606	34%	$815	20%	$1,455	37%	$1,501	37%
Automobile receivables	1,582	33%	1,741	44%	1,771	46%	1,203	29%
Credit card receivables	1,094	23%	918	23%	163	4%	980	24%
Other	476	10%	502	13%	502	13%	418	10%

Total	$4,758	100%	$3,976	100%	$3,891	100%	$4,102	100%

        We purchase asset-backed securities both to diversify the overall risks of our fixed-maturity assets and to provide attractive returns. Our asset-backed securities are diversified by type of asset, issuer and servicer. As of September 30, 2003, on an historical and pro forma basis, approximately $3,889 million and $3,386 million, respectively, or 82% and 83%, respectively, of the total amount of our asset-backed security investments were rated Aaa/AAA by Moody's or S&P.

        The principal risks in holding asset-backed securities are structural, credit and capital market risks. Structural risks include the security's priority in the issuer's capital structure, the adequacy of and ability to realize proceeds from the collateral and the potential for prepayments. Credit risks include consumer or corporate credits such as credit card holders, equipment lessees, and corporate obligors. Capital market risks include the general level of interest rates and the liquidity for these securities in the marketplace.

  Mortgage loans

        Our mortgage loans are collateralized by commercial properties, including multifamily residential buildings. The carrying value of mortgage loans is stated at original cost net of prepayments and amortization.

        We diversify our commercial mortgage loans by both geographic region and property type. The following table sets forth, on an historical and pro forma basis, the distribution across geographic regions and property types for commercial mortgage loans as of the dates indicated:

	Historical						Pro forma
	September 30,		December 31,				September 30,
	2003		2002		2001		2003
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
(Dollar amounts in millions)
Office	$1,717	31%	$1,610	30%	$1,382	31%	$1,466	32%
Industrial	1,713	31%	1,546	29%	1,106	25%	1,384	30%
Retail	1,453	26%	1,476	28%	1,367	30%	1,136	25%
Apartments	530	9%	520	10%	484	11%	440	10%
Mixed use/other	186	3%	150	3%	160	3%	141	3%

Total	$5,599	100%	$5,302	100%	$4,499	100%	$4,567	100%

Region
Pacific	$1,671	30%	$1,606	30%	$1,332	30%	$1,382	30%
South Atlantic	1,080	19%	1,174	22%	1,083	24%	823	18%
Middle Atlantic	890	16%	729	14%	562	12%	727	16%
East North Central	650	12%	519	10%	431	9%	559	12%
Mountain	472	8%	454	9%	403	9%	394	9%
West South Central	271	5%	241	4%	213	5%	230	5%
West North Central	268	5%	267	5%	223	5%	230	5%
East South Central	225	4%	222	4%	180	4%	163	4%
New England	72	1%	90	2%	72	2%	59	1%

Total	$5,599	100%	$5,302	100%	$4,499	100%	$4,567	100%

        The following table sets forth, on an historical and pro forma basis, the distribution of our commercial mortgage loans by loan size as of the dates indicated:

	Historical									Pro forma
	September 30,			December 31,						September 30,
	2003			2002			2001			2003
	Number of loans	Principal balance	% of total	Number of loans	Principal balance	% of total	Number of loans	Principal balance	% of total	Number of loans	Principal balance	% of total
(Dollar amounts in millions)
Under $5 million	1,618	$3,086	55%	1,693	$3,149	59%	1,520	$2,682	59%	1,315	$2,683	58%
$5 million but less than $10 million	195	1,317	23%	183	1,232	23%	159	1,077	24%	182	992	22%
$10 million but less than $20 million	58	811	14%	53	708	13%	45	614	13%	53	635	14%
$20 million but less than $30 million	13	310	6%	7	177	3%	4	95	2%	12	224	5%
More than $30 million	3	117	2%	2	80	2%	3	103	2%	3	67	1%

Total	1,887	$5,641	100%	1,938	$5,346	100%	1,731	$4,571	100%	1,565	$4,601	100%

        The following table sets forth, on an historical and pro forma basis, the scheduled maturities for our commercial mortgage loans as of the dates indicated:

	Historical						Pro forma
	September 30,		December 31,				September 30,
	2003		2002		2001		2003
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
(Dollar amounts in millions)
Due in 1 year or less	$56	1%	$72	1%	$79	2%	$48	1%
Due after 1 year through 2 years	79	1%	99	2%	103	2%	71	1%
Due after 2 year through 3 years	88	2%	81	2%	106	2%	88	2%
Due after 3 year through 4 years	85	2%	126	2%	64	2%	85	2%
Due after 4 year through 5 years	242	4%	79	2%	137	3%	219	5%
Due after 5 years	5,049	90%	4,845	91%	4,010	89%	4,056	89%

Total	$5,599	100%	$5,302	100%	$4,499	100%	$4,567	100%

        We monitor our mortgage loans on a continual basis. These reviews include an analysis of the property, its financial statements, the relevant market and tenant creditworthiness. Through this monitoring process, we review loans that are restructured, delinquent or under foreclosure and identify those that management considers to be potentially delinquent.

        The following table sets forth, on an historical and pro forma basis, the changes in allowance for losses on mortgage loans as of the dates indicated:

	Historical				Pro forma
	As of or for the nine months ended September 30,	As of or for the years ended December 31,			As of or for the nine months ended September 30,
	2003	2002	2001	2000	2003
(Dollar amounts in millions)
Balance, beginning of period	$45	$58	$47	$71	$36
Additions	2	10	9	8	3
Deductions for writedowns and dispositions	—	(23)	2	(32)	—

Balance, end of period	$47	$45	$58	$47	$39

  Equity securities and other investments

        The following table sets forth, on an historical and pro forma basis, the carrying values of our investments in equity securities and other investments as of the dates indicated:

	Historical						Pro forma
	September 30,		December 31,				September 30,
	2003		2002		2001		2003
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
(Dollar amounts in millions)
Equity securities	$957	30%	$1,295	31%	$1,835	46%	$910	31%
Securities lending	1,578	49%	2,195	53%	1,704	43%	1,653	56%
Limited partnerships	203	6%	202	5%	207	5%	165	5%
Real estate	121	4%	127	3%	46	1%	20	1%
Other investments	344	11%	346	8%	213	5%	209	7%

Total	$3,203	100%	$4,165	100%	$4,005	100%	$2,957	100%

        Our equity securities primarily consist of investments in publicly traded common stocks and some preferred stock of U.S. and non-U.S. companies. We also participate in a securities lending program, whereby blocks of securities included in our investments are loaned primarily to major brokerage firms. We require a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. The limited partnerships primarily represent interests in pooled investment funds that make private equity investments in U.S. and non-U.S. companies. We classify our investments in common stocks as available-for-sale. Real estate consists of ownership of real property, primarily commercial property. Other investments are primarily amounts on deposit with foreign governments, options and strategic equity investments.

  Derivative financial instruments

        We use derivative financial instruments, such as interest rate and currency swaps, currency forwards and option-based financial instruments, as part of our risk management strategy. We use these derivatives to mitigate interest rate and currency risk by:

  •
  reducing the risk between the timing of the receipt of cash and its investment in the market;

  •
  matching the currency of invested assets with the liabilities they support;

  •
  converting the asset duration to match the duration of the liabilities; and

  •
  protecting against the early termination of an asset or liability.

        As a matter of policy, we have not and will not engage in derivative market-making, speculative derivative trading or other speculative derivatives activities.

        The following table sets forth, on an historical and pro forma basis, our positions in derivative financial instruments, other than equity options, as of the dates indicated:

	Historical						Pro forma
	September 30,		December 31,				September 30,
	2003		2002		2001		2003
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total
(Dollar amounts in millions)
Interest rate swaps	$10,220	89%	$9,233	90%	$7,249	85%	$7,665	89%
Foreign currency swaps	702	6%	225	2%	131	2%	690	8%
Swaptions	535	5%	814	8%	1,092	13%	198	2%
Foreign exchange contracts	30	0%	30	0%	34	0%	30	1%

Total	$11,487	100%	$10,302	100%	$8,506	100%	$8,583	100%

Employees

        As of September 30, 2003, we had approximately 5,640 full-time and 120 part-time employees. We believe our employee relations are satisfactory. To the best of our knowledge, none of our employees are subject to collective bargaining agreements. Some of our employees in Europe may be members of trade unions, but local data privacy laws prohibit us from asking them about their membership in trade unions, and they are not required to inform us.

Facilities

        We own our headquarters facility in Richmond, Virginia, which consists of approximately 461,000 square feet in four buildings, as well as several facilities with approximately 462,000 square feet in Lynchburg, Virginia. In addition, we lease approximately 1,348,000 square feet of office space in 98 locations throughout the U.S. We also own one building outside the U.S., with approximately 2,600 square feet, and we lease approximately 421,000 square feet in various locations outside the U.S.

        Most of our leases in the U.S. and other countries have lease terms of three to five years, although some leases have terms of up to eight years. Our aggregate annual rental expense under all these leases was $31 million during the year ended December 31, 2002.

        We believe our properties are adequate for our business as presently conducted.

Legal Proceedings

        We are subject to legal and regulatory actions in the ordinary course of our businesses, including class actions. Our pending legal and regulatory actions include proceedings specific to us and others generally applicable to business practices in the industries in which we operate. In our insurance operations, we are or may become subject to class actions and individual suits alleging, among other things, issues relating to sales or underwriting practices, claims payment and procedures, product design, disclosure, administration, additional premium charges for premiums paid on a periodic basis, denial or delay of benefits and breaches of fiduciary duties to customers. In our investment-related operations, we are or may become subject to litigation involving commercial disputes with counterparties or others and class action and other litigation alleging, among other things, that we made improper or inadequate disclosures in connection with the sale of assets and annuity and investment products or charged excessive or impermissible fees on these products, recommended unsuitable products to customers or breached fiduciary or other duties to customers. We are also subject to litigation arising out of our general business activities such as our contractual and employment relationships. Further, state insurance regulatory authorities and other authorities regularly make inquiries and conduct investigations concerning our compliance with applicable insurance, investment and other laws and regulations.

        Plaintiffs in class action and other lawsuits against us may seek very large or indeterminate amounts, including punitive and treble damages. Given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters in addition to those described below could have a material adverse effect on our financial condition or results of operations.

        One of our insurance subsidiaries is named as a defendant in a lawsuit, McBride v. Life Insurance Co. of Virginia dba GE Life and Annuity Assurance Co., related to the sale of universal life insurance policies. The complaint was filed on November 1, 2000, in Georgia state court as a class action on behalf of all persons who purchased certain universal life insurance policies from that subsidiary and alleges improper practices in connection with the sale and administration of universal life policies. On December 1, 2000, we removed the case to the U.S. District Court for the Middle District of Georgia. No class has been certified. We have vigorously denied liability with respect to the plaintiff's allegations. Nevertheless, to avoid the risks and costs associated with protracted litigation and to resolve our differences with policyholders, we agreed in principle on October 8, 2003 to settle the case on a nationwide class action basis with respect to the insurance subsidiary named in the lawsuit. The settlement provides benefits to the class, and allows us to continue to serve our customers' needs undistracted by disruptions caused by litigation. The settlement documents have not been finalized, nor has any proposed settlement been submitted to the proposed class or for court approval, and a final settlement is not certain. Based on current information, we believe our current reserve is within the range of reasonably foreseeable costs of bringing the matter to a conclusion. However, our ultimate losses could exceed our reserve.

        One of our mortgage insurance subsidiaries is named as a defendant in a lawsuit, William Portis et al. v. GE Mortgage Insurance Corp. The complaint was filed on January 15, 2004 in the U.S. District Court for the Northern District of Illinois. The action seeks certification of a nationwide class of consumers who allegedly were required to pay for our private mortgage insurance and whose loans allegedly were insured at more than our "best available rate," based upon credit information we obtained. The action alleges that the FCRA requires a notice to borrowers of such "adverse action" and that we violated the FCRA by failing to give such notice. The action seeks statutory damages, actual damages, or both, for the people in the class, and attorneys fees, as well as declaratory and injunctive relief. The action also alleges that the failure to give notice to borrowers in the circumstances alleged is a violation of state law applicable to sales practices and seeks declaratory and injunctive relief for this alleged violation. This litigation is aimed at practices commonly followed in our industry, and similar cases are pending against three other mortgage insurers. We intend to vigorously defend against this action but cannot predict its outcome.

        We agreed to an injunction as part of a September 2002 settlement of a putative class action, Douglas v. General Electric Mortgage Insurance Corporation, dba General Electric Capital Mortgage Insurance, and General Electric Mortgage Insurance Corporation of North Carolina, dba General Electric Capital Mortgage Insurance, alleging that we violated RESPA by providing items of value to induce lenders to refer mortgage insurance business to it. The complaint was filed on December 15, 2000, in the United States District Court for the Southern District of Georgia. The injunction, which expired on December 31, 2003, provides that so long as certain products and services challenged in the lawsuit, including contract underwriting, captive reinsurance arrangements and certain other products and services, meet the minimum requirements for risk transfer and cost recovery specified in the injunction, they will be deemed to be in compliance with RESPA, thus barring lawsuits by class members for any mortgage insurance-related claim in connection with any loan transaction closed on or before December 31, 2003. The class members gave a general release to our mortgage insurance subsidiary, lenders and the GSEs for all claims on insurance commitments issued December 17, 1997 through December 31, 2003, including claims under RESPA and related state law claims. In accordance with the terms of the injunction, we provide contract underwriting services pursuant to written agreements with lenders at fees that cover our marginal costs of providing these services.

        It is not clear whether the expiration of the injunction will lead to new litigation under RESPA and related state law against mortgage insurers, including us. Any future claims made against us could allege either that we violated the terms of the injunction or that our pricing structures and business practices violate RESPA after the expiration of the injunction. We cannot predict whether any change in our pricing structure or business practices, whether in response to any changes by our competitors in their pricing structure or business practices or otherwise, or whether any services we or they may provide to mortgage lenders, could be found to violate RESPA or any future injunction that might be issued.

        We also are involved in an arbitration regarding our delegated underwriting practices. A mortgage lender that underwrote loan applications for mortgage insurance under our delegated underwriting program commenced an arbitration against us after we rescinded policy coverage for a number of mortgage loans underwritten by that lender. We rescinded coverage because we believe those loans were not underwritten in compliance with applicable program standards and underwriting guidelines. However, the lender claims that we improperly rescinded coverage. We believe our maximum exposure in the arbitration, based upon the risk in force on the rescinded coverage on loans that are delinquent, is approximately $20 million. However, this exposure may increase in the event additional rescinded policies are included in the arbitration. The arbitration currently is in the discovery phase. We believe we had valid reasons to rescind coverage on the disputed loans and therefore believe we have meritorious defenses in the arbitration. We intend to contest vigorously all the claims in this arbitration.

Regulation

        Our businesses are subject to extensive regulation and supervision.

General

        Our insurance operations are subject to a wide variety of laws and regulations. State insurance laws regulate most aspects of our U.S. insurance businesses, and our insurance subsidiaries are regulated by the insurance departments of the states in which they are domiciled and licensed. Our non-U.S. insurance operations are principally regulated by insurance regulatory authorities in the jurisdictions in which they are domiciled. Our insurance products and thus our businesses also are affected by U.S. federal, state and local tax laws, and the tax laws of non-U.S. jurisdictions. Insurance products that constitute "securities," such as variable annuities and variable life insurance, also are subject to U.S. federal and state and non-U.S. securities laws and regulations. The Securities and Exchange Commission, or SEC, the National Association of Securities Dealers, or NASD, state securities authorities and non-U.S. authorities regulate and supervise these products.

        Our securities operations are subject to U.S. federal and state and non-U.S. securities and related laws. The SEC, state securities authorities, the NASD and similar non-U.S. authorities are the principal regulators of these operations.

        The purpose of the laws and regulations affecting our insurance and securities businesses is primarily to protect our customers and not our stockholders. Many of the laws and regulations to which we are subject are regularly re-examined, and existing or future laws and regulations may become more restrictive or otherwise adversely affect our operations.

        In addition, insurance and securities regulatory authorities (including state law enforcement agencies and attorneys general or their non-U.S. equivalents) from time to time make inquiries regarding compliance by us and our subsidiaries with insurance, securities and other laws and regulations regarding the conduct of our insurance and securities businesses. We cooperate with such inquiries and take corrective action when warranted.

U.S. Insurance Regulation

        Our U.S. insurance subsidiaries are licensed and regulated in all jurisdictions in which they conduct insurance business. The extent of this regulation varies, but most jurisdictions have laws and regulations governing the financial condition of insurers, including standards of solvency, types and concentration of investments, establishment and maintenance of reserves, credit for reinsurance and requirements of capital adequacy, and the business conduct of insurers, including marketing and sales practices and claims handling. In addition, statutes and regulations usually require the licensing of insurers and their agents, the approval of policy forms and related materials and the approval of rates for certain lines of insurance.

        The types of U.S. insurance laws and regulations applicable to us or our U.S. insurance subsidiaries are described below. Our U.S. mortgage insurance subsidiaries are subject to additional insurance laws and regulations applicable specifically to mortgage insurers discussed below under "—Mortgage Insurance."

  Insurance holding company regulation

        All U.S. jurisdictions in which our U.S. insurance subsidiaries conduct insurance business have enacted legislation that requires each U.S. insurance company in a holding company system, except captive insurance companies, to register with the insurance regulatory authority of its jurisdiction of domicile and to furnish that regulatory authority financial and other information concerning the operations of, and the interrelationships and transactions among, companies within its holding company system that may materially affect the operations, management or financial condition of the insurers within the system. These laws and regulations also regulate transactions between insurance companies and their parents and affiliates. Generally, these laws and regulations require that all transactions within a holding company system between an insurer and its affiliates be fair and reasonable and that the insurer's statutory surplus following any transaction with an affiliate be both reasonable in relation to its outstanding liabilities and adequate to its needs. Statutory surplus is the excess of admitted assets over the sum of statutory liabilities and capital. For certain types of agreements and transactions between an insurer and its affiliates, these laws and regulations require prior notification to, and non-disapproval or approval by, the insurance regulatory authority of the insurer's jurisdiction of domicile.

  Policy forms

        Our U.S. insurance subsidiaries' policy forms are subject to regulation in every U.S. jurisdiction in which they are licensed to transact insurance business. In most U.S. jurisdictions, policy forms must be filed prior to their use. In some U.S. jurisdictions, forms must also be approved prior to use.

  Dividend limitations

        As a holding company with no significant business operations of our own, we will depend on dividends from our subsidiaries as the principal source of cash to meet our obligations, including the payment of interest on, and repayment of, principal of any debt obligations. The payment of dividends to us by our U.S. insurance subsidiaries is regulated by the insurance laws and regulations of their respective states of domicile. These laws and regulations generally require a domestic insurer to seek regulatory approval prior to declaring or paying a stockholder dividend if the fair market value of the dividend exceeds the greater (and, in some jurisdictions, the lesser) of:

  •
  10% of the insurer's statutory surplus as of the immediately prior year end; or

  •
  the statutory net gain from the insurer's operations (if a life insurer) or the statutory net income (if not a life insurer) during the prior calendar year.

        The laws and regulations of some of these jurisdictions also prohibit an insurer from declaring or paying a dividend except out of its earned surplus or require the insurer to obtain regulatory approval before it may do so.

  Market conduct regulation

        The laws and regulations of U.S. jurisdictions include numerous provisions governing the marketplace activities of insurers, including provisions governing the form and content of disclosure to consumers, product illustrations, advertising, product replacement, sales and underwriting practices, complaint handling and claims handling. The regulatory authorities in U.S. jurisdictions generally enforce these provisions through periodic market conduct examinations.

  Statutory examinations

        As part of their regulatory oversight process, insurance departments in U.S. jurisdictions conduct periodic detailed examinations of the books, records, accounts and business practices of insurers domiciled in their jurisdiction. These examinations generally are conducted in cooperation with the insurance departments of two or three other states or jurisdictions, representing each of the NAIC zones, under guidelines promulgated by the NAIC. In the three-year period ended December 31, 2002, we have not received any material adverse findings resulting from any insurance department examinations of our U.S. insurance subsidiaries.

  Guaranty associations and similar arrangements

        Most of the jurisdictions in which our U.S. insurance subsidiaries are licensed to transact business require life insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies of insurers who become impaired or insolvent. These associations levy assessments, up to prescribed limits, on all member insurers in a particular jurisdiction on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Some jurisdictions permit member insurers to recover assessments paid through full or partial premium tax offsets.

        Aggregate assessments levied against our U.S. subsidiaries totaled $(0.2) million (representing a net refund), $0.2 million, $0.5 million and $2.2 million for the nine months ended September 30, 2003 and the years ended December 31, 2002, 2001 and 2000, respectively. Although the amount and timing of future assessments are not predictable, we have established liabilities for guaranty fund assessments that we consider adequate for assessments with respect to insurers that currently are subject to insolvency proceedings.

  Change of control

        The laws and regulations of the jurisdictions in which our U.S. insurance subsidiaries are domiciled require that a person obtain the approval of the insurance commissioner of the insurance company's jurisdiction of domicile prior to acquiring control of the insurer. Generally, statutes provide that control over an insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10% or more of the voting securities of the insurer. In considering an application to acquire control of an insurer, the insurance commissioner generally will consider such factors as experience, competence, the financial strength of the applicant, the integrity of the applicant's board of directors and executive officers, the acquirer's plans for the management and operation of the insurer, and any anti-competitive results that may arise from the acquisition. In addition, a person seeking to acquire control of an insurance company is required in some states to make filings prior to completing an acquisition if the acquiror and the target insurance company and their affiliates have sufficiently large market shares in particular lines of insurance in those states. Approval of an acquisition is not required in these states, but the state insurance departments could take action to impose conditions on an acquisition that could delay or prevent its consummation. These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control involving us, including through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable.

  Policy and contract reserve sufficiency analysis

        Under the laws and regulations of their jurisdictions of domicile, our U.S. life insurance subsidiaries are required to conduct annual analyses of the sufficiency of their life and health insurance and annuity statutory reserves. In addition, other jurisdictions in which these subsidiaries are licensed may have certain reserve requirements that differ from those of their domiciliary jurisdictions. In each case, a qualified actuary must submit an opinion that states that the aggregate statutory reserves, when considered in light of the assets held with respect to such reserves, make good and sufficient provision for the associated contractual obligations and related expenses of the insurer. If such an opinion cannot be provided, the affected insurer must set up additional reserves by moving funds from surplus. Our U.S. life insurance subsidiaries most recently submitted these opinions without qualification as of December 31, 2002 to applicable insurance regulatory authorities. Different reserve requirements exist for our U.S. mortgage insurance subsidiaries. See "—Reserves—Mortgage Insurance."

  Surplus and capital requirements

        Insurance regulators have the discretionary authority, in connection with the ongoing licensing of our U.S. insurance subsidiaries, to limit or prohibit the ability of an insurer to issue new policies if, in the regulators' judgment, the insurer is not maintaining a minimum amount of surplus or is in hazardous financial condition. Insurance regulators may also limit the ability of an insurer to issue new life insurance policies and annuity contracts above an amount based upon the face amount and premiums of policies of a similar type issued in the prior year. We do not believe that the current or anticipated levels of statutory surplus of our U.S. insurance subsidiaries present a material risk that any such regulator would limit the amount of new policies that our U.S. insurance subsidiaries may issue.

  Risk-based capital

        The NAIC has established risk-based capital standards for U.S. life insurance companies as well as a model act with the intention that these standards be applied at the state level. The model act provides that life insurance companies must submit an annual risk-based capital report to state regulators reporting their risk-based capital based upon four categories of risk: asset risk, insurance risk, interest rate risk and business risk. For each category, the capital requirement is determined by applying factors to various asset, premium and reserve items, with the factor being higher for those items with greater underlying risk and lower for less risky items. The formula is intended to be used by insurance regulators as an early warning tool to identify possible weakly capitalized companies for purposes of initiating further regulatory action.

        If an insurer's risk-based capital falls below specified levels, the insurer would be subject to different degrees of regulatory action depending upon the level. These actions range from requiring the insurer to propose actions to correct the capital deficiency to placing the insurer under regulatory control. As of September 30, 2003, the risk-based capital of each of our U.S. life insurance subsidiaries exceeded the level of risk-based capital that would require any of them to take any corrective action.

  Statutory accounting principles

        Statutory accounting principles, or SAP, is a basis of accounting developed by U.S. insurance regulators to monitor and regulate the solvency of insurance companies. In developing SAP, insurance regulators were primarily concerned with assuring an insurer's ability to pay all its current and future obligations to policyholders. As a result, statutory accounting focuses on conservatively valuing the assets and liabilities of insurers, generally in accordance with standards specified by the insurer's domiciliary jurisdiction. Uniform statutory accounting practices are established by the NAIC and generally adopted by regulators in the various U.S. jurisdictions. These accounting principles and related regulations determine, among other things, the amounts our insurance subsidiaries may pay to us as dividends.

        U.S. GAAP is designed to measure a business on a going-concern basis. It gives consideration to matching of revenue and expenses and, as a result, certain expenses are capitalized when incurred and then amortized over the life of the associated policies. The valuation of assets and liabilities under U.S. GAAP is based in part upon best estimate assumptions made by the insurer. Stockholder's equity represents both amounts currently available and amounts expected to emerge over the life of the business. As a result, the values for assets, liabilities and equity reflected in financial statements prepared in accordance with U.S. GAAP may be different from those reflected in financial statements prepared under SAP.

  Regulation of investments

        Each of our U.S. insurance subsidiaries is subject to laws and regulations that require diversification of its investment portfolio and limit the amount of investments in certain asset categories, such as below investment grade fixed income securities, equity real estate, other equity investments and derivatives. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring surplus, and, in some instances, would require divestiture of such non-complying investments. We believe the investments made by our U.S. insurance subsidiaries comply with these laws and regulations.

  Federal regulation

        Our variable life insurance and variable annuity products generally are "securities" within the meaning of federal and state securities laws. As a result, they are registered under the Securities Act of 1933 and are subject to regulation by the SEC, the NASD and state securities authorities. Federal and state securities regulation similar to that discussed below under "—Securities Regulation" affect investment advice and sales and related activities with respect to these products. In addition, although the federal government does not comprehensively regulate the business of insurance, federal legislation and administrative policies in several other areas, including taxation, financial services regulation and pension and welfare benefits regulation, can also significantly affect the insurance industry.

  Federal initiatives

        Although the federal government generally does not directly regulate the insurance business, federal initiatives often and increasingly have an impact on the business in a variety of ways. From time to time, federal measures are proposed which may significantly affect the insurance business, including limitations on antitrust immunity, the creation of more flexible tax-advantaged or tax-exempt savings accounts with higher contribution limits, and the replacement of certain traditional retirement annuities with a more general employer retirement savings account. In addition, a bill, "The Federal Insurance Consumer Protection Act of 2003" (S.1373), has been introduced in the U.S. Senate which, if enacted. would establish comprehensive and exclusive federal regulation over all "interstate insurers," including all life insurers selling in more than one state, with no option for such insurers to remain regulated by the states. We cannot predict whether these or other proposals will be adopted, or what impact, if any, such proposals may have on our business, financial condition or results of operation.

  Legislative developments

        On June 7, 2001, President George Bush signed into law the Economic Growth and Taxpayer Relief Reconciliation Act, which includes the repeal of the federal estate tax over a ten-year period. We believe that the repeal of the federal estate tax has resulted in reduced sales, and could continue to affect sales, of some of our estate planning products, including survivorship/second-to-die life insurance policies. We do not expect the repeal of the federal estate tax to have a material adverse impact on our overall business, however.

        On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act, which reduces federal income tax rates that investors are required to pay on capital gains and on certain dividends paid on stock. This reduction may provide an incentive for certain of our customers and potential customers to shift assets into mutual funds and away from our products, including annuities, designed to defer taxes payable on investment returns.

        We cannot predict what other proposals may be made, what legislation may be introduced or enacted or the impact of any such legislation on our business, results of operations and financial condition.

U.K. Insurance Regulation

  General

        Insurance and reinsurance businesses in the U.K. are subject to close regulation by the Financial Services Authority, or FSA. We have U.K. subsidiaries that have received authorization from the FSA to effect and carry out contracts of insurance in the U.K. An authorized insurer in the U.K. is able to operate throughout the European Union, subject to certain regulatory requirements of the FSA and in some cases, certain local regulatory requirements. Certain of our U.K. subsidiaries operate in other member states of the European Union through the establishment of branch offices.

  Supervision

        The FSA has adopted a risk-based approach to the supervision of insurance companies. Under this approach the FSA periodically performs a formal risk assessment of insurance companies or groups carrying on business in the U.K. After each risk assessment, the FSA will inform the insurer of its views on the insurer's risk profile. This will include details of any remedial action that the FSA requires and the likely consequences if this action is not taken.

        The FSA also supervises the management of insurance companies through the approved persons regime, by which any appointment of persons to perform certain specified "controlled functions" within a regulated entity, must be approved by the FSA.

  Solvency requirements

        Under FSA rules, insurance companies must maintain a margin of solvency at all times, the calculation of which in any particular case depends on the type and amount of insurance business a company writes. Failure to maintain the required solvency margin is one of the grounds on which wide powers of intervention conferred upon the FSA may be exercised. In addition, an insurer (other than a pure reinsurer) that is part of a group, is required to perform and submit to the FSA a solvency margin calculation return in respect of its ultimate parent company, in accordance with the FSA's rules. Although there is no requirement for the parent company solvency calculation to show a positive result, the FSA is required to take action where it considers that the solvency of the insurance company is or may be jeopardized due to the group solvency position. As of December 31, 2002, the solvency calculation for our group's parent company in the U.K. showed a surplus.

        In addition, the FSA has published proposals for the implementation of the European Union's Financial Conglomerates Directive which include a requirement for insurance groups to hold an amount of capital indicated in the calculation of the parent company's solvency margin at the European Economic Area parent level for the financial years beginning in 2005. The purpose of these proposals is to prevent the leveraging of capital by companies involved in multiple insurance groups. The FSA has stated that it will phase in these proposals.

  Restrictions on dividend payments

        English company law prohibits our U.K. subsidiaries from declaring a dividend to their shareholders unless they have "profits available for distribution." The determination of whether a company has profits available for distribution is based on its accumulated realized profits less its accumulated realized losses.

  Change of control

        The acquisition of "control" of any U.K. insurance company will require FSA approval. For these purposes, a party that "controls" a U.K. insurance company includes any company or individual that (together with its or his associates) directly or indirectly acquires 10% or more of the shares in a U.K.

authorized insurance company or its parent company, or is entitled to exercise or control the exercise of 10% or more of the voting power in such authorized insurance company or its parent company. In considering whether to approve an application for approval, the FSA must be satisfied that both the acquirer is a fit and proper person to have such "control" and that the interests of consumers would not be threatened by such acquisition of "control." Failure to make the relevant prior application could result in action being taken against our U.K. subsidiaries by the FSA.

  Intervention and enforcement

        The FSA has extensive powers to intervene in the affairs of an insurance company or authorized person and has the power, among other things, to enforce, and take disciplinary measures in respect of, breaches of its rules.

Mortgage Insurance

  State regulation

  General

        Mortgage insurers generally are restricted by state insurance laws and regulations to writing mortgage insurance business only. This restriction prohibits our mortgage insurance subsidiaries from directly writing other types of insurance. Mortgage insurers are not subject to the NAIC's risk-based capital requirements, but are subject to other capital requirements placed directly on mortgage insurers. Generally, mortgage insurers are required by certain states and other regulators to maintain a risk in-force to capital ratio not to exceed 25:1. As of December 31, 2002, none of our mortgage insurance subsidiaries had a risk in-force to capital ratio in excess of 25:1.

  Reserves

        Our U.S. mortgage insurance subsidiaries are required under state insurance laws to establish a special statutory contingency reserve in their statutory financial statements to provide for losses in the event of significant economic declines. Annual additions to the statutory contingency reserve must equal at least 50% of premiums earned, and these reserves cannot be withdrawn for a period of 10 years, except under certain limited circumstances. The contingency reserve essentially restricts dividends and other distributions by mortgage insurance companies. The statutory contingency reserve as of December 31, 2002 for our mortgage insurance subsidiaries was approximately $2.6 billion. This reserve serves to reduce the mortgage insurance subsidiaries' ability to pay dividends because it is a direct reduction of policyholders' surplus.

  Federal regulation

        In addition to federal laws that directly affect mortgage insurers, private mortgage insurers are affected indirectly by federal legislation and regulation affecting mortgage originators and lenders, by purchasers of mortgage loans such as Freddie Mac and Fannie Mae, and by governmental insurers such as the FHA and VA. For example, changes in federal housing legislation and other laws and regulations that affect the demand for private mortgage insurance may have a material effect on private mortgage insurers. Legislation or regulation that increases the number of people eligible for FHA or VA mortgages could have a materially adverse effect on our ability to compete with the FHA or VA.

        The Homeowners Protection Act provides for the automatic termination, or cancellation upon a borrower's request, of private mortgage insurance upon satisfaction of certain conditions. The Homeowners Protection Act applies to owner-occupied residential mortgage loans regardless of lien priority and to borrower-paid mortgage insurance closed after July 29, 1999. FHA loans are not covered by the Homeowners Protection Act. Under the Homeowners Protection Act, automatic termination of mortgage insurance would generally occur once the loan-to-value ratio reaches 78%. A borrower generally may request cancellation of mortgage insurance once the loan-to-value reaches 80% of the home's original value or when actual payments reduce the loan balance to 80% of the home's original value, whichever occurs earlier. For borrower-initiated cancellation of mortgage insurance, the borrower must have a "good payment history" as defined by the Homeowners Protection Act.

        The Real Estate Settlement and Procedures Act of 1974, or RESPA, applies to most residential mortgages insured by private mortgage insurers. Mortgage insurance has been considered in some cases to be a "settlement service" for purposes of loans subject to RESPA. Subject to limited exceptions, RESPA prohibits persons from accepting anything of value for referring real estate settlement services to any provider of such services. Although many states prohibit mortgage insurers from giving rebates, RESPA has been interpreted to cover many non-fee services as well. Both mortgage insurers and their customers are subject to the possible sanctions of this law, which is enforced by HUD and also provides for private rights of action.

        In July 2002, HUD proposed a rule under RESPA entitled "Simplifying and Improving the Process of Obtaining Mortgages to Reduce Settlement Costs to Consumers." Under this proposed rule, lenders and other packagers of loans are given the choice of offering a "Guaranteed Mortgage Package" or providing a "Good Faith Estimate" where the estimated fees are subject to a 10% tolerance. Qualifying packages would be entitled to a "safe harbor" from RESPA's anti-kickback rules. Mortgage insurance is included in the package "to the extent an upfront premium is charged." It is unclear in what form, if any, HUD's proposed rule will be implemented or what impact it may have on the mortgage insurance industry.

        Most originators of mortgage loans are required to collect and report data relating to a mortgage loan applicant's race, nationality, gender, marital status and census tract to HUD or the Federal Reserve under the Home Mortgage Disclosure Act of 1975, or HMDA. The purpose of HMDA is to detect possible discrimination in home lending and, through disclosure, to discourage such discrimination. Mortgage insurers are not required to report HMDA data although, under the laws of several states, mortgage insurers currently are prohibited from discriminating on the basis of certain classifications. Mortgage insurers have, through MICA, entered voluntarily into an agreement with the Federal Financial Institutions Examinations Council to report the same data on loans submitted for insurance as is required for most mortgage lenders under HMDA.

  International regulation

  Canada

        The Office of the Superintendent of Financial Institutions, or OSFI, provides oversight to all federally incorporated financial institutions, including our Canadian mortgage insurance company. The Federal Bank Act, Insurance Companies Act and Trust and Loan Companies Act prohibits Canadian banks, trust companies and insurers from extending mortgage loans where the loan value exceeds 75% of the property's value, unless mortgage insurance is obtained in connection with the loan. As a result, all mortgages issued by these financial institutions with loan-to-value ratio exceeding 75% must be insured by a qualified insurer or the CMHC. We currently are the only qualified private insurer. The legislative requirement in Canada to obtain mortgage insurance on high loan-to-value mortgages and the favorable capital treatment given to financial institutions because of our 90% sovereign guarantee effectively precludes these financial institutions from issuing simultaneous second mortgage products similar to those offered in the U.S.

  Australia

        APRA regulates all financial institutions in Australia, including general, life and mortgage insurance companies. Effective July 1, 2002, APRA provided new regulatory standards for all general insurers, including mortgage insurance companies. APRA's license conditions currently require Australian mortgage insurance companies, including us, to be mono-line insurers, which are insurance companies that offer just one type of insurance product. However, in November 2003, APRA announced that it is considering, and has sought comment on, a proposal to eliminate the requirement that mortgage insurance companies be mono-line insurers. This proposal is pending and the elimination of the mono-line requirement could facilitate the entry of new competitors and further increase competition in the Australian mortgage insurance market.

        APRA also sets authorized capital levels and regulates corporate governance requirements, including our risk management strategy. In this regard, APRA reviews our management, controls, processes, reporting and methods by which all risks are managed, including a periodic review of outstanding insurance liabilities by an approved actuary, and a reinsurance management strategy, which outlines our use of reinsurance in Australia.

        In addition, APRA determines the capital requirements for depository institutions and provides for reduced capital requirements for depository institutions that insure residential mortgages with loan-to-value ratios above 80% with an "A" rated, or equivalently rated, mortgage insurance company that is regulated by APRA. Our insurance subsidiaries that serve the Australian and New Zealand markets have financial-strength ratings of "AA" from S&P and Fitch and a rating of "Aa2" from Moody's.

  United Kingdom and Continental Europe

        The U.K. is a member of the European Union and applies the harmonized system of regulation set out in the European Union directives. Our authorization to provide mortgage insurance in the U.K. enables us to offer our products in all the European Union member states, subject to certain regulatory requirements of the FSA and, in some cases, local regulatory requirements. We can provide mortgage insurance only in the classes for which we have authorization under applicable regulations and must maintain required risk capital reserves. We are also subject to the oversight of other regulatory agencies in other countries where we do business throughout Europe. For more information about U.K. insurance regulation that affects our mortgage subsidiaries that operate in the U.K., see "—U.K. Insurance Regulation."

Other Non-U.S. Insurance Regulation

        We operate in a number of countries around the world in addition to the U.S., the U.K., Canada and Australia. These countries include France, Mexico, Spain and a number of other countries in Europe. Generally, our subsidiaries (and in some cases our branches) conducting business in these countries must obtain licenses from local regulatory authorities and satisfy local regulatory requirements, including those relating to rates, forms, capital, reserves and financial reporting.

Other Laws and Regulations

  Securities regulation

        Certain of our U.S. subsidiaries and certain policies and contracts offered by them, are subject to various levels of regulation under the federal securities laws administered by the SEC. Certain of our U.S. subsidiaries are investment advisers registered under the Investment Advisers Act of 1940. Certain of their respective employees are licensed as investment advisory representatives in the states where those employees have clients. Our U.S. investment adviser subsidiaries also manage investment companies that are registered with the SEC under the Investment Company Act of 1940. In addition, some of our insurance company separate accounts are registered under the Investment Company Act of 1940. Some annuity contracts and insurance policies issued by some of our U.S. subsidiaries are funded by separate accounts, the interests in which are registered under the Securities Act of 1933. Certain of our subsidiaries are registered and regulated as broker/dealers under the Securities Exchange Act of 1934 and are members of, and subject to regulation by, the NASD, as well as by various state and local regulators. The registered representatives of our broker/dealers are also regulated by the SEC and NASD and are further subject to applicable state and local laws.

        These laws and regulations are primarily intended to protect investors in the securities markets and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with such laws and regulations. In such event, the possible sanctions that may be imposed include suspension of individual employees, limitations on the activities in which the investment adviser or broker/dealer may engage, suspension or revocation of the investment adviser or broker/dealer registration, censure or fines. We may also be subject to similar laws and regulations in the states and other countries in which we provide investment advisory services, offer the products described above or conduct other securities-related activities.

        Certain of our U.S. subsidiaries also sponsor and manage investment vehicles that rely on certain exemptions from registration under the Investment Company Act of 1940 and the Securities Act of 1933. Nevertheless, provisions of the Investment Company Act of 1940 and the Securities Act of 1933 apply to these investment vehicles and the securities issued by such vehicles. The Investment Company Act of 1940 and the Securities Act of 1933, including the rules promulgated thereunder, are subject to change which may affect our U.S. subsidiaries that sponsor and manage such investment vehicles.

  Environmental considerations

        As an owner and operator of real property, we are subject to extensive U.S. federal and state and non-U.S. environmental laws and regulations. Potential environmental liabilities and costs in connection with any required remediation of such properties also is an inherent risk in property ownership and operation. In addition, we hold equity interests in companies and have made loans secured by properties that could potentially be subject to environmental liabilities. We routinely have environmental assessments performed with respect to real estate being acquired for investment and real property to be acquired through foreclosure. We cannot provide assurance that unexpected environmental liabilities will not arise. However, based upon information currently available to us, we believe that any costs associated with compliance with environmental laws and regulations or any remediation of such properties will not have a material adverse effect on our business, financial condition or results of operations.

  ERISA considerations

        We provide certain products and services to certain employee benefit plans that are subject to ERISA or the Internal Revenue Code of 1986, as amended. As such, our activities are subject to the restrictions imposed by ERISA and the Internal Revenue Code, including the requirement under ERISA that fiduciaries must perform their duties solely in the interests of ERISA plan participants and beneficiaries and the requirement under ERISA and the Internal Revenue Code that fiduciaries may not cause a covered plan to engage in certain prohibited transactions with persons who have certain relationships with respect to such plans. The applicable provisions of ERISA and the Internal Revenue Code are subject to enforcement by the U.S. Department of Labor, the Internal Revenue Service and the Pension Benefit Guaranty Corporation.

  USA Patriot Act

        The USA Patriot Act of 2001, or the Patriot Act, enacted in response to the terrorist attacks on September 11, 2001, contains anti-money laundering and financial transparency laws and mandates the implementation of various new regulations applicable to broker/dealers and other financial services companies including insurance companies. The Patriot Act seeks to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. Anti-money laundering laws outside of the U.S. contain similar provisions. The increased obligations of financial institutions to identify their customers, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies, and share information with other financial institutions, require the implementation and maintenance of internal practices, procedures and controls. We believe that we have implemented, and that we maintain, appropriate internal practices, procedures and controls to enable us to comply with the provisions of the Patriot Act.

  Privacy of consumer information

        U.S. federal and state laws and regulations require financial institutions, including insurance companies, to protect the security and confidentiality of consumer financial information and to notify consumers about their policies and practices relating to their collection and disclosure of consumer information and their policies relating to protecting the security and confidentiality of that information. Similarly, federal and state laws and regulations also govern the disclosure and security of consumer health information. In particular, regulations promulgated by the U.S. Department of Health and Human Services regulate the disclosure and use of protected health information by health insurers and others, the physical and procedural safeguards employed to protect the security of that information and the electronic transmission of such information. Congress and state legislatures are expected to consider additional legislation relating to privacy and other aspects of consumer information.

        In Europe, the collection and use of personal information is subject to strict regulation. The European Union's Data Protection Directive establishes a series of privacy requirements that EU member states are obliged to enact in their national legislation. European countries that are not EU member states have similar privacy requirements in their national laws. These requirements generally apply to all businesses, including insurance companies. In general, companies may process personal information only if consent has been obtained from the persons concerned or if certain other conditions are met. These other requirements include the provision of notice to customers and other persons concerning how their personal information is used and disclosed, limitations on the transfer of personal information to countries outside the European Union, registration with the national privacy authorities, where applicable, and the use of appropriate information security measures against the access or use of personal information by unauthorized persons.

Management

Directors and Executive Officers

        The following table sets forth certain information concerning our directors and executive officers as of the completion of this offering:

Name	Age	Positions
Michael D. Fraizer	45	Chairman, President and Chief Executive Officer
Thomas H. Mann	52	President and Chief Executive Officer—Mortgage Insurance
Pamela S. Schutz	49	President and Chief Executive Officer—Retirement Income and Investments
George R. Zippel	44	President and Chief Executive Officer—Protection
K. Rone Baldwin	44	Senior Vice President—Strategic Development
Mark W. Griffin	45	Senior Vice President—Chief Risk Officer
Debora M. Horvath	48	Senior Vice President—Chief Information Officer
Michael S. Laming	52	Senior Vice President—Human Resources
Scott McKay	42	Senior Vice President—Operations & Quality
Richard P. McKenney	35	Senior Vice President—Chief Financial Officer
Victor C. Moses	55	Senior Vice President—Chief Actuary
Leon E. Roday	49	Senior Vice President, General Counsel and Secretary
William R. Wright, Jr.	51	Senior Vice President—Chief Investment Officer
Elizabeth J. Comstock	43	Director
Pamela Daley	51	Director
Dennis D. Dammerman	58	Director
David R. Nissen	52	Director
James A. Parke	58	Director

Executive Officers and Directors

        The following sets forth certain biographical information with respect to our executive officers and directors listed above.

        Michael D. Fraizer will be our Chairman, President and Chief Executive Officer upon the completion of this offering and has been a Vice President of GE since December 1995 and a Senior Vice President of GE since June 2000. Since November 1996, Mr. Fraizer has been Chairman of the Board and, since April 1997, President and Chief Executive Officer, of GEFAHI. Mr. Fraizer also has been a director of GE Capital and General Electric Capital Services, Inc. Mr. Fraizer led the Consumer Savings and Insurance Group, a predecessor of GEFAHI, from February 1996 until the formation of GEFAHI in October 1996. Prior to that time, Mr. Fraizer was President and Chief Executive Officer of GE Capital Commercial Real Estate, an affiliate of our company, from July 1993 to December 1996, leading both the GE Consumer Savings and Insurance Group and GE Capital Commercial Real Estate from February to December of 1996. From July 1991 to June of 1993, he was Vice President—Portfolio Acquisitions and Ventures of GE Capital Commercial Real Estate. From

December 1989 to June 1991, Mr. Fraizer was President and Managing Director, GE Japan, an affiliate of our company. From July 1983 to November 1989 Mr. Fraizer served in various capacities as a member of GE's Corporate Audit Staff and GE's Corporate Business Development after joining GE in its Financial Management Program. Mr. Fraizer received a B.A. in Political Science from Carleton College in 1980. He is a member of the board of the American Council of Life Insurers.

        Thomas H. Mann will be our President and Chief Executive Officer—Mortgage Insurance upon the completion of this offering and has been President, Chief Executive Officer and a Director of General Electric Mortgage Insurance Corporation, or GE Mortgage, a subsidiary of our company, since May 1996 and a Vice President of GE since April 1996. From March 1990 to April 1996, Mr. Mann served as Vice President of GE Capital and General Manager of GE Capital Vendor Financial Services. Prior to that time, he served as Executive Vice President—Operations with GE Mortgage from August 1986 to March 1990. From November 1984 to August 1986, Mr. Mann served as Manager—Finance Operations at GE Capital Commercial Real Estate, and from August 1976 to November 1984, he served in various capacities as a member of GE's Corporate Audit Staff. Mr. Mann received a B.S. in Business Administration from the University of North Carolina at Chapel Hill in 1973. He is a member of the Housing Policy Council Executive Committee, part of the Financial Services Roundtable.

        Pamela S. Schutz will be our President and Chief Executive Officer—Retirement Income and Investments upon completion of this offering and has been President and Chief Executive Officer of GE Life and Annuity Assurance Company, a subsidiary of our company, since June 1998 and a Vice President of GE since October 2000. From May 1997 to July 1998, Ms. Schutz served as President of The Harvest Life Insurance Company, then an affiliate of our company. Prior to that time, Ms. Schutz served in various capacities with GE Capital Commercial Real Estate from February 1978 to May 1997, attaining the position of President, GE Capital Realty Group in May 1994. Ms. Schutz received a B.A. in Urban Planning from Briarcliff College in 1976 and an M.S. in Business from American University in 1978. She is a member of the boards of the National Association of Variable Annuities and the Medical Information Bureau.

        George R. Zippel will be our President and Chief Executive Officer—Protection upon completion of this offering and has been the President and Chief Executive Officer of Independent Brokerage Group, a business unit of our company, since September 1999 and a Vice President of GE since July 2001. From July 1997 to September 1999, he was President at GE Lighting Systems, a division of GE. Prior to that time, Mr. Zippel served in various capacities with GE Industrial Systems from July 1991 to July 1997. Prior thereto, he was a Manager of Corporate Initiatives from September 1989 to July 1991. From September 1984 to September 1989, he held various positions on GE's Corporate Audit Staff. Prior thereto, Mr. Zippel participated in GE's Financial Management Program, and upon graduating from the program, worked as a Financial Analyst for GE Semiconductor. Mr. Zippel received a B.A. in Economics from Hamilton College in 1981.

        K. Rone Baldwin will be our Senior Vice President—Strategic Development upon completion of this offering and has been Senior Vice President—Strategic Development at GE Insurance, a business unit of GE Capital, since September 2002 and a Vice President of GE since July 2000. From September 1998 to September 2002, he was the President and CEO of GE Edison Life Insurance Company. Prior thereto, Mr. Baldwin was President of GE Capital Japan from March 1997 to September 1998 and Vice President—Business Development at GE Capital from December 1994 to March 1997. From September 1989 to December 1994, Mr. Baldwin was Senior Vice President at Mutual of New York. Prior thereto, Mr. Baldwin held positions with Goldman, Sachs & Co. and Booz Allen & Hamilton. Mr. Baldwin received a B.A. in Physics from Amherst College in 1980 and an M.B.A. from Harvard Business School in 1982.

        Mark W. Griffin will be our Senior Vice President—Chief Risk Officer upon completion of this offering and has been the Chief Risk Manager of GE Insurance, a business unit of GE Capital, since August 2002. From January 2000 to August 2002, Mr. Griffin was Chief Risk Manager of GEFAHI. Prior thereto, Mr. Griffin was Vice President, Risk Markets & Executive Director, Pension & Insurance with Goldman, Sachs & Co. from August 1994 to December 1999. From December 1986 to August 1994, Mr. Griffin was Executive Director—Fixed Income and Principal, Fixed Income Sales with Morgan Stanley. Prior thereto, Mr. Griffin was an Assistant Actuary with the Metropolitan Life Insurance Company from July 1982 to December 1986. Mr. Griffin received a B.A. in Mathematics from the University of Waterloo in 1982. Mr. Griffin is a Fellow of the Society of Actuaries and the Canadian Institute of Actuaries, and is a Chartered Financial Analyst. He holds an FRM, or Financial Risk Manager, designation from the Global Association of Risk Professionals and a PRM, or Professional Risk Manager, designation from the Professional Risk Management International Association.

        Debora M. Horvath will be our Senior Vice President—Chief Information Officer upon completion of this offering and has been a Senior Vice President, the Chief Information Officer and the Chief Technology Officer of GEFAHI since March 1997. From May 1993 to March 1997, she was Chief Information Officer of GNA Corporation, or GNA. Prior thereto, Ms. Horvath served in various capacities with GE Aircraft Engines and GE Lighting from April 1979 to May 1993. She is also a graduate of GE's Financial Management Program. Ms. Horvath received a B.A. in Business from Baldwin Wallace College in 1984. She is a member of the board of the Greater Richmond Technology Council, and is a member of Women in Technology International.

        Michael S. Laming will be our Senior Vice President—Human Resources upon completion of this offering and has been a Senior Vice President of GE Insurance, a business unit of GE Capital, since August 2001 and a Vice President of GE since April 2003. From July 1996 to August 2001, Mr. Laming was a Senior Vice President at GEFAHI and its predecessor companies. Prior thereto, he held a broad range of human resource positions in operating units of GE and at GE corporate headquarters. He graduated from the GE Manufacturing Management Program in 1978. Mr. Laming received both a B.S. in Business Administration in 1974 and a Masters of Organization Development in 1983 from Bowling Green State University.

        Scott McKay will be our Senior Vice President—Operations & Quality upon completion of this offering and has been the Senior Vice President, Operations & Quality of GEFAHI since December 2002. From July 1993 to December 2002, Mr. McKay served in various information technology related positions at GEFAHI's subsidiaries, including Chief Technology Officer, and Chief Information Officer of Federal Home Life Assurance Company. Prior thereto, he was Officer and Director of Applications for United Pacific Life Insurance Company from July 1992 to July 1993, and an IT consultant for Sycomm Systems and Data Executives, Inc. from January 1985 to July 1992. Mr. McKay received a B.S. in Computer Science from West Chester University of Pennsylvania in 1983.

        Richard P. McKenney will be our Senior Vice President—Chief Financial Officer upon the completion of this offering and has been, since December 2002, a Senior Vice President and the Chief Financial Officer of GEFAHI. From May 2000 to October 2002, he was Vice President of Business Planning and Analysis of GEFAHI. Prior thereto, Mr. McKenney was Manager of Financial Planning from October 1996 to April 1998 and Chief Financial Officer from April 1998 to May 2000 at GE Life & Annuity Assurance Company, an affiliate of our company. From July 1993 to October 1996, he held various positions on GE's Corporate Audit Staff. Prior thereto, Mr. McKenney was in the GE Manufacturing Management Program from June 1991 to July 1993. Mr. McKenney received a B.S. in Mechanical Engineering from Tufts University in 1991.

        Victor C. Moses will be our Senior Vice President—Chief Actuary upon completion of this offering and has been Senior Vice President—Actuarial/Capital Management of GEFAHI since January 2000.

From 1971 to 1983 Mr. Moses worked in various positions at SAFECO Life Insurance Company and from 1983 to 1993 he served in various capacities with GNA, ultimately serving as both Chief Actuary and Chief Financial Officer. In 1993, GNA was acquired by GE Capital, and from then until December 1999, Mr. Moses was Senior Vice President—Business Development at GEFAHI and its predecessor companies. Mr. Moses received a B.A. in Math from Seattle Pacific University in 1970. Mr. Moses is a Fellow in the Society of Actuaries and a Member of the American Academy of Actuaries. He serves on the Board of Trustees of Seattle Pacific University.

        Leon E. Roday will be our Senior Vice President, General Counsel and Secretary upon the completion of this offering and has been Senior Vice President, General Counsel, Secretary and a Director of GEFAHI and its predecessor companies since May 1996 and a Vice President of GE since November 2002. From October 1982 through May 1996, Mr. Roday was at the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP, and he was a partner at that firm from 1991 to 1996. Mr. Roday received a B.A. in Political Science from the University of California at Santa Barbara in 1977 and a J.D. from Brooklyn Law School in 1982. Mr. Roday is a member of the New York Bar Association.

        William R. Wright, Jr. will be our Senior Vice President—Chief Investment Officer upon completion of the offering, and has been Executive Vice President and CIO of Fixed Income—Insurance at GEAM, since April 2003. From March 2000 to March 2003, he was the Managing Director and Chief Investment Officer of GE Edison Life Insurance Company, in Tokyo, Japan. From January 1996 to March 2000 he was the Managing Director of GEAM's first non-U.S. subsidiary in London. Before this, Mr. Wright was the Vice President/Portfolio Manager of International Fixed Income for GE Investments Corporation from May 1993 to January 1996. Prior to joining GE, he was a global fixed income portfolio manager at Continental Asset Management, a subsidiary of Continental Corporation, from 1985 to 1993. From 1980 to 1985 he held various positions with Bankers Trust Company. Mr. Wright received an MBA in Finance from New York University Stern School of Business Administration in 1987, a Diploma in Chinese Mandarin from Defense Language Institute, and a B.A. in Political Science and East Asian Studies from Wittenberg University in 1975. He is a member of both the New York Society of Security Analysts and the Association of Investment Management and Research.

        Elizabeth J. Comstock will be a member of our board of directors upon completion of this offering. Ms. Comstock has been Vice President and Chief Marketing Officer of GE since July 2003. From 1998 to 2003 Ms. Comstock was Vice President of Corporate Communications at GE. From 1996 to 1998 Ms. Comstock was Senior Vice President of NBC Communications and from 1993 to 1996 was Vice President of NBC News Communications. Prior thereto, Ms. Comstock served as an entertainment media director at CBS Television from 1992 to 1993 and as the New York-based head of communications for Turner Broadcasting from 1990 to 1992. Prior thereto, from 1986 to 1990 she held various positions at NBC News. Ms. Comstock received a B.S. degree in Biology from the College of William and Mary in 1982. Ms. Comstock was designated to our board of directors by GE.

        Pamela Daley will be a member of our board of directors upon completion of this offering. Ms. Daley has been Vice President and Senior Counsel for Transactions at GE since 1991, was Senior Counsel for Transactions at GE from 1990 to 1991 and was Tax and Finance Counsel at GE from 1989 to 1990. Prior thereto, Ms. Daley was a partner at Morgan, Lewis & Bockius LLP, from 1986 to 1989 and an associate at that firm from 1979 to 1986. Ms. Daley received an A.B. in Romance Languages and Literatures from Princeton University in 1974 and a J.D. from the University of Pennsylvania in 1979. Ms. Daley was designated to our board of directors by GE.

        Dennis D. Dammerman will be a member of our board of directors upon completion of this offering. Mr. Dammerman has been a Vice Chairman and Executive Officer of GE and the CEO of GE Capital Services, Inc. since 1998. Mr. Dammerman has also been a Director of GE since 1994. From 1984 to 1998 he was Senior Vice President—Finance and Chief Financial Officer at GE, and

from 1981 to 1984 he was Vice President and General Manager of GE Capital's Real Estate Financial Services Division. Prior thereto, from 1967 to 1981 he had various financial assignments in several GE businesses. Mr. Dammerman received a B.A. from the University of Dubuque in 1967. Mr. Dammerman was designated to our board of directors by GE.

        David R. Nissen will be a member of our board of directors upon completion of this offering. Mr. Nissen has been President and CEO of Global Consumer Finance at GE since 1993 and a Senior Vice President at GE since 2001. From 1990 to 1993, Mr. Nissen was General Manager of U.S. Consumer Financial Services at Monogram Bank, an affiliate of GE. Prior thereto, from 1980 to 1990 he held various management positions in several GE businesses. Mr. Nissen received a B.A. in Economics from Northwestern University in 1973 and an M.B.A. from the University of Chicago in 1975. Mr. Nissen was designated to our board of directors by GE.

        James A. Parke will be a member of our board of directors upon completion of this offering. Mr. Parke has been Vice Chairman and Chief Financial Officer of GE Capital and a Senior Vice President at GE since 2002. From 1989 to 2002 he was Senior Vice President and Chief Financial Officer at GE Capital and a Vice President of GE. Prior thereto, from 1981 to 1989 he held various management positions in several GE businesses. Mr. Parke received a B.A. in History, Political Science and Economics from Concordia College in Minnesota in 1968. Mr. Parke was designated to our board of directors by GE.

Composition of the Board of Directors

        Upon completion of this offering, and until the first date on which GE owns 50% or less of our outstanding common stock, our board of directors will consist of nine persons, each of whom will serve a one-year term. Thereafter, directors will be elected at each annual meeting of the stockholders. When GE owns at least 10% but not more than 50% of our outstanding common stock, our board of directors will consist of eleven persons. Beginning on the first date on which GE owns less than 10% of our outstanding common stock, the number of persons constituting our board of directors may be fixed from time to time by resolution of our board of directors, but under our certificate of incorporation, cannot be less than one nor more than fifteen. So long as GE owns more than 50% of our outstanding common stock, the board of directors will consist of nine members, and GE, in its capacity as the holder of our Class B Common Stock, will have the right to elect five members, and holders of our Class A Common Stock will have the right to elect four members. The size of our board of directors and the election rights of the holders of each class of our common stock will change as GE's percentage ownership of our common stock decreases and are subject to the rights of the holders of any outstanding series of our preferred stock to elect directors under certain limited circumstances. For a detailed description of these election rights, see "Description of Capital Stock—Common Stock—Voting Rights."

Committees of the Board of Directors

        Upon completion of this offering, the standing committees of our board of directors will include the Audit Committee, the Nominating and Corporate Governance Committee, and the Management Development and Compensation Committee. These committees are described below. Our board of directors may also establish various other committees to assist it in its responsibilities. However, our certificate of incorporation provides that until the first date on which GE owns less than 20% of our outstanding common stock, our board of directors will not establish an executive committee or any other committee having authority typically reserved for an executive committee.

        Audit Committee.    This committee will be primarily concerned with the accuracy and effectiveness of the audits of our financial statements by our internal audit staff and by our independent auditors. Its duties will include:

  •
  selecting independent auditors;

  •
  reviewing the scope of the audit to be conducted by them, as well as the results of their audit;

  •
  approving non-audit services provided to us by the independent auditor;

  •
  reviewing the organization and scope of our internal system of audit, financial and disclosure controls;

  •
  appraising our financial reporting activities, including our annual report, and the accounting standards and principles followed; and

  •
  conducting other reviews relating to compliance by our employees with our policies and applicable laws.

        The Audit Committee will be comprised of three "independent" directors as defined under the applicable rules of The New York Stock Exchange. We intend to appoint these directors to serve on our board and the Audit Committee as soon as practicable following completion of this offering, but in any event within the time period prescribed by the listing rules.

        Nominating and Corporate Governance Committee.    This committee's responsibilities will include the selection of potential candidates for our board of directors and the development and annual review of our governance principles. So long as GE owns more than 50% of our outstanding common stock, this committee will make recommendations of candidates for election to our board of directors directly to our stockholders. When GE owns 50% or less of our outstanding common stock, this committee will make recommendations of candidates for election to our board of directors directly to our board of directors, and our board of directors will make recommendations directly to our stockholders. This committee will not make recommendations regarding directors designated by GE. This committee will also annually review director compensation and benefits, and oversee the annual self-evaluations of our board and its committees. It will also make recommendations to our board of directors concerning the structure and membership of the other board committees. So long as GE beneficially owns more than 50% of our outstanding common stock, the Nominating and Corporate Governance Committee will be comprised of five directors, one of which will be designated by GE, one of which will be our chief executive officer and three of which will be "independent" under the applicable rules of The New York Stock Exchange. When GE beneficially owns 50% or less of our outstanding common stock, the Nominating and Corporate Governance Committee will be comprised of three directors, each of whom will be "independent" under the applicable rules of The New York Stock Exchange.

        Management Development and Compensation Committee.    This committee will have two primary responsibilities: (i) to monitor our management resources, structure, succession planning, development and selection process as well as the performance of key executives; and (ii) to review and approve executive compensation and broad-based and incentive compensation plans. So long as GE beneficially owns more than 50% of our outstanding common stock, the Management Development and Compensation Committee will be comprised of three directors, one of which will be designated by GE and two of which will be "independent" under the applicable rules of The New York Stock Exchange. When GE beneficially owns 50% or less of our outstanding common stock, the Management Development and Compensation Committee will be comprised of three directors, each of whom will be "independent" under the applicable rules of The New York Stock Exchange.

Director Compensation

        Each independent director will be paid an annual fee of $160,000 in quarterly installments, following the end of each quarter of service. Of this amount, 40% (or $64,000) of the annual fee will be paid in cash and 60% (or $96,000) will be paid in deferred stock units, or DSUs. The board has elected not to adopt a policy of meeting fees because attendance is expected at all scheduled board and committee meetings, absent exceptional cause. Each DSU will be equal in value to a share of our stock, but will not have voting rights. DSUs will accumulate regular quarterly dividends which will be reinvested in additional DSUs. The DSUs will be paid out in cash beginning one year after the director leaves the board. Directors may elect to take their DSU payments as a lump sum or in equal payments spread out for up to ten years.

Executive Compensation

        The following table sets forth the compensation paid or awarded to our chief executive officer and to each of the persons who were the four other most highly compensated executive officers in 2002 who will be continuing as executive officers following the completion of this offering. We refer to these individuals as our "named executive officers."

SUMMARY COMPENSATION

		Annual compensation			Long-term compensation
					Awards		Payouts
Name and principal position	Year	Salary ($)	Bonus ($)	Other annual compen- sation(1) ($)	Restricted stock units(2) ($)(3)	Securities under- lying options/ SARs (#)(3)	LTIP payouts(4) ($)	All other compen- sation(5)(6)(7) ($)
Michael D. Fraizer President, Chief Executive Officer and Director	2002 2001 2000	900,000 750,000 625,000	1,375,000 1,250,000 1,000,000	— — —	— 1,574,000 3,753,257	300,000 300,000 125,000	2,881,300 — —	113,629 106,626 61,305
K. Rone Baldwin(8) Senior Vice President— Strategic Development	2002 2001 2000	430,000 378,333 352,500	415,000 375,000 300,000	— — —	— — 1,465,641	45,000 52,500 25,000	256,000 — —	50,100 46,741 35,755
Thomas H. Mann President and Chief Executive Officer— Mortgage Insurance	2002 2001 2000	460,000 410,000 371,667	1,050,000 930,000 775,000	— — —	— — 2,292,579	90,000 112,500 65,000	1,232,400 — —	59,317 57,327 51,472
Leon E. Roday Senior Vice President, General Counsel and Secretary	2002 2001 2000	388,584 341,981 317,674	310,000 280,000 240,000	— — —	270,500 — 785,625	20,000 22,500 13,000	— — —	28,037 23,923 19,142
Pamela S. Schutz President and Chief Executive Officer—Retirement Income and Investments	2002 2001 2000	365,000 320,000 287,028	510,000 485,000 405,000	— 53,872 —	— 983,750 785,625	38,000 42,000 21,000	197,200 — —	32,407 49,281 45,489

(1)
Includes the aggregate incremental cost of providing perquisites and personal benefits to our named executive officers for each of the last three years. The amounts reported in this column for Ms. Schutz, which represent at least 25% of the total amounts reported for a particular year, are $27,879 for financial counseling and $25,993 for the use of a company vehicle. No other named executive officer received perquisites or other personal benefits in an aggregate amount exceeding $50,000 in any of the periods included in this column.

(2)
Shows the market value of restricted stock unit awards, or RSUs, on the date of grant. The aggregate holdings and market value of RSUs held on December 31, 2002, by the individuals reported in this column are: Mr. Fraizer, 286,993 units/$6,988,280; Mr. Mann, 115,087 units/$2,802,368; Ms. Schutz, 51,250 units/$1,247,938; Mr. Baldwin, 73,411 units/$1,787,558; and

  Mr. Roday, 25,000 units/$608,750. The restrictions on most of these units lapse on a scheduled basis over the executive officer's career, or upon death, with the restrictions on 25% of the units generally scheduled to lapse three and seven years after the date of grant, and the restrictions on the remaining 50% scheduled to lapse at retirement. Regular quarterly dividend equivalents are paid on RSUs held by these individuals.

(3)
Denominated in shares of GE stock.

(4)
Represents the dollar value of payouts pursuant to the GE contingent long-term performance incentive awards granted in 2000.

(5)
Includes payments made pursuant to GE employee savings plans. These amounts are: Mr. Fraizer ($53,400 in 2002, $43,750 in 2001 and $35,050 for 2000); Mr. Mann ($32,400 in 2002, $27,950 in 2001 and $23,955 in 2000); Ms. Schutz ($21,300 in 2002, $18,250 in 2001 and $15,513 in 2000); Mr. Baldwin ($21,600 in 2002, $18,450 in 2001 and $12,350 in 2000); and Mr. Roday ($18,500 in 2002, $16,150 in 2001 and $14,654 in 2000).

(6)
This column includes the estimated dollar value of GE's portion of insurance premium payments for supplemental split-dollar life insurance provided to GE officers prior to the effective date of the Sarbanes-Oxley Act on July 30, 2002. GE will recover all split-dollar premiums paid by it from the policies. The estimated value is calculated, in accordance with SEC rules, as if the 2002 premiums were advanced to the named executive officers without interest until the time GE expects to recover its premium payments. This column also includes taxable payments made to executives to cover premiums for a universal life insurance policy owned by the executive, which is provided to more than 4,400 of GE's executives, including the named executives. These amounts are: Mr. Fraizer ($44,430 in 2002, $48,777 in 2001 and $15,381 in 2000); Mr. Mann ($21,938 in 2002, $24,932 in 2001 and $24,893 in 2000); Ms. Schutz ($4,514 in 2002, $25,132 in 2001 and $26,129 in 2000); Mr. Baldwin ($21,074 in 2002, $21,661 in 2001 and $17,485 in 2000); and Mr. Roday ($3,891 in 2002, $2,732 in 2001 and $2,172 in 2000).

(7)
Includes the difference between market interest rates determined pursuant to SEC rules and the 10% to 14% interest contingently credited by GE on salary deferred by the executive officers under various salary deferral plans. Under all such plans, the executive officers generally must remain employed by GE and its affiliates for at least four years following the deferrals, or retire or transfer to a successor employer (in this case, including Genworth when GE ceases to own 50% or more of our outstanding common stock) after a year of deferral, in order to obtain the stated interest rate. These amounts are: Mr. Fraizer ($15,799 in 2002, $14,099 in 2001 and $10,874 in 2000); Mr. Mann ($4,979 in 2002, $4,445 in 2001 and $2,624 in 2000); Ms. Schutz ($6,593 in 2002, $5,899 in 2001 and $3,847 in 2000); Mr. Baldwin ($7,426 in 2002, $6,630 in 2001 and $5,920 in 2000); and Mr. Roday ($5,646 in 2002, $5,041 in 2001 and $2,316 in 2000).

(8)
Excludes certain cost of living allowances and tax gross-up payments paid by GE in connection with Mr. Baldwin's overseas assignment from July 2000 to August 2002. These amounts were $195,699 in 2002, $333,193 in 2001 and $384,038 in 2000.

Executive Officer Stock Ownership Guidelines

        In order to help demonstrate the alignment of the personal interests of our executive officers with the interests of our stockholders, we have established the following stock ownership requirements, as multiples of the executive officer's base salary, that must be held by our executive officers:

Position	Multiple
Genworth Chief Executive Officer	5x
Presidents and Senior Vice Presidents	2x

        The number of shares of our stock that must be held is determined by multiplying the executive officer's annual base salary in 2003 by the applicable multiple shown above, and dividing the result by the average closing price of our stock during the immediately preceding 12 months. In order to meet this stock ownership requirement, an executive officer may count all shares of our stock owned by the executive officer, including stock held in our 401(k) plan and any company RSUs, including RSUs issued to the executive officer upon conversion of GE RSUs in connection with this offering, but excluding any RSUs that lapse upon retirement. Each executive officer must attain ownership of the required stock ownership level within five years after GE ceases to own more than 50% of our outstanding stock (or if later, within five years of becoming an executive officer) and maintain ownership of at least such amount of our stock while they hold office.

        In order to assist any particular executive officer in obtaining the required level of stock ownership, each executive officer will be given the option, exercisable at any time during the five year period above, to elect to receive a portion of his or her annual incentive compensation, including LTIPs, in our common stock. In the event that an executive officer fails to reach a required level of stock ownership during the five year period above, we will require the executive officer to be paid, in lieu of any annual incentive payments, in common stock until the applicable required level of stock ownership is obtained.

Stock Option Grants

        Stock options were granted to our named executive officers in 2002 by GE. Each stock option permits the named executive officer, generally for a period of ten years, to purchase one share of GE stock at the market price of GE stock on the date of grant. The following tables provide information on stock options granted in 2002, and on previously granted stock options exercised by the named executive officers during 2002, as well as information on their stock option holdings at the end of 2002. See "—GE 1990 Long-Term Incentive Plan" for a description of the treatment of these options following this offering.

STOCK OPTION GRANTS IN 2002

	Individual grants(1)
Name	Number of securities underlying options granted (#)	Percent of total GE options granted	Exercise or base price ($/Sh)	Expiration date	Grant date present value($)(2)
Michael D. Fraizer	300,000	0.6436%	27.05	9/13/12	2,544,000
K. Rone Baldwin	45,000	0.0965%	27.05	9/13/12	381,600
Thomas H. Mann	90,000	0.1931%	27.05	9/13/12	763,200
Leon E. Roday	20,000	0.0429%	27.05	9/13/12	169,600
Pamela S. Schutz	38,000	0.0815%	27.05	9/13/12	322,240

(1)
Denominated in shares of GE stock.

(2)
These estimated hypothetical values are based on a Black-Scholes option pricing model in accordance with SEC rules. We used the following assumptions in estimating these values: potential option term, 10 years; risk free rate of return, 3.5%; expected volatility, 33.75%; and expected dividend yield, 2.74%.

AGGREGATED STOCK OPTIONS EXERCISED IN 2002,
AND DECEMBER 31, 2002 OPTION VALUES(1)

			Number of securities underlying unexercised options at December 31, 2002 (#)		Value of unexercised in-the-money options at December 31, 2002 ($)(2)
Name	Options exercised (#)	Value realized ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Michael D. Fraizer	—	—	472,500	852,500	3,583,638	—
K. Rone Baldwin	—	—	123,000	152,500	975,867	—
Thomas H. Mann	30,000	937,440	360,000	342,500	3,065,260	—
Leon E. Roday	—	—	16,500	60,000	1,600	—
Pamela S. Schutz	—	—	71,250	118,250	726,776	—

(1)
Denominated in shares of GE stock.

(2)
Stock option values are based upon the difference between the grant prices of all outstanding options awarded in 2002 and prior years and the December 31, 2002 closing price for GE's stock of $24.35 per share.

Retirement Plans

        We anticipate that our U.S. employees will be covered by the GE retirement plans for so long as GE owns more than 50% of our outstanding common stock. Thereafter, we anticipate that our U.S. employees will be covered by the retirement plans that we expect to establish. See "Arrangements between GE and Our Company—Employee Matters Agreement" for information concerning our retirement plans and other employment matters after the completion of this offering. The summary below relates to the GE retirement plans.

        Under the GE retirement plans, employees are generally eligible to retire with unreduced benefits under such plans at age 60 or later, and with social security benefits at age 62 or later. The estimated total annual retirement benefits provided under the GE retirement plans and social security for our employees in higher salary classifications retiring directly from GE and its affiliates at age 62 or later are as follows.

	Years of service at retirement
Earnings credited for retirement benefits
	20	25	30	35	40
$500,000	$186,957	$229,511	$272,066	$300,000	$300,000
750,000	274,457	338,886	403,316	450,000	450,000
1,000,000	361,957	448,261	534,566	600,000	600,000
1,500,000	536,957	667,011	797,066	900,000	900,000
2,000,000	711,957	885,761	1,059,566	1,200,000	1,200,000
2,500,000	886,957	1,104,511	1,322,066	1,500,000	1,500,000
3,000,000	1,061,957	1,323,261	1,584,566	1,800,000	1,800,000

Note:
The amounts shown above are applicable to employees retiring in 2003 at age 62.

        Amounts shown as "earnings credited for retirement benefits" in this table represent the average annual covered compensation paid for the highest 36 consecutive months out of the last 120 months prior to retirement. For 2002, covered compensation for the individuals named in the Summary Compensation table (see "—Executive Compensation") is the same as the total of their salary and bonus amounts shown in that table. As of December 31, 2002, our named executive officers had the following years of credited service with the company: Mr. Fraizer, 22 years; Mr. Baldwin, 8 years; Mr. Mann, 29 years; Mr. Roday, 6 years; and Ms. Schutz, 24 years. The approximate annual retirement benefits provided under the GE retirement plans are payable in fixed monthly payments for life, with a guaranteed minimum term of five years.

GE 1990 Long-Term Incentive Plan

        Prior to this offering, some of our executive employees received stock options, stock appreciation rights, or SARs, restricted stock unit awards, or RSUs, and long-term contingent performance incentive awards under the GE 1990 Long-Term Incentive Plan. The following is a description of that plan and the treatment of those awards following this offering.

        Vested GE stock options.    As of the completion of this offering, all GE stock options that are vested and held by our employees (other than Mr. Fraizer's vested GE stock options) will remain exercisable in accordance with their terms and the GE 1990 Long-Term Incentive Plan. Each such GE stock option permits the holder, generally for a period of ten years from the date of grant or, if earlier, five years from the date that GE ceases to own 50% or more of our outstanding common stock, to purchase one share of GE stock from GE at the market price of GE stock on the date of grant.

        Vested GE stock options of Mr. Fraizer, unvested GE stock options, SARs and RSUs. Upon the completion of this offering, all of Mr. Fraizer's GE stock options (whether or not vested) and all other GE stock options that are unvested and held by our employees as of the completion of this offering will be canceled and converted into options to purchase our common stock based on a ratio equal to the initial offering price of Genworth common stock divided by the weighted-average stock price of GE common stock for the trading day immediately prior to the completion of this offering (the "Conversion Ratio"). These converted options, if unvested, generally will continue to vest in accordance with the terms of their original grants and the GE 1990 Long-Term Incentive Plan (generally in five equal annual installments from the first anniversary of the date of grant for options granted in 2002 and thereafter, or in two installments on the third and fifth anniversaries of the date of grant for options granted before 2002) and generally will remain exercisable for a period of ten years from the date of grant.

        Mr. Fraizer is the only named executive officer who holds GE SARs that are exercisable for GE stock. These rights, which were granted in 2003, will be canceled and converted into our SARs upon the completion of this offering based on the Conversion Ratio. These converted SARs will continue to vest in accordance with the terms of their original grant and the GE 1990 Long-Term Incentive Plan (in five equal annual installments from the first anniversary of the date of grant) and will remain exercisable for a period of ten years from the date of grant.

        Upon the completion of this offering, all GE RSUs held by our employees as of the completion of this offering will be canceled and converted into our RSUs based on the Conversion Ratio and will generally have the same terms as their original grant and the GE 1990 Long-Term Incentive Plan. Such RSUs will entitle the holder to receive regular quarterly payments from us equal to the quarterly dividend on our stock. Also, provided the holder is still employed by us when the restrictions lapse, the holder will receive one share of our stock from us in exchange for each RSU. The restrictions on the converted RSUs granted in February 2003 to 21 senior executives will lapse after one year following the completion of this offering. The restrictions on the converted RSUs granted in September 2003 will lapse in 50% increments after three and five years from the date of grant. The restrictions on most of the converted RSUs granted in 2002 will lapse in 25% increments after three, five and ten years from the date of grant, with the final 25% lapsing at retirement. The restrictions on most of the converted RSUs granted before 2002 will lapse in 25% increments after three and seven years from the date of grant, with the final 50% lapsing at retirement. Any converted RSUs as to which restrictions have not lapsed will be forfeited if the executive leaves our company prior to the lapse of the restrictions.

        GE long-term contingent performance awards.    In March 2003, the management development and compensation committee of GE's board of directors granted long-term contingent performance incentive awards to select GE executives for the 2003 to 2005 period to provide a continued emphasis on specified financial performance goals that the committee considered to be important contributors to GE's long-term shareowner value. The awards will only be payable if GE achieves, on an overall basis for the three-year 2003 to 2005 period, specified goals for one or more of the following four measurements, all as adjusted by the committee to remove the effects of unusual events and the effect of pensions on income: average earnings per share growth rate; average revenue growth rate; cumulative return on total capital; and cumulative cash generated. GE expects the awards to be payable in 2006 if the performance goals are met. The awards are subject to forfeiture if the executive's employment terminates for any reason other than disability, death, or retirement before December 31, 2005.

        For purposes of determining eligibility for long-term contingent performance incentive awards granted to our executives in March 2003, employment with us will be deemed to be continued employment with GE (or an applicable GE affiliate). A prorated award (equal to one-third of the amount otherwise payable) will be paid by GE in 2006 when such awards are otherwise payable under the plan, provided the executives otherwise satisfy the conditions of the original award. The following table shows the multiple of our named executives' salary rate in effect and the annual bonus awarded in February 2003 that would be payable in 2006 under these awards if GE precisely attained the threshold, target, or maximum goals set by the committee for all applicable performance measurements and before taking into account the proration as described above:

	Performance period	Threshold payment		Target payment	Maximum payment
Michael D. Fraizer	1/03-12/05	1	x	2x	2.5x
K. Rone Baldwin	1/03-12/05	0.25	x	0.5x	1x
Thomas H. Mann	1/03-12/05	0.5	x	1x	2x
Leon E. Roday	1/03-12/05	0.25	x	0.5x	1x
Pamela S. Schutz	1/03-12/05	0.25	x	0.5x	1x

        Prior to the one-third proration described above, each measurement is weighted equally, and payments will be made for achieving any of the three goals (threshold, target or maximum) for any of the four measurements. For example, the executives in the table above would receive only one-quarter of the threshold payment if GE met at the end of the three-year period only a single threshold goal for a single measurement. Also, payments will be further prorated for performance that falls between goals.

Omnibus Incentive Plan

        Upon the completion of this offering, subject to shareholder and board of director approval, we intend to establish the 2004 Genworth Financial, Inc. Omnibus Incentive Plan, which we refer to as the Genworth Omnibus Plan, pursuant to which we will administer the stock options, SARs and RSUs issued under the GE 1990 Long-Term Incentive Plan and converted into our awards (see "—GE 1990 Long-Term Incentive Plan"). The Genworth Omnibus Plan will also permit us to issue stock-based and stock-denominated awards to officers, salaried employees and other individuals providing services to Genworth and our participating subsidiaries on and after the completion of this offering. Available awards under the Genworth Omnibus Plan will include:

  •
  stock options (but not incentive stock options under Section 422 of the Internal Revenue Code of 1986),

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  SARs,

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  restricted stock and RSUs,

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  performance awards,

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  dividend equivalents, and

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  other awards valued in whole or in part by reference to or otherwise based on our common stock (other stock-based awards).

        The following is a description of the Genworth Omnibus Plan and the treatment of those awards to be made following this offering.

        Awards in connection with this offering.    In connection with this offering, we anticipate granting to some or all of our employees nonqualified stock options to purchase an aggregate of            shares of our common stock, of which the named executive officers will be granted nonqualified stock options to purchase shares of our common stock as follows: Mr. Fraizer,            shares; Mr. Baldwin,            shares; Mr. Mann,            shares; Mr. Roday,             shares; Ms. Schutz,            shares; and remaining executive officers, an aggregate of            shares. The exercise price of these options will be equal to the initial offering price. We expect that these options will vest in 25% annual increments commencing on the second anniversary of the date of grant. We anticipate that after the initial grant in connection with this offering, we will issue annual grants to our executives and periodic grants to our other employees under the Genworth Omnibus Plan subject to the approval of our Management Development and Compensation Committee.

        In addition, under the Genworth Omnibus Plan, we anticipate granting long-term performance awards to our executive officers for the 2004 to 2006 period. The awards will only be payable if Genworth achieves, on an overall basis for such period, specified goals for one or more of the following two measurements, all as adjusted by our Management Development and Compensation Committee to remove the effects of unusual events and the effect of pensions on income: return on equity growth and operating earnings growth. We expect to pay these awards in the first quarter of 2007 if the performance goals are met. The awards will be subject to forfeiture if the executive's employment terminates for any reason other than disability, death, or retirement before December 31, 2006.

        The following table shows the multiple of the named executives' salary rate in effect and the most recent annual bonus awarded by GE prior to the completion of this offering that would be payable in 2007 under these awards if we precisely attained the threshold, target, or maximum goals set by our Management Development and Compensation Committee for all applicable performance measurements:

	Performance period	Threshold payment	Target payment	Maximum payment
Michael D. Fraizer	01/04-12/06	1x	2x	2.5x
K. Rone Baldwin	01/04-12/06	0.5x	1x	2x
Thomas H. Mann	01/04-12/06	0.5x	1x	2x
Leon E. Roday	01/04-12/06	0.25x	0.5x	1x
Pamela S. Schutz	01/04-12/06	0.5x	1x	2x

        Each measurement is weighted equally, and payments will be made for achieving any of the three goals (threshold, target or maximum) for any of the two measurements. For example, the executives in the table above would receive only one-half of the threshold payment if we met at the end of the three-year period only a single threshold goal for a single measurement. Also, payments will be prorated for performance that falls between goals.

        Effective date and term.    The Genworth Omnibus Plan will become effective on the completion of this offering, subject to shareholder and board of director approval, and will authorize the granting of awards for a term of up to 10 years.

        Administration.    The Genworth Omnibus Plan will be administered by our Management Development and Compensation Committee. The Management Development and Compensation Committee will be able to select eligible participants to whom awards are granted; determine the types of awards to be granted and the number of shares covered by such awards, set the terms and conditions of such awards (including any terms and conditions relating to a change of control of our company), and cancel, suspend, and amend awards. The Management Development and Compensation Committee's determinations and interpretations under the Genworth Omnibus Plan will be binding on all interested parties. The Management Development and Compensation Committee will be empowered to delegate to one or more of its members, to one or more officers of our company or its subsidiaries, or to one or more agents or advisors such administrative duties or powers it may deem advisable. In addition, subject to certain restrictions, the Management Development and Compensation Committee may, by resolution, authorize one or more officers of our company to (i) designate employees and other individuals providing services to Genworth and our participating subsidiaries to receive awards and (ii) determine the size of such awards.

        Eligibility.    Awards under the Genworth Omnibus Plan may be granted to officers, salaried employees and other individuals providing services to Genworth and our participating subsidiaries.

        Number of shares available for issuance.    Subject to adjustment as described below,             issued shares of our common stock (including treasury shares) will be available for granting awards under the Genworth Omnibus Plan. The GE awards (Mr. Fraizer's GE stock options (whether or not vested) and all other GE stock options that are unvested, GE SARs and GE RSUs) converted into our awards at the completion of this offering will be deemed granted under the Genworth Omnibus Plan. We anticipate the number of shares of our common stock subject to such converted stock options, SARs and RSUs will be respectively            ,             and            . If any shares subject to any award under the Genworth Omnibus Plan are forfeited, or if any such award terminates without the delivery of shares or other consideration, the shares previously used or reserved for such awards will be available for future awards under the Genworth Omnibus Plan.

        Adjustments.    In the event of a stock split, stock dividend, or other extraordinary corporate event, the Management Development and Compensation Committee will be able to adjust the number and type of shares which may be made the subject of new awards or are then subject to outstanding awards and other award terms, or provide for a cash payment to a participant relating to an outstanding award. The Management Development and Compensation Committee will also be authorized, for similar purposes, to make adjustments in performance award criteria or in the terms and conditions of other awards in recognition of unusual or nonrecurring events affecting our company or our financial statements or of changes in applicable laws, regulations, or accounting principles. The awards that may be granted under the Genworth Omnibus Plan after the effective date of the Genworth Omnibus Plan cannot presently be determined. In addition, nothing contained in the Genworth Omnibus Plan will prevent us or any affiliate from adopting or continuing in effect other or additional compensation arrangements.

        Awards.    Awards generally will be granted for no cash consideration. We intend that, under the Genworth Omnibus Plan, awards may provide that upon exercise the participant will receive cash, stock, other securities, other awards, other property, or any combination thereof, as the Management Development and Compensation Committee will determine. Except in the case of GE awards converted to Genworth awards, the exercise price per share of stock purchasable under any stock option, the grant price of any SAR, and the purchase price of any security which may be purchased under any other stock-based award will not be less than 100% of the fair market value of the stock or other security on the date of the grant of such option, SAR, or right, or, if the Management Development and Compensation Committee so determines, in the case of certain awards retroactively granted in tandem with or in substitution for other awards under the Genworth Omnibus Plan or for any outstanding awards granted under any other plan of Genworth, on the date of grant of such other awards. It is intended that, under the Genworth Omnibus Plan, any exercise or purchase price may be paid in cash or, if permitted by the Management Development and Compensation Committee, by surrender of shares.

        Annual award limits.    The awards which may be granted under the Genworth Omnibus Plan are generally subject to the following limits (each, an "Annual Award Limit"). The maximum aggregate number of our shares which may be granted in a calendar year in the form of stock options to any one participant is            , plus the amount of the participant's unused applicable Annual Award Limit as of the close of the previous calendar year. The maximum aggregate number of our shares which may be

granted in a calendar year in the form of SARs is            , plus the amount of the participant's unused applicable Annual Award Limit as of the close of the previous calendar year. The maximum aggregate number of our shares or units which may be granted in a calendar year in the form of restricted stock or RSUs, respectively, to any one participant is            , plus the amount of the participant's unused applicable Annual Award Limit as of the close of the previous calendar year. The maximum aggregate number of performance units or performance shares that a participant may receive in a calendar year may not exceed the greater of            of our shares or the value of            of our shares determined as of the date of payout, plus the amount of the participant's unused applicable Annual Award Limit as of the close of the previous calendar year. The maximum aggregate amount awarded or credited with respect to cash-based awards to any one participant in a calendar year may not exceed the greater of $                  or the value of            of our shares determined as of the date of payout, plus the amount of the participant's unused applicable Annual Award Limit as of the close of the previous calendar year. The maximum aggregate number of our shares which may be granted in a calendar year in the form of other stock-based awards to any one participant is            , plus the amount of the participant's unused applicable Annual Award Limit as of the close of the previous calendar year. These provisions are designed so that compensation resulting from awards can qualify as tax deductible performance-based compensation under Section 162(m) of the Internal Revenue Code.

        Stock options.    A participant granted an option will be entitled to purchase a specified number of shares during a specified term at a fixed price, affording the participant an opportunity to benefit from the appreciation in the market price of our stock from the date of grant. Unless otherwise determined by the Management Development and Compensation Committee, options (other than options converted from GE options or options granted in connection with the completion of this offering) will vest in 20% increments over 5 years from the first anniversary of the date of grant.

        SARs.    A participant granted a SAR will be entitled to receive the excess of the fair market value (calculated as of the exercise date) of a share of our stock over the grant price of the SAR in cash, our shares, a combination thereof, or any other manner approved by the Management Development and Compensation Committee in its sole discretion. The terms and conditions of any SARs will be determined by the Management Development and Compensation Committee at the time of grant.

        Restricted stock and RSUs.    Restricted stock and RSUs are awards that will be non-transferable and subject to a risk of forfeiture upon certain kinds of employment terminations, as determined by the Management Development and Compensation Committee, during a restricted period specified by the Management Development and Compensation Committee. Restricted stock will provide a participant with all of the rights of a share owner of our company, including the right to vote the shares and to receive dividends, at the end of a specified period. An RSU will represent a right to receive a share of our stock, or an equivalent cash payment as the Management Development and Compensation Committee may determine, together with dividend equivalent payments in cash or as additional shares if specified by the Management Development and Compensation Committee, at the end of a specified period. After lapse of these restrictions, settlement of RSUs may be further deferred. Restricted stock and RSUs will be awarded based upon achievement of a pre-established performance goal as described below. The Management Development and Compensation Committee will have discretion to vary the forfeiture conditions of restricted stock and RSUs granted upon achievement of the performance goal, although RSUs (other than RSUs converted from GE RSUs) will generally provide for forfeiture if the executive officer is terminated by us or voluntarily leaves us before retirement, with this risk of forfeiture lapsing as to 50% of RSUs three years after grant, and as to the remaining 50% five years after grant. Stock units will be settled in cash or shares, as determined by the Management Development and Compensation Committee.

        Performance awards.    Performance awards (including performance units and performance shares) generally will represent rights valued as determined by the Management Development and Compensation Committee and payable to a participant upon achievement of specified performance goals during a specified performance period of greater than one year established by the Management Development and Compensation Committee. For example, the three-year contingent long-term performance award which we intend to grant as described above under "—Omnibus Incentive Plan—Awards in Connection with this Offering" will represent a contingent right to receive a payment, the amount of which would be a multiple of the salary rate in effect at and the most recent annual bonus awarded by GE prior to the completion of this offering. The percentage, if any, of such compensation to be used to determine the amount payable under the performance award will be contingent upon the extent of achievement of the pre-established performance goals during the three-year period. Under a long-term performance award, the Management Development and Compensation Committee will determine, after the end of the performance period, whether a participant has become entitled to a settlement of his or her performance award, and whether that settlement will be paid in cash, a distribution of shares of common stock, or crediting of stock units, provided that the Management Development and Compensation Committee may permit the participant to elect the form of settlement for all or a portion of the award.

        Dividend equivalents.    Dividend equivalents granted to participants will represent a right to receive payments equivalent to dividends or interest with respect to a specified number of shares.

        Other stock-based awards.    Other stock-based awards are awards for which the Management Development and Compensation Committee will establish virtually all terms and conditions.

        Deferrals.    The Management Development and Compensation Committee also will be able to require or permit award payments to be deferred and may authorize crediting of dividends or interest or their equivalents in connection with any such deferral.

        Performance goals.    The performance goals to be established by the Management Development and Compensation Committee may be based on any or all of the following measures applicable to our company or any of our business units: earnings before or after interest, taxes, depreciation and amortization; cash flow (including but not limited to operating cash flow, free cash flow, cash flow return on capital and statutory cash measurements); gross, operating or other margins; operating margin rate; net sales; net sales growth; pre-tax earnings before allocation of corporate overhead and bonus; budget; earnings per share; net earnings; earnings growth; division working capital turnover; working capital targets; inventory or receivable turnover; group or corporate financial goals; return measures (including but not limited to return on assets, capital, equity and sales); share price (including but not limited to growth measures and total stockholder return); attainment of strategic or operational initiatives; appreciation in or maintenance of the price of our common stock or any of our other publicly-traded securities; market share; gross profits; net operating profit; cumulated cash generated; revenue growth; asset management performance; productivity ratios; expense targets; operating ratio and efficiency; economic value-added models; comparisons with various stock market indices; increase in number of customers; customer satisfaction; and reductions in cost.

        Transferability.    Awards generally will be non-transferable except upon the death of a participant, although the Management Development and Compensation Committee may permit a participant to transfer awards subject to such conditions as the Management Development and Compensation Committee may establish.

  Tax Consequences

        The following is a summary of the principal U.S. federal income tax consequences of transactions under the Genworth Omnibus Plan, based on current U.S. federal income tax laws. This summary is not intended to be exhaustive, does not constitute tax advice and, among other things, does not describe state, local or foreign tax consequences.

        Nonqualified options.    No taxable income is realized by a participant upon the grant of an option. Upon the exercise of an option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the shares of common stock exercised over the aggregate option exercise price (the spread), even though that common stock may be subject to a restriction on transferability or may be subsequently forfeited, in limited circumstances. Income and payroll taxes are required to be withheld by the participant's employer on the amount of ordinary income resulting to the participant from the exercise of an option. The spread is generally deductible by the participant's employer for federal income tax purposes, subject to the possible limitations on deductibility of compensation paid to some executives under Section 162(m) of the Internal Revenue Code. The participant's tax basis in shares of common stock acquired by exercise of an option will be equal to the exercise price plus the amount taxable as ordinary income to the participant.

        Upon a sale of the shares of common stock received by the participant upon exercise of the option, any gain or loss will generally be treated for federal income tax purposes as long-term or short-term capital gain or loss, depending upon the holding period of that stock. The participant's holding period for shares acquired after the exercise of an option begins on the date of exercise of that option.

        If the participant pays the exercise price in full or in part by using shares of previously acquired common stock, the exercise will not affect the tax treatment described above and no gain or loss generally will be recognized to the participant with respect to the previously acquired shares. The shares received upon exercise which are equal in number to the previously acquired shares used will have the same tax basis as the previously acquired shares surrendered to us, and will have a holding period for determining capital gain or loss that includes the holding period of the shares used. The value of the remaining shares received by the participant will be taxable to the participant as compensation, even though those shares may be subject to sale restrictions. The remaining shares will have a tax basis equal to the fair market value recognized by the participant as compensation income and the holding period will commence on the exercise date. Shares used to pay applicable income and payroll taxes arising from that exercise will generate taxable income or loss equal to the difference between the tax basis of those shares and the amount of income and payroll taxes satisfied with those shares. The income or loss will be treated as long-term or short-term capital gain or loss depending on the holding period of the shares used. Where the shares used to pay applicable income and payroll taxes arising from that exercise generate a loss equal to the difference between the tax basis of those shares and the amount of income and payroll taxes satisfied with those shares, that loss may not be currently recognizable if, within a period beginning 30 days before the exercise date and ending 30 days after that date, the participant acquires or enters into a contract or option to acquire additional common stock.

        SARs.    The grant of a SAR will create no tax consequences for the participant or us. Upon the exercise of a SAR, the participant will recognize compensation income, in an amount equal to the cash or the fair market value of the common stock received from the exercise. The participant's tax basis in the shares of common stock received in the exercise of the SAR will be equal to the compensation income recognized with respect to the common stock. The participant's holding period for shares acquired after the exercise of a SAR begins on the exercise date. Income and payroll taxes are required to be withheld on the amount of compensation attributable to the exercise of the SAR, whether the income is paid in cash or shares. Upon the exercise of a SAR, we generally will be entitled to a deduction in the amount of the compensation income recognized by the participant.

        Other awards.    Other awards under the Genworth Omnibus Plan, including restricted stock, RSUs and performance awards, generally will result in ordinary income to the participant at the later of the time of delivery of cash, shares or other property, or (in the absence of an appropriate election) the time that either the risk of forfeiture or restriction on transferability lapses on previously delivered cash, shares or other property. We would generally be entitled to a tax deduction equal to the amount recognized as ordinary income by the participant in connection with an award.

        Certain limitations on deductibility of executive compensation.    With some exceptions, Section 162(m) of the Internal Revenue Code limits our deduction to us for compensation paid to employees in excess of $1 million per executive per taxable year. However, compensation paid to employees will not be subject to that deduction limit if it is considered "qualified performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code. Compensation to be paid to employees under the Genworth Omnibus Plan is generally intended to be qualified performance-based compensation.

        Termination and amendment.    The Genworth Omnibus Plan may be amended or terminated by the Management Development and Compensation Committee at any time, without the approval of shareholders or participants, provided that no action may, without a participant's written consent, adversely affect any previously granted award, and no amendment that would require shareholder approval under applicable law may become effective without shareholder approval.

Incentive Compensation Program

        We anticipate that our key employees (including officers) will be covered by the GE Incentive Compensation Plan (the "GE IC Plan") until the date that GE ceases to own more than 50% of our outstanding common stock, although the performance measures will be specifically based on our company-specific and individual-specific performance measures subject to the approval of the management development and compensation committee of GE's board of directors. However, upon the completion of this offering, we intend to establish, subject to shareholder and board of director approval, an incentive compensation program (the "Genworth IC Program"), which may be part of the Genworth Omnibus Plan, with provisions that are substantially similar to those of the GE IC Plan, and provide our key employees (including officers) with the opportunity to earn annual incentives based on company-wide, business unit and individual performance measures, although the Genworth IC Program will not become effective until the date that GE ceases to own more than 50% of our outstanding common stock. Under the Genworth IC Program, the annual incentive compensation payment in any calendar year will be based on a percentage of an incentive pool equal to the greater of (i)             % of our company's operating cash flow for such calendar year, and (ii)             % of our company's consolidated net earnings before taxes for the calendar year. In addition, under the Genworth IC Program, (i) the incentive pool percentage allocated to any applicable employee subject to Section 162(m) of the Internal Revenue Code (a "Covered Employee") may not exceed            % of the total pool and (ii) the sum of incentive pool percentages allocated for all Covered Employees may not exceed 100% of the total pool. The summary below relates to the GE IC Plan.

        Reserve.    The GE IC Plan authorizes its board of directors to appropriate to an Incentive Compensation Reserve (the "Reserve") each year an amount based on the consolidated net earnings of the company. The maximum amount that may be appropriated for this Reserve in any year is 10% of the amount by which consolidated net earnings exceed 5% of average capital investment, each as defined in the GE IC Plan. Any amounts in the Reserve appropriated but not awarded in any year may be carried forward and used for future awards.

        Administration.    The management development and compensation committee of GE's board of directors determines eligibility for participation in the GE IC Plan, the aggregate amount to be awarded from the Reserve in any year, and the specific amount to be awarded to any executive officer upon the achievement of performance goal or goals.

        Eligibility.    Incentive compensation allotments are granted to key employees (including officers) of GE and its affiliates.

        Payment of allotments.    Incentive compensation allotments under the GE IC Plan are paid as soon as practicable following award, except that participants may elect to defer all or part of their allotment. The management development and compensation committee of GE's board of directors may determine that portions of deferred allotments are forfeitable for activity deemed to be harmful to the interests of GE or its affiliates occurring either during employment or after termination.

        Method of accounting for deferred allotments.    Participants may elect to have deferred allotments (including deferred allotments after termination of employment) accounted for as (i) GE stock units, (ii) the Standard and Poor's 500 Stock Index (S&P Index) units or (iii) cash. The value of a GE stock unit will be equal to the average of the closing price of GE common stock as reported on the consolidated tape of New York Stock Exchange Listed Securities for the twenty trading days immediately preceding the date of allotment. The value of an S&P Index unit is equal to the average value of such unit as reported by Standard and Poor's for the twenty trading days immediately preceding the date of allotment. Deferred allotments, to the extent accounted for as GE stock units or S&P Index units, are credited with dividend equivalents applicable to such accounting media, and deferred allotments accounted for as cash are credited with interest equivalents.

        Switching.    A participant may elect up to four times a year to change the method or methods of accounting for all deferred allotments.

        Method of payment.    The portion if any of an allotment not made on a deferred payment basis may, in the discretion of the management development and compensation committee of GE's board of directors, be made wholly or partly in cash, GE common stock, other securities, or any combination thereof. The deferred allotment is paid following the termination of a participant's employment with GE and its affiliates, subject to the terms and conditions, and in accordance with the procedures, of the GE IC Plan. The management development and compensation committee of GE's board of directors has discretionary authority to pay any installment of any deferred allotment entirely in cash or in such other manner as it may specify.

        Termination and amendment.    The GE IC Plan may be amended or terminated by GE's board of directors at any time, without the approval of shareholders or participants, provided that no action may, without a participant's consent, apply to the payment to the participant of any allotment made to such participant prior to the effective date of such action and no amendment may be made which will increase the amount which may be appropriated to the Reserve under the GE IC Plan without stockholder approval.

        Section 162(m).    Compensation to be paid to the applicable employees under the GE IC Plan is intended to be qualified performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code.

Executive Deferred Salary Plan

        Our named executive officers, other executives and top managers currently participate in various GE executive deferred salary plans in effect between 1991 and 2003. Under all these plans, salary deferrals are contingently credited by GE with 9.5% to 14% interest. The participants generally must remain employed by GE and its affiliates for at least four years following the deferral, or retire or transfer to a successor employer (in this case, including Genworth when GE ceases to own 50% or more of our outstanding common stock) after a year of deferral, in order to obtain the stated interest rate on salary deferrals, otherwise the applicable interest rate on salary deferrals will be 0% to 3% interest. We are deemed an affiliate of GE for so long as GE owns 50% or more of our outstanding common stock. The Summary Compensation table (see "—Executive Compensation") includes the difference between market interest rates determined pursuant to SEC regulations and the contingently credited interest on such salary deferrals.

Other Potential Arrangements

        Management has an understanding with GE that, shortly after the completion of this offering, management intends to ask our Management Development and Compensation Committee and our board of directors to consider implementing arrangements which will protect or otherwise compensate management in the event of a change in control of our company.

Arrangements Between GE and Our Company

Relationship with GE

        Historically, GE has provided a variety of products and services to us, and we have provided various products and services to GE. These arrangements are described below under "—Historical Related-Party Transactions."

        Prior to the completion of this offering, we will enter into a master agreement and a number of other agreements with GE for the purpose of accomplishing our separation from GE, transferring the businesses described in this prospectus to us and setting forth various matters governing our relationship with GE while GE remains a significant stockholder in our company. These agreements will govern the relationship between GE and us after this offering and will provide for the allocation of employee benefit, tax and other liabilities and obligations attributable or related to periods or events prior to and in connection with the completion of this offering. In addition, a number of the existing agreements between us and our subsidiaries and GE and its subsidiaries relating to various aspects of our business will remain in effect following this offering. The agreements summarized below have been filed as exhibits to the registration statement of which this prospectus forms a part. The summaries of these agreements are qualified in their entirety by reference to the full text of the agreements.

  Master Agreement

        We will enter into a master agreement with GE prior to the completion of this offering. We refer to this agreement in this prospectus as the Master Agreement. The Master Agreement will set forth our agreements with GE regarding the principal transactions required to effect the transfer of assets and the assumption of liabilities necessary to separate our company from GE. It also will set forth other agreements governing our relationship after the separation.

  The separation

        To effect the separation, GE will, and will cause its affiliates to, transfer to us the assets related to our businesses as described in this prospectus. We or our subsidiaries will assume and agree to perform, discharge and fulfill the liabilities related to our businesses (which, in the case of tax liabilities, will be governed by the Tax Matters Agreement) in accordance with their terms. Most of these transfers will be effected by a transfer of stock held by GE's subsidiaries to us. If any governmental approval or other consent required to transfer any assets to us or for us to assume any liabilities is not obtained prior to the completion of this offering, we will agree with GE that such transfer or assumption will be deferred until the necessary approvals or consents are obtained. GE will continue to hold the assets and be responsible for the liabilities for our benefit and at our expense until the necessary approvals or consents are obtained. For a discussion of certain assets and liabilities, the transfer and assumption of which are expected to be deferred until after completion of this offering, see "—Reinsurance Transactions—European payment protection insurance business we will acquire from GE affiliates."

        In consideration for the assets that we will acquire and the liabilities that we will assume in connection with our corporate reorganization, we will issue to GEFAHI     million shares of our Class B Common Stock, $600 million of our Equity Units, $100 million of our Series A Preferred Stock, the $2.4 billion Short-term Intercompany Note and the $550 million Contingent Note.

        Except as expressly set forth in the Master Agreement or in any other transaction document, neither we nor GE will make any representation or warranty as to:

  •
  the assets, businesses or liabilities transferred or assumed as part of the separation;

  •
  any consents or approvals required in connection with the transfers;

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  the value, or freedom from any security interests, of, or any other matter concerning, any assets transferred;

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  the absence of any defenses or right of set-off or freedom from counterclaim with respect to any claim of either us or GE; or

  •
  the legal sufficiency of any document or instrument delivered to convey title to any asset transferred.

        Except as expressly set forth in any transaction document, all assets will be transferred on an "as is," "where is" basis, and we and our subsidiaries will agree to bear the economic and legal risks that any conveyance was insufficient to vest in us good title, free and clear of any security interest, and that any necessary consents or approvals are not obtained or that any requirements of laws or judgments are not complied with.

  Financial information

        We will agree that, for so long as GE owns shares of our common stock, we will provide GE with quarterly and annual historical financial information needed by GE to issue its own earnings releases and public filings. We also will agree that for so long as GE owns at least 5% of our common stock, we will provide GE with certain financial projections. We further agree that, for so long as GE is required to account for its investment in us on a consolidated basis or under the equity method of accounting, we will provide GE with information requested by GE in connection with its press releases and public filings and advance notice of all meetings to be held by us with financial analysts. We will also agree during this time to issue our quarterly and annual earnings releases and file our quarterly and annual reports with the SEC immediately following the time that GE issues its quarterly and annual earnings releases and files its quarterly and annual reports with the SEC. For so long as GE is required to account for its investment in us on a consolidated basis, in addition to the items described above, we will agree to provide GE with access to our books and records so that it may conduct audits of our financial statements, notice of any proposed material changes in our accounting estimates or discretionary accounting principles, a quarterly representation of our chief executive officer and our chief financial or accounting officer as to the accuracy and completeness of our financial and accounting records and copies of correspondence with and reports submitted by our accountants.

        We also will agree, for so long as GE owns more than 50% of our common stock, to conduct our strategic and operational review process on the same schedule on which GE conducts its strategic and operational review process. GE has agreed that it will conduct its strategic and operational reviews of our business through the involvement in such process of the members of our board of directors who are elected by GE in its capacity as the beneficial holder of the Class B Common Stock, as well as others invited at GE's request.

  Exchange of other information

        The Master Agreement will also provide for other arrangements with respect to the mutual sharing of information between us and GE in order to comply with reporting, filing, audit or tax requirements, for use in judicial proceedings, and in order to comply with our respective obligations following the completion of this offering. We will also agree to provide mutual access to historical records relating to businesses that may be in our possession.

  Releases and indemnification

        Except for each party's obligations under the Master Agreement, the other transaction documents and certain other specified liabilities, we and GE will release and discharge each other and each of our affiliates from all liabilities existing or arising between us on or before the separation, including in connection with the separation and this offering. The release will not extend to obligations or liabilities under any agreements between us and GE that remain in effect following the separation.

        We will indemnify, hold harmless and defend GE, each of its affiliates and each of their respective directors, officers and employees, on an after-tax basis, from and against all liabilities relating to, arising out of or resulting from:

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  the failure by us or any of our affiliates or any other person or entity to pay, perform or otherwise promptly discharge any liabilities or contractual obligations associated with our businesses, whether arising before or after the separation;

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  the operations, liabilities and obligations of our business;

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  any guarantee, indemnification obligation, surety bond or other credit support arrangement by GE or any of its affiliates for our benefit;

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  any breach by us or any of our affiliates of the Master Agreement, certain of the other transaction documents or our certificate of incorporation or by-laws;

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  any untrue statement of, or omission to state, a material fact in GE's public filings to the extent it was as a result of information that we furnished to GE or which GE incorporated by reference from our public filings, if that statement or omission was made or occurred after the separation; and

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  any untrue statement of, or omission to state, a material fact in any registration statement or prospectus related to this offering, the Equity Units offering, the Series A Preferred Stock offering or the senior notes offering, except to the extent the statement was made or omitted in reliance upon information provided to us by GE expressly for use in any such registration statement or prospectus or information relating to and provided by any underwriter expressly for use in any such registration statement or prospectus.

        GE will indemnify, hold harmless and defend us, each of our affiliates and each of our and their respective directors, officers and employees, on an after-tax basis, from and against all liabilities relating to, arising out of or resulting from:

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  the failure of GE or any affiliate of GE or any other person or entity to pay, perform or otherwise promptly discharge any liabilities of GE or its affiliates other than liabilities associated with our businesses, whether arising before or after the separation;

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  the liabilities of GE and its affiliates' businesses other than liabilities associated with our businesses;

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  any breach by GE or any of its affiliates of the Master Agreement or certain of the other transaction documents;

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  any untrue statement of, or omission to state, a material fact in our public filings to the extent it was as a result of information that GE furnished to us or which we incorporated by reference from GE's public filings (other than any registration statement or prospectus related to this offering, the Equity Units offering, the Series A Preferred Stock offering or the senior notes offering); and

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  any untrue statement of, or omission to state, a material fact contained in any registration statement or prospectus related to this offering, the Equity Units offering, the Series A Preferred Stock offering or the senior notes offering, but only to the extent the untrue statement or omission was made or omitted in reliance upon information provided by GE expressly for use in any such registration statement or prospectus.

        The Master Agreement will also specify procedures with respect to claims subject to indemnification and related matters and provide for contribution in the event that indemnification is not available to an indemnified party.

  Expenses of the separation and this offering

        GE will pay or reimburse us for all out-of-pocket fees, costs and expenses incurred prior to the completion of this offering in connection with the separation and this offering, including all legal, accounting and printing expenses.

  GE's use of restricted marks and certain other commercial arrangements

        GE has generally agreed for five years after this offering not to use the "GE" mark or the "GE" monogram or the name "General Electric" in connection with the marketing or underwriting on a primary basis of life insurance, long-term care insurance, annuities, or worksite benefits insurance in the U.S., or of auto insurance products in Mexico, and the underwriting or issuing of mortgage insurance products anywhere in the world. GE's agreement to restrict the use of its brand will terminate earlier upon the occurrence of certain events, including termination of our transitional trademark license agreement with GE and our discontinuation of the use of the "GE" mark or the "GE" monogram. In addition, GE has agreed generally to distribute on an exclusive basis our payment protection insurance products in certain European countries for five years, unless earlier terminated. See "Business—Protection—European Payment Protection Insurance."

  Dispute resolution procedures

        We will agree with GE that neither party will commence any court action to resolve any dispute or claim arising out of or relating to the Master Agreement. Instead, any dispute that is not resolved in the normal course of business will be submitted to senior executives of each business entity involved in the dispute for resolution. If the dispute is not resolved by negotiation within 45 days, either party may submit the dispute to mediation. If the dispute is not resolved by mediation within 30 days of the selection of a mediator, either party may submit the dispute to binding arbitration before a panel of three arbitrators. The arbitrators will determine the dispute in accordance with New York law. Most of the other agreements between us and GE have similar dispute resolution provisions.

        These dispute resolution procedures will not apply to any dispute or claim related to GE's rights as a holder of our Class B Common Stock, including its approval rights over certain corporate actions by us that are set forth in our certificate of incorporation, and both parties will submit to the exclusive jurisdiction of the Delaware courts for resolution of any such dispute. In addition, both parties will be permitted to seek injunctive or interim relief in the event of any actual or threatened breach of the provisions of the Master Agreement relating to confidentiality, use of restricted marks and composition of certain of our board committees, and any of the provisions of the Employee Matters Agreement, Registration Rights Agreement, Intellectual Property Cross-License or the Transitional Trademark License Agreement. If an arbitral tribunal has not been appointed, both parties may seek injunctive or interim relief from any court with jurisdiction over the matter.

  Other provisions

        The Master Agreement also will contain covenants between us and GE with respect to:

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  confidentiality of our and GE's information;

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  our right to continue coverage under GE's insurance policies for so long as GE owns more than 50% of our outstanding common stock;

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  restrictions on our ability to take any action or enter into any agreement that would cause GE to violate any law, agreement or judgment;

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  restrictions on our ability to take any action that limits GE's ability to freely sell, transfer, pledge or otherwise dispose of our stock;

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  restrictions on our ability to enter into any agreement that binds or purports to bind GE;

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  litigation and settlement cooperation between us and GE;

  •
  GE's right to appoint one member of our Management Development and Compensation Committee and one member of our Nominating and Corporate Governance Committee for so long as GE owns more than 50% of our outstanding common stock; and

  •
  proposed intercompany transactions, including material amendments to the agreements accomplishing our separation from GE, all of which must be approved by a majority of our independent directors.

  Transition Services Agreement

        We will enter into a transition services agreement with GE prior to the completion of this offering to provide each other, on a transitional basis, certain administrative and support services in the U.S. consistent with the services provided before the separation. To comply with European regulatory requirements, we will enter into a separate transition services agreement relating to transition services in Europe with respect to our payment protection insurance business. The types of services to be provided under the European transition services agreement will be substantially similar to the services to be provided under the U.S. transition services agreement, and we refer to these agreements in this prospectus collectively as the Transition Services Agreement.

        Pursuant to the Transition Services Agreement, we will provide GE various services related to the businesses not transferred to us that had received services from GEFAHI prior to the separation, including information systems and network services, legal services and sourcing support. GE will provide services to us, including:

  •
  treasury, payroll and other financial related services;

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  human resources and employee benefits;

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  legal and related services;

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  information systems, network and related services;

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  investment services;

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  corporate services; and

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  procurement and sourcing support.

        We also will provide each other, on a transitional basis, additional services that we and GE may identify during the term of the agreement. The charges for the transitional services generally are intended to allow the providing company to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, generally without profit. The agreement also will specify certain one-time costs associated with enabling us to provide the services to ourselves or to receive them directly from a third party, and will provide that those costs, up to an agreed upon cap, will be borne by GE. GE will also agree to bear the costs, up to an agreed upon cap, of obtaining specified software, licenses, consents, approvals, notices, registrations, recordings, filings and other actions that need to be obtained in connection with this offering and the separation of our business from GE.

        Under the Transition Services Agreement, we and GE will each have the right to purchase goods or services, use intellectual property licensed from third parties and realize other benefits and rights under the other party's agreements with third-party vendors to the extent allowed by such vendor agreements. With respect to GE's Six Sigma program, GE will ensure that we will be able to continue to use our Six Sigma program in a manner consistent with our use prior to the completion of this offering. The Transition Services Agreement also will provide for the lease or sublease of certain facilities used in the operation of our respective businesses and for access to each other's computing and telecommunications systems to the extent necessary to perform or receive the transition services. In addition, GE's Global Research Center will continue to provide research and development services and related consulting services to us for certain existing projects under their current terms. The Transition Services Agreement will also provide that we may work on new projects with the GE Global Research Center in the future. All new projects will be pursuant to individual agreements that will be negotiated on an arms' length basis.

        We will also provide management consulting services to GE for a period of five years. These services will include delivering training, providing consultation and strategic advice with respect to historical and emerging issues, planning and participating in meetings with rating agencies and regulators, participating in government relations activities and various other activities. In consideration for these services, GE will pay us a fee of $1 million per month during the first four years following the offering and $500,000 per month during the fifth year. GE cannot terminate this arrangement before the expiration of the five-year term.

        The services provided under the Transition Services Agreement will terminate at various times specified in the agreement (generally ranging from 3 months to 60 months after the completion of this offering), but the receiving party may terminate any service by giving at least 60 days' prior written notice to the provider of the service. However, GE may not terminate the receipt of any service without cause prior to the expiration of two years from the date of this offering. Under the terms of the Transition Services Agreement, a provider of services will not be liable to a receiving party for or in connection with any services rendered pursuant to the Transition Services Agreement or for any actions or inactions taken by a provider in connection with the provision of services. However, a provider of services will be liable for, and will indemnify a receiving party for, liabilities resulting from its gross negligence, willful misconduct, improper use or disclosure of customer information or violations of law subject to a cap on GE's liability of $15 million and a cap on our liability of $10 million. Additionally, a receiving party will indemnify a provider for any losses arising from the provision of services, except to the extent the liabilities are caused by the provider's negligence or breach of the agreement, and except to the extent that the provider has indemnified the receiving party for the liabilities under the terms of the agreement.

        The services to be provided under the European transition services agreement are similar to the services to be provided under the U.S. transition services agreement. The European transition services agreement will be governed by English law and differs from the U.S. transition services agreement only where dictated by specific regulation, law, practice or local business requirements. In particular, under the European transition services agreement, GE will not be restricted from terminating the agreement during the two years from the date of the completion of this offering, and the European transition services agreement provides for a marginal profit for the service provider. In addition, each of GE's and our liability as provider of services under the agreement is limited to £5 million.

  Registration Rights Agreement

        We will enter into a registration rights agreement with GE prior to the completion of this offering to provide GE with registration rights relating to shares of our common stock held by GE after this offering. We refer to this agreement in this prospectus as the Registration Rights Agreement. GE may assign its rights under the Registration Rights Agreement to any person that acquires shares of our common stock subject to the agreement and agrees to be bound by the terms of the agreement. GE and its permitted transferees may require us to register under the Securities Act of 1933 all or any portion of these shares, a so-called "demand request." The demand registration rights are subject to certain limitations. We are not obligated to effect:

  •
  a demand registration within 60 days after the effective date of a previous demand registration, other than a shelf registration pursuant to Rule 415 under the Securities Act of 1933;

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  a demand registration within 180 days after the effective date of the registration statement of which this prospectus is a part;

  •
  a demand registration unless the demand request is for a number of shares with a market value that is equal to at least $150 million; and

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  more than two demand registrations during the first 12 months after completion of this offering or more than three demand registrations during any 12-month period thereafter.

        We may defer the filing of a registration statement after a demand request has been made if (i) at the time of such request we are engaged in confidential business activities, which would be required to be disclosed in the registration statement, and our board of directors determines that such disclosure would be materially detrimental to us and our stockholders, or (ii) prior to receiving such request, our board of directors had determined to effect a registered public offering of our securities for our account and we have taken substantial steps to effect such offering. However, with respect to two demand requests only, if GE or any of its affiliates makes a demand request during the two-year period following the completion of this offering, we will not have the right to defer such demand registration or to not file such registration statement during that period.

        In addition, GE and its permitted transferees have so-called "piggyback" registration rights, which means that GE and its permitted transferees may include their respective shares in any future registrations of our equity securities, whether or not that registration relates to a primary offering by us or a secondary offering by or on behalf of any of our stockholders. The demand registration rights and piggyback registrations are each subject to market cut-back exceptions.

        GE or its permitted transferees will pay all costs and expenses in connection with any demand registration. We will pay all costs and expenses in connection with any "piggyback" registration, except underwriting discounts, commissions or fees attributable to the shares of common stock sold by our stockholders. In addition, we are required to bear the fees and expenses of one firm of counsel for the selling stockholders in any "piggyback" registration. The Registration Rights Agreement will set forth customary registration procedures, including an agreement by us to make our management available for road show presentations in connection with any underwritten offerings. We will also agree to indemnify GE and its permitted transferees with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, other than untrue statements or omissions resulting from information furnished to us for use in the registration statement by GE or any permitted transferee.

        The rights of GE and its permitted transferees under the Registration Rights Agreement will remain in effect with respect to the shares covered by the agreement until those shares:

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  have been sold pursuant to an effective registration statement under the Securities Act of 1933;

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  have been sold to the public pursuant to Rule 144 under the Securities Act of 1933;

  •
  have been transferred in a transaction where subsequent public distribution of the shares would not require registration under the Securities Act of 1933; or

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  are no longer outstanding.

In addition, the registration rights under the agreement will cease to apply to a holder other than GE or its affiliates when such holder holds less than 3% of the then outstanding shares covered by the agreement and such shares are eligible for sale pursuant to Rule 144(k) under the Securities Act of 1933.

  Investment agreements

        Our U.S., Canadian and Bermudan insurance subsidiaries are parties to investment management and services agreements with GEAM, a GE-owned provider of investment management services. The agreement with our Canadian insurance subsidiary will terminate in connection with this offering. The agreements with our U.S. and Bermudan insurance subsidiaries will be amended in connection with this offering. GEAM will provide investment management services for our U.S. and Bermudan investment portfolios pursuant to these amended agreements and investment guidelines approved by the boards of directors of our respective companies. These services include, but are not limited to:

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  researching and identifying investment opportunities;

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  investing the account assets;

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  selling and disposing of investments as appropriate;

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  assisting in developing an overall investment strategy for the account assets;

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  assisting with cash management and cash flow forecasting;

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  assisting with developing reinvestment strategies and establishing hedging strategies; and

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  providing other investment management services as we and GEAM may agree.

        We will pay GEAM a management fee for these services on a quarterly basis, which will be equal to a percentage of the value of the assets under management and will be paid quarterly in arrears. The percentage will be established annually by agreement between GEAM and us and is intended to reflect the cost to GEAM of providing its services.

        The initial term of our amended agreements with GEAM will be three years. We will have the option to extend the initial term for up to two additional one-year terms. We also will have the right to terminate the amended agreements upon one year's prior notice to GEAM or immediately upon a change of control of our company. In addition, we will have the right to terminate the agreements immediately for cause, which is defined as GEAM's fraud or willful misconduct, material breach of the agreement, material or repeated non-compliance with our investment guidelines and objectives or materially deficient investment performance for our accounts. Our amended agreements with GEAM will be non-exclusive, and we will be permitted to engage unaffiliated investment advisers. However, if we withdraw more than 15% of our total assets managed by GEAM during the initial three-year term of our agreements for the purpose of having the assets managed by another investment adviser or by us internally, we have agreed to negotiate in good faith with GEAM to reset the management fee for the remainder of the calendar year in which the withdrawal is made in order that GEAM will be able to recover its costs of providing services to us. GEAM also will have the ability to terminate the agreements at any point if the SEC suspends or withdraws GEAM's investment adviser registration or if a change in applicable law would materially and adversely affect GEAM's ability to provide services under the agreements. If GEAM were to terminate the agreements upon the occurrence of either event, GEAM would be required to use its best efforts to extend the termination date for the agreements to the maximum date consistent with the requirements of the termination event. After expiration of the initial three-year term, GEAM may terminate the agreements upon the occurrence of certain other specified events.

        Substantially all the assets of our European payment protection and mortgage insurance businesses will be managed by GE Asset Management Limited, GEAM's affiliate in the U.K., pursuant to agreements that are substantially similar to our agreements with GEAM in the U.S. However, the management fee in our European investment agreements includes an agreed margin of 5% and will be reset if our European companies withdraw more than one-third of their assets in the first year of the agreements or more than two-thirds of their assets in the second year of the agreements. In addition, we will have the right to terminate the European agreements upon six months' prior notice, rather than one year's notice, in the case of the U.S. agreements.

  Derivatives Management Services Agreement

        In 2002, GE Capital, GEFAHI, GEAM and certain of our insurance company subsidiaries that use derivative instruments entered into a derivatives management services agreement and a related administrative services agreement which set forth the parties' responsibilities with respect to derivatives transactions. Pursuant to this agreement, GE Capital agreed to execute, manage and administer derivatives transactions on behalf of our insurance company subsidiaries and to delegate authority to perform these services to GEAM, as investment adviser to those subsidiaries. GEFAHI agreed, as necessary, to provide guarantees on behalf of the insurance company subsidiaries for the benefit of derivative counterparties.

        In connection with this offering, we, GE Capital, and our insurance company subsidiaries that use derivative instruments will enter into a new derivatives management services agreement on substantially the same terms as the prior agreement, except that GE Capital may delegate authority to execute, manage and administer derivatives transactions to us, rather than to GEAM, which will no longer manage our derivatives. In addition, we, rather than GEFAHI, will be responsible for providing any required guarantees to derivative counterparties unless otherwise agreed by GE Capital and us. The existing administrative services agreement will remain in effect and GE Capital will continue to provide certain administrative services, including providing legal services related to the negotiation of master swap arrangements and serving as paying agent on behalf of our subsidiaries that enter into derivatives contracts. We do not expect to pay any compensation to GE Capital under the derivatives management services agreement, other than reimbursement of GE Capital's expenses, if any. The initial term of the derivatives management services agreement will end on December 31, 2004 and will automatically renew on January 1 of each year for successive terms of one year. The derivatives management services agreement will be able to be terminated by either GE Capital or us during the initial term or any renewal term upon 60 days' prior written notice. Both agreements will automatically terminate when GE ceases to beneficially own at least 50% of our outstanding common stock.

  Asset Management Services Agreement

        Prior to the completion of this offering, we offered a broad range of institutional asset management services to third parties. GEAM provided the portfolio management services for this business, and we provided marketing, sales and support services. We will not acquire the institutional asset management services business from GEFAHI, but pursuant to an agreement among GEAM, GEFAHI and us, we will continue to provide services to GEAM and GEFAHI related to this asset management business, including client introduction services, client retention services and compliance support. GEFAHI will pay us a fee of up to $10 million per year for four years to provide these services. The fee will be determined based upon the level of historical sales and third-party assets under management managed by GEAM over the four-year term. The agreement may not be terminated by GEAM or GEFAHI, except for non-performance or in the event that we commence a similar institutional asset management business.

  Liability and Portfolio Management Agreements

        We will enter into two liability and portfolio management agreements with affiliates of GE prior to the completion of this offering. We refer to these agreements in this prospectus as the Liability and Portfolio Management Agreements. Pursuant to the Liability and Portfolio Management Agreements we will agree to manage a pool of municipal guaranteed investment contracts issued by Trinity Plus Funding Company, LLC and Trinity Funding Company, LLC, which we refer to collectively as Trinity. Pursuant to these agreements, we will originate GIC liabilities, advise Trinity as to the investment of the assets that support these liabilities and administer these assets.

        Under each Liability and Portfolio Management Agreement, we will be entitled to receive an administration fee at a rate equal to 0.165% per annum of the maximum program size for those GE affiliates, which was an aggregate of $15 billion as of September 30, 2003. We also will receive reimbursement of our operating expenses under each agreement. The initial term of each Liability and Portfolio Management Agreement will expire December 31, 2006, and each Liability and Portfolio Management Agreement will be subject to renewal for successive one-year periods at Trinity's option.

        Trinity can terminate each Liability and Portfolio Management Agreement in the event that Trinity exercises its option to replace substantially all of its portfolio with GE Capital debt (as currently contemplated by a proposed amendment to the Liability and Portfolio Management Agreement), upon the payment of a break-up fee equal to 0.165% per annum of the program size, multiplied by the percentage derived by dividing the number of days remaining in the initial three-year term of each agreement by 365.

        Prior to the completion of this offering, we also will enter into a liability management agreement with GE Capital and with FGIC Capital Market Services, Inc., a GE affiliate, which we refer to as FCMS. We refer to this agreement in this prospectus as the Liability Management Agreement. Pursuant to the Liability Management Agreement, we will agree to provide liability management and other services relating to FCMS's origination and issuance of guaranteed investment contracts or similar liabilities for an initial term of three years. Unless terminated at the option of FCMS, the agreement will automatically renew on January 1 of each year for successive terms of one year.

        Under the Liability Management Agreement, we will receive a management fee of 0.10% per annum of the book value of the investment contracts or similar securities issued by FCMS, which was $2.98 billion as of December 31, 2003. We also will receive reimbursement of our operating expenses.

  Agreement regarding continued reinsurance by Viking

        Prior to the completion of this offering, Viking Insurance Company and GE Capital will enter into an agreement relating to the continued engagement of Viking as reinsurer of credit insurance covering the credit card accounts of certain customers of GE Capital's GE Consumer Finance—Americas unit, or GECFA, and as reinsurer of collateral protection insurance purchased by GE's Vendor Financial Services unit, or VFS. This agreement will provide that GE Capital will cause GECFA to take all commercially reasonable efforts to maintain the existing relationship with the relevant insurer and to retain Viking as the reinsurer of the credit insurance provided or offered by GECFA. To the extent that GE terminates or replaces this credit insurance program, GE Capital will be obligated to pay Viking an amount equal to the net underwriting income that Viking was projected to receive as the reinsurer of such terminated or replaced credit insurance from the time of such termination or replacement through December 31, 2008. The agreement will further provide that GE Capital will, through March 1, 2004, cause VFS to continue to use American Bankers Insurance Group as direct insurer and Viking as the reinsurer of collateral protection insurance that VFS may place. This agreement will terminate on December 31, 2008. If, however, Viking continues to reinsure GECFA credit insurance or VFS collateral protection insurance beyond December 31, 2008, Viking will be obligated to pay to GE

Capital 90% of Viking's net underwriting income on such reinsured business, and GE Capital will be obligated to pay to Viking 110% of Viking's net underwriting loss on such reinsured business.

  Mortgage Services Agreement

        We will enter into a mortgage services agreement with GE Mortgage Services, an affiliate of GE. We refer to this agreement in this prospectus as the Mortgage Services Agreement. Under this agreement, we will provide a variety of management services to GE Mortgage Services until December 31, 2005, for which GE Mortgage Services will reimburse us for our actual personnel and other expenses incurred. In addition, GE Mortgage Services will manage and service any residential loans that it agrees to purchase from us from time to time in connection with the loss mitigation activities of our U.S. mortgage insurance business, for which we have agreed to reimburse GE Mortgage Services for its out of pocket expenses incurred in connection with the acquisition and disposition of those loans and to indemnify it for any losses relating to those loans. We also have agreed to purchase from GE Mortgage Services at fair market value any residential loans (or real estate resulting from foreclosure thereon) that it still holds at the termination of the Mortgage Services Agreement.

  Arrangements regarding our operations in India

        We will enter into an outsourcing services separation agreement with GE Capital International Services, or GECIS, an affiliate of GE, prior to the completion of this offering. We refer to this agreement in this prospectus as the Outsourcing Services Separation Agreement. The Outsourcing Services Separation Agreement will provide for the continuity of services currently provided by GECIS to certain of our subsidiaries. Our arrangement with GECIS provides us with a substantial team of professionals in India who provide a variety of services to us, including customer service, transaction processing, and functional support including finance, investment research, actuarial, risk and marketing resources to our insurance operations. This team was established in 1998 and is managed as a dedicated operations center apart from other GECIS operations. The Outsourcing Services Separation Agreement also will provide us with an option to cause GECIS to transfer to us some of the resources GECIS uses to provide these services, including hardware and equipment, software, employees of GECIS and third-party agreements. The consideration for this transfer is based upon a formula specified in the Outsourcing Services Separation Agreement. If we exercise that option, GECIS also would be required to assist us in obtaining comparable facilities and substitute software licenses and other third-party agreements that are not transferable to us by GECIS. This option will be exercisable upon:

  •
  a change of control of GECIS or a transfer of some of its operations used to provide services to us;

  •
  the expiration of the master outsourcing agreements, which are described below;

  •
  certain breaches of the master outsourcing agreements or project-specific agreements by GECIS; or

  •
  certain circumstances in which GECIS's liabilities to us exceed the caps described below.

        Our arrangements with GECIS currently are governed by a series of master outsourcing agreements and related project-specific agreements, which, subject to regulatory approvals, will be amended pursuant to the Outsourcing Services Separation Agreement. Each of the amended master outsourcing agreements will have an initial term that will expire three years from the date on which GE ceases to own at least 50% of our common stock. We also will have the right, in our sole option, to renew all, but not less than all, of the amended master outsourcing agreements for an additional two-year period upon expiration of the initial term. We also will have the right to terminate any project-specific agreement in whole or in part for cause upon the occurrence of certain specified events and the right to terminate any project-specific agreement in whole or in part at any time without cause upon at least 90 days' written notice to GECIS. Under the new fee and cost structure, GECIS will provide its services to us at current pricing, subject to agreed discounts and to adjustment for changes in GECIS' cost of providing the services and in the volume of services provided by GECIS. Increases in unit costs (excluding the costs of foreign currency hedges) are limited to 5% per year. If we renew the initial term of the master outsourcing agreements for an additional two-year period, we and GECIS will agree upon revised charges and other terms applicable to the services provided to us during the renewal term.

        The amended master outsourcing agreements also will provide, subject to regulatory approval, that upon the change of control of our company to any third party (other than GE and its affiliates), GECIS will have the right, unless we otherwise agree during a 120-day negotiation period following the change of control, to terminate all, but not fewer than all, master outsourcing agreements upon the later of (i) the end of the 18-month period after the change of control and (ii) the expiration of the initial term of the master outsourcing agreements. GECIS's liability to us, and our liability to GECIS, for certain specified breaches of the master outsourcing agreements or negligence in the performance of services is limited to 50% of all direct damages incurred in excess of $25,000 for each matter, subject to a cap of $5 million in the aggregate over the initial term of the agreement. Our respective liability to one another for other more significant matters, including gross negligence and willful misconduct, improper use of information, violation of law and voluntary withholding of services, is limited to direct damages of $25 million in the aggregate. GECIS also has agreed that until the date following this offering on which either the annualized aggregate payments from us to GECIS are less than 50% of the annualized aggregate payments from us to GECIS as of the completion of this offering or the annualized resources used by GECIS to perform its services are less than 50% of the amount of such resources as of the completion of this offering, it will not market, sell or provide similar services to any third party (other than GE and its affiliates) that competes with us in certain of our businesses.

  Tax Matters Agreement

        We will enter into the Tax Matters Agreement with GE prior to the completion of this offering. The Tax Matters Agreement, among other things, will govern our continuing tax sharing arrangements with GE relating to pre-separation periods, and also will allocate responsibility and benefits associated with the elections to be made in connection with the separation as described below. The Tax Matters Agreement also will allocate rights, obligations and responsibilities in connection with certain administrative matters relating to taxes.

  Tax elections

        In connection with our separation from GE, GE will make, and we will join GE in making, tax elections under section 338 of the Internal Revenue Code that will treat (for tax purposes) many of the companies in our group as having sold all their assets in fully taxable sales. Under the Tax Matters Agreement, GE will control the making of these elections and related determinations. GE will be responsible for all current taxes resulting from the making of these tax elections.

  Tax benefit payments

        As a result of the section 338 tax elections, we will become entitled to certain tax benefits that are expected to be realized by us in the future in the ordinary course of our business and otherwise would not have been available to us, which we refer to as the Noncontingent Benefits. These benefits are generally attributable to increased tax deductions for amortization of intangibles and to increased tax basis in nonamortizable investment assets. Under the Tax Matters Agreement, we will be required to make payments to GE calculated with reference to the amount of tax we are projected to save for each tax period as a result of these increased tax benefits. We estimate that these payments will aggregate approximately $446 million. The estimated present value of the projected payments is approximately $360 million.

        The actual amount and timing of our projected payments under the Tax Matters Agreement will vary depending upon a number of factors, including the actual value of our company and its individual assets at the time of our separation from GE. GE will control the preparation and filing of our tax returns on which the section 338 elections, reflecting these factors, are reported. The amount of our obligation under the Tax Matters Agreement will generally be reduced (or increased) if and to the extent that the expected tax savings are reduced (or increased) as a result of certain intervening events, such as a change in the tax returns on which the section 338 sales are reported. However, if, and to the extent, the actual tax savings are less than the projected tax savings because we fail to generate sufficient taxable income of the appropriate character, we will remain obligated to pay the full projected tax savings (as opposed to the actual tax savings) to GE. We also will remain obligated to pay the projected tax savings (as opposed to the actual tax savings) to GE if our actual tax savings are reduced because the applicable tax rates are reduced, but we will be entitled to retain the excess of our actual tax savings over projected tax savings if the applicable tax rates are increased. In any event, the maximum amount we will pay to GE (except for Contingent Amounts and interest on deferred payments, as described in the following paragraphs) under the Tax Matters Agreement for these Noncontingent Benefits will be $600 million.

        The timing of our payments to GE under the Tax Matters Agreement will be determined with reference to when we actually realize the projected tax savings. This timing will depend upon, among other things, the amount of our taxable income and the rate at which certain assets in our investment portfolio are sold or mature. If, as a result of these factors, payments to GE are accelerated or deferred relative to the schedule of payments projected under the Tax Matters Agreement, the Tax Matters Agreement provides for the accrual of interest to be paid to us, or by us, to account for the acceleration or deferral of our payments relative to the projected schedule of payments. Interest on deferred or accelerated payments will be paid in 2029, unless we exercise our right to accelerate the payment of deferred obligations or accrued interest or both. The payments in respect of the Noncontingent Benefits are subordinated in right of payment to all of our debt and other obligations.

        In addition to Noncontingent Benefits under the Tax Matters Agreement, we have agreed to share equally with GE certain benefits or detriments, which we refer to as the Contingent Amounts, that generally will not be realized absent an intervening event we do not specifically foresee, such as the sale of a subsidiary. Contingent Amounts will also include tax benefits resulting from deductions attributable to compensation amounts funded by GE for our employees. In the case of these compensation-related benefits, however, we will pay to GE an amount equal to 100% of the benefits if and when they are realized by us. Payments by us in respect of these Contingent Amounts are not subject to the $600 million limit on Noncontingent Benefits under the Tax Matters Agreement.

        Under our Tax Matters Agreement with GE, if any person or group of persons other than GE or its affiliates gains the power to direct the management and policies of our company, we will be obligated immediately to pay to GE the total present value of all tax benefit payments due to GE under the agreement from the time of the change in control until the end of the 25-year term of the agreement. Similarly, if any person or group of persons other than us or our affiliates gains effective control of one of our subsidiaries, we will be obligated to pay to GE the total present value of all such payments due to GE allocable to that subsidiary, unless the subsidiary assumes the obligation to pay these future amounts under the Tax Matters Agreement and certain conditions are met.

  Tax sharing arrangements

        We currently are a party to a number of tax sharing arrangements, both formal and informal, with the GE group. Under these arrangements, the companies in our group share financial and administrative responsibilities with GE for U.S. federal, state, local and foreign taxes for the periods during which we are affiliated. In certain respects, the Tax Matters Agreement will govern our continuing tax sharing arrangements with GE relating to pre-separation periods and will provide that tax sharing between us and GE not governed by any existing written agreements will be governed by existing tax sharing practices within GE, as determined in GE's reasonable discretion.

        Under these arrangements, we generally will remain responsible for all taxes arising in pre-separation periods attributable to our companies (excluding any tax resulting from the section 338 elections and certain other transactions done in connection with the separation). GE will generally control both the return preparation and audits and contests relating to pre-separation periods and taxes for which we are responsible, although we will not be liable for tax resulting from returns filed or matters settled by GE without our consent if the return or settlement position is found to be unreasonable, taking into account the liability that we incur as well as any non-Genworth tax benefit.

        From 2000 until a time immediately prior to the pre-separation period, UFLIC was a member of our life insurance consolidated group for federal tax return purposes. Although UFLIC will be owned by GE after the completion of this offering, UFLIC will, under our tax allocation arrangements with GE, remain responsible for all of its taxes with respect to the time when it was a member of our life insurance consolidated group, including its share of any favorable or unfavorable adjustments by the IRS with respect to such taxes.

        We have agreed that, if GE so elects, our life insurance group will join the GE consolidated tax group for the period during 2004 in which we are owned by GE. Under the Tax Matters Agreement, GE has agreed to reimburse us if this results in any additional cost to us, and we will pay to GE any benefit we may realize as a result of any such tax consolidation.

  Tax indemnities

        Under the Tax Matters Agreement, GE will indemnify us against liability for any tax relating to a pre-separation period not attributable to our group, as well as certain taxes attributable to our group, including any tax resulting from the section 338 elections and the various transactions implemented in connection with the separation (other than the reinsurance transactions with UFLIC). We will indemnify GE against any liability for all other tax attributable to our group.

  International tax matters agreements

        We will enter into tax matters agreements with GE prior to the completion of this offering that will cover certain non-U.S. operations which are not part of the Tax Matters Agreement described above. These agreements will vary according to the jurisdiction involved but generally will govern our continuing tax sharing arrangements with GE relating to pre-separation periods, as necessary, and will also allocate certain rights, obligations and responsibilities in connection with certain administrative matters relating to taxes.

        Under the Canadian tax matters agreement, GE has the right to direct our Canadian mortgage insurance subsidiary to accelerate and pay approximately CDN$72 million of deferred taxes. The subsidiary will recover accelerated taxes in the form of future tax savings over a period expected not to exceed two years. If we pay the accelerated tax out of our own funds, GE will compensate us for the investment income we forego as a result. Similarly, if we require additional funds to pay the tax, GE will either provide those funds at no cost to us or will reimburse us for the cost we incur in obtaining those funds from an unrelated party.

        Under the Australian tax matters agreement, we will assume from GE the liability for taxes in pre-closing periods of the company through which we formerly conducted our Australian mortgage insurance business.

  Employee Matters Agreement

        We will enter into an agreement with GE immediately before the completion of this offering relating to certain employee, compensation and benefits matters. We refer to this agreement in this prospectus as the Employee Matters Agreement. Under the Employee Matters Agreement, we will generally assume or retain, and agree to pay, perform, fulfill and discharge, in accordance with their respective terms, obligations and liabilities relating to the employment or services, or termination of employment or services, of any person with respect to our business before or after the completion of this offering. We will only be responsible for liabilities under the GE plans related to our business to the extent described in the Employee Matters Agreement.

        Employment.    Effective upon the completion of this offering, we will continue to employ the employees of our business. In addition, for those employees assigned to our business but employed by a GE business prior to the completion of our offering, effective upon the completion of this offering, GE will transfer, and we will employ, such employees. We will also assume the obligations of any works council agreement covering the employees of our business outside of the U.S.

        Continuation on GE payroll and in GE plans.    Prior to this offering, some of the employees of our business have been paid through GE's payroll system. In addition, these employees have been covered under the GE plans. These employees generally will continue to be paid through GE's payroll system and be eligible to participate in the GE plans for so long as GE owns more than 50% of our outstanding common stock. GE plans include retirement programs providing pension, 401(k), health and life insurance benefits; medical, dental and vision benefits for active employees; disability and life insurance protection; and severance. For our applicable non-U.S. employees, benefit transition may be delayed, by mutual agreement between GE and us, for up to six months following the date that GE ceases to own more than 50% of our outstanding common stock (such date, whether delayed or not, is referred to as the "International Benefit Transition Date").

        Compensation.    From the completion of this offering until at least one year after the date that GE ceases to own more than 50% of our outstanding common stock, our employees will receive at least the same (on an aggregate basis) salary, wages, bonus opportunities and, in the case of our non-U.S. employees, other compensation, as were provided to such employees immediately prior to this offering.

        Equity/long-term performance award and incentive compensation plans.    As described under "Management—Omnibus Incentive Plan" and "Management—Incentive Compensation Program," we will establish, adopt and maintain plans for our selected employees providing for cash or other bonus awards, stock options, stock awards, restricted stock, other equity-related awards and long-term performance awards effective as of the completion of this offering. However, certain of our employees will continue to participate in the GE Incentive Compensation Plan based on our company- and individual-specific performance measures, and our corresponding plan providing for annual cash or other bonus awards will not become effective until the date that GE ceases to own more than 50% of our outstanding common stock.

        Reimbursement to GE.    We will reimburse GE for the costs, including expenses, incurred by GE and its affiliates for maintaining our employees on the GE payroll and in the GE plans consistent with practices and procedures established and uniformly applied to GE businesses. In no event will we be billed more for the services relating to maintaining our U.S. employees in the GE plans than the cost we would have incurred if we had established mirror plans for our U.S. employees from the completion of this offering until the date that GE ceases to own more than 50% of our outstanding common stock.

We will also reimburse GE for the reasonable costs incurred by GE and its affiliates for cooperating in the operation and administration of our plans, including our plans providing for stock options, stock awards, restricted stock, other equity-related awards and long-term performance awards, consistent with practices and procedures established for such plans in effect immediately prior to the completion of this offering, or, in the event of a new plan, on a cost liquidation basis.

        Transition to our benefit plans.    Effective as of the date that GE ceases to own more than 50% of our outstanding common stock, our applicable U.S. employees will cease participation in the GE plans and will participate in employee benefit plans established and maintained by us. For at least the one year period following the date that GE ceases to own more than 50% of our outstanding common stock, we will maintain plans that will provide our employees with benefits that are at least substantially comparable in the aggregate to the value of those benefits provided by the GE plans immediately prior to the date that GE ceases to own more than 50% of our outstanding common stock. Our plans will include retirement programs providing pension, 401(k), health and life insurance benefits; medical, dental and vision benefits for active employees; disability and life insurance protection; and severance. We will recognize prior GE service for all purposes (except benefit accrual under our pension plan) under our new plans and programs to the same extent such service is recognized under corresponding GE plans.

        Following completion of this offering, we will assume or continue benefit plans for our non-U.S. employees. If applicable, effective as of the International Benefit Transition Date, we will establish new benefit plans for our non-U.S. employees with provisions that are identical to the highest degree possible to the provisions in effect immediately prior to the International Benefit Transition Date under the corresponding GE plans. We will maintain these existing or new plans for our non-U.S. employees for a period of at least one year following the date that GE ceases to own more than 50% of our outstanding common stock (or such longer period required by applicable law or practice).

        To the extent any defined benefit or defined contribution pension plan sponsored by GE and covering both our non-U.S. employees and GE's non-U.S. employees is funded (other than the Canadian General Electric Pension Plan), there will be a transfer of assets and liabilities from the trust for such GE plan to the corresponding trust for the benefit plan we establish for our non-U.S. employees. GE will determine a proportionate amount of the trust assets corresponding to, and not to exceed the liabilities under, such GE plan that is attributable to our non-U.S. employees. In the case of a defined benefit pension plan, the amount to be transferred will be determined by the plan sponsor subject to mutual agreement by GE and us and based upon generally accepted country- and plan-specific actuarial assumptions and the accrued benefit obligation method. It is anticipated that consistent treatment will be provided with respect to any funded defined benefit or defined contribution pension plan sponsored by us and covering both our non-U.S. employees and GE's non-U.S. employees.

        Treatment of our U.S. employees under certain GE plans.    Effective as of the date that GE ceases to own more than 50% of our outstanding common stock, (i) our employees will cease to accrue any benefits under the GE retirement plans and (ii) our employees will fully vest in the GE retirement plans. However, with respect to the GE Supplementary Pension Plan, only those employees who have at least ten years of qualified pension service as of the date that GE ceases to own more than 50% of our outstanding common stock will vest in such plan. GE will be responsible for paying directly to our eligible employees (including their surviving spouses and beneficiaries) any vested benefits to which they are entitled under the GE retirement plans when eligible under the terms of such plans to receive such payments.

        GE generally will remain obligated to provide post-retirement welfare benefits under the GE Life, Disability and Medical Plan, consistent with the terms of the plan as in effect from time to time, to our employees and their eligible dependents who, as of the date GE ceases to own more than 50% of our outstanding common stock, are participants in such plan and either (i) have completed 25 years of continuous service or pension qualified service with us, our affiliates and their respective predecessors or (ii) have attained at least 60 years of age and have completed at least ten years of continuous service, in either case upon such employee's election to participate in the GE Life, Disability and Medical Plan. Participation by our employees will be under circumstances and at the applicable contribution levels entitling them to receive such benefits pursuant to the terms of the GE Life, Disability and Medical Plan. GE will be responsible for paying directly to our eligible employees and their eligible dependents any post-retirement welfare benefits pursuant to such coverage. We will have certain reimbursement obligations to GE.

        GE generally will retain responsibility under the GE plans that are welfare benefit plans in which our employees participate with respect to all amounts that are payable by reason of, or in connection with, any and all welfare benefit claims made by such employees and their eligible dependents to the extent the claims were incurred prior to the date that GE ceases to own more than 50% of our outstanding common stock.

        We will have certain obligations for reimbursing GE for any payments of welfare benefits made by GE or its affiliates on or after the date that GE ceases to own more than 50% of our outstanding common stock to our eligible employees and their eligible dependents pursuant to any self-insured GE plans with respect to claims incurred up to the day before the date that GE ceases to own more than 50% of our outstanding common stock, or any payments of welfare benefits made by GE or its affiliates on or after the date that GE ceases to own more than 50% of our outstanding common stock to our eligible employees who are inactive as of the date that GE ceases to own more than 50% of our outstanding common stock and their eligible dependents pursuant to any self-insured GE plans with respect to claims incurred the day before such employees' return to active employment with us. In addition, we will have certain obligations for reimbursing GE for any payments of premiums made by GE or its affiliates on behalf of our eligible employees who are inactive as of the date that GE ceases to own more than 50% of our outstanding common stock and their eligible dependents pursuant to any insured GE plans with respect to coverage ending the day before such employees' return to active employment with us. We will otherwise be responsible for welfare benefit claims made by our employees and their eligible dependents to the extent such claims were incurred on or after the date that GE ceases to own more than 50% of our outstanding common stock.

        Agreements not to solicit or hire GE's or our employees.    We will agree with GE that for so long as GE owns more than 50% of our outstanding common stock, neither of us will, directly or indirectly, solicit or hire for employment each other's employees. In addition, we will agree that for a period of one year from the date that GE ceases to own more than 50% of our outstanding common stock, we will not, directly or indirectly, solicit for employment certain individuals employed by GE. Finally, we will agree that for a period of two years from the date that GE ceases to own more than 50% of our outstanding common stock, we will not, directly or indirectly, solicit for employment any officer of GE.

        GE will agree that for a period of one year from the date that it ceases to own more than 50% of our outstanding common stock, it will not, directly or indirectly, solicit for employment certain individuals employed by us. For a period of two years from the date that GE ceases to own more than 50% of our outstanding common stock, GE will agree that it will not, directly or indirectly, solicit for employment any person employed by us who was an officer of GE prior to the completion of this offering.

        The foregoing restrictions will not prohibit GE or us from soliciting or hiring any employee subject to such restrictions after the termination of the employee's employment by the applicable employer. We and GE will also not be prohibited from placing public advertisements or conducting any other form of general solicitation for employees so long as it is not specifically targeted towards each other's employees that are subject to such restrictions.

  Intellectual Property Arrangements

        We will enter into the following two intellectual property license agreements with GE prior to the completion of this offering:

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  A Transitional Trademark License Agreement; and

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  An Intellectual Property Cross-License.

  Transitional Trademark License Agreement

        Pursuant to the Transitional Trademark License Agreement, GE will grant us a limited, non-exclusive, royalty-free, non-transferable license (with no right to sublicense) to use the "GE" mark and monogram for up to five years throughout the world and in any medium in connection with our commercialized products and services and in the general promotion of our business. These products and services include both those currently sold or rendered in the current conduct of our business, and products and services sold or rendered by us in the future that are the same as or similar to those we currently sell or render.

        We have agreed not to use the "GE" mark and monogram in the underwriting or marketing of primary life insurance in the U.K. (other than credit life insurance underwriting) or asset management services or products (other than asset management services or products sold on behalf of GE or otherwise currently being marketed or offered by us). GE also will grant us the right to use "GE", "General Electric" or "GE Capital" in the corporate names of our subsidiaries until the earlier of twelve months after the date on which GE owns less than 20% of our outstanding common stock and five years from the date of the agreement.

        The Transitional Trademark License Agreement automatically terminates in the event of our merger or consolidation with, or sale of substantially all of our assets to, an unrelated third person, or our change of control whereby an unrelated third person acquires control over us. GE also retains the right to terminate the Transitional Trademark License Agreement in the event we materially breach its provisions. In addition, GE may terminate the Transitional Trademark License Agreement in the event of our bankruptcy, insolvency, liquidation, dissolution or similar event. The Transitional Trademark License Agreement also automatically terminates with respect to any of our subsidiaries in the event of its merger or consolidation with, or sale of substantially all of its assets to, an unrelated third person, or its change of control whereby an unrelated third person acquires control over it, or upon our subsidiary's bankruptcy, insolvency, liquidation, dissolution or similar event.

  Intellectual Property Cross-License

        Pursuant to the Intellectual Property Cross-License, we and GE will grant each other a non-exclusive, irrevocable, royalty-free, fully paid-up, worldwide, perpetual license under certain intellectual property rights that we each own or license. The intellectual property rights being licensed under the Intellectual Property Cross-License are patents, patent applications, statutory invention registrations, copyrights, mask work rights, trade secrets and other intellectual property rights arising from or in respect of technology (but not including trademarks, service marks, trade dress or logos). The intellectual property rights being licensed under the Intellectual Property Cross-License also must be those that we and GE have the right to license and that are used, held for use or contemplated to be used by the other person generally prior to the completion of this offering.

        In addition, with respect to any third-party intellectual property licensed under the Intellectual Property Cross-License, we and GE will only grant each other sublicenses under such third-party intellectual property licenses that each party controls.

        The license allows us and GE to make, have made, use, sell, have sold, import and otherwise commercialize products and services, and to use and practice the licensed intellectual property rights for internal purposes. Each party will only be able to sublicense its license rights to acquirors of its businesses, operations or assets, and only assign its license rights to an acquiror of all or substantially of its assets or equity or the surviving entity in its merger, consolidation, equity exchange or reorganization. Each party may permit its customers and suppliers in the ordinary course of business to use any training and productivity-enhancing software and documentation that is subject to the license granted by the other person and is for general use by customers and suppliers. Each person will own any modifications, derivative works and improvements it creates.

        The Intellectual Property Cross-License will be perpetual and may not be terminated, even upon material breach, except upon mutual written agreement by us and GE.

Reinsurance Transactions

  General

        Prior to the completion of this offering, we will enter into several significant reinsurance transactions. We refer to these transactions in this prospectus as the Reinsurance Transactions. In these transactions, we will cede to UFLIC, an indirect subsidiary of GE, in-force blocks of structured settlements, substantially all of our in-force blocks of variable annuities and a block of long-term care insurance policies that we reinsured in 2000 from Travelers. In the aggregate, these blocks of business do not meet our target return thresholds, and although we remain liable under these contracts and policies as the ceding insurer, the reinsurance transactions will have the effect of transferring the financial results of the reinsured blocks to UFLIC. As part of the Reinsurance Transactions, we will assume from UFLIC a small in-force block of Medicare supplement insurance.

        We are continuing new sales of structured settlements, variable annuities and long-term care insurance products, and we expect to achieve our targeted returns on these new sales. We intend to write structured settlements on a limited, opportunistic basis at appropriate returns, capitalizing on our experience and relationships with respect to this product. We also intend to write new variable annuity contracts that we believe will provide us with more attractive returns than we were able to realize on the contracts we wrote during the extremely competitive market conditions of the late 1990s. We are retaining 89% of the earned premiums on our in-force block of long-term care insurance, for the nine months ended September 30, 2003. We intend to continue writing long-term care insurance after this offering. In addition, we will continue to service these blocks of business, which will preserve our operating scale and enable us to service and grow our new sales of these products.

  Business we will cede to UFLIC

        In the Reinsurance Transactions, we will cede to UFLIC the following business:

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  All of our liabilities under the in-force structured settlement annuities reflected as policyholder reserves on our U.S. GAAP statement of financial position on December 31, 2003, or reinsured by us under reinsurance agreements in effect prior to January 1, 2004. This business had aggregate reserves of $11.9 billion as of September 30, 2003.

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  All of our liabilities under the in-force variable annuity contracts reflected as policyholder reserves on our U.S. GAAP statement of financial position on December 31, 2003, other than our GERA™ product and a limited number of variable annuity products that we no longer offer. UFLIC will also assume any benefit or expense resulting from third party reinsurance that we have on this business. This business had aggregate reserves of $2.8 billion as of September 30, 2003.

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  All of our liabilities under the in-force long-term care insurance policies issued by Travelers prior to January 1, 2004 and reinsured by us. This business had aggregate reserves of $1.4 billion as of September 30, 2003.

        For each of these ceded blocks of business, we will pay UFLIC an initial reinsurance premium, and UFLIC will pay us a ceding commission. With respect to the structured settlement and long-term care blocks, the initial reinsurance premium will equal our statutory reserves with respect to the ceded business. With respect to the variable annuity business, the initial reinsurance premium will equal only those statutory reserves that are attributable to the general account portion of the variable annuity business. We will retain the assets that are attributable to the separate account portion of the variable annuity business and make any payments with respect to that separate account portion directly from these assets.

        The ceding commission for each of the blocks will be the sum of the following (in each case excluding, where applicable, any related mark-to-market adjustments for SFAS 115 requirements):

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  an amount (which may be negative) equal to the excess of (i) our statutory reserves with respect to the ceded block as of the close of business on December 31, 2003 over (ii) our U.S. GAAP reserves with respect to the ceded block of business as of such date;

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  an amount equal to our unamortized PVFP intangible asset balance with respect to the ceded block as of the close of business on December 31, 2003, determined in accordance with U.S. GAAP;

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  an amount equal to our unamortized DAC with respect to the ceded block as of the close of business on December 31, 2003, determined in accordance with U.S. GAAP;

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  an amount (which may be negative) equal to the excess of the U.S. GAAP book value of the assets transferred to UFLIC in payment of the initial reinsurance premium with respect to the ceded block over the statutory book value of those assets measured as of the close of business on December 31, 2003; and

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  with respect to the long-term care block only, an amount equal to the balance, as of the close of business on December 31, 2003, of the Loss Carry Forward Amount under our reinsurance agreement with Travelers, determined in accordance with U.S. GAAP.

        The ceding commission will be netted against the initial reinsurance premium and we will transfer to UFLIC assets (including accrued interest thereon) with a statutory book value equal to the amount by which the reinsurance premium exceeds the ceding commission, together with an amount equal to the cash flows on such assets between January 1, 2004 and the date of transfer of such assets. As of September 30, 2003, the transferred assets would be $16.7 billion.

        We will continue to be responsible for the administration of these three blocks of businesses, including paying claims and benefits in accordance with our current policy administration practices. To fund the payment of claims under the structured settlement and long-term care business, UFLIC will establish and periodically fund claims paying accounts from which we will be entitled to withdraw funds. To reimburse us for claims under the variable annuity business, UFLIC will establish a settlement account by which we and UFLIC will settle contractholder amounts due each other on a daily basis. UFLIC will pay us an expense allowance once every month to reimburse us for our expenses in administering this business. The expense allowance will be a specified amount per policy that will be subject to subsequent adjustments in accordance with methodologies and procedures agreed to by us and UFLIC. The expense allowance with respect to the long-term care business will be based on a per policy fee, as well as on the level of pending or open claims. UFLIC will be entitled to assume responsibility for administration of the structured settlement and variable annuity blocks and the long-term care policies that are novated to us, as described below, if (i) a voluntary or involuntary bankruptcy, insolvency or rehabilitation proceeding is commenced in any jurisdiction by or against us, (ii) there is a material breach by us that is not cured or (iii) we are unable to perform the administration for a prescribed period of time. In such cases, the expense allowances described above payable to us will terminate. In addition, 15 years after the effective date of the Reinsurance Transactions, UFLIC will be entitled to assume administration of this business at its own expense.

        To secure the payment of its obligations to us under these reinsurance agreements, UFLIC has agreed to establish trust accounts and to maintain in these trust accounts an aggregate amount of assets with a statutory book value at least equal to the statutory reserves attributable to the reinsured business less an amount equal to the amounts required to be held in the claims paying accounts described above. A trustee will administer the trust accounts solely for our benefit. We will be permitted to withdraw from the trust accounts any amount due to us pursuant to the terms of the applicable reinsurance agreements and not otherwise paid by UFLIC. Quarterly, UFLIC will be required to contribute assets to the trust accounts if the statutory book value of the assets held in the trust accounts is less than the statutory reserves attributable to the reinsured business (less amounts in the claims paying accounts) or we will be required to withdraw from the trust accounts and pay to UFLIC any amounts held in the trust accounts that exceed the statutory reserves attributable to the reinsured business (less amounts in the claims paying accounts). UFLIC may direct the trustee to substitute assets of equal statutory book value for assets held in the trust, but will not otherwise be permitted to directly withdraw or substitute assets in the trust without our prior written consent. There are limits on the types of assets UFLIC will be permitted to place in the trust account. All interest, dividends and other income earned on the assets in the trust account will be the property of UFLIC and will be deposited in a bank account maintained by UFLIC outside of the trust.

  Novation of Travelers long-term care block

        The long-term care insurance we are ceding to UFLIC originally was written by Travelers, and Travelers retains direct liability for these policies. In connection with the transaction pursuant to which we reinsured Travelers liability for this business, we agreed to use our reasonable best efforts to "novate" these policies not later than July 31, 2008. The effect of this novation will be to substitute us for Travelers as the insurer with direct liability for any policy for which the owner thereof consents (or is deemed under applicable insurance law to consent) to the novation. The novated policies will continue to be reinsured with UFLIC.

  Experience refund

        In addition to the ceding commission we will receive on the long-term care block described above, UFLIC may be required to pay us experience refunds based on the profitability of the long-term care business with respect to the period beginning on the effective date of the long-term care reinsurance agreements and ending on December 31, 2018. Specifically, unless the reinsurer assumes the administration of the long-term care insurance block pursuant to the long-term care reinsurance agreement, for so long as we continue to administer all of the long-term care business, including those long-term care policies that are novated as described above, we will be entitled to receive a specified percentage of the excess (if any) of actual statutory basis pre-tax income earned on the long-term care business over projected statutory basis pre-tax income earned on that business.

  Business Services Agreement

        We will enter into a Business Services Agreement with UFLIC pursuant to which we will agree to continue to perform various management and support services with respect to the structured settlements business, the variable annuity business and the long-term care insurance business that we will cede to UFLIC pursuant to the Reinsurance Transactions. In consideration for our performance of these services, we will be reimbursed for expenses incurred in performing such services. These expenses will be subject to annual and tri-annual adjustment. The Business Services Agreement may be terminated by UFLIC if (i) we are unable to materially perform the services for any reason for thirty 30 consecutive days, other than as a result of a force majeure, or (ii) a voluntary or involuntary bankruptcy, insolvency or rehabilitation proceeding is commenced in any jurisdiction by or against us or our subsidiaries and affiliates, but only if the services performed by the subject of such proceeding are not assumed or performed by us or our subsidiaries or affiliates that are not the subject of such proceeding, or (iii) there is a willful, material breach by us that is not cured. In addition, the Business Services Agreement will terminate with respect to the portion of any business reinsured in the Reinsurance Transactions as to which UFLIC becomes entitled to assume administration as described above under "Business we will cede to UFLIC."

  Recapitalization of UFLIC

        At the time of the closing of the Reinsurance Transactions, GEFAHI will make a $1.45 billion capital contribution to UFLIC to provide it with the capital needed to support its reinsurance obligations. GEFAHI will obtain the funds to make this contribution from various sources, including dividends and surplus note redemption payments from several of our subsidiaries, some of which are ceding business to UFLIC in the Reinsurance Transactions.

  Capital Maintenance Agreement with GE Capital

        Pursuant to a Capital Maintenance Agreement entered into in connection with the Reinsurance Transactions, GE Capital has agreed to maintain sufficient capital in UFLIC to maintain UFLIC's risk-based capital at not less than 150% of its company action level, as defined from time to time by the NAIC. GE Capital may not assign or amend the Capital Maintenance Agreement without the consent of the ceding companies and their domestic insurance regulators (which consent, in the case of the ceding companies, may not be unreasonably withheld). The Capital Maintenance Agreement terminates at such time as UFLIC's obligations to us under the reinsurance agreements terminate, or on such other date as may be agreed by UFLIC and GE Capital with the consent of the domestic regulators and us.

  Business we will assume from UFLIC

        UFLIC will cede to us all its liabilities under substantially all in-force Medicare supplement insurance policies it issued or reinsured prior to January 1, 2004, including renewals of these policies. This business had aggregate reserves of $19 million as of September 30, 2003.

        We will assume responsibility for the administration of the Medicare supplement business we reinsure, including claims administration.

European Payment Protection Insurance Business We Will Acquire From GE Affiliates

        Our European payment protection insurance business is carried on through six insurance companies, two of which are located in the U.K., two of which are located in France and two of which are located in Spain. The U.K. companies carry on their business in the U.K. and through branches in a number of other European jurisdictions.

        Prior to the completion of the offering, we will acquire one of the French insurance companies. We are planning to acquire the European payment protection business of the other insurance companies pursuant to insurance business transfer arrangements carried out under U.K. and French law. These transfer arrangements require regulatory and, in the case of the U.K., court approval. We expect to receive the necessary approvals required to implement the transfer arrangements prior to December 31, 2004 but not prior to the completion of this offering.

        Pending implementation of these transfers and prior to the completion of the offering, we will enter into reinsurance arrangements with the U.K. and French insurance companies that we will not then own, which will effectively transfer to us all of the economic benefits, obligations and risks of the European payment protection businesses effective as of January 1, 2004. Under these arrangements, these companies will cede to us as of January 1, 2004 all of their in-force payment protection insurance policies. These arrangements also provide for the automatic ceding to us of payment protection insurance policies that these companies issue after that date. The European payment protection business of these companies had aggregate reserves of $2.3 billion as of September 30, 2003.

        The ceding insurance companies will retain ownership of the assets constituting the reserves supporting the European payment protection business, from which claims under the reinsured policies will be paid. We also will be entitled to receive from the ceding insurance companies interest based upon a calculated rate of return, but the ceding companies will otherwise retain any loss or credit risk relating to those assets or any income generated by those assets in excess of such rate of return. We will continue to administer the business of the U.K. insurance companies and their branches through a service company we will acquire from GE prior to the completion of this offering that employs the sales force and other personnel and owns the systems used by the U.K. insurance companies and their branches.

        If, for any reason, the U.K. business transfer scheme is not implemented by December 31, 2004, GE has agreed to transfer the stock of the U.K. and Spanish insurance companies to us. If the French business transfer arrangements are not implemented, we still would receive the benefits and be subject to the obligations and risks with respect to the European payment protection business pursuant to the reinsurance agreement. These reinsurance agreements may only be terminated in limited circumstances, including such time as the ceding company and the reinsurer are both under our control and such time as the relevant insurance business transfer plan or stock transfer has become effective.

        We have accounted for the transfer of the service companies and the reinsurance arrangements as a business combination between entities under common control in our historical combined financial statements.

Historical Related-Party Transactions

  Support services provided by GE

        GE historically has provided a variety of support services for our businesses, and we have reimbursed GE for the costs of providing these services to us. Our total expenses for these services were $74 million, $52 million and $38 million for the years ended December 31, 2002, 2001 and 2000, respectively. The services we have received from GE include:

  •
  Customer service, transaction processing and a variety of functional support services provided by GECIS, for which we incurred expenses of $26 million, $13 million and $2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

  •
  Employee benefit processing and payroll administration, including relocation, travel, credit card processing, and related services, for which we incurred expenses of $10 million, $9 million and $10 million for the years ended December 31, 2002, 2001 and 2000, respectively.

  •
  Employee training programs, including access to GE training courses and payment for employees in management development programs, for which we incurred expenses of $10 million, $6 million and $9 million for the years ended December 31, 2002, 2001 and 2000, respectively.

  •
  Insurance coverage under the GE insurance program, for which we incurred expenses of $10 million, $9 million and $4 million for the years ended December 31, 2002, 2001 and 2000, respectively.

  •
  Information systems, network and related services, for which we incurred expenses of $8 million, $9 million and $10 million for the years ended December 31, 2002, 2001 and 2000, respectively.

  •
  Leases for vehicles, equipment and facilities, for which we incurred expenses of $2 million in each year ended December 31, 2002, 2001 and 2000.

  •
  Other financial and advisory services such as tax consulting, capital markets services, research and development activities, and trademark licenses, for which we incurred expenses of $8 million, $4 million, and $1 million for the years ended December 31, 2002, 2001 and 2000, respectively.

        GE will continue to provide us with many of the support services described above on a transitional basis after the completion of this offering, and we will arrange to procure other services pursuant to arrangements with third parties or through our own employees. See "—Relationship with GE" above. In the case of support services provided by GECIS, we will continue to receive these services pursuant to agreements that will be amended prior to the completion of this offering. See "—Relationship with GE—Arrangements regarding our operations in India" above.

  Allocation of corporate overhead expenses

        Historically, GE has allocated to us a share of its corporate overhead expenses for certain services provided to us, which are not specifically billed to us, including public relations, investor relations, treasury, and internal audit services. Our total expense for this allocation was $49 million, $43 million and $42 million for the years ended December 31, 2002, 2001 and 2000, respectively. We have not reimbursed these amounts to GE, and have recorded them as a capital contribution in each year. Following the completion of this offering, GE will no longer allocate any of its corporate overhead expenses to us.

  Investment management services

        We receive investment management and related administrative services provided by GEAM, for which we incurred expenses of $39 million, $2 million and $1 million for the years ended December 31, 2002, 2001 and 2000, respectively. We will continue to receive these services pursuant to agreements that will be amended prior to the completion of this offering. See "—Relationship with GE—Investment Agreements."

  Employee benefit plans

        We have reimbursed GE for benefits it provides to our employees under various employee benefit plans.

        Our employees participate in GE's retirement plan and retiree health and life insurance benefit plans. Some of our employees also participate in GE's Supplementary Pension Plan and other retiree benefit plans. Other retiree plans are not significant individually or in the aggregate. We incurred expenses associated with these plans of $56 million, $48 million and $46 million for the years ended December 31, 2002, 2001 and 2000, respectively.

        Our employees participate in GE's defined contribution savings plan that allows the employees to contribute a portion of their pay to the plan on a pre-tax basis. GE matches 50% of these contributions up to 7% of the employee's pay. We incurred expenses associated with these plans of $16 million, $17 million and $17 million for the years ended December 31, 2002, 2001 and 2000, respectively.

        We also provide life and health insurance benefits to our employees through the GE benefit program, as well as through plans sponsored by other affiliates. We incurred expenses associated with these plans of $51 million, $48 million and $43 million for the years ended December 31, 2002, 2001 and 2000, respectively.

        In addition to the employee benefit expenses for which we have reimbursed GE, we have incurred expenses of $6 million, $4 million and $3 million for certain GE stock option and restricted stock unit grants for the years ended December 31, 2002, 2001 and 2000, respectively. As in the case of the allocation of corporate overhead, we will not reimburse these amounts to GE, and have recorded them as a capital contribution in each year.

        See notes 12 and 16 to our audited historical combined financial statements and "Management" and "Arrangements Between GE and Our Company—Relationship with GE—Employee Matters Agreement" for information concerning the participation of our employees in GE employee benefit plans prior to and following completion of this offering.

  Reinsurance Transactions

        We have from time to time entered into reinsurance agreements with affiliates of GE, principally ERC, under which we have reinsured some of the risks of our insurance policies on terms comparable to those we could obtain from third parties. We have paid premiums to these affiliates of $59 million, $58 million and $88 million for the years ended December 31, 2002, 2001 and 2000, respectively. See "Business—Reinsurance." The existing reinsurance agreements with GE will remain in force and continue in accordance with their terms following completion of this offering.

  Credit arrangements and other amounts due from or owed to GE

        At December 31, 2002 and 2001, we had several notes receivable from various GE affiliates in the aggregate amount of $367 million and $175 million, respectively. These notes mature at various dates through 2012 and bear interest at rates between 5.50% and 6.63%. In addition, at December 31, 2001, we had $97 million in certain GE short-term investments with maturities of less than 90 days. There were no such balances outstanding on December 31, 2002.

        At December 31, 2002 and 2001, our Japanese life insurance business had ¥62.8 billion ($530 million at December 31, 2002 and $525 million at December 31, 2001) of long-term debt owed to various GE affiliates. This debt was scheduled to mature at various dates through 2008 and bore interest at rates between 2.25% and 2.64%. This debt has been recorded in liabilities associated with discontinued operations.

        At December 31, 2002 and 2001, we had approximately €2 million ($2 million at December 31, 2002 and 2001) and £5 million ($8 million at December 31, 2002 and $7 million at December 31, 2001) of notes payable to various GE affiliates. These notes mature in 2011 and 2007 and bear interest at the six-month Euro Interbank Offered Rate ("EURIBOR") and 8.80%, respectively.

        The amounts due from or owed to related parties are included in the following balance sheet captions:

	December 31,
	2002	2001
(Dollars in millions)
Due from GE and affiliates:
Cash and cash equivalents	$—	$97
Other assets	452	175

	452	272

Due to GE and affiliates:
Short-term debt	$—	$285
Other liabilities	776	904
Liabilities associated with discontinued operations	530	525

Total	$1,306	$1,714

        At December 31, 2002 and 2001, we had a line of credit with GE that had an aggregate borrowing limit of $2.5 billion. There were no amounts outstanding as of December 31, 2002 and $285 million was outstanding as of December 31, 2001. Outstanding borrowings under this line of credit bear interest at the three-month US$ London Interbank Offered Rate ("LIBOR") plus 25 basis points. Interest is accrued and settled quarterly, in arrears. We incurred interest expense under this line of credit of $8 million, $11 million and $11 million for the years ended December 31, 2002, 2001, and 2000, respectively. We also had a line of credit with an affiliate of GE Capital with an aggregate borrowing limit of £10 million. There were no amounts outstanding at December 31, 2002, 2001 and 2000, and we did not incur any interest expense under this line of credit.

        We, along with GE Capital, are participants in a revolving credit agreement that involves an international cash pooling arrangement on behalf of certain of our European affiliates. In these roles, either participant may make short-term loans to the other as part of the cash pooling arrangement. Each such borrowing is repayable upon demand, but not later than 364 days after borrowed. This unsecured line of credit bears interest at a rate equal to GE Capital's cost of funds for the currency in which such borrowing is denominated. This credit line has an annual term, but is automatically extended for successive terms of one year each, unless terminated in accordance with the terms of the agreement. We had a net receivable of $85 million under this credit line at December 31, 2002 and a net payable of $2 million at December 31, 2001.

        In connection with the offering, we intend to replace the lines of credit and revolving credit agreement described above with revolving credit and other debt facilities entered into with unaffiliated third-parties. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

  Sale of securities to affiliate

        During 2002, we sold certain investments to an affiliate at a fair value established as if it were an arms-length, third party transaction, which resulted in a gain of $114 million. We recorded this transaction at fair value as those investments were sold in a securitization transaction shortly after the sale to our affiliate.

  Real estate and loan transactions

        We sell to GE Mortgage Services, an affiliate of GE, some properties acquired through claim settlement in our U.S. mortgage insurance business at a price equal to the product of the property's fair value and an agreed-upon price factor. Under these arrangements, we received from GE $13 million, $11 million, and $17 million for the years ended December 31, 2002, 2001 and 2000, respectively. Following completion of this offering, we expect to phase out over time the arrangements under which we sell properties to GE Mortgage Services, as we take on the role ourselves of holding and disposing these properties. During 2003, we also arranged for the sale to GE Mortgage Services of some residential loans acquired in connection with loss mitigation activities in our U.S. mortgage insurance business and agreed to indemnify GE Mortgage Services for any loss relating to those loans. Following completion of this offering, we will enter into new arrangements relating to residential loans that GE Mortgage Services may purchase from us from time to time in the future. See "Business—Mortgage Insurance—Loans in default and claims" and "Arrangements Between GE and Our Company—Relationship with GE—Mortgage Services Agreement" relating to our arrangements with GE Mortgage Services.

  Guarantees provided by GE

        GE Capital from time to time has provided guarantees or other support arrangements on our behalf, including performance guarantees and support agreements relating to securitizations and comfort letters provided to government agencies. We have not incurred charges or reimbursed GE under any of these arrangements. Following the completion of this offering, many of the guarantees currently in place will continue as provided under their existing terms, and we will not be required to incur any charges for the provision of these guarantees or other support arrangements, other than pursuant to our obligations under the Master Agreement to indemnify GE for losses arising out of these arrangements.

  GE agreements with third parties

        Historically, we have received services provided by third parties pursuant to various agreements that GE has entered into for the benefit of its affiliates. We pay the third parties directly for the services they provide to us or reimburse GE for our share of the actual costs incurred under the agreements. Following completion of this offering, we intend to continue to procure some of these third-party services through GE to the extent we are permitted (and elect to) or required to do so.

  Products and services provided to GE

        We have provided various products and services to GE on terms comparable to those we provide to third parties. Except as described below, we expect to continue to provide these services following completion of the offering. These products and services include the following:

  •
  We distribute our European payment protection insurance in part through arrangements with GE Consumer Finance, for which we have received gross written premiums of $244 million, $198 million and $233 million during 2002, 2001 and 2000, respectively. See "Business—Protection—European payment protection insurance."

  •
  We reinsure lease obligation insurance and credit insurance marketed by GE Capital, for which we received gross written premiums of $105 million, $92 million and $67 million during 2002, 2001 and 2000, respectively. See "Business—Corporate and Other—Viking Insurance Company" and "Arrangements Between GE and Our Company—Relationship with GE—Agreement Regarding Continued Reinsurance by Viking."

  •
  We provide long-term care insurance to certain GE employees, for which we have received gross written premiums of $20 million during each of 2002, 2001 and 2000. See "Business—Protection—Long-term care insurance."

  •
  We distribute GE mutual funds through our wholly-owned broker-dealers, and provide administrative support for our variable annuity customers that have GE mutual funds within their contracts, for which we received $4 million in aggregate from the mutual funds and GEAM, the asset manager of these funds, during each of the years ended December 31, 2002, 2001 and 2000.

  •
  We historically have marketed a mortgage unemployment credit insurance product underwritten by a GEFAHI subsidiary that will not be part of our company following the completion of this offering. We received no revenues in connection with this arrangement, but were reimbursed for actual costs. Following the offering, we intend to continue scheduled marketing campaigns under this arrangement but expect thereafter to market and underwrite this product using a third-party provider.

Ownership of Common Stock

        Prior to the completion of this offering, all shares of our common stock were owned by GEFAHI, an indirect subsidiary of GE. GEFAHI's principal executive offices are located at 6620 West Broad Street, Richmond, Virginia 23230. GE's principal executive offices are located at 3135 Easton Turnpike, Fairfield, Connecticut 06828. Upon the completion of this offering, GE will beneficially own approximately            % of our outstanding common stock, consisting of 100% of our outstanding shares of Class B Common Stock and no shares of Class A Common Stock, assuming the underwriters' over-allotment option is not exercised, and            %, if it is exercised in full.

        Except for GEFAHI, we believe no persons will beneficially own more than 5% of our outstanding common stock upon completion of this offering. Our directors and officers, as a group, beneficially own less than 1% of the outstanding common stock of GE, and upon the completion of this offering, they will beneficially own less than 1% of our outstanding common stock.

        This offering is the first step in GE's plan to dispose of more than 50% by value of its interest in us. GE's transfer of assets to us has been structured to qualify for the election under section 338 of the Internal Revenue Code, and GE has received a ruling from the U.S. Internal Revenue Service that the transfer will qualify for that election provided that certain conditions are met. Among those conditions is that GE must complete its disposition of more than 50% by value of its interest in our company within two years after the completion of this offering. GE has informed us that its failure to satisfy this condition and to qualify for the tax election would result both in significant additional tax liability for GE and in elimination of the section 338 benefit (and our associated liability) that is the subject of the Tax Matters Agreement, as discussed under "Arrangements Between GE and Our Company—Relationship with GE—Tax Matters Agreement." Accordingly, GE has informed us that it fully intends to and expects to meet this condition and has adopted a Plan of Divestiture under which it will effect the divestiture of more than 50% of our stock. Although GE currently expects this divestiture to be effected through one or more additional public offerings of our common stock after this offering, if for any reason those additional public offerings are not completed or are not expected to satisfy the divestiture condition of the tax ruling and as called for in the Plan of Divestiture or if GE for any other reason decides to pursue an alternative method of disposition, GE has informed us that it intends to implement alternative methods to divest of our stock in order to carry out the Plan of Divestiture and satisfy the condition.

Description of Capital Stock

        We were incorporated in Delaware on October 23, 2003. The following information reflects our amended and restated certificate of incorporation and amended and restated bylaws as these documents will be in effect upon the completion of this offering. The following descriptions are summaries of the material terms of these documents and relevant sections of the General Corporation Law of the State of Delaware, referred to as the DGCL. Our amended and restated certificate of incorporation and amended and restated bylaws have been filed as exhibits to the registration statement of which this prospectus forms a part, and we refer to them in this prospectus as the certificate of incorporation and bylaws, respectively. The summaries of these documents are qualified in their entirety by reference to the full text of the documents.

General

        Our authorized capital stock consists of            shares of Class A Common Stock, par value $0.001 per share,             shares of Class B Common Stock, par value $0.001 per share, and            shares of preferred stock, par value $0.001 per share. Before this offering, there were no shares of Class A Common Stock and            shares of Class B Common Stock outstanding, all of which were held by GEFAHI. Immediately following completion of this offering,             shares of Class A Common Stock and            shares of Class B Common Stock will be outstanding, assuming the over-allotment option is not exercised.            shares of our Series A Preferred Stock will also be outstanding immediately following completion of this offering.

Common Stock

  Conversion

        The Class B Common Stock may only be owned by GE and its affiliates. Upon any sale or other disposition by GE of shares of Class B Common Stock to any person other than GE or an affiliate of GE, such shares of Class B Common Stock will automatically be converted into shares of Class A Common Stock. In addition, on the first date on which GE no longer beneficially owns at least 10% of our outstanding common stock, all outstanding shares of Class B Common Stock will automatically be converted into shares of Class A Common Stock, and we will no longer be authorized to issue Class B Common Stock.

  Voting Rights

        Except for the approval rights of the holders of the Class B Common Stock over certain corporate actions and except with respect to the election and removal of directors, the holders of Class A Common Stock and Class B Common Stock have identical rights and will be entitled to one vote per share with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. However, except as required by applicable law, holders of common stock will not be entitled to vote on any matter that solely relates to the terms of any outstanding series of preferred stock or the number of shares of such series and does not affect the number of authorized shares of preferred stock or the powers, privileges and rights pertaining to the common stock.

        Subject to the rights of the holders of any outstanding series of our preferred stock, our certificate of incorporation provides that until the first date on which GE owns 50% or less of the outstanding shares of our common stock, the number of authorized directors of our company will be 9. Beginning on the first date on which GE owns 50% or less but at least 10% of the outstanding shares of our common stock, the number of authorized directors of our company will be 11. Beginning on the first date on which GE owns less than 10% of the outstanding shares of our common stock, the number of authorized directors of our company will be fixed from time to time by a resolution adopted by our board of directors, but will not be less than 1 nor more than 15. Our certificate of incorporation also provides that until the first date on which GE owns less than 20% of our outstanding common stock, our board of directors will not establish an executive committee or any other committee having authority typically reserved for an executive committee.

        At each election of members of our board of directors:

  •
  when GE owns more than 50% of our outstanding common stock, GE as the holder of the Class B Common Stock will be entitled to elect five directors and the holders of the Class A Common Stock will be entitled to elect four directors;

  •
  when GE owns at least 33% and no more than 50% of our outstanding common stock, GE as the holder of the Class B Common Stock will be entitled to elect four directors, the holders of the Class A Common Stock will be entitled to elect five directors, and the holders of the Class A Common Stock and the Class B Common Stock, voting together as a single class, will be entitled to elect all remaining directors entitled to be elected by the holders of our common stock;

  •
  when GE owns at least 20% but less than 33% of our outstanding common stock, GE as the holder of the Class B Common Stock will be entitled to elect three directors, the holders of the Class A Common Stock will be entitled to elect five directors, and the holders of the Class A Common Stock and the Class B Common Stock, voting together as a single class, will be entitled to elect all remaining directors entitled to be elected by the holders of our common stock;

  •
  when GE owns at least 10% but less than 20% of our outstanding common stock, GE as the holder of the Class B Common Stock will be entitled to elect one director, the holders of the Class A Common Stock will be entitled to elect five directors and the holders of the Class A Common Stock and the Class B Common Stock, voting together as a single class, will be entitled to elect all remaining directors entitled to be elected by the holders of our common stock; and

  •
  when GE owns less than 10% of our common stock, all shares of Class B Common Stock held by GE will automatically convert into Class A Common Stock, and the holders of the Class A Common Stock will be entitled to elect all directors entitled to be elected by the holders of our common stock.

        Each director elected by the holders of the common stock will serve until the earlier of his or her death, resignation, disqualification, removal or until his successor is elected and qualified. The common stock will not have cumulative voting rights in the election of directors.

  Rights to Dividends and on Liquidation, Dissolution and Winding Up

        Subject to the prior rights of holders of preferred stock, if any, holders of Class A Common Stock and holders of Class B Common Stock are entitled to receive such dividends as may be lawfully declared from time to time by our board of directors. Upon any liquidation, dissolution or winding up of our company, whether voluntary or involuntary, holders of common stock will be entitled to receive such assets as are available for distribution to stockholders after there will have been paid or set apart for payment the full amounts necessary to satisfy any preferential or participating rights to which the holders of each outstanding series of preferred stock are entitled by the express terms of such series.

  Other Rights

        The Class A Common Stock sold in this offering will not have any preemptive, subscription, redemption or conversion rights. The outstanding shares of our common stock are, and the shares of Class A Common Stock being offered hereby will be, upon payment for such shares, validly issued, fully paid and non-assessable. Subject to the approval rights of the holders of the Class B Common Stock, additional shares of authorized common stock may be issued, as determined by our board of directors from time to time, without stockholder approval, except as may be required by applicable stock exchange requirements.

  Listing

        We intend to apply to list the Class A Common Stock on The New York Stock Exchange under the symbol "GNW."

Approval Rights of Holders of Class B Common Stock

        In addition to any other vote required by law or by our certificate of incorporation, until the first date on which GE owns less than 15% of our outstanding common stock, the prior affirmative vote or written consent of GE as the holder of the Class B Common Stock is required to authorize us to adopt or implement any stockholder rights plan or similar takeover defense measure. Also, in addition to any other vote required by law or by our certificate of incorporation, until the first date on which GE owns less than 20% of our outstanding common stock, the prior affirmative vote or written consent of GE as the holder of the Class B Common Stock is required for the following actions (subject in each case to certain agreed exceptions):

  •
  a merger involving us or any of our subsidiaries (other than mergers involving our subsidiaries to effect acquisitions permitted under the certificate of incorporation);

  •
  acquisitions by us or our subsidiaries of the stock or assets of another business for a price (including assumed debt) in excess of $700 million;

  •
  dispositions by us or our subsidiaries of assets in a single transaction or a series of related transactions for a price (including assumed debt) in excess of $700 million;

  •
  incurrence or guarantee of debt by us or our subsidiaries in excess of $700 million outstanding at any one time or that would reasonably be expected to result in a negative change in any of our credit ratings, excluding our debt (including the debt we intend to incur concurrently with, and shortly after, the completion of this offering) described in this prospectus, intercompany debt (within Genworth), debt incurred in connection with permitted securitization transactions and debt determined to constitute operating leverage by a nationally recognized statistical rating organization;

  •
  issuance by us or our subsidiaries of capital stock or other securities convertible into capital stock;

  •
  dissolution, liquidation or winding up of our company; and

  •
  alteration, amendment, termination or repeal of or adoption of any provision inconsistent with, the provisions of our certificate of incorporation or our bylaws relating to our authorized capital stock, the role of our Nominating and Corporate Governance Committee, the establishment of an executive committee of our board of directors (or any committee having authority typically reserved for an executive committee), the rights granted to the holders of the Class B Common Stock, amendments to our bylaws, stockholder action by written consent, stockholder proposals and meetings, limitation of liability of and indemnification of our officers and directors, the rights of holders of our Class A Common Stock and Class B Common Stock to elect directors, the size of our board of directors, corporate opportunities and conflicts of interest between our company and GE, and Section 203 of the DGCL.

Preferred Stock

        Our certificate of incorporation authorizes our board of directors to establish one or more series of our preferred stock and to determine, with respect to any series of our preferred stock, the terms and rights of such series, including:

  •
  the designation of the series;

  •
  the number of shares of each series, which number our board of directors may thereafter, except where otherwise provided in the applicable certificate of designation, increase or decrease, but not below the number of shares thereof then outstanding;

  •
  the rights in respect of any dividends or method of determining such dividends payable to the holders of the shares of such series, any conditions upon which such dividends will be paid and the dates or method of determining the dates upon which such dividends will be payable;

  •
  whether dividends, if any, will be cumulative or noncumulative;

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  the terms of redemption, if any, for shares of the series;

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  the amount payable to holders of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs;

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  whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the terms of such conversion or exchange;

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  restrictions on the issuance of shares of the same series or of any other class or series;

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  the voting rights, if any, of the holders of the shares of the series; and

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  any other relative rights, preferences and limitations of the series.

        Our board of directors has authorized the issuance of our Series A Preferred Stock, the terms of which are generally described below. We believe that the ability of our board of directors to issue one or more additional series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. Subject to the approval rights of the holders of the Class B Common Stock, the authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The New York Stock Exchange currently requires stockholder approval in several instances as a prerequisite to listing shares, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock, or in the amount of voting securities outstanding, of at least 20%. If the approval of our stockholders is not required for the issuance of shares of our preferred stock or our common stock, our board of directors may determine not to seek stockholder approval.

        Although our board of directors has no intention at the present time of doing so, it could issue a series of our preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based on its judgment as to the best interests of us and our stockholders. Our board of directors, in so acting, could issue our preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of such stock.

  Series A Preferred Stock

        As part of our corporate reorganization, we will issue $100 million of Series A Preferred Stock to GEFAHI. GEFAHI will offer the Series A Preferred Stock by means of a separate prospectus concurrently with this offering.

  General

        The Series A Preferred Stock initially will be limited in aggregate amount to $100 million. This amount is the sum of the aggregate liquidation amount of the Series A Preferred Stock. When issued and sold, the Series A Preferred Stock will have a liquidation preference per share equal to $50 and will be fully paid and non-assessable. The Series A Preferred Stock will rank junior to all of our indebtedness and other liabilities and will rank senior to our common stock. The Series A Preferred Stock will not be convertible into shares of common stock or any other securities of Genworth and will have no preemptive rights.

  Dividends

        Dividends on the Series A Preferred Stock will be fixed at an annual rate equal to    % of the liquidation value of $50 per share. Dividends will be payable quarterly in arrears on            ,            ,             and            of each year, beginning                        , 2004. Dividends not paid when due will accumulate additional dividends, compounded quarterly, at the annual rate of    % on the amount of unpaid distributions. The term "dividends" includes any of these additional dividends.

        Dividends taxable as dividends to corporate holders of the Series A Preferred Stock may be eligible for the "dividends received deduction" as specified in Section 243(a)(1) of the Internal Revenue Code of 1986, subject to various limitations. In the event the percentage of the dividends received deduction is changed, certain adjustments will be made with respect to dividends on the Series A Preferred Stock.

  Redemption

        We are required to redeem the Series A Preferred Stock on                        in whole at a price of $50.00 per share, plus unpaid distributions accrued to the date of redemption. There are no provisions for early redemption.

  Voting rights

        No voting rights.    Except as described below or otherwise required by applicable law, the holders of the Series A Preferred Stock will have no voting rights.

        Right to elect two additional directors during default period.    During any period, which we refer to in this section as the default period, in which accumulated distributions (whether or not earned or declared, and whether or not funds are then legally available in an amount sufficient therefor) have not been paid for six consecutive quarters, the number of directors constituting our board of directors will automatically be increased by two and the holders of record of the Series A Preferred Stock will possess full voting powers (to the exclusion of the holders of all other series and classes of our capital stock), voting together as a single class, to elect two directors to fill such newly created directorships.

        A default period will continue unless and until all accumulated and unpaid distributions on all shares of the Series A Preferred Stock then outstanding have been paid at which time the voting rights described in the preceding paragraph will cease, subject always, however, to the revesting of such voting power in the holders of the Series A Preferred Stock upon the commencement of an additional default period.

  Liquidation rights

        In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company, the holders of each share of the Series A Preferred Stock then outstanding will be entitled to receive and to be paid, out of our assets available for distribution to our shareholders after satisfying claims of creditors but before any payment or dissolution of assets is made to holders of our common stock or any other shares of our company of any class ranking junior to the Series A Preferred Stock upon such a liquidation, dissolution or winding up, liquidating distributions in an amount per share at $50.00, plus an amount equal to accumulated and unpaid dividends (whether or not earned or declared) to and including the date of final dissolution.

  Listing

        We will apply to list the Series A Preferred Stock on The New York Stock Exchange under the symbol "    ."

  Condition on the offering of Series A Preferred Stock

        The offering of the Series A Preferred Stock by the selling stockholder is conditioned upon the completion of this offering, and this offering is conditioned upon the completion of the offering of the Series A Preferred Stock.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws

  Board of Directors

        A director of our company may be removed for cause by the affirmative vote of the holders of at least a majority of the voting power of our outstanding Class A and Class B Common Stock (and any series of preferred stock entitled to vote in the election of directors), voting together as a single class. A director elected by the holders of the Class B Common Stock may be removed from office at any time, without cause, solely by the affirmative vote of the holders of the Class B Common Stock, voting as a separate class. A director elected by the vote of the holders of our Class A Common Stock, voting together as a single class, may be removed from office at any time, without cause, by the affirmative vote of the holders of a majority of our outstanding Class A Common Stock, voting together as a single class. A director elected by the vote of the holders of our Class A and Class B Common Stock, voting together as a single class, may be removed from office at any time, without cause, by the affirmative vote of the holders of a majority of our outstanding Class A and Class B Common Stock, voting together as a single class.

        For so long as GE beneficially owns at least 10% of our outstanding common stock, vacancies in our board of directors resulting from an increase in the size of our board of directors from 9 to 11 when GE ceases to own more than 50% of our outstanding common stock (as provided by our certificate of incorporation) will be filled in the following manner:

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    the first such vacancy will be filled by the vote of a majority of the directors elected by the holders of the Class A Common Stock; and

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    the second such vacancy will be filled by the vote of a majority of the directors elected by the holders of the Class A Common Stock and the Class B Common Stock, voting together as a single class.

For so long as GE owns at least 10% of our outstanding common stock, vacancies among the directors elected by the holders of the Class B Common Stock may be filled only by the vote of a majority of the Class B Common Stock directors remaining in office or, if there are none, by the holders of the Class B Common Stock. Vacancies among the directors elected by the holders of the Class A Common

Stock may be filled only by the vote of a majority of the Class A Common Stock directors remaining in office or, if there are none, by the holders of the Class A Common Stock. Vacancies among the directors elected by the holders of the Class A and Class B Common Stock voting together as a single class may be filled only by the vote of a majority of the directors elected by the holders of the Class A and Class B Common Stock remaining in office or, if there are none, by the holders of the Class A and Class B Common Stock voting together as a single class.

  Stockholder action by written consent; special meetings

        Our certificate of incorporation provides that except for actions taken by written consent by the holders of the Class B Common Stock with respect to matters subject to the approval only of the holders of the Class B Common Stock, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Until the first date on which GE owns less than 20% of our outstanding common stock, except as required by law and subject to the rights of the holders of any of our preferred stock, special meetings of our stockholders for any purpose or purposes may only be called by a majority of the whole board of directors or by GE as the holder of the Class B Common Stock. When GE owns less than 20% of our outstanding common stock, except as required by law and subject to the rights of the holders of any of our preferred stock, special meetings of our stockholders for any purpose or purposes may only be called by a majority of the whole board of directors or upon the written request of the holders of at least 40% of our outstanding common stock. No business other than that stated in the notice will be transacted at any special meeting. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by our board, GE or our stockholders as described above.

  Advance notice requirements for nominations

        Except with respect to candidates nominated for election by holders of our Class B Common Stock, our bylaws contain advance notice procedures with regard to stockholder proposals related to the nomination of candidates for election as directors. These procedures provide that notice of stockholder proposals related to stockholder nominations for the election of directors must be received by our corporate secretary, in the case of an annual meeting, no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, if the annual meeting is called for a date that is more than 30 days before or more than 70 days after that anniversary date, notice by the stockholder in order to be timely must be received not earlier than the close of business on the 120th day prior to such annual meeting or not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement is first made by us of the date of such meeting. If the number of directors to be elected to our board of directors at an annual meeting is increased and there is no public announcement by us naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice will be considered timely, but only with respect to nominees for the additional directorships, if it is delivered to our corporate secretary not later than the close of business on the tenth day following the day on which such public announcement is first made by us.

        Stockholder nominations for the election of directors at a special meeting must be received by our corporate secretary no earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of such special meeting and of the nominees proposed by our board of directors to be elected at such meeting.

        A stockholder's notice to our corporate secretary must be in proper written form and must set forth information related to the stockholder giving the notice and the beneficial owner (if any) on whose behalf the nomination is made, including:

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  the name and record address of the stockholder and the beneficial owner;

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  the class and number of shares of our capital stock which are owned beneficially and of record by the stockholder and the beneficial owner;

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  a representation that the stockholder is a holder of record of our stock entitled to vote at that meeting and that the stockholder intends to appear in person or by proxy at the meeting to bring the nomination before the meeting; and

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  a representation whether the stockholder or the beneficial owner intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of our outstanding capital stock required to elect the nominee, or otherwise to solicit proxies from stockholders in support of such nomination.

        As to each person whom the stockholder proposes to nominate for election as a director:

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  all information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Securities Exchange Act of 1934; and

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  the nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected.

  Advance notice requirements for stockholder proposals

        Our bylaws contain advance notice procedures with regard to stockholder proposals not related to director nominations. These notice procedures, in the case of an annual meeting of stockholders, are the same as the notice requirements for stockholder proposals related to director nominations discussed above insofar as they relate to the timing of receipt of notice by our corporate secretary.

        A stockholder's notice to our corporate secretary must be in proper written form and must set forth, as to each matter the stockholder and the beneficial owner (if any) proposes to bring before the meeting:

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  a description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and if such business includes a proposal to amend our bylaws, the language of the proposed amendment), the reasons for conducting the business at the meeting and any material interest in such business of such stockholder and beneficial owner on whose behalf the proposal is made;

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  the name and record address of the stockholder and beneficial owner;

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  the class and number of shares of our capital stock which are owned beneficially and of record by the stockholder and the beneficial owner;

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  a representation that the stockholder is a holder of record of our stock entitled to vote at the meeting and that the stockholder intends to appear in person or by proxy at the meeting to propose such business; and

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  a representation as to whether the stockholder or the beneficial owner intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of our outstanding capital stock required to approve or adopt the business proposal, or otherwise to solicit proxies from stockholders in support of such proposal.

  Amendments

        Subject to the right of the holders of our Class B Common Stock to withhold its consent to the amendment of the provisions of our certificate of incorporation relating to our authorized capital stock, the rights granted to the holders of the Class B Common Stock, the establishment of an executive committee of our board of directors (or any committee having authority typically reserved for an executive committee), amendments to our bylaws, stockholder action by written consent, the calling of stockholder meetings, limitation of liability of and indemnification of our officers and directors, the rights of holders of our Class A and Class B Common Stock to elect directors, the size of our board of directors, corporate opportunities and conflicts of interest between our company and GE, and Section 203 of the DGCL, the provisions of our certificate of incorporation may be amended by the affirmative vote of the holders of a majority of our outstanding common stock.

        Subject to the right of the holders of our Class B Common Stock to withhold its consent to the amendment of the provisions of our bylaws relating to the role of our Nominating and Corporate Governance Committee in meetings of our stockholders, advance notice requirements for stockholder proposals related to directors' nominations and other proposed business, and our board of directors, the provisions of our bylaws may be amended by the affirmative vote of the holders of a majority of our outstanding common stock or by the affirmative vote of a majority of our entire board of directors.

Provisions of Our Certificate of Incorporation Relating to Related-Party Transactions and Corporate Opportunities

        In order to address potential conflicts of interest between us and GE, our certificate of incorporation contains provisions regulating and defining the conduct of our affairs as they may involve GE and its officers and directors, and our powers, rights, duties and liabilities and those of our officers, directors and shareholders in connection with our relationship with GE. In general, these provisions recognize that we and GE may engage in the same or similar business activities and lines of business, have an interest in the same areas of corporate opportunities and will continue to have contractual and business relations with each other, including officers and directors of GE serving as our directors.

        Our certificate of incorporation provides that, subject to any written agreement to the contrary, GE will have no duty to refrain from:

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  engaging in the same or similar business activities or lines of business as us; or

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  doing business with any of our clients, customers or vendors.

        Our certificate of incorporation provides that if GE acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both us and GE, such corporate opportunity will belong to GE unless the corporate opportunity was expressly offered to GE in its capacity as a stockholder of Genworth. GE will to the fullest extent permitted by law have satisfied its fiduciary duty with respect to such a corporate opportunity and will not be liable to us or our stockholders for breach of any fiduciary duty as our stockholder by reason of the fact that GE acquires or seeks the corporate opportunity for itself, directs that corporate opportunity to another person or does not present that corporate opportunity to us.

        If one of our directors or officers who is also a director or officer of GE learns of a potential transaction or matter that may be a corporate opportunity for both us and GE, our certificate of incorporation provides that the director or officer will have satisfied his or her fiduciary duties to us and our stockholders with respect to the corporate opportunity, and we will have renounced our interest in the corporate opportunity if the director or officer acts in good faith in a manner consistent with the following policy:

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  a corporate opportunity offered to any of our directors who is not one of our officers and who is also a director or officer of GE will belong to us only if that opportunity is expressly offered to that person solely in his or her capacity as our director, and otherwise will belong to GE; and

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  a corporate opportunity offered to any of our officers who is also an officer of GE will belong to us, unless that opportunity is expressly offered to that person solely in his or her capacity as an officer of GE, in which case that opportunity will belong to GE.

        If one of our officers or directors, who also serves as a director or officer of GE, learns of a potential transaction or matter that may be a corporate opportunity for both us and GE in any manner not addressed in the foregoing descriptions, our certificate of incorporation provides that the director or officer will have no duty to communicate or present that corporate opportunity to us and will not be liable to us or our stockholders for breach of fiduciary duty by reason of GE's actions with respect to that corporate opportunity.

        For purposes of our certificate of incorporation, "corporate opportunities" include, but are not limited to, business opportunities that we are financially able to undertake, that are, from their nature, in our line of business, are of practical advantage to us and are ones in which we have an interest or a reasonable expectancy, and in which, by embracing the opportunities, the self-interest of GE or its officers or directors will be brought into conflict with our self-interest.

        By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our certificate of incorporation related to corporate opportunities that are described above.

Limitation of Liability and Indemnification Matters

        Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, that are incurred in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, known as a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification if the person seeking indemnification has been found liable to the corporation. The statute provides that it is not excluding other indemnification that may be granted by a corporation's bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

        Our certificate of incorporation provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of us or, while a director or officer of us, is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, whether the basis of such proceeding is the alleged action of such person in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by us to the fullest extent authorized by the DGCL against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Our certificate of incorporation also provides that we will pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the DGCL. These rights are not exclusive of any other right that any person may have or acquire under any statute, provision of our certificate of incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of these provisions will in any way diminish or adversely affect the rights of any director, officer, employee or agent of us under our certificate of incorporation in respect of any occurrence or matter arising prior to any such repeal or modification. Our certificate of incorporation also specifically authorizes us to maintain insurance and to grant similar indemnification rights to our employees or agents.

        Our certificate of incorporation provides that none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except, to the extent required by the DGCL, for liability:

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  for any breach of the director's duty of loyalty to us or our stockholders;

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  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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  for payments of unlawful dividends or unlawful stock purchases or redemptions under Section 174 of the DGCL; or

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  for any transaction from which the director derived an improper personal benefit.

        Neither the amendment nor repeal of this provision will eliminate or reduce the effect of the provision in respect of any matter occurring, or any cause of action, suit or claim that, but for the provision, would accrue or arise, prior to the amendment or repeal.

        The Master Agreement also provides for indemnification by us of GE and its directors, officers and employees for specified liabilities, including liabilities under the Securities Act of 1933.

Delaware Business Combination Statute

        Our certificate of incorporation contains a provision by which we expressly elect not to be governed by Section 203 of the DGCL, which is described below, until the moment in time, if ever, immediately following the time at which both of the following conditions exist: (a) Section 203 by its terms would, but for the terms of our certificate of incorporation, apply to us and (b) there occurs a transaction in which GE no longer owns at least 15% of our outstanding common stock. Accordingly, we are not currently subject to Section 203. Any person that acquires 15% or more of our outstanding common stock in the same transaction in which GE ceases to own at least 15% of our outstanding common stock will not be an interested stockholder under Section 203 as a result of that transaction.

        Section 203 of the DGCL provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder became an interested stockholder unless:

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  prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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  upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

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  at or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        Except as otherwise set forth in Section 203, an interested stockholder is defined to include:

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  any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

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  the affiliates and associates of any such person.

        Our election to not be subject to Section 203 may have positive or negative consequences, depending on the circumstances. Being subject to Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with us for a three-year period. Section 203 also may have the effect of preventing changes in our management. Section 203 also could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests. If the provisions of Section 203 were applicable, they may cause persons interested in acquiring us to negotiate in advance with our board of directors. In addition, because we did not elect to be subject to Section 203, GE, as a controlling stockholder, may find it easier to sell its controlling interest to a third party because Section 203 would not apply to such third party. The restrictions on business combinations set forth in Section 203 would not have been applicable to GE so long as GE continued to hold 15% or more of our common stock.

Insurance Regulations Concerning Change of Control

        The insurance holding company laws of many states regulate changes of control of insurance holding companies, such as our company. Generally, these laws provide that control over an insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10% or more of the voting securities of the insurer. Control also may be found to exist through contractual or other arrangements notwithstanding stock ownership. The Delaware, New York, North Carolina and Virginia insurance holding company laws, and similar laws in the U.K. and other jurisdictions in which we operate, require filings in connection with proposed acquisitions of control of domestic insurance companies. These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control involving us, including through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be The Bank of New York.

Description of Equity Units

        In this description, the words "we," "us" and "our" refer only to Genworth and not to any of its subsidiaries.

Summary

        As part of our corporate reorganization, we will issue $600 million of our Equity Units to GEFAHI, and GEFAHI will offer these Equity Units by means of a separate prospectus concurrently with this offering. The Equity Units initially will be issued in the form of Corporate Units. Each Corporate Unit will consist of:

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  a contract to purchase shares of our Class A Common Stock, which we refer to as the stock purchase contracts; and

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  a $25 ownership interest in our    % senior notes due 2009, which we refer to as the notes.

        The stock purchase contract underlying an Equity Unit requires the holder to purchase, and us to sell, for $25, on                        , 2007, which we refer to as the purchase contract settlement date, a number of newly issued shares of our Class A Common Stock equal to a settlement rate based on the average trading price of our Class A Common Stock at that time. We will also pay quarterly contract fees on each stock purchase contract at an annual rate of    % of the stated amount of $25 per Equity Unit.

        As described below, the notes will be remarketed to new purchasers immediately prior to the purchase contract settlement date to generate the cash necessary for the holders of Corporate Units to satisfy their obligations to purchase our Class A Common Stock pursuant to the stock purchase contract. The interest rate on the notes will be reset in the remarketing to whatever interest rate is necessary to induce purchasers to purchase all the notes remarketed at 100% of their principal amount. If the notes are not successfully remarketed prior to the purchase contract settlement date, all holders of notes will have the right to require us to purchase their notes on the purchase contract settlement date at a price equal to 100% of their principal amount.

The Stock Purchase Contracts

        Each stock purchase contract that is a component of an Equity Unit obligates the holder of the stock purchase contract to purchase, and obligates us to sell, on                         , 2007, for $25 in cash, a number of newly issued shares of our Class A Common Stock equal to the settlement rate. The settlement rate, subject to anti-dilution adjustments, will be calculated as described below:

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  if the applicable market value of our Class A Common Stock is equal to or greater than $            , which we refer to as the threshold appreciation price, the settlement rate will be            shares of our Class A Common Stock.

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  if the applicable market value of our Class A Common Stock is less than the threshold appreciation price but greater than $            , which we refer to as the reference price, the settlement rate will be a number of shares of our Class A Common Stock equal to the stated amount of $25 divided by the applicable market value.

  •
  if the applicable market value is less than or equal to the reference price of $            , the settlement rate will be            shares of our Class A Common Stock.

        By applicable market value we mean the average of the closing price per share of our Class A Common Stock on The New York Stock Exchange on each of the twenty consecutive trading days ending on the third trading day immediately preceding the purchase contract settlement date. The reference price is equal to the initial public offering price of our Class A Common Stock in this offering.

        Accordingly, assuming that the market price of our Class A Common Stock on the purchase contract settlement date is the same as the applicable market value, the aggregate market value of the shares a holder of Equity Units receives upon settlement of the purchase contracts will be (i) greater than the stated amount if the applicable market value is greater than the threshold appreciation price, (ii) equal to the stated amount if the applicable market value is between the threshold appreciation price and the reference price and (iii) less than the stated amount if the applicable market value is less than the reference price.

        We will pay holders of Equity Units quarterly contract fees on each stock purchase contract at a rate of    % per year of the stated amount of $25 per Equity Unit, or $            per year.

        On the purchase contract settlement date, an Equity Unit holder may satisfy its obligations under the stock purchase contracts by:

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  in the case of the Corporate Units, (i) through the automatic application of the proceeds of the remarketing, (ii) by exercising its right to require us to purchase its notes if the remarketing of the notes is not successful, or (iii) by delivering $25 in cash; or

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  in the case of the Treasury Units, as defined below, through the automatic application of the proceeds of the Treasury securities.

        The ownership interest in notes that is a component of each Corporate Unit will be pledged to us to secure the holder's obligations to purchase our Class A Common Stock from us under the stock purchase contract.

        The stock purchase contracts and the obligations of both us and the holders of the Equity Units under the stock purchase contracts automatically terminate without any further action upon our bankruptcy, insolvency or reorganization.

Early Settlement of Stock Purchase Contracts

        Holders of Equity Units may elect to settle the stock purchase contracts early by delivering $25 in cash at any time through the seventh business day immediately preceding the purchase contract settlement date in the case of Corporate Units or any time through the second business day immediately preceding the purchase contract settlement date using cash in the case of Treasury Units, in which case                        shares of our Class A Common Stock will be issued pursuant to each stock purchase contract. We refer to this as optional early settlement. Optional early settlement of the stock purchase contracts results in the issuance of a number of shares of our Class A Common Stock equal to the minimum settlement rate, which is the same number that would be issued on the purchase contract settlement date if the applicable market value was less than or equal to the reference price of $            , regardless of the actual market value of our Class A Common Stock at the time of the optional early settlement.

        If we are involved in a merger in which at least 30% of the consideration for our Class A Common Stock consists of cash or cash equivalents, then each holder of an Equity Unit will have the right to settle the component stock purchase contract at the settlement rate in effect immediately before the closing of the cash merger, based on the applicable market value of our Class A Common Stock as if the closing date of the merger was the purchase contract settlement date, by delivering $25 in cash. We refer to this as cash merger early settlement. If a holder elects cash merger early settlement, we will deliver to such holder on the cash merger early settlement date the kind and amount of securities, cash or other property that such holder would have been entitled to receive in the cash merger if it had settled the stock purchase contract immediately before the cash merger.

        Following either optional early settlement or cash merger early settlement, the Equity Units of which the settled stock purchase contracts were a component will be cancelled and the related note or Treasury Security will be released to the holder and then will be separately transferable.

        Both optional early settlement and cash merger early settlement are subject to the condition that if required under the U.S. federal securities laws, we have a registration statement under the Securities Act of 1933 in effect covering the Class A Common Stock or other securities deliverable upon settlement of a stock purchase contract. We will agree to use our reasonable best efforts to have a registration statement in effect covering such Class A Common Stock or other securities if so required by the U.S. federal securities laws.

Remarketing

        Remarketing allows holders of Corporate Units to satisfy their obligations under the related stock purchase contracts by reselling the notes through the remarketing agent and using the proceeds of the remarketing to pay the purchase price under the related stock purchase contracts. Holders of notes that are separate from the Corporate Units also may elect to participate in the remarketing. Unless one of the conditions to remarketing, which include the effectiveness of a registration statement under the Securities Act of 1933, if required by the U.S. federal securities laws, is not satisfied, the notes that underlie each outstanding Corporate Unit (other than Corporate Units for which the holder has elected to settle the related stock purchase contracts with separate cash on the purchase contract settlement date) as well as any other notes the holders of which have decided to have included in the remarketing will be remarketed on the fifth business day immediately preceding the purchase contract settlement date. If such remarketing is not successful, remarketings will also be attempted on the fourth business day immediately preceding the purchase contract settlement date, and, if necessary, the third business day immediately preceding the purchase contract settlement date.

        Upon a successful remarketing, the portion of the proceeds equal to the aggregate principal amount of the notes remarketed that underlie the Corporate Units will automatically be applied to satisfy in full the Corporate Units holders' obligations to purchase our Class A Common Stock under the related stock purchase contracts. If any proceeds remain after satisfying such obligations, the remarketing agent will remit such remaining proceeds to the purchase contract agent for the benefit of the holders. We will pay a separate fee to the remarketing agent for its services, and holders of notes will not in any way be responsible for paying any fee to the remarketing agent.

        If the notes have not been successfully remarketed on or prior to the third business day immediately prior to the purchase contract settlement date, either because the remarketing agent cannot obtain a price of at least 100% of the total principal amount of the notes remarketed or because one of the conditions to the remarketing has not been satisfied, holders of all notes will have the right to require us to purchase their notes for an amount equal to the principal amount of their notes, plus accrued and unpaid interest, on the purchase contract settlement date. A holder of Corporate Units will be deemed to have automatically exercised this right with respect to the notes underlying such Corporate Units, unless such holder has settled the related stock purchase contracts with separate cash on or prior to the purchase contract settlement date, and will be deemed to have elected to apply the amount of the proceeds of the price equal to the principal amount of the notes against such holder's obligations to us under the related stock purchase contracts, thereby satisfying such obligations in full. Upon the application of such proceeds, we will deliver to such holder our Class A Common Stock pursuant to the related stock purchase contracts.

Creation of Treasury Units

        At any time prior to the purchase contract settlement date, holders of Corporate Units will have the right to substitute a zero coupon U.S. Treasury security with a principal amount equal to that of the

notes that mature on                        , 2007, thereby creating Treasury Units. The Treasury security that underlies the Treasury Units will be pledged to us to secure the holder's obligations under the stock purchase contract. Holders of Treasury Units may recreate Corporate Units at any time prior to the purchase contract settlement date by substituting notes having a principal amount equal to the aggregate principal amount at stated maturity of the Treasury securities for which substitution is being made.

        The components of the Corporate Units and the Treasury Units are not separately transferable while a part of the unit. Stock purchase contracts are never transferable except as part of a Corporate Unit or Treasury Unit. Notes are not transferable except as part of a Corporate Unit unless they are separated from the Corporate Unit, either through collateral substitution and creation of a Treasury Unit or following settlement of the stock purchase contracts. Treasury securities that are a component of a Treasury Unit are not transferable except as part of such Treasury Unit.

Notes

        Initially, interest on the notes will be payable quarterly at the annual rate of            % of the principal amount of the notes, to, but excluding                         , 2007, the purchase contract settlement date. Holders of Corporate Units will receive their pro rata share of interest payments on the notes underlying their Corporate Units.

        Upon a successful remarketing, the reset rate will be the rate determined by the remarketing agent as the interest rate the notes should bear in order for the notes remarketed to have an approximate aggregate market value on the remarketing date of 100% of the aggregate principal amount of the notes remarketed. The reset rate may not exceed the maximum rate, if any, permitted by applicable law. Following a reset of the interest rate, the interest rate on the notes will equal the reset rate from, and including, the purchase contract settlement date, to but excluding,                         , 2009, the maturity date of the notes. The interest rate on the notes will not be reset if there is not a successful remarketing and interest will continue to be payable at the initial rate from and including the purchase contract settlement date to but excluding the maturity date of the notes. Following the purchase contract settlement date, interest will be paid semi-annually, commencing            , 2007, whether or not there has been a successful remarketing.

        The notes will rank equally and ratably with all of our other unsecured and unsubordinated obligations.

Listing

        We intend to apply to list the Corporate Units on The New York Stock Exchange under the symbol "    ." Neither the Treasury Units nor the notes will initially be listed, but if they are separately traded to a sufficient extent that the applicable exchange listing requirements are met, we will endeavor to cause the Treasury Units and the notes to be listed on the exchange on which the Corporate Units are listed.

Condition on the Offering of the Equity Units

        The offering of the Equity Units is conditioned upon the completion of this offering, and this offering is conditioned upon the completion of the offering of the Equity Units.

Accounting Treatment

        The fair value of the Corporate Units we issue to GEFAHI will be recorded in our financial statements based on an allocation between the stock purchase contracts and the notes in proportion to their respective fair market values. The present value of the contract fees on the stock purchase contracts will be recorded as a liability and a reduction of stockholders' equity. This liability increases over three years by interest charges to the statement of earnings based on a constant rate calculation. Contract fees paid on the stock purchase contracts will reduce this liability.

        The stock purchase contracts are forward transactions in our Class A Common Stock. Upon settlement of each stock purchase contract, we will receive $25 for the stock purchase contract and will issue the requisite number of shares of our Class A Common Stock. The $25 that we receive will increase stockholders' equity.

        Before the issuance of our Class A Common Stock upon settlement of the stock purchase contracts, the stock purchase contracts will be reflected in our diluted earnings per share calculations using the treasury stock method. Under this method, the number of shares of our Class A Common Stock used in calculating diluted earnings per share (based on the settlement formula applied at the end of the reporting period) will be deemed to be increased by the excess, if any, of the number of shares that would be issued upon settlement of the stock purchase contracts at such time over the number of shares that could be purchased by us in the market (at the average market price during the period) using the proceeds receivable upon settlement. Consequently, we anticipate there will be no dilutive effect on our earnings per share except during periods when the average market price of our Class A Common Stock is above the threshold appreciation price of $                  .

Description of Certain Indebtedness

        In this description, the words "we," "us" and "our" refer only to Genworth and not to any of its subsidiaries.

Short-term Intercompany Note

        As part of the consideration for the assets to be transferred to us in connection with our corporate reorganization, we will issue to GEFAHI the $2.4 billion Short-term Intercompany Note that matures on            , 2004.

Contingent Note

        As part of the consideration for the assets to be transferred to us in connection with our corporate reorganization, we will issue to GEFAHI the $550 million Contingent Note, which is a non-interest-bearing note that matures on the first anniversary of the completion of this offering. The Contingent Note will be a general unsecured obligation of our company and will be subordinated in right of payment to all of our existing and future senior indebtedness. The note will be repaid solely to the extent that statutory contingency reserves from our U.S. mortgage insurance business in excess of $150 million are released and paid to us as a dividend by the first anniversary of the completion of this offering. The release of these reserves and payment of the dividend by our U.S. mortgage insurance business to us are subject to statutory limitations, regulatory approval and the absence of any impact on our financial ratings, including both insurance subsidiary financial strength ratings and our credit ratings. We will be required to use reasonable best efforts to obtain all regulatory approvals that are required for our principal U.S. mortgage insurance subsidiary to release statutory contingency reserves and declare and pay a dividend to us to satisfy the repayment of the Contingent Note. Once we have obtained the required regulatory approvals and rating agency affirmations, GEFAHI has the right to require repayment of the note prior to the maturity date. If regulatory approval has been obtained by the anniversary date, but our financial ratings have not been affirmed, the Contingent Note may be extended at GEFAHI's option for a period up to 12 months from the anniversary date, if necessary, to obtain rating agency affirmation. If rating agency affirmation of our financial ratings is not obtained during this extended period, the Contingent Note will be canceled. Any portion of the Contingent Note that is not repaid by the first anniversary of the completion of this offering or the extended term, if applicable, will be canceled. We will record any portion of the Contingent Note that is canceled as a capital contribution.

Short-term Revolving Credit Facility

        Concurrently with the completion of this offering, we will enter into a $2.4 billion short-term revolving credit facility with a syndicate of banks. We will borrow the entire amount available under that facility prior to the completion of this offering to repay the $2.4 billion Short-term Intercompany Note. We intend to repay the lenders under the short-term revolving credit facility with proceeds from the issuance of senior notes and commercial paper, both of which we intend to complete shortly after the completion of this offering.

New Senior Notes

        Shortly after the completion of this offering, we intend to offer an aggregate principal amount of approximately $1.9 billion of senior notes in a public offering. The senior notes offering will be made pursuant to a separate prospectus. We will issue the senior notes in multiple series of varying maturities.

        The senior notes will be unsecured obligations of Genworth, equal in right of payment with all other existing and future unsecured and unsubordinated indebtedness of Genworth and senior in right of payment to any future subordinated indebtedness of Genworth. The senior notes will not be convertible into any other security or be entitled to the benefit of any sinking fund.

        The senior notes will not be redeemable prior to maturity except that the senior notes are redeemable as a result of certain changes in the tax laws of the United States.

        The senior notes indenture will contain covenants that, among other things, will restrict our ability to engage in mergers, consolidations and transfers of substantially all of our assets. The senior notes indenture will also include various events of default customary for such type of agreements, such as failure to pay principal and interest when due on the senior notes, cross defaults on other indebtedness and certain events of bankruptcy, insolvency and reorganization.

        We intend to apply to list the senior notes on The New York Stock Exchange under the symbol "            ."

        We intend to apply the net proceeds from the offering of senior notes to the repayment of the short-term revolving credit facility.

Commercial Paper Facility

        Shortly after the completion of this offering, we intend to establish a $1 billion commercial paper program and to issue approximately $500 million in commercial paper from that program. We intend to apply the net proceeds from the issuance of commercial paper to the repayment of the short-term revolving credit facility. Issuance of commercial paper in excess of $500 million outstanding at any one time may be subject to GE's right as the holder of the Class B Common Stock to approve our incurrence of debt in excess of $700 million outstanding at any one time. See "Description of Capital Stock—Approval Rights of Holders of Class B Common Stock."

New Credit Facilities

        We intend to enter into revolving lines of credit with unaffiliated banks after the completion of this offering. We currently expect these to consist of a $1 billion short-term facility and a $1 billion medium-term facility. Our ability to borrow under these facilities may be subject to GE's right as the holder of the Class B Common Stock to approve our incurrence of debt in excess of $700 million outstanding at any one time. See "Description of Capital Stock—Approval Rights of Holders of Class B Common Stock."

Yen Notes

        In June 2001, GEFAHI sold ¥60 billion of 1.6% notes due June 20, 2011 in a public offering. These notes were issued under an indenture dated June 26, 2001 between GEFAHI and The Chase Manhattan Bank, as Trustee. Pursuant to the terms of the indenture, we will assume all obligations under the indenture and these notes in connection with our corporate reorganization and the transfer of substantially all of GEFAHI's assets to us. GEFAHI will be released from all its obligations under the indenture and the notes.

        These existing senior notes constitute unsecured senior indebtedness and are senior in right of payment to all our existing and future subordinated indebtedness and will be pari passu with the new senior notes. The notes are not subject to redemption prior to maturity or to any sinking fund, except that the notes are redeemable as a result of certain changes in the tax laws of the U.S. The indenture contains covenants that, among other things, will restrict our ability to engage in mergers, consolidations and transfers of substantially all of our assets.

        We have entered into arrangements to swap our obligations under these notes to a U.S. dollar obligation with a principal amount of $485 million and bearing interest at a rate of 4.84% per annum.

Shares Eligible for Future Sale

        Sales of substantial amounts of our common stock in the public market after the offering or the perception that such sales could occur could adversely affect the market price of our common stock and our ability to raise equity capital in the future on terms favorable to us. We can make no prediction as to the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price prevailing from time to time. We intend to list our Class A Common Stock on The New York Stock Exchange under the symbol "GNW." The Class B Common Stock will not be listed on any stock exchange.

Sale of Restricted Shares

        Upon completion of this offering, we will have outstanding            million shares of Class A Common Stock and            million shares of Class B Common Stock (assuming the underwriters' over-allotment option is not exercised). All the shares of Class A Common Stock sold in the offering will be freely tradable without restriction or further registration under the Securities Act of 1933, except for any shares purchased by or owned by our "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. Shares held by affiliates may not be resold in the absence of registration under the Securities Act of 1933 or pursuant to an exemption from registration, including, among others, the exemption provided by Rule 144 under the Securities Act of 1933. Approximately    of our shares of Class A Common Stock will be beneficially owned by our officers, directors and other affiliates immediately after the completion of this offering.

        Upon completion of this offering, GE will beneficially own approximately    % of our outstanding common stock (consisting of 100% of our outstanding shares of Class B Common Stock and no shares of Class A Common Stock), if the underwriters' over-allotment option is not exercised. This offering is the first step in GE's plan to dispose of more than 50% by value of its interest in us. GE's transfer of assets to us has been structured to qualify for the election under section 338 of the Internal Revenue Code, and GE has received a ruling from the U.S. Internal Revenue Service that the transfer will qualify for that election provided that certain conditions are met. Among those conditions is that GE must complete its disposition of more than 50% by value of its interest in Genworth within two years after the completion of this offering. GE has informed us that its failure to satisfy this condition and to qualify for the tax election would result both in significant additional tax liability for GE and in elimination of the section 338 benefit (and our associated liability) that is the subject of the Tax Matters Agreement, as discussed under "Arrangements Between GE and Our Company—Relationship with GE—Tax Matters Agreement." Accordingly, GE has informed us that it fully intends to and expects to meet this condition and has adopted a Plan of Divestiture under which it will effect the divestiture of more than 50% of our stock. Although GE currently expects this divestiture to be effected through one or more additional public offerings of our common stock after this offering, if for any reason those additional public offerings are not completed or are not expected to satisfy the divestiture condition of the tax ruling and as called for in the Plan of Divestiture or if GE for any other reason decides to pursue an alternative method of disposition, GE has informed us that it intends to implement alternative methods to divest of our common stock in order to carry out the Plan of Divestiture and satisfy the condition.

        We are unable to predict whether significant numbers of shares will be sold in the open market or otherwise in anticipation of or following any sales of our shares by GE.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned for at least one year shares of common stock that are restricted securities would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding or approximately            shares of common stock immediately after this offering; or

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  the average weekly trading volume of the common stock on The New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain restrictions on the manner of sale, certain notice requirements, and the availability of current public information about us.

        Under Rule 144(k), a person who has not been one of our affiliates at any time during the three months before a sale, and who has beneficially owned the restricted shares for at least two years, is entitled to sell the shares immediately after the date of this prospectus without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Lock-up Agreements

        We, our executive officers and directors and GE have agreed with the underwriters pursuant to lock-up agreements that, subject to limited exceptions described in "Underwriters," for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of shares of common stock, or cause a registration statement covering any shares of common stock to be filed, without the prior written consent of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. The underwriters do not have any present intention or arrangement to release any shares of common stock subject to lock-up agreements prior to the expiration of the lock-up period.

Registration Rights

        As described in "Arrangements Between GE and Our Company—Relationship with GE—Registration Rights Agreement," we will enter into a registration rights agreement with GE. We do not have any other contractual obligations to register our common stock.

Certain U.S. Federal Tax Considerations
for Non-U.S. Holders of Common Stock

        The following is a general discussion of the material U.S. federal income and estate tax consequences to Non-U.S. Holders of the purchase, ownership and disposition of our common stock. A "Non-U.S. Holder" is a beneficial owner of our common stock that holds such stock as a capital asset and is generally an individual, corporation, estate or trust other than:

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  an individual who is a citizen or resident of the U.S.;

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  a corporation (or an entity taxed as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S. or of any subdivision thereof;

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  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; and

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  a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

        This summary provides general information only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to the purchase, ownership and disposition of our common stock by a prospective Non-U.S. Holder in light of that investor's particular circumstances (including potential application of the alternative minimum tax).

        This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (referred to as the Code), Treasury regulations promulgated thereunder, and administrative rulings and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis; any such change could affect the continuing validity of this discussion. This discussion does not address the U.S. federal income tax consequences to certain Non-U.S. Holders that are subject to special provisions of the U.S. tax laws (such as Non-U.S. Holders who are broker-dealers, insurance companies, tax-exempt organizations, banks, financial institutions, or "financial services entities"); Non-U.S. Holders that hold our common stock together with other investments as part of a "straddle," "hedge," "constructive sale" or "conversion transaction;" Non-U.S. Holders whose functional currency is not the U.S. dollar; Non-U.S. Holders who received our common stock as compensation; Non-U.S. Holders who have elected mark-to-market accounting; and certain expatriates or former long-term residents of the U.S. who are taxable under section 877 of the Internal Revenue Code. In addition, this discussion does not consider the tax treatment of Non-U.S. Holders that are partnerships or pass-through entities for U.S. federal income tax purposes, or Non-U.S. Holders who hold our common stock through a partnership or other pass-through entity. Further, this discussion does not consider any aspect of state, local or non-U.S. tax laws.

        Each prospective Non-U.S. Holder is advised to consult that person's own tax adviser with respect to the U.S. federal, state or local or non-U.S. tax consequences of purchasing, holding and disposing of our common stock.

U.S. Trade or Business Income

        For purposes of the discussion below, dividends and gains on the sale, exchange or other disposition of our common stock will be considered to be "U.S. trade or business income" if such income or gain is:

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  effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business; or

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  in the case of a treaty resident, attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) maintained by the Non-U.S. Holder in the U.S.

        Generally, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation also may, under specific circumstances, be subject to an additional "branch profits tax" at a 30% rate (or a lower rate that may be specified by an applicable tax treaty).

Dividends

        Dividends, if any, that are paid to a Non-U.S. Holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate (or a lower rate that may be specified by an applicable tax treaty). However, dividends that are U.S. trade or business income are not subject to the withholding tax. To claim an exemption from withholding in the case of U.S. trade or business income, or to claim the benefits of an applicable tax treaty, a Non-U.S. Holder must provide us or our paying agent with a properly executed IRS Form W-8ECI (in the case of U.S. trade or business income) or IRS Form W-8BEN (in the case of a treaty), or any successor form that the Internal Revenue Service designates, as applicable, prior to the payment of the dividends. The information provided in these IRS forms must be periodically updated. In certain circumstances, a Non-U.S. Holder who is claiming the benefits of an applicable tax treaty may be required (a) to obtain and to provide a U.S. taxpayer identification number or (b) to provide certain documentary evidence issued by governmental authorities of a foreign country to prove the Non-U.S. Holder's residence in that country. Also, Treasury regulations provide special procedures for payments of dividends through qualified intermediaries.

Sale or Exchange of Our Common Stock

        Except as described below and subject to the discussion below concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale or exchange of our common stock generally will not be subject to U.S. federal income or withholding tax, unless:

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  the gain is U.S. trade or business income;

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  subject to certain exceptions, the Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of the disposition and meets certain other requirements; or

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  we are or have been a "U.S. real property holding corporation" (a "USRPHC") for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of our common stock and the Non-U.S. Holder's holding period for our common stock.

        The tax relating to stock in a USRPHC does not apply to a Non-U.S. Holder whose holdings, actual and constructive, amount to 5% or less of our common stock at all times during the applicable period, provided that our common stock is regularly traded on an established securities market. As of the date of this offering, our common stock will be traded on an established securities market.

        Generally, a corporation is a USRPHC if the fair market value of its "U.S. real property interests" equals 50% or more of the sum of the fair market values of (a) its worldwide real property interests and (b) its other assets used or held for use in a trade or business. We believe that we have not been and are not currently a USRPHC for U.S. federal income tax purposes, nor do we anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not become a USRPHC. Non-U.S. Holders are urged to consult their tax advisers to determine the application of these rules to their disposition of our common stock.

Federal Estate Taxes

        Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting Requirements and Backup Withholding

        We must report annually to the Internal Revenue Service and to each Non-U.S. Holder any dividend that is paid to the Non-U.S. Holder. Copies of these information returns also may be made available under the provisions of a treaty or other agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Treasury regulations provide that the backup withholding tax on such dividends (currently at a rate of 28%), as well as certain information reporting requirements, will not apply to dividends paid on our common stock if (a) the Non-U.S. Holder, prior to payment, provides a properly executed IRS Form W-8BEN certifying that the Non-U.S. Holder is not a U.S. person, or otherwise establishes an exemption, and (b) neither we nor our paying agent have actual knowledge, or reason to know, that the Non-U.S. Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

        The payment of the gross proceeds from the sale, exchange or other disposition of our common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless (a) the Non-U.S. Holder, prior to payment, certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption, and (b) the broker does not have actual knowledge, or reason to know, that the Non-U.S. Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the gross proceeds from the sale, exchange or other disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the U.S. that render the broker a "U.S.-related person." In the case of the payment of the gross proceeds from the sale, exchange or other disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S.-related person, Treasury regulations require information reporting (but not backup withholding) on the payment unless (a) the broker, prior to payment, has documentary evidence in its files that the owner is a Non-U.S. Holder, and (b) the broker has no knowledge, or reason to know, to the contrary.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-U.S. Holder's U.S. federal income tax liability, provided that the required information is provided to the Internal Revenue Service.

        The preceding discussion of the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock by a Non-U.S. Holder is general information only and is not tax advice. Accordingly, each investor should consult the investor's own tax adviser about the applicability of such consequences in light of the investor's particular situation, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable law.

Underwriters

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. are acting as representatives, have severally agreed to purchase, and GEFAHI, the selling stockholder, has agreed to sell to them, severally, the number of shares of Class A Common Stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Goldman, Sachs & Co.

Total

        The underwriters are offering the shares of Class A Common Stock subject to their acceptance of the shares from the selling stockholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A Common Stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A Common Stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of Class A Common Stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $            a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $            a share to other underwriters or to certain dealers. After the initial offering of the shares of Class A Common Stock, the offering price and other selling terms may from time to time be varied by the representatives.

        The selling stockholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                         additional shares of Class A Common Stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A Common Stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A Common Stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of Class A Common Stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $            , the total underwriters' discounts and commissions would be $            and total proceeds to the selling stockholder would be $                  .

        The underwriting discounts and commissions will be determined by negotiations among the selling stockholder and the representatives and are a percentage of the offering price to the public. Among the factors to be considered in determining the discounts and commissions will be the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions. The estimated offering expenses are approximately $                      , which includes legal,

accounting and printing costs and various other fees associated with registering and listing the Class A Common Stock. All offering expenses will be payable by GE.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Class A Common Stock offered by them.

        We intend to apply to list the Class A Common Stock on The New York Stock Exchange under the symbol "GNW."

        Each of Genworth, the selling stockholder, the directors and executive officers of our company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

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  file or cause to be filed any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

  •
  the sale of shares of Class A Common Stock to the underwriters;

  •
  the sale of Equity Units to the underwriters of the concurrent offering or the issuance by us of Class A Common Stock pursuant to the conversion of the Equity Units;

  •
  the grant by us of stock options, restricted stock or other awards pursuant to our benefit plans as described in this prospectus, provided that such options, restricted stock or awards do not become exercisable or vest during such 180-day period;

  •
  the issuance by us of shares of Class A Common Stock in connection with the acquisition of another corporation or entity or the acquisition of assets or properties of any such corporation or entity, so long as the aggregate amount of such issuances does not exceed $500 million and each of the recipients of the Class A Common Stock agrees in writing to be bound by the restrictions described in this paragraph for the remainder of such 180-day period;

  •
  the private transfer by the selling stockholder of restricted shares of common stock or restricted Equity Units, so long as the recipient of such common stock or Equity Units agrees in writing to be bound by the restrictions described in this paragraph for the remainder of such 180-day period;

  •
  the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding upon completion of this offering and which is described in this prospectus of which the underwriters have been advised in writing; or

  •
  transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the closing of the offering of the shares.

        The 180-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the "lock-up" restrictions described above subject to limited exceptions, will continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.

        In order to facilitate the offering of the Class A Common Stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Common Stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale or position may be either "covered" or "naked." A short sale is covered if the aggregate short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position to the extent of the excess. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A Common Stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of Class A Common Stock in the open market to stabilize the price of the Class A Common Stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the Class A Common Stock in the offering, if the syndicate repurchases previously distributed Class A Common Stock to cover syndicate short positions or to stabilize the price of the Class A Common Stock. These activities may raise or maintain the market price of the Class A Common Stock above independent market levels or prevent or retard a decline in the market price of the Class A Common Stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        From time to time, the underwriters or their affiliates have provided, and continue to provide, investment banking and other financial services to GE, Genworth and other GE affiliates in the ordinary course of business.

        Genworth, the selling stockholder and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

Pricing of the Offering

        Prior to this offering, there has been no public market for the shares of Class A Common Stock. The initial public offering price will be determined by negotiations among Genworth, the selling stockholder and the representative of the underwriters. Among the factors to be considered in determining the initial public offering price will be the future prospects of our company and our industry in general, sales, earnings and certain other financial operating information of our company in recent periods, and the price-earnings ratios, price-to-book-value ratios, market prices of comparable companies and certain financial and operating information of companies engaged in activities similar to those of our company. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Legal Matters

        The validity of the shares of Class A Common Stock offered hereby will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

Experts

        The combined financial statements and schedule for Genworth Financial, Inc. as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002 have been included herein in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report refers to a change in accounting for goodwill and other intangible assets in 2002, and a change in accounting for derivative instruments and hedging activities in 2001.

        The statement of financial position of Genworth Financial, Inc. as of October 23, 2003 (the date of incorporation of Genworth Financial, Inc.) has been included herein in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Additional Information

        We have filed with the SEC a registration statement on Form S-1 with respect to the Class A Common Stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. For further information with respect to us and our Class A Common Stock, reference is made to the registration statement and exhibits and schedules thereto. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

        Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC's public reference rooms and the website of the SEC referred to above.

        WHEN THE TRANSACTIONS REFERRED TO IN NOTE 1 OF THE NOTES TO THE COMBINED FINANCIAL STATEMENTS HAVE BEEN CONSUMMATED, WE WILL BE IN A POSITION TO RENDER THE FOLLOWING REPORT.

                      /s/ KPMG LLP

Independent Auditors' Report

The Board of Directors
Genworth Financial, Inc.:

        We have audited the accompanying combined statement of financial position of Genworth Financial, Inc. (the "Company") as of December 31, 2002 and 2001, and the related combined statements of earnings, stockholder's interest, and cash flows for each of the years in the three-year period ended December 31, 2002. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Genworth Financial, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 to the combined financial statements, the Company changed its method of accounting for goodwill and other intangible assets in 2002, and its method of accounting for derivative instruments and hedging activities in 2001.

Richmond, Virginia
January 6, 2004, except as to
Note 1, which is as of                        , 2004

Genworth Financial, Inc.

Combined Statement of Earnings

(Dollar amounts in millions)

	Years Ended December 31,
	2002	2001	2000
Revenues:
Premiums	$6,107	$6,012	$5,233
Net investment income	3,979	3,895	3,678
Net realized investment gains	204	201	262
Policy fees and other income	939	993	1,053

Total revenues	11,229	11,101	10,226

Benefits and expenses:
Benefits and other changes in policy reserves	4,640	4,474	3,586
Interest credited	1,645	1,620	1,456
Underwriting, acquisition, and insurance expenses, net of deferrals	1,808	1,823	1,813
Amortization of deferred acquisition costs and intangibles	1,221	1,237	1,394
Interest expense	124	126	126

Total benefits and expenses	9,438	9,280	8,375

Earnings from continuing operations before income taxes and accounting changes	1,791	1,821	1,851
Provision for income taxes	411	590	576

Net earnings from continuing operations before accounting changes	1,380	1,231	1,275
Net (loss) earnings from discontinued operations	(206)	180	140

Net earnings before accounting changes	1,174	1,411	1,415
Cumulative effect of accounting changes, net of taxes	—	(15)	—

Net earnings	$1,174	$1,396	$1,415

Pro forma earnings per share:
Basic

Diluted

See Notes to Combined Financial Statements

Genworth Financial, Inc.

Combined Statement of Financial Position

(Dollar amounts in millions)

	December 31,
	2002	2001
Assets
Investments:
Fixed maturities available-for-sale, at fair value	$60,797	$53,495
Equity securities available-for-sale, at fair value	1,295	1,835
Mortgage and other loans, net of valuation allowance of $45 and $58	5,302	4,499
Policy loans	983	874
Short-term investments	833	104
Other invested assets	2,870	2,170

Total investments	72,080	62,977
Cash and cash equivalents	1,569	881
Accrued investment income	1,245	1,282
Deferred acquisition costs	5,332	4,473
Intangible assets	1,592	1,755
Goodwill	1,702	1,586
Reinsurance recoverable	2,202	1,875
Other assets	2,073	2,486
Separate account assets	7,484	9,657
Assets associated with discontinued operations	22,078	17,026

Total assets	$117,357	$103,998

Liabilities and Stockholder's Interest
Liabilities:
Future annuity and contract benefits	$56,538	$50,175
Liability for policy and contract claims	3,014	2,713
Unearned premiums	3,007	2,473
Other policyholder liabilities	636	539
Other liabilities	6,504	6,381
Short-term borrowings	1,850	1,752
Long-term borrowings	472	622
Deferred income taxes	1,088	544
Separate account liabilities	7,484	9,657
Liabilities associated with discontinued operations	20,012	14,977

Total liabilities	100,605	89,833

Commitments and contingencies
Stockholder's interest:
Paid-in capital	8,079	7,994

Accumulated nonowner changes in stockholder's interest
Net unrealized investment gains (losses)	1,218	(296)
Derivatives qualifying as hedges	(98)	(168)
Foreign currency translation adjustments	(285)	(200)

Total accumulated nonowner changes in stockholder's interest	835	(664)
Retained earnings	7,838	6,835

Total stockholder's interest	16,752	14,165

Total liabilities and stockholder's interest	$117,357	$103,998

See Notes to Combined Financial Statements

Genworth Financial, Inc.

Combined Statement of Stockholder's Interest

(Dollar amounts in millions)

	Paid-in capital	Accumulated nonowner changes in stockholder's interest	Retained earnings	Total stockholder's interest
Balances at January 1, 2000	$7,873	$(862)	$4,235	$11,246

Changes other than transactions with stockholder:
Net earnings	—	—	1,415	1,415
Net unrealized gains (losses) on investment securities	—	683	—	683
Foreign currency translation adjustments	—	(245)	—	(245)

Total changes other than transactions with stockholder	—	—	—	1,853
Contributed capital	68	—	—	68
Dividends declared	—	—	(180)	(180)

Balances at December 31, 2000	7,941	(424)	5,470	12,987

Changes other than transactions with stockholder:
Net earnings	—	—	1,396	1,396
Net unrealized gains (losses) on investment securities	—	(55)	—	(55)
Cumulative effect on adoption of SFAS 133	—	(351)	—	(351)
Derivatives qualifying as hedges	—	183	—	183
Foreign currency translation adjustments	—	(17)	—	(17)

Total changes other than transactions with stockholder	—	—	—	1,156
Contributed capital	53	—	—	53
Dividends declared	—	—	(31)	(31)

Balances at December 31, 2001	7,994	(664)	6,835	14,165

Changes other than transactions with stockholder:
Net earnings	—	—	1,174	1,174
Net unrealized gains (losses) on investment securities	—	1,514	—	1,514
Derivatives qualifying as hedges	—	70	—	70
Foreign currency translation adjustments	—	(85)	—	(85)

Total changes other than transactions with stockholder	—	—	—	2,673
Contributed capital	85	—	—	85
Dividends declared	—	—	(171)	(171)

Balances at December 31, 2002	$8,079	$835	$7,838	$16,752

See Notes to Combined Financial Statements

Genworth Financial, Inc.

Combined Statement of Cash Flows

(Dollar amounts in millions)

	Years Ended December 31,
	2002	2001	2000
Cash flows from operating activities:
Net earnings	$1,174	$1,396	$1,415
Adjustments to reconcile net earnings to net cash provided by operating activities:
Amortization of investment premiums and discounts	(5)	(70)	(49)
Net realized investment gains	(204)	(201)	(262)
Charges assessed to policyholders	(198)	(312)	(247)
Acquisition costs deferred	(1,906)	(1,721)	(2,039)
Amortization of deferred acquisition costs and intangibles	1,221	1,237	1,394
Deferred income taxes	(55)	307	467
Corporate overhead allocation	31	27	25
Cumulative effect of accounting changes, net of taxes	—	15	—
Net loss (earnings) from discontinued operations	206	(180)	(140)
Change in certain assets and liabilities:
Accrued investment income and other assets	(223)	33	(303)
Insurance reserves	3,218	2,403	661
Other liabilities and other policy-related balances	1,624	(705)	82

Cash provided by operating activities	4,883	2,229	1,004

Cash flows from investing activities:
Proceeds from maturities and repayments of investments:
Fixed maturities	5,999	4,827	2,730
Mortgage, policy and other loans	533	979	415
Other invested assets	9	4	—
Proceeds from sales and securitizations of investments:
Fixed maturities and equity securities	22,266	18,428	8,149
Other invested assets	74	158	167
Purchases and originations of investments:
Fixed maturities and equity securities	(33,004)	(30,133)	(14,605)
Mortgage, policy and other loans	(1,438)	(1,100)	(1,389)
Other invested assets	(236)	(202)	(188)
Dividends received from discontinued operations	62	—	—
Payments for businesses purchased, net of cash acquired	(61)	(90)	(379)
Short-term investment activity, net	(729)	61	(102)

Cash used in investing activities	(6,525)	(7,068)	(5,202)

Cash flows from financing activities:
Proceeds from issuance of investment contracts	9,749	10,507	8,303
Redemption and benefit payments on investment contracts	(7,279)	(5,882)	(5,569)
Proceeds from short-term borrowings	2,747	2,834	3,410
Payments on short-term borrowings	(3,036)	(2,794)	(3,168)
Proceeds from long-term borrowings	—	488	—
Net commercial paper borrowings (repayments)	212	(551)	1,026
Dividend paid to stockholder	(132)	(6)	(180)
Capital contribution received from stockholder	32	31	26

Cash provided by financing activities	2,293	4,627	3,848

Effect of exchange rate changes on cash and cash equivalents	37	26	(58)

Net increase (decrease) in cash and cash equivalents	688	(186)	(408)
Cash and cash equivalents at beginning of year	881	1,067	1,475

Cash and cash equivalents at end of year	$1,569	$881	$1,067

See Notes to Combined Financial Statements

Genworth Financial, Inc.

Notes to Combined Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(1) Formation of Genworth and Basis of Presentation

        Genworth Financial, Inc. ("Genworth") was incorporated in Delaware on October 23, 2003, with 1,000 shares of common stock $0.01 par value, authorized and issued, in preparation for the corporate reorganization of certain insurance and related subsidiaries of General Electric Company ("GE") and a public offering of Genworth common stock. Genworth is a wholly-owned subsidiary of GE Financial Assurance Holdings, Inc. ("GEFAHI"). GEFAHI is an indirect subsidiary of General Electric Capital Corporation ("GE Capital"), which in turn is an indirect subsidiary of GE. GEFAHI is a holding company for a group of companies that provide life insurance, long-term care insurance, group life and health insurance, annuities and other investment products and U.S. mortgage insurance. Immediately prior to the completion of the offering, Genworth acquired substantially all of the assets and assumed certain liabilities of GEFAHI. At the same time, Genworth also acquired certain other insurance businesses currently owned by other GE subsidiaries. These businesses include international mortgage insurance, European payment protection insurance, a Bermuda reinsurer, and mortgage contract underwriting.

        In consideration for the assets Genworth will acquire and the liabilities it will assume in connection with the corporate reorganization, GEFAHI received from Genworth             shares of its Class B Common Stock, $600 million of    % senior notes due 2009 underlying Equity Units, $100 million of its Series A cumulative preferred stock, which is mandatorily redeemable, a $2.4 billion short-term note, and a $550 million contingent non-interest-bearing note that matures on the first anniversary of the completion of the offering and will be repaid solely to the extent that statutory contingency reserves from Genworth's mortgage insurance business in excess of $150 million are released and paid to Genworth as a dividend after the date of the offering. The liabilities Genworth assumed included ¥60 billion aggregate principal amount of 1.6% notes due 2011 issued by GEFAHI.

        The accompanying combined financial statements include the accounts of certain indirect subsidiaries and businesses of GE that represent the predecessor of Genworth. The companies and business included in the predecessor combined financial statements are GEFAHI, Financial Insurance Group Ltd., FIG Ireland Ltd., WorldCover Direct Ltd., RD Plus S.A., CFI Administrators Ltd., Financial Assurance Company Ltd., Financial Insurance Group Services Ltd., Consolidated Insurance Group Ltd., Viking Insurance Co., Ltd., GE Mortgage Insurance Ltd., GE Mortgage Insurance Pty Ltd., GE Mortgage Insurance (Guernsey) Ltd., GE Capital Mortgage Insurance Company Canada, GE Capital Mortgage Insurance Corp. (Australia) Pty Ltd., The Terra Financial Companies, Ltd., GE Capital Insurance Agency, Inc.. and GE Residential Connections Corp., and the consumer protection insurance business of Vie Plus S.A. All of the combined companies and Vie Plus S.A. are indirect subsidiaries of GE. We refer to the combined predecessor companies and business as the "Company", "we", "us", or "our" unless the context otherwise requires.

        Following completion of the corporate reorganization, as described above, Genworth has         million shares of common stock outstanding. Basic and diluted pro forma earnings per share were calculated by dividing the December 31, 2002 net earnings by        million pro forma basic shares outstanding and by         million pro forma diluted shares outstanding, respectively. Pro forma shares outstanding used in our calculation of pro forma diluted earnings per share increased by         shares over the pro forma basic shares outstanding, resulting from         million shares of Class A Common Stock available under stock options, based on the treasury stock method.

(2) Summary of Significant Accounting Policies

        Our combined financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP"). Preparing financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. All significant intercompany accounts and transactions have been eliminated in combination.

  a) Nature of Business

        Directly and indirectly through our subsidiaries we sell a variety of insurance and investment-related products in the U.S. and internationally. We have five segments: (i) Protection, (ii) Retirement Income and Investments, (iii) Mortgage Insurance, (iv) Affinity, and (v) Corporate and Other. During 2003, we sold our Japanese life and domestic auto and homeowners' insurance businesses, which are shown as discontinued operations in the Combined Statement of Earnings.

        Protection includes life insurance, long-term care insurance and, for companies with fewer than 1,000 employees, group life and health insurance. Protection also includes European consumer payment protection insurance, which helps consumers meet their payment obligations in the event of illness, involuntary unemployment, disability or death.

        Retirement Income and Investments includes fixed, variable and income annuities, variable life insurance, asset management and specialized products, including guaranteed investment contracts ("GICs"), funding agreements and structured settlements.

        Mortgage Insurance includes mortgage insurance products offered in the U.S., Canada, Australia, and Europe that facilitate homeownership by enabling borrowers to buy homes with low-down-payment mortgages.

        Affinity includes life and health insurance and other financial products and services offered directly to consumers through affinity marketing arrangements with a variety of organizations, an institutional asset management business and several other small businesses that are not part of our core ongoing business.

        Corporate and Other includes net realized investment gains (losses), interest and other debt financing expenses that are incurred at our holding company level, unallocated corporate income and expenses (including amounts accrued in settlement of class action lawsuits), and the results of several small, non-core businesses that are managed outside our operating segments.

  b) Premiums

        For traditional long-duration insurance contracts (including guaranteed renewable term life, life contingent structured settlements and immediate annuities and long term care insurance), we report premiums as earned when due.

        For short-duration insurance contracts (including payment protection insurance), we report premiums as revenue over the terms of the related insurance policies on a pro-rata basis or in proportion to expected claims.

        For mortgage insurance contracts, we report premiums over the policy life in accordance with the expiration of risk.

        Premiums received under annuity contracts without significant mortality risk and premiums received on investment and universal life products are not reported as revenues but rather as deposits and are included in liabilities for future annuity and contract benefits.

  c) Net Investment Income and Net Realized Investment Gains and Losses

        Investment income is recorded when earned. Realized investment gains and losses are calculated on the basis of specific identification. Investment income on mortgage-backed and asset-backed securities is initially based upon yield, cash flow, and prepayment assumptions at the date of purchase. Subsequent revisions in those assumptions are recorded using the retrospective method, whereby the amortized cost of the securities is adjusted to the amount that would have existed had the revised assumptions been in place at the date of purchase. The adjustments to amortized cost are recorded as a charge or credit to net investment income.

  d) Policy Fees and Other Income

        Policy fees and other income consists primarily of insurance charges assessed on universal life contracts, fees assessed against policyholder account values and commission income. Charges to policyholder accounts for universal life cost of insurance is recognized as revenue when due. Variable product fees are charged to variable annuity and variable life policyholders based upon the daily net assets of the policyholder's account values and are recognized as revenue when charged. Policy surrender fees are recognized as income when the policy is surrendered. Consumer protection package dues are recognized as income over the membership period.

  e) Investment Securities

        We have designated all of our investment securities as available-for-sale and report them in our Combined Statement of Financial Position at fair value. We obtain values for actively traded securities from external pricing services. For private placement and infrequently traded securities, we obtain quotes from brokers, or we estimate values using internally developed pricing models. These models are based upon common valuation techniques and require us to make assumptions regarding credit quality, liquidity and other factors that affect estimated values. Changes in the fair value of available-for-sale investments, net of the effect on deferred acquisition costs ("DAC"), present value of future profits ("PVFP") and deferred income taxes, are reflected as unrealized investment gains or losses in a separate component of accumulated nonowner changes in stockholder's interest and, accordingly, have no effect on net income.

        Impairment of investment securities results in a charge to earnings when a market decline in the value of an investment to below cost is other than temporary. We regularly review each investment security for impairment based on criteria that include the extent to which the cost of the investment exceeds its market value, the length of the time that the market value of the investment has been reduced, our ability to hold until recovery and the financial health of and specific prospects for the issuer of the security. We actively perform comprehensive market research, monitor market conditions and segment our investments by credit risk in order to minimize impairment risks.

  f) Mortgage, Policy and Other Loans

        Mortgage, policy and other loans are stated at the unpaid principal balance of such loans, net of allowances for estimated uncollectible amounts. The allowance for losses is determined on the basis of management's best estimate of probable losses, including specific allowances for known troubled loans, if any.

  g) Cash and Cash Equivalents

        Certificates of deposit, money market funds, and other time deposits with original maturities of less than 90 days are considered cash equivalents in the Combined Statement of Financial Position and Combined Statement of Cash Flows. Items with maturities greater than 90 days but less than one year at the time of acquisition are included in short-term investments.

  h) Securities Lending Activity

        We engage in certain securities lending transactions, which require the borrower to provide collateral, primarily consisting of cash and government securities, on a daily basis, in amounts equal to or exceeding 102% of the fair value of the applicable securities loaned. We maintain effective control over all loaned securities and, therefore, continue to report such securities as fixed maturities in the Combined Statement of Financial Position.

        Cash collateral received on securities lending transactions is invested in other invested assets with an offsetting liability recognized in other liabilities for the obligation to return the collateral. Non-cash collateral, such as a security received by us, is not reflected in our assets in the Combined Statement of Financial Position as we have no right to sell or repledge the collateral. The fair value of collateral held and included in other invested assets was $2.2 billion and $1.7 billion at December 31, 2002 and 2001, respectively. We had no non-cash collateral at December 31, 2002.

  i) Deferred Acquisition Costs

        Acquisition costs include costs that vary with and are primarily related to the acquisition of insurance and investment contracts and consumer protection packages. Such costs are deferred and amortized as follows:

        Long-Duration Contracts—Acquisition costs include commissions in excess of ultimate renewal commissions, solicitation and printing costs, sales material and some support costs, such as underwriting and contract and policy issuance expenses. Amortization for traditional long-duration insurance products is determined as a level proportion of premium based on commonly accepted actuarial methods and reasonable assumptions established when the contract or policy is issued about mortality, morbidity, lapse rates, expenses and future yield on related investments. Amortization for annuity contracts without significant mortality risk and investment and universal life products is based on estimated gross profits and is adjusted as those estimates are revised.

        Short-Duration Contracts—Acquisition costs consist primarily of commissions and premium taxes and are amortized ratably over the terms of the underlying policies.

        Consumer Protection Packages—Acquisition costs consist primarily of marketing costs and are amortized in proportion to the anticipated revenue to be recognized from club memberships. Direct response marketing costs are amortized ratably over the expected life of the respective customer relationship.

        We regularly review all of these assumptions and periodically test DAC for recoverability. For deposit products, if the current present value of estimated future gross profits is less than the unamortized DAC for a line of business, a charge to income is recorded for additional DAC amortization. For other products, if the benefit reserve plus anticipated future premiums and interest earnings for a line of business are less than the current estimate of future benefits and expenses (including any unamortized DAC), a charge to income is recorded for additional DAC amortization or for increased benefit reserves.

  j) Intangible Assets

        Present Value of Future Profits—In conjunction with the acquisition of a block of insurance policies or investment contracts, a portion of the purchase price is assigned to the right to receive future gross profits arising from existing insurance and investment contracts. This intangible asset, called PVFP, represents the actuarially estimated present value of future cash flows from the acquired policies. PVFP is amortized, net of accreted interest, in a manner similar to the amortization of DAC.

        We regularly review all of these assumptions and periodically test PVFP for recoverability. For deposit products, if the current present value of estimated future gross profits is less than the unamortized PVFP for a line of business, a charge to income is recorded for additional PVFP amortization. For other products, if the benefit reserve plus anticipated future premiums and interest earnings for a line of business are less than the current estimate of future benefits and expenses (including any unamortized PVFP), a charge to income is recorded for additional PVFP amortization or for increased benefit reserves.

        Other Intangible Assets—We amortize the costs of other intangibles over their estimated useful lives unless such lives are deemed indefinite. Amortizable intangible assets are tested for impairment at least annually based on undiscounted cash flows, which requires the use of estimates and judgment, and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Intangible assets with indefinite lives are tested at least annually for impairment and written down to fair value as required.

  k) Goodwill

        As of January 1, 2002, we adopted Statement of Financial Accounting Standard (SFAS) 142, Goodwill and Other Intangible Assets. Under SFAS 142, goodwill is no longer amortized but is tested for impairment at least annually using a fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment, or a business one level below that operating segment (the "component" level) if discrete financial information is prepared and regularly reviewed by management at the component level. We recognize an impairment charge for any amount by which the carrying amount of a reporting unit's goodwill exceeds its fair value. We use discounted cash flows to establish fair values. When available and as appropriate, we use comparative market multiples to corroborate discounted cash flow results. When a business within a reporting unit is disposed of, goodwill is allocated to the business using the relative fair value methodology to measure the gain or loss on disposal.

        Before January 1, 2002, we amortized goodwill over our estimated period of benefit on a straight-line basis; we amortized other intangible assets on appropriate bases over their estimated lives. No amortization period exceeded 40 years. When an intangible asset's carrying value exceeded associated expected operating cash flows, we considered it to be impaired and wrote it down to fair value, which we determined based on either discounted future cash flows or appraised values.

  l) Reinsurance

        Premium revenue, benefits, underwriting, acquisition and insurance expenses are reported net of the amounts relating to reinsurance ceded to other companies. Amounts due from reinsurers for incurred and estimated future claims are reflected in the reinsurance recoverable asset. The cost of reinsurance is accounted for over the terms of the related treaties using assumptions consistent with those used to account for the underlying reinsured policies.

  m) Separate Accounts

        The separate account assets represent funds for which the investment income and investment gains and losses accrue directly to the variable annuity contract holders and variable life policyholders. We assess mortality risk fees and administration charges on the variable mutual fund portfolios. The separate account assets are carried at fair value and are equal to the liabilities that represent the policyholders' equity in those assets.

  n) Future Annuity and Contract Benefits

        Future annuity and contract benefits consist of the liability for investment contracts, insurance contracts and accident and health contracts. Investment contract liabilities are generally equal to the policyholder's current account value. The liability for life insurance and accident and health contracts is calculated based upon actuarial assumptions as to mortality, morbidity, interest, expense and withdrawals, with experience adjustments for adverse deviation where appropriate.

  o) Liability for Policy and Contract Claims

        The liability for policy and contract claims represents the amount needed to provide for the estimated ultimate cost of settling claims relating to insured events that have occurred on or before the end of the respective reporting period. The estimated liability includes requirements for future payments of (a) claims that have been reported to the insurer, (b) claims related to insured events that have occurred but that have not been reported to the insurer as of the date the liability is estimated, and (c) claim adjustment expenses. Claim adjustment expenses include costs incurred in the claim settlement process such as legal fees and costs to record, process, and adjust claims.

        For our mortgage insurance policies, reserves are established for loans that are delinquent (including loans that are delinquent but have not yet been reported) by forecasting the percentage of delinquent loans where we will ultimately pay claims and the average claim that will be paid based on our historical experience.

        Management considers the liability for policy and contract claims provided to be satisfactory to cover the losses that have occurred. Management monitors actual experience, and where circumstances warrant, will revise its assumptions. The methods of determining such estimates and establishing the reserves are reviewed continuously and any adjustments are reflected in operations in the period in which they become known. Future developments may result in losses and loss expenses greater or less than the liability for policy and contract claims provided.

  p) Income Taxes

        Our non-life insurance entities are included in the consolidated federal income tax return of GE. These entities are subject to a tax-sharing arrangement that allocates tax on a separate company basis, but provides benefit for current utilization of losses and credits. Our U.S. life insurance entities file a consolidated life insurance federal income tax return and are subject to a separate tax-sharing agreement, as approved by state insurance regulators, which also allocates taxes on a separate company basis but provides benefit for current utilization of losses and credits. Intercompany balances are settled at least annually.

        Deferred federal and foreign taxes are provided for temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered.

        With the exception of our Canadian subsidiary, we have not established any U.S. deferred income taxes on temporary differences related to the financial statement carrying amounts and tax bases of investments in foreign subsidiaries. We have elected to permanently reinvest the earnings of our material foreign subsidiaries.

  q) Foreign Currency Translation

        The local currency is the functional currency of our foreign operations. The determination of the functional currency is made based on the appropriate economic and management indicators. The assets and liabilities of foreign operations are translated into U.S. dollars at the exchange rates in effect at the Combined Statement of Financial Position date. Revenue and expenses of the foreign operations are translated into U.S. dollars at the average rates of exchange prevailing during the year. Translation adjustments are included, net of tax, as a separate component of accumulated nonowner changes in stockholder's interest. Gains and losses arising from transactions denominated in a foreign currency are included in earnings.

  r) Accounting Changes

        Under SFAS 142, goodwill is no longer amortized but is tested for impairment using a fair value methodology. We discontinued amortization of goodwill effective January 1, 2002. Goodwill amortization was $84 million and $70 million in 2001 and 2000, respectively, excluding goodwill amortization included in discontinued operations. Had we not been amortizing goodwill in the year ended December 31, 2001 and 2000, net earnings from continuing operations would have been $1,286 million and $1,321 million, respectively.

        Under SFAS 142, we were required to test all existing goodwill for impairment as of January 1, 2002, on a reporting unit basis, and recorded a non-cash charge of $376 million, net of tax, which relates to the domestic auto and homeowners' insurance business, primarily as a result of heightened price competition in the auto insurance industry. This is reflected in net earnings (loss) from discontinued operations in the combined financial statements. No impairment charge had been required under our previous goodwill impairment policy, which was based on undiscounted cash flows. Further information about goodwill is provided in note 8.

        In 2002, we adopted the stock option expense provisions of SFAS 123, Accounting for Stock-Based Compensation, for stock options granted by GE to our employees. Adoption of the standard resulted in an immaterial charge to net earnings. We first measure the total cost of each option grant at the grant date, using market-based option pricing models. We then recognize each grant's total cost over the period that the options vest. Under this approach, our 2002 option grants had a total value of $12 million; we recorded $2 million as expense in 2002, and compensation expense from this grant for the next three years will be $5 million, $3 million and $1 million. A comparison of reported and pro forma net earnings, including effects of expensing stock options, follows.

	2002	2001	2000
(Dollar amounts in millions)
Net earnings, as reported	$1,174	$1,396	$1,415
Stock option expense included in net earnings	1	—	—
Total stock option expense(a)	(10)	(9)	(6)

Net earnings, on proforma basis	$1,165	$1,387	$1,409

(a)
As if we had applied SFAS 123 to expense stock options in all periods. Includes $1 million actually recognized in 2002 earnings. Net earnings for the years ended December 31, 2002 and 2001 includes effects of accounting changes.

        At January 1, 2001, we adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Under SFAS 133, all derivative instruments (including certain derivative instruments embedded in other contracts) are recognized in the Combined Statement of Financial Position at their fair values and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows, in which case the effective portion of changes in fair value is recorded temporarily in stockholder's interest, then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs. Further information about derivatives and hedging is provided in note 18.

        The cumulative effect of adopting this accounting change at January 1, 2001, was as follows:

	Earnings(a)	Stockholder's interest
(Dollar amounts in millions)
Adjustment to fair value of derivatives	$(23)	$(555)
Income tax effects	8	204

Total	$(15)	$(351)

(a)
For earnings effect, amount shown is net of adjustment to hedged items.

        The cumulative effect on both earnings and stockholder's interest of adopting SFAS 133 was primarily attributable to marking to market currency swap contracts used to hedge non-functional currency investments and swap contracts used to hedge variable-rate borrowings. Decreases in the fair values of these instruments were attributable to declines in interest rates since inception of the hedging arrangements.

        As a matter of policy, we ensure that funding, including the effect of derivatives, of our investment and other financial asset positions are substantially matched in character (e.g., fixed vs. floating) and duration. As a result, declines in the fair values of these effective derivatives are offset by unrecognized gains on the related financing assets and hedged items, and future net earnings will not be subject to volatility arising from interest rate changes.

        In October 2001, the Financial Accounting Standards Board (FASB) issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 addresses accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Effective January 1, 2002, we adopted SFAS 144 for impairments of long-lived assets and for long-lived assets to be disposed of on or after January 1, 2002. See note 4 for a description of our discontinued operations.

  s) Accounting Pronouncements Not Yet Adopted

        In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. Previous guidance required expenses for exit or disposal activities to be accrued when the exit or disposal plan was approved by management and the liability was probable and quantifiable regardless of when the expense would be incurred. This standard requires that liabilities or costs associated with such activities be recognized when incurred. This standard also requires that any such liability be recognized initially at fair value. The provisions of this standard are effective for exit or disposal activities initiated after December 31, 2002, with earlier application permitted. We will adopt the new standard as required and the adoption of this standard is not expected to have a significant impact on our results of operations or financial condition.

        In January 2003, the FASB issued Financial Interpretation (FIN) 46, Consolidation of Variable Interest Entities, which we intend to adopt on July 1, 2003. FIN 46's consolidation criteria are based on analysis of risks and rewards, not control, and represent a significant and complex modification of previous accounting principles. FIN 46 represents an accounting change, not a change in the underlying economics of asset sales. Under its provisions, certain assets previously sold to our special purpose entities ("SPEs") could be included in our combined financial statements, and, if included, any assets and liabilities now on our books related to those SPEs would be removed. In the event we included these assets, we would not reacquire their legal ownership, nor would our legal rights and obligations change. Any included assets would earn returns substantially like the returns we would have earned had we never sold them. It is also clear that many alternative structures for sales of financial assets would continue to be reported as sales under FIN 46 with the assets qualifying for sale being excluded from the combined financial statements. Under FIN 46, assets of certain SPEs will have to be included in our financial statements upon adoption. Further information about entities that potentially fall within the scope of FIN 46 is provided in note 19.

        In April 2003, the FASB issued SFAS 133 Implementation Issue B36, Modified Coinsurance Arrangements with Debt Instruments that Incorporate Credit Risk Exposures that are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under those Instruments (B36), which was effective for us on October 1, 2003. B36 provides that modified coinsurance arrangements, where the ceding insurer withholds funds, may include an embedded derivative that must be bifurcated from the host instrument. B36 did not have an impact on our financial position upon adoption and, based upon our current reinsurance arrangements, we do not expect a material impact on our financial condition or results of operations.

        In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 requires certain financial instruments previously classified as either entirely equity or between the liabilities section and the equity section of the Combined Statement of Financial Position be classified as liabilities. SFAS 150 requires issuers to classify as liabilities the following three types of freestanding financial instruments: mandatory redeemable financial instruments; obligations to repurchase the issuers equity shares by transferring assets; and certain obligations to issue a variable number of shares. SFAS 150 is effective for the quarter ended September 30, 2003. The impact of adoption of SFAS 150 on our results of operations and financial condition will be insignificant.

        In July 2003, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts, which we intend to adopt on January 1, 2004. This statement provides guidance on separate account presentation and valuation, the accounting for sales inducements and the classification and valuation of long-duration contract liabilities. We are currently evaluating the effect of this statement on our combined financial statements, and we do not believe it will have a material impact.

(3) Acquisitions

        Each of the following acquisitions has been accounted for using the purchase method of accounting and, accordingly, the accompanying combined financial statements reflect the corresponding results of operations from the respective dates of acquisition (or date of the transfer as described below).

        In April 2002, GE Edison Life Insurance Company ("GE Edison") acquired Saison Life Insurance Company Limited ("Saison Life") from Credit Saison Co., Ltd., Saison Group, Ltd. and its other shareholders for ¥7.8 billion, or approximately $61 million, representing ¥12.8 billion of payments to shareholders less ¥5.0 billion of contingent debt. On the date of acquisition, Saison Life had approximately $4.3 billion of assets, including $2.4 billion of cash and $1.9 billion of other assets, and $4.3 billion of liabilities and equity, including $82 million of perpetual subordinated debt. Goodwill of $307 million was recorded as a result of the acquisition at December 31, 2002. This business has been accounted for as discontinued operations in the accompanying combined financial statements (for further discussion see note 4).

        In December 2001, we acquired Centurion Capital Group ("Centurion"), renamed GE Private Asset Management, for approximately $92 million, including goodwill of $94 million. Centurion is a West Coast-based asset management company.

        In July 2000, we reinsured 90% of the long-term care insurance portfolio of Citigroup, Inc.'s ("Citigroup") The Travelers Insurance Company ("Travelers") and acquired certain assets related thereto for $411 million. Goodwill of $205 million was recorded as a result of the acquisition. In addition, we entered into agreements to underwrite and distribute long-term care insurance with certain Citigroup companies through a long-term strategic alliance. Under this agreement, we will market through the distribution channels of Citigroup, including Travelers.

        In April 2000, we acquired 97% of Phoenix American Life Insurance Company, a subsidiary of Phoenix Home Life Mutual Insurance Company, for approximately $284 million. Goodwill of $124 million was recorded as a result of the acquisition. Phoenix American Life Insurance Company, subsequently renamed GE Group Life Assurance Company, provides group life and health insurance and administrative services to small and mid-size companies.

        Effective March 2000, GE Edison acquired, by means of a comprehensive transfer ("the Transfer") in accordance with the Insurance Business Law of Japan ("IBL"), the insurance policies and related assets of Toho Mutual Life Insurance Company ("Toho"). GE Edison assumed $21.6 billion of policyholder liabilities, $0.3 billion of accounts payable and accrued expenses, and acquired $20.3 billion of cash, investments and other tangible assets. The $1.6 billion difference between acquired assets and assumed liabilities represents PVFP on the transferred insurance policies. In connection with the Transfer, we terminated reinsurance arrangements we had with Toho. This business has been accounted for as discontinued operations in the accompanying combined financial statements (for further discussion see note 4).

(4) Discontinued Operations

        Upon completion of the reorganization described in note 1, we no longer will have continuing involvement with the Japanese life insurance and domestic auto and homeowners' insurance businesses (together "Japan/Auto") and accordingly, those operations have been accounted for as discontinued operations. Therefore, the results of operations of these businesses are reflected as discontinued operations and removed from the Statement of Cash Flows for all periods presented in the combined financial statements.

        On August 29, 2003, we completed the sale of our Japan/Auto businesses to American International Group, Inc. for aggregate cash proceeds of approximately $2.1 billion, consisting of $1.6 billion paid to us and $0.5 billion paid to other GE affiliates, plus pre-closing dividends. The sale resulted in an after-tax loss of $67 million.

        Summary operating results of discontinued operations for the years ended December 31, are as follows:

	2002	2001	2000
(Dollar amounts in millions)
Revenues	$2,622	$2,706	$3,947

Earnings before income taxes and accounting changes	$229	$279	$210
Provision for income taxes	59	99	70

Earnings before accounting changes	170	180	140
Cumulative effect of accounting changes, net of taxes	(376)	—	—

Net (loss) earnings from discontinued operations	$(206)	$180	$140

        The domestic auto and homeowners' insurance business declared and paid a dividend of $62 million in 2002.

        The assets and liabilities associated with discontinued operations have been segregated in the Combined Statement of Financial Position. The major asset and liability categories at December 31, are as follows:

	2002	2001
(Dollar amounts in millions)
Investments	$17,906	$13,108
Cash and cash equivalents	1,135	1,164
Deferred acquisition costs	646	503
Intangible assets and goodwill	1,409	1,455
Other assets	982	796

Assets associated with discontinued operations	$22,078	$17,026

Future annuity and contract benefits	$16,733	$12,040
Liability for policy and contract claims	781	806
Unearned premiums	259	247
Short-term borrowings	—	4
Long-term borrowings	530	521
Other liabilities	1,709	1,359

Liabilities associated with discontinued operations	$20,012	$14,977

(5) Investments

(a)
Net Investment Income

        For the years ended December 31, sources of net investment income were as follows:

	2002	2001	2000
(Dollar amounts in millions)
Fixed maturities	$3,491	$3,391	$3,191
Equity securities	39	36	23
Mortgage and other loans	361	348	313
Policy loans	71	64	84
Other	78	111	113

Gross investment income	4,040	3,950	3,724
Investment expenses	(61)	(55)	(46)

Net investment income	$3,979	$3,895	$3,678

(b)
Fixed Maturities and Equity Securities

        For the years ended December 31, gross realized investment gains and losses resulting from the sales of investment securities classified as available-for-sale were as follows:

	2002	2001	2000
(Dollar amounts in millions)
Gross realized investment:
Gains	$790	$814	$458
Losses, including impairments(a)	(586)	(613)	(196)

Net realized investment gains	$204	$201	$262

(a)
Impairments were $343 million, $289 million and $77 million in 2002, 2001 and 2000, respectively.

        Net unrealized gains and losses on investment securities classified as available-for-sale are reduced by deferred income taxes and adjustments to PVFP and DAC that would have resulted had such gains and losses been realized. Net unrealized gains and losses on available-for-sale investment securities reflected as a separate component of accumulated nonowner changes in stockholder's interest at December 31, are summarized as follows:

	2002	2001	2000
(Dollar amounts in millions)
Net unrealized gains (losses) on available-for-sale investment securities:
Fixed maturities	$1,336	$(508)	$(655)
Equity securities	(208)	(206)	48

Subtotal	1,128	(714)	(607)
Adjustments to present value of future profits and deferred acquisition costs	(74)	60	69
Deferred income taxes, net	(372)	230	204

Subtotal	682	(424)	(334)
Net unrealized gains on investment securities included in assets associated with discontinued operations, net of deferred taxes of $(295), $(66) and $(41)	536	128	93

Net unrealized gains (losses) on available-for-sale investment securities	$1,218	$(296)	$(241)

        The change in the net unrealized gains (losses) on available-for-sale investment securities reported in accumulated nonowner changes in stockholder's interest for the years ended December 31, is as follows:

	2002	2001	2000
(Dollar amounts in millions)
Net unrealized losses on investment securities—beginning of year	$(296)	$(241)	$(924)
Unrealized gains on investment arising during the period:
Unrealized gain on investment securities	2,046	212	1,476
Adjustment to deferred acquisition costs	(75)	(17)	(67)
Adjustment to present value of future profits	(59)	8	(98)
Provision for deferred income taxes	(677)	(46)	(371)

Unrealized gains on investment securities	1,235	157	940
Reclassification adjustments to net realized investment gains, net of deferred taxes of $75, $72, and $85	(129)	(129)	(177)
Unrealized gains on investment securities included in assets associated with discontinued operations arising during the period, net of deferred taxes	511	(49)	(66)
Reclassification adjustment to net earnings from discontinued operations, net of deferred taxes	(103)	(34)	(14)

Net unrealized gains (losses) on investment securities—end of year	$1,218	$(296)	$(241)

        At December 31, the amortized cost or cost, gross unrealized gains and losses, and estimated fair value of our fixed maturities and equity securities classified as available-for-sale were as follows:

2002	Amortized cost or cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
(Dollar amounts in millions)
Fixed maturities:
U.S. government and agencies	$1,131	$54	$18	$1,167
State and municipal	3,203	117	13	3,307
Government—non U.S.	957	47	3	1,001
U.S. corporate	30,359	1,401	733	31,027
Corporate—non U.S.	5,131	219	103	5,247
Public utilities	6,785	239	245	6,779
Mortgage and asset-backed	11,895	428	54	12,269

Total fixed maturities	59,461	2,505	1,169	60,797
Equity securities	1,503	54	262	1,295

Total available-for-sale securities	$60,964	$2,559	$1,431	$62,092

2001	Amortized cost or cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
(Dollar amounts in millions)
Fixed maturities:
U.S. government and agencies	$888	$14	$30	$872
State and municipal	3,270	98	20	3,348
Government—non U.S.	817	44	22	839
U.S. corporate	27,031	460	1,143	26,348
Corporate—non U.S.	5,356	167	148	5,375
Public utilities	6,404	71	210	6,265
Mortgage and asset-backed	10,237	255	44	10,448

Total fixed maturities	54,003	1,109	1,617	53,495
Equity securities	2,041	91	297	1,835

Total available-for-sale securities	$56,044	$1,200	$1,914	$55,330

        The scheduled maturity distribution of fixed maturities at December 31, 2002 follows. Actual maturities may differ from contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized cost or cost	Estimated fair value
(Dollar amounts in millions)
Due 2003	$567	$562
Due 2004—2007	10,080	10,189
Due 2008—2012	11,135	11,423
Due 2013 and later	25,784	26,354

Subtotal	47,566	48,528
Mortgage and asset-backed	11,895	12,269

Total	$59,461	$60,797

        At December 31, 2002, $8.4 billion of our investments (excluding mortgage and asset-backed securities) were subject to certain call provisions.

        At December 31, 2002, securities issued by finance and insurance, utility and energy and consumer—non cyclical industry groups represented approximately 24%, 24% and 11% of our fixed maturity portfolio, respectively. No other industry group comprises more than 10% of our investment portfolio. This portfolio is widely diversified among various geographic regions in the U.S., and is not dependent on the economic stability of one particular region.

        At December 31, 2002, we did not hold any fixed maturities in any single issuer, other than securities issued or guaranteed by the U.S. government, which exceeded 10% of stockholder's interest.

        At December 31, 2002 and 2001, $174 million and $150 million, respectively, of securities were on deposit with various state or foreign government insurance departments in order to comply with relevant insurance regulations.

        The Securities Valuation Office of the National Association of Insurance Commissioners (NAIC) evaluates bond investments of U.S. insurers for regulatory reporting purposes and assigns securities to one of six investment categories called "NAIC designations." The NAIC designations parallel the credit ratings of the Nationally Recognized Statistical Rating Organizations for marketable bonds. NAIC designations 1 and 2 include bonds considered investment grade (rated "Baa3" or higher by Moody's, or rated "BBB-" or higher by S&P) by such rating organizations. NAIC designations 3 through 6 include bonds considered below investment grade (rated "Ba1" or lower by Moody's, or rated "BB+" or lower by S&P).

        The following tables present our fixed maturities by NAIC and/or equivalent ratings of the Nationally Recognized Statistical Rating Organizations, as well as the percentage, based upon estimated fair value, that each designation comprises. Our non-U.S. fixed maturities generally are not rated by the NAIC and are shown based upon the equivalent rating of the Nationally Recognized Statistical Rating Organizations. Similarly, certain privately placed fixed maturities that are not rated by the Nationally Recognized Statistical Rating Organizations are shown based upon their NAIC designation. Certain fixed maturities, primarily non-U.S. fixed maturities, are not rated by the NAIC or the Nationally Recognized Statistical Rating Organizations and are so designated.

		As of December 31,
		2002			2001
NAIC Rating	Rating Agency Equivalent Designation	Amortized cost	Estimated fair value	% of total	Amortized cost	Estimated fair value	% of total
(Dollar amounts in millions)
1	Aaa/Aa/A	$36,749	$38,107	63%	$33,376	$33,578	63%
2	Baa	17,946	18,444	30%	15,935	15,568	29%
3	Ba	2,596	2,394	4%	1,816	1,691	3%
4	B	963	789	1%	563	483	1%
5	Caa and lower	502	352	1%	431	315	1%
6	In or near default	218	181	0%	216	202	0%
Not rated	Not rated	487	530	1%	1,666	1,658	3%

	Total fixed maturities	$59,461	$60,797	100%	$54,003	$53,495	100%

  (c)
  Mortgage Loans

        Our mortgage loans are collateralized by commercial properties, including multifamily residential buildings. The carrying value of mortgage loans is stated at original cost net of prepayments and amortization.

        We diversify our commercial mortgage loans by both geographic region and property type. The following table sets forth the distribution across geographic regions and property types for commercial mortgage loans as of the dates indicated:

	As of December 31,
	2002		2001
	Carrying value	% of total	Carrying value	% of total
(Dollar amounts in millions)
Property Type
Office	$1,610	30%	$1,382	31%
Industrial	1,546	29%	1,106	25%
Retail	1,476	28%	1,367	30%
Apartments	520	10%	484	11%
Mixed use/other	150	3%	160	3%

Total	$5,302	100%	$4,499	100%

Region
Pacific	$1,606	30%	$1,332	30%
South Atlantic	1,174	22%	1,083	24%
Middle Atlantic	729	14%	562	12%
East North Central	519	10%	431	9%
Mountain	454	9%	403	9%
West South Central	241	4%	213	5%
West North Central	267	5%	223	5%
East South Central	222	4%	180	4%
New England	90	2%	72	2%

Total	$5,302	100%	$4,499	100%

        We were committed to fund $163 million and $120 million at December 31, 2002 and 2001, respectively, in U.S. mortgage loans.

        "Impaired" loans are defined by U.S. GAAP as loans for which it is probable that the lender will be unable to collect all amounts due according to original contractual terms of the loan agreement. That definition excludes, among other things, leases, or large groups of smaller-balance homogeneous loans, and therefore applies principally to our commercial loans.

        Under these principles, we may have two types of "impaired" loans: loans requiring specific allowances for losses (none as of December 31, 2002 and 2001) and loans expected to be fully recoverable because the carrying amount has been reduced previously through charge-offs or deferral of income recognition ($4 million and $11 million, as of December 31, 2002 and 2001, respectively). Average investment in impaired loans during 2002, 2001 and 2000 was $7 million, $12 million and $17 million, respectively, and interest income recognized on these loans while they were considered impaired was $1 million in each of the three years.

        The following table presents the activity in the allowance for losses during the years ended December 31:

	2002	2001	2000
(Dollar amounts in millions)
Balance at January 1	$58	$47	$71
Provision charged to operations	10	9	8
Amounts written off, net of recoveries	(23)	2	(32)

Balance at December 31	$45	$58	$47

(6)    Deferred Acquisition Costs

        Activity impacting deferred acquisition costs for the years ended December 31:

	2002	2001	2000
(Dollar amounts in millions)
Unamortized balance at January 1	$4,452	$3,665	$2,688
Impact of foreign currency translation	88	(1)	(76)
Costs deferred	1,906	1,721	2,039
Amortization	(1,060)	(933)	(986)

Unamortized balance at December 31	5,386	4,452	3,665
Accumulated effect of net unrealized investment (gains) losses	(54)	21	38

Balance at December 31	$5,332	$4,473	$3,703

(7)    Intangible Assets

        The following table presents the activity in intangible assets for the years ended December 31:

	2002		2001
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
(Dollar amounts in millions)
Present value of future profits ("PVFP")	$2,810	$(1,481)	$2,889	$(1,390)
Capitalized software	249	(107)	220	(74)
Other	369	(248)	321	(211)

Total	$3,428	$(1,836)	$3,430	$(1,675)

  Present Value of Future Profits

        The method we use to value PVFP in connection with acquisitions of life insurance entities is summarized as follows: (1) identify the future gross profits attributable to certain lines of business, (2) identify the risks inherent in realizing those gross profits, and (3) discount those gross profits at the rate of return that we must earn in order to accept the inherent risks.

        The following table presents the activity in PVFP for the years ended December 31:

	2002	2001	2000
(Dollar amounts in millions)
Unamortized balance at January 1	$1,460	$1,709	$1,477
Acquisitions	(20)	(91)	433
Interest accreted at 4.1%, 3.9%, 4.3%, respectively	57	63	69
Amortization	(148)	(221)	(270)

Unamortized balance at December 31	1,349	1,460	1,709
Accumulated effect of net unrealized investment (gains) losses	(20)	39	31

Balance at December 31	$1,329	$1,499	$1,740

        The estimated percentage of the December 31, 2002 balance, before the effect of unrealized investment gains or losses, to be amortized over each of the next five years is as follows:

2003	8.6%
2004	8.1%
2005	7.7%
2006	7.1%
2007	6.5%

        Amortization expenses for PVFP in future periods will be affected by acquisitions, dispositions, realized capital gains/losses or other factors affecting the ultimate amount of gross profits realized from certain lines of business. Similarly, future amortization expenses for other intangibles will depend on future acquisitions, dispositions and other business transactions.

(8) Goodwill

        Our goodwill balance by segment and activity during the year follows:

	Retirement Income and Investments	Protection	Mortgage Insurance	Affinity	Total
(Dollar amounts in millions)
Balance, December 31, 2000	$251	$1,025	$40	$221	$1,537
Acquisitions	69	66	—	—	135
Amortization and other	(13)	(54)	(3)	(16)	(86)

Balance, December 31, 2001	307	1,037	37	205	1,586
Acquisitions	25	—	—	—	25
Other(a)	—	15	(3)	79	91

Balance, December 31, 2002	$332	$1,052	$34	$284	$1,702

(a)
Other adjustments include the amortization of goodwill in 2001, reclassifications of certain intangible assets into goodwill upon the adoption of SFAS 142 in 2002 and the impact of foreign exchange translation adjustments.

        Goodwill associated with our Japanese life insurance and domestic auto and homeowners' insurance business is included in assets associated with discontinued operations for all periods presented.

(9) Reinsurance

        Certain policy risks are reinsured with other insurance companies to limit the amount of loss exposure. Reinsurance contracts do not relieve us from our obligations to policyholders. In the event that the reinsurers are unable to meet their obligations, we remain liable for the reinsured claims. We monitor both the financial condition of individual reinsurers and risk concentrations arising from similar geographic regions, activities and economic characteristics of reinsurers to lessen the risk of default by such reinsurers. We do not have significant concentrations of reinsurance with any one reinsurer that could have a material impact on our results of operations.

        The maximum amount of individual ordinary life insurance normally retained by us on any one life policy is $1 million. Net domestic life insurance in force as of December 31, is summarized as follows:

	2002	2001	2000
(Dollar amounts in millions)
Direct life insurance in force	$520,008	$534,269	$515,742
Amounts ceded to other companies	(157,898)	(111,989)	(113,866)
Amounts assumed from other companies	31,965	39,578	30,751

Net life insurance in force	$394,075	$461,958	$432,627

Percentage of amount assumed to net	8%	9%	7%

        The effects of reinsurance on premiums written and earned for the years ended December 31, were as follows:

	Written			Earned
	2002	2001	2000	2002	2001	2000
(Dollar amounts in millions)
Direct:
Life insurance	$2,654	$2,583	$2,115	$2,414	$2,413	$1,962
Accident and health insurance	2,583	2,166	2,296	2,547	2,301	2,249
Property and casualty insurance	109	94	67	105	94	67
Mortgage insurance	954	875	804	795	779	740

Total Direct	6,300	5,718	5,282	5,861	5,587	5,018

Assumed:
Life insurance	535	344	229	502	319	171
Accident and health insurance	519	671	615	529	666	607
Property and casualty insurance	40	46	109	51	47	191
Mortgage insurance	12	8	7	4	4	9

Total Assumed	1,106	1,069	960	1,086	1,036	978

Ceded
Life insurance	(660)	(393)	(375)	(591)	(402)	(386)
Accident and health insurance	(118)	(110)	(194)	(118)	(112)	(198)
Property and casualty insurance	(9)	(11)	(96)	(9)	(11)	(96)
Mortgage insurance	(127)	(86)	(60)	(122)	(86)	(83)

Total Ceded	(914)	(600)	(725)	(840)	(611)	(763)

Net premiums	$6,492	$6,187	$5,517	$6,107	$6,012	$5,233

Percentage of amount assumed to net				18%	17%	19%

        Reinsurance recoveries recognized as a reduction of benefit expenses amounted to $682 million, $486 million and $381 million during 2002, 2001 and 2000, respectively.

(10) Future Annuity and Contract Benefits

Investment Contracts

        Investment contracts are broadly defined to include contracts without significant mortality or morbidity risk. Payments received from sales of investment contracts are recognized by providing a liability equal to the current account value of the policyholder's contracts. Interest rates credited to investment contracts are guaranteed for the initial policy term with renewal rates determined as necessary by management.

Insurance Contracts

        Insurance contracts are broadly defined to include contracts with significant mortality and/or morbidity risk. The liability for future benefits of insurance contracts is the present value of such benefits less the present value of future net premiums based on mortality, morbidity, and other assumptions, which were appropriate at the time the policies were issued or acquired. These assumptions are periodically evaluated for potential reserve deficiencies. Reserves for cancelable accident and health insurance are based upon unearned premiums, claims incurred but not reported, and claims in the process of settlement. This estimate is based on our historical experience and that of the insurance industry, adjusted for current trends. Any changes in the estimated liability are reflected in earnings as the estimates are revised.

        The following chart summarizes the major assumptions underlying our recorded liabilities for future annuity and contract benefits at December 31:

				Future annuity and contract benefit liabilities
	Withdrawal assumption	Mortality/ morbidity assumption	Interest rate assumption	2002	2001
(Dollar amounts in millions)
Investment contracts	N/A	N/A	N/A	$30,962	$26,599
Limited-payment contracts	None	(a)	3.3%–12.0%	11,873	11,024
Traditional life insurance contracts	Company Experience	(b)	5.5%–7.5%	3,576	2,405
Universal life-type contracts	N/A	N/A	N/A	5,246	5,996
Accident and health	Company Experience	(c)	7.5% grading to 4.75%	121	124
Long-term care	Company Experience	(d)	4.5%–7.0%	4,760	4,027

Total future annuity and contract benefits				$56,538	$50,175

(a)
Either the U.S Population Table, 1983 Group Annuitant Mortality Table or 1983 Individual Annuitant Mortality Table.

(b)
Principally modifications of the 1965-70 or 1975-80 Select and Ultimate Tables, 1958 and 1980 Commissioner's Standard Ordinary Tables and (IA) Standard Table 1996 (modified).

(c)
The 1958 and 1980 Commissioner's Standard Ordinary Tables, 1964 modified and 1987 Commissioner's Disability Tables and Company experience.

(d)
The 1983 Individual Annuitant Mortality Table or 1980 Commissioner's Standard Ordinary Table and the 1985 National Nursing Home Study and Company experience.

(11) Liability for Policy and Contract Claims

        Changes in the liability for policy and contract claims for the years ended December 31:

	2002	2001	2000
(Dollar amounts in millions)
Balance at January 1	$2,713	$2,083	$1,946
Less reinsurance recoverables	(275)	(157)	(161)

Net balance at January 1	2,438	1,926	1,785

Balances from acquisitions	—	—	186

Incurred related to insured events of:
Current year	2,401	2,583	1,858
Prior years	(193)	(173)	(223)

Total incurred	2,208	2,410	1,635

Paid related to insured events of:
Current year	(1,208)	(1,010)	(811)
Prior years	(851)	(877)	(846)

Total paid	(2,059)	(1,887)	(1,657)
Foreign currency translation	21	(11)	(23)

Net balance at December 31	2,608	2,438	1,926

Add reinsurance recoverables	406	275	157

Balance at December 31	$3,014	$2,713	$2,083

        For each of the three years presented above, the change in prior years incurred liabilities primarily relates to positive development in claims incurred but not reported for our mortgage insurance and certain accident and health insurance businesses. In general, our insurance contracts are not subject to premiums experience adjustments as a result of prior-year effects.

(12) Benefit Plans

        Essentially all of our employees participate in GE's retirement plan ("GE Pension Plan") and retiree health and life insurance benefit plans ("GE Retiree Benefit Plans"). The GE Pension Plan provides benefits to certain U.S. employees based on the greater of a formula recognizing career earnings or a formula recognizing length of service and final average earnings. Benefit provisions are subject to collective bargaining. The GE Retiree Benefit Plans provide health and life insurance benefits to employees who retire under the GE Pension Plan with 10 or more years of service. Retirees share in the cost of healthcare benefits. The GE Pension Plan is currently in an overfunded position. Therefore, we have not been required to contribute to this plan for the three years ended December 31, 2002. Certain company employees also participate in GE's Supplementary Pension Plan ("GE Supplementary Plan") and other retiree benefit plans. The GE Supplementary Plan is a pay-as-you-go plan providing supplementary retirement benefits primarily to higher-level, longer-service U.S. employees. Other retiree plans are not significant individually or in the aggregate. Our costs associated with these plans were $56 million, $48 million, and $46 million for the years ended December 31, 2002, 2001 and 2000, respectively.

        Our employees participate in GE's defined contribution savings plan that allows the employees to contribute a portion of their pay to the plan on a pre-tax basis. GE matches 50% of these contributions up to 7% of the employee's pay. Our costs associated with these plans were $16 million, $17 million, and $17 million for the years ended December 31, 2002, 2001 and 2000, respectively.

        We also provide health and life insurance benefits to our employees through the GE Company's benefit program, as well as through plans sponsored by other affiliates. Our costs associated with these plans were $51 million, $48 million, and $43 million for the years ended December 31, 2002, 2001 and 2000, respectively.

(13) Borrowings

  (a)
  Short-Term Borrowings

        Total short-term borrowings at December 31:

	2002	2001
(Dollar amounts in millions)
Commercial paper	$1,675	$1,463
Current portion of long-term borrowings	175	—
Short-term line of credit with GE Capital	—	285
Other	—	4

Total	$1,850	$1,752

The weighted average interest rate on commercial paper outstanding at December 31, 2002 and 2001 was 1.4% and 2.0%, respectively. The interest rate on the short-term line of credit with GE Capital at December 31, 2001 was 2.8%.

  (b)
  Long-Term Borrowings

        Total long-term borrowings at December 31:

	2002	2001
(Dollar amounts in millions)
1.6% Notes (Japanese Yen), due 2011	$472	$447
6.625% First Colony Life Insurance Company Senior Note, due 2003	175	175
Less current portion of long-term borrowings	(175)	—

Total	$472	$622

        In June 2001, GEFAHI issued ¥60.0 billion ($488 million) of notes through a public offering at a price of ¥59.9 billion ($487 million). ¥3.0 billion ($25 million) of the notes were purchased by GE Edison following the original issuance and were held by GE Edison as of December 31, 2002. The effective yield on the borrowing is 1.62%. The proceeds from this borrowing were used to repay commercial paper borrowings. The notes are unsecured and mature at par in 2011.

        In December 1996, the First Colony Life Insurance Company Senior Note obligations were assumed as part of the acquisition of First Colony Life Insurance Company. The effective yield on the borrowing is 6.63%. The senior note indenture contains covenants that, among other things, limit GEFAHI's ability to dispose of, or allow liens to be placed against, the capital of First Colony.

        The amount of long-term borrowings that mature in 2003 is $175 million. There are no scheduled maturities in the years 2004-2007.

  (c)
  Liquidity

        Our liquidity requirements are principally met through dividends from our insurance subsidiaries, the Commercial Paper program and the credit line with GE Capital. At December 31, 2002, we have an unused credit line of $2.5 billion with GE Capital.

  (d)
  Interest Rate Risk

        A variety of instruments, including interest rate and currency swaps and currency forwards (for further discussion see note 18), are employed to achieve management's interest rate objectives. Effective interest rates are lower under these "synthetic" positions than could have been achieved by issuing debt directly. At December 31, 2002, swap maturities ranged from 2007 to 2017. The following table shows our borrowing positions at December 31, considering the effects of swaps:

	2002		2001
	Amount	Average Rate(c)	Amount	Average Rate(c)
(Dollar amounts in millions)
Short-term(a)	$748	2.7%	$644	2.3%
Long-term(b)	1,574	5.2%	1,730	5.5%

Total	$2,322		$2,374

(a)
Includes the unhedged portion of commercial paper and other short-term debt.

(b)
Includes fixed rate borrowings and $1.1 billion (in 2002 and 2001) notional long-term interest rate swaps that effectively convert the floating-rate nature of short term borrowings into fixed rate borrowings.

(c)
Based on year-end balances and year-end currency rates.

(14) Income Taxes

      The total provision (benefit) for income taxes for the years ended December 31:

	2002	2001	2000
(Dollar amounts in millions)
Current federal income taxes	$441	$233	$56
Deferred federal income taxes	(76)	323	465

Total federal income taxes	365	556	521

Current state income taxes	(26)	(12)	(11)
Deferred state income taxes	21	3	4

Total state income taxes	(5)	(9)	(7)

Current foreign income taxes	51	62	64
Deferred foreign income taxes	—	(19)	(2)

Total foreign income taxes	51	43	62

Total provision for income taxes	$411	$590	$576

        The reconciliation of the federal statutory tax rate to the effective income tax rate is as follows:

	2002	2001	2000
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
Increase (reduction) in rate resulting from:
State income tax, net of federal income tax effect	(0.3)	(0.5)	(0.6)
Non-deductible goodwill amortization	—	1.0	0.9
IRS settlement(a)	(8.5)	—	—
Tax exempt income	(2.7)	(2.8)	(2.4)
Other, net	(0.6)	(0.3)	(1.8)

Effective rate	22.9%	32.4%	31.1%

(a)
In 2002, we reached a favorable settlement with the Internal Revenue Service regarding the treatment of certain reserves for obligations to policyholders on life insurance contracts resulting in a benefit of $152 million. The benefits associated with the settlement are non-recurring.

        The components of the net deferred income tax liability at December 31, are as follows:

	2002	2001
(Dollar amounts in millions)
Assets:
Net unrealized losses on investment securities	$—	$230
Future annuity and contract benefits	1,028	1,407
Net unrealized losses on derivatives	18	82
Other	8	112

Total deferred income tax assets	$1,054	$1,831

Liabilities:
Net unrealized gains on investment securities	372	—
Investments	63	92
Present value of future profits	501	468
Deferred acquisition costs	928	1,116
Statutory contingency reserve	248	652
Other	30	47

Total deferred income tax liabilities	2,142	2,375

Net deferred income tax liability	$1,088	$544

        Based on an analysis of our tax position, management believes it is more likely than not that the results of future operations and implementation of tax planning strategies will generate sufficient taxable income to enable us to realize all of our deferred tax assets. Accordingly, no valuation allowance for deferred tax assets has been established.

        Federal income tax law allows mortgage guaranty insurance companies to deduct from current taxable income amounts added to statutory contingency loss reserves required by state law or regulation, subject to certain limitations. This federal tax deduction is permitted only to the extent that U.S. Mortgage Guaranty Insurance Company Tax and Loss Bonds ("Tax and Loss Bonds") are purchased in the amount of the tax benefit attributable to the deduction. Tax and Loss Bonds are non-interest bearing and mature ten years from the designated issue date. Unrecaptured amounts previously deducted for statutory contingency loss reserves must be included in federal taxable income in the tenth subsequent tax year. Tax and Loss Bond redemptions in December 2002 reduced the deferred tax liability for statutory contingency reserves by $404 million.

        Our current income tax liability was $507 million and $325 million, at December 31, 2002 and 2001, respectively.

(15) Supplemental Cash Flow Information

        Net taxes paid (refunded) were $291 million, $20 million and $(103) million and interest paid was $73 million, $151 million and $125 million for the years ended December 31, 2002, 2001 and 2000, respectively. At the date we acquired Saison Life in 2002, its assets included $2.4 billion of cash which is not included in our Combined Statement of Cash Flows as this amount is presented with assets associated with discontinued operations.

(16) Stock Compensation

        Certain Company employees have been granted GE stock options and restricted stock units ("RSUs") under GE's 1990 Long-Term Incentive Plan. RSUs give the recipients the right to receive shares of GE stock upon the lapse of their related restrictions. In the past, restrictions on most RSUs lapsed for 25% of the total shares awarded after three years, 25% after seven years, and 50% at retirement. GE changed the vesting schedule for RSUs granted in 2002 so that 25% of the restrictions lapse after three, five and ten years, with the final 25% lapsing at retirement. At December 31, 2002, our employees had 807,833 RSUs outstanding. Each RSU is convertible into one share of GE stock. We have recorded stock based compensation expense in the amount of $6 million, $4 million and $3 million for 2002, 2001 and 2000, respectively, related to the cost of the RSUs and stock options.

        Stock options expire 10 years from the date they are granted. Options vest over service periods that range from one to five years.

        The following table summarizes stock option activity related to our employees for the three years ended December 31, 2002.

		Average per Share
(Shares in thousands)	Shares Subject to Option	Exercise Price	Market Price
Balance at December 31, 1999	6,129	$18.42	$51.58
Options granted	1,278	46.95	46.95
Options transferred in(a)	636	22.57	—
Options exercised	(444)	10.80	53.60
Options transferred out (a)	(228)	22.05	—
Options terminated	(101)	36.85	—

Balance at December 31, 2000	7,270	23.89	47.94
Options granted	2,266	41.01	41.01
Options transferred in(a)	726	26.78	—
Options exercised	(524)	9.21	44.03
Options transferred out(a)	(251)	26.69	—
Options terminated	(194)	39.22	—

Balance at December 31, 2001	9,293	28.71	40.08
Options granted	1,774	27.08	27.08
Options transferred in(a)	426	27.85	—
Options exercised	(618)	9.41	32.17
Options transferred out(a)	(787)	25.67	—
Options terminated	(252)	38.13	—

Balance at December 31, 2002	9,836	$29.47	$24.35

(a)
Options transferred in/out represent movements of stock options held by employees who transfer to/from Genworth from another GE business.

        Outstanding options expire on various dates through 2012.

        The following table summarizes information about stock options related to our employees outstanding at December 31, 2002:

	Outstanding			Exercisable
Exercise price range	Shares in thousands	Average life(a)	Average exercise price	Shares in thousands	Average exercise price
$7.21 — 8.69	1,480	1.4	$8.34	1,480	$8.34
10.65 — 24.08	1,604	3.9	17.07	1,604	17.07
25.94 — 32.80	2,151	8.5	26.97	233	26.74
35.48 — 42.33	2,754	6.7	38.58	1,091	39.54
43.16 — 57.31	1,847	7.9	46.49	171	45.03

Total	9,836	6.1	$29.47	4,579	$21.14

(a)
Average contractual life remaining in years.

        At year-end 2001, options with an average exercise price of $15.66 were exercisable on 4,323 thousand shares; at year-end 2000, options with an average exercise price of $11.78 were exercisable on 3,788 thousand shares.

        The following table contains the weighted-average grant-date fair value information for 2002, 2001 and 2000. The fair value is estimated using the Black-Scholes option pricing model.

	2002	2001	2000
Fair value per option(a)	$7.68	$13.53	$17.23
Valuation assumptions
Expected option term (years)	6.0	6.0	6.4
Expected volatility	33.7%	30.5%	27.1%
Expected dividend yield	2.7%	1.6%	1.2%
Risk-free interest rate	3.5%	4.9%	6.4%

(a)
Weighted averages of option grants during each period.

(17) Related Party Transactions

      Historically, GE has provided a variety of products and services to us, and we have provided a variety of products and services to GE. GE's support services to us included:

  •
  customer service, transaction processing and a variety of functional support services provided by GE Capital International Services, or GECIS;

  •
  employee benefit processing and payroll administration, (see notes 12 and 16);

  •
  employee training programs, including access to GE training courses;

  •
  insurance coverage under the GE insurance program;

  •
  information systems, network and related services;

  •
  leases for vehicles, equipment and facilities; and

  •
  other financial advisory services such as tax consulting, capital markets services, research and development activities, and trademark licenses.

Expenses related to these services totaled $74 million, $52 million, and $38 million for the years ended December 31, 2002, 2001 and 2000, respectively. We also receive investment management and related administrative services provided by GE Asset Management Incorporated, or GEAM, for which we incurred expenses of $39 million, $2 million and $1 million for the years ended December 31, 2002, 2001 and 2000, respectively.

        In addition, we have recorded our allocated share of GE's corporate overhead for certain services provided to us including public relations, investor relations, treasury, and internal audit services, which are not specifically billed to us, in the amount of $49 million, $43 million and $42 million for the years ended December 31, 2002, 2001 and 2000, respectively. We have also recorded expenses associated with GE stock option and restricted stock unit grants in the amount of $6 million, $4 million and $3 million for the years ended December 31, 2002, 2001 and 2000, respectively as described above in footnote 16. These amounts will not be reimbursed to GE and have been recorded as a capital contribution in each year.

        We have entered into certain insurance transactions with affiliates of GE. During each of 2002, 2001 and 2000 we collected $20 million of premiums from various GE affiliates for long-term care insurance provided to employees of such affiliates. We have also reinsured some of the risks of our insurance policies with an affiliate, and paid premiums of $59 million, $58 million, and $88 million in 2002, 2001 and 2000, respectively.

        We have distributed some of our products through affiliates. We distribute our European payment protection insurance, in part, through arrangements with GE Consumer Finance, for which we have received premiums of $244 million, $198 million and $233 million during 2002, 2001 and 2000, respectively. We have also reinsured lease obligation insurance and credit insurance marketed by GE Consumer Finance, for which we received premiums of $105 million, $92 million and $67 million during 2002, 2001 and 2000.

        We sell to GE Mortgage Services, an affiliate of GE, some properties acquired through claim settlement in our U.S. mortgage insurance business at a price equal to the product of the property's fair value and an agreed upon price factor. We received proceeds of $13 million, $11 million and $17 million during 2002, 2001 and 2000, respectively related to those sales.

        During 2002, we sold certain investments to an affiliate at a fair value established as if it were an arms-length, third party transaction, which resulted in a gain of $114 million. We recorded this transaction at fair value as those investments were sold in a securitization transaction shortly after the sale to our affiliate.

        At December 31, 2002 and 2001, we had several notes receivable from various GE affiliates in the amount of $367 million and $175 million, respectively. These notes mature at various dates through 2012 and earn interest at rates between 5.50% and 6.63%. In addition, at December 31, 2001, we had $97 million in certain GE short-term investments with maturities less than 90 days. There were no such balances outstanding on December 31, 2002.

        At December 31, 2002 and 2001, our Japanese life insurance business had ¥62.8 billion of long-term borrowings with various GE affiliates, which were carried at the translated amount of $530 million and $525 million, respectively. These borrowings mature at various dates through 2008 and bear interest at rates between 2.25% and 2.64%. These borrowings have been recorded in liabilities associated with discontinued operations. In addition, we had approximately €2 million ($2 million at December 31, 2002 and 2001) and £5 million ($8 million at December 31, 2002 and $7 million at December 31, 2001) of notes payable to various GE affiliates. These notes mature in 2011 and 2007 and bear interest at the six-month Euro Interbank Offered Rate ("EURIBOR") and 8.80%, respectively.

        The amounts due from or owed to related parties are included in the following balance sheet captions at December 31:

	2002	2001
(Dollar amounts in millions)
Assets:
Cash and cash equivalents	$—	$97
Other assets	452	175

Total	$452	$272

Liabilities:
Short-term debt	$—	$285
Other liabilities	776	904
Liabilities associated with discontinued operations	530	525

Total	$1,306	$1,714

        At December 31, 2002 and 2001, we had a line of credit with a GE affiliate that has an aggregate borrowing limit of $2.5 billion. There was no balance outstanding as of December 31, 2002, and an outstanding balance of $285 million as of December 31, 2001. Outstanding borrowings under this line of credit bear interest at the three-month U.S.$ London Interbank Offered Rate ("LIBOR") plus 25 basis points. Interest is accrued and settled quarterly, in arrears. We incurred interest expense under this line of credit of $8 million, $11 million and $11 million for the years ended December 31, 2002, 2001, and 2000, respectively. We also had a line of credit with an affiliate of GE Capital with an aggregate borrowing line of £10 million. There was no balance outstanding as of December 31, 2002 and 2001.

        We, along with GE Capital, are participants in a revolving credit agreement that involves an international cash pooling arrangement on behalf of certain of our European affiliates. In such roles, either participant may make short-term loans to the other as part of the cash pooling arrangement. Each such borrowing shall be repayable upon demand, but not to exceed 364 days. This unsecured line of credit has an interest rate per annum equal to GE Capital Services' cost of funds for the currency in which such borrowing is denominated. This credit facility has an annual term, but is automatically extended for successive terms of one year each, unless terminated in accordance with the terms of the agreement. We had a net receivable of $85 million under this credit facility at December 31, 2002 and a net payable of $2 million at December 31, 2001.

        GE Capital from time to time has provided guarantees and other support arrangements on our behalf, including performance guarantees and support agreements relating to securitization and comfort letters provided to government agencies. We have not incurred any charges for the provision of these guarantees and other support arrangements.

(18) Fair Value of Financial Instruments

        Assets and liabilities that are reflected in the accompanying combined financial statements at fair value are not included in the following disclosure of fair value; such items include cash and cash equivalents, investment securities, separate accounts and derivative financial instruments. Other financial assets and liabilities—those not carried at fair value—are discussed below. Apart from certain of our borrowings and certain marketable securities, few of the instruments discussed below are actively traded and their fair values must often be determined using models. The fair value estimates are made at a specific point in time, based upon available market information and judgments about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time our entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the financial instrument.

The bases on which we estimate fair values are as follows:

        Mortgage loans.    Based on quoted market prices, recent transactions and/or discounted future cash flows, using rates at which similar loans would have been made to similar borrowers.

        Other financial instruments.    Based on comparable market transactions, discounted future cash flows, quoted market prices, and/or estimates of the cost to terminate or otherwise settle obligations.

        Borrowings.    Based on market quotes or comparables.

        Investment contract benefits.    Based on expected future cash flows, discounted at currently offered discount rates for immediate annuity contracts or cash surrender values for single premium deferred annuities.

        Insurance—credit life.    Based on future cash flows, considering expected renewal premiums, claims, refunds and servicing costs, discounted at a current market rate.

        Insurance—mortgage.    Based on future cash flows, less initial investment, discounted at current market rates.

        The following represents the fair value of financial assets and liabilities at December 31:

	2002					2001
	Notional amount			Carrying amount	Estimated fair value	Notional amount			Carrying amount	Estimated fair value
(Dollar amounts in millions)
Assets:
Mortgage loans	$	(a	)	$5,302	$5,684	$	(a	)	$4,499	$4,630
Other financial instruments		(a	)	44	44		(a	)	210	210
Liabilities:
Borrowing and related instruments:
Borrowings (b) (c)		(a	)	2,322	2,322		(a	)	2,374	2,374
Investment contract benefits		(a	)	30,962	32,238		(a	)	26,599	26,419
Insurance — credit life		12,365		2,070	2,070		16,291		1,675	1,675
Performance guarantees, principally letters of credit		119		—	—		42
Insurance — mortgage		—		1,087	894		—		949	761

Other firm commitments:
Ordinary course of business lending commitments	163	—	—	120	—	—
Commitments to fund limited partnerships	88	—	—	83	—	—

(a)
These financial instruments do not have notional amounts.

(b)
See note 13.

(c)
Includes effects of interest rate and currency swaps.

        On January 1, 2001, we adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as discussed in note 2. The paragraphs that follow provide additional information about derivatives and hedging relationships in accordance with SFAS 133.

        The nature of our business activities necessarily involves the management of various financial and market risks, including those related to changes in interest rates. As discussed more fully in note 1 of the combined financial statements, we use derivative financial instruments to mitigate or eliminate certain of those risks. The January 1, 2001, accounting change previously described affected only the pattern and timing of non-cash accounting recognition.

        A reconciliation of current period changes for the years ended December 31, 2002 and 2001, net of applicable income taxes in the separate component of stockholder's interest labeled "derivatives qualifying as hedges", follows:

	2002	2001
(Dollar amounts in millions)
Derivatives qualifying as hedges as of January 1	$(168)	$(351)
Current period decreases in fair value, net	21	20
Reclassification to earnings, net	49	163

Balance at December 31	$(98)	$(168)

        Derivatives and Hedging.    Our business activities routinely deal with fluctuations in interest rates in currency exchange rates and other asset prices. We follow strict policies for managing each of these risks, including prohibition on derivatives market-making, speculative derivatives trading or other speculative derivatives activities. These policies require the use of derivative instruments in concert with other techniques to reduce or eliminate these risks.

        Cash flow hedges.    Under SFAS 133, cash flow hedges are hedges that use simple derivatives to offset the variability of expected future cash flows. Variability can appear in floating rate assets, floating rate liabilities or from certain types of forecasted transactions, and can arise from changes in interest rates or currency exchange rates. For example, we may borrow funds at a variable rate of interest. If we need these funds to make a floating rate loan, there is no exposure to interest rate changes, and no hedge is necessary. However, if a fixed rate loan is made, we may contractually commit to pay a fixed rate of interest to a counterparty who will pay us a variable rate of interest (an "interest rate swap"). This swap will then be designated as a cash flow hedge of the associated variable rate borrowing. If, as would be expected, the derivative is highly effective in offsetting variable rates in the borrowing, changes in its fair value are recorded in a separate component of accumulated nonowner changes in stockholder's interest and released to earnings contemporaneously with the earnings effects of the hedged item. Further information about hedge effectiveness is provided below.

        We use currency forwards and interest rate and currency swaps, to optimize investment returns and borrowing costs. For example, currency swaps and non-functional currency borrowings together provide lower funding costs than could be achieved by issuing debt directly in a given currency.

        At December 31, 2002, amounts related to derivatives qualifying as cash flow hedges resulted in an increase of stockholder's interest of $70 million, of which $38 million was expected to be transferred to earnings in 2003, along with the earnings effects of the related forecasted transactions in 2003.

        Fair value hedges.    Under SFAS 133, fair value hedges are hedges that eliminate the risk of changes in the fair values of assets, liabilities and certain types of firm commitments. For example, we often purchase assets which pay a fixed rate of interest. If these assets were purchased to support fixed rate liabilities, there is consistency in the interest rate exposure of both, and no hedge is necessary. However, if the assets were purchased to offset floating rate liabilities, we will contractually commit to pay a fixed rate of interest to a counterparty who will pay us a floating rate of interest (an "interest rate swap"). This swap will then be designated as a fair value hedge of the asset purchased. Changes in fair value of derivatives designated and effective as fair value hedges are recorded in earnings and are offset by corresponding changes in the fair value of the hedged item.

        We use interest rate swaps, currency swaps and interest rate and currency forwards to hedge the effect of interest rate and currency exchange rate changes on local and non functional currency denominated fixed rate borrowings and certain types of fixed rate assets. Equity options are used to hedge price changes in equity indexed annuity liabilities.

        Net investment hedges.    The net investment hedge designation under SFAS 133 refers to the use of derivative contracts or cash instruments to hedge the foreign currency exposure of a net investment in a foreign operation. Currency exposures that result from net investments in affiliates are managed principally by funding assets denominated in local currency with liabilities denominated in that same currency.

        Derivatives not designated as hedges.    SFAS 133 specifies criteria that must be met in order to apply any of the three forms of hedge accounting. For example, hedge accounting is not permitted for hedged items that are marked to market through earnings. We use derivatives to hedge exposures when it makes economic sense to do so, including circumstances in which the hedging relationship does not qualify for hedge accounting as described in the following paragraph. We will also occasionally receive derivatives in the ordinary course of business. Under SFAS 133, derivatives that do not qualify for hedge accounting are marked to market through earnings.

        We use option contracts, including floors, as an economic hedge of changes in interest rates, currency exchange rates and equity prices on certain types of liabilities. Although these instruments are considered to be derivatives under SFAS 133, our economic risk is similar to, and managed on the same basis as other equity instruments we hold.

        Earnings effects of derivatives.    The table that follows provides additional information about the earnings effects of derivatives. In the context of hedging relationships, "effectiveness" refers to the degree to which fair value changes in the hedging instrument offset corresponding fair value changes in the hedged item. Certain elements of hedge positions cannot qualify for hedge accounting under SFAS 133 whether effective or not, and must therefore be marked to market through earnings. Time value of purchased options is the most common example of such elements in instruments we use. Pre-tax earnings effects of such items at December 31, 2002 are shown in the following table as "Amounts excluded from the measure of effectiveness."

	Cash flow hedges	Fair value hedges
(Dollar amounts in millions)

Ineffectiveness	$—	$2.8
Amounts excluded from the measure of effectiveness	—	—

        At December 31, 2002, the fair value of derivatives in a gain position and recorded in Other assets was $278 million and the fair value of derivatives in a loss position and recorded in Other liabilities was $275 million.

        Counterparty credit risk.    The risk that counterparties to derivative contracts will be financially unable to make payments to us according to the terms of the agreements is counterparty credit risk. We manage counterparty credit risk on an individual counterparty basis, which means that we net gains and losses for each counterparty to determine the amount at risk. When a counterparty exceeds credit exposure limits in terms of amounts they owe us, typically as a result of changes in market conditions (see table below), no additional transactions are permitted to be executed until the exposure with that counterparty is reduced to an amount that is within the established limit. All swaps are required to be executed under master swap agreements containing mutual credit downgrade provisions that provide the ability to require assignment or termination in the event either party is downgraded below A3 or A-. If the downgrade provisions had been triggered at December 31, 2002, we could have been required to disburse up to $177 million and could have claimed $180 million from counterparties—the net fair value losses and gains. At December 31, 2002 and 2001, gross fair value gains amounted to $278 million and $161 million, respectively. At December 31, 2002 and 2001, gross fair value losses amounted to $275 million and $196 million, respectively.

        Except for such positions, all other swaps, purchased options and forwards with contractual maturities longer than one year are conducted within the credit policy constraints provided in the table below. We may, however, enter into derivative transactions for durations of five years or longer with lower rated counterparties (Moody's Aa3 and S&P's AA-) if the agreements governing such transactions require both us and the counterparties to provide collateral in certain circumstances. Foreign exchange forwards with contractual maturities shorter than one year must be executed with counterparties having an A-1/ P-1 credit rating and the credit limit for these transactions is $150 million.

Counterparty credit criteria

Credit Rating
	Moody's	Standard & Poor's
Term of transaction
Up to five years	Aa3	AA-
Greater than five years	Aaa	AAA
Credit exposure limit
Up to $50 million	Aa3	AA-
Up to $75 million	Aaa	AAA

(19)    Non-Controlled Entities

        One of the most common forms of off-balance sheet arrangements is asset securitization. We use GE Capital-sponsored and third party entities to facilitate asset securitizations. As part of this strategy, management considers the relative risks and returns of our alternatives and predominately uses GE Capital-sponsored entities. Management believes these transactions could be readily executed through third party entities at insignificant incremental cost.

        The following table summarizes the current balance of assets sold to Qualified Special Purposes Entities (QSPE's) at December 31:

	2002	2001
(Dollar amounts in millions)

Assets—collateralized by:
Commercial mortgage loans	$428	$492
Fixed maturities	679	—
Other receivables	825	824

Total assets	$1,932	$1,316

        We evaluate the economic, liquidity and credit risk related to the above QSPEs and believe that the likelihood is remote that any such arrangements could have a significant adverse effect on our financial position, results of operations, or liquidity. Financial support for certain SPE's is provided under credit support agreements, in which we provide limited recourse for a maximum of $119 million of credit losses in qualifying entities. Assets with credit support are funded by demand notes that are further enhanced with support provided by GE Capital. We record liabilities for such guarantees based on our best estimate of probable losses. To date, we have not been required to make any payments under any of the credit support agreements. These agreements will remain in place throughout the life of the related entities.

        Sales of securitized assets to SPEs result in a gain or loss amounting to the net of sales proceeds, the carrying amount of net assets sold, the fair value of servicing rights and retained interests and an allowance for losses. Amounts recognized in our combined financial statements related to sales to sponsored or supported SPEs at December 31 are as follows:

	2002		2001
	Cost	Fair value	Cost	Fair value
(Dollar amounts in millions)
Retained interests—assets	$76	$103	$50	$63
Servicing asset	—	—	—	—
Recourse liability	—	—	—	—

Total	$76	$103	$50	$63

        Retained interests.    In certain securitization transactions, we retain an interest in transferred assets. Those interests take various forms and may be subject to credit prepayment and interest rate risks.

        Servicing assets.    Following a securitization transaction, we retain the responsibility for servicing the receivables, and, as such, are entitled to receive an ongoing fee based on the outstanding principal balances of the receivables. There are no servicing assets nor liabilities recorded as the benefits of servicing the assets are adequate to compensate an independent servicer for its servicing responsibilities.

        Recourse liability.    As described previously, under credit support agreements we provide recourse for credit losses in special purpose entities. We provide for expected credit losses under these agreements and such amounts approximate fair value.

        Other Non-controlled Entities.    We also have certain investments in associated companies for which we provide varying degrees of financial support and are entitled to a share in the results of the entities' activities. While all of these entities are substantive operating companies, some may need to be evaluated under FIN 46. The types of support we typically provide to these entities consists of credit enhancement, such as debt guarantees, and other contractual arrangements.

(20)    Restrictions on Dividends

        Our insurance companies are restricted by state and foreign insurance departments as to the aggregate amount of dividends they may pay to their parent without regulatory approval, the purpose of which is to protect affected insurance policyholders, depositors or investors. Dividends in excess of regulatory prescribed limits are deemed "extraordinary" and require formal insurance department approval. Based on statutory results as of December 31, 2002, our subsidiaries had dividend capacity of $698 million in dividends in 2003 without obtaining regulatory approval.

        Our insurance subsidiaries paid dividends of $840 million ($375 million of which were deemed "extraordinary"), $410 million, and $33 million during 2002, 2001 and 2000, respectively. We declared dividends of $171 million to our parent during 2002 of which $107 million was paid in 2002 and $64 million was paid in 2003. We declared dividends of $31 million in 2001 of which $6 million was paid in 2001 and $25 million was paid in 2002. We declared and paid $180 million of cash dividends during 2000.

(21)    Supplementary Financial Data

        Our U.S. domiciled insurance subsidiaries file financial statements with state insurance regulatory authorities and the "NAIC" that are prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory accounting practices differ from U.S. GAAP in several respects, causing differences in reported net earnings and stockholder's interest. Permitted statutory accounting practices encompass all accounting practices not so prescribed but that have been specifically allowed by state insurance authorities. Our insurance subsidiaries have no significant permitted accounting practices.

        Combined statutory net income for our U.S. domiciled insurance subsidiaries for the years ended December 31, 2002, 2001 and 2000 was $26 million, $648 million and $741 million, respectively. The combined statutory capital and surplus as of December 31, 2002 and 2001 was $7.2 billion and $5.6 billion, respectively.

        The NAIC has adopted Risk-Based Capital (RBC) requirements to evaluate the adequacy of statutory capital and surplus in relation to risks associated with: (i) asset risk, (ii) insurance risk, (iii) interest rate risk, and (iv) business risk. The RBC formula is designated as an early warning tool for the states to identify possible undercapitalized companies for the purpose of initiating regulatory action. In the course of operations, we periodically monitor the RBC level of each of our insurance subsidiaries. At December 31, 2002 and 2001, each of our insurance subsidiaries exceeded the minimum required RBC levels.

        For statutory purposes, our mortgage insurance subsidiaries are required to maintain a statutory contingency reserve. Annual additions to the statutory contingency reserve equal 50% of earned premiums and are maintained for ten years.

(22)    Operating and Geographic Segments

  (a) Operating Segment Information

        We conduct our operations through five business segments: (1) Protection, which includes our life insurance, long-term care insurance, group life and health insurance and European payment protection insurance; (2) Retirement Income and Investments, which includes our fixed, variable and income annuities, variable life insurance, asset management and specialized products, including GICs, funding agreements and structured settlements; (3) Mortgage Insurance, which includes our mortgage insurance products that facilitate homeownership by enabling borrowers to buy homes with low-down-payment mortgages; (4) Affinity, which includes life and health insurance and other financial products and services offered directly to consumers through affinity marketing arrangements with a variety of organizations, an institutional asset management business and several other small businesses that are not part of our core ongoing business; and (5) Corporate and Other, which includes net realized investment gains (losses), interest and other debt financing expenses and unallocated corporate income and expenses, as well as the results of several small, non-core businesses that are managed outside our operating segments.

        The following is a summary of segment activity for 2002, 2001 and 2000:

2002—Segment Data	Protection	Retirement Income and Investments	Mortgage Insurance	Affinity	Corporate and Other	Combined
(Dollar amounts in millions)

Premiums	$4,088	$991	$677	$247	$104	$6,107
Net investment income	1,136	2,522	231	70	20	3,979
Net realized investment gains	—	—	—	—	204	204
Policy fees and other income	381	243	38	271	6	939

Total revenues	5,605	3,756	946	588	334	11,229

Benefits and other changes in policy reserves	2,630	1,769	46	180	15	4,640
Interest credited	362	1,283	—	—	—	1,645
Underwriting acquisition and insurance expenses, net of deferrals	930	221	233	312	112	1,808
Amortization of deferred acquisition costs and intangibles	846	210	39	116	10	1,221
Interest expense	—	—	—	—	124	124

Total benefits and expenses	4,768	3,483	318	608	261	9,438

Earnings (loss) from continuing operations before income taxes	837	273	628	(20)	73	1,791
Provision (benefit) for income taxes	283	87	177	(17)	(119)	411

Net earnings (loss) from continuing operations	$554	$186	$451	$(3)	$192	$1,380

Total assets	$27,104	$53,624	$6,066	$2,317	$28,246	$117,357

2001—Segment Data	Protection	Retirement Income and Investments	Mortgage Insurance	Affinity	Corporate and Other	Combined
(Dollar amounts in millions)

Premiums	$3,915	$1,023	$698	$286	$90	$6,012
Net investment income (losses)	1,119	2,482	227	74	(7)	3,895
Net realized investment gains	—	—	—	—	201	201
Policy fees and other income	409	216	40	327	1	993

Total revenues	5,443	3,721	965	687	285	11,101

Benefits and other changes in policy reserves	2,380	1,736	150	188	20	4,474
Interest credited	342	1,278	—	—	—	1,620
Underwriting acquisition and insurance expenses, net of deferrals	1,043	187	180	320	93	1,823
Amortization of deferred acquisition costs and intangibles	839	181	51	156	10	1,237
Interest expense	—	—	—	—	126	126

Total benefits and expenses	4,604	3,382	381	664	249	9,280

Earnings from continuing operations before income taxes	839	339	584	23	36	1,821
Provision (benefit) for income taxes	301	124	156	(1)	10	590

Net earnings from continuing operations	$538	$215	$428	$24	$26	$1,231

Total assets	$24,647	$50,512	$5,830	$2,211	$20,798	$103,998

2000—Segment Data	Protection	Retirement Income and Investments	Mortgage Insurance	Affinity	Corporate and Other	Combined
(Dollar amounts in millions)

Premiums	$3,538	$589	$667	$326	$113	$5,233
Net investment income	1,007	2,299	206	85	81	3,678
Net realized investment gains	—	—	—	—	262	262
Policy fees and other income	372	249	22	406	4	1,053

Total revenues	4,917	3,137	895	817	460	10,226

Benefits and other changes in policy reserves	1,989	1,309	56	200	32	3,586
Interest credited	334	1,122	—	—	—	1,456
Underwriting acquisition and insurance expenses, net of deferrals	976	146	194	411	86	1,813
Amortization of deferred acquisition costs and intangibles	895	179	64	239	17	1,394
Interest expense	—	—	—	—	126	126

Total benefits and expenses	4,194	2,756	314	850	261	8,375

Earnings (loss) from continuing operations before income taxes	723	381	581	(33)	199	1,851
Provision (benefit) for income taxes	231	131	167	(20)	67	576

Net earnings (loss) from continuing operations	$492	$250	$414	$(13)	$132	$1,275

Total assets	$22,330	$57,141	$5,392	$2,237	$12,476	$99,576

(b)    Geographic Segment Information

        We conduct our operations in two geographic regions: (1) United States and (2) International.

        The following is a summary of geographic region activity as of and for the years ended December 31, 2002, 2001 and 2000.

2002	United States	International	Combined
(Dollar amount in millions)
Total revenues	$9,622	$1,607	$11,229

Net earnings from continuing operations	$1,217	$163	$1,380

Total assets	$111,739	$5,618	$117,357

2001
Total revenues	$9,577	$1,524	$11,101

Net earnings from continuing operations	$1,094	$137	$1,231

Total assets	$98,569	$5,429	$103,998

2000
Total revenues	$8,428	$1,798	$10,226

Net earnings from continuing operations	$1,043	$232	$1,275

Total assets	$92,774	$6,802	$99,576

(23)    Litigation

        We are subject to legal and regulatory actions in the ordinary course of our businesses, including class actions. Our pending legal and regulatory actions include proceedings specific to us and others generally applicable to business practices in the industries in which we operating. Plaintiffs in class action and other lawsuits against us may seek very large or indeterminate amounts, including punitive and treble damages. Given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in some of our matters could have a material adverse effect on our combined financial condition or results of operations.

        One of our insurance subsidiaries is name as a defendant in a lawsuit in Georgia (McBride v. Life Insurance Co. of Virginia dba GE Life and Annuity Assurance Co.) related to the sale of universal life insurance policies. The complaint was filed on November 1, 2000 as a class action on behalf of all persons who purchased certain universal life insurance policies from that subsidiary and alleges improper practices in connection with the sale and administration of universal life policies. No class has been certified. We have vigorously denied liability with respect to the plaintiff's allegations. On December 1, 2000, we successfully moved the case to the U.S. District Court for the Middle District of Georgia. On February 27, 2002, the court denied our motion for summary judgment. We have vigorously denied liability with respect to the plaintiff's allegations (see note 24 for subsequent information about this matter).

(24)    Subsequent Events

        On March 5, 2003, GE Capital contributed all of the outstanding common stock of GEFAHI to GEI, Inc., a newly formed holding company. GEI, Inc. is a subsidiary of GE Capital.

        On July 28, 2003 and December 16, 2003, River Lake Insurance Company, a wholly owned captive reinsurance subsidiary of our company, issued $300 million and $300 million, respectively, of non-recourse funding obligations, which bear a floating rate of interest and mature in 2033. As of December 16, 2003, $600 million of obligations were outstanding.

        On August 29, 2003, we completed the sale of our Japanese life insurance and domestic auto and homeowners' insurance businesses to American International Group, Inc. for aggregate cash proceeds of approximately $2.1 billion, consisting of $1.6 billion paid to us and $0.5 billion paid to other GE affiliates, plus pre-closing dividends. The sale resulted in an after-tax loss of $67 million.

        On October 8, 2003, our subsidiary GE Life and Annuity Assurance Company ("GE Life") agreed in principle to settle the case entitled McBride v. Life Insurance Co. of Virginia dba GE Life and Annuity Assurance Co. The McBride case was filed on November 1, 2000, in Georgia state court. On December 1, 2000, GE Life successfully removed the case to the U.S. District Court for the Middle District of Georgia. The complaint was brought as a class action on behalf of current and former owners of certain universal life insurance policies of GE Life, and alleges improper practices in connection with the sale and administration of those universal life policies. GE Life vigorously denies liability with respect to the plaintiff's allegations. Nevertheless, to avoid the risks and costs associated with protracted litigation and to resolve its differences with policyholders, GE Life agreed in principle on October 8, 2003, to settle the case on a nationwide class action basis. The settlement documents have not been finalized, nor has any proposed settlement been submitted to the proposed class and the U.S. District Court for approval, and a final settlement is not certain.

        On a periodic basis, we evaluate and establish our best estimate of reserves for litigation and other contingencies. In connection with this litigation, we have accrued in the third quarter an additional $50 million in reserves. While uncertainty exists, based on current information and circumstances, we believe that our reserve is within the range of reasonably foreseeable costs of bringing the matter to a conclusion.

        On December 15, 2003, we paid a dividend of $2.93 billion to our parent.

Genworth Financial, Inc.

Combined Statement of Earnings

(Dollar amounts in millions)

(Unaudited)

	Nine Months Ended September 30,
	2003	2002
Revenues:
Premiums	$4,937	$4,496
Net investment income	2,999	2,972
Net realized investment (losses) gains	(29)	41
Policy fees and other income	700	705

Total revenues	8,607	8,214

Benefits and expenses:
Benefits and other changes in policy reserves	3,777	3,402
Interest credited	1,215	1,229
Underwriting, acquisition, and insurance expenses, net of deferrals	1,515	1,393
Amortization of deferred acquisition costs and intangibles	935	860
Interest expense	94	94

Total benefits and expenses	7,536	6,978

Earnings from continuing operations before income taxes	1,071	1,236
Provision for income taxes	322	254

Net earnings from continuing operations	749	982
Net earnings (loss) from discontinued operations	186	(234)
Loss on sale of discontinued operations	(67)	—

Net earnings	868	748
Dividends paid	(5)	(96)
Retained earnings at beginning of period	7,838	6,835

Retained earnings at end of period	$8,701	$7,487

Pro forma earnings per share:
Basic

Diluted

See Notes to Combined Financial Statements

Genworth Financial, Inc.

Combined Statement of Financial Position

(Dollar amounts in millions)

(Unaudited)

	September 30, 2003	December 31, 2002
Assets
Investments:
Fixed maturities available-for-sale, at fair value	$64,329	$60,797
Equity securities available-for-sale, at fair value	957	1,295
Mortgage and other loans, net of valuation allowance of $47 and $45	5,599	5,302
Policy loans	1,099	983
Short-term investments	2,816	833
Other invested assets	2,246	2,870

Total investments	77,046	72,080
Cash and cash equivalents	3,150	1,569
Accrued investment income	1,237	1,245
Deferred acquisition costs	5,634	5,332
Intangible assets	1,384	1,592
Goodwill	1,707	1,702
Reinsurance recoverable	2,284	2,202
Other assets	1,834	2,073
Separate account assets	7,919	7,484
Assets associated with discontinued operations	—	22,078
Assets associated with variable interest entities	1,173	—

Total assets	$103,368	$117,357

Liabilities and Stockholder's Interest
Liabilities:
Future annuity and contract benefits	$58,947	$56,538
Liability for policy and contract claims	3,136	3,014
Unearned premiums	3,389	3,007
Other policyholder liabilities	566	636
Other liabilities	6,371	6,504
Non-recourse funding obligations	300	—
Short-term borrowings	1,686	1,850
Long-term borrowings	485	472
Deferred income taxes	1,446	1,088
Separate account liabilities	7,919	7,484
Liabilities associated with discontinued operations	—	20,012
Liabilities associated with variable interest entities	1,112	—

Total liabilities	85,357	100,605

Commitments and contingencies
Stockholder's interest:
Paid-in capital	8,162	8,079

Accumulated nonowner changes in stockholder's interest
Net unrealized investment gains	1,175	1,218
Derivatives qualifying as hedges	(66)	(98)
Foreign currency translation adjustments	39	(285)

Total accumulated nonowner changes in stockholder's interest	1,148	835
Retained earnings	8,701	7,838

Total stockholder's interest	18,011	16,752

Total liabilities and stockholder's interest	$103,368	$117,357

See Notes to Combined Financial Statements

Genworth Financial, Inc.

Combined Statement of Cash Flows

(Dollar amounts in millions)

(Unaudited)

	Nine Months Ended September 30,
	2003	2002
Cash flows from operating activities:
Net earnings	$868	$748
Adjustments to reconcile net earnings to net cash provided by operating activities:
Amortization of investment premiums and discounts	22	(18)
Net realized investment gains	29	(41)
Charges assessed to policyholders	(215)	(312)
Acquisition costs deferred	(1,304)	(1,502)
Amortization of deferred acquisition costs and intangibles	935	860
Deferred income taxes	13	16
Corporate overhead allocation	24	23
Net loss from sale of discontinued operations	67	—
Net (earnings) loss from discontinued operations	(186)	234
Change in certain assets and liabilities:
Accrued investment income and other assets, net	62	380
Insurance reserves	2,186	2,121
Other liabilities and other policy-related balances	1,694	1,702

Cash provided by operating activities	4,195	4,211

Cash flows from investing activities:
Proceeds from maturities and repayment of investments:
Fixed maturities	4,801	4,639
Mortgage and policy loans	1,528	376
Other invested assets	34	4
Proceeds from sales and securitizations of investments:
Fixed maturities and equity securities	16,033	12,494
Other invested assets	102	53
Purchases and origination of investments:
Fixed maturities and equity securities	(23,230)	(23,099)
Mortgage and policy loans	(1,896)	(900)
Other invested assets	(174)	(231)
Dividends received from discontinued operations	495	62
Payments for businesses purchased, net of cash acquired	44	(61)
Short-term investment activity, net	(1,982)	(42)
Cash proceeds from sale of discontinued operations	1,631	—

Cash used in investing activities	(2,614)	(6,705)

Cash flows from financing activities:
Proceeds from issuance of investment contracts	6,030	8,154
Redemption and benefit payments on investment contracts	(6,225)	(5,537)
Proceeds from short-term borrowings	118	1,967
Payments on short-term borrowings	(293)	(1,870)
Net commercial paper borrowings (repayments)	12	159
Proceeds from issuance of non-recourse funding obligations	300	—
Dividend paid to stockholder	(5)	(97)
Capital contribution received from stockholder	56	32

Cash (used in) provided by financing activities	(7)	2,808

Effect of exchange rate changes on cash and cash equivalents	7	28

Net increase in cash and cash equivalents	1,581	342
Cash and cash equivalents at beginning of year	1,569	881

Cash and cash equivalents at end of year	$3,150	$1,223

See Notes to Combined Financial Statements

Genworth Financial, Inc.

Notes to Interim Combined Financial Statements

(Unaudited)

(1)    Basis of Presentation

        Genworth Financial, Inc. ("Genworth") was incorporated in Delaware on October 23, 2003, with 1,000 shares of common stock $0.01 par value, authorized and issued, in preparation for the corporate reorganization of certain insurance and related subsidiaries of General Electric Company ("GE") and a public offering of Genworth common stock. Genworth is a wholly-owned subsidiary of GE Financial Assurance Holdings, Inc. ("GEFAHI"). GEFAHI is an indirect subsidiary of General Electric Capital Corporation ("GE Capital"), which in turn is an indirect subsidiary of GE. GEFAHI is a holding company for a group of companies that provide life insurance, long-term care insurance, group life and health insurance, annuities and other investment products and U.S. mortgage insurance. Immediately prior to the completion of the offering, Genworth acquired substantially all of the assets and assumed certain liabilities of GEFAHI. At the same time, Genworth also acquired certain other insurance businesses currently owned by other GE subsidiaries. These businesses include international mortgage insurance, European payment protection insurance, a Bermuda reinsurer, and mortgage contract underwriting.

        The accompanying interim financial statements include the accounts of certain indirect subsidiaries and businesses of GE that represent the predecessor of Genworth. We refer to the combined predecessor companies and business as the "Company", "we", "us", or "our" unless context otherwise requires. All significant intercompany transactions have been eliminated.

        These combined financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation. We label our quarterly information using a calendar convention, that is, the first quarter is consistently labeled as ending on March 31, second quarter as ending on June 30, and third quarter as ending on September 30. It is our longstanding practice to establish actual interim closing dates using a "fiscal" calendar, which requires our businesses to close their books on a Saturday in order to normalize the potentially disruptive effects of quarterly closings on business processes. The effects of this practice are modest and only exist within a reporting year.

        The interim combined financial statements are unaudited. These statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. The results reported in these combined quarterly financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The combined financial statements included herein should be read in conjunction with the audited combined financial statements and related notes for the fiscal year ended December 31, 2002.

        Following completion of the corporate reorganization, as described above, Genworth has      million shares of common stock outstanding. Basic and diluted pro forma earnings per share were calculated by dividing the September 30, 2003 net earnings by       million pro forma basic shares outstanding and by       million pro forma diluted shares outstanding, respectively. Pro forma shares outstanding used in our calculation of pro forma diluted earnings per share increased by            shares over the pro forma basic shares outstanding, resulting from       million shares of Class A Common Stock available under stock options, based on the treasury stock method.

(2)    Discontinued Operations

        On August 29, 2003, we closed the previously announced sale of our Japanese life insurance and domestic auto and homeowners' insurance businesses to American International Group, Inc. for aggregate proceeds of approximately $2.1 billion, consisting of $1.6 billion paid to us and $0.5 billion paid to other GE affiliates, plus pre-closing dividends. The sale resulted in a total after-tax loss of $67 million. The results of operations and cash flows are reflected as discontinued operations for all periods presented in the combined financial statements.

        Summary operating results of discontinued operations for the nine months ended September 30, are as follows:

(Dollar amounts in millions)	2003	2002
Revenues	$1,985	$1,925

Earnings before income taxes and accounting changes	$284	$196
Provision for income taxes	98	54

Earnings before accounting changes	186	142
Cumulative effect of accounting changes, net of taxes	—	(376)

Net earnings (loss) from discontinued operations	$186	$(234)

(3)    Nonowner Changes in Stockholder's Interest

        A summary of changes in stockholder's interest that did not result directly from transactions with our stockholder for the nine months ended September 30 follows:

(Dollar amounts in millions)	2003	2002
Net earnings	$868	$748
Unrealized gains (losses) on investment securities, net	(43)	1,587
Foreign currency translation adjustments	324	(34)
Derivatives qualifying as hedges	32	77

Total	$1,181	$2,378

        The 2003 amounts include the impact of the sale of our Japanese life insurance and domestic auto and homeowners' insurance businesses to AIG.

(4)    Recent Accounting Pronouncements

        The Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("SFAS") 142, Goodwill and Other Intangible Assets, generally became effective on January 1, 2002. Under SFAS 142, goodwill is no longer amortized but is tested for impairment using a fair value methodology, at least annually.

        Under SFAS 142, we were required to test all existing goodwill for impairment as of January 1, 2002, on a "reporting unit" basis. A reporting unit is an operating segment unless, at businesses one level below that operating segment (the "component" level), discrete financial information is prepared and regularly reviewed by management, in which case the component is the reporting unit.

        A fair value approach is used to test goodwill for impairment. An impairment charge is recognized for the amount, if any, by which the carrying amount of goodwill exceeds its fair value. Fair values of reporting units and the related fair values of their respective goodwill were established using discounted cash flows. When available and as appropriate, comparative market multiples were used to corroborate results of the discounted cash flows.

        Under SFAS 142, we were required to test all existing goodwill for impairment as of January 1, 2002, on a reporting unit basis, and recorded a non-cash charge of $376 million, net of tax, which relates to the domestic auto and homeowners' insurance business, primarily as a result of heightened price competition in the auto insurance industry. This is reflected in net earnings (loss) from discontinued operations in the combined financial statements. No impairment charge had been required under our previous goodwill impairment policy, which was based on undiscounted cash flows.

        We adopted FASB Interpretation 46 ("FIN 46"), Consolidation of Variable Interest Entities on July 1, 2003. Upon adoption, GE Capital was required to consolidate the funding conduit it sponsored. As a result, assets of certain off-balance-sheet entities were required to be included in our financial statements because the funding conduit, as the primary beneficial interest holder in the entities, no longer qualified as a third party. We therefore included approximately $1.2 billion of securitized assets and approximately $1.1 billion for liabilities in July 2003. Our financial statements distinguish such assets and liabilities in separate lines in our Combined Statement of Financial Position, called "Assets associated with variable interest entities" and "Liabilities associated with variable interest entities" because we do not control these assets and liabilities. These balances will decrease as the assets mature because we will not sell any additional assets to these consolidated entities.

        While FIN 46 represents a significant change in accounting principles governing consolidation, it does not change the economic or legal characteristics of asset sales. Entities included in the caption "Assets associated with variable interest entities," are those that GE Capital sponsored and/or to which GE Capital provided financial support, but are not controlled by GE Capital or us. These entities were associated with asset securitization and other asset sales. Liabilities included in these entities under the caption "Liabilities associated with variable interest entities" are not our legal obligations but will be repaid with cash flows generated by the related assets. As we no longer sell or securitize assets into these entities, the carrying amounts of assets and liabilities will decrease over time. Our July 1, 2003 consolidation of FIN 46 entities had no effect on previously reported earnings.

        We included in the Combined Statement of Earnings $21 million of revenue, $2 million of general expenses and $13 million of interest expense associated with our newly consolidated entities.

        The following table summarizes the assets and liabilities associated with these newly consolidated entities, which are included in our Corporate and Other segment for reporting purposes at September 30, 2003:

(Dollar amounts in millions)
Assets
Cash	$26
Investment securities	673
Mortgage loans	453
Other assets	21

Total(a)	$1,173

Liabilities
Borrowings	$1,071
Other liabilities	41

Total	$1,112

(a)
Includes $55 million of former retained interests in securitized assets now consolidated

        At September 30, 2003, assets in entities that were either sponsored by GE Capital or to which GE Capital provided financial support amounted to $2.0 billion, compared with $1.9 billion at December 31, 2002. Of the total, $1.2 billion was held by entities that were consolidated and included in the balance sheet under the caption "Assets associated with variable interest entities" and $0.8 billion remained off balance sheet. New disclosure requirements related to off-balance sheet arrangements that become effective later this year encompass a broader array of arrangements than those at risk for consolidation. These arrangements include transactions with term securitization entities, as well as transactions with conduits that are sponsored by third parties. As we intend to continue to engage in transactions with both third party conduits and public market term securitizations, we expect securitization activity in these arrangements to increase over time. At September 30, 2003 assets in these entities, which are QSPEs, amounted to $1.6 billion as compared to $1.9 billion at December 31, 2002. The most meaningful analysis of securitization activity before FIN 46 adoption (primarily conducted through sponsored and supported entities) and activity subsequent to that adoption, is a comparison of total "securitized assets", as follows.

(Dollar amounts in millions)	September 30, 2003	December 31, 2002
Receivables secured by:
Commercial mortgage loans	$1,275	$428
Fixed maturities	673	679
Other receivables	852	825

Total securitized assets	$2,800	$1,932

Assets associated with variable interest entities	$1,173	$—
Off-balance sheet:
Sponsored and supported	804	1,932
Other	823	—

Total securitized assets	$2,800	$1,932

        We adopted SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, as of July 1, 2003. SFAS 150 requires certain financial instruments previously classified as either entirely equity or between the liabilities section and the equity section of the Combined Statement of Financial Position be classified as liabilities. SFAS 150 requires issuers to classify as liabilities the following three types of freestanding financial instruments: mandatory redeemable financial instruments; obligations to repurchase the issuers equity shares by transferring assets; and certain obligations to issue a variable number of shares. The adoption of SFAS 150 has not materially impacted our results of operations and financial position.

Accounting Pronouncements Not Yet Adopted

        In July 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts, which we intend to adopt on January 1, 2004. This statement provides guidance on separate account presentation and valuation, the accounting for sales, inducements and the classification and valuation of long-duration contract liabilities. We are currently evaluating the effect of this statement on our combined financial statements, and we do not believe it will have a material impact.

(5)    Intangible Assets

        The following table presents the components of intangible assets:

	September 30, 2003		December 31, 2002
(Dollar amounts in millions)	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Present Value of Future Profits ("PVFP")	$2,735	$(1,570)	$2,810	$(1,481)
All other	606	(387)	618	(355)

Total	$3,341	$(1,957)	$3,428	$(1,836)

        Amortization expense related to intangible assets, excluding goodwill, for the nine months of 2003 and 2002 was $121 million and $123 million, respectively.

        The following table presents the activity in PVFP:

	September 30, 2003	December 31, 2002
(Dollar amounts in millions)
Unamortized balance at January 1	$1,349	$1,460
Acquisitions	—	(20)
Interest accreted at 3.7% and 4.1%, respectively	39	57
Amortization	(128)	(148)

Unamortized balance	1,260	1,349
Accumulated effect of net unrealized investment (gains) losses	(95)	(20)

Ending balance	$1,165	$1,329

        The estimated percentage of the December 31, 2002 net PVFP balance before the effect of unrealized investment gains or losses and adjusted for assets disposed of in the sale of our Japanese life insurance business to AIG (See note 1), to be amortized over each of the next five years, is as follows:

2003	8.6%
2004	8.1%
2005	7.7%
2006	7.1%
2007	6.5%

        Amortization expenses for PVFP in future periods will be affected by acquisitions, dispositions, realized capital gains/losses or other factors affecting the ultimate amount of gross profits realized from certain lines of business. Similarly, future amortization expenses for other intangibles will depend on future acquisitions, dispositions and other business transactions.

(6)    Non-recourse Funding Obligations

        On July 28, 2003, River Lake Insurance Company, a wholly-owned captive reinsurance subsidiary of our company, issued $300 million of non-recourse funding obligations, which bears a floating rate of interest and mature in 2033. As of September 30, 2003, $300 million of obligations were outstanding.

(7)    Operating Segments

        We conduct our operations through five business segments: (1) Protection, which includes our life insurance, long-term care insurance, group life and health insurance and European payment protection insurance; (2) Retirement Income and Investments, which includes our fixed, variable and income annuities, variable life insurance, asset management and specialized products, including GICs, funding agreements and structured settlements; (3) Mortgage Insurance, which includes our mortgage insurance products that facilitate homeownership by enabling borrowers to buy homes with low-down-payment mortgages; (4) Affinity, which includes life and health insurance and other financial products and services offered directly to consumers through affinity marketing arrangements with a variety of organizations, an institutional asset management business and several other small businesses that are not part of our core ongoing business; and (5) Corporate and Other, which includes net realized investment gains (losses), interest and other debt financing expenses and unallocated corporate income and expenses, as well as the results of several small, non-core businesses that are managed outside our operating segments.

        The following is a summary of operating segment activity for the nine months ended September 30:

(Dollar amounts in millions)	2003	2002
Revenues
Protection	$4,572	$4,159
Retirement Income and Investments	2,792	2,769
Mortgage Insurance	720	705
Affinity	431	445
Corporate and Other	92	136

Total revenues	$8,607	$8,214

Net earnings (loss) from continuing operations
Protection	$392	$393
Retirement Income and Investments	128	149
Mortgage Insurance	292	364
Affinity	15	(1)
Corporate and Other	(78)	77

Total net earnings (loss) from continuing operations	$749	$982

         The following is a summary of assets by operating segment:

(Dollar amounts in millions)	September 30, 2003	December 31, 2002
Assets
Protection	$28,610	$27,104
Retirement Income and Investments	55,375	53,624
Mortgage Insurance	6,098	6,066
Affinity	2,406	2,317
Corporate and Other	10,879	28,246

Total assets	$103,368	$117,357

(8)    Subsequent Events

        On October 8, 2003, our subsidiary GE Life and Annuity Assurance Company ("GE Life") agreed in principle to settle the case entitled McBride v. Life Insurance Co. of Virginia dba GE Life and Annuity Assurance Co. The McBride case was filed on November 1, 2000 in Georgia state court. On December 1, 2000, GE Life successfully removed the case to the United States District Court for the Middle District of Georgia. The complaint was brought as a class action on behalf of current and former owners of certain universal life insurance policies of GE Life, and alleges improper practices in connection with the sale and administration of those universal life policies. GE Life vigorously denies liability with respect to the plaintiff's allegations. Nevertheless, to avoid the risks and costs associated with protracted litigation and to resolve its differences with policyholders, GE Life agreed in principle on October 8, 2003 to settle the case on a nationwide class action basis. The settlement documents have not been finalized, nor has any proposed settlement been submitted to the proposed class and the United States District Court for approval, and a final settlement is not certain.

        On a periodic basis, we evaluate and establish our best estimate of reserves for litigation and other contingencies. In connection with this litigation, we have accrued in the third quarter an additional $50 million in reserves. While uncertainty exists, based on current information and circumstances, we believe that our reserve is within the range of reasonably foreseeable costs of bringing the matter to a conclusion.

        On December 15, 2003, we paid a dividend of $2.93 billion to our parent.

        On December 16, 2003, River Lake Insurance Company issued an additional $300 million of non-recourse funding obligations, which bears a floating rate of interest and matures in 2033. As of December 16, 2003, $600 million of obligations were outstanding.

Independent Auditors' Report

The Board of Directors
Genworth Financial, Inc.:

        We have audited the accompanying statement of financial position of Genworth Financial, Inc. (the "Company") as of October 23, 2003 (Date of Incorporation). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial position is free of material misstatement. An audit of a statement of financial position includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement. An audit of a statement of financial position also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit of the statement of financial position provides a reasonable basis for our opinion.

        In our opinion, the statement of financial position referred to above presents fairly, in all material respects, the financial position of Genworth Financial, Inc. as of October 23, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP
Richmond, Virginia
January 6, 2004

GENWORTH FINANCIAL, INC.

STATEMENT OF FINANCIAL POSITION

As of October 23, 2003

(date of incorporation)

Assets
Cash	$1,000

Total Assets	$1,000

Common stock, $0.01 par value; 1,000 shares authorized, issued and outstanding	$10
Capital in excess of par value	990

Total Stockholder's Interest	$1,000

NOTES TO STATEMENT OF FINANCIAL POSITION

1.
Organization and Purpose

        Genworth Financial, Inc. ("Genworth") was incorporated in Delaware on October 23, 2003. In connection with its formation, Genworth issued 1,000 shares of common stock for $1,000 to GE Financial Assurance Holdings, Inc. ("GEFAHI"), an indirect subsidiary of General Electric Company ("GE").

        Genworth was formed to acquire substantially all of the assets and assume certain liabilities of GEFAHI, a holding company for a group of companies that provides life insurance, long-term care insurance, group life and health insurance, annuities and other investment products and U.S. mortgage insurance. Genworth will also acquire certain other insurance businesses currently owned by other GE subsidiaries and enter into several significant reinsurance transactions with an affiliate of GE.

2.
Subsequent Events

        The cash consideration related to Genworth's initial common stock issuance of 1,000 shares was received by Genworth on November 3, 2003.

Glossary of Selected Insurance Terms

        The following Glossary includes definitions of certain insurance, reinsurance, investment and other terms.

A.M. Best	A.M. Best Company, a rating agency.
Account value	The amount of investment products held for the benefit of a policyholder or contract holder. For mutual funds, account value is equal to fair market value.
Accumulation period	The period during which an individual makes regular contributions to a deferred annuity or retirement plan. The period ends when the income payments begin.
Annualized first-year premiums	Premium payments related only to new sales and calculated as if they were consistently paid for the full year of the sale even if they were actually paid for only a portion of the year of the sale.
Annuity	A contract that provides for periodic payments to an annuitant for a specified period, often until the annuitant's death.
Assets under management	Assets we manage directly in our proprietary products, such as our mutual funds and variable annuities, in our separate accounts and in our general account, and assets invested in investment options included in our products that are managed by third-party sub-managers.
Bulk insurance	Primary mortgage insurance whereby a portfolio of loans is insured in a single, bulk transaction.
Captive reinsurance	In the mortgage insurance industry, a reinsurance program in which the mortgage insurer shares portions of the mortgage insurance risk written on loans originated or purchased by lenders with captive reinsurance companies affiliated with these lenders.
Captive reinsurer	In the mortgage insurance industry, any reinsurance company that is wholly-owned by another organization (generally the lender or an affiliate of the lender), the main purpose of which is to insure the risks of the parent organization.
Cash value	The amount of cash available to a policyholder on the surrender of or withdrawal from a life insurance policy or annuity contract.
Cede	Reinsuring with another insurance company all or a portion of the risk we insure.
Credit ratings	The opinions of rating agencies regarding an entity's ability to repay its indebtedness.

The purpose of Moody's credit ratings is to provide investors with a simple system of gradation by which relative creditworthiness of securities may be noted. Moody's long-term obligation ratings currently range from "Aaa" (highest quality) to "C" (lowest rated). Moody's long-term obligation ratings grade debt according to its investment quality. Moody's considers "Aa2" and "A3" rated long-term obligations to be upper-medium grade obligations and subject to low risk. Moody's short-term credit ratings range from "P-1" (superior) to "NP" (not prime).
S&P's credit ratings range from "AAA" (highest rating) to "D" (payment default). S&P publications indicate that an "A+" rated issue is somewhat more susceptible to the adverse effects of changes in circumstances and economic condition than obligations in higher rated categories; however, the obligor's capacity to meet its financial commitment to the obligation is still strong. S&P short-term ratings range from "A-1" (highest category) to "D" (payment default). Within the A-1 category some obligations are designated with a plus sign (+) indicating that the obligor's capacity to meet its financial commitment on the obligation is extremely strong.
Crediting rate	The interest rate credited on a life insurance policy or annuity contract, which may be a guaranteed fixed rate, a variable rate or some combination of both.
Deferred acquisition costs (DAC)	Commissions and other selling and issuance expenses that vary with and are primarily related to the production of business and that are deferred and amortized over the estimated life of the related insurance policies in conformity with U.S. GAAP. These costs include commissions in excess of ultimate renewal commissions, direct mail and printing costs, sales material and some support costs, such as underwriting and policy and contract issuance expenses.
Deferred annuities	Annuity contracts that delay income payments until the holder chooses to receive them.
Defined benefit pension plan	A pension plan that promises to pay a specified amount to each eligible plan member who retires.
Defined contribution plan	A plan established under Section 401(a), 401(k), 403(b) or 457(b) of the Internal Revenue Code, under which the benefits to a participant depend on contributions made to, and the investment return on, the participant's account.
Earned premiums	The portion of a premium, net of any amount ceded, that represents coverage already provided or that belongs to the insurer based on the part of the policy period that has passed.
Financial strength ratings	The opinions of rating agencies regarding the financial ability of an insurance company to meet its obligations under its insurance policies.

A.M. Best's financial strength ratings for insurance companies currently range from "A++" (superior) to "F" (in liquidation). A.M. Best's ratings reflect its opinion of an insurance company's financial strength, operating performance and ability to meet its obligations to policyholders. A.M. Best considers "A" and "A-" rated companies to have an excellent ability to meet their ongoing obligations to policyholders and "B++" companies to have a good ability to meet their ongoing obligations to policyholders.
Fitch's financial strength ratings currently range from "AAA" (exceptionally strong) to "D" (distressed). These ratings provide an assessment of the financial strength of an insurance organization and its capacity to meet senior obligations to policyholders and contract holders on a timely basis. According to Fitch's publications, "AA" (very strong) rated insurance companies are viewed as possessing very strong capacity to meet policyholder and contract obligations. Risk factors are modest, and the impact of any adverse business and economic factors is expected to be very small. The symbol (+) or (-) may be appended to a rating to indicate the relative position of a credit within a rating category. Such suffixes are not added to ratings in the "AAA" category or to ratings below the "CCC" category.
Moody's financial strength ratings currently range from "Aaa" (exceptional) to "C" (lowest rated). Moody's ratings reflect the ability of insurance companies to repay punctually senior policy-holder claims and obligations. Moody's indicates that "A1" rated insurance companies offer good financial security, but elements may be present which suggest a susceptibility to impairment sometime in the future. The symbol "1" following "A" shows a company's relative standing within the "A" rating category.
S&P's financial strength ratings currently range from "AAA" (extremely strong) to "R" (regulatory action). These ratings reflect S&P's opinion of an operating insurance company's financial capacity to meet the obligations of its insurance policies and contracts in accordance with their terms. According to S&P's publications, "A+" rated insurance companies have strong financial security characteristics, but are somewhat more likely to be affected by adverse business conditions than insurers with higher ratings. The symbol (+) following "A" shows a company's relative standing within the "A" rating category.
First-year premiums	The amount of premiums received during the first year on insurance policies sold plus the amount of deposits on variable and universal life policies sold or additional premiums or deposits from conversions received over the specified period. This figure does not reflect policies that lapse in their first year.

Fitch	Fitch Ratings Ltd. and its subsidiaries, a rating agency.
Fixed annuities	An annuity under which the interest rate credited on the annuity during the accumulation phase is a fixed rate, which may change periodically, until it matures.
Flow insurance	Primary mortgage insurance placed on an individual loan when the loan is originated.
Funding agreements	A contract that guarantees a minimum rate of return, which may be fixed or floating, on the amount invested.
General account	All of the assets of our insurance companies recognized for statutory accounting purposes other than those specifically allocated to a separate account. We bear the risk of our investments held in our general account.
Gross written premiums	Total premiums for insurance written and reinsurance assumed during a given period.
Group insurance	Insurance which is issued to a group, such as an employer, credit union, or trade association, and which provides coverage for individuals and sometimes their dependents.
Guaranteed investment contract (GIC)	A contract, usually purchased by ERISA qualified plans, that guarantees a minimum rate of return, which may be fixed or floating, on the amount invested.
Immediate annuities	Annuity contracts under which the benefits payable to the annuitant begin to be paid within one year of contract issuance.
Income annuities	Annuity contracts that provide for a single premium at the time of issue and guarantee a series of payments beginning within one year of the issue date and continuing over a period of years.
In-force	Policies and contracts reflected on our applicable records that have not expired or been terminated as of a given date.
Insurance in force	The value of mortgage insurance policies, based on the original principal amount of mortgages covered by mortgage insurance policies that remain in effect.
LIMRA International	Life Insurance Marketing and Research Association, an association of life insurance and other financial services companies.
Loan-to-value	The ratio of the original principal balance of a mortgage loan to the property's fair market value or appraised value at the time of the loan.
Long-term care insurance	Insurance that protects the insured from certain costs of care at home or in an outside facility.
Loss adjustment expense	The expense involved in settling a loss, excluding the actual value of the loss.

Medical stop loss insurance	Insurance that provides protection against catastrophic or unpredictable losses. It is purchased by employers who have decided to self-fund their employee benefit plans, but do not want to assume 100% of the liability for losses arising from the plans. Under a medical stop loss policy, the insurance company becomes liable for losses that exceed certain limits called deductibles.
Medicare supplement insurance	Insurance that provides coverage for Medicare-qualified expenses that are not covered by Medicare because of applicable deductibles or maximum limits.
Moody's	Moody's Investors Service, Inc., a rating agency.
Morbidity	The incidence of disease or disability in a specific population over a specific period of time.
Mortality	The number of deaths in a specific population over a specific period of time.
New insurance written	The original principal balance of mortgages covered by newly issued primary mortgage insurance.
New risk written	The original principal balance of mortgage loans covered by newly issued primary mortgage insurance, multiplied by the applicable coverage percentage.
Non-admitted assets	Certain assets or portions thereof that are not permitted to be reported as admitted assets in an insurer's statutory financial statement. As a result, certain assets which normally would be accorded value in the financial statements of non-insurance corporations are accorded no value and thus reduce the reported statutory policyholder surplus of the insurer.
Payment protection insurance	Insurance that helps consumers meet their payment obligations on outstanding financial commitments, such as mortgage, personal loans or credit cards, in the event of a misfortune, such as accident, illness, involuntary unemployment, temporary incapacity, permanent disability or death.
Persistency	Measurement by premiums of the percentage of insurance policies or annuity contracts remaining in force between specified measurement dates.
Policy loans	Loans from an insurer secured by the cash surrender value of a life insurance policy.
Pool insurance	Mortgage insurance coverage on portfolios of loans, typically with an aggregate coverage limit, which is used as a credit enhancement in connection with the securitization of the related portfolio.
Portfolio credit enhancement	A form of mortgage insurance purchased by lenders on loans in a portfolio to reduce capital requirements or as a credit enhancement in anticipation of securitization.

Premiums	Payments and other consideration received on insurance policies issued or reinsured by an insurance company, which are earned in accordance with U.S. GAAP over the terms of the related insurance policies or in proportion to expected claims or expiration of risk, depending on the nature of the policy. Under U.S. GAAP, premiums on investment-type contracts are not accounted for as revenues.
Present value of future profits (PVFP)	An intangible asset that represents the actuarially estimated present value of future cash flows from an acquired block of insurance policies or investment contracts and that is amortized over the estimated life of the related insurance policies or contracts in conformity with U.S. GAAP.
Primary mortgage insurance	Mortgage insurance, including flow and bulk but excluding pool, that protects mortgage lenders and investors from default-related losses on mortgage loans.
Primary mortgage insurance in force	Primary mortgage insurance, as determined by the value of mortgage insurance policies that remain in effect, based on the original principal amount of mortgages covered by such policies.
Private mortgage insurance	Mortgage insurance provided by nongovernmental insurers that protects a lender or investor against loss if the borrower defaults.
Qualified insurer	A mortgage guaranty insurer that is approved by each of Fannie Mae and Freddie Mac, pursuant to their respective charters, as meeting their requirements for insuring against credit losses on high loan-to-value loans.
Reinsurance	The ceding by one insurance company to another company of all or a portion of a risk for a premium. The ceding of risk, other than in the case of assumption reinsurance, does not relieve the original insurer of its liability to the insured.
Reserves	Liabilities established by insurers and reinsurers to reflect the estimated costs of claim payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established losses, future benefits, claims, loss expenses and unearned premiums. With respect to mortgage insurance, a statutory contingency reserve is also required to be established by applicable law to protect against catastrophic losses.
Risk in force	The original principal amount of mortgage loans, multiplied by the coverage percentage under the mortgage insurance policies that remain in effect.
S&P	Standard & Poor's Ratings Group, a rating agency.

Separate accounts	Assets of our insurance companies allocated under certain policies and contracts that are segregated from the general account and other separate accounts. The policyholder or contractholder bears the risk of investments held in a separate account.
Statutory accounting principles (SAP)	Accounting practices prescribed or permitted by an insurer's domiciliary state insurance regulator for purposes of financial reporting to regulators.
Statutory reserves	Monetary amounts established by state insurance law that an insurer must have available to provide for future obligations with respect to all policies. Statutory reserves are liabilities on the balance sheet of financial statements prepared in conformity with statutory accounting practices.
Statutory surplus	The excess of admitted assets over statutory liabilities as shown on an insurer's statutory financial statements.
Structured settlements	Customized annuities used to provide to a claimant ongoing periodic payments instead of a lump-sum payment. Structured settlements provide an alternative to a lump-sum settlement generally in a personal injury lawsuit and typically are purchased by property and casualty insurance companies for the benefit of an injured claimant with benefits scheduled to be paid throughout a fixed period or for the life of the claimant.
Surrender charge	An amount specified in an insurance policy or annuity contract that is charged to a policyholder or contractholder for early cancellations of, or withdrawal under, that policy or contract.
Surrenders and withdrawals	Amounts taken from life insurance policies and annuity contracts representing the full or partial values of these policies or contracts.
Term life insurance	Life insurance written for a specified period and under which no cash value is generally available on surrender.
Traditional flow mortgage insurance	Primary (first loss) insurance in individual loans with a high loan-to-value ratio that is placed at or shortly after loan closing. Coverage is generally limited to 50% or less of the original loan balance.
Underwriting	The process of examining, accepting or rejecting insurance risks and classifying those risks that are accepted, in order to charge policyholders an appropriate premium.
Unearned premiums	The portion of a premium, net of any amount ceded, that represents coverage that has not yet been provided or that will belong to the insurer based on the part of the policy period to elapse in the future.
Universal life insurance	Interest sensitive life insurance under which separately identified interest, and mortality and expense charges are made to the policy fund, typically with flexible premiums.

U.S. GAAP	Generally accepted accounting principles in the U.S.
Variable annuity	An annuity contract under which values during the accumulation phase fluctuate according to the investment performance of a separate account or accounts supporting such contract that are designated by the contractholder.
Variable life insurance	A life insurance policy under which the benefits payable to the beneficiary upon the death of the insured or the surrender of the policy will vary to reflect the investment performance of a separate account or accounts supporting such policy that are designated by the contractholder.
Whole life insurance	A life insurance policy for an insured's entire life that offers the beneficiary benefits in the event of the insured's death, provided premiums have been paid when due; it also allows for the buildup of cash value but has no investment feature.

                Shares

Class A Common Stock

Prospectus

                , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The expenses, other than underwriting commissions, expected to be incurred by Genworth Financial, Inc. (the "Registrant") in connection with the issuance and distribution of the securities being registered under this Registration Statement are estimated to be as follows:

Securities and Exchange Commission Registration Fee		$40,450
National Association of Securities Dealers, Inc. Filing Fee		$30,500
New York Stock Exchange Listing Fee	$	*
Printing and Engraving	$	*
Legal Fees and Expenses	$	*
Accounting Fees and Expenses	$	*
Miscellaneous	$	*

Total	$

*
To be completed by amendment

        All offering expenses will be payable by the selling stockholder.

Item 14. Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not excluding other rights to which those seeking indemnification may be entitled under any certificate of incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant's certificate of incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

        Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transactions from which the director derived an improper personal benefit. The Registrant's certificate of incorporation provides for such limitation of liability.

        The Registrant maintains standard policies of insurance under which coverage is provided (i) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (ii) to the Registrant with respect to payments which may be made by the Registrant to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.

Item 15. Recent Sales of Unregistered Securities

        The Registrant was incorporated on October 23, 2003 under the laws of the State of Delaware. In connection with its formation, the Registrant issued 1,000 shares of common stock for $1,000 to GE Financial Assurance Holdings, Inc., an indirect subsidiary of General Electric Company, pursuant to the exemption provided by Section 4(2) of the Securities Act of 1933.

Item 16. Exhibits and Financial Statement Schedules

  (a)
  Exhibits

Number	Description
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation of Genworth Financial, Inc.
3.2*	Amended and Restated Bylaws of Genworth Financial, Inc.
4.1*	Specimen Class A Common Stock certificate
5.1*	Opinion of Weil, Gotshal & Manges LLP
10.1*	Master Agreement among Genworth Financial, Inc., General Electric Company, General Electric Capital Corporation, GEI, Inc. and GE Financial Assurance Holdings, Inc.
10.2*	Registration Rights Agreement between Genworth Financial, Inc. and GE Financial Assurance Holdings, Inc.
10.3*
Transition Services Agreement among General Electric Company, General Electric Capital Corporation, GEI Inc., GE Financial Assurance Holdings, Inc., GNA Corporation, GE Asset Management Incorporated and General Electric Mortgage Holdings LLC
10.4*	Liability and Portfolio Management Agreement between Genworth Financial, Inc. and Trinity Plus Funding Company, LLC
10.5*	Liability and Portfolio Management Agreement between Genworth Financial, Inc. and Trinity Funding Company, LLC
10.6*	Outsourcing Services Separation Agreement among Genworth Financial, Inc., General Electric Company, General Electric Capital Corporation and GE Capital International Services, Inc.
10.7*	Tax Matters Agreement between Genworth Financial, Inc. and GE Financial Assurance Holdings, Inc.
10.8*	Employee Matters Agreement among Genworth Financial, Inc., General Electric Company, General Electric Capital Corporation, GEI, Inc. and GE Financial Assurance Holdings, Inc.
10.9*	Transitional Trademark License Agreement between Genworth Financial, Inc. and GE Capital Registry, Inc.
10.10*	Intellectual Property Cross-License between Genworth Financial, Inc. and General Electric Company
10.11*	Coinsurance Agreement by and between GE Life and Annuity Assurance Company and Union Fidelity Life Insurance Company.
10.12*	Coinsurance Agreement by and between Federal Home Life Insurance Company and Union Fidelity Life Insurance Company.
10.13*	Coinsurance Agreement by and between General Electric Capital Assurance Company and Union Fidelity Life Insurance Company.
10.14*	Coinsurance Agreement by and between GE Capital Life Assurance Company and Union Fidelity Life Insurance Company.
10.15*	Coinsurance Agreement by and between American Mayflower Life Insurance Company and Union Fidelity Life Insurance Company.

10.16*	Retrocession Agreement by and between General Electric Capital Assurance Company and Union Fidelity Life Insurance Company.
10.17*	Retrocession Agreement by and between GE Capital Life Assurance Company of New York and Union Fidelity Life Insurance Company.
10.18*	Reinsurance Agreement by and between GE Life and Annuity Assurance Company and Union Fidelity Life Insurance Company.
10.19*	Reinsurance Agreement by and between GE Capital Life Assurance Company of New York and Union Fidelity Life Insurance Company.
10.20*	Coinsurance Agreement by and between Union Fidelity Life Insurance Company and Federal Home Life Insurance Company.
10.21*	Capital Maintenance Agreement by and between Union Fidelity Life Insurance Company and General Electric Capital Corporation.
10.22*	Reinsurance Agreement by and between Financial Insurance Company Limited and Viking Insurance Company, Limited.
10.23*	Reinsurance Agreement by and between Financial Assurance Company Limited and Viking Insurance Company, Limited.
10.24*	Reinsurance Agreement by and between RD Plus S.A. and Vie Plus S.A.
21.1*	Subsidiaries of the registrant
23.1	Consent of KPMG LLP
23.2*	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (See Signature Page)

*
To be filed by amendment.

(b)
Financial Statement Schedule

Number	Description
Schedule III	Supplementary Insurance Information

Item 17. Undertakings

        The undersigned hereby undertakes as follows:

        (a) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (c)    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Richmond, Virginia, on this 20th day of January, 2004.

GENWORTH FINANCIAL, INC.
By:	/s/ MICHAEL D. FRAIZER
	Name:	Michael D. Fraizer
	Title:	Chairman of the Board of Directors, President and Chief Executive Officer

POWER OF ATTORNEY

        We, the undersigned directors and officers of Genworth Financial, Inc. (the "Company"), hereby severally constitute and appoint Michael D. Fraizer and Richard P. McKenney, and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission, and any and all amendments to said Registration Statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933 in connection with the registration under the Securities Act of 1933 of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

        Pursuant to the requirements of the Securities Act of 1933 this Registration Statement has been signed by the following persons in the capacities indicated on the 20th day of January, 2004.

Signature	Title

/s/ MICHAEL D. FRAIZER Michael D. Fraizer	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)
/s/ RICHARD P. MCKENNEY Richard P. McKenney	Senior Vice President—Chief Financial Officer (Principal Financial Officer)
/s/ JAMIE S. MILLER Jamie S. Miller	Vice President and Controller (Principal Accounting Officer)
/s/ ELIZABETH J. COMSTOCK Elizabeth J. Comstock	Director
/s/ PAMELA DALEY Pamela Daley	Director
/s/ DENNIS D. DAMMERMAN Dennis D. Dammerman	Director
/s/ DAVID R. NISSEN David R. Nissen	Director
/s/ JAMES A. PARKE James A. Parke	Director

INDEX TO EXHIBITS

Number	Description
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation of Genworth Financial, Inc.
3.2*	Amended and Restated Bylaws of Genworth Financial, Inc.
4.1*	Specimen Class A Common Stock certificate
5.1*	Opinion of Weil, Gotshal & Manges LLP
10.1*	Master Agreement among Genworth Financial, Inc., General Electric Company, General Electric Capital Corporation, GEI, Inc. and GE Financial Assurance Holdings, Inc.
10.2*	Registration Rights Agreement between Genworth Financial, Inc. and GE Financial Assurance Holdings, Inc.
10.3*	Transition Services Agreement among General Electric Company, General Electric Capital Corporation, GEI Inc., GE Financial Assurance Holdings, Inc., GNA Corporation, GE Asset Management Incorporated and General Electric Mortgage Holdings LLC.
10.4*	Liability and Portfolio Management Agreement between Genworth Financial, Inc. and Trinity Plus Funding Company, LLC
10.5*	Liability and Portfolio Management Agreement between Genworth Financial, Inc. and Trinity Funding Company, LLC
10.6*	Outsourcing Services Separation Agreement among Genworth Financial, Inc., General Electric Company, General Electric Capital Corporation and GE Capital International Services, Inc.
10.7*	Tax Matters Agreement between Genworth Financial, Inc. and GE Financial Assurance Holdings, Inc.
10.8*	Employee Matters Agreement among Genworth Financial, Inc., General Electric Company, General Electric Capital Corporation, GEI, Inc. and GE Financial Assurance Holdings, Inc.
10.9*	Transitional Trademark License Agreement between Genworth Financial, Inc. and GE Capital Registry, Inc.
10.10*	Intellectual Property Cross-License between Genworth Financial, Inc. and General Electric Company.
10.11*	Coinsurance Agreement by and between GE Life and Annuity Assurance Company and Union Fidelity Life Insurance Company.
10.12*	Coinsurance Agreement by and between Federal Home Life Insurance Company and Union Fidelity Life Insurance Company.
10.13*	Coinsurance Agreement by and between General Electric Capital Assurance Company and Union Fidelity Life Insurance Company.
10.14*	Coinsurance Agreement by and between GE Capital Life Assurance Company and Union Fidelity Life Insurance Company.
10.15*	Coinsurance Agreement by and between American Mayflower Life Insurance Company and Union Fidelity Life Insurance Company.
10.16*	Retrocession Agreement by and between General Electric Capital Assurance Company and Union Fidelity Life Insurance Company.
10.17*	Retrocession Agreement by and between GE Capital Life Assurance Company of New York and Union Fidelity Life Insurance Company.
10.18*	Reinsurance Agreement by and between GE Life and Annuity Assurance Company and Union Fidelity Life Insurance Company.

10.19*	Reinsurance Agreement by and between GE Capital Life Assurance Company of New York and Union Fidelity Life Insurance Company.
10.20*	Coinsurance Agreement by and between Union Fidelity Life Insurance Company and Federal Home Life Insurance Company.
10.21*	Capital Maintenance Agreement by and between Union Fidelity Life Insurance Company and General Electric Capital Corporation.
10.22*	Reinsurance Agreement by and between Financial Insurance Company Limited and Viking Insurance Company, Limited.
10.23*	Reinsurance Agreement by and between Financial Assurance Company Limited and Viking Insurance Company, Limited.
10.24*	Reinsurance Agreement by and between RD Plus S.A. and Vie Plus S.A.
21.1*	Subsidiaries of the registrant
23.1	Consent of KPMG LLP
23.2*	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (See Signature Page)

*
To be filed by amendment.

QuickLinks

CALCULATION OF REGISTRATION FEE
TABLE OF CONTENTS
Prospectus Summary
The Offering
Summary Historical and Pro Forma Financial Information
Risk Factors
Forward-Looking Statements
Use of Proceeds
Dividend Policy
Capitalization
Selected Historical and Pro Forma Financial Information
Pro Forma Financial Information
Pro Forma Financial Information
Pro Forma Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Corporate Reorganization
Business
Regulation
Management
Arrangements Between GE and Our Company
Ownership of Common Stock
Description of Capital Stock
Description of Equity Units
Description of Certain Indebtedness
Shares Eligible for Future Sale
Certain U.S. Federal Tax Considerations for Non-U.S. Holders of Common Stock
Underwriters
Legal Matters
Experts
Additional Information
Index to Combined Financial Statements
Independent Auditors' Report
Genworth Financial, Inc. Combined Statement of Earnings (Dollar amounts in millions)
Genworth Financial, Inc. Combined Statement of Financial Position (Dollar amounts in millions)
Genworth Financial, Inc. Combined Statement of Stockholder's Interest (Dollar amounts in millions)
Genworth Financial, Inc. Combined Statement of Cash Flows (Dollar amounts in millions)
Genworth Financial, Inc. Notes to Combined Financial Statements Years Ended December 31, 2002, 2001 and 2000
Genworth Financial, Inc. Combined Statement of Earnings (Dollar amounts in millions) (Unaudited)
Genworth Financial, Inc. Combined Statement of Financial Position (Dollar amounts in millions) (Unaudited)
Genworth Financial, Inc. Combined Statement of Cash Flows (Dollar amounts in millions) (Unaudited)
Genworth Financial, Inc. Notes to Interim Combined Financial Statements (Unaudited)
Independent Auditors' Report
GENWORTH FINANCIAL, INC. STATEMENT OF FINANCIAL POSITION As of October 23, 2003 (date of incorporation)
NOTES TO STATEMENT OF FINANCIAL POSITION
Glossary of Selected Insurance Terms
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
INDEX TO EXHIBITS